                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

      Securities Act Rule 801 (Rights Offering)                            [ ]
      Securities Act Rule 802 (Exchange Offer)                             [X]
      Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                  [ ]
      Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                [ ]
      Exchange Act Rule 14e-2(d) (Subject Company Response)                [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

                    Good Morning Shinhan Securities Co.,Ltd.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                       N/A
--------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                              The Republic of Korea
--------------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                        Shinhan Financial Group Co., Ltd.
--------------------------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

                        Common Stock and Preferred Stock
--------------------------------------------------------------------------------
                     (Title of Class of Subject Securities)


                                      None
--------------------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                          Shinhan Bank, New York Branch
                          800 Third Avenue, 32nd Floor
                            New York, New York 10022
                                  212-371-8000
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 (Name, Address (including zip code) and Telephone Number (including area code)
     of Person(s) Authorized to Receive Notices and Communications on Behalf
                               of Subject Company)

                               September 17, 2004
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                  (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a)   See Exhibit I.1.(a).
(b)   Not applicable.

ITEM 2. INFORMATIONAL LEGENDS

Included in document attached hereto as Exhibit I.1.(a).

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)   Not applicable.
(2)   Not applicable.
(3)   Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)   Form F-X filed concurrently with the Commission on September 20, 2004.
(2)   Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            /s/ Byung Jae Cho
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                                   (Signature)

            Byung Jae Cho, Chief Financial Officer
--------------------------------------------------------------------------------
                                (Name and Title)

            September 20, 2004
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                                     (Date)

EXHIBIT                        DESCRIPTION                              PAGE NO.
I.1.(a)     Registration Statement relating to Exchange Offer for          5
            Common Stock and Preferred Stock of Good Morning Shinhan
            Securities Co., Ltd.

                                 EXHIBIT I.1.(a)

                             REGISTRATION STATEMENT

                           RELATING TO EXCHANGE OFFER

                                       FOR

                       COMMON STOCK AND PREFERRED STOCK OF

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                           Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases.

<Table of Contents>

1. Registration Statement Relating to Exchange Offer for Common Stock and preferred stock of Good Morning Shinhan Securities

2. Appendix

Appendix 1) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2001

Appendix 2) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2002

Appendix 3) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2003

Appendix 4) The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 6 months ended June 30, 2004

Appendix 5) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Good Morning Securities as of and for the year ended March 31, 2002

Appendix 6) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Good Morning Shinhan Securities as of and for the year ended March 31, 2003

Appendix 7) The Independent Accountant's Audit Report (under Korean GAAP) to the
             Non-consolidated Financial Statements of Good Morning Shinhan Securities as of and for the year ended March 31, 2004

Appendix 8) The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Good Morning Shinhan Securities as of and for the 3 months ended June 30, 2004

Appendix 9) Shinhan Financial Group's Article of Incorporation

Appendix 10) Good Morning Shinhan Securities' Article of Incorporation

Appendix 11) The Minutes of Extraordinary Meeting of the Board of Directors
             (Shinhan Financial Group)

Appendix 12) The Minutes of Extraordinary Meeting of the Board of Directors
             (Good Morning Shinhan Securities)

REGISTRATION STATEMENT RELATING TO EXCHANGE OFFER FOR COMMON STOCK AND PREFERRED STOCK OF GOOD MORNING SHINHAN SECURITIES CO., LTD.

CHAPTER 1. SUMMARY OF SHARE SWAP

Company Name: Shinhan Financial Group Co., Ltd. and Good Morning Shinhan Securities Co., Ltd.



1.   PURPOSE OF SHARE SWAP

     - The purpose of the share swap is to incorporate Good Morning Shinhan Securities Co., Ltd. into Shinhan Financial Group Co., Ltd.'s wholly-owned subsidiary, thereby preventing conflicts of interest from arising among the shareholders of each company while enabling strategic operations of the business such as promoting business synergy within the group and providing for efficiency in its distribution of resources.


2.   METHOD OF SHARE SWAP


A.   Election Regarding Share Swap and Share Transfer


     -    Share swap


          * Shinhan Financial Group Co., Ltd. will execute the share swap as a small-sized share swap under Article 360-10 of Commercial Code. (The number of shares to be newly issued for the proposed share swap will not exceed 5% of the total number of shares issued by Shinhan Financial Group Co., Ltd.)


          * The common stock and the preferred stock of Good Morning Shinhan Securities Co., Ltd. will be exchanged with common stock of Shinhan Financial Group Co. Ltd. at the applicable exchange rate set for each such common and preferred stock.


B.   Summary Information concerning Parties to of the Share swap


    Company          Company name               Shinhan Financial Group Co., Ltd.
   becoming a        Address                    120 Taepyung-ro 2-ga, Jung-gu, Seoul
wholly-controlling   Representative Director    Young Hwi Choi, Eung Chan Ra
 parent company      Stock listed company       Stock listed company
                     or registered company

    Company          Company name               Good Morning Shinhan Securities Co., Ltd.
   becoming a        Address                    23-2 Yoeuido-dong, Youngdeungpo-gu, Seoul
  wholly-owned       Representative Director    Kangwon Lee
   subsidiary        Stock listed company       Stock listed company
                     or registered company

    Existing         Company name               Shinhan Bank
  wholly-owned       Address                    120 Taepyung-ro 2-ga, Jung-gu, Seoul
  subsidiaries       Representative Director    Sang Hoon Shin

                     Company name               Shinhan Capital Co., Ltd.
                     Address                    526-3 Gojan-dong, Danwon-gu, Ansan-si, Kyunggido
                     Representative Director    Dong Girl Lee

                     Company name               Shinhan Card Co., Ltd.
                     Address                    120 Taepyung-ro 2-ga, Jung-gu, Seoul
                     Representative Director    Seong Gyoon Hong

                     Company name               Chohung Bank Co., Ltd.
                     Address                    14 Namdaemoon-ro1-ga, Jung-gu, Seoul
                     Representative Director    Dong Soo Choi

                     Company name               Shinhan Credit Information Co., Ltd.
                     Address                    983-16 Doksan-dong, Geumchun-gu, Seoul
                     Representative Director    Bum Seong Shin


3.   SUMMARY OF THE SHARE SWAP


A. The name and address, etc. of the wholly-controlling parent company and the wholly-owned subsidiary


     -    Wholly-controlling parent company


          * Company name: Shinhan Financial Group Co., Ltd. (hereinafter, "Shinhan Financial Group")


          *    Address: 120 Taepyung-ro 2-ga, Jung-gu, Seoul

     -    Wholly-owned subsidiary


          * Company name: Good Morning Shinhan Securities Co., Ltd. (hereinafter, "Good Morning Shinhan Securities")


          *    Address: 23-2 Yeoido-dong, Youngdeungpo-gu, Seoul


B. Contents of any change in the articles of incorporation of the wholly-controlling parent company


     -    Not applicable


C. Changes in the number of the authorized capital stock, etc. of the wholly-controlling parent company



                                                                                 Unit: Million Won, Share

       CLASSIFICATION              TYPE OF STOCK           BEFORE SHARE SWAP         AFTER SHARE SWAP
       --------------              -------------           -----------------         ----------------

Number of authorized capital             -                   1,000,000,000            1,000,000,000
          stock

Number of shares issued and        Common stock               309,083,890               320,952,439
          outstanding

                                   Preferred stock             97,304,564                97,304,564

       Paid-in-capital                   -                      2,031,942                 2,091,285


       Capital reserve                   -                      3,537,940                 3,758,490


Note 1) The number of shares issued and outstanding, paid-in-capital and capital reserve after the share swap were each calculated on the basis of the maximum possible number of shares that can be issued for the share swap. Such numbers may change subject to the number of shares actually issued for the share swap.


     * The maximum possible number of common shares to be issued(11,868,549) has been calculated by multiplying (i) the share exchange rate for the common and preferred shares, as the case may be, and (ii) the sum of
          (A) the number of shares issued by Good Morning Shinhan Securities and held by shareholders other than Shinhan Financial Group (common stock:61,491,966 [and] preferred stock: 3,823,314) and (B) the number of shares subject to stock options granted by Good Morning Shinhan Securities that have been exercised on or before the date immediately preceding the swap date (8,900,025 of common shares)


     -    Common stock =(61,491,966+8,900,025) * 0.1633 = 11,495,012

     -    Preferred stock = 3,823,314 * 0.0977 = 373,537



     * As preferred stock of Good Morning Shinhan Securities will be exchanged into common stock of Shinhan Financial Group in accordance with applicable stock exchange rate, the increase in the number of issued stock of Shinhan Financial Group after the share swap will only take place with respect to its common stock.


     * The maximum possible number of shares to be issued calculated as described above is 2.92% of the total number of issued and outstanding shares of Shinhan Financial Group, and therefore, the proposed share swap meets the requirements for a small-sized share swap under the Korean Commercial Code.


     * The number of common shares that are to be actually issued will be within the maximum possible number of shares that will be issued for the share swap and will be calculated by multiplying the applicable exchange rate set forth in Paragraph E and the number of common and preferred shares of Good Morning Shinhan Securities held by shareholders other than Shinhan Financial Group as of the due date for the submission of the share certificates for the share swap (December 22, 2004) (Such number of actual shares to be issued will be determined pursuant to the result of the tender offer to be executed by Shinhan Financial Group before the share swap for the preferred stock of Good Morning Shinhan Securities and the number of stock options granted by Good Morning Shinhan Securities that have been exercised by the due date for the submission of share certificates).


     2) The amount of capital reserve after the share swap may change as a result of calculations carried out in accordance with the applicable laws and regulations and the accounting principles, in addition to the changes in the number of issued and outstanding shares referred to above.


D.   Par Value of 1 share


     -    Par value of 1 share: 5,000 Won



E. Matters regarding the allocation of new shares to shareholders of the company which is becoming a wholly-owned subsidiary


     - As of the due date for the submission of stock certificates for the share swap (December 22, 2004), Shinhan Financial Group will allocate
          0.1633 and 0.0977 common shares in registered form of Shinhan Financial Group for 1 share each of common stock or preferred stock in registered form of Good Morning Shinhan

          Securities held by the shareholders other than Shinhan Financial Group ("shareholders subject to the share swap") as of the due date for the submission of the share certificates (December 22, 2004) for the share swap.



     - Provided however, the shareholders who are subject to the share swap shall be paid in cash with respect to any fractional shares that result from the share swap, which amount will be calculated based on the market closing price of the new shares issued by Shinhan Financial Group for the share swap on the first day of their listing.

F. Matters regarding the cash amount to be paid to shareholders of the company which is becoming a wholly-owned subsidiary.

     -    Not applicable

G.   Ownership status of treasury stock by the company executing share swap




                                                                        BEFORE SHARE SWAP
    CLASSIFICATION                         TYPE                              (RATE)                   REMARKS
    --------------                         ----                         -----------------             -------


Company becoming a         Treasury stock           Common stock                -
wholly-controlling
parent company                                      Preferred stock             -


                           Shares issued by a       Common stock            94,084,384
                           company becoming a                                  (59.0%)
                           wholly-owned subsidiary  Preferred stock             -



Company becoming a         Treasury stock           Common stock                 4,795
wholly-owned                                                                  (0.003%)
subsidiary                                          Preferred stock          1,042,418
                                                                              (0.654%)
                           Shares issued by a       Common stock                -
                           company becoming a       Preferred stock             -
                           wholly-controlling
                           parent company


Existing wholly-owned      Shares issued by a       Common stock             8,985,567
subsidiary                 wholly-controlling                                  (2.21%)
(Chohung Bank)             parent company           Preferred stock             -




Note 1)   As of the end of June, 2004

     2) Each rate appearing in a parenthesis above is a percentage of shares based on the total number of issued shares.


     3) In the case of Shinhan Financial Group, 18,979 shares newly issued with respect to fractional shares that resulted from the share swap with Chohung Bank implemented in June, 2004 were acquired as treasury shares on July 7th, 2004.


     4) Common shares comprising the treasury stock of Good Morning Shinhan Securities were acquired through disposition of shares newly issued with respected to fractional shares that resulted from a capital decrease for value effected on January 2003, and the preferred shares comprising the treasury stock were acquired for the purpose of price stabilization and also constituted acquisition of shares newly issued with respect to fractional shares that resulted from the above capital decrease.


     5) In the case of Chohung Bank, the treasury shares acquired as a result of exercise of appraisal right by shareholders who opposed the share swap with Shinhan Financial Group effected during June of 2004 were exchanged to common shares in accordance with the share swap, and as such shares must be disposed of within three years from the date of their acquisition in accordance with Financial Holding Companies Act, such shares are expected to be disposed of at an appropriate time by appropriate means as share price movements warrant.



H.   Plan for disposal of treasury stock, etc.


     1)   Treasury stock held by Shinhan Financial Group



          - Treasury stock (18,979) held by Shinhan Financial Group will be disposed at an appropriate time by appropriate means.


          - In addition to the stock mentioned above, shares newly issued with respect to fractional shares that result from the proposed share swap will be acquired, and such new additional shares will also be disposed of at an appropriate time by appropriate means at a later date.



     2)   Treasury stock held by Good Morning Shinhan Securities



          - Common stock: Common shares will be exchanged to the common stock of Shinhan Financial Group in accordance with the share swap and they will be disposed of at an appropriate time and by appropriate means within six month of their swap date.

          - Preferred stock: Preferred shares will be disposed of by tendering such stock in its entirety at a tender offer to be issued by Shinhan Financial Group prior to the proposed share swap.




          - Others: In the case of Good Morning Shinhan Securities, it may acquire treasury shares upon the exercise of appraisal right by dissenting shareholders in the course of the proposed share swap, and such treasury shares will be exchanged into the common shares of Shinhan Financial Group pursuant to the share swap. As the foregoing common shares of Shinhan Financial Group are required to be disposed of within three years from their acquisition date under the Financial Holding Companies Act, they are expected to be disposed of at an appropriate time by appropriate means in the future.



I. Maximum amount in the case of dividend (including quarterly dividend) to be declared until the date of share swap



     -    Not applicable




J. Name and background of any directors and statutory auditors (including the members of the audit committee) to be appointed for the wholly-controlling parent company



     - No director or statutory auditor will be newly appointed at the company becoming the wholly controlling parent company in connection with the share swap.



     - In addition, the term of office for the directors and members of the audit committee of Shinhan Financial Group, the wholly controlling parent company, who were appointed before the proposed share swap will remain unchanged.



     - Under Article 360-13 of the Commercial Code, the directors and statutory auditors of the company, which is to become the wholly-controlling parent company pursuant to a share swap, who were appointed before the share swap are to leave their offices at the end of the first ordinary general meeting of shareholders held with respect to the fiscal year in which the share swap is implemented, unless otherwise provided in the share swap agreement.



K.   Share swap schedule

* The present share swap is a share swap being effected pursuant to Article 360-3 of the Commercial Code (the case of Shinhan Financial Group, it is a small-sized share swap undertaken pursuant to Article 360-10 of the Commercial Code), and the details of the schedule for the swap will be determined in accordance with Article 62-2 of the Financial Holding Companies Act (special provisions regarding share swaps and transfers).



(1) The date of the resolution of the board of directors and the date of the share swap agreement


     - Shinhan Financial Group and Good Morning Shinhan Securities: September 17, 2004 (Fri)



          * As the meeting of the board of directors of Shinhan Financial Group is to be held in New York, US, the local date for the meeting is September 16 (Thu) but according to Korean standard time, the date of the meeting is September 17 (Fri).



(2) The record date for the determination of shareholders for the general meeting of shareholders for the share swap



     -    Good Morning Shinhan Securities: October 27, 2004 (Wed)




         * Only Good Morning Shinhan Securities will need to convene a general meeting of shareholders for the approval of the share swap.


         * In the case of Shinhan Financial Group, the approval of shareholders may be replaced with an approval of the board of directors pursuant to Article 360-10 of the Commercial Code. Provided however that if the shareholders holding 20/100 of total number of shares issued and outstanding notify their objection to the share swap, the share swap may not be implemented as a small-sized share swap. The date on which the identity of shareholders who are eligible to express their objections will be determined is September 30, 2004 (Thu).



     - The record date for the determination of shareholders holding preferred stock of Good Morning Shinhan Securities for the general meeting of preferred shareholders is October 27, 2004 (Wed).

          * In the case of present share swap, as the preferred stock of Good Morning Shinhan Securities will be exchanged into common stock of Shinhan Financial Group, the approval of preferred shareholders of Good Morning Shinhan Securities convened at a class meeting of preferred shareholders will be needed, and accordingly, the record date for the determination of shareholders for such class meeting of preferred shareholders will be needed to be set.



(3)  The date of the general meeting of shareholders for the share swap approval



     -    Good Morning Shinhan Securities general meeting of shareholders:
          November 26, 2004 (Fri)



     - Good Morning Shinhan Securities' class meeting of preferred shareholders: November 26, 2004 (Fri)



          * In the case of the present share swap, as the preferred stock of Good Morning Shinhan Securities will be exchanged into common stock of Shinhan Financial Group, the approval of the preferred shareholders of Good Morning Shinhan Securities convened at a class meeting of preferred shareholders is needed, and accordingly the record date for the determination of shareholders for such class meeting of preferred shareholders will be needed to be set.



          * In the case of Shinhan Financial Group, since the share swap is a small-sized share swap pursuant to Article 360-10 of the Commercial Code, the approval of shareholders is replaced with the approval of the board of directors.



(4)  Exercise period of appraisal rights



     - Good Morning Shinhan Securities: November 26, 2004 (Fri) ~ December 6, 2004 (Mon)



          * In accordance with Article 62-2 of the Financial Holding Companies Act, the exercise period of the shareholders' appraisal right will be reduced from 20 days to 10 days from the date of the resolution adopted at the applicable general shareholders meeting.

          * In the case of Shinhan Financial Group, since the present share swap is a small-sized share swap being effected under Article 360-10 of the Commercial Code, the appraisal right of dissenting shareholders will not be granted




(5) The expected date of public notice and the individual notice of invalidation of share certificates of the company becoming a wholly-owned subsidiary




     -    Good Morning Shinhan Securities: November 27, 2004 (Sat)




(6)  Date of share swap


     -    December 23, 2004 (Thu)



(7)  Other Dates


     -    Date of public notice of share swap: September 24, 2004 (Fri)



          *    In accordance with Article 360-10 of the Commercial Code and
               Article 62-2 of the Financial Holding Companies Act, Shinhan Financial Group will make a public notice regarding the terms of the share swap within 7 days after the execution of the applicable share swap agreement (In the case of Good Morning Shinhan Securities, on the date of public and individual notice for the convening the general meeting of shareholders.)




     -    Notice of opposition by shareholders of Shinhan Financial Group:
          Shareholders of Shinhan Financial Group do not have dissenting shareholders' appraisal right, but they may express their opposition to the proposed share swap within 7 days from the date of public notice for the share swap as provided in Article 62-2 of the Financial Holding Companies Act and Article 360-10 of the Commercial Code. Such opposition should be made by October 1, 2004 (Fri), but as the relevant period includes chu-suk holidays, the period for opposition will be extended until October 6, 2004 (Wed).




L. Other major items subject to resolution of the board of directors or material terms of the share swap agreement




(1) As the present share swap is a small-sized share swap under Article 360-10 of the Commercial Code, if the shareholders holding 20/100 of the total number of shares issued by Shinhan Financial Group notify their objections to the share swap, the share swap may not be implemented as a small-sized share swap.




(2) The present share swap requires an approval by the general meeting of shareholders of Good Morning Shinhan Securities as well as the class meeting of preferred shareholders of Good Morning Shinhan Securities, and in the event that foregoing approvals are not obtained, the share swap may not be implemented.




     * As the preferred stock of Good Morning Securities will be exchanged into the common stock of Shinhan Financial Group, an approval by a class meeting of the preferred shareholders is required.




(3) Although not provided for in the agreement related to the small-sized share swap, Shinhan Financial Group has decided to issue a tender offer for the preferred stock of Good Morning Shinhan Securities under Chapter 4 of the Securities and Exchange Act. Material terms of the tender offer are as follows:



     - Total number of shares to be purchased by the tender offer: 1,529,326 shares of preferred stock in registered form of Good Morning Shinhan Securities (equivalent to 40 % of all issued and outstanding preferred shares)



     -    Tender offer price: Won 2,500 per share



     - Tender offer period: September 24, 2004 (Fri) ~ October 13, 2004 (Wed) (20 days)




     - Conditions of tender offer: In the event that the shares tendered in response to the tender offer is less than the target number of shares solicited for purchase, all of the tendered shares will be purchased (since the amount of shares solicited for purchase equals 100% of all issued and outstanding preferred shares, the number of tendered shares will not exceed the target amount of shares to be purchased).



4.   SHARE EXCHANGE AND TRANSFER RATE AND THE BASIS OF CALCULATION



A.   Share exchange and transfer rate




     -    The share exchange rate for the common stock of Good Morning Shinhan
          Securities: 0.1633

          * 0.1633 shares of common stock in registered form of Shinhan Financial Group (par value: 5,000 Won ) will be allocated per 1 share of common stock in registered form of Good Morning Shinhan Securities (par value: 5,000 Won ).


     - The Share exchange rate for the preferred stock of Good Morning Shinhan Securities: 0.0977



          * 0.0977 shares of common stock in registered form of Shinhan Financial Group (par value: 5,000 Won ) will be allocated per 1 share of common stock in registered form of Good Morning Shinhan Securities (par value: 5,000 Won).



B.   Basis of calculation



     (1)  Summary


          - In the case of share swap between Shinhan Financial Group and Good Morning Shinhan Securities, as both are listed companies, the share exchange rate will be calculated by using the base share price method set forth in Article 190-2 of the Securities and Exchange Act, Article 84-7 of the related Enforcement Decree, and Article 36-12 of the related Enforcement Regulation.


     (2)  Exchange ratio


          - The share swap price will be the lower of the following item (1) or (2), determined as of the date (September 16, 2004) immediately preceding the date of the board of directors' resolution (the submission date of the share swap statement)


               (1) The arithmetic mean of (i) the trading volume-weighted average of market closing price for the past one (1) month,
                    (ii) the trading volume-weighted average of market closing price for the past one (1) week, and (iii) the market closing price for the most recently ended trading day



               (2) The closing market price for the most recently ended trading day



          - The exchange ratio will be calculated based on the exchange price calculated using the method described above

     -    Details of the exchange ratio calculation




     (A)  Exchange ratio




     1)   Common stock of Good Morning Shinhan Securities



                                                    Good Morning Shinhan
Classification        Shinhan Financial Group           Securities              Remarks
--------------        -----------------------       --------------------        -------



Exchange price               Won 20,492              Won 3,345


Exchange ratio                    1                    0.1633



Note) The exchange ratio will be rounded up to the fourth decimal place.



     2)   Preferred stock of Good Morning Stock Securities



                                                    Good Morning Shinhan
Classification        Shinhan Financial Group           Securities              Remarks
--------------        -----------------------       --------------------        -------


Exchange price              Won 20,492               Won 2,002


Exchange ratio                   1                     0.0977





Note)   The exchange ratio will be rounded up to the fourth decimal place



     (B)  Calculation of base share price (exchange price)

     Details of the calculation of base share price of Shinhan Financial Group




     Date              Closing price (Won)     Trading volume (share)     Closing price*trading volume
     ----              -------------------     ----------------------     ----------------------------

2004.09.16                  20,950                 1,066,290                   22,338,775,500
2004.09.15                  20,550                 1,281,269                   26,330,077,950
2004.09.14                  20,500                   940,256                   19,275,248,000
2004.09.13                  20,250                 1,525,350                   30,888,337,500


2004.09.10                  20,150                 1,345,086                   27,103,482,900
2004.09.09                  19,900                 1,725,520                   34,337,848,000
2004.09.08                  20,150                 1,138,789                   22,946,598,350
2004.09.07                  20,500                   642,396                   13,169,118,000
2004.09.06                  21,000                   642,012                   13,482,252,000
2004.09.03                  21,050                   923,219                   19,433,759,950
2004.09.02                  21,250                 1,679,757                   35,694,836,250
2004.09.01                  20,850                 1,602,996                   33,422,466,600
2004.08.31                  19,500                   493,808                    9,629,256,000
2004.08.30                  19,750                   496,774                    9,811,286,500
2004.08.27                  19,900                 1,286,517                   25,601,688,300
2004.08.26                  20,000                 1,519,008                   30,380,160,000
2004.08.25                  19,800                 1,260,027                   24,948,534,600
2004.08.24                  18,700                 1,026,953                   19,204,021,100
2004.08.23                  19,050                   704,527                   13,421,239,350
2004.08.20                  19,150                   507,339                    9,715,541,850
2004.08.19                  19,000                 1,019,290                   19,366,510,000
2004.08.18                  18,750                   902,377                   16,919,568,750
2004.08.17                  19,150                 1,083,724                   20,753,314,600


Volume weighted average of share price for one month                               20,077 Won
Volume weighted average of share price for one week                                20,450 Won
Most recent closing price (September 16, 2004)                                     20,950 Won
Arithmetic Average                                                                 20,492 Won
Base share price (exchange price)                                                  22,143 Won




Details of the calculation of base share price of common stock of Good Morning Shinhan Securities



     Date              Closing price (Won)     Trading volume (share)     Closing price*trading volume
     ----              -------------------     ----------------------     ----------------------------


2004.09.16                   3,345                 1,091,350                    3,650,565,750
2004.09.15                   3,285                 2,158,013                    7,089,072,705
2004.09.14                   3,430                   956,627                    3,281,230,610
2004.09.13                   3,595                   911,038                    3,275,181,610
2004.09.10                   3,500                   475,270                    1,663,445,000
2004.09.09                   3,500                   629,930                    2,204,755,000
2004.09.08                   3,445                   618,720                    2,131,490,400
2004.09.07                   3,550                   490,971                    1,742,947,050
2004.09.06                   3,600                   963,293                    3,467,854,800
2004.09.03                   3,450                   676,510                    2,333,959,500
2004.09.02                   3,480                 1,433,206                    4,987,556,880


2004.09.01                   3,325                 1,004,370                    3,339,530,250
2004.08.31                   3,165                 1,061,065                    3,358,270,725
2004.08.30                   3,225                   651,960                    2,102,571,000
2004.08.27                   3,350                   529,949                    1,775,329,150
2004.08.26                   3,380                 1,900,330                    6,423,115,400
2004.08.25                   3,265                   399,499                    1,304,364,235
2004.08.24                   3,210                   491,120                    1,576,495,200
2004.08.23                   3,290                   513,625                    1,689,826,250
2004.08.20                   3,260                   350,430                    1,142,401,800
2004.08.19                   3,320                   846,771                    2,811,279,720
2004.08.18                   3,240                   400,145                    1,296,469,800
2004.08.17                   3,200                   616,290                    1,972,128,000

Volume weighted average of share price for one month                                3,371 Won
Volume weighted average of share price for one week                                 3,390 Won
Most recent closing price (September 16, 2004)                                      3,345 Won
Arithmetic Average                                                                  3,369 Won
Base share price (exchange price)                                                   3,345 Won



Details of the calculation of the base share price of preferred stock of Good Morning Shinhan Securities




     Date              Closing price (Won)     Trading volume (share)     Closing price*trading volume
     ----              -------------------     ----------------------     ----------------------------


2004.09.16                   2,020                     1,970                        3,979,400
2004.09.15                   1,985                     2,710                        5,379,350
2004.09.14                   2,040                     5,040                       10,281,600
2004.09.13                   2,105                    19,030                       40,058,150
2004.09.10                   2,030                     4,910                        9,967,300
2004.09.09                   1,965                       840                        1,650,600
2004.09.08                   1,980                    12,940                       25,621,200
2004.09.07                   1,960                     7,253                       14,215,880
2004.09.06                   1,980                    17,203                       34,061,940
2004.09.03                   1,860                     8,130                       15,121,800
2004.09.02                   1,860                    13,170                       24,496,200
2004.09.01                   1,795                     9,370                       16,819,150


2004.08.31                   1,770                     4,420                        7,823,400
2004.08.30                   1,760                     3,152                        5,547,520
2004.08.27                   1,785                     2,011                        3,589,635
2004.08.26                   1,840                     2,950                        5,428,000
2004.08.25                   1,785                       871                        1,554,735
2004.08.24                   1,770                       221                          391,170
2004.08.23                   1,785                     4,732                        8,446,620
2004.08.20                   1,800                     3,380                        6,084,000
2004.08.19                   1,805                     7,721                       13,936,405
2004.08.18                   1,780                     6,861                       12,212,580
2004.08.17                   1,775                     4,444                        7,888,100


Volume weighted average of share price for one month                                    1,916 Won
Volume weighted average of share price for one week                                     2,070 Won
Most recent closing price (September 16, 2004)                                          2,020 Won
Arithmetic Average                                                                      2,002 Won
Base share price (exchange price)                                                       2,002 Won




5.   SUMMARY OF THE APPRAISAL OPINION PROVIDED BY AN APPRAISAL AGENCY



     - Not applicable since the exchange ratio has been calculated based on the market price pursuant to the Securities and Exchange Act.



6. DETAILS OF EQUITY CONTRIBUTIONS, GUARANTEES OF LIABILITY AND OTHER TRANSACTIONS BY THE COMPANY PARTY TO THE SHARE SWAP


[Company Name: Shinhan Financial Group Co., Ltd.]




A.   Details of equity contributions




                                                                     (Unit: Million Won, 1000 shares, %)

    COMPANY NAME            RELATION         NUMBER OF SHARE        OWNERSHIP         ACQUISITION COST
    ------------            --------         ---------------        ---------         ----------------


    Shinhan Bank           Subsidiary            244,807             100.00%             2,994,511
    Chohung Bank           Subsidiary            719,118             100.00%             2,196,392
Good Morning Shinhan       Subsidiary             94,084              59.41%               507,761
     Securities


    Shinhan Card           Subsidiary             30,569              100.00%              246,957
   Shinhan Capital         Subsidiary             16,000              100.00%               54,091
 Shinhan BNP Paribas       Subsidiary              4,000               50.00%               20,621
        ITMC
      Jeju Bank            Subsidiary              9,692               62.42%               42,935
        SH&C               Subsidiary              3,000               50.00%               15,000
      e-Shinhan            Subsidiary                415               73.67%                8,270
  Shinhan Macquarie        Subsidiary                102               51.00%                  510
   Shinhan Credit          Subsidiary                600               100.00%               4,577
     Information



Note)   as of June 30, 2004




B.   Details of guarantees of liability


                                                                                    (Unit: million Won )


    COMPANY NAME       RELATION        CREDITOR           LIABILITY       GUARANTEE PERIOD      AMOUNT
    ------------       --------        --------           ---------       ----------------      ------

    Good Morning      Subsidiary  Macquairie Capital    Guarantee of      2003. 7. 1          60,000
 Shinhan Securities                      Korea          performance of    ~ 2006. 6.30        Leasing
                                                        liability         July 1, 2004 ~      fee
                                                        relating to       June 30, 2006       (50
                                                        lease of IT                           billion
                                                        equipment                             Won +
                                                                                              interest
                                                                                              thereon

Note)   as of June 30, 2004



C.   Details of provision of security


                                                                                         (Unit: )
                                                                         PRIORITY AND
                                                                           MAXIMUM
                                                            SECURITY      AMOUNT OF
   COMPANY NAME       RELATION     CREDITOR    SECURITY      PERIOD        SECURITY         AMOUNT
   ------------       --------     --------    --------      ------      ------------       ------


                         N/A         None

Note) A promissory note has been pledged as collateral in connection with a loan from KorAm Bank.



D.   Other transactions



     - Currently holding subordinated bonds in the aggregate principal amount of 130 billion Won issued by Good Morning Shinhan Securities which is the counterparty to the present share swap transaction


          * Maturity date: September 26, 2004 (Date of issuance: September 26, 2002)



          *    Interest rate: 6.23%


[Company name: Good Morning Shinhan Securities Co., Ltd.]



A.   Details of equity contributions


                                                                            (Unit: Million Won, share, %)


            COMPANY NAME                   RELATION      NUMBER OF SHARE   OWNERSHIP      ACQUISITION COST
            ------------                   --------      ---------------   ---------      ----------------


         SAEHAN INDUSTRIES INC                 None             202,666          0.15           1,841
              Sub-total of marketable shares                    202,666                         1,841

 Korea Securities Computer Corporation         None               8,735          0.16              44
      Korea Securities Corporation             None           2,304,469          3.39          11,573
      Korea Securities Depository              None               9,882          1.60             843
    Kihyup Technology Banking Corp.            None             100,000          1.72             500
                 KOSDAQ                        None              92,000          2.19             460
Hanwha Investment Trust Management Co., Ltd.   None             270,000          4.50           1,350
        Korea Money Broker Corp.               None              20,000          1.00             100
  Madas International Asset Management Ltd.    None              85,714          4.29             301
          IGLOO SECURITY, INC.                 None              25,000          0.42             500
I Investment Trust Management Co., Ltd.        None             100,000          3.16             500
     Korea ENC Securities Co., Ltd.            None             319,999          6.25           1,600
            SYSPOL CO., Ltd                    None             187,500          1.19             210
         SEOKYUNG TSC CO., LTD                 None             100,454          1.23             703
               Mp man.com                      None               2,722          0.43             193


        THE & COMPANY. CO., LTD.               None                 1,334        1.06              20
  Institute for Social Development and
            Policy Research                    None                10,000        1.70              10
Daehan Investment Trust Securities Co., Ltd.   None               266,000        0.05           1,900
Korea Investment & Securities Co., Ltd.        None               271,515        0.03           2,801
    Shinhan Life Insurance Co., Ltd.           None               464,800        1.16           2,324
          Korea Tarpaulin Inc                  None                   631        0.15             505

            Sub-total of non-marketable shares                                                 26,437

                  Total number of shares                                                       28,278

          KOREA STOCK EXCHANGE                 None                              3.40           2,612
 Securities Market Stabilization Funds         None                             10.30           4,612
 Good-KDB 2nd Securitization Specialty
                Co., Ltd                       None                              6.00           3,000
S.S Koram Securitization Specialty Co., Ltd    None                              2.90             0.3
SMI V ABS Securitization Specialty Co., Ltd.   None                              2.00             0.2
   Dream Pool ABS Specialty, Co. Ltd           None                              1.50             0.2
   New Expert ABS Specialty Co., Ltd.          None                              1.00             0.1
     Expert ABS Specialty Co., Ltd             None                              1.00             0.1
       Grand Consortium Specialty
        Securitization Co., LTD                None                              1.00             0.1

                Total equity contributions                                                     10,225

    Good Morning Securities USA Inc.           Application of      15,000      100.00           3,342
                                               equity method

 Good Morning Securities Europe Limited        Application of   5,000,000      100.00           9,669
                                               equity method

 Total number of shares of companies subject to equity method                                  13,011

                          Total                                                                51,514



Note)   As of June 30, 2004



B.   Details of guarantees of liability


     -    Not applicable

C.   Details of provisions of security


                                                                                       (Unit: Million Won)
                                                                   PRIORITY
                                                                   AND
                                                                   MAXIMUM
                                                       SECURITY    AMOUNT OF
COMPANY NAME  RELATION     CREDITOR        SECURITY     PERIOD     SECURITY     AMOUNT        REMARKS
------------  --------     --------        --------    -------     ---------    ------        -------


Good Morning
   Shinhan                               Head office
 Securities    Related   Shinhan Bank      building        -           -         91,000    Mortgage

                                         Head office
      "        Related   Shinhan ITMC    annex building    -           -            850    Mortgage


                                         Head office       -           -          2,646    Mortgage
      "        Related   Shinhan ITMC    annex building

                        PCA Investment
                             Trust
                          Management     Head office
      "         None         Corp.       annex building    -           -          3,678    Mortgage


                           National
                           Pension       Gumi office
      "         None      Corporation    building          -           -            800    Mortgage


                           DONGBU
                        INSURANCE CO.,   Gumi office       -           -             20    Jeonsae Kwon
      "         None        LTD          building

                        Samsung Life
                        Insurance Co.,   Gumi office       -           -            130    Mortgage
      "         None         Ltd.        building


                         HYUNDAI
                         CAPITAL         Gumi office       -           -             82    Mortgage
      "         None    SERVICES, INC.   building


                          Cheju Ko
                           Family        Kunsan office
      "         None     Association     building          -           -             25        -


                         KB Investment
                           Trust
                          Management
                         Co., Ltd (KB
                            Asset        Kunsan office
      "         None     Management)     building          -           -            419    Mortgage


                         Agere Systems   Kunsan office
      "         None      Korea Ltd.     building          -           -            219    Mortgage


      "         None     Shinhan Life    Kunsan office     -           -           15      Mortgage
                        Insurance Co.,     building
                             Ltd.

      "         None    DAEKYO CO.,      Kunsan office     -           -          110      Mortgage
                           LTD             building

                             Korea
      "         None      Broadcasting     Woolsan
                          Advertising       office         -           -          350      Mortgage
                             Corp.         building
                           (KOBACO)

                                           Woolsan
      "         None      3Com Korea        office         -           -          165        -
                            Limited        building

                          Kyobo life       Woolsan
      "         None    insurance co.,      office         -           -          350      Mortgage
                              ltd          building

                            Korean          Woolsan
      "         None       Teachers'        office         -           -          208      Mortgage
                          Mutual Fund       building

                             Duo            Kwangju
      "         None     information,       office         -           -          184        -
                            Inc.            building

                                            Kwangju
      "         None     China Eastern      office         -           -          125        -
                           Airlines         building

                         Lucky Travel        Kwangju
      "         None      Service Co.,       office        -           -          100        -
                             Ltd            building

                                            Kwangju
      "         None      TRC Korea         office         -           -          373      Mortgage
                            Ltd.           building

                         Hungkuk Life       Yeochun
      "         None    Insurance Co.,      office         -           -           16      Mortgage
                            Ltd.            building

                        Shinhan Life        Yeochun
      "         None    Insurance Co.,       office        -           -          208      Mortgage
                            Ltd.            building

                                          Tongkwang
      "         None      LG TeleCom,       office         -           -          240      Mortgage
                             Ltd.          building

    Total                                                                     102,313




Note)      As of June 30, 2004


D.         Details of other transactions



     - Shinhan Financial Group holds subordinated bonds in the aggregate principal amount of 130 billion Won issued by Good Morning Shinhan Securities which is the counterparty to the present share swap

          * Maturity date: September 26, 2004 (Date of issuance: September 26, 2002)


          *    Interest rate: 6.23%


7.   MATTERS CONCERNING THE TERMS AND EXERCISE OF SHAREHOLDERS' APPRAISAL RIGHT



A.   Summary



     (1)  Wholly controlling parent company (Shinhan Financial Group)


          - Because the share swap will be implemented in accordance with the procedures in effect for a small-sized share swap stated in
               Article 360-10 of the Commercial Code, shareholders' appraisal right does not apply


          - Provided however, if any shareholder with more than 20/100 of the total number of the issued and outstanding shares of Shinhan Financial Group Co., Ltd. provides a notice of objection to the proposed share swap, the share swap will not be implemented as a small-sized share swap.



     (2)  Wholly owned subsidiary (Good Morning Shinhan Securities)



          -    Relevant Regulatory Basis: Article 360-5 of the Commercial Code,
               Article 191 of the Securities and Exchange Act and Article 62-2 of the Financial Holding Companies Act




          - A shareholder objecting to the board's resolution regarding the share swap may request the company to purchase the shares in his/her own possession only if he/she notifies Good Morning Shinhan Securities of his/her objection in writing prior to the convening of the general shareholders' meeting. The request for the share purchase shall be made by a written notice stating the type and number of shares subject to purchase within ten (10) days from the date on which the relevant resolution is adopted at a general shareholders' meeting.



          - In the event that a shareholder makes a request for a share purchase, Good Morning Shinhan Securities, the company party to the share swap, shall purchase relevant shares within one (1) month from the date on which it receives such shareholder's request.



          - The purchase price of shares subject to such purchase shall be determined by a mutual agreement between the company and the relevant shareholder.

               Provided however, in the event the parties are unable to reach an agreement, the purchase price shall be the arithmetic average of the volume weighted average of the market closing price for each of two (2) month period, one (1) month period and one (1) week period ending on the date immediately preceding the date of the board resolution approving the share swap (hereinafter, referred to as the " standard purchase price") as determined pursuant to
               Article 84-9, Paragraph 2 of the Enforcement Decree of the Securities and Exchange Act.


          - If the company or shareholders with more than 30/100 of the number of shares with respect to which appraisal right has been exercised object to the purchase price calculated as described above, the Financial Supervisory Commission may adjust the purchase price. In such a case, the application for adjustment of the purchase price shall be filed within 10 days prior to the date by which the purchase must be completed.



B.   Shareholders eligible to exercise appraisal right




          - Per Article 360-5 of the Commercial Code, Article 191 of the Securities and Exchange Act and Article 62-2 of the Financial Holding Companies Act, the appraisal right shall be granted only to the shareholders, who (i) is registered as a shareholder (including holders of preferred shares) as of the closing date for the shareholders' registry (the record date for determination of the shareholders eligible to exercise appraisal right) which is October 27, 2004 17:00 (Wed), (ii) has given a written notice of objection to the company regarding the board resolution approving the share swap by a date prior to the date of the shareholders' meeting, (iii) has submitted a written request for the purchase of shares within 10 days from the date of the general shareholders' meeting approving the share swap and (iv) has held his/her shares continuously during the period from the closing date for the shareholders' registry (the record date for determination of the shareholders eligible to exercise appraisal right) to the appraisal exercise date. However, the shareholders may not exercise appraisal rights with respect to shares which were purchased during such period.


C.   Estimated purchase price of the shares


Price offered by the                Won 3,330 per common stock

Company for negotiation (Won)       Won 1,933 per preferred stock


- Basis for calculation          -  Per Article 62-2 of Financial Holding Companies Act and Article 84-9 of
                                    the Securities and Exchange Act, the offer price shall be the arithmetic mean of the volume-weighted average price in effect for the past two (2)
                                    months, one (1) month and one (1) week from the date immediately preceding the date of the board resolution.


                                 -  Common stock of Good Morning Shinhan Securities

                                 *  Volume weighted average of the closing prices for two (2) month period (A):
                                    3,229 Won

                                 *  Volume weighted average of the closing prices for one (1) month period (B):
                                    3,371 Won

                                 *  Volume weighted average of the closing prices for one (1) week period (C):
                                    3,390 Won

                                 *  Standard purchase price (Arithmetic mean of A, B, C):
                                    3,330 Won

                                 -  Preferred stock of Good Morning Shinhan Securities


                                 *  Volume weighted average of closing prices for two (2) month period (A):
                                    1,811 Won

                                 *  Volume weighted average of closing prices for one (1) month period (B):
                                    1,916 Won

                                 *  Volume weighted average of closing prices for one (1) week period (C):
                                    2,070 Won

                                 -  Standard purchase price (Arithmetic mean of A, B, C):
                                    1,933 Won



Method of disposition in            Per Article 62-2 of Financial Holding Companies Act and Article 191
the event an agreement is           of the Securities and Exchange Act, in case where the company party
not reached                         to the share swap or shareholders holding 30/100 or more of the shares with respect to which subject to appraisal right has been exercised object to the standard purchase price, the dissenting parties may request the
                                    Financial Supervisory Commission to adjust the purchase price, and accordingly, the purchase price is subject to such adjustment.

                                 *  Method for adjustment of share purchase price (Article 95 of the
                                    Regulations on Issuance and Public Disclosure of Securities)

                                    (1) In the event that the Financial Supervisory Commission adjusts the share purchase price in accordance with the provisions of Article 191,
                                    Item 3 of the Securities and Exchange Act, such price shall be determined in accordance with the following clause:


                                1. In the case where the stock price index as of
                                   the last day of the period during which
                                   shareholders may exercise appraisal rights is higher than the stock price index as of the date of the board resolution.

                                A. In the event that the standard adjusted price
                                   calculated according to the following formula based on the amount determined pursuant to
                                   Article 84-9, Paragraph 2, Item 1
                                   (hereinafter referred to as "standard
                                   purchase price") is higher than the share market price of the company (hereinafter referred to as the "market price") as of the last day of the period during which shareholders may exercise appraisal right, the higher of the standard purchase price and the market price.
                                * Standard adjusted price = standard purchase price * (stock price index effective as of the last day of the period during which shareholders may exercise appraisal right /stock price index as of the date of the board resolution)

                                B. In the event that the standard adjusted price
                                   is lower than the market price, the standard adjusted price:

                                2. In a case where the stock price index as of
                                   the last day of the period during which
                                   shareholders exercise their appraisal right is lower than the stock price index as of the date of the Board resolution

                                A. In a case where the standard adjusted price
                                   is higher than the market price, the standard adjusted price

                                B. In a case where the standard adjusted price
                                   is lower than the market price, the lower of the standard purchase price and the market price

                                   (2) In applying the provisions of Section 1 above, the share price index as of the date of the board resolution or such index as of the last day of the period during which shareholders may exercise their appraisal right shall mean the arithmetic average of the stock price index for the business category applicable to the types of business engaged in by the company (which means the stock price index per industry as calculated and announced by the Korea Stock Exchange and the Korea Securities Dealers Association), for the period of seven (7) trading days commencing on the date of the board resolution concerning a merger or a business transfer or a share swap or the last day of the period during which shareholders may exercise their appraisal right. The market price shall mean the trading volume weighted average of the price (based on the market closing price) of the shares as traded on the securities market of the company or KOSDAQ market.

                                   Provided however, in applying the business category stock index, if on the last day of the period during which shareholders may exercise the appraisal right, the number of companies that comprise a business category to which the company belongs is less than ten, or if the company's market capitalization is more than 10/100 of the aggregate traded share value for the applicable business category, or if it is not feasible to determine the applicable business category stock index, then the composite stock price index, rather than a business category stock price index, shall be used.


                                   (3) The application for adjustment to the purchase price per item 1 above must be made within 10 days prior to the date on which the purchase must be completed.




C.   Procedures, method, period and place for the exercise of appraisal rights

     (1) Procedures and methods for the exercise of shareholders' appraisal right


          (1)  Notice regarding the objection to the board resolution



          - A shareholder of Good Morning Shinhan Securities who objects to the proposed share swap shall give a written notice of his/her objection to the company by a date not later than the date immediately preceding the date of the shareholders' meeting for the approval of such share swap. However, a beneficiary shareholder who owns shares through a securities company may give a notice of his/her objection through the securities company. In such case, a beneficiary shareholder shall give such notice of objection at least two (2) or three (3) business days prior to the date of the shareholders' meeting, given the additional time needed for the administrative processing of such notice by the relevant securities company. (A beneficial shareholder will need to confirm the specific deadline for such notice with the relevant securities company).


               * The securities company shall collect the objection notices of the beneficiary shareholders, and notify the same to the Korea Securities Depository by the date immediately preceding the date of the shareholders' meeting. The Korea Securities Depository shall, on behalf of the beneficiary shareholders, give a notice to the company of their objection by the date immediately preceding the date of the shareholders meeting.


          (2)  Exercise of appraisal rights


          - In the event that the share swap agreement is approved at both the general meeting of shareholders and the class meeting of the preferred shareholders of Good Morning Shinhan Securities, only those who have given a written notice of his/her objection to the board resolution according to the foregoing procedures may, within ten (10) days from the date of resolution of the shareholders' meeting, request the company to purchase his/her shares. However, a beneficiary shareholder who holds shares through a securities company may make such a request through the relevant securities company. In such case, a beneficiary shareholder shall make a request for purchase of his/her shares at least one (1) or two (2) business days prior to the last day of the exercise period for the appraisal right, given the additional time needed for the administrative processing of such notice by the relevant securities company (A beneficial shareholder will need to confirm the specific deadline applicable to the exercise of appraisal right with the relevant securities company).


               * The securities company shall collect the notices by the beneficiary shareholders regarding their exercise of appraisal right, and notify the same to the Korea Securities Depository.


          (2)  Exercise period


          - Notwithstanding the provisions of Article 360-5 of the Commercial code and Article 191 of the Securities and Exchange Act, the exercise period for the shareholders' appraisal right shall be shortened from 20 days to 10 days, commencing from the date of the shareholders' meeting, pursuant to Article 62-2 of the Financial Holding Companies Act.



               * A beneficiary shareholder may exercise his or her appraisal right through the securities company with which he/she holds the shares. In such case, a beneficiary shareholder shall exercise such appraisal rights at least one (1) or two (2) business days prior to the last day of the exercise period, given the time required for the administrative processing of such request by the relevant securities company (A beneficial shareholder will need to confirm the specific deadline applicable to such exercise with the relevant securities company).


          - Exercise period of appraisal rights: From November 26, 2004 (Fri) to December 6, 2004 (Mon)


E.   Miscellaneous


     (1) Method of funding the share purchase price: The company's existing funds or funds raised by borrowing.


     (2) Expected date of payment for the share purchase price: December 21, 2004 (Tue)


     (3)  Method of payment


          - Registered shareholder: The share purchase price will be paid in cash or wire transferred to a designated account.


          - Beneficiary shareholder: The share purchase price will be paid to his or her account maintained with the relevant securities company.


     (4) Please note that to the extent necessary other matters regarding the share purchase price and the exercise of appraisal rights may change in the course of negotiations with the shareholders and/or the relevant authorities.


     (5) Details of the calculation of the proposed purchase price of the shares of Good Morning Shinhan Securities



          1) Common stock


     Date               Closing price (Won)     Trading volume (share)    Closing price * trading volume
     ----               -------------------     ----------------------    ------------------------------


2004.09.16                     3,345                 1,091,350                  3,650,565,750
2004.09.15                     3,285                 2,158,013                  7,089,072,705
2004.09.14                     3,430                   956,627                  3,281,230,610
2004.09.13                     3,595                   911,038                  3,275,181,610
2004.09.10                     3,500                   475,270                  1,663,445,000
2004.09.09                     3,500                   629,930                  2,204,755,000
2004.09.08                     3,445                   618,720                  2,131,490,400


2004.09.07                     3,550                   490,971                  1,742,947,050
2004.09.06                     3,600                   963,293                  3,467,854,800
2004.09.03                     3,450                   676,510                  2,333,959,500
2004.09.02                     3,480                 1,433,206                  4,987,556,880
2004.09.01                     3,325                 1,004,370                  3,339,530,250
2004.08.31                     3,165                 1,061,065                  3,358,270,725
2004.08.30                     3,225                   651,960                  2,102,571,000
2004.08.27                     3,350                   529,949                  1,775,329,150
2004.08.26                     3,380                 1,900,330                  6,423,115,400
2004.08.25                     3,265                   399,499                  1,304,364,235
2004.08.24                     3,210                   491,120                  1,576,495,200
2004.08.23                     3,290                   513,625                  1,689,826,250
2004.08.20                     3,260                   350,430                  1,142,401,800
2004.08.19                     3,320                   846,771                  2,811,279,720
2004.08.18                     3,240                   400,145                  1,296,469,800
2004.08.17                     3,200                   616,290                  1,972,128,000
2004.08.16                     3,230                   590,810                  1,908,316,300
2004.08.13                     3,265                 2,380,102                  7,771,033,030
2004.08.12                     3,110                   714,702                  2,222,723,220
2004.08.11                     3,080                   991,670                  3,054,343,600
2004.08.10                     3,100                   809,349                  2,508,981,900
2004.08.09                     3,105                   683,560                  2,122,453,800
2004.08.06                     3,025                   621,421                  1,879,798,525
2004.08.05                     3,030                 1,286,234                  3,897,289,020
2004.08.04                     2,910                   525,833                  1,530,174,030
2004.08.03                     2,865                   630,430                  1,806,181,950
2004.08.02                     2,750                   353,926                    973,296,500
2004.07.30                     2,815                   245,690                    691,617,350
2004.07.29                     2,790                   274,784                    766,647,360
2004.07.28                     2,905                   373,489                  1,084,985,545
2004.07.27                     2,845                   285,459                    812,130,855
2004.07.26                     2,860                   241,260                    690,003,600
2004.07.23                     2,930                   476,132                  1,395,066,760


2004.07.22                     3,000                   619,120                  1,857,360,000
2004.07.21                     2,995                 1,609,408                  4,820,176,960
2004.07.20                     2,905                   297,214                    863,406,670
2004.07.19                     2,930                   469,641                  1,376,048,130

Trading volume weighted average of share price for
the past two (2) months                                                             3,229 Won
Trading volume weighted average of share price for
the past one (1) month                                                              3,371 Won
Volume weighted average of share price for the past
one (1) week                                                                        3,390 Won
Base share purchase price                                                           3,330 Won



          2)   Preferred stock


     Date               Closing price (Won)     Trading volume (share)    Closing price * trading volume
     ----               -------------------     ----------------------    ------------------------------

2004.09.16                     2,020                     1,970                      3,979,400
2004.09.15                     1,985                     2,710                      5,379,350
2004.09.14                     2,040                     5,040                     10,281,600
2004.09.13                     2,105                    19,030                     40,058,150
2004.09.10                     2,030                     4,910                      9,967,300
2004.09.09                     1,965                       840                      1,650,600
2004.09.08                     1,980                    12,940                     25,621,200
2004.09.07                     1,960                     7,253                     14,215,880
2004.09.06                     1,980                    17,203                     34,061,940
2004.09.03                     1,860                     8,130                     15,121,800
2004.09.02                     1,860                    13,170                     24,496,200
2004.09.01                     1,795                     9,370                     16,819,150
2004.08.31                     1,770                     4,420                      7,823,400
2004.08.30                     1,760                     3,152                      5,547,520
2004.08.27                     1,785                     2,011                      3,589,635
2004.08.26                     1,840                     2,950                      5,428,000
2004.08.25                     1,785                       871                      1,554,735
2004.08.24                     1,770                       221                        391,170
2004.08.23                     1,785                     4,732                      8,446,620
2004.08.20                     1,800                     3,380                      6,084,000


2004.08.19                     1,805                     7,721                     13,936,405
2004.08.18                     1,780                     6,861                     12,212,580
2004.08.17                     1,775                     4,444                      7,888,100
2004.08.16                     1,785                     5,010                      8,942,850
2004.08.13                     1,850                    41,290                     76,386,500
2004.08.12                     1,710                     2,150                      3,676,500
2004.08.11                     1,675                     2,720                      4,556,000
2004.08.10                     1,680                     2,290                      3,847,200
2004.08.09                     1,675                     2,370                      3,969,750
2004.08.06                     1,655                     3,990                      6,603,450
2004.08.05                     1,710                     6,990                     11,952,900
2004.08.04                     1,680                    13,080                     21,974,400
2004.08.03                     1,685                    15,270                     25,729,950
2004.08.02                     1,620                       940                      1,522,800
2004.07.30                     1,650                     4,420                      7,293,000
2004.07.29                     1,600                     7,290                     11,664,000
2004.07.28                     1,685                     5,470                      9,216,950
2004.07.27                     1,660                     3,990                      6,623,400
2004.07.26                     1,670                    14,910                     24,899,700
2004.07.23                     1,690                     2,090                      3,532,100
2004.07.22                     1,720                    19,140                     32,920,800
2004.07.21                     1,730                    14,730                     25,482,900
2004.07.20                     1,700                     6,400                     10,880,000
2004.07.19                     1,725                     6,960                     12,006,000
Volume weighted average of share price of the past
two (2) months                                                                      1,811 Won
Volume weighted average of share price of the past
one (1) month                                                                       1,916 Won
Volume weighted average of share price of the past
one (1) week                                                                        2,070 Won
Base share purchase price                                                           1,933 Won


8.         OTHER MATTERS REGARDING THE PROTECTION OF INVESTORS

A. Matters regarding (i) listing of the new shares issued in share swap with the Korea Stock Exchange; (ii) registration of such shares with the KOSDAQ; and (iii) the trading thereof

     - The expected date of listing of such newly issued common shares is January 7, 2005, provided that such date may change during the course of negotiations with the relevant authorities (the expected date of the share issuance will be determined based on negotiations with the relevant authorities).


B. Details of changes in the shareholding ratio of the largest shareholders and the major shareholders resulting from the share swap



     (1) Status of the largest shareholders and the major shareholders of the wholly-controlling parent company before and after the share swap



                                                                                         (Unit : Share, %)

                            NAME OF
    CLASSIFICATION       SHAREHOLDERS        CLASS OF SHARES       NUMBER OF SHARES    SHAREHOLDING RATIO
    --------------       ------------        ---------------       ----------------    ------------------
Largest shareholders     BNP Parisbas         Common stock             13,557,832            4.22
                         Luxembourg
                                              Preferred stock                   -               -

                            Total             Common stock             13,557,832            4.22

                                              Preferred stock                   -               -

Other shareholders       Korea Deposit        Common stock                      -               -
                         Insurance
                         Corporation          Preferred stock          91,304,564           21.83



Note 1) The shareholding ratio after the share swap has been calculated by adding the maximum number of shares to be issued for the share swap to the number of existing issued and outstanding shares.




          2) After the share swap, no major shareholder, as defined by the Securities and Exchange Act, will exist for Shinhan Financial Group.


               * Currently, Korea Deposit Insurance Corporation owns non-voting preferred shares


          3) Shinhan Bank sold all of its 29,873,359 shares of common stock of Shinhan Financial Group, owned as of December 31, 2003, in an after hours block trading before the commencement of session on March 3, 2004.

          4) While the shareholding ratio of BNP Paribas Luxembourg is based on the number of common stock, the preferred stock shareholding ratio of Korea Deposit Insurance Corporation is based on the total number of issued and outstanding shares of the company, including the shares of common and preferred stock.

     (2) Status of the largest shareholders and the major shareholders before the share swap


Shinhan Financial Group                                                                   (Unit: Share, %)


    CLASSIFICATION     NAME OF SHAREHOLDERS   CLASS OF SHARES      NUMBER OF SHARES    SHAREHOLDING RATIO
    --------------     --------------------   ---------------      ----------------    ------------------
Largest shareholders       BNP Paribas        Common stock           13,557,832                 4.39
                           Luxembourg
                                              Preferred stock                 -                    -

                              Total           Common stock           13,557,832                 4.39

                                              Preferred stock                 -                    -

Other shareholders         Korea Deposit      Common stock                    -                    -
                           Insurance
                           Corporation        Preferred stock        91,304,564                22.47


Note      1)   As of June 30, 2004.


          2) Shares of preferred stock held by the Korea Deposit Insurance Corporation do not have voting rights (except that if no dividends are declared with respect to such shares at the general meeting of shareholders for a fiscal year, it may exercise voting rights during the period that follows such general meeting of shareholders until the time of the general meeting of shareholders at which such dividends are declared). Therefore, BNP Paribas Luxembourg is the largest shareholder based on the number of shares with voting rights.


          3) 29,873,359 shares of Shinhan Financial Group held by Shinhan Bank as of December 31, 2003 were sold in an after hours block trading prior to the commencement of session on March 3, 2004.


          4) While the shareholding ratio of BNP Paribas Luxembourg is based on the number of shares of common stock, the preferred stock shareholding ratio of Korea Deposit Insurance Corporation is based on the total number of issued and outstanding shares of the company, including the shares of common and preferred stock.

C.   Other matters regarding investment decisions

     (1) With respect to the details of changes in the shareholding ratio of the largest shareholders and the major shareholders of Shinhan Financial Group, a wholly-controlling parent company, before and after the share swap

          - Details of changes in the shareholding ratio described above have been calculated based on their equity holdings as of June 30, 2004, and, therefore, may differ from their actual equity holdings.


          - Details of changes in the shareholding ratio after the share swap described above have been calculated based on the maximum number of shares to be issued for the proposed share swap, and, therefore, may change based on the actual number of shares issued for the share swap.



     (2) With respect to tender offer by Shinhan Financial Group for the preferred stock of Good Morning Shinhan Securities


          - Shinhan Financial Group has decided to executed tender offer for the preferred stock of Good Morning Shinhan Securities pursuant to Article 4 of Securities Exchange Act, and the material terms of such tender offer are as follows:


               * the number of shares targeted for purchase: 1,529,326 preferred shares in registered form of Good Morning Shinhan Securities (equivalent to 40 % of the issued and outstanding preferred shares)



               *    Tender offer price: Won 2,500 per share



               * Tender offer period: From September 24, 2004 (Fri) to October 13, 2004 (Wed) (20 days)


                    *    Terms and conditions of the tender offer :


                    If the number of shares tendered pursuant to the tender offer is less than that the number of shares solicited for purchase, Shinhan Financial Group shall purchase all of the tendered shares (as the number of shares solicited for purchase is equivalent to 100 % of issued and outstanding preferred stock, the number of tendered shares will not exceed the number of shares to be purchased).


               * Shinhan Financial Group will announce and give a public notice of the details of the tender offer through the publication of tender offer and the tender offer statement.

CHAPTER 2.    MATTERS CONCERNING THE COMPANY


I.   COMPANY OVERVIEW


     [Company Name: Shinhan Financial Group Co., Ltd.]


1.   OBJECTIVES OF THE COMPANY



A.   Business being conducted by the Company


                                      OBJECTIVES                                     REMARKS
                                      ----------                                     -------

1. To control or manage a financial company or a company having close relation with the financial business;

2. To provide the financial support to its subsidiary, etc. (which expression shall include the subsidiary, sub-subsidiary, and the company under the control of sub-subsidiary; hereinafter the same shall apply.);

3. To invest in the subsidiary or to raise the fund for financial support to its subsidiary, etc.;

4. To develop and sell the products jointly with its subsidiary, etc., and to provide the business support for joint use of facility, computer system, etc. with its subsidiary, etc.; and

5.   To engage in the other business incidental or related to the foregoing.


B.   Business not being conducted by the Company


                                      OBJECTIVES                                     REMARKS
                                      ----------                                     -------
N/A


C.   Business being conducted by the Subsidiaries


                                      OBJECTIVES                                     REMARKS
                                      ----------                                     -------
Shinhan Bank
------------

1.   Banking business under the Banking Act;

2.   Trust business;

3.   Foreign exchange business; and

4.   Other businesses incidental or related to the foregoing.

Chohung Bank
------------

1.   Banking business under the Banking Act;

2.   Trust business;

3.   Foreign exchange business; and

4.   Other businesses incidental or related to the foregoing.



                                    Objectives                                             Remarks
Good Morning Shinhan Securities Co., Ltd.
-----------------------------------------

1.   Trading of securities;

2.   Brokerages of securities trading;

3.   Intermediation or agency of securities trading;

4. Intermediation, arrangement or agency for brokerage of securities trading on the Korea Stock Exchange, the Korea Securities Dealers Association, or a similar market in a foreign country;

5.   Underwriting of securities;

6.   Arrangement of offering or sale of securities;

7.   Arrangement of a public offering of new or outstanding securities;

8.   Intermediation or agency of securities trading conducted through the Korea
     ECN Securities Co., Ltd.; trading of securities associated with intermediation services;

9.   Margin loan service;

10.  Secured loan (collateralized by securities);

11.  Securities saving account service;

12.  Stock (index) futures business;

13. OTC derivatives transactions; Intermediation, arrangement or agency thereof;

14.  Advisory service for investment and total investment service;

15.  Evaluation of securities and equity holdings;

16.  Intermediation, arrangement, or agency of corporate mergers & acquisitions;

17.  Transactions and intermediation of certificate of deposits(CDs);

18.  Trustee business for offering of corporate bonds;

19.  Proxy business related to securities trading;

20. Financial advisory services on corporate management, restructuring and financing;

21. Lending and borrowing of securities; Intermediation, arrangement or agency thereof;

22. Underwriting of securities issued through a method other than a public offering; Intermediation, arrangement or agency thereof;

23.  Transactions of loan receivables and other transactions related thereto;
     Intermediation, arrangement or agency thereof;

24.  Securities custody business;

25.  Real estate leasing;

26.  Business related to management of vault for customers;

27.  Lending of securities held by the Company to institutional investors;

28.  Sales of lottery tickets, admission tickets and other similar services;

29.  training related to securities;

30.  Publication of periodicals and books;

31.  Rental or sale of IT system or software in relation to securities business;

32. Fiduciary service regarding service and special purpose company (SPC) businesses pursuant to the Asset Securitization Act;

33.  Trading, brokerage, intermediation or agency of futures and options;
     Intermediation, arrangement or agency for brokerage of futures and options trading;

34.  Paying agency service related to corporate bonds;

35.  Securities business in overseas markets;

36.  Discount and trading of corporate papers(CPs);

37.  Intermediation of trading of CPs;

38.  Brokerage of sale of investment trust beneficiary certificates;

39.  Brokerage of sale of mutual funds;

40.  Wrap account service;




                           Objectives                                                Remarks

41.  Agency and intermediation for sale of insurance products; and

42.  Other businesses incidental or related to the foregoing.


Shinhan Card Co., Ltd.
----------------------


1.   Credit card services defined by the Specialized Credit Financial Business
     Act;

2.   Agency and entrustment of the business set forth in Item 1 above;

3.   Telemarketing, insurance agency service, travel-related services;

4.   Exchange of money;

5.   Card production services;

6.   Organization and operation of various clubs for members;

7.   Business-related publications;

8.   Real estate leasing;

9.   Conduct of the foregoing services through the Internet; and

10. Other businesses incidental to the foregoing and prescribed by the relevant laws and regulations.

Shinhan Capital Co., Ltd.
-------------------------

1. Leasing of facilities, equipment, machinery, heavy machinery, vehicles, vessels and aircrafts, and real estates and property rights directly related thereto (hereinafter the "Products");

2.   Sale of the Products through a deferred payment method;

3.   Installment financing;

4.   New technology financing;

5.   Grant of credit loans or collateral loans;

6.   Discount of notes;

7. Assumption and collection of accounts receivables held by a company from the supply of the goods and services;

8.   Payment guarantees;

9. Purchase of credits held by other specialized or crossover credit finance companies and securities backed by such credits; and

10.  Credit check and other incidental businesses related to the foregoing Items
     1 through 7.

Jeju Bank
---------

1.   Banking business under the Banking Act;

2.   Trust business;

3.   Foreign exchange business; and

4.   Other businesses incidental or related to the foregoing.


Shinhan BNP Paribas Investment Trust Management Co., Ltd.
---------------------------------------------------------

1.   Investment and trust of securities;

2.   Advisory services for investment;

3.   Raising of futures investment funds;

4.   Call transactions;

5.   Purchase of notes; and



                           Objectives                                                Remarks


6.   Other businesses incidental or related to the foregoing Items 1 through 5.


Shinhan Macquarie Financial Advisory Co., Ltd.
----------------------------------------------

1.   Asset-based financing;

2.   Advisory services for project financing;

3.   Infrastructure management;

4.   Structured finance;

5.   Cross-border leasing;

6.   Technology and infrastructure mergers and acquisitions;

7.   Specialized funds management; and

8.   Other businesses incidental or related to the foregoing.


e-Shinhan Inc.
--------------


1. Processing of comprehensive financial information and provision of information through the Internet;

2.   Financial advisory service through the Internet;

3.   Brokerage of financial products sold through the Internet;

4. Provision of real estate information and brokerage of real estate-related products through the Internet;

5.   Development and sale of software;

6.   Advertising services and advertising agency services;

7.   Development of various Internet contents and sale of products;

8.   Telemarketing for brokerage of financial products;

9.   Specific telecommunications service; and

10.  Other businesses incidental or related to the foregoing.


Shinhan Credit Information Co., Ltd.
------------------------------------


1.   Debt collection services;

2.   Credit check;

3.   Civil affairs and petitions handling agency; and

4.   Other businesses incidental or related to the foregoing.


SH&C Life Insurance Co., Ltd.
-----------------------------

1.   Personal insurance;

2.   Reinsurance of personal insurance policies;

3.   Operation of assets incidental or related to life insurance; and

4.   Other businesses incidental or related to the foregoing.


D.   Business to be implemented by stock swap and transfer in the future


     -    N/A



2.   HISTORY OF THE COMPANY

A.     History of Relevant Company

     (1)  Proceedings of the Establishment and Changes Thereafter

          1)   Date of Establishment: September 1, 2001

          2) Location of the Head Office and the Change Thereof: 120, 2Ga, Taepyung-Ro, Jung-Gu, Seoul, Korea

          3)   Branch, Business Office and Office, etc.

               -    N/A

          4)   Material Change of the Management


          September 1, 2001          Chairman/President         Eung Chan Ra
          March 31, 2003             Chairman                   Eung Chan Ra
                                     CEO/President              Choi, Young Hwi


          5)   Change of Largest Shareholder

      December 14, 2001:      The largest shareholder was changed from Daekyo
                              Co., Ltd. and two others (4,754,679 shares, 1.63%) to BNP Paribas (11,693,767 shares, 4%).

      February  7, 2002:      The largest shareholder was changed from
                              BNP Paribas to BNP Paribas Luxembourg (11,693,767 shares, 4%), an affiliate of BNP Paribas.

               * The number of shares held by BNP Paribas Luxembourg is 13,557,832 shares and its equity share is 4.39% as of the end of December 2003. (additional acquisition of 1,864,065 shares by capital increase via third-party allotment)

          6)   Material Change of Business Objectives



               N/A



          7)   Any Other Material Change after the Establishment



               - April 4, 2002 Execution of purchase agreement of 51% equity shares owned by Korea Deposit Insurance Corporation and Jeju Bank

               - April 8, 2002 Execution of purchase agreement of 30% common shares held by Good Morning Securities with Asia Pacific Growth II, LP etc.

               - May 10, 2002 Obtaining of approval of incorporation of Jeju Bank as SFG subsidiary

               - June 4, 2002 Credit card division of Shinhan Bank was spun off and established Shinhan Card Co, Ltd.

               -    July 8, 2002 Establishment of Shinhan Credit Information

               - August 1, 2002 Good Morning Securities was launched followed by the merger between Good Morning Securities Co., Ltd. and Shinhan Securities Co., Ltd.

               - September 16, 2002 Withdrawal of Good Morning ITMC from sub-subsidiary

               - September 23, 2002 Execution of agreement for sale of 50%-1 equity shares owned by Shinhan ITMC to BNP Paribas Asset Management Group [the company name was changed to Shinhan BNP Paribas Investment Trust Management Co., Ltd.]

               -    October 1, 2002 Establishment of SH&C life Insurance

               - June 9, 2003 Execution of agreement for sale of 49% equity share of Shinhan Credit Information Co., Ltd. to Loan Star Fund

               - July 9, 2003 Execution of agreement for acquisition of 80.04% equity ownership of Chohung Bank from the Korea Deposit Insurance Corporation

               - August 18, 2003~August 19, 2003 Acquisition of 80.04% equity ownership of Chohung Bank from the Korea Deposit Insurance Corporation

               - September 5, 2003 Obtaining of approval of incorporation of Chohung Bank as SFG subsidiary

               - September 16, 2003 Registration with U.S. Securities Exchange Commission and listing on New York Stock Exchange

               - November 20, 2003 Acquisition of bank holding company license in the US market from the Federal Reserve Board

               - December 26, 2003 Chohung Bank's additional investment equivalent to 200 billion won (81.15% shareholding after investment)

               - March 5, 2004 Sold 29,873,359 shares (10.15%) of the Company owned by Shinhan Bank

               - April 12, 2004 Resolution of implementation of share swap and tender offer in order to make Chohung Bank its wholly-owned subsidiary

               - April 29, 2004 In credit information business unit, the termination of affiliation with Lone Star and determination of purchase of equity in Shinhan Credit Information Co., Ltd.

               - June 22, 2004 Completion of small scale share swap for wholly-owned subsidiary of Chohung Bank

               -    July 2, 2004 Delisting of Chohung Bank


     (2)  Change of Corporate Name

          N/A

     (3)  Stock Swap and Transfer and Business Sale and Purchase

          - Establishment of the financial holding company by stock transfer method on September 1, 2001

               * Subject Companies: Shinhan Bank, Shinhan Securities, Shinhan Capital, Shinhan ITMC) (former company names used)

               * Issuance of common shares of 292,344,192 shares by stock transfer.

          - Pursuant to Article 360, Paragraph (9) and (10) of Commercial Code, small scale and simple stock swaps with Shinhan Bank are carried out as below.


               * 1st: June 6, 2002 (Issuance of 15,891 new shares in common shares)


               * 2nd: October 1, 2002 (Issuance of 786 new shares in common shares)

               * 3rd: December 31, 2002 (Issuance of 256 new shares in common shares)


               * 4th: October 1, 2003 (Issuance of 11,626 new shares in common shares)


               * 5th: December 31, 2003 (Issuance of 164,484 new shares in common shares)


               * The foregoing stock swaps are between additionally issued common shares of Shinhan Bank and common shares of 'Shinhan Financial Group' pursuant to the enforcement of the rights of bonds with warrants that Shinhan Bank has already issued.


          - The small scale share swap with Chohung Bank as subsidiary was implemented pursuant to Article 360-3 and 360-10 of the Commercial Code as follows:


               *    Share swap date: June 22, 2004


               *    Number of common stock issued upon share swap: 14,682,590
                    Won


          - There is no applicable information on business transfer.

     (4)  Occurrence of Important Matters relating to the Management


          - December 12, 2001 Execution of "Agreement for strategic alliance and establishment of a joint-venture company (bancassurance and consumer banking part)" with BNP Paribas Group


          - April 4, 2002 Execution of "Jeju Bank's Share (51%) Purchase Agreement" with Korea Deposit Insurance Corporation

          - April 8, 2002 Execution of "Good Morning Securities Co., Ltd.'s Share (30% of common shares) Purchase Agreement" with Asia Pacific Growth II, LP and others

          - August 9, 2002 Execution of "Strategic alliance agreement on investment trust management business" with BNP Paribas Group (BNP
               PAM)

          - September 23, 2002 Execution of "Agreement for sale of 3,999,999 shares (50%-1 shares) owned by Shinhan ITMC" with BNP Paribas Asset Management Group

          - June 9, 2003 Execution of "Agreement for sale of shares of Shinhan Credit Information Co., Ltd. [49% of total number of issued and outstanding shares (294,000 shares)]" with Loan Star Fund

          - July 9, 2003 Execution of "Chohung Bank's Share [543,570,144 shares (80.04% of total number of issued and outstanding shares)] Purchase Agreement" with Korea Deposit Insurance Corporation

          - December 26, 2003 Chohung Bank's additional investment equivalent to 200 billion won (equity share of 81.15% after the investment)

          - March 5, 2004 Sold 29,873,359 shares (10.15%) of the Company owned by Shinhan Bank

          - April 12, 2004 Resolution of implementation of share swap and tender offer in order to make Chohung Bank its wholly-owned subsidiary

          - April 29, 2004 In credit information business unit, the termination of affiliation with Lone Star and determination of purchase of equity in Shinhan Credit Information Co., Ltd.

          - June 22, 2004 Completion of small scale share swap for wholly-owned subsidiary of Chohung Bank

          -    July 2, 2004 Delisting of Chohung Bank



B.   Corporate Group to which the Company belongs

     (1)  Summary of the Corporate Group

          1)   Corporate Name: Shinhan Financial Group

          2)   History

          - May 24, 2000 Announcement of establishment of Shinhan Financial Group Co., Ltd. (hereinafter, Shinhan Financial Group)

          - June 28, 2001 Resolution of the Board of Directors' meeting of Shinhan Bank, Shinhan Securities, Shinhan Capital, Shinhan ITMC for establishment of financial holding company; execution of MOU for strategic alliance with BNP Paribas Group; application for preliminary approval of establishment of Shinhan Financial Group

          - July 27, 2001 Obtaining of preliminary approval of establishment of Shinhan Financial Group

          - August 9, 2001 Approval of share transfer for establishment of Shinhan Financial Group at an extraordinary general meeting of shareholders

          - August 22, 2001 Application for approval of establishment of Shinhan Financial Group

          - August 31, 2001 Obtaining of approval of establishment of Shinhan Financial Group

          - September 1, 2001 Registration of establishment of Shinhan Financial Group; incorporation of E-Shinhan and Shinhan Macquarie as SFG subsidiary

          -    September 10, 2001 Listing of SFG's shares

          - December 12, 2001 Execution of the strategic alliance agreement with BNP Paribas Group and establishment of joint corporation

          - December 31, 2001 Registration of dissolution of Shinhan Complex Laboratory as sub-subsidiary (subsidiary of Shinhan Bank)

          - April 4, 2002 Execution of purchase agreement of 51% equity shares owned by Korea Deposit Insurance Corporation and Jeju Bank

          - April 8, 2002 Execution of purchase agreement of 30% common shares held by Good Morning Securities with Asia Pacific Growth II, LP etc.

          - May 10, 2002 Obtaining of approval of incorporation of Jeju Bank as SFG subsidiary

          - May 24, 2002 Obtaining of approval of incorporation of Shinhan Card as SFG subsidiary

          -    July 8, 2002 Establishment of Shinhan Credit Information

          - July 26, 2002 Obtaining of approval of incorporation of Good Morning Shinhan Securities (merged with Good

               Morning Securities and Shinhan Securities) as SFG subsidiary


          -    August 1, 2002 Launching of Good Morning Shinhan Securities

          - September 16, 2002 Withdrawal of Good Morning ITMC from sub-subsidiary

          - September 23, 2002 Execution of agreement for sale of 50%-1 equity shares (3,999,999 shares) owned by Shinhan ITMC to BNP Paribas Group

          -    October 1, 2002 Establishment of SH&C life Insurance

          - June 9, 2003 Execution of agreement for sale of 49% equity shares (294,000 shares) owned by Shinhan Credit Information to Lone Star Fund

          - July 9, 2003 Execution of "Chohung Bank's Share [543,570,144 shares (80.04% of issued and outstanding shares)] Purchase Agreement" with Korea Deposit Insurance Corporation

          - August 18, 2003~August 19, 2003 Acquisition of 80.04% equity ownership of Chohung Bank from Korea Deposit Insurance Corporation

          - September 5, 2003 Obtaining of approval of incorporation of Chohung Bank as SFG subsidiary

          - September 16, 2003 Registration with U.S. Securities Exchange Commission and listing on New York Stock Exchange

          - November 20, 2003 Acquisition of bank holding company license in the US market from the Federal Reserve Board

          - December 26, 2003 Chohung Bank's additional investment equivalent to 200 billion won (81.15% shareholding after investment)

          - April 12, 2004 Resolution of implementation of share swap and tender offer in order to make Chohung Bank its wholly-owned subsidiary (tender offer period: April 26, 2004 ~ May 17, 2004)

          - April 29, 2004 In credit information business unit, the termination of affiliation with Lone Star and determination of purchase of equity in Shinhan Credit Information Co., Ltd.


          - June 22, 2004 Completion of small scale share swap for wholly-owned subsidiary of Chohung Bank


          -    July 2, 2004 Delisting of Chohung Bank



     (2)  Companies belonging to the Corporate Group


                 NUMBER OF
CLASSIFICATION    COMPANY                      COMPANY NAME                            REMARKS
--------------   --------                      ------------                            -------

Listed            1              Shinhan Financial Group                             Parent
Company                                                                              Company


                  2              Good Morning Shinhan Securities, Jeju Bank          Subsidiary


Unlisted                         Shinhan Bank, Chohung Bank, Shinhan Card, Shinhan   Subsidiary
Company                          Capital,
                  9              Shinhan BNP Paribas ITMC, E-Shinhan,
                                 Shinhan Macquarie, Shinhan Credit Information,
                                 SH&C life Insurance


                                 Shinhan Data System, Shinhan Finance,               Sub-subsidiary
                                 Chohung ITM, Chohung Finance, CHB America Bank,
                                 Chohung Bank GmbH, Chohung Vina Bank
                 12              CHB Valuemeet 2001 year 1st Securitization
                                 CHB Valuemeet 2001 year 2nd Securitization
                                 CHB Valuemeet 2002 year 1st Securitization
                                 Good Morning Shinhan Securities Europe Ltd.
                                 Good Morning Shinhan Securities USA Inc.

Total            24              -                                                   -



Note 1)Pursuant to the "Resolution of debt-equity swap by the creditor financial institutions of Samyang Foods Co., Ltd.", the subsidiaries, Shinhan Bank and Shinhan Capital converted the loan receivables of Samyang Foods Co., Ltd. into equity as of June 26, 2003, and thereby became the largest shareholder of Samyang Foods Co., Ltd.


Note 2)Pursuant to the "Resolution made at the council of the creditor financial institutions of Ssangyong Corporation", the subsidiaries, Chohung Bank and Shinhan Bank converted the loan receivables into equity, and thereby became the largest shareholder of Ssangyong Corporation with the equity share of 45.5%.


(3)  Relevant Laws and Regulations

     - See to the Financial Holding Company Act and its Supervisory Regulations, Securities and Exchange Act and its Supervisory Regulations, and the Fair Trade Act and Regulations.

3.   CHANGE OF CAPITAL STOCK

A.   Changes of Capital Stock



                                                                                         (Unit : Share, Won)

                                 DESCRIPTION OF INCREASED (DECREASED) SHARES
                                ----------------------------------------------
                                                             PAR                                    METHOD OF
                                                            VALUE      ISSUE      CAPITAL STOCK     ALLOCATION         CAPITAL
                                                             PER       PRICE      AFTER CAPITAL       OF NEW           INCREASE
    DATE          CAUSE          TYPE            VOLUME     SHARE    PER SHARE  INCREASE (DECREASE)   SHARES             RATIO
    ----          -----          ----            ------     ------   ---------  ------------------- ----------         ---------

2001.09.01       Incorporation  Common share  292,344,192    5,000    11,761   1,461,720,960,000   Share transfer       --
2002.06.06       Share swap     Common share       15,891    5,000         -   1,461,800,415,000   Share swap           0.0054 %
2002.10.01       Share swap     Common share          786    5,000         -   1,461,804,345,000   Share swap           0.0003 %
2002.12.31       Share swap     Common share          256    5,000         -   1,461,805,625,000   Share swap           0.0001 %

                                Redeemable
2003.08.19       Right issue    preferred       6,000,000    5,000    150,000  1,491,805,625,000   Third party          2.05 %
                                share

                                Redeemable
2003.08.19       Right issue    preferred      46,583,961    5,000     18,086  1,724,725,430,000   Third party         15.61 %
                                share                                  Note 1)

                                Redeemable
                                convertible
2003.08.19       Right issue    preferred      44,720,603    5,000     18,086  1,948,328,445,000   Third party         12.96 %
                                share                                  Note 1)

2003.09.26       Right issue    Common share    1,864,065    5,000     14,832  1,957,648,770,000   Third party          0.4784 %

2003.10.01       Share swap     Common share       11,626    5,000          -  1,957,706,900,000   Share swap           0.003 %

2003.12.31       Share swap     Common share      164,484    5,000          -  1,958,529,320,000   Share swap           0.042 %

2004. 6.22       Share swap     Common share   14,682,590    5,000          -  2,031,942,270,000   Share swap           3.748%


Note 1) The issue price per share under the financial statements in accordance with Paragraphs 12 and 14 of the Financial Holding Company's Accounting Rules is KRW 10,181.

Note 2) Capital increase ratio = Number of shares increased/Total number of issued and outstanding shares just prior to the capital increase



B.   Convertible Bond

     -    N/A


C.   Bond with Warrants

     -    N/A

          *    Contribution in Kind

          (1)  Name: Korea Deposit Insurance Corporation

          (2)  Type and volume: 266,349,371 common shares of Chohung Bank

          (3) Price: The certified appraisal firm (KPMG Samjong Accounting Corp.) assessed at KRW 6,207 per share.

          (4) Type and volume of the shares granted: 46,583,961 redeemable preferred shares and 44,720,603 redeemable convertible preferred shares newly issued by Shinhan Financial Group

          (5)  Date of Contribution: August 18, 2003

          (6) Results of the Court's Review: On July 29, 2003, Shinhan Financial Group obtained the approval on the certified appraisal firm's appraisal results, submitted by Shinhan Financial Group, from the 50th Civil Division of the Seoul District Court.



4.   TOTAL NUMBER OF SHARES, ETC.

A.   Total Number of Shares

                                                                                       (As of June 30, 2004)

TOTAL NUMBER OF SHARES TO BE ISSUED    TOTAL NUMBER OF SHARES ISSUED   TOTAL NUMBER OF SHARES UN-ISSUED
-----------------------------------    -----------------------------   --------------------------------

   1,000,000,000 Shares                 406,388,454 Shares                593,611,546 Shares


B.   Description of Shares Issued

     [Par Value per Share: 5,000 Won] (Unit: Won, Share)(As of June 30, 2004)


                                         NUMBER OF SHARES    TOTAL AMOUNT OF
CLASSIFICATION        TYPES OF SHARE         ISSUED             PAR VALUE          REMARKS
--------------        --------------     ----------------    ---------------       -------

Registered form        Common share        309,083,890       1,545,419,450,000

Registered form        Redeemable           52,583,961         262,919,805,000
                       preferred shares
Registered form        Redeemable           44,720,603         223,603,015,000
                       convertible
                       preferred shares
                Total                      406,388,454       2,031,942,270,000


C.   Treasury Stock

     (1)  Acquisition and disposition of treasury stock for retirement by profit

          -    N/A

     (2) Acquisition and disposition of treasury stock for reasons other than retirement by profit

          - 18,979 fractional shares resulted from small scale share swap made by and between Chohung Bank and the Company on June 22, 2004 (acquisition cost per share: KRW 17,000) were paid out to the minority shareholders of Chohung Bank and the Company acquired 18,979 treasury shares on July 7, 2004

          - The fractional shares which were resulted from the computation on a basis of ratio of share swap (SFG: CHB = 1: 0.1354) were purchased by the Company and the cost was paid to the shareholders.

          - Unit cost per share was determined as KRW 17,000 which was the closing price as of the first date of listing new shares of the Company (July 2).

          - These shares will be disposed at the appropriate time and in accordance with the appropriate procedure.

          -    N/A

D.   Treasury Stock Fund

          -    N/A

E.   Stock Option



[As of June 30, 2004]           (Unit: Won, Share)


                                                                                                                   RECENT
                                                                                                                   STOCK
                              NAME             NO. OF                 NO. OF                                       PRICE
                               OF              GRANTED    NO. OF        NO-                              EXER-    (OFFER-
                              THE     TYPE OF  STOCK    EXERCISABLE  EXERCISE            EXERCISE        CISE       ING
GRANT DATE   RELATIONSHIPS  GRANTEE    SHARE   OPTION     OPTION      OPTION              PERIOD         PRICE     PRICE)  REMARKS
----------   -------------  -------   -------  -------  -----------  --------   -----------------------  ------   -------  -------

                            Eung                                                                                             Shinhan
May 22,2002  Registered     Chan Ra    Common                                                                              Financial
             Officer                    Stock    94,416       -      94,416     May 23,2004~May 22,2008  18,910   20,950       Group

                            Young                                                                                            Shinhan
May 22,2002  Registered     Hwi Choi   Common    47,208       -      47,208     May 23,2004~May 22,2008  18,910   20,950   Financial
             Officer                    Stock                                                                                  Group

                            Sang                                                                                             Shinhan
May 22,2002  Non-registered Hoon Shin  Common    28,325       -      28,325     May 23,2004~May 22,2008  18,910   20,950   Financial
             Officer                    Stock                                                                                  Group

                            Bhang                                                                                            Shinhan
May 22,2002  Non-registered Gil Choi   Common    18,883       -      18,883     May 23,2004~May 22,2008  18,910   20,950   Financial
             Officer                    Stock                                                                                  Group


             Officer of     In Ho Lee  Common                                                                                Shinhan
May 22,2002  Affiliated                 Stock    32,162       -      32,162     May 23,2004~May 22,2008  18,910   20,950        Bank
             Company

             Officer of     Hong       Common                                                                                Shinhan
May 22,2002  Affiliated     Soon        Stock    17,426       -      17,426     May 23,2004~May 22,2008  18,910   20,950        Bank
             Company        Moon

             Officer of     Jae Woo    Common                                                                                Shinhan
May 22,2002  Affiliated     Lee         Stock    18,873       -      18,873     May 23,2004~May 22,2008  18,910   20,950        Bank
             Company

                                                                                                                  RECENT
                                                                                                                  STOCK
                               NAME              NO. OF               NO. OF                                      PRICE
                               OF               GRANTED    NO. OF       NO-                               EXER-  (OFFER-
                               THE     TYPE OF   STOCK   EXERCISABLE  EXERCISE           EXERCISE         CISE     ING
GRANT DATE    RELATIONSHIP  GRANTEE    SHARE    OPTION     OPTION     OPTION              PERIOD          PRICE   PRICE)   REMARKS
------------  ------------- -------    -----    ------    ----------  ------   -------------------------  -----   -------  -------

               Officer of    Joong     Common                                                                              Shinhan
May 22, 2002   Affiliated    Ok Huh     Stock    15,564      -      15,564     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company

               Officer of    Sahng     Common                                                                              Shinhan
May 22, 2002   Affiliated    Dae        Stock    18,873      -      18,873     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Kim

               Officer of    Gwang     Common                                                                              Shinhan
May 22, 2002   Affiliated    Lim        Stock    18,873      -      18,873     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Youn

               Officer of    Young     Common                                                                              Shinhan
May 22, 2002   Affiliated    Kook       Stock     8,041      -       8,041     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Oh

               Officer of    Kee       Common                                                                              Shinhan
May 22, 2002   Affiliated    Do Nam     Stock     8,041      -       8,041     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company

               Officer of    Myoung    Common                                                                              Shinhan
May 22, 2002   Affiliated    Kee        Stock    14,918      -      14,918     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Jang

               Officer of    Yong      Common                                                                              Shinhan
May 22, 2002   Affiliated    Soon       Stock    11,673      -      11,673     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Shin

               Officer of    Dae       Common                                                                              Shinhan
May 22, 2002   Affiliated    Woon       Stock    11,673      -      11,673     May 23, 2004~May 22, 2008  18,910  20,950   Bank
               Company       Lee

               Officer of    Dong      Common                                                                              Shinhan
May 22, 2002   Affiliated    Girl       Stock    26,953      -      26,953     May 23, 2004~May 22, 2008  18,910  20,950   Capital
               Company       Lee

               Officer of    Yun       Common                                                                              Shinhan
May 22, 2002   Affiliated    Kang       Stock     7,409      -       7,409     May 23, 2004~May 22, 2008  18,910  20,950   Capital
               Company       Jung

               Officer of    Woong     Common                                                                              Shinhan
May 22, 2002   Affiliated    Man        Stock     3,828      -       3,828     May 23, 2004~May 22, 2008  18,910  20,950   Capital
               Company       Son

               Officer of    Jung      Common                                                                              Shinhan
May 22, 2002   Affiliated    Hun        Stock     3,828      -       3,828       May 23,2004~May 22,2008  18,910  20,950   Capital
               Company       Hwang

                             Byung
                             Kuk Song                                                                                      Shinhan
May 22, 2002   Employee      and other Common    13,325      -      13,325       May 23,2004~May 22,2008  18,910  20,950   Financial
                             6 persons  Stock                                                                              Group

                             Duck
                             Joong
May 22, 2002   Employee of   Kim and   Common   449,929      -     449,929       May 23,2004~May 22,2008  18,910  20,950  Affiliated
               Affiliated    other      Stock                                                                             Company
               Company       329
                             persons

                                                                                                            RECENT
                             NAME              NO. OF                NO. OF                                 STOCK
                              OF               GRANTED   NO. OF        NO-                                  PRICE
                              THE     TYPE OF   STOCK   EXERCISABLE  EXERCISE     EXERCISE        EXERCISE (OFFERING
GRANT DATE  RELATIONSHIP   GRANTEE    SHARE    OPTION    OPTION      OPTION       PERIOD           PRICE    PRICE)   REMARKS
----------  -------------  -------    -----    ------    ------      ------       ------           -----    -------  -------
                            Eung                                                                                        Shinhan
May 15,2003  Registered     Chan      Common    100,000     -     100,000   May 16,2005~May 15,2009   11,800     20,950 Financial
             Officer        Ra        Stock                                                                             Group

                            Young                                                                                       Shinhan
May 15,2003  Registered     Hwi       Common    90,000      -      90,000   May 16,2005~May 15,2009   11,800     20,950 Financial
             Officer        Choi      Stock                                                                             Group

                            Bhang                                                                                       Shinhan
May 15,2003  Non-registered Gil       Common    20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Financial
             Officer        Choi      Stock                                                                             Group

                                                                                                                       Shinhan
May 15,2003  Non-registered Min       Common    20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Financial
             Officer        Ky Han    Stock                                                                             Group

                            Young                                                                                       Shinhan
May 15,2003  Non-registered Soo       Common    20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Financial
             Officer        Song      Stock                                                                             Group

             Officer of     Sang      Common                                                                            Shinhan
May 15,2003  Affiliated     Hoon      Stock     80,000      -      80,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Shin

             Officer of     Hong      Common                                                                            Shinhan
May 15,2003  Affiliated     Soon      Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Moon

             Officer of     Jae       Common                                                                            Shinhan
May 15,2003  Affiliated     Woo       Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Lee

             Officer of     Joong     Common                                                                            Shinhan
May 15,2003  Affiliated     Ok Huh    Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company

             Officer of     Sahng     Common                                                                            Shinhan
May 15,2003  Affiliated     Dae       Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Kim

             Officer of     Gwang     Common                                                                            Shinhan
May 15,2003  Affiliated     Lim       Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Youn

             Officer of     Woo       Common                                                                            Shinhan
May 15,2003  Affiliated     Seop      Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Cho

             Officer of     Hee       Common                                                                            Shinhan
May 15,2003  Affiliated     Soo       Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Kim

             Officer of     Do        Common                                                                            Shinhan
May 15,2003  Affiliated     Heui      Stock     20,000      -      20,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Han

             Officer of     Yong      Common                                                                            Shinhan
May 15,2003  Affiliated     Soon      Stock     15,000      -      15,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Shin

             Officer of     Dae       Common                                                                            Shinhan
May 15,2003  Affiliated     Woon      Stock     15,000      -      15,000   May 16,2005~May 15,2009   11,800     20,950 Bank
             Company        Lee

                                                                                                               RECENT
                                NAME              NO. OF                NO. OF                                 STOCK
                                 OF               GRANTED   NO. OF        NO-                                  PRICE
                                THE     TYPE OF   STOCK   EXERCISABLE  EXERCISE     EXERCISE        EXERCISE (OFFERING
GRANT DATE     RELATIONSHIP   GRANTEE    SHARE    OPTION    OPTION      OPTION       PERIOD           PRICE    PRICE)    REMARKS
----------     -------------  -------    -----    ------    ------      ------       ------           -----    -------   -------
               Officer of     Sung       Common                                                                           Shinhan
May 15,2003    Affiliated     Kyun       Stock     30,000      -    30,000   May 16,2005~May 15,2009     11,800    20,950 Card
               Company        Hong

               Officer of     Tae        Common                                                                           Shinhan
May 15,2003    Affiliated     Kyu        Stock     10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950 Card
               Company        Lee

               Officer of     Seong      Common                                                                           Shinhan
May 15,2003    Affiliated     Won        Stock     10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950 Card
               Company        Kim

               Officer of     Woo        Common                                                                           Shinhan
May 15,2003    Affiliated     Yeob       Stock     10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950 Card
               Company        Shim

               Officer of     Dong       Common                                                                           Shinhan
May 15,2003    Affiliated     Girl       Stock     30,000      -    30,000   May 16,2005~May 15,2009     11,800    20,950 Capital
               Company        Lee

               Officer of     Yun        Common                                                                           Shinhan
May 15,2003    Affiliated     Kang       Stock     10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950 Capital
               Company        Jung

               Officer of     Myoung     Common                                                                           Shinhan
May 15,2003    Affiliated     Kee        Stock     10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950 Capital
               Company        Jang

               Officer of     Beom        Common                                                                           Shinhan
May 15,2003    Affiliated     Seong       Stock    10,000      -    10,000   May 16,2005~May 15,2009     11,800    20,950  Credit
               Company        Shin                                                                                         Infor-
                                                                                                                           mation

                              Byung
                              Kuk Song                                                                                     Shinhan
May 15,2003    Employee       and other   Common   14,600      -    14,600   May 16,2005~May 15,2009     11,800    20,950  Financial
                              7           Stock                                                                            Group
                              officers

                              Jin
                              Won Seo                                                                                      Affil-
May 15,2003    Employee of    and other   Common  501,700      -   501,700   May 16,2005~May 15,2009     11,800    20,950  iated
               Affiliated     329         Stock                                                                            Company
               Company        officers

                              Eung                                                                                         Shinhan
March 25,2004  Registered     Chan       Common   100,000      -   100,000   March 26,2006~March 25,2009 21,595    20,950  Financial
               Officer        Ra          Stock                                                                            Group

                              Young                                                                                        Shinhan
March 25,2004  Registered     Hwi        Common    90,000      -    90,000   March 26,2006~March 25,2009 21,595    20,950  Financial
               Officer        Choi       Stock                                                                             Group

                              Bhang                                                                                        Shinhan
March 25,2004  Non-registered Gil        Common    30,000      -    30,000   March 26,2006~March 25,2009 21,595    20,950  Financial
               Officer        Choi       Stock                                                                             Group

                              Chil                                                                                         Shinhan
March 25,2004  Non-registered Sun        Common    20,000      -    20,000   March 26,2006~March 25,2009 21,595    20,950  Financial
               Officer        Hong       Stock                                                                             Group

                                                                                                                  Recent
                                                    No. of   No. of                                               Stock
                                Name of             Granted Exercis- No. of No-                                   Price
                                  the     Type of    Stock    able    exercise                         Exercise  (Offering
Grant Date  Relationship      Grantee    Share    Option   Option   option         Exrecise Period     Price     Price)   Remarks
----------  ------------     --------   -------   -------  -------  ---------  ---------------------  -------  ---------  -------
                                 Heed                                                                                        Shinhan
March 25,    Non-registered    Soo       Common    20,000     -    20,000   March 26, 2006~March 25,2009 21,595    20,950  Financial
2004         Officer           Kim        Stock                                                                                Group

                               Byung                                                                                         Shinhan
March 25,    Non-registered    Jae       Common    20,000     -    20,000   March 26, 2006~March 25,2009 21,595    20,950  Financial
2004         Officer           Cho        Stock                                                                                Group

                               Baek                                                                                          Shinhan
March 25,    Non-registered    Soon      Common    20,000     -    20,000   March 26, 2006~March 25,2009 21,595    20,950  Financial
2004         Officer           Lee        Stock                                                                                Group

             Officer
             of                Sang      Common                                                                              Shinhan
March 25,    Affiliated        Hoon       Stock    80,000     -    80,000   March 26, 2006~March 25,2009 21,595    20,950       Bank
2004         Company           Shin

             Officer
             of                Jae       Common                                                                              Shinhan
March 25,    Affiliated        Ho Cho     Stock    20,000     -    20,000   March 26, 2006~March 25,2009 21,595    20,950       Bank
2004         Company

             Officer
             of                Jae       Common                                                                              Shinhan
March 25,    Affiliated        Woo        Stock    20,000     -    20,000   March 26, 2006~March 25,2009 21,595    20,950       Bank
2004         Company           Lee

             Officer
             of                Gwang     Common                                                                              Shinhan
March 25,    Affiliated        Lim        Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20,950       Bank
2004         Company           Youn

             Officer
             of                Woo       Common                                                                              Shinhan
March 25,    Affiliated        Seop       Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20,950       Bank
2004         Company            Cho

             Officer
             of                Min       Common                                                                              Shinhan
March 25,    Affiliated        Ky Han     Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20, 950      Bank
2004         Company

             Officer
             of                Youn      Common                                                                              Shinhan
March 25,    Affiliated        Soo        Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20, 950      Bank
2004         Company           Song

             Officer
             of                Do        Common                                                                              Shinhan
March 25,    Affiliated        Heui       Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20, 950      Bank
2004         Company           Han

             Officer
             of                Jin       Common                                                                              Shinhan
March 25,    Affiliated        Won        Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20,950       Bank
2004         Company           Seo

             Officer
             of                Shin      Common                                                                              Shinhan
March 25,    Affiliated        Keun       Stock    20,000     -    20,000  March 26, 2006~March 25,2009 21,595     20,950       Bank
2004         Company           Yang

             Officer
             of                Sang      Common                                                                              Shinhan
March 25,    Affiliated        Young      Stock    15,000     -    15,000  March 26, 2006~March 25,2009 21,595     20,950       Bank
2004         Company           Oh

             Officer
             of                Sung      Common                                                                              Shinhan
March 25,    Affiliated        Kyun       Stock    30,000     -    30,000  March 26, 2006~March 25,2009 21,595     20,950       Card
2004         Company           Hong


                                                                                                                  Recent
                                                    No. of   No. of                                               Stock
                                Name of             Granted Exercis- No. of No-                                   Price
                                  the     Type of    Stock    able    exercise                        Exercise  (Offering
Grant Date  Relationship      Grantee    Share    Option   Option   option        Exercise Period     Price     Price)     Remarks
----------  ------------     --------   -------   -------  -------  ---------  ---------------------  -------  ---------    -------
             Officer
             of                Tae       Common                                                                              Shinhan
March 25,    Affiliated        Kyu        Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950       Card
2004         Company           Lee

             Officer
             of                Seong     Common                                                                              Shinhan
March 25,    Affiliated        Won        Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950       Card
2004         Company           Kim

             Officer
             of                Woo       Common                                                                              Shinhan
March 25,    Affiliated        Yeob       Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950       Card
2004         Company           Shim

             Officer
             of                Moon      Common                                                                              Shinhan
March 25,    Affiliated        Han        Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950       Card
2004         Company           Kim

             Officer
             of                Dong      Common                                                                              Shinhan
March 25,    Affiliated        Girl       Stock    30,000      -     30,000  March 26, 2006~March 25,2009 21,595   20,950    Capital
2004         Company           Lee

             Officer
             of                Sahng     Common                                                                              Shinhan
March 25,    Affiliated        Dae        Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950    Capital
2004         Company           Kim

             Officer
             of                Seung     Common                                                                              Shinhan
March 25,    Affiliated        Keun       Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950    Capital
2004         Company           Oh

             Officer
             of                Beom      Common                                                                              Shinhan
March 25,    Affiliated        Seong      Stock    10,000      -     10,000  March 26, 2006~March 25,2009 21,595   20,950     Credit
2004         Company           Shin                                                                                      Information

                                 Byung
                                 Kuk
                                 Song                                                                                        Shinhan
March 25,      Employee          and       Common    13,900      -     13,900  March 26, 2006~March 25,2009 21,595 20,950  Financial
2004                             other      Stock                                                                              Group
                                 7
                                 officers


                                 Hong
                                 Gon
               Employee          Kam
March 25,      of                and       Common    582,700     -     582,700 March26, 2006~March25,2009 21,595   20,950 Affiliated
2004           Affiliated        other      Stock                                                                            Company
               Company           400
                                 officers

    Total         -                     -       -  3,328,121     -    3,328,121          -                     -        -          -


Note 1) The number of shares granted and relationship with the Company are recorded as of the date of granting of stock option.


Note 2) The initial volume of the stock options granted as of May 22, 2002 was 1,004,200 options. Among them, the volume of the stock options which was finally determined in May and June of 2004 to be granted in accordance with the condition at the time of execution of stock option agreement is 406,976 shares to officers and 463,254 shares to team head. The total volume is 870,221 shares. Accordingly, the number of shares granted as of May 22, 2004 is the number of shares which was finally determined. Further, it was determined that the finally determined shares for stock option will be treated as granting of difference.


Note 3) The initial volume of stock option granted as of May 15, 2003 is 1,156,300 shares.


Note 4) The initial volume of stock option granted as of March 25, 2004 is 1,301,600 shares.


Note 5) The volume of stock option granted as of May 22, 2002 and May 15, 2003 may be exercised for 4 years after 2 years from the date of granting of stock option. The volume of stock option as of March 25, 2004 may be exercised for 3 years after 2 years from the date of granting of stock option.

Note 6) The most current stock price is the closing price as of September 16, 2004.


F.   Status of the Equity Ratio of Employee Stockownership Association


TYPE OF SHARE        OPENING BALANCE    INCREASE       DECREASE     ENDING BALANCE     REMARKS
-------------        ---------------    --------       --------     --------------     -------

 Common share            357,888        292,655          -241           650,302           -

    Total                357,888        292,655          -241           650,302           -

Note) On December 5, 2002, the Employee Stockownership Program was introduced. The record date for 650,302 shares for ending balance is July 15, 2004, consisting of 10,370 shares (SFG), 633,085 shares (Shinhan Bank), 6,847 shares (Shinhan Capital).
        * The volume of decrease is the decrease resulted from retirement under the age limit of the employees of Shinhan Bank.

5.   MATTERS WITH RESPECT TO THE DIVIDEND DURING THE RECENT FIVE (5) FISCAL
     YEARS

                                                                  [Par Value per Share: 5,000 Won](Unit Million Won)


                   CLASSIFICATION                       THE 3RD PERIOD   THE 2ND PERIOD   THE 1ST PERIOD   -     -
                   --------------                       --------------   --------------   --------------  ---   ---


                    Net earnings                               362,227         603,9311          220,763  -     -

            Net earnings per share (KRW)                           952            2,066              755  -     -

           Income available for dividends                      747,706          590,061          197,846  -     -

                    Payout ratios                                66.84            26.08            68.31  -     -

                        A.
  Details               Dividend
     of                 per
 dividends   Cash       share     Majority   Common                600              600               30  -     -
           dividends    (KRW)                 share
                                            Preferred                -                -                -  -     -
                                              share
                                  Minority   Common                600              600              600  -     -
                                              share
                                            Preferred              857                -                -  -     -
                                              share

                        B. Total
                        amount
                        of
                        dividends Majority   Common      8,134,699,200    7,016,260,200      346,007,352  -     -
                        (KRW)                 share
                                            Preferred                -                -                -  -     -
                                              share
                                  Minority   Common    150,582,065,400  150,476,210,400  150,466,278,000  -     -
                                              share
                                            Preferred   83,397,139,955                -                -  -     -
                                              share

                        C.
                        Dividend
                        ratio at
                        market               Common               3.24             4.34             0.19  -     -
                        price     Majority    share
                        (%)
                                            Preferred                -                -                -  -     -
                                              share



                   CLASSIFICATION                       THE 3RD PERIOD   THE 2ND PERIOD   THE 1ST PERIOD   -     -
                   --------------                       --------------   --------------   --------------  ---   ---

                                  Minority   Common               3.24             4.34             3.79  -     -
                                             share
                                            Preferred                -                -                -  -     -
                                             share


                        A. Stock                                     -                -                -  -     -
             Stock      dividend             Common
             dividends  rate (%)  Majority    share
                                            Preferred                -                -                -  -     -
                                              share
                                  Minority   Common                  -                -                -  -     -
                                              share
                                            Preferred                -                -                -  -     -
                                              share

                        B.                                           -                -                -  -     -
                        Number
                        of stock
                        dividend
                        per                  Common
                        share     Majority   share
                        (Share)
                                            Preferred                -                -                -  -     -
                                              share
                                  Minority   Common                  -                -                -  -     -
                                              share
                                            Preferred                -                -                -  -     -
                                              share

             Book-value per share (KRW)                         15,618           13,717           12,440  -     -

           Ordinary income per share (KRW)                         952            2,066              755  -     -


Note 1) The basis for the calculation of the net earnings per share during the 3rd period

          (1)Net earnings : KRW 362,227 million

          (2)Preferred share dividend : KRW 83,397 million

          (3)Common share net earnings((1)-(2)) : KRW 278,830 million

          (4)Weighted average number of traded common shares : 292,856,507 shares

          (5)Net Earnings per share((3)/(4)) : KWR 952

Note 2) The payout ratio of the 3rd period was calculated by dividing the total dividends on common share and preferred share by the net earnings before deducting the dividends on preferred share. For your reference, the payout ratio of common share [Dividend on common share/(Net earnings-Dividends on preferred share)] is 56.92%.

Note 3) Dividend per share of each period is not different between shareholders (largest shareholders and minority shareholders).

           Provided, however, that KRW 30 (5,000x12%x18/365) was paid as a dividend per share on the shares held by BNP Paribas for the 1st period in proportion to the date of holding.

Note 4) Dividends on shares held by the subsidiary Shinhan Bank as of the end of the 1st, 2nd and 3rd period are not paid.

Note 5) Dividends per share on preferred stock are calculated by dividing the total dividends on preferred stock by total number of issued preferred stock. (KRW 83,397,139,955/97,304,564 shares = KRW 857 per share)

           Dividends per share on preferred stock are as follows:

           -  Series 1 to series 5 Redeemable preferred shares : KRW 270,249

           -  Series 6 Redeemable preferred shares : KRW 10,500

           -  Series 7 Redeemable preferred shares : KRW 11,190

           -  Series 8 Redeemable preferred shares : KRW 11,790

           -  Series 9 Redeemable preferred shares : KRW 135,125


Note 6) In case of preferred stock, the dividend ratio at market price was not calculated since the market price was not calculated.


Note 7) Net earnings per share are the amount calculated by dividing total net worth by the total number of issued common share and preferred share.

II.  DETAILS OF BUSINESS

1.   OUTLINE OF BUSINESS

A.   Status of the Industry

     ** The Trend toward Expansions and Business Cross-overs, and the Existence of Pressure for the Restructuring in the Finance Industry

          Expansions of financial institutions through alliances, and business crossovers resulting from a loosening of regulations by the government are the major trend in the global financial market. In Korea, as the barriers between the different business areas are rapidly being dismantled in the financial industry, forming financial groups or expansion coupled with the progression towards crossing over has become the major trend in the Korean finance industry. Following the introduction of bankassurance last year, providing one-stop financial services, which provide all major financial services including banking, securities, investment, and insurance through a single distribution channel, is emerging as a major task.

          In the meantime, the restructuring of the finance sector which has continued since the IMF crisis, is changing from a government-initiated restructuring aimed at resolving past deficiencies to the current private-initiated restructuring aimed at increasing the competitiveness of Korean financial institutions, and this trend is expected to remain a key issue in the changing finance industry of Korea. Accordingly, a small number of large financial institutions, including enlarged financial institutions centered around banking and financial groups in the form of holding companies, will fiercely compete for a leading position in the market based on an enlarged customer base and relevant channels. Small or medium sized financial institutions will struggle to survive through differentiation and by addressing a niche market. However, in cases where even this proves impossible, in losing its competitiveness, the small or medium institutions will become subject to merger during the restructuring process.

     ** Incorporation of a Global Competition System within the Financial Market upon Accelerated Entry of Foreign Funds into the Korean Financial Market

          In the future, the domestic finance industry will become fully incorporated into the global competition system. Foreign financial institutions have already accelerated their inroads into the Korean financial market, and the type of investments are clearly changing from past short-term investments aimed at simple capital gains to acquiring managerial control for the purpose of making mid to long-term advancements into the financial market.

          Under these circumstances, competition with leading foreign financial institutions is inevitable in the Korean market, and it is imperative to the long-term survival and growth of domestic financial institutions to secure competitiveness at a world class level and establish world class standards.

          From a wider perspective, the rapid growth of the Chinese economy is another threat to our finance industry, while being recognized as a chance for infinite growth. Many global financial institutions have already begun full-scale advancements into the Chinese market. The potential of the Korean financial market is expected to attract considerable attention as a bridgehead to the Chinese market and as a banking hub of Northeast Asia.

     ** Diversification of Financial Needs and Offering Customized Financial Services

          Despite the delayed recovery rate of the economy resulting from the decrease in domestic demand, it appears that the domestic financial industry has steadily established a foundation for growth, both in quantity and quality. This is because, while floating liquidity on the market fails to find appropriate investment outlets due to long-term low interest rates and remains around the financial sector, a financial deepening is forecast pursuant to an increase in financial assets during the process of economic growth. In particular, the improvement of services and an increase of hybrid financial products offered by each financial institution in response to the changing quality of financial demands during the progressing financial deepening, together with the convergence trend of different service fields during the process of IT-based industrial development, are expected to become further accelerated.

          As for individual customers, pursuant to the changes in lifestyle patterns resulting from the development of an aging society, a gentrification of consumption, and an increase in the high-income HNWI class, the growth of the PB market is likely to be further accelerated. The wealth-management service has made rapid growth as a new area in the finance industry, and as such, the importance of customized service which responds to the nature of the demands of each class is increasing. In addition, the development of hybrid stores and hybrid financial products in line with the cross-over tendency of the finance industry is also expected to be accelerated. Also, in the case of corporate customers, a reduction in the indirect financial market which relies on bank loans, and an enlargement of the direct financial market are expected to be the established trend, and the polarization of the supply and demand of funds according to the size and credibility of corporations will be more clearly defined.

     **   Banking Business

          Despite the fact that the domestic economy is gradually recovering based on the recovery of the world economy and the increase in exports, it has been predicted that the domestic financial market will focus on management for internal interest, which emphasizes risk management rather than external growth because of a serious decrease in domestic consumption, excessive household debts, and individual credit problems which have become extended long-term.

          It seems the tendency towards the short term instability of market funds will be difficult to solve for a while due to basic conditions of prolonged low interest rates and delayed economic recovery, and thus, relying on a simple earnings-based structure centered on deposit-loan margins in order to secure revenue will hit a limit. Therefore, each bank is likely to make more efforts to develop new revenue sources such as revenue from fees and cross-selling of financial products in order to secure a proper rate of returns from asset management.

          From the viewpoint of the structure of the industry, there is always the possibility for additional market reorganization including mergers and acquisitions during the process of expansion and of the formation of bank-centered holding companies. In particular, it is anticipated that foreign banks' advances in the Korean market will gradually become a reality through the process of the withdrawal of existing foreign funds, domestic commercial banks will compete for leading positions through expansion measures, a movement towards differentiation will be pervasive among small to medium sized banks, and the restructuring of the financial sector will enter the final phase.

     **   Securities/Investment Trust Business

          In the securities/investment trust industry, where the restructuring has been relatively late compared to the banking sector, it is expected that the restructuring will start in earnest this year. Restructuring of the investment trust industry is under way in earnest with overseas sales of ailing companies surfacing, and in the securities industry where the pricing competition has already hit its limit with the increase in cyber securities transactions, the industry is centering around the large security companies in the struggle for control of the industry. Under these conditions, small and medium companies that fail to find a model for independent survival will inevitably be driven out of the market. Accordingly, large security companies will actively seek changes in the revenue model from simple brokeraging services to asset management services represented by wrap accounts and corporate banking services, and small to medium sized companies, with the exception of a small number of online security companies which lead discount brokeraging, face a limit in continually generating revenue and will inevitably be subject to mergers and acquisitions in the process of restructuring.

     **   Credit Cards

          As the household debt and individual credit problems that had become serious since the latter half of the year 2002 have not yet been solved, for the time being, it does not seem that the credit card industry will be able to rely on rapid growth-type recovery as in the past. This is because the improvement and maintenance of asset quality, including the default rate, will be the key issue. However, while the position of specialized credit card companies that were previously in the leading position in the market is being weakened, bank credit card companies are expected to do well. At the same time, the latecomers who are relatively free from insolvency problems will seek to expand their market share through aggressive marketing. However, because of the tightening of regulations by the government and delay in the economic recovery rate due to the decrease in domestic consumption, it is unlikely that the card market will easily be normalized.

          It follows that the credit card industry is likely to focus its efforts on strategic alliances with other industries such as telecommunications rather than focusing on competing in quantity through expanding the number of customers and credit sales as it did in the past, in order to cope with the changing credit card industry.

B.   Status of the Company

     (1)  General Condition of Operations and Classification of Business Sectors

          (A)  General Condition of Operations

               ** There were many changes in the financial sector in 2001, including the emergence of large banks through mergers between banks and the launch of state-initiated financial holding companies. Shinhan also successfully established a privately initiated holding company, taking full advantage of its strengths in having various customers and many affiliated companies across the financial industry.

               ** Since its incorporation, Shinhan Financial Group has set its strategic goal as building its business structure as a universal financial group, and specified systematic strategies centering on the following four major tasks: (1) consolidation of the structure of the holding company; (2) materialization of strategic alliance negotiations; (3) promotion of the strategy of early synergistic expansion(4) strengthening of internal and external communications.

               ** First of all, in order to establish the holding company structure, Shinhan Financial Group reorganized the governance structure and management system to secure managerial transparency, and solidified the mutual assistance and support systems among member companies by forming various councils according to each business division, including retail, corporate banking, and asset management to build the foundation for a one portal, one stop comprehensive financial service provider.

               ** Shinhan Financial Group signed a strategic alliance agreement on December 12, 2001 with BNP Paribas for equity investment (4% equity, KRW 155.4 billion), and a joint venture for consumer finance and bankassurance.

               ** Shinhan Financial Group signed an agreement with the Korea Deposit Insurance Corporation on April 4, 2002 for the transfer of Korea Deposit Insurance Corporation's 51% equity in Jeju Bank, and signed another share transfer agreement with Asia Pacific Growth II, LP, etc. for the acquisition of 30% of the common shares in Good Morning Securities on April 8, 2002. Good Morning Shinhan Securities was launched upon the merger between Shinhan Securities and Good Morning Securities.

               ** The credit card division of Shinhan Bank was spun off and officially established as an independent, wholly-owned subsidiary on June 4, 2002. Shinhan Credit Information Co., Ltd was incorporated on July 8, 2002 as to engage in the business of debt collection services and credit research.

               ** Shinhan Financial Group sold Good Morning Investment Trust Management Co. to Prudential Corporation Holdings to resolve the redundant investment in the investment trust management sector, and in order to enhance the sales power, signed an agreement with BNP Paribas Asset Management Group for an alliance in the investment trust management sector and the sale of 50% equity in the Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC.

               ** On October 1, 2002, SH&C Life Insurance was incorporated as a result of the ongoing efforts for a joint venture in the bankassurance industry.

               ** On June 9, 2003, Shinhan Financial Group sold 49% equity shares of Shinhan Credit Information to Loan Star Fund, and signed an alliance agreement for the debt collection operations, but on April 29, 2004 it decided to repurchase 49% of equity in Shinhan Credit Information (24,000 shares) held by Lone Star again. After repurchase, the equity ratio held by Shinhan Financial Group was changed into 100%.

               ** Shinhan Financial Group acquired 80.04% equity ownership (543,570,144 shares) of Chohung Bank from the Korea Deposit Insurance Corporation on August 18 and 19, 2003, and the inclusion of Chohung Bank as a Shinhan Financial Group subsidiary was officially granted on September 5, 2003. Thereafter, Shinhan Financial Group resolved the share swap and tender offer in order to make Chohung Bank its wholly-owned subsidiary at its board of directors' meeting held on April 12, 2004, and during the period from April 26, 2004 until May 17, 2004, Shinhan Financial Group implemented tender offer with respect to 27,109,657 shares of common stock of CHB at the price of 3,500 Won per share. On June 22, 2004, Shinhan Financial Group implemented share swap at the rate of 0.1354 share per one common share of Chohung Bank, and included Chohung Bank as its wholly-owned subsidiary.

               ** Upon completion of its incorporation of the banks, security, credit card, investment trust, capital and insurance companies as its subsidiaries, the Shinhan Financial Group has become systemized as a universal financial group covering all financial sectors, and has pursued cross sales including funds and FNA security savings deposit among its subsidiaries, and is concentrating its efforts on the development of hybrid or tie-in-sale products between insurance and credit cards. In addition, as a consolidated group database has been completed, database-marketing activities are being conducted at the group level.

               ** In addition, Shinhan Financial Group is informing customers and shareholders of our new transformation process being endeavored under the holding company system through IR activities for investors and group advertising. Internally, the company is pursuing workshops for group officers and executives, synergy forums, survival summit and other various programs in order to expand understanding of and sympathy towards the group vision and strategy direction, and is deriving various tasks to generate synergy which is being pursued through close consultation among member companies.

               ** Shinhan Financial Group was registered with the U.S. Securities and Exchange Commission on September 16, 2003 in an attempt to enhance the corporate governance and managerial transparency, and the American Depositary Shares were listed on the New York Stock Exchange on the same day.

               ** Especially in 2004, Shinhan Financial Group will strive to realistically construct One-Bank structure through the stable and efficient operation of its two banks: Chohung Bank, which has been incorporated as a new subsidiary, and Shinhan Bank, while securing the basis for the emergence of a New-Bank, in which will be completely new in terms of its quality.

               ** Furthermore, Shinhan Financial Group will strengthen its synergistic capabilities by extending the scope of its business and target markets based on the wide expansion of its customer base and channels with the inclusion of Chohung Bank, and construct a new performance-centered and market-oriented corporate culture, whereby securing its position as a leader in the Korean financial industry. In the meantime, Shinhan will exert constant efforts to build a managerial system which conforms to world-class standards and secure world-class competency for its long-term survival and as the basis for growth in the global financial competition.

          (B)  Classification of Business Divisions to be Disclosed

               Shinhan Financial Group's business divisions subject to disclosure are restricted to the administration management business and incidental businesses thereto of Shinhan Financial Group and its subsidiaries.

               (2)  Outline of Businesses and Products-Services

               The administration management business of a Subsidiary and incidental businesses thereto (See Article 15 of the Financial Holding Companies Act and Article 11 of the Enforcement Decree of the Act).

               (3)  Market Share

               As there are currently three financial holding companies including Woori and Dongwon besides Shinhan in Korea, it is difficult to determine the accurate market share due to the special characteristics of a holding company, such as the relations with other financial businesses.



                                                                                (Unit: 100 Million Won)

                                                             AS OF MARCH 31, 2004
                                 ----------------------------------------------------------------------------

                                                              WOORI FINANCE
CLASSIFICATION                   SHINHAN FINANCIAL GROUP         HOLDINGS           DONGWON FINANCIAL HOLDING
--------------                   -----------------------      -------------         -------------------------

Total assets                                88,925                86,501                    11,217

Total liabilities                           25,337                27,916                       997

Total stockholders'                         63,588                58,585                    10,220
equity

Capital                                     19,585                38,775                     3,079

Operating revenue                            1,845                   280                       211

Operating expense                              392                 1,795                        14

Operating income                             1,453                -1,515                       198

Ordinary income                              1,456                -1,514                       219

Net earnings                                 1,456                -1,514                       219

               (4)  Details and Prospects of New Business, etc.

                    -    Not Applicable

               (5)  Organization Chart (as of end of August, 2004)

2.   STATUS OF BUSINESS

A.   Business Performance



                                                                                     (Unit: Million Won)

                     2ND QUARTER OF 4TH FY                3RD FY                       2ND FY
 CLASSIFICATION       (2004.1.1~2004.6.30)        (2003.1.1~2003.12.31)        (2002.1.1~2002.12.31)
 --------------       --------------------        ---------------------        ---------------------

Operating income                       550,199                      617,147                      645,367

  Valuation gain
  using the                            491,697                      519,360                      620,697
  equity method

   Interest income                      58,502                       97,787                       24,670

   Other income

Operating expense                       81,195                      252,199                       43,147

   Valuation
   gain using
   the equity                            4,049                      130,719                        2,007
   method

Operating profit                       469,004                      364,948                      602,220

According to the Statements Korea Accounting Standards ("SKAS") No. 15, the gain and loss using the equity method is recorded respectively. As a result, the business results for the previous period are also prepared for disclosure, which does not affect the operating gain.

B.   Financing and Performance of its Operation

     (1)  Performance of Financing



                                                                                (Unit: Million Won,%)

                     4th FY (Semi-annual)              3rd FY                     2nd FY
 Classification      (2004.1.1~2004.6.30)      (2003.1.1~2003.12.31)      (2002.1.1~2002.12.31)
 --------------      --------------------      ---------------------      ---------------------

                  Average Balance   Ratio    Average Balance   Ratio       Average Balance   Ratio
                  ---------------   -----    ---------------   -----       ---------------   -----

Aggregate Amount        6,380,716      72.97       4,768,492      73.82     3,877,215        89.45
of Equity Capital

  Capital Stock         1,983,000      22.68       1,660,319      25.70     1,461,770        33.72

  Capital Surplus       3,390,233      38.77       2,512,502      38.89     1,976,637        45.60

  Retained Earnings       893,120      10.21         692,409      10.72       379,170         8.75


  Capital Adjustment      114,364       1.31         -96,738      -1.50        59,638         1.38




                                                                           (Unit: Million Won, %)

                       4th FY (Semi-annual)              3rd FY                      2nd FY
 Classification        (2004.1.1~2004.6.30)       (2003.1.1~2003.12.31)      (2002.1.1~2002.12.31)
 --------------        --------------------       ---------------------      ---------------------
                        Average Balance   Ratio    Average Balance Ratio      Average Balance Ratio
                        ---------------   -----    ------  ------- -----      ------  ------- -----


   Borrowings           2,363,857      27.03       1,691,375      26.18       457,359        10.55

    Debentures          2,030,154      23.22       1,434,951      22.21       359,240         8.29

    Borrowings
    from other            333,702       3.82         256,424       3.97        98,119         2.26
       Banks

                                                                                    -            -

                                                                                    -            -

      Total             8,744,572     100.00       6,459,867     100.00    4,334 ,574       100.00

     Note) The Average Balance was calculated by arithmetically averaging the ending balance (including the beginning balance) of each quarter.


     (2)  Operating Performance of Funds




                                                                          (Unit: Million Won, %)
                    4th FY (Semi-annual)              3rd FY                      2nd FY
 Classification     (2004.1.1~2004.6.30)       (2003.1.1~2003.12.31)      (2002.1.1~2002.12.31)
 --------------     --------------------       ---------------------      ---------------------

                    Average                    Average                     Average
                    Balance       Ratio        Balance        Ratio        Balance       Ratio
                    -------       -----        -------        -----        -------       -----

   Investment        6,606,094        75.55     5,882,011         77.81     3,874,018        89.38
     shares

  Shinhan Bank       3,517,304        40.22     3,139,126         41.53     3,134,106        72.30

  Chohung Bank       2,178,747        24.92     1,831,964         24.24             -            -

  Good Morning
    Shinhan            551,578         6.31       537,265          7.11       447,117        10.32
   Securities

  Shinhan Card         150,363         1.83       191,094          2.53       149,800         3.46

Shinhan Capital        107,906         1.23        95,384          1.26        71,171         1.64

  Shinhan BNP           22,389         0.26        22,109          0.29        39,010         0.90
  Paribas ITMC

   e-Shinhan             2,641         0.03         3,331          0.04         4,281         0.10

    Shinhan              1,387         0.02           578          0.01           583         0.01
   Macquarie

   Jeju Bank            47,391         0.54        44,783          0.59        23,855         0.55

 Shinhan Credit          3,263         0.04         2,392          0.03         1,169         0.03
  Information


                    4th FY (Semi-annual)              3rd FY                      2nd FY
 Classification     (2004.1.1~2004.6.30)       (2003.1.1~2003.12.31)      (2002.1.1~2002.12.31)
 --------------     --------------------       ---------------------      ---------------------
                     Average Balance   Ratio    Average Balance Ratio      Average Balance Ratio
                     ---------------   -----    ------  ------- -----      ------  ------- -----

   SH&C life            13,126         0.15        13,985          0.19         2,926         0.07
   Insurance

Investment bonds             -         0.00           905          0.01         1,279         0.03

Loan receivables     2,019,786        23.10     1,618,091         21.41       390,275         9.00

Tangible assets          1,564         0.02         1,434          0.02         1,272         0.03

Intangible assets          392         0.00           471          0.01           163         0.00


Deposit in cash         76,806         0.88        25,326          0.34        57,241         1.32

  Other assets          39,930         0.46        30,808          0.41        10,325         0.24

     Total           8,744,572       100.00     7,559,046        100.00     4,334,574       100.00


     Note) The average balance was calculated by arithmetically averaging the ending balance (including the beginning balance) of each quarter.


3.   REQUIRED MATTERS FOR DECISION-MAKING OF INVESTMENT

A.   Ratio of Equity Capital relative to Requisite Capital Ratio


                                                                                   (Unit: Million Won)


     CLASSIFICATION         4TH FY (SEMI-ANNUAL)             3RD FY                    2ND FY
     --------------         --------------------             ------                    ------

  Aggregate Amount of                    10,052,694                8,847,673                  4,842,795
   Equity Capital (A)

 Requisite Capital (B)                    7,744,421                7,472,030                  3,698,754

Requisite Capital Ratio                     129.81%                  118.41%                    130.93%
        (A/B) 1)

     Note     1)    Ratio of equity capital relative to requisite capital ratio
              (Article 25 of the Supervisory Regulations on Financial Holding Companies and Exhibit to the Detailed Regulations thereof) ={total(Equity capital by financial institution - Contributions to subsidiaries)}/total Requisite capital by financial institution

B.   Won Liquidity Ratio



                                                                                      (Unit: Million Won)

        CLASSIFICATION           4TH FY (SEMI-ANNUAL)           3RD FY                   2ND FY
        --------------           --------------------           ------                   ------


Current Assets (A)                              253,038                  16,687                   14,945
Current Liabilities (B)                         242,469                  15,504                    6,480
Won Liquidity Ratio (A/B) 1)                    104.36%                 107.63%                  230.63%

     Note) Won liquidity ratio(Article 25 of Supervisory Regulations on Financial Holding Companies and Exhibit to Detailed Regulations thereof)

            = (Current assets due within 3 months)/(Current liabilities due within 3 months)

C.   Won Liquidity Ratio

     N/A

D.   Liability Ratio


                                                                                         (Unit: Million Won)

        CLASSIFICATION         4TH FY (SEMI-ANNUAL)              3RD FY                    2ND FY
        --------------         --------------------              ------                    ------

Liability(A)                               2,380,977                  2,176,875                  774,759
Aggregate Amount of                        6,665,810                  6,117,555                4,010,220
Equity Capital(B)
Liability Ratio(A/B)                          35.72%                     35.58%                   19.32%


E.   Credit Rating for recent three (3) Years



                            SUBJECT OF VALUATION       CREDIT
   VALUATION DATE       (MARKETABLE SECURITIES, ETC)   RATING      CREDIT RATING AGENCY         TYPE OF RATING
   --------------       ----------------------------   ------      --------------------         --------------

2001.09.17            Debentures                       AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
                      Debentures                       AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Commercial papers                A1         National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (A1 ~ D)
2001.12.12            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
2002.01.21            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
2002.01.22            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)

                            SUBJECT OF VALUATION       CREDIT
   VALUATION DATE       (MARKETABLE SECURITIES, ETC)   RATING      CREDIT RATING AGENCY         TYPE OF RATING
   --------------       ----------------------------   ------      --------------------         --------------

2002.03.20            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
2002.04.19            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
2002.05.10            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
2002.06.14            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
                      Commercial papers                A1         National Information &
                                                                  Credit Evaluation Inc.
                                                                  (A1 ~ D)
                      Commercial papers                A1         Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (A1 ~ D)
2002.07.19            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)
2002.09.13            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA ~ D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA ~ D)

                            SUBJECT OF VALUATION       CREDIT
   VALUATION DATE       (MARKETABLE SECURITIES, ETC)   RATING      CREDIT RATING AGENCY         TYPE OF RATING
   --------------       ----------------------------   ------      --------------------         --------------

2002.11.07            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
2002.11.08            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2002.12.06            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.01.14            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
2003.01.15            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.02.10            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.02.12            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
2003.02.13            Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2003.03.03            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.04.14            Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2003.04.15            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.05.15            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)

                            SUBJECT OF VALUATION       CREDIT
   VALUATION DATE       (MARKETABLE SECURITIES, ETC)   RATING      CREDIT RATING AGENCY         TYPE OF RATING
   --------------       ----------------------------   ------      --------------------         --------------

                      Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2003.06.16            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
2003.07.14            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2003.10.13            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
2003.10.14            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2003.12.12            Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2004.03.16            Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)


                           SUBJECT OF VALUATION       CREDIT
   VALUATION DATE      (MARKETABLE SECURITIES, ETC)   RATING      CREDIT RATING AGENCY         TYPE OF RATING
   --------------      ----------------------------   ------      --------------------         --------------

                      Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)
2004.6.16             Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)

                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)

2004.6.29             Non-guaranteed bonds             AAA        Korea MGT Consulting &        Definite rating
                                                                  Credit Rating Corp.
                                                                  (AAA~D)
                      Non-guaranteed bonds             AAA        National Information &        Definite rating
                                                                  Credit Evaluation Inc.
                                                                  (AAA~D)

                      Non-guaranteed bonds             AAA        Korea Investors Service Inc.  Definite rating
                                                                  (AAA~D)



F.   Ratio of Shareholder's Equity of Subsidiaries

          1)   Shinhan Bank


                                                                                  (Unit: 100 Million Won,%)

        CLASSIFICATION           2004 (SEMI-ANNUAL)     AS OF THE END OF 2003       AS OF THE END OF 2002
        --------------           ------------------     ---------------------       ---------------------

Aggregate Amount of Equity
Capital(A)                                  57,781                     49,365                      44,076

Risk Weighted Asset(B)                     493,580                    470,649                     403,873

Shareholders' Equity on the
basis of BIS(A/B)                            11.71                      10.49                       10.91


          2)   Chohung Bank

                                                                             (Unit: KRW 100 Million,%)

        CLASSIFICATION           2004 (SEMI-ANNUAL)   AS OF THE END OF 2003    AS OF THE END OF 2002
        --------------           ------------------   ---------------------    ---------------------

Aggregate Amount of Equity
Capital(A)                                  36,369                   35,724                   37,088

Risk Weighted Asset(B)                     406,884                  402,609                  428,409

Shareholders' Equity On The
Basis Of BIS(A/B)                             8.94                     8.87                     8.66


          3)   Good Morning Shinhan Securities


                                                                         (Unit: KRW 100 Million,%)

                             AS OF END OF JUNE,      AS OF THE END OF        AS OF THE END OF
      CLASSIFICATION                2004                MARCH, 2004             MARCH, 2003
      --------------         -----------------       ----------------        -----------------

Operating net capital(A)                4,016                   4,218                   3,961

Risk-weighted Amount(B)                   864                     878                     960

Operating Net Capital                  464.54                  480.69                   412.6
Ratio(A/B)

          Note) Good Morning Securities and Shinhan Securities were merged on August 1, 2002

          4)   Shinhan Card


                                                                         (Unit: KRW 100 Million,%)

      CLASSIFICATION         2004 (SEMI-ANNUAL)    AS OF THE END OF 2003   AS OF THE END OF 2002
      --------------         ------------------    ---------------------   ---------------------


Adjusted Equity Capital(A)               2,506                     2,619                   2,685

Adjusted Total Assets(B)                15,391                    19,012                  24,737

Adjusted Equity Capital
Ratio(A/B)                               16.30                     13.78                   10.86


          5)   Shinhan Capital


                                                                         (Unit: KRW 100 Million, %)

      CLASSIFICATION         2004 (SEMI-ANNUAL)    AS OF THE END OF 2003   AS OF THE END OF 2002
      --------------         ------------------    ---------------------   ---------------------

Adjusted Equity Capital(A)               1,377                     1,128                     910

Adjusted Total Assets(B)                13,276                    11,393                   9,467

Equity Capital Ratio(A/B)                10.37                      9.90                    9.61


          6)   Shinhan BNP Paribas ITMC


                                                                          (Unit: Million Won, %)

                                  AS OF THE END OF      AS OF THE END OF      AS OF THE END OF
        CLASSIFICATION               JUNE, 2004            MARCH, 2004           MARCH, 2003
        --------------            ----------------      ----------------      ----------------

Net Capital Equity(A)                       43,094                46,004                43,575

Risk-weighted Amount(B)                     12,838                11,711                 8,226

Equity Capital Ratio to                     335.68                392.83                529.72
Risk(A/B)


          7)   Jeju Bank

                                                                            (Unit: KRW 100 Million, %)

         CLASSIFICATION           2004 (SEMI-ANNUAL)  AS OF THE END OF 2003    AS OF THE END OF 2002
         --------------           ------------------  ---------------------    ---------------------

Aggregate Amount of Equity                    1,290                   1,369                    1,421
Capital(A)

Risk Weighted Asset(B)                       12,108                  12,491                   12,133

Shareholders' Equity on the                   10.66                   10.96                    11.71
Basis of BIS(A/B)


          8)   SH&C life Insurance


                                                                                  (Unit: Million Won, %)

                                  AS OF THE END OF     AS OF THE END OF      AS OF THE END OF
         CLASSIFICATION              JUNE, 2004           MARCH, 2004           MARCH, 2003
         --------------          -----------------     ----------------      ----------------

Solvency Margin(A)                          25,688               24,950                28,065

Solvency Margin Standard(B)                  2,511                2,202                   151

Solvency Margin Ratio(A/B)                1,023.02             1,132.98             18,606.45


G.        Status of Non-Performing Loans of Subsidiaries and others

          1)   Shinhan Bank


               23rd Semi-Annual:    2004.1.1. ~ 2004.6.30
               22nd FY : 2003.1.1 ~ 2003.12.31
               21st FY : 2002.1.1 ~ 2002.12.31

[Status of Increase/Decrease in Non-performing Loans]


                                                                                           (Unit: KRW 100 Million, %)
---------------------------------------------------------------------------------------------------------------------
   23RD FY (SEMI-ANNUAL)                         22ND FY                     21ST FY                INCREASE/DECREASE
---------------------------------------------------------------------------------------------------------------------
Non-performing           Ratio     Non-performing      Ratio     Non-performing      Ratio        Non-performing loan
loan balance                       loan balance                  loan balance                     balance
---------------------------------------------------------------------------------------------------------------------
               4,581     0.88               3,985      0.82               2,983      0.69                        596
---------------------------------------------------------------------------------------------------------------------

[Loan Loss Allowance]

                                                                                  (Unit: KRW 100 Million)
---------------------------------------------------------------------------------------------------------
  CLASSIFICATION                                 23RD FY               22ND FY             21ST FY
                                              (SEMI-ANNUAL)
---------------------------------------------------------------------------------------------------------
                          General                   8,291               8,664               4,925
Loan Loss     Domestic    Special                       -                   -                   -
Allowance                 Subtotal                  8,291               8,664               4,925
---------------------------------------------------------------------------------------------------------
                          General                     741                 745                 733
              Overseas    Special                       -                   -                   -
                          Subtotal                    741                 745                 733
---------------------------------------------------------------------------------------------------------
              Total                                 9,032               9,409               5,658
---------------------------------------------------------------------------------------------------------
Provision for Guarantee                                24                  34                  37
---------------------------------------------------------------------------------------------------------
Provision for Write-Offs                              192                 249                 315
---------------------------------------------------------------------------------------------------------
Write-Offs                Domestic                  1,439                 627               1,047
 for the      Bank        Overseas                    120                  74                 160
 Period       Account     Subtotal                  1,559                 701               1,207
---------------------------------------------------------------------------------------------------------
              Trust Account                           145                  14                 168
              -------------------------------------------------------------------------------------------
              Total                                 1,704                 715               1,375
---------------------------------------------------------------------------------------------------------

2)     Chohung Bank

       173rd FY (Semi-Annual):  2004.1.1.~ 2004.6.30
       172nd FY : 2003.1.1 ~ 2003.12.31
       171st FY: 2002.1.1 ~ 2002.12.31


[Status of Increase/Decrease in Non-performing Loans]


                                                                                      (Unit: KRW 100 Million, %)
-----------------------------------------------------------------------------------------------------------------
 173RD (SEMI-ANNUAL)                     172ND FY                         171ST FY              INCREASE/DECREASE
-----------------------------------------------------------------------------------------------------------------
Non-performing            Ratio  Non-performing        Ratio   Non-performing       Ratio   Non-performing
loan balance                     loan balance                  loan balance                 loan balance
-----------------------------------------------------------------------------------------------------------------
              15,146      3.43                18,796   4.0                 19,811   4.02                  -3,650
-----------------------------------------------------------------------------------------------------------------

[Loan Loss Allowance]


                                                                              (Unit: KRW 100 Million)
-----------------------------------------------------------------------------------------------------
          CLASSIFICATION                            173RD FY            172ND FY            171ST FY
                                                 (SEMI-ANNUAL)
-----------------------------------------------------------------------------------------------------
                                     General         14,456              16,026              16,988
                     Domestic        Special              -                   -                   -
                                     Subtotal        14,456              16,026              16,988
Loan Loss            --------------------------------------------------------------------------------
Allowance                            General            620                 563                 563
                     Overseas        Special              -                   -                   -
                                     Subtotal           620                 563                 563
-----------------------------------------------------------------------------------------------------
                     Total                           15,076              16,589              17,551
-----------------------------------------------------------------------------------------------------
Provision for Guarantee                                 393                 540                   -
-----------------------------------------------------------------------------------------------------
Provision for Write-Offs                                187                 384                   -
-----------------------------------------------------------------------------------------------------
Write-Offs for the Period                             4,690              17,812              11,007
-----------------------------------------------------------------------------------------------------

3)     Good Morning Shinhan Securities

       1st Quarter of 6th FY:  2004.4.1. ~ 2004.6.30
       5th FY : 2003.4.1 ~ 2003.3.31
       4th FY : 2002.4.1 ~ 2003.3.31

[Status of Increase/Decrease in Non-performing Loans ]

                                                                                     (Unit: KRW 100 Million, %)
----------------------------------------------------------------------------------------------------------------
 1ST QUARTER OF 6TH FY              5TH FY                     4TH FY                 INCREASE/DECREASE
----------------------------------------------------------------------------------------------------------------
Non-performing        Ratio   Non-performing     Ratio     Non-performing    Ratio    Non-performing
loan balance                  loan balance                 Loan balance               Loan balance
----------------------------------------------------------------------------------------------------------------
               392    15.85              382     13.48                 410     19                    -3982
----------------------------------------------------------------------------------------------------------------

* Non-performing loan is selected among substandard loans pursuant to the asset soundness classification criteria and the present value discount account shall be calculated after including in the estimated loss.

[Loan Loss Allowance]

                                                                            (Unit: KRW 100 Million)
---------------------------------------------------------------------------------------------------
           CLASSIFICATION                        1ST QUARTER OF 6TH FY   5TH FY             4TH FY
---------------------------------------------------------------------------------------------------
              Domestic       General                     329               309                370
                             Special                       -                 -                  -
                             Subtotal                    329               309                370
Loan Loss      ------------------------------------------------------------------------------------
Allowance      Overseas      General                       -                 -                  -
                             Special                       -                 -                  -
                             Subtotal                      -                 -                  -
---------------------------------------------------------------------------------------------------
               Total                                     329               309                370
---------------------------------------------------------------------------------------------------
Write-Offs for the Period                                211                 -                 75
---------------------------------------------------------------------------------------------------

4)     Shinhan Card

       3rd FY (Semi-Annual) :  2004.1.1~2004.6.30
       2nd FY : 2003.1.1 ~ 2003.12.31
       1st FY:2002.9.1 ~ 2002.12.31

[Status of Increase/Decrease in Non-performing Loans]


                                                                            (Unit: KRW 100 Million, %)
-----------------------------------------------------------------------------------------------------
    3RD FY (SEMI-ANNUAL)             2ND FY                   1ST FY              INCREASE/DECREASE
-----------------------------------------------------------------------------------------------------
Non-performing    Ratio     Non-performing   Ratio    Non-performing    Ratio     Non-performing
loan balance                loan balance              loan balance                loan balance
-----------------------------------------------------------------------------------------------------
       553         5.40              747     6.34               714     2.82                   -194
-----------------------------------------------------------------------------------------------------

* Ratio shall be the ratio of non-performing loans relative to those assets for which provision is to be established.

[Loan Loss Allowance]


                                                                               (Unit: KRW 100 Million)
-------------------------------------------------------------------------------------------------------
             CLASSIFICATION                            3RD FY            2ND FY             1ST FY
                                                   (SEMI-ANNUAL)
-------------------------------------------------------------------------------------------------------
               Domestic      General                     696               946                961
                             Special                       -                 -                  -
                             Subtotal                    696               946                961
Loan Loss      ----------------------------------------------------------------------------------------
Allowance      Overseas      General                       -                 -                  -
                             Special                       -                 -                  -
                             Subtotal                      -                 -                  -
-------------------------------------------------------------------------------------------------------
               Total                                     696               946                961
-------------------------------------------------------------------------------------------------------
Write-Offs for the Period                              1,291             2,770                544
-------------------------------------------------------------------------------------------------------

5)     Shinhan Capital

       14th FY (Semi-Annual):  2004.1.1~2004.6.30
       13th FY: 2003.1.1 ~ 2003.12.31
       12th FY: 2002.4.1 ~ 2002.12.31

[Status of Increase/Decrease in Non-performing Loans]


                                                                                              (Unit: KRW 100 Million, %)
------------------------------------------------------------------------------------------------------------------------
       14TH FY (SEMI-ANNUAL)                  13TH FY                     12TH FY                INCREASE/DECREASE
------------------------------------------------------------------------------------------------------------------------
Non-performing loan      Ratio       Non-performing loan   Ratio    Non-performing loan    Ratio    Non-performing loan
balance                              balance                        balance                         balance
------------------------------------------------------------------------------------------------------------------------
               298        2.49                     281     2.74                    436     5.0                        17
------------------------------------------------------------------------------------------------------------------------

* Non-performing loans: Substandard loan under the asset soundness classification criteria

[Loan Loss Allowance]


                                                                           (Unit: KRW 100 Million)
---------------------------------------------------------------------------------------------------
            CLASSIFICATION                         14TH FY             13TH FY            12TH FY
                                                 (SEMI-ANNUAL)
---------------------------------------------------------------------------------------------------
              Domestic      General                    218                179                266
                            Special                     -                  -                  -
                            Subtotal                   218                179                266
Loan Loss     -------------------------------------------------------------------------------------
Allowance     Overseas      General                     -                  -                  -
                            Special                     -                  -                  -
                            Subtotal                    -                  -                  -
---------------------------------------------------------------------------------------------------
              Total                                    218                179                266
---------------------------------------------------------------------------------------------------
Write-Offs for the Period                                9                160                789
---------------------------------------------------------------------------------------------------

* Loan Loss Allowance includes the provision for disposition of lease assets and the loan loss allowance.

6)     Shinhan BNP Paribas ITMC

       1st Quarter of 9th FY:  2004.4.1 ~ 2004.6.30
       8th FY: 2003.4.1 ~ 2003.3.31
       7th FY: 2002.4.1 ~ 2003.3.31

[Status of Increase/Decrease in Non-performing Loans]
N/A

[Loan Loss Allowance]
N/A

7)     Jeju Bank

       45th FY (Semi-Annual): 2004.1.1 ~ 2004.6.30
       44th FY: 2003.1.1 ~ 2003.12.31
       43rd FY: 2002.1.1 ~ 2002.12.31

[Status of Increase/Decrease in Non-performing Loans]


                                                                                         (Unit: KRW 100 Million, %)
---------------------------------------------------------------------------------------------------------------------
     45TH FY (SEMI-ANNUAL)                 44TH FY                    43RD FY                INCREASE/DECREASE
---------------------------------------------------------------------------------------------------------------------
Non-performing loan        Ratio  Non-performing      Ratio    Non-performing      Ratio     Non-performing Loan
balance                           loan balance                 loan balance                  balance
---------------------------------------------------------------------------------------------------------------------
                568        4.41                 298   2.27                 238     1.86                      270
---------------------------------------------------------------------------------------------------------------------

[Loan Loss Allowance]


                                                                           (Unit: KRW 100 Million)
--------------------------------------------------------------------------------------------------
             CLASSIFICATION                         45TH FY            44TH FY           43RD FY
                                                  (SEMI-ANNUAL)
--------------------------------------------------------------------------------------------------
               Domestic       General                   429               345                273
                              Special                     -                 -                  -
                              Subtotal                  429               345                273
Loan Loss      -----------------------------------------------------------------------------------
Allowance      Overseas       General                     -                 -                  -
                              Special                     -                 -                  -
                              Subtotal                    -                 -                  -
--------------------------------------------------------------------------------------------------
               Total                                    429               345                273
--------------------------------------------------------------------------------------------------
Write-Offs for the Period                               106               179                240
--------------------------------------------------------------------------------------------------

8)     SH&C LIFE INSURANCE

       1st Quarter of 3rd FY:  2004.4.1~2004.6.30
       2nd FY: 2003.4.1 ~ 2003.3.31
       1st FY: 2002.10.1 ~ 2003.3.31

[Status of Increase/Decrease in Non-performing Loans]
N/A

[Loan Loss Allowance]
N/A

III.   FINANCIAL MATTERS


1.     SUMMARY OF FINANCIAL INFORMATION

                                                                                     (Unit: 100 Million Won)
                                           4TH FY             3RD FY              2ND FY               1ST FY
     CLASSIFICATION                     (SEMI-ANNUAL)        (ANNUAL)            (ANNUAL)             (ANNUAL)
---------------------------------------------------------------------------------------------------------------------
  [Assets]
---------------------------------------------------------------------------------------------------------------------
  -Cash and due from banks                      80                  54                 106                   7
---------------------------------------------------------------------------------------------------------------------
  -Investment securities under
  the equity method                         69,625              63,085              39,908              38,016
---------------------------------------------------------------------------------------------------------------------
  -Available-for- sale securities                                                       10
---------------------------------------------------------------------------------------------------------------------
  -Loans                                    20,437              19,352               7,653               1,457
---------------------------------------------------------------------------------------------------------------------
  -Fixed assets                                 19                  20                  18                  15
---------------------------------------------------------------------------------------------------------------------
  -Other assets                                307                 433                 155                  65
---------------------------------------------------------------------------------------------------------------------
  Total assets                              90,468              82,944              47,850              39,560
---------------------------------------------------------------------------------------------------------------------
  [Liabilities]
---------------------------------------------------------------------------------------------------------------------
  -Borrowings                                2,742               1,659                 360                 200
---------------------------------------------------------------------------------------------------------------------
  -Debentures                               20,802              19,805               7,320               1,470
---------------------------------------------------------------------------------------------------------------------
  -Other liabilities                           266                 305                  68               1,521
---------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                         23,810              21,769               7,748               3,191
---------------------------------------------------------------------------------------------------------------------
  [Stockholders' equity]                    20,319              19,585              14,618              14,617
---------------------------------------------------------------------------------------------------------------------
  [Capital surplus]                         35,379              33,164              19,766              19,766
---------------------------------------------------------------------------------------------------------------------
  -Paid-In Capital in Excess of
  Par Value                                 35,379              33,164              19,766              19,766
---------------------------------------------------------------------------------------------------------------------
  [Retained earnings]                       10,411               8,664               6,725                 691
---------------------------------------------------------------------------------------------------------------------
  [Capital adjustments]                        549                -238              -1,007               1,295
---------------------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                66,658              61,175              40,102              36,369
---------------------------------------------------------------------------------------------------------------------
  Operating revenue                          5,502               4,864               6,434               2,265
---------------------------------------------------------------------------------------------------------------------
  Operating expense                            812               1,215                 412                  57
---------------------------------------------------------------------------------------------------------------------
  Operating income                           4,690               3,649               6,022               2,208
---------------------------------------------------------------------------------------------------------------------
  Ordinary income                            4,695               3,622               6,039               2,208
---------------------------------------------------------------------------------------------------------------------
  Net income for the year                    4,695               3,622               6,039               2,208
---------------------------------------------------------------------------------------------------------------------

[- means (-)]

2. BASIS OF FINANCIAL STATEMENTS PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.     Basis of financial statements presentation

       The Company prepared the financial statements in accordance with the generally accepted accounting principles in the Republic of Korea ("Korean GAAP") and the accounting rules applicable to financial holding companies of Korea, and the significant accounting policies are summarized below.

       (1)   Allowance for loan losses

             Allowance for loan losses is provided to cover estimated losses on loan receivables, such as loans and privately-placed bonds, based on past experience of collection and analysis of the collectibility of individual outstanding loans.

       (2)   Investments in securities

             Securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date.

             Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.


            Marketable securities are initially stated at cost plus incidental expenses with the individual moving average method. Held-to-maturity securities are stated at amortized cost, and trading securities and available-for-sale securities are carried at fair value. Of available-for-sale securities, investments in equity that do not have readily determinable fair values are stated at cost. Unrealized holding gains and losses on valuation of trading securities are included in earnings, and unrealized holding gains and losses on valuation of available-for-sale securities are included in capital adjustments. Accumulated capital adjustment of securities is charged to current operations in lump-sum at the time of disposal or impairment recognition.


             Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea.

       (3)   Investment securities under the equity method

             Equity securities in companies over which the Company has significant management control are stated at an amount as determined using the equity method.

             Under the equity method, the Company's initial investment is recorded at cost plus incidental expenses with the individual moving average method, and the resulting figure is deemed the balance sheet value. If any difference between the book value and the balance sheet value of investments in securities under the equity method is (i) due to the investor's share in net income or net loss of investee, such amount is reflected as current operations of the investor under the account title of valuation gain using the equity method; (ii) due to the changes in the retained earnings of the investee, such amount is reflected as the retained earnings of the investor; or (iii) due to changes in the capital surplus or other capital adjustments of the investee, such amount is reflected as changes in capital adjustments of the investor under the account title of valuation gains on investment securities accounted for by the equity method.

             For the equity method, the Company applies the same criteria for allowances for loan losses with respect to loan receivables from its affiliated companies to the extent that the degree of risk involved and the borrower of the loan receivables are identical. Accordingly, additional allowances provided for the year ended December 31, 2003 for Chohung and Jeju Bank amount to KRW32,390 million and KRW1,143 million, respectively, by the equity method.

             Of investment elimination difference arising from valuation gain using the equity method, the difference stemming from the book value and fair value is amortized or reversed in accordance with the accounting method of the investee. Any excess is generally recorded as goodwill (negative goodwill). Goodwill (negative goodwill) is amortized over a reasonable period, generally less than 20 years. Provided, that if the investee using the equity method is a subsidiary, the difference stemming from the acquisition value arising from additional acquisition of subsidiary's securities and the additional securities acquisition portion out of subsidiary's net assets is recorded as valuation gain (loss) on investment securities accounted for by the equity method.

       (4)   Tangible assets

             Tangible assets are initially stated at cost plus incidental expenses. Depreciation is computed over 5 years using the declining-balance method (straight-line method for leasehold improvements) based on the estimated useful lives of the assets. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets, and routine maintenance and repairs are expensed as incurred.

       (5)   Intangible assets

             Intangible assets are stated at cost plus incidental expenses, less amortization computed using the straight-line method over 5 years.

       (6)   Income taxes

             Income tax on the earnings or loss for the year comprises current and deferred tax. The difference between the amount currently payable for the period and the income tax expense is accounted for as deferred income tax assets or liabilities and offset against income tax assets and liabilities in future periods. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Changes in net tax effects resulting from changes in tax rates are recognized in earnings for the year in which the relevant tax rates are enacted.

       (7)   Discounts on debentures

             Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures (the value of debentures less the debenture issuance fees and other direct costs associated with the issuance of debentures) are reflected in the accompanying balance sheets as a deduction from the face value of debentures, and are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

       (8)   Retirement and severance benefits

             Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

       (9)   Translation of foreign currency denominated assets and liabilities

             Non-monetary assets and liabilities denominated in foreign currencies are translated into Korean Won based on the prevailing exchange rate effective on the acquisition or assumption date of such assets or liabilities. On the other hand, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at KRW1,152.50 and KRW1,197.80 to US$1, the base exchange rate announced by Seoul Money Brokerage Services Limited on the balance sheet date. The resulting gains (losses) are recognized in current operations.

       (10)  Stock options

             The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment (stock option) over the period in which the options vest. When the Company issues new shares upon employees' exercise of stock options, difference between the sum of the stock options and the exercise price thereof and the face value of new shares is accounted for as subscription premium paid for the shares. On the other hand, when the Company delivers treasury shares, difference between the sum of the stock options and the exercise price thereof and the book value of treasury stocks is accounted for as loss on disposition of treasury stocks. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability (long-term outstanding expenses) over the period in which the options vest.

             In case officers and employees fail to perform their obligations due to death, retirement or resignation during the period in which the options vest, the stock options granted to such officers and employees become null and void. In such a case, the relevant amounts are reduced from capital adjustments (stock options) or long-term outstanding expenses recorded in the balance sheet in respect of stock options, and the corresponding amounts are deducted from compensation expenses. In case stock options of stock grant type are not exercised after the period in which the options vest and become null and void, the relevant amounts are reduced from capital adjustments, and the corresponding amounts are transferred to other capital surplus.

       (11)  Contingent liabilities

             Contingent losses are generally recognized as a liability when probable and reasonably estimable as of the balance sheet date.

       (12)  Use of estimates

             The preparation of financial statements in accordance with the Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements in respect of the amounts of assets and liabilities, disclosure of contingent liabilities, estimates of revenues and expenses. The foregoing applies to the valuation of the book value of tangible assets, accounts receivable, inventories, deferred income tax assets or liabilities, and derivatives. Actual results could differ from those estimates.

       (13)  Adoption of new accounting standard

       The Company adopted Statements of Korea Accounting Standards ("SKAS") Nos. 10, 12 and 13, effective from the first fiscal year beginning after December 31, 2003, and early adopted SKAS No. 15, effective from the first fiscal year beginning after December 31, 2004, to prepare this semi-annual financial statements. The annual and semi-annual financial statements for the prior FY, marked comparatively with this semi-annual financial statement due to the application of SKAS No. 15, was reclassified pursuant to the accounting titles of this semi-annual financial statement.


B.     Violation of the GAAP, etc.

       (1)   Violation that may require the financial statements to be adjusted

             N/A

       (2)   Violation irrelevant to the adjustment of the financial statements

             N/A

C.     Other matters to be noted

       N/A

3.     Financial Statements

A.     Balance Sheet

                                  Balance Sheet

             The 4th Fiscal Year (Semi-annual) (As of June 30, 2004)

                  The 3rd Fiscal Year (As of December 31, 2003)
                  The 2nd Fiscal Year (As of December 31, 2002)

                                                                                                           Unit: Million Won)
-----------------------------------------------------------------------------------------------------------------------------
    DESCRIPTION                                                       4TH FY                3RD FY                 2ND FY
                                                                   (SEMI-ANNUAL)
-----------------------------------------------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------------------------------------------
I. Cash & Due from Banks                                                7,983                  5,353                 10,613
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    DESCRIPTION                                                       4TH FY                3RD FY                 2ND FY
                                                                   (SEMI-ANNUAL)
-----------------------------------------------------------------------------------------------------------------------------
1. Due from Banks                                                       7,983                  5,353                 10,613
-----------------------------------------------------------------------------------------------------------------------------
II. Securities                                                      6,962,491              6,308,538              3,991,864
-----------------------------------------------------------------------------------------------------------------------------
(1) Equity Securities Accounted for by the Equity                   6,962,491              6,308,538              3,990,775
Method
-----------------------------------------------------------------------------------------------------------------------------
1. Stocks                                                                                  6,308,538              3,990,775
-----------------------------------------------------------------------------------------------------------------------------
(2) Available-for-Sale Securities                                                                                     1,089
-----------------------------------------------------------------------------------------------------------------------------
1. Bonds                                                                                                              1,089
-----------------------------------------------------------------------------------------------------------------------------
III. Loans                                                          2,043,702              1,935,180                765,281
-----------------------------------------------------------------------------------------------------------------------------
(Allowance for Possible Loan Losses)                                  -10,270                 -9,725                 -3,846
-----------------------------------------------------------------------------------------------------------------------------
1. Loans in Won                                                     1,747,200              1,637,200                497,200
-----------------------------------------------------------------------------------------------------------------------------
2. Loans in Foreign Currency                                          103,632                107,705                 71,927
-----------------------------------------------------------------------------------------------------------------------------
3. Privately Placed Bonds                                             203,140                200,000                200,000
-----------------------------------------------------------------------------------------------------------------------------
IV. Fixed Assets                                                        1,891                  2,020                  1,754
-----------------------------------------------------------------------------------------------------------------------------
(1) Premises and Equipment                                              1,517                  1,606                  1,212
-----------------------------------------------------------------------------------------------------------------------------
1. Vehicles                                                               405                    391                    242
-----------------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                                                 -226                   -177                   -129
-----------------------------------------------------------------------------------------------------------------------------
2. Equipments                                                           1,126                    993                    344
-----------------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                                                 -669                   -549                   -161
-----------------------------------------------------------------------------------------------------------------------------
3. Other                                                                1,479                  1,404                  1,283
-----------------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                                                 -598                   -456                   -367
-----------------------------------------------------------------------------------------------------------------------------
(2) Intangible Assets                                                     374                    414                    542
-----------------------------------------------------------------------------------------------------------------------------
1. Organization Costs                                                                                                    20
-----------------------------------------------------------------------------------------------------------------------------
2. Other                                                                  374                    414                    522
-----------------------------------------------------------------------------------------------------------------------------
V. Other Assets                                                        30,720                 43,339                 15,467
-----------------------------------------------------------------------------------------------------------------------------
1. Guarantee Deposits                                                   7,840                  7,840                  7,069
-----------------------------------------------------------------------------------------------------------------------------
2. Accounts Receivables                                                 7,317                  7,612                  2,361
-----------------------------------------------------------------------------------------------------------------------------
3. Accrued Income                                                      11,234                 11,334                  4,332
-----------------------------------------------------------------------------------------------------------------------------
4. Advance Payments                                                        10                     10                      -
-----------------------------------------------------------------------------------------------------------------------------
5. Prepaid Expenses                                                     1,506                  1,667                     48
-----------------------------------------------------------------------------------------------------------------------------
6. Prepaid Income Tax                                                   1,008                 13,867                    982
-----------------------------------------------------------------------------------------------------------------------------
7. Sundry Assets                                                        1,805                  1,009                    675
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                                        9,046,787              8,294,430              4,784,979
-----------------------------------------------------------------------------------------------------------------------------
Liabilities
-----------------------------------------------------------------------------------------------------------------------------
1. Borrowings                                                         274,150                165,868                 36,012
-----------------------------------------------------------------------------------------------------------------------------
1. Borrowings in Won                                                  205,000                 94,000                      -
-----------------------------------------------------------------------------------------------------------------------------
2. Borrowings in Foreign Currency                                      69,150                 71,868                 36,012
-----------------------------------------------------------------------------------------------------------------------------
II. Debentures                                                      2,080,227              1,980,543                732,030
-----------------------------------------------------------------------------------------------------------------------------
1. Debentures in Won                                                2,050,000              1,950,000                700,000
-----------------------------------------------------------------------------------------------------------------------------
Discounts                                                              -4,306                 -5,331                 -3,887
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    DESCRIPTION                                                       4TH FY                3RD FY                 2ND FY
                                                                   (SEMI-ANNUAL)
-----------------------------------------------------------------------------------------------------------------------------
2. Debentures in Foreign Currency                                      34,575                 35,934                 36,012
-----------------------------------------------------------------------------------------------------------------------------
Discounts                                                                 -42                    -60                    -95
-----------------------------------------------------------------------------------------------------------------------------
III. Other Liabilities                                                 26,601                 30,464                  6,717
-----------------------------------------------------------------------------------------------------------------------------
1. Taxes Withheld                                                         230                  1,176                    523
-----------------------------------------------------------------------------------------------------------------------------
2. Dividends Payable                                                    1,296                    928                    453
-----------------------------------------------------------------------------------------------------------------------------
3. Accounts Payable                                                    14,097                 14,492                  1,541
-----------------------------------------------------------------------------------------------------------------------------
4. Accrued expenses                                                    10,782                 12,189                  3,962
-----------------------------------------------------------------------------------------------------------------------------
5. Unearned income                                                         94                  1,679                      -
-----------------------------------------------------------------------------------------------------------------------------
6. Accrued Severance Benefits                                             546                    530                    570
-----------------------------------------------------------------------------------------------------------------------------
Deposits with Insurance Company for Severance Benefits                   -444                   -530                   -332
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                   2,380,978              2,176,875                774,759
-----------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------------
I. Capital Stock                                                    2,031,942              1,958,530              1,461,806
-----------------------------------------------------------------------------------------------------------------------------
1.Common Stock                                                      1,545,419              1,472,007              1,461,806
-----------------------------------------------------------------------------------------------------------------------------
2.Preferred Stock                                                     486,523                486,523                      -
-----------------------------------------------------------------------------------------------------------------------------
II. Capital Surplus                                                 3,537,940              3,316,380              1,976,625
-----------------------------------------------------------------------------------------------------------------------------
1.Paid-In Capital in Excess of Par Value                            3,537,940              3,316,380              1,976,625
-----------------------------------------------------------------------------------------------------------------------------
III. Retained Earnings                                              1,041,145                866,398                672,530
-----------------------------------------------------------------------------------------------------------------------------
1. Legal Reserve                                                      118,692                 82,469                 22,076
-----------------------------------------------------------------------------------------------------------------------------
2.Retained Earnings Before Appropriations                             922,453                783,929                650,454
-----------------------------------------------------------------------------------------------------------------------------
(Net Income for the Year:
-----------------------------------------------------------------------------------------------------------------------------
For 3rd FY: KRW 362,227 million)
-----------------------------------------------------------------------------------------------------------------------------
For 2nd FY: KRW 603,931 million)
-----------------------------------------------------------------------------------------------------------------------------
IV. Capital Adjustments                                                54,782                -23,753               -100,741
-----------------------------------------------------------------------------------------------------------------------------
1. Change in Capital by the Equity Method                             215,232                181,583                  9,254
-----------------------------------------------------------------------------------------------------------------------------
2. Change in Capital by the Negative Equity Method                   -165,123               -214,962               -112,999
-----------------------------------------------------------------------------------------------------------------------------
3. Valuation Loss on Available-for Sale Securities
-----------------------------------------------------------------------------------------------------------------------------
4. Stock Option                                                         4,673                  9,626                  3,004
-----------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                          6,665,809              6,117,555              4,010,220
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                          9,046,787              8,294,430              4,784,979
-----------------------------------------------------------------------------------------------------------------------------

       As a result of application of SKAS No. 15 from this fiscal year, changes in capital by the equity method were recorded as the total amount respectively; therefore, the prior fiscal year's financial statements were also reclassified. This reclassification does not result in any material change to the total capital.

B.     Income Statement

                                Income Statement

       The 4th Fiscal Year (Semi-annual) (January 1, 2004 ~ June 30, 2004)
       The 3rd Fiscal Year (Semi-annual) (January 1, 2003 ~ June 30, 2003)
            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
           The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)

                                                                                               (Unit: Million won)
-------------------------------------------------------------------------------------------------------------------
                                            4TH FY                   3RD FY
   DESCRIPTION                           (SEMI-ANNUAL)            (SEMI-ANNUAL)            3RD FY           2ND FY
                                      (SECOND HALF YEAR)        (FIRST HALF YEAR)         (ANNUAL)         (ANNUAL)
-------------------------------------------------------------------------------------------------------------------
1. Operating Revenues               362,503      550,199       78,081      225,150         617,147         645,367
-------------------------------------------------------------------------------------------------------------------
(1) Valuation Gain using the        332,749      491,697       51,058      182,870         519,360         620,697
Equity Method of Accounting
-------------------------------------------------------------------------------------------------------------------
(2) Interest Income                  29,569       58,502       27,023       42,280          97,787          24,670
-------------------------------------------------------------------------------------------------------------------
1. Interest on Due from Banks           423          507          231          321             631           1,861
-------------------------------------------------------------------------------------------------------------------
2. Interest on Loans                 25,787       51,280       23,462       35,277          83,720          15,931
-------------------------------------------------------------------------------------------------------------------
3. Interest on Privately Placed       3,359        6,715        3,330        6,682          13,436           6,878
Bonds
-------------------------------------------------------------------------------------------------------------------
(3) Other Operating Income              185
-------------------------------------------------------------------------------------------------------------------
1. Reversal of Allowance for Bad        185
Debt
-------------------------------------------------------------------------------------------------------------------
II. Operating Expenses               38,757       81,195       33,248      121,742         252,199          43,147
-------------------------------------------------------------------------------------------------------------------
(1) Valuation Loss using the            629        4,049        2,007       69,097         130,719           2,007
Equity Method of Accounting
-------------------------------------------------------------------------------------------------------------------
(2) Interest Expenses                31,305       61,671       25,349       39,635          92,616          21,632
-------------------------------------------------------------------------------------------------------------------
1. Interest on Borrowings             2,919        5,461        6,290        6,861          11,020           1,152
-------------------------------------------------------------------------------------------------------------------
2. Interest on Debentures            28,231       55,901       19,051       32,758          81,362          20,452
-------------------------------------------------------------------------------------------------------------------
3. Other                                155          309            8           16             234              28
-------------------------------------------------------------------------------------------------------------------
(3) Commission Expenses                  19           71           27           29           4,962              69
-------------------------------------------------------------------------------------------------------------------
(4) Selling and Administrative        6,804       15,404        5,865       12,981          23,902          19,440
Expenses
-------------------------------------------------------------------------------------------------------------------
1. Salaries                             673        4,461        2,343        3,974           9,821           7,008
-------------------------------------------------------------------------------------------------------------------
2. Retirement Allowance                  53          106                                       140             594
-------------------------------------------------------------------------------------------------------------------
3. Employee Benefits                    222          448          101          268             601             370
-------------------------------------------------------------------------------------------------------------------
4. Rent                                 147          254           24           40             142              46
-------------------------------------------------------------------------------------------------------------------
5. Entertainment                        138          299           47          312           1,455           1,903
-------------------------------------------------------------------------------------------------------------------
6. Depreciation                         160          310          126          232             568             489
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                            4TH FY                   3RD FY
   DESCRIPTION                           (SEMI-ANNUAL)            (SEMI-ANNUAL)            3RD FY           2ND FY
                                      (SECOND HALF YEAR)        (FIRST HALF YEAR)         (ANNUAL)         (ANNUAL)
-------------------------------------------------------------------------------------------------------------------
7. Amortization on Intangible            28           55           27           54             109              24
Asset
-------------------------------------------------------------------------------------------------------------------
8. Bad Debt                                          545        2,032        6,148           5,879           2,374
-------------------------------------------------------------------------------------------------------------------
9. Taxes and Dues                        24           92           13           66             361             125
-------------------------------------------------------------------------------------------------------------------
10. Advertising                           1            8            3            4              22              72
-------------------------------------------------------------------------------------------------------------------
11. Commissions                       2,407        5,368          389          938           1,374           5,748
-------------------------------------------------------------------------------------------------------------------
12. Other                             2,951        3,458          760          945           3,430             687
-------------------------------------------------------------------------------------------------------------------
III. Operating Income               323,746      469,004       44,833      103,408         364,948         602,219
-------------------------------------------------------------------------------------------------------------------
IV. Non-Operating Income                205        4,543        5,038          626             424           5,380
-------------------------------------------------------------------------------------------------------------------
1. Gain on Foreign Currency              99        4,077        2,712          440             231           3,645
Translation
-------------------------------------------------------------------------------------------------------------------
2. Gain on Foreign Currency                                         1            1               3               -
Transaction
-------------------------------------------------------------------------------------------------------------------
3. Gain on Disposition of                                                                                    1,731
Equity Securities
-------------------------------------------------------------------------------------------------------------------
4. Miscellaneous                        106          466        2,325          185             190               4
-------------------------------------------------------------------------------------------------------------------
IV. Non-Operating Expenses              109        4,089        3,882        1,611           3,145           3,668
-------------------------------------------------------------------------------------------------------------------
1. Loss on Foreign Currency               1            2                                         2               1
Transaction
-------------------------------------------------------------------------------------------------------------------
2. Loss on Foreign Currency              99        4,075        2,713          438             231           3,645
Translation
-------------------------------------------------------------------------------------------------------------------
3. Loss on Disposition of Equity                                  166          166             166               -
Securities
-------------------------------------------------------------------------------------------------------------------
4. Loss on Disposition of                                                                    1,725
Available-for-Sale Securities
-------------------------------------------------------------------------------------------------------------------
5. Contribution                           9           12           16           19              34              22
-------------------------------------------------------------------------------------------------------------------
6. Miscellaneous                                                  987          988             987               -
-------------------------------------------------------------------------------------------------------------------
IV. Ordinary Income                 323,842      469,458       45,989      102,423         362,227         603,931
-------------------------------------------------------------------------------------------------------------------
VII. Extraordinary Gain or Loss                                     -            -                               -
-------------------------------------------------------------------------------------------------------------------
VIII. Income Before Income Tax      323,842      469,458       45,989      102,423         362,227         603,931
Expense
-------------------------------------------------------------------------------------------------------------------
IX. Income Tax Expense                                             -            -                               -
-------------------------------------------------------------------------------------------------------------------
X. Net Income for the Period        323,842      469,458       45,989      102,423         362,227         603,931
-------------------------------------------------------------------------------------------------------------------
(Earning per Share and Ordinary
Income Diluted Earning per
Share and Ordinary Income)
-------------------------------------------------------------------------------------------------------------------

                                                                                                    (Unit: Won)
---------------------------------------------------------------------------------------------------------------
                                                      EARNING PER SHARE AND       DILUTED EARNING PER SHARE AND
                                                         ORDINARY INCOME                 ORDINARY INCOME
---------------------------------------------------------------------------------------------------------------
4th FY (Semi-annual) (3 months)                                   998                             878
---------------------------------------------------------------------------------------------------------------
4th FY (Semi-annual) (Accumulation)                             1,397                           1,236
---------------------------------------------------------------------------------------------------------------
3rd FY (Semi-annual) (3 months)                                   157                             157
---------------------------------------------------------------------------------------------------------------
3rd FY (Semi-annual) (Accumulation)                               350                             350
---------------------------------------------------------------------------------------------------------------
3rd FY (Annual)                                                   831                             831
---------------------------------------------------------------------------------------------------------------
2nd FY (Annual)                                                 1,483                           1,483
---------------------------------------------------------------------------------------------------------------

As a result of application of SKAS No. 15, accounts related to the equity method were recorded as the total amount, respectively, and the previous financial statements were also reclassified. This reclassification does not result in any material change to the operating income and the net income for the period.

C. Statement Of Appropriation Of Retained Earnings Or Statement Of Disposition Of Deficit

                 Statement Of Appropriation Of Retained Earnings

            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003) The 2nd Fiscal Year (January 1, 2003 ~ December 31, 2002) The 1st Fiscal Year (September 1, 2001 ~ December 31, 2001)

                                                                                            (Unit: Million Won)
---------------------------------------------------------------------------------------------------------------
                  DESCRIPTION                                 3RD FY               2ND FY               1ST FY
                                                              AMOUNT               AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------------------
1. Retained Earnings Before                                   783,928              650,454              219,922
Appropriation
---------------------------------------------------------------------------------------------------------------
1. Unappropriated Retained Earnings carried                   432,569               47,033                    0
over from prior years
---------------------------------------------------------------------------------------------------------------
2. Change in Retained Earnings of Subsidiaries                -10,848                 -510                 -841
---------------------------------------------------------------------------------------------------------------
3. Cumulative Effect of Change in Accounting                      -20
Policy
---------------------------------------------------------------------------------------------------------------
4. Net Income for the Period                                  362,227              603,931              220,763
---------------------------------------------------------------------------------------------------------------
II. Appropriation of Retained Earnings                        278,337              217,885              172,888
---------------------------------------------------------------------------------------------------------------
1. Legal Reserve                                               36,223               60,393               22,076
---------------------------------------------------------------------------------------------------------------
2. Dividends                                                  242,114              157,492              150,812
---------------------------------------------------------------------------------------------------------------
a. Cash Dividends on Common Stock                             158,717              157,492              150,812
---------------------------------------------------------------------------------------------------------------
b. Cash Dividends on Preferred Stock                           83,397
---------------------------------------------------------------------------------------------------------------
III. Unappropriated Retained Earnings carried                 505,591              432,569               47,034
over to Subsequent Year
---------------------------------------------------------------------------------------------------------------

D.     Cash Flow Statements

                              Cash Flow Statements

       The 4th Fiscal Year (Semi-annual) (January 1, 2004 ~ June 30, 2004)
       The 3rd Fiscal Year (Semi-annual) (January 1, 2003 ~ June 30, 2003)
            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
           The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)

                                                                                                          (Unit: Million Won)
------------------------------------------------------------------------------------------------------------------------------
                                                4TH FY                          3RD FY                  3RD FY         2ND FY
        DESCRIPTION                          (SEMI-ANNUAL)                   (SEMI-ANNUAL)              (ANNUAL)      (ANNUAL)
                                       ---------------------------------------------------------
                                       3 MONTHS    ACCUMULATION         3 MONTHS   ACCUMULATION
------------------------------------------------------------------------------------------------------------------------------
I.  Cashflows From Operating             -4,481        -11,481           -5,319          -8,955         -12,347        -11,392
Activities
------------------------------------------------------------------------------------------------------------------------------
1. Net Income for the                   323,842        469,458           45,988         102,423         362,227        603,931
Semi-annual Period
------------------------------------------------------------------------------------------------------------------------------
2. Addition of expense not                1,767         10,710           45,210          77,789          12,691          8,944
involving cash outflows
------------------------------------------------------------------------------------------------------------------------------
a. Valuation Loss using the                 629          4,049           39,229          69,097
Equity Method
------------------------------------------------------------------------------------------------------------------------------
b. Interest Expenses                        798          1,570              602           1,084           2,492          1,175
------------------------------------------------------------------------------------------------------------------------------
c. Depreciation                             160            310              126             232             568            489
------------------------------------------------------------------------------------------------------------------------------
d. Amortization on Intangible                28             55               27              54             109             24
Assets
------------------------------------------------------------------------------------------------------------------------------
e. Bad Debt                                   0            545            2,032           6,148           5,879          2,374
------------------------------------------------------------------------------------------------------------------------------
f. Loss on Foreign Currency                  99          4,075            2,711             438             231          3,645
Translation
------------------------------------------------------------------------------------------------------------------------------
g. Loss on Disposition of Equity              0              0              166             166             166
Securities
------------------------------------------------------------------------------------------------------------------------------
h. Loss on Disposition of                     0              0                0               0           1,725
Available-for-Sale Securities
------------------------------------------------------------------------------------------------------------------------------
i. Retirement Allowance                      53            106                0               0             140            594
------------------------------------------------------------------------------------------------------------------------------
j. Stock Option                               0              0              317             570           1,381            643
------------------------------------------------------------------------------------------------------------------------------
3. Deduction Of Revenues Not            334,325        496,711           91,329         183,378         388,872        624,066
Involving Cash Inflows
------------------------------------------------------------------------------------------------------------------------------
a. Valuation Gain using the             332,749        491,697           88,280         182,870         388,641        618,690
Equity Method of Accounting
------------------------------------------------------------------------------------------------------------------------------
b. Gain on Disposition of                     0              0                0               0                          1,731
Investment Securities
------------------------------------------------------------------------------------------------------------------------------
c. Gain on Foreign Currency                  99          4,077            2,712             438             231          3,645
Translation
------------------------------------------------------------------------------------------------------------------------------
d. Reversal of Allowance for Bad            185              0                0               0                              -
Debts
------------------------------------------------------------------------------------------------------------------------------
e. Stock Option                           1,292            937                0               0
------------------------------------------------------------------------------------------------------------------------------
f. Sundry Income                              0              0              337              70
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                4TH FY                          3RD FY                  3RD FY         2ND FY
        DESCRIPTION                          (SEMI-ANNUAL)                   (SEMI-ANNUAL)              (ANNUAL)      (ANNUAL)
                                       -----------------------------------------------------------
                                       3 MONTHS    ACCUMULATION         3 MONTHS   ACCUMULATION
------------------------------------------------------------------------------------------------------------------------------
4. Change in Assets and                   4,235          5,062           -5,188          -5,789           1,607           -201
Liabilities Resulting  from
Operations
------------------------------------------------------------------------------------------------------------------------------
a. Increase in Accounts Receivable       -3,728         -3,720              462               0             -10              -
------------------------------------------------------------------------------------------------------------------------------
b. Increase in Accrued Income              -261            100           -3,163          -5,385          -7,002         -3,596
------------------------------------------------------------------------------------------------------------------------------
c. Increase in Prepaid Expenses             324            162              312          -2,438          -1,619            -32
------------------------------------------------------------------------------------------------------------------------------
d. Increase in Prepaid Income            13,367         12,859           -2,520          -4,867         -12,884           -981
Taxes
------------------------------------------------------------------------------------------------------------------------------
e. Increase in Taxes Withheld            -4,084           -947           -4,276            -288             653            320
------------------------------------------------------------------------------------------------------------------------------
f. Decrease in Accounts Payable              37           -396              776            -691          12,951          1,108
------------------------------------------------------------------------------------------------------------------------------
g. Increase in Accrued Expenses             392         -1,406            3,486           5,484           8,227          3,336
------------------------------------------------------------------------------------------------------------------------------
h. Increase in Unearned Income           -1,812         -1,586             -268           2,406           1,679              -
------------------------------------------------------------------------------------------------------------------------------
i. Payment of Severance Benefits              0            -90                0             -35            -180            -24
------------------------------------------------------------------------------------------------------------------------------
j. Increase in Deposits with                  0             86                3              25            -198           -332
Insurance Company for  Severance
Benefits
------------------------------------------------------------------------------------------------------------------------------
k. Increase in Advance Payments               0              0                0               0             -10              -
------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows From Investing           -56,595         45,385         -413,665      -1,047,900      -2,118,074       -431,929
Activities
------------------------------------------------------------------------------------------------------------------------------
1. Cash Inflows From Investing           43,730        256,536            1,558         187,454         188,456        664,441
Activities
------------------------------------------------------------------------------------------------------------------------------
a. Dividend Income                        3,730        256,536                0         185,896         186,896        640,771
------------------------------------------------------------------------------------------------------------------------------
b. Disposition of Equity                      0              0            1,529           1,529           1,529         23,631
Securities Accounted for Using
the Equity Method
------------------------------------------------------------------------------------------------------------------------------
c. Disposition of                             0              0                0               0               2
Available-for-sale Securities
------------------------------------------------------------------------------------------------------------------------------
d. Decrease in Sundry Assets                  0              0                0               0                             39
------------------------------------------------------------------------------------------------------------------------------
e. Disposition of Vehicles                    0              0               29              29              29              -
------------------------------------------------------------------------------------------------------------------------------
f. Decrease in Loans in Won              40,000              0                0               0                              -
------------------------------------------------------------------------------------------------------------------------------
2. Cash Outflows From Investing         100,325        211,151          415,223       1,235,354       2,306,530      1,096,370
Activities
------------------------------------------------------------------------------------------------------------------------------
a. Increase in Investment                96,979         96,979                0               0       1,128,423        467,962
Securities
------------------------------------------------------------------------------------------------------------------------------
b. Increase in Loans in Won                   0        110,000          410,000       1,230,000       1,140,000        400,000
------------------------------------------------------------------------------------------------------------------------------
c. Increase in Loans in Foreign               0              0                0               0          36,009         75,572
Currency
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                4TH FY                          3RD FY                  3RD FY         2ND FY
        DESCRIPTION                          (SEMI-ANNUAL)                   (SEMI-ANNUAL)              (ANNUAL)      (ANNUAL)
                                       -----------------------------------------------------------
                                       3 MONTHS    ACCUMULATION         3 MONTHS   ACCUMULATION
------------------------------------------------------------------------------------------------------------------------------
d. Increase in Privately Placed           3,140          3,140                0               0                        150,000
Bonds
------------------------------------------------------------------------------------------------------------------------------
e. Increase in Vehicles                      14             14              151             151             220              0
------------------------------------------------------------------------------------------------------------------------------
f. Increase in Equipment                     21            132               72              73             649             59
------------------------------------------------------------------------------------------------------------------------------
g. Increase in Other Premises and            74             75              386             427             122            243
Equipment
------------------------------------------------------------------------------------------------------------------------------
h. Increase in Organization Costs            14             14                0               0                              -
------------------------------------------------------------------------------------------------------------------------------
i. Increase in Other Intangible               0              0                0               0               2            496
Assets
------------------------------------------------------------------------------------------------------------------------------
j. Increase in Guarantee Deposits             0              0              771             771             771          1,738
------------------------------------------------------------------------------------------------------------------------------
k. Increase in Advance Payments               0              0            3,589           3,589                              -
------------------------------------------------------------------------------------------------------------------------------
l. Increase in Sundry Assets                 83            797              254             343             334            300
------------------------------------------------------------------------------------------------------------------------------
III. Cashflows From Financing          -148,023        -31,274          382,184       1,070,346       2,125,161        453,222
Activities
------------------------------------------------------------------------------------------------------------------------------
1. Cash Inflows From Financing           65,000        211,000          510,000       1,230,000       2,307,657        625,669
Activities
------------------------------------------------------------------------------------------------------------------------------
a. Increase in Borrowings in Won         15,000        111,000           30,000         330,000          94,000              -
------------------------------------------------------------------------------------------------------------------------------
b. Increase in Borrowings in                  0              0                0               0          36,009         39,582
Foreign Currency
------------------------------------------------------------------------------------------------------------------------------
c. Increase in Debentures in Won         50,000        100,000          480,000         900,000       1,250,000        550,000
------------------------------------------------------------------------------------------------------------------------------
d. Increase in Debentures in                  0              0                0               0                         36,087
Foreign Currency
------------------------------------------------------------------------------------------------------------------------------
e. Common Stock Issuance                      0              0                0               0          27,648              -
------------------------------------------------------------------------------------------------------------------------------
f. Preferred Stock Issuance                   0              0                0               0         900,000              -
------------------------------------------------------------------------------------------------------------------------------
2. Cash Outflows from Financing         213,023        242,274          127,816         159,654         182,496        172,447
Activities
------------------------------------------------------------------------------------------------------------------------------
a. Disbursement of Debenture                230            528            1,451           2,781           3,871          2,087
Issue Costs
------------------------------------------------------------------------------------------------------------------------------
b. Decrease in Borrowings in Won              0              0                0               0                         20,000
------------------------------------------------------------------------------------------------------------------------------
c. Disbursement of Dividend             212,793        241,746          126,365         156,873         157,017        150,360
Payables
------------------------------------------------------------------------------------------------------------------------------
d. New Stock Issuance Costs                   0              0                0               0          21,608              -
------------------------------------------------------------------------------------------------------------------------------
IV. Increase In Cash ([]+[]+[])        -209,099          2,630          -36,800          13,491          -5,260          9,901
------------------------------------------------------------------------------------------------------------------------------
V. Cash at Beginning of the Year        217,082          5,353           60,904          10,613          10,613            712
------------------------------------------------------------------------------------------------------------------------------
VI Cash at End of the Year                7,983          7,983           24,104          24,104           5,353         10,613
------------------------------------------------------------------------------------------------------------------------------

4.     Consolidated Financial Statement

A.     Summary of Consolidated Financial Information


                                                                                                     (Unit: 100 Million Won)
----------------------------------------------------------------------------------------------------------------------------
         DESCRIPTION                                     3RD FY                       2ND FY               1ST FY
----------------------------------------------------------------------------------------------------------------------------
[Assets]
----------------------------------------------------------------------------------------------------------------------------
- Cash & Due from Banks                                   64,183                       28,171              23,561
----------------------------------------------------------------------------------------------------------------------------
- Marketable Securities                                   48,766                       20,763              21,983
----------------------------------------------------------------------------------------------------------------------------
- Investment Securities                                  231,270                      134,079             129,622
----------------------------------------------------------------------------------------------------------------------------
- Loans                                                  949,212                      452,444             353,714
----------------------------------------------------------------------------------------------------------------------------
- Fixed Assets                                            28,537                       11,004               6,578
----------------------------------------------------------------------------------------------------------------------------
- Other Assets                                            70,126                       21,215              27,838
----------------------------------------------------------------------------------------------------------------------------
Total Assets                                             132,094                      667,676             563,296
----------------------------------------------------------------------------------------------------------------------------
[Liabilities]
----------------------------------------------------------------------------------------------------------------------------
-Deposits                                                875,926                      387,223             343,902
----------------------------------------------------------------------------------------------------------------------------
- Borrowings                                             172,096                      113,518             100,494
----------------------------------------------------------------------------------------------------------------------------
- Debentures                                             177,479                       83,954              37,488
----------------------------------------------------------------------------------------------------------------------------
- Other Liabilities                                      105,517                       43,367              48,778
----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                      1,331,018                      628,062             530,662
----------------------------------------------------------------------------------------------------------------------------
[Capital Stock]                                           19,585                       14,618              14,617
----------------------------------------------------------------------------------------------------------------------------
[Consolidated Capital Surplus]                            32,008                       18,877              19,766
----------------------------------------------------------------------------------------------------------------------------
[Consolidated Retained Earnings]                           8,721                        6,708               2,199
----------------------------------------------------------------------------------------------------------------------------
[Capital Adjustment]                                      -5,194                       -3,798              -3.948
----------------------------------------------------------------------------------------------------------------------------
[Minority Interest]                                        5,956                        3,209                   -
----------------------------------------------------------------------------------------------------------------------------
Total Assets                                              61,076                       39,614              32,634
----------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                        80,721                       59,289              25,599
----------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                        72,863                       49,904              24,398
----------------------------------------------------------------------------------------------------------------------------
Operating Income                                           7,858                        9,385               1,201
----------------------------------------------------------------------------------------------------------------------------
Ordinary Income                                            6,310                        8,523               2,511
----------------------------------------------------------------------------------------------------------------------------
Total Net Income for the Period                            3,770                        5,977               2,208
----------------------------------------------------------------------------------------------------------------------------
Consolidated Net Income for the                            3,630                        6,022               2,208
Period
----------------------------------------------------------------------------------------------------------------------------
                                                      18 (the Company,             13 (the Company,       7 (the Company,
                                                      Subsidiaries 8,              Subsidiaries 7,        Subsidiaries 4,
Number of Subsidiaries                                Sub-subsidiaries 7,          Sub-subsidiaries 3,    Sub-subsidiaries
                                                      Bank Trust 3)                Bank Trust 2)          1, Bank Trust 1)
----------------------------------------------------------------------------------------------------------------------------

Note) As a result of early application of SKAS No. 6, the amount of liabilities in the financial statements of the first fiscal year decreased by KRW 150,812 million and stockholders' equity increased by KRW 150,812 million, both of which were described for reference purposes.

B. Basis of financial statements presentation and summary of significant accounting policies

       The Company and the consolidated subsidiaries (collectively referred to as the "Company") prepared the accompanying consolidated financial statements in accordance with the generally accepted accounting principles in the Republic of Korea ("Korean GAAP"), the consolidated financial statements accounting rules and the business-specific accounting rules, such as the banking business accounting rules, the securities business accounting rules, the securities investment trust business accounting rules, the lease accounting rules and the insurance business accounting rules. The Company adopted Statements of Korea Accounting Standards (SKAS) No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while SKAS No. 6, "Events Occurring after the Balance Sheet Date", has been adopted since the year ended December 31, 2002 with encouraged earlier application. Significant accounting policies adopted by the Company in the preparation for the consolidated financial statements for the current year are consistent with those applied in the year-end consolidated financial statements ended December 31, 2002, except for the application of the aforesaid SKAS.

       (1)   Investments in securities

             Securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date.

             Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

             Marketable securities are initially stated at cost plus incidental expenses with the individual moving average method. Held-to-maturity securities are stated at amortized cost, and trading securities and available-for-sale securities are carried at fair value. Of available-for-sale securities, investments in equity that do not have readily determinable fair values are stated at cost. Unrealized holding gains and losses on valuation of trading securities are included in earnings, and unrealized holding gains and losses on valuation of available-for-sale securities are included in capital adjustments. Accumulated capital adjustment of securities is charged to current operations in lump-sum at the time of disposal or impairment recognition.

             Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

       (2)   Investment securities under the equity method

             Equity securities in companies over which the Company has significant management control are stated at an amount as determined using the equity method.

             Under the equity method of accounting, changes in the investor's initial investment arising from changes in the net asset of the investee is reflected in the investor's investment in securities. Based on the sources of changes, changes in the investor's investments in securities are reflected as valuation gain (loss) using the equity method (current operations of the investor), the retained earnings of the investor, or valuation gains on investment securities accounted for by the equity method (capital adjustments of the investor). However, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero. Of investment elimination difference arising from valuation gain under the equity method, the difference stemming from the book value and fair value is amortized or reversed in accordance with the accounting method of the investee for the relevant asset. Any excess is generally recorded as goodwill (negative goodwill). Goodwill (negative goodwill) is amortized over a reasonable period, generally less than 20 years.

             In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. The investor's share in differences between capital accounts translated at historical rate and assets translated at current rate as of the balance sheet date less liabilities translated at current rate as of the balance sheet date is accounted for as overseas operation translation credit (debit), a component of capital adjustments in the stockholder's equity.

       (3)   Allowance for loan losses

             The Company establishes the credit risk-rating model, which considers the borrowers' capacity to repay and credit risk ("Forward Looking Criteria: FLC") in classifying its corporate loans and making provisions for loan losses, while household loans and credit card loans are classified by considering current financial status including delinquency period, bankruptcies and collaterals value.

           (4)      Troubled loans restructuring

                    Restructured loans which are related to companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors are stated at present value of expected future cash flows, and the difference between carrying amount and the present value of expected future cash flows is presented as a present value discount, and amortized and credited to operations as interest income using the effective interest rate method.

                    In addition, an allowance for the present value on restructured loans is made depending on the credit conditions of borrowers.

           (5)      Tangible assets

                    Tangible assets are initially stated at cost plus incidental expenses. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets, and routine maintenance and repairs are expensed as incurred.

                    Depreciation is computed over 5 years using the declining-balance method (straight-line method for buildings and leasehold improvements) based on the estimated useful lives of the assets.

           (6)      Intangible assets

                    Intangible assets are stated at cost plus incidental expenses, less amortization computed using the straight-line method over useful lives of related intangible assets.

           (7)      Bonds under resale or repurchase agreements

                    Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings. When the Company purchases or sells securities under resale or repurchase agreements, the amount calculated by applying the conditional selling interest rate for each period is recorded as interest on bonds purchased
                    (sold) under resale or repurchase agreements.

           (8)      Discounts on debentures

                    Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures (the value of debentures less the debenture issuance fees and other direct costs associated with the issuance of debentures) are reflected in the accompanying balance sheets as a deduction from the face value of debentures, and are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

           (9)      Retirement and severance benefits

                    In accordance with the Regulation on Severance Payment to Officers and Employees, the Company's estimated liability under the severance payment plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. Under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. The Company obtains and maintains employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

           (10)     Allowance for guarantees and acceptances

                    The Company provides an allowance for losses on guarantees and acceptances, which are classified as substandard, doubtful and estimated loss using the same method as that used to provide for losses on its corporate loans.

           (11)     Income taxes

                    Income tax on the earnings or loss for the year comprises current and deferred tax. The difference between the amount currently payable for the period and the income tax expense is accounted for as deferred income tax assets or liabilities and offset against income tax assets and liabilities in future periods. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Changes in net tax effects resulting from changes in tax rates are recognized in earnings for the year in which the relevant tax rates are enacted.

           (12) Translation of foreign currency denominated assets and liabilities

                    Assets and liabilities denominated in foreign currencies are translated into Korean Won at KRW1,197.80 and KRW1,200.40 to US$1, the base exchange rate announced by Seoul Money Brokerage Services Limited on the balance sheet date, and the resulting gains (losses) are recognized in current operations. However, the SWAP funds provided by the Bank of

                    Korea under the repurchase agreement are translated at the agreed exchange rate. In addition, operating leases that (i) were contracted before March 31, 1998, (ii) the funds used in purchasing the operating lease assets are denominated in foreign currencies, (iii) the base lease expense or the adjusted lease expense is denominated in foreign currencies and, thus, the exchange rate risk is hedged, the resulting gains (losses) are reflected as translation gains (losses) related to operating leases, which is amortized or reversed when the Company recognizes the above lease expense as earnings. In addition, financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet dates.

           (13)     Derivatives

                    Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

                    However, for derivative instruments for the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

           (14)     Stock options

                    The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment (stock option) over the period in which the options vest. When the Company issues new shares upon employees' exercise of stock options, the difference between the sum of the exercise price of the stock options and the sum of face value of new shares is accounted for as subscription premium paid for the shares. On the other hand, when the Company delivers treasury shares, the difference between the sum of the exercise price of the stock options and the sum of the book value of treasury stocks is accounted for as loss on disposition of treasury stocks. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability (long-term outstanding expenses) over the period in which the options vest.

                    In case officers and employees fail to perform their obligations due to death, retirement or resignation during the period in which the options vest, the stock options granted to such officers and employees become null and void. In such a case, the relevant amounts are reduced from capital adjustments (stock options) or long-term outstanding expenses recorded in the balance sheet in respect of stock options, and the corresponding amounts are deducted from compensation expenses. In case stock options of stock grant type are not exercised after the period in which the options vest and become null and void, the relevant amounts are reduced from capital adjustments, and the corresponding amounts are transferred to other capital surplus.

           (15)     Accounting for leases and rentals

                    The Company accounts for and classifies its lease transactions as either the operating or capital lease, depending on the terms of the lease under the Korean Lease Accounting Standards.

                    If a lease is substantially non-cancelable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease. Otherwise, it is classified as an operating lease with lease payments expensed as incurred.

                    o Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

                    o The lease has a bargain purchase option.

                    o The lease term is equal to 75% or more of the estimated
                      economic useful life of the leased property in respect of lease transactions that were contracted before January 1, 1998.

                    o The present value at the beginning of the lease term of
                      the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

                    In case of capital leases, the portion originated from principal is accounted for as collections of outstanding receivables and the remaining interest income is accounted for as revenue in the current period. Revenue from operating leases is recognized on a straight-line basis over the lease term.

                    All costs and charges incurred in connection with acquiring lease assets by inception date of the lease are recorded as advance payments on operating lease assets or capital lease receivables.

                    Additionally, depreciation of assets for operating leases is computed using the straight-line method over the economic useful lives (or lease terms if contracted before March 31, 1998).

           (16)     Interest income recognition

                    The Company recognizes the interest income earned on loan receivables and other loans on an accrual basis. For the interest income on loans having overdue interest and principal, dishonored bills and checks and all credits to the customers that are given a grace period or a reduction or exemption of interest payments or listed as watch list clients, the Company discontinues the recognition of interest accrual.

           (17)     Contingent liabilities

                    Contingent losses are generally recognized as a liability when probable and reasonably estimable as of the balance sheet date.

           (18)     Use of estimates

                    The preparation of financial statements in accordance with the Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements in respect of the amounts of assets and liabilities, disclosure of contingent liabilities, estimates of revenues and expenses. The foregoing applies to the valuation of the book value of tangible assets, accounts receivable, inventories, deferred income tax assets or liabilities, and derivatives. Actual results could differ from those estimates.

           (19)     Reclassification of account titles

                    Certain accounts of prior year's non-consolidated financial statements were reclassified to conform to the current year's presentation. These reclassifications did not result in any material change to reported net earnings or stockholders' equity.

C.         Consolidated Financial Statements

           (1)      Consolidated Balance Sheet

                                       Consolidated Balance Sheet

                             The 3rd Fiscal Year (As of December 31, 2003) The 2nd Fiscal Year (As of December 31, 2002) The 1st Fiscal Year (As of December 31, 2001)


                                                                                            (Unit: Million Won)
---------------------------------------------------------------------------------------------------------------
                                                                                3RD FY                  2ND FY
                          DESCRIPTION                                           AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------
I. Cash & Due from Banks                                                       6,418,280              2,847,134
---------------------------------------------------------------------------------------------------------------
1. Cash                                                                        1,742,777                903,183
---------------------------------------------------------------------------------------------------------------
2. Foreign Currency                                                              165,006                 55,994
---------------------------------------------------------------------------------------------------------------
3. Due from Banks in Won                                                       4,119,983              1,745,695
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                3RD FY                  2ND FY
                          DESCRIPTION                                           AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------------------
4. Due from Banks in Foreign Currency                                            390,514                142,262
---------------------------------------------------------------------------------------------------------------
II. Securities                                                                28,003,660             15,454,214
---------------------------------------------------------------------------------------------------------------
(1) Trading Securities                                                         4,876,614              2,014,293
---------------------------------------------------------------------------------------------------------------
1. Stocks                                                                        188,922                 76,934
---------------------------------------------------------------------------------------------------------------
2. Government Bonds                                                            1,712,070                411,403
---------------------------------------------------------------------------------------------------------------
3. Finance Debentures                                                          1,656,756                636,852
---------------------------------------------------------------------------------------------------------------
4. Corporate Bonds                                                               996,699                742,440
---------------------------------------------------------------------------------------------------------------
5. Beneficiary Certificates                                                       57,446                 97,870
---------------------------------------------------------------------------------------------------------------
6. Commercial Paper                                                               59,579                 48,794
---------------------------------------------------------------------------------------------------------------
7. Securities denominated in Foreign Currency                                      1,330                      -
---------------------------------------------------------------------------------------------------------------
8. Other                                                                         203,812                      -
---------------------------------------------------------------------------------------------------------------
(2) Available-for-Sale Securities                                             19,443,355              9,146,301
---------------------------------------------------------------------------------------------------------------
1. Stocks                                                                      1,123,476                224,488
---------------------------------------------------------------------------------------------------------------
2. Equity Investment                                                              64,489                  9,371
---------------------------------------------------------------------------------------------------------------
3. Government Bonds                                                            2,575,282                556,279
---------------------------------------------------------------------------------------------------------------
4. Finance Debentures                                                          4,625,283              1,919,808
---------------------------------------------------------------------------------------------------------------
5. Corporate Bonds                                                             6,481,937              3,203,031
---------------------------------------------------------------------------------------------------------------
6. Beneficiary Certificates                                                    2,525,018              2,432,095
---------------------------------------------------------------------------------------------------------------
7. Securities In Foreign Currency                                              1,415,713                801,229
---------------------------------------------------------------------------------------------------------------
8. Other                                                                         632,157                      -
---------------------------------------------------------------------------------------------------------------
(3) Investment Securities under the Equity Method                                 19,631                  9,437
---------------------------------------------------------------------------------------------------------------
(4) Held-to-Maturity Securities                                                3,664,060              4,284,183
---------------------------------------------------------------------------------------------------------------
1. Government Bonds                                                              558,336                539,505
---------------------------------------------------------------------------------------------------------------
2. Finance Debentures                                                            543,791                402,768
---------------------------------------------------------------------------------------------------------------
3. Corporate Bonds                                                             2,389,916              3,213,403
---------------------------------------------------------------------------------------------------------------
4. Securities In Foreign Currency                                                172,017                128,504
---------------------------------------------------------------------------------------------------------------
5. Other                                                                               -                      3
---------------------------------------------------------------------------------------------------------------
III. Loans                                                                    94,921,179             45,244,360
---------------------------------------------------------------------------------------------------------------
(Allowance for Possible Loan Losses)                                         (2,808,118)              (785,773)
---------------------------------------------------------------------------------------------------------------
(Present Value Premium (Discounts))                                               80,236               (17,894)
---------------------------------------------------------------------------------------------------------------
1. Loans in Won                                                               72,853,369             32,616,614
---------------------------------------------------------------------------------------------------------------
2. Loans in Foreign Currency                                                   6,779,634              3,489,504
---------------------------------------------------------------------------------------------------------------
3. Domestic Import Usance Bills                                                2,714,909              1,154,569
---------------------------------------------------------------------------------------------------------------
4. Call Loans                                                                  1,438,737                610,606
---------------------------------------------------------------------------------------------------------------
5. Bills Bought in Won                                                         1,058,981                833,721
---------------------------------------------------------------------------------------------------------------
6. Bills Bought in Foreign Currency                                            3,610,006              2,263,872
---------------------------------------------------------------------------------------------------------------
7. Advances for Customers                                                        107,743                 89,657
---------------------------------------------------------------------------------------------------------------
8. Credit Card Accounts                                                        4,931,496              2,795,865
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                3RD FY                  2ND FY
                          DESCRIPTION                                           AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------------------
9. Bonds Purchased under Repurchase Agreements                                   470,300                      -
---------------------------------------------------------------------------------------------------------------
10. Privately Placed Bonds                                                     2,416,843              1,484,356
---------------------------------------------------------------------------------------------------------------
11. Factoring Receivables                                                        174,955                 63,627
---------------------------------------------------------------------------------------------------------------
12. Receivables to be converted into Equity                                       80,933                  6,504
---------------------------------------------------------------------------------------------------------------
13. Financing Leases                                                             807,396                621,427
---------------------------------------------------------------------------------------------------------------
14. Bill Management Account Assets                                               186,369                      -
---------------------------------------------------------------------------------------------------------------
15. Other                                                                         17,390                 17,706
---------------------------------------------------------------------------------------------------------------
IV. Fixed Assets                                                               2,853,680              1,093,844
---------------------------------------------------------------------------------------------------------------
(1) Tangible Assets                                                            1,878,795                927,231
---------------------------------------------------------------------------------------------------------------
(Accumulated Depreciation)                                                     (974,792)              (455,839)
---------------------------------------------------------------------------------------------------------------
1. Land                                                                          995,168                346,538
---------------------------------------------------------------------------------------------------------------
2. Building                                                                      729,315                465,484
---------------------------------------------------------------------------------------------------------------
3. Other                                                                       1,129,104                571,048
---------------------------------------------------------------------------------------------------------------
(2). Intangible Assets                                                           974,573                166,567
---------------------------------------------------------------------------------------------------------------
1. Goodwill                                                                      964,788                161,542
---------------------------------------------------------------------------------------------------------------
2. Negative Goodwill                                                             (5,655)                (6,340)
---------------------------------------------------------------------------------------------------------------
3. Other                                                                          15,440                 11,365
---------------------------------------------------------------------------------------------------------------
(3) Other Fixed Assets                                                               312                     46
---------------------------------------------------------------------------------------------------------------
V. Other Assets                                                                7,012,593              2,128,042
---------------------------------------------------------------------------------------------------------------
(Allowance for Doubtful Accounts)                                               (26,036)               (19,753)
---------------------------------------------------------------------------------------------------------------
(Present Value Discounts)                                                          (146)                  (614)
---------------------------------------------------------------------------------------------------------------
1. Accounts Receivable                                                         1,570,819                572,367
---------------------------------------------------------------------------------------------------------------
2. Advance Payments                                                               42,827                 11,623
---------------------------------------------------------------------------------------------------------------
3. Prepaid Expense                                                                29,146                 24,863
---------------------------------------------------------------------------------------------------------------
4. Prepaid Income Tax                                                             13,988                  3,268
---------------------------------------------------------------------------------------------------------------
5. Accrued Income                                                                696,940                465,144
---------------------------------------------------------------------------------------------------------------
6. Operating Lease Assets                                                        405,794                177,678
---------------------------------------------------------------------------------------------------------------
(Accumulated Depreciation)                                                     (182,375)               (79,247)
---------------------------------------------------------------------------------------------------------------
(Allowance for Losses on Disposition of Lease Assets)                            (2,210)                  (147)
---------------------------------------------------------------------------------------------------------------
7. Guarantee Deposits                                                            956,596                454,956
---------------------------------------------------------------------------------------------------------------
8. Deferred Income Tax Assets                                                     78,135                102,052
---------------------------------------------------------------------------------------------------------------
9. Derivative Assets                                                             518,836                120,443
---------------------------------------------------------------------------------------------------------------
10. Sundry Assets                                                              2,910,279                295,409
---------------------------------------------------------------------------------------------------------------
Total Assets                                                                 139,209,392             66,767,595
---------------------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------------------
I. Deposits                                                                   87,592,605             38,722,333
---------------------------------------------------------------------------------------------------------------
(Present Value Premium)                                                           45,166                      -
---------------------------------------------------------------------------------------------------------------
1. Deposits in Won                                                            75,496,450             33,851,353
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                3RD FY                  2ND FY
                          DESCRIPTION                                           AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------------------
2. Negotiable Certificate of Deposits                                          7,118,586              2,776,649
---------------------------------------------------------------------------------------------------------------
3. Deposits in Foreign Currency                                                4,932,403              2,094,331
---------------------------------------------------------------------------------------------------------------
II. Borrowings                                                                17,209,576             11,351,814
---------------------------------------------------------------------------------------------------------------
1. Borrowings in Won                                                           4,401,380              1,900,616
---------------------------------------------------------------------------------------------------------------
2. Borrowings in Foreign Currency                                              7,193,596              4,670,846
---------------------------------------------------------------------------------------------------------------
3. Bonds Sold under Repurchase Agreements                                      4,427,073              4,300,609
---------------------------------------------------------------------------------------------------------------
4. Bills Sold                                                                    705,954                206,965
---------------------------------------------------------------------------------------------------------------
5. Due to the Bank of Korea in Foreign Currency                                   64,051                 75,285
---------------------------------------------------------------------------------------------------------------
6. Call Money                                                                    417,522                197,493
---------------------------------------------------------------------------------------------------------------
III. Debentures                                                                                       8,395,403
---------------------------------------------------------------------------------------------------------------
(Present Value Premium)                                                          135,445                      -
---------------------------------------------------------------------------------------------------------------
1. Debentures in Won                                                          16,177,484              8,331,629
---------------------------------------------------------------------------------------------------------------
(Discounts)                                                                    (144,500)              (404,239)
---------------------------------------------------------------------------------------------------------------
2. Debentures in Foreign Currency                                              1,591,121                469,236
---------------------------------------------------------------------------------------------------------------
(Discounts)                                                                     (11,671)                (1,223)
---------------------------------------------------------------------------------------------------------------
IV. Other Liabilities                                                         10,551,701              4,336,678
---------------------------------------------------------------------------------------------------------------
1. Accrued Severance Benefits                                                    347,913                225,188
---------------------------------------------------------------------------------------------------------------
(Deposits with Insurance Company for Severance Benefits)                       (133,645)               (56,802)
---------------------------------------------------------------------------------------------------------------
(Transfer to National Pension)                                                   (8,317)                (8,867)
---------------------------------------------------------------------------------------------------------------
2. Allowance or Doubtful Accounts on Acceptances                                  57,398                  3,659
   and Guarantees
---------------------------------------------------------------------------------------------------------------
3. Other Allowances                                                               68,025                 30,716
---------------------------------------------------------------------------------------------------------------
4. Borrowings from Trust Accounts                                                665,158                278,578
---------------------------------------------------------------------------------------------------------------
5. Foreign Exchange Remittances Pending                                          159,954                158,937
---------------------------------------------------------------------------------------------------------------
6. Securities Sold                                                               353,732                      -
---------------------------------------------------------------------------------------------------------------
7. Accounts Payable                                                            1,397,803                539,108
---------------------------------------------------------------------------------------------------------------
8. Accrued Expense                                                             1,742,597              1,108,373
---------------------------------------------------------------------------------------------------------------
9. Income Taxes Payable                                                          103,873                172,343
---------------------------------------------------------------------------------------------------------------
10. Dividends Payable                                                              1,645                  2,629
---------------------------------------------------------------------------------------------------------------
11. Advance Receipts                                                              95,116                  6,056
---------------------------------------------------------------------------------------------------------------
12. Unearned Revenues                                                            163,650                 87,414
---------------------------------------------------------------------------------------------------------------
13. Taxes Withheld                                                                78,271                 76,096
---------------------------------------------------------------------------------------------------------------
14. Guarantee Deposits                                                           270,766                149,729
---------------------------------------------------------------------------------------------------------------
15. Derivative Liabilities                                                       471,442                112,677
---------------------------------------------------------------------------------------------------------------
16. Deferred Income Tax Liabilities                                                   34                    262
---------------------------------------------------------------------------------------------------------------
17. Deposits for Stock Subscription                                               19,090                  4,945
---------------------------------------------------------------------------------------------------------------
18. Sundry Liabilities                                                         4,697,196              1,445,637
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                            133,101,761             62,806,228
---------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                                                                          -
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                3RD FY                  2ND FY
                          DESCRIPTION                                           AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------------------
I. Capital Stock                                                               1,958,530              1,461,806
---------------------------------------------------------------------------------------------------------------
1. Common Stock                                                                1,472,007              1,461,806
---------------------------------------------------------------------------------------------------------------
2. Preferred Stock                                                               486,523                      -
---------------------------------------------------------------------------------------------------------------
II. Consolidated Capital Surplus                                               3,200,805              1,887,708
---------------------------------------------------------------------------------------------------------------
III. Consolidated Retained Earnings                                              872,053                670,763
---------------------------------------------------------------------------------------------------------------
(Consolidated Net Income for the Period:
---------------------------------------------------------------------------------------------------------------
For the Year: KRW 362,988 million Won
---------------------------------------------------------------------------------------------------------------
For the Previous Year:   KRW 602,163 million
---------------------------------------------------------------------------------------------------------------
IV. Consolidated Capital Adjustment                                           (-)519,362             (-)379,797
---------------------------------------------------------------------------------------------------------------
1. Treasury Stock                                                              (391,300)              (391,300)
---------------------------------------------------------------------------------------------------------------
2. Valuation Gain (Loss) on Available-for-Sale Securities                      (153,786)                  6,065
---------------------------------------------------------------------------------------------------------------
3. Valuation Gain on Investment Securities Accounted for by the                      137                     26
   Equity Method
---------------------------------------------------------------------------------------------------------------
4. Stock Option                                                                   10,552                  2,905
---------------------------------------------------------------------------------------------------------------
5. Adjustment for Foreign Currency Translation                                    15,035                  2,507
---------------------------------------------------------------------------------------------------------------
V. Minority Interest                                                             595,605                320,887
---------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                     6,107,631              3,961,367
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                   139,209,392             66,767,595
---------------------------------------------------------------------------------------------------------------

              As a result of application of SKAS No. 8 upon closing of the third fiscal year, the financial statements for the second fiscal year were also reclassified, which does not result in any material change to the total assets.

                                        Consolidated Balance Sheet

                             The 3rd Fiscal Year (As of December 31, 2003) The 2nd Fiscal Year (As of December 31, 2002) The 1st Fiscal Year (As of December 31, 2001)

                                                                                            (Unit: Million Won)
---------------------------------------------------------------------------------------------------------------
                                                            3RD FY               2ND FY              1ST FY
                   DESCRIPTION                              AMOUNT               AMOUNT              AMOUNT
---------------------------------------------------------------------------------------------------------------
Assets                                                   See the above       See the above
---------------------------------------------------------------------------------------------------------------
I. Cash & Due from Banks                                                                              2,356,145
---------------------------------------------------------------------------------------------------------------
1. Cash                                                                                                 808,995
---------------------------------------------------------------------------------------------------------------
2. Foreign Currency                                                                                      42,925
---------------------------------------------------------------------------------------------------------------
3. Due from Banks in Won                                                                              1,483,782
---------------------------------------------------------------------------------------------------------------
4. Due from Banks in Foreign Currency                                                                    19,456
---------------------------------------------------------------------------------------------------------------
5. Other                                                                                                    988
---------------------------------------------------------------------------------------------------------------
II. Marketable Securities                                                                             2,198,360
---------------------------------------------------------------------------------------------------------------
1. Stocks                                                                                                89,144
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                            3RD FY               2ND FY               1ST FY
                   DESCRIPTION                              AMOUNT               AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------------------
2. Government Bonds                                                                                     359,092
---------------------------------------------------------------------------------------------------------------
3. Finance Debentures                                                                                 1,011,714
---------------------------------------------------------------------------------------------------------------
4. Corporate Bonds                                                                                      593,095
---------------------------------------------------------------------------------------------------------------
5. Beneficiary Certificates                                                                              65,944
---------------------------------------------------------------------------------------------------------------
6. Commercial Paper                                                                                      50,000
---------------------------------------------------------------------------------------------------------------
7. Marketable Securities denominated in Foreign Currency                                                 28,931
---------------------------------------------------------------------------------------------------------------
8. Other                                                                                                    441
---------------------------------------------------------------------------------------------------------------
III. Investment Securities                                                                           12,962,204
---------------------------------------------------------------------------------------------------------------
1. Stocks                                                                                               274,024
---------------------------------------------------------------------------------------------------------------
2. Equity Investment                                                                                     29,508
---------------------------------------------------------------------------------------------------------------
3. Government Bonds                                                                                   1,983,968
---------------------------------------------------------------------------------------------------------------
4. Finance Debentures                                                                                 2,262,200
---------------------------------------------------------------------------------------------------------------
5. Corporate Bonds                                                                                    6,546,329
---------------------------------------------------------------------------------------------------------------
6. Beneficiary Certificates                                                                           1,171,508
---------------------------------------------------------------------------------------------------------------
7. Investment Securities In Foreign Currency                                                            689,106
---------------------------------------------------------------------------------------------------------------
8.Other                                                                                                   5,561
---------------------------------------------------------------------------------------------------------------
IV. Loans                                                                                            35,371,372
---------------------------------------------------------------------------------------------------------------
(Allowance for Possible Loan Losses)
---------------------------------------------------------------------------------------------------------------
(Present Value Discounts)
---------------------------------------------------------------------------------------------------------------
1. Loans in Won                                                                                      23,071,054
---------------------------------------------------------------------------------------------------------------
2. Loans in Foreign Currency                                                                          3,114,850
---------------------------------------------------------------------------------------------------------------
3. Domestic Import Usance Bills                                                                          10,840
---------------------------------------------------------------------------------------------------------------
4. Call Loans                                                                                         1,897,650
---------------------------------------------------------------------------------------------------------------
5. Bills Bought in Won                                                                                2,061,137
---------------------------------------------------------------------------------------------------------------
6. Bills Bought in Foreign Currency                                                                   1,877,234
---------------------------------------------------------------------------------------------------------------
7. Advances for Customers                                                                                46,783
---------------------------------------------------------------------------------------------------------------
8. Credit Card Accounts                                                                               2,093,272
---------------------------------------------------------------------------------------------------------------
9. Bonds Purchased under Repurchase Agreements                                                            6,631
---------------------------------------------------------------------------------------------------------------
10. Privately Placed Bonds                                                                            1,136,410
---------------------------------------------------------------------------------------------------------------
11. Factoring Receivables                                                                                31,817
---------------------------------------------------------------------------------------------------------------
12. Receivables to be converted into Equity                                                             125,355
---------------------------------------------------------------------------------------------------------------
13. Financing Leases                                                                                    549,423
---------------------------------------------------------------------------------------------------------------
14. Termination Financing Lease Receivables
---------------------------------------------------------------------------------------------------------------
15. Other                                                                                                13,434
---------------------------------------------------------------------------------------------------------------
V. Fixed Assets                                                                                         657,764
---------------------------------------------------------------------------------------------------------------
1. Investments                                                                                              250
---------------------------------------------------------------------------------------------------------------
2. Premises and Equipment                                                                               656,776
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                            3RD FY               2ND FY               1ST FY
                   DESCRIPTION                              AMOUNT               AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------------------
(1) Land                                                                                                276,705
---------------------------------------------------------------------------------------------------------------
(2) Building                                                                                            291,013
---------------------------------------------------------------------------------------------------------------
(3) Other                                                                                               419,011
---------------------------------------------------------------------------------------------------------------
(Accumulated Depreciation)
---------------------------------------------------------------------------------------------------------------
3. Intangible Assets                                                                                        739
---------------------------------------------------------------------------------------------------------------
(1) Goodwill
---------------------------------------------------------------------------------------------------------------
(2) Negative Goodwill
---------------------------------------------------------------------------------------------------------------
(3) Other                                                                                                   739
---------------------------------------------------------------------------------------------------------------
4. Other
---------------------------------------------------------------------------------------------------------------
VI. Other Assets                                                                                      2,783,804
---------------------------------------------------------------------------------------------------------------
(Allowance for Doubtful Accounts)
---------------------------------------------------------------------------------------------------------------
(Present Value Discounts)
---------------------------------------------------------------------------------------------------------------
1. Accounts Receivable                                                                                1,634,648
---------------------------------------------------------------------------------------------------------------
2. Advance Payments                                                                                      30,465
---------------------------------------------------------------------------------------------------------------
3. Prepaid Expense                                                                                       13,383
---------------------------------------------------------------------------------------------------------------
4. Accrued Income                                                                                       584,711
---------------------------------------------------------------------------------------------------------------
5. Operating Lease Assets                                                                               153,944
---------------------------------------------------------------------------------------------------------------
(Accumulated Depreciation)
---------------------------------------------------------------------------------------------------------------
(Allowance for Losses on Disposition of Lease Assets)
---------------------------------------------------------------------------------------------------------------
6. Guarantee Deposits                                                                                   377,663
---------------------------------------------------------------------------------------------------------------
7. Deferred Income Tax Assets                                                                            18,049
---------------------------------------------------------------------------------------------------------------
8. Derivative Assets                                                                                     91,932
---------------------------------------------------------------------------------------------------------------
9. Sundry Assets                                                                                         70,513
---------------------------------------------------------------------------------------------------------------
Total Assets                                                                                         56,329,649
---------------------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------------------
I. Deposits                                                                                          34,390,192
---------------------------------------------------------------------------------------------------------------
(Present Value Premium)                                                                                       -
---------------------------------------------------------------------------------------------------------------
1. Deposits in Won                                                                                   29,714,108
---------------------------------------------------------------------------------------------------------------
2. Negotiable Certificate of Deposits                                                                 2,866,823
---------------------------------------------------------------------------------------------------------------
3. Deposits in Foreign Currency                                                                       1,809,261
---------------------------------------------------------------------------------------------------------------
II. Borrowings                                                                                       10,049,401
---------------------------------------------------------------------------------------------------------------
1. Borrowings in Won                                                                                  2,250,439
---------------------------------------------------------------------------------------------------------------
2. Borrowings in Foreign Currency                                                                     3,208,201
---------------------------------------------------------------------------------------------------------------
3. Bonds Sold under Repurchase Agreements                                                             3,849,967
---------------------------------------------------------------------------------------------------------------
4. Bills Sold                                                                                           257,887
---------------------------------------------------------------------------------------------------------------
5. Due to the Bank of Korea in Foreign Currency                                                         139,084
---------------------------------------------------------------------------------------------------------------
6. Call Money                                                                                           343,822
---------------------------------------------------------------------------------------------------------------
III. Debentures                                                                                       3,748,773
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                           3RD FY               2ND FY              1ST FY
                   DESCRIPTION                             AMOUNT               AMOUNT              AMOUNT
---------------------------------------------------------------------------------------------------------------
(Present Value Premium)
---------------------------------------------------------------------------------------------------------------
1. Debentures in Won                                                                                  3,708,036
---------------------------------------------------------------------------------------------------------------
(Discounts)
---------------------------------------------------------------------------------------------------------------
2. Debentures in Foreign Currency                                                                       367,936
---------------------------------------------------------------------------------------------------------------
(Discounts)
---------------------------------------------------------------------------------------------------------------
IV. Other Liabilities                                                                                 4,877,799
---------------------------------------------------------------------------------------------------------------
1. Accrued Severance Benefits                                                                           192,465
---------------------------------------------------------------------------------------------------------------
(Deposits with Insurance Company for Severance Benefits)
---------------------------------------------------------------------------------------------------------------
(Transfer to National Pension)
---------------------------------------------------------------------------------------------------------------
2. Allowance or Doubtful Accounts on Acceptances and Guarantees                                          13,077
---------------------------------------------------------------------------------------------------------------
3. Other Allowances                                                                                       2,320
---------------------------------------------------------------------------------------------------------------
4. Borrowings from Trust Accounts                                                                       651,160
---------------------------------------------------------------------------------------------------------------
5. Foreign Exchange Remittances Pending                                                                  82,304
---------------------------------------------------------------------------------------------------------------
6. Securities Sold                                                                                       12,461
---------------------------------------------------------------------------------------------------------------
7. Accounts Payable                                                                                   1,627,273
---------------------------------------------------------------------------------------------------------------
8. Accrued Expense                                                                                    1,166,807
---------------------------------------------------------------------------------------------------------------
9. Income Taxes Payable                                                                                   9,881
---------------------------------------------------------------------------------------------------------------
10. Dividends Payable                                                                                     2,116
---------------------------------------------------------------------------------------------------------------
11. Advance Receipts                                                                                      8,284
---------------------------------------------------------------------------------------------------------------
12. Unearned Revenues                                                                                    79,145
---------------------------------------------------------------------------------------------------------------
13. Taxes Withheld                                                                                       36,946
---------------------------------------------------------------------------------------------------------------
14. Guarantee Deposits                                                                                   92,634
---------------------------------------------------------------------------------------------------------------
15. Derivative Liabilities                                                                              104,985
---------------------------------------------------------------------------------------------------------------
16. Deferred Income Tax Liabilities                                                                      33,671
---------------------------------------------------------------------------------------------------------------
17. Deposits for Stock Subscription                                                                      26,455
---------------------------------------------------------------------------------------------------------------
18. Sundry Liabilities                                                                                  782,162
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                    53,066,166
---------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                                                                          -
---------------------------------------------------------------------------------------------------------------
I. Capital Stock                                                                                      1,461,721
---------------------------------------------------------------------------------------------------------------
1. Common Stock                                                                                       1,461,721
---------------------------------------------------------------------------------------------------------------
2. Preferred Stock                                                                                            -
---------------------------------------------------------------------------------------------------------------
II. Consolidated Capital Surplus                                                                      1,976,650
---------------------------------------------------------------------------------------------------------------
III. Consolidated Retained Earnings                                                                     219,923
---------------------------------------------------------------------------------------------------------------
(Consolidated Net Income for the Period:                                                                      -
---------------------------------------------------------------------------------------------------------------
For the Year: KRW 362,987,975,940                                                                             -
---------------------------------------------------------------------------------------------------------------
For the Previous Year: KRW 602,163,036,549)                                                                   -
---------------------------------------------------------------------------------------------------------------
IV. Consolidated Capital Adjustment
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                            3RD FY               2ND FY               1ST FY
                   DESCRIPTION                              AMOUNT               AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------------------
1. Treasury Stock
---------------------------------------------------------------------------------------------------------------
2. Gain (Loss) on Valuation Of Investment Securities
---------------------------------------------------------------------------------------------------------------
3. Stock Option
---------------------------------------------------------------------------------------------------------------
4. Adjustment for Foreign Currency Translation
---------------------------------------------------------------------------------------------------------------
V. Minority Interest                                                                                          -
---------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                            3,263,483
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                           56,329,649
---------------------------------------------------------------------------------------------------------------

As a result of early application of SKAS No. 6 (Un-appropriated dividends payable) upon closing of the second fiscal year, the amount of liabilities in the financial statements of the first fiscal year decreased by KRW 150,812 million and stockholders' equity increased by KRW 150,812 million.

           (2)      Consolidated Income Statements

                         Consolidated Income Statements

            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
            The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)
                     The 1st Fiscal Year (September 1, 2001
                  (Date of Incorporation) ~ December 31, 2001)


                                                                                                  (Unit: Million Won)
----------------------------------------------------------------------------------------------------------------------
                                                                               3RD FY                        2ND FY
                       DESCRIPTION                                             AMOUNT                        AMOUNT
----------------------------------------------------------------------------------------------------------------------
I. Operating Revenues                                                          8,072,077                     5,929,417
----------------------------------------------------------------------------------------------------------------------
(1) Interest Income                                                            4,995,954                     3,646,365
----------------------------------------------------------------------------------------------------------------------
1. Interest on Due from banks                                                     56,845                        50,342
----------------------------------------------------------------------------------------------------------------------
2. Interest on Trading Securities                                                181,706                       121,815
----------------------------------------------------------------------------------------------------------------------
3. Interest on Available-for-Sale Securities                                     644,001                       455,107
----------------------------------------------------------------------------------------------------------------------
4. Interest on Held-to-Maturity Securities                                       297,186                       399,929
----------------------------------------------------------------------------------------------------------------------
5. Interest on Loans                                                           3,779,897                     2,598,517
----------------------------------------------------------------------------------------------------------------------
6. Others                                                                         36,319                        20,655
----------------------------------------------------------------------------------------------------------------------
(2) Commission Income                                                          1,355,949                       842,973
----------------------------------------------------------------------------------------------------------------------
1. Commissions Received                                                        1,341,942                       831,749
----------------------------------------------------------------------------------------------------------------------
2. Guarantee Fees                                                                 13,462                        10,438
----------------------------------------------------------------------------------------------------------------------
3. Commissions Received                                                              545                           786
from Termination of Commodities
----------------------------------------------------------------------------------------------------------------------
(3) Insurance Income                                                              42,934
----------------------------------------------------------------------------------------------------------------------
1. Premium Income                                                                 42,824                             -
----------------------------------------------------------------------------------------------------------------------
2. Reinsurance Income                                                                110                             -
----------------------------------------------------------------------------------------------------------------------
(4) Other Operating Income                                                     1,677,240                     1,440,079
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                               3RD FY                        2ND FY
                       DESCRIPTION                                             AMOUNT                        AMOUNT
----------------------------------------------------------------------------------------------------------------------
1. Gain on Sale of Trading Securities                                            133,377                        89,965
----------------------------------------------------------------------------------------------------------------------
2. Gain on Valuation of Trading Securities                                        32,063                         4,238
----------------------------------------------------------------------------------------------------------------------
3. Dividend on Trading Securities                                                  2,439                         3,371
----------------------------------------------------------------------------------------------------------------------
4. Dividend on Available-for-Sale Securities                                       6,057                        12,719
----------------------------------------------------------------------------------------------------------------------
5. Gain on Foreign Currency Trading                                              256,046                       214,869
----------------------------------------------------------------------------------------------------------------------
6. Fees and Commissions from Trust Account                                        48,812                        48,752
----------------------------------------------------------------------------------------------------------------------
7. Gain on Disposition of Operating Lease Properties                               7,232                         2,105
----------------------------------------------------------------------------------------------------------------------
8. Gain on Derivatives Trading                                                 1,043,246                     1,043,567
----------------------------------------------------------------------------------------------------------------------
9. Reversal of Allowance for Bad Debts                                            21,338                         2,022
----------------------------------------------------------------------------------------------------------------------
10. Reversal of Acceptance and Guarantees Allowance                               35,258                         9,418
----------------------------------------------------------------------------------------------------------------------
11. Reversal of Other Allowances                                                   3,653                             -
----------------------------------------------------------------------------------------------------------------------
12. Reversal of Negative Goodwill                                                    685                           514
----------------------------------------------------------------------------------------------------------------------
13. Securitization Assets Operating Income                                        52,440                             -
----------------------------------------------------------------------------------------------------------------------
14. Other                                                                         34,594                         8,539
----------------------------------------------------------------------------------------------------------------------
II. Operating Expenses                                                         7,286,291                     4,990,400
----------------------------------------------------------------------------------------------------------------------
(1) Interest Expenses                                                          2,996,896                     2,352,140
----------------------------------------------------------------------------------------------------------------------
1. Interest on Deposits                                                        1,865,645                     1,497,088
----------------------------------------------------------------------------------------------------------------------
2. Interest on Borrowings                                                        473,069                       441,794
----------------------------------------------------------------------------------------------------------------------
3. Interest on Debentures                                                        630,406                       392,526
----------------------------------------------------------------------------------------------------------------------
4. Other                                                                          27,776                        20,732
----------------------------------------------------------------------------------------------------------------------
(2) Commission Expenses                                                          195,099                       160,115
----------------------------------------------------------------------------------------------------------------------
1. Commissions Paid                                                              101,100                       111,450
----------------------------------------------------------------------------------------------------------------------
2. Commissions on Credit Cards                                                    93,999                        48,221
----------------------------------------------------------------------------------------------------------------------
3. Other Commission Expenses                                                           -                           444
----------------------------------------------------------------------------------------------------------------------
(3) Insurance Expenses                                                            47,618
----------------------------------------------------------------------------------------------------------------------
1. Claims Paid                                                                       955                             -
----------------------------------------------------------------------------------------------------------------------
2. Reinsurance Expenses                                                              167                             -
----------------------------------------------------------------------------------------------------------------------
3. Increase in Policy Reserve                                                     37,103                             -
----------------------------------------------------------------------------------------------------------------------
4. Operating Expenses                                                              9,393                             -
----------------------------------------------------------------------------------------------------------------------
(4) Other Operating Expenses                                                   2,698,539                     1,536,388
----------------------------------------------------------------------------------------------------------------------
1. Loss on Sale of Trading Securities                                            111,004                        69,901
----------------------------------------------------------------------------------------------------------------------
2. Loss on Valuation of Trading Securities                                        53,776                        16,280
----------------------------------------------------------------------------------------------------------------------
3. Loss on Foreign Currency Trading                                              135,622                       129,305
----------------------------------------------------------------------------------------------------------------------
4. Contribution to Fund                                                           80,627                        47,200
----------------------------------------------------------------------------------------------------------------------
5. Bad Debt Expense                                                            1,150,491                       192,690
----------------------------------------------------------------------------------------------------------------------
6. Provision for Other Allowance                                                   6,151                        29,296
----------------------------------------------------------------------------------------------------------------------
7. Loss on Disposition of Operating Lease                                          4,386                         3,443
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                               3RD FY                        2ND FY
                       DESCRIPTION                                             AMOUNT                        AMOUNT
----------------------------------------------------------------------------------------------------------------------
Properties
----------------------------------------------------------------------------------------------------------------------
8. Depreciation Expense on Operating Lease Properties                             35,165                        28,225
----------------------------------------------------------------------------------------------------------------------
9. Loss on Derivatives Trading                                                   989,540                       981,550
----------------------------------------------------------------------------------------------------------------------
10. Loss on Operation of Trust Business                                           13,327                             -
----------------------------------------------------------------------------------------------------------------------
11. Other                                                                        118,450                        38,498
----------------------------------------------------------------------------------------------------------------------
(5) Selling and Administrative Expenses                                        1,348,139                       941,757
----------------------------------------------------------------------------------------------------------------------
1. Salaries                                                                      514,793                       345,682
----------------------------------------------------------------------------------------------------------------------
2. Retirement Allowance                                                           46,003                        73,657
----------------------------------------------------------------------------------------------------------------------
3. Other Employee Benefits                                                       179,065                       144,229
----------------------------------------------------------------------------------------------------------------------
4. Rent                                                                           47,598                        30,073
----------------------------------------------------------------------------------------------------------------------
5. Entertainment                                                                  13,665                         8,720
----------------------------------------------------------------------------------------------------------------------
6. Depreciation                                                                  139,486                        89,064
----------------------------------------------------------------------------------------------------------------------
7. Amortization on Intangible Asset                                               43,269                        12,328
----------------------------------------------------------------------------------------------------------------------
8. Taxes and Dues                                                                 53,816                        36,394
----------------------------------------------------------------------------------------------------------------------
9. Advertising                                                                    42,922                        52,736
----------------------------------------------------------------------------------------------------------------------
10. Research                                                                       3,300                         2,509
----------------------------------------------------------------------------------------------------------------------
11. Other                                                                        264,222                       146,365
----------------------------------------------------------------------------------------------------------------------
III. Operating Income                                                            785,786                       939,017
----------------------------------------------------------------------------------------------------------------------
IV. Non-Operating Income                                                         224,874                       163,373
----------------------------------------------------------------------------------------------------------------------
1. Gain on Sale of Available-for-Sale Securities                                  89,579                        84,089
----------------------------------------------------------------------------------------------------------------------
2. Recovery of Available-for Sale Securities Impairment                           15,562                        14,192
Loss
----------------------------------------------------------------------------------------------------------------------
3. Valuation Gain using the Equity Method                                          2,410                             -
----------------------------------------------------------------------------------------------------------------------
4. Gain on Valuation of Fund-Invested Money                                            -                         8,613
----------------------------------------------------------------------------------------------------------------------
5. Gain on Sale of Loans                                                           3,684                        11,636
----------------------------------------------------------------------------------------------------------------------
6. Gain on Sale of Tangible Assets                                                28,879                           788
----------------------------------------------------------------------------------------------------------------------
7. Rental Income                                                                  12,006                         8,831
----------------------------------------------------------------------------------------------------------------------
8. Other                                                                          72,754                        35,224
----------------------------------------------------------------------------------------------------------------------
V. Non-Operating Expenses                                                        379,681                       250,074
----------------------------------------------------------------------------------------------------------------------
1. Loss on Disposition of Available-for-Sale Securities                           32,938                       100,705
----------------------------------------------------------------------------------------------------------------------
2  Available-for-Sale Securities Impairment Loss                                 103,110                       109,279
----------------------------------------------------------------------------------------------------------------------
3. Valuation Loss using the Equity Method                                              -                           414
----------------------------------------------------------------------------------------------------------------------
4. Loss on Disposition of Investment Securities using                                166                             -
the Equity Method
----------------------------------------------------------------------------------------------------------------------
5. Loss on Sale of Loans                                                         169,786                         7,815
----------------------------------------------------------------------------------------------------------------------
6. Loss on Disposition of Tangible Assets                                          2,282                           394
----------------------------------------------------------------------------------------------------------------------
7. Losses on Redemption of Debentures                                                  -                           476
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                               3RD FY                        2ND FY
                       DESCRIPTION                                             AMOUNT                        AMOUNT
----------------------------------------------------------------------------------------------------------------------
8. Contribution                                                                    1,206                           412
----------------------------------------------------------------------------------------------------------------------
9. Other                                                                          70,193                        30,579
----------------------------------------------------------------------------------------------------------------------
VI. Ordinary Income                                                              630,979                       852,316
----------------------------------------------------------------------------------------------------------------------
VII. Extraordinary Loss/Gain                                                           -                             -
----------------------------------------------------------------------------------------------------------------------
VIII. Income Before Income Tax Expense                                           630,979                       852,316
----------------------------------------------------------------------------------------------------------------------
IX. Income Tax Expense                                                           253,947                       254,572
----------------------------------------------------------------------------------------------------------------------
X. Net Income                                                                    377,032                       597,744
----------------------------------------------------------------------------------------------------------------------
XI. Net Gain (Loss) in Minority Interest                                          14,044                       (4,419)
----------------------------------------------------------------------------------------------------------------------
XII. Consolidated Net Income                                                     362,988                       602,163
----------------------------------------------------------------------------------------------------------------------
(Ordinary Income / Earning per Share)
----------------------------------------------------------------------------------------------------------------------
For the year (3rd FY): 1,063 Won/1,063 Won
----------------------------------------------------------------------------------------------------------------------
For the previous year (2nd FY): 2,294 Won/2,294 Won)
----------------------------------------------------------------------------------------------------------------------
1st FY: 883 Won/882 Won
----------------------------------------------------------------------------------------------------------------------
(Diluted Ordinary Income / Earning per Share)
----------------------------------------------------------------------------------------------------------------------
For the year (3rd FY): 1,022 Won/1,022 Won
----------------------------------------------------------------------------------------------------------------------
For the previous year (2nd FY): 2,294 Won/2,294 Won)
----------------------------------------------------------------------------------------------------------------------
1st FY: 883 Won/882 Won
----------------------------------------------------------------------------------------------------------------------

As a result of application of SKAS No. 8 upon closing of the third fiscal year, the financial statements for the second fiscal year were also reclassified, which does not result in any material change to the operating income and the consolidated net income for the period.


                         Consolidated Income Statements

            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
           The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)
                     The 1st Fiscal Year (September 1, 2001
                  (Date of Incorporation) ~ December 31, 2001)

                                                                                             (Unit: Million Won)
----------------------------------------------------------------------------------------------------------------
                                                               3RD FY              2ND FY              1ST FY
                    DESCRIPTION                                AMOUNT              AMOUNT              AMOUNT
----------------------------------------------------------------------------------------------------------------
I. Operating Revenues                                                                                  2,559,860
----------------------------------------------------------------------------------------------------------------
(1) Interest Income                                                                                    1,822,591
----------------------------------------------------------------------------------------------------------------
1. Interest on Due from banks                                                                             37,598
----------------------------------------------------------------------------------------------------------------
2. Interest on Marketable Securities                                                                      63,077
----------------------------------------------------------------------------------------------------------------
3. Interest on Investment Securities                                                                     497,270
----------------------------------------------------------------------------------------------------------------
4. Interest on Loans                                                                                   1,208,969
----------------------------------------------------------------------------------------------------------------
5. Others                                                                                                 15,677
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                               3RD FY              2ND FY              1ST FY
                    DESCRIPTION                                AMOUNT              AMOUNT              AMOUNT
----------------------------------------------------------------------------------------------------------------
(2)Commission Income                                                                                     319,299
----------------------------------------------------------------------------------------------------------------
1. Commissions Received                                                                                  311,847
----------------------------------------------------------------------------------------------------------------
2. Guarantee Fees                                                                                          5,691
----------------------------------------------------------------------------------------------------------------
3. Commissions Received from Termination of Commodities                                                      852
----------------------------------------------------------------------------------------------------------------
4. Other                                                                                                     908
----------------------------------------------------------------------------------------------------------------
(3) Insurance Income
----------------------------------------------------------------------------------------------------------------
1. Premium Income
----------------------------------------------------------------------------------------------------------------
2. Reinsurance Income
----------------------------------------------------------------------------------------------------------------
(4) Other Operating Income                                                                               417,971
----------------------------------------------------------------------------------------------------------------
1. Gain on Sale of Marketable Securities                                                                  67,644
----------------------------------------------------------------------------------------------------------------
2. Gain on Valuation of Marketable Securities                                                                296
----------------------------------------------------------------------------------------------------------------
3. Dividend on Marketable Securities                                                                         202
----------------------------------------------------------------------------------------------------------------
4. Dividend on Investment Securities                                                                         667
----------------------------------------------------------------------------------------------------------------
5. Gain on Foreign Currency Trading                                                                       75,628
----------------------------------------------------------------------------------------------------------------
6. Fees and Commissions from Trust Account                                                                22,189
----------------------------------------------------------------------------------------------------------------
7. Gain on Disposition of Operating Lease Properties
----------------------------------------------------------------------------------------------------------------
8. Gain on Derivatives Trading                                                                           247,042
----------------------------------------------------------------------------------------------------------------
9. Reversal of Allowance for Bad Debts                                                                       799
----------------------------------------------------------------------------------------------------------------
10. Reversal of Acceptance and Guarantees Allowance
----------------------------------------------------------------------------------------------------------------
11. Other                                                                                                  3,503
----------------------------------------------------------------------------------------------------------------
II. Operating Expenses                                                                                 2,439,767
----------------------------------------------------------------------------------------------------------------
(1) Interest Expenses                                                                                  1,243,015
----------------------------------------------------------------------------------------------------------------
1. Interest on Deposits                                                                                  823,705
----------------------------------------------------------------------------------------------------------------
2. Interest on Borrowings                                                                                266,621
----------------------------------------------------------------------------------------------------------------
3. Interest on Debentures                                                                                125,029
----------------------------------------------------------------------------------------------------------------
4. Other                                                                                                  27,660
----------------------------------------------------------------------------------------------------------------
(2) Commission Expenses                                                                                   57,875
----------------------------------------------------------------------------------------------------------------
1. Commissions Paid                                                                                       42,656
----------------------------------------------------------------------------------------------------------------
2. Commissions on Credit Cards                                                                            14,348
----------------------------------------------------------------------------------------------------------------
3. Other Commission Expenses                                                                                 871
----------------------------------------------------------------------------------------------------------------
(3) Insurance Expenses
----------------------------------------------------------------------------------------------------------------
1. Claims Paid
----------------------------------------------------------------------------------------------------------------
2. Reinsurance Expenses
----------------------------------------------------------------------------------------------------------------
3. Increase in Policy Reserve
----------------------------------------------------------------------------------------------------------------
4. Operating Expenses
----------------------------------------------------------------------------------------------------------------
(4) Other Operating Expenses                                                                             768,249
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                 3RD FY             2ND FY             1ST FY
                    DESCRIPTION                                  AMOUNT             AMOUNT             AMOUNT
----------------------------------------------------------------------------------------------------------------
1. Loss on Sale of Marketable Securities                                                                  51,030
----------------------------------------------------------------------------------------------------------------
2. Loss on Valuation of Marketable Securities                                                             12,648
----------------------------------------------------------------------------------------------------------------
3. Loss on Foreign Currency Trading                                                                       31,002
----------------------------------------------------------------------------------------------------------------
4. Contribution to Fund                                                                                   21,709
----------------------------------------------------------------------------------------------------------------
5. Bad Debt Expense                                                                                      384,443
----------------------------------------------------------------------------------------------------------------
6. Provision for Possible Losses of Acceptances and Guarantees                                             3,268
----------------------------------------------------------------------------------------------------------------
7. Provision for Other Allowance
----------------------------------------------------------------------------------------------------------------
8. Loss on Disposition of Operating Lease Properties
----------------------------------------------------------------------------------------------------------------
9. Depreciation Expense on Operating Lease Properties
----------------------------------------------------------------------------------------------------------------
10. Loss on Derivatives Trading                                                                          247,926
----------------------------------------------------------------------------------------------------------------
11. Other                                                                                                 16,224
----------------------------------------------------------------------------------------------------------------
(5) Selling and Administrative Expenses                                                                  370,629
----------------------------------------------------------------------------------------------------------------
1. Salaries                                                                                              114,429
----------------------------------------------------------------------------------------------------------------
2. Retirement Allowance                                                                                   29,462
----------------------------------------------------------------------------------------------------------------
3. Other Employee Benefits                                                                                71,592
----------------------------------------------------------------------------------------------------------------
4. Rent                                                                                                   12,947
----------------------------------------------------------------------------------------------------------------
5. Entertainment                                                                                           4,341
----------------------------------------------------------------------------------------------------------------
6. Depreciation                                                                                           55,753
----------------------------------------------------------------------------------------------------------------
7. Amortization on Intangible Asset                                                                           28
----------------------------------------------------------------------------------------------------------------
8. Taxes and Dues                                                                                         12,872
----------------------------------------------------------------------------------------------------------------
9. Advertising                                                                                            18,329
----------------------------------------------------------------------------------------------------------------
10. Research
----------------------------------------------------------------------------------------------------------------
11. Other                                                                                                 50,876
----------------------------------------------------------------------------------------------------------------
III. Operating Income                                                                                    120,093
----------------------------------------------------------------------------------------------------------------
IV. Non-Operating Income                                                                                 222,191
----------------------------------------------------------------------------------------------------------------
1. Gain on Sale of Tangible Assets                                                                            77
----------------------------------------------------------------------------------------------------------------
2. Rental Income                                                                                           3,773
----------------------------------------------------------------------------------------------------------------
3. Gain on Sale of Investment Securities                                                                  49,963
----------------------------------------------------------------------------------------------------------------
4. Recovery of Investment Securities Impairment Loss                                                      17,385
----------------------------------------------------------------------------------------------------------------
5. Gain on Valuation of Fund-Invested Money                                                                4,654
----------------------------------------------------------------------------------------------------------------
6. Gain on Sale of Loans                                                                                   1,880
----------------------------------------------------------------------------------------------------------------
7. Amortization on Negative Goodwill                                                                     123,543
----------------------------------------------------------------------------------------------------------------
8. Other                                                                                                  20,917
----------------------------------------------------------------------------------------------------------------
V. Non-Operating Expenses                                                                                 91,134
----------------------------------------------------------------------------------------------------------------
1. Loss on Disposition of Tangible Assets                                                                    137
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                               3RD FY              2ND FY              1ST FY
                    DESCRIPTION                                AMOUNT              AMOUNT              AMOUNT
----------------------------------------------------------------------------------------------------------------
2. Loss on Disposition of Investment Securities                                                           39,308
----------------------------------------------------------------------------------------------------------------
3. Investment Securities Impairment Loss                                                                  26,405
----------------------------------------------------------------------------------------------------------------
4. Loss on Sale of Loans
----------------------------------------------------------------------------------------------------------------
5. Loss on Valuation of Fund-Invested Money                                                               10,991
----------------------------------------------------------------------------------------------------------------
6. Losses on Redemption of Debentures                                                                        807
----------------------------------------------------------------------------------------------------------------
7. Contribution                                                                                            1,061
----------------------------------------------------------------------------------------------------------------
8. Loss on Valuation of Equity Method                                                                      3,246
----------------------------------------------------------------------------------------------------------------
9. Other                                                                                                   9,179
----------------------------------------------------------------------------------------------------------------
10. Loss on Disposition of Equity Securities by the                                                            0
Equity Method
----------------------------------------------------------------------------------------------------------------
VI. Ordinary Income                                                                                      251,150
----------------------------------------------------------------------------------------------------------------
VII. Extraordinary Loss                                                                                      508
----------------------------------------------------------------------------------------------------------------
1. Other Extraordinary Loss                                                                                  508
----------------------------------------------------------------------------------------------------------------
VIII. Income Before Income Tax Expense                                                                   250,642
----------------------------------------------------------------------------------------------------------------
IX. Income Tax Expense                                                                                    29,879
----------------------------------------------------------------------------------------------------------------
X. Net Income                                                                                            220,763
----------------------------------------------------------------------------------------------------------------
XI. Net Loss in Minority Interest)
----------------------------------------------------------------------------------------------------------------
XII. Consolidated Net Income                                                                             220,763
----------------------------------------------------------------------------------------------------------------
(Ordinary Income/Earning per Share)
----------------------------------------------------------------------------------------------------------------
For the year (3rd FY): 1,063 Won/1,063 Won
----------------------------------------------------------------------------------------------------------------
For the previous year(2nd FY): 2,294 Won/2,294 Won)
----------------------------------------------------------------------------------------------------------------
1st FY: 883 Won/882 Won
----------------------------------------------------------------------------------------------------------------
(Diluted Ordinary Income/Earning per Share)
----------------------------------------------------------------------------------------------------------------
For the year (3rd FY): 1,022 Won/1,022 Won
----------------------------------------------------------------------------------------------------------------
For the previous year(2nd FY): 2,294 Won/2,294 Won)
----------------------------------------------------------------------------------------------------------------
1st FY: 883 Won/882 Won
----------------------------------------------------------------------------------------------------------------

            Consolidated Statements of Changes in Shareholders' Equity

            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
            The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)
                     The 1st Fiscal Year (September 1, 2001
                  (Date of Incorporation) ~ December 31, 2001)

                                                                                           (Unit : Million Won)
---------------------------------------------------------------------------------------------------------------
                                                           CONSOLIDATED   CONSOLIDATED
                               CAPITAL     CONSOLIDATED      RETAINED        CAPITAL        MINORITY
         DESCRIPTION            STOCK    CAPITAL SURPLUS     EARNINGS       ADJUSTMENT      INTERESTS    TOTAL
---------------------------------------------------------------------------------------------------------------
 2001.9.1 (Beginning of the
 previous year)
---------------------------------------------------------------------------------------------------------------
 Incorporation of Company by   1,461,721       1,976,650              0                0           0  3,438,371
 the Method of Stock Swap)
---------------------------------------------------------------------------------------------------------------
 Consolidated Net Income               0               0        220,763                0           0    220,763
---------------------------------------------------------------------------------------------------------------
 Subsidiaries                          0               0              0                0           0          0
---------------------------------------------------------------------------------------------------------------
 Changes in Retained                   0               0           -840                0           0       -840
 Earnings
---------------------------------------------------------------------------------------------------------------
 Acquisition of Treasury               0               0              0         -394,475           0   -394,475
                                       0               0              0                0           0          0
---------------------------------------------------------------------------------------------------------------
 Changes in Consolidated               0               0              0             -335           0       -335
 Capital Adjustment
---------------------------------------------------------------------------------------------------------------
 2001.12.31 (End of the        1,461,721       1,976,650        219,923         -394,810           0  3,263,483
 Previous Year)
---------------------------------------------------------------------------------------------------------------
 2002.1.1.(Beginning of the    1,461,721       1,976,650        219,923         -394,810           0  3,263,484
 Previous Year)
---------------------------------------------------------------------------------------------------------------
 Issuance of new stock for            85             -25              0                0           0         60
 cash of Controlling Company
---------------------------------------------------------------------------------------------------------------
 Subsidiaries' Issuance of             0             730              0                0           0        730
 new stock for cash
---------------------------------------------------------------------------------------------------------------
 Subsidiaries' Acquisition             0         -62,939              0                0           0    -62,939
 of treasury
---------------------------------------------------------------------------------------------------------------
 Merger between Subsidiaries           0         -40,110              0                0           0    -40,110
---------------------------------------------------------------------------------------------------------------
 Other Changes in                      0          13,402              0                0           0     13,402
 Consolidated Capital Surplus
---------------------------------------------------------------------------------------------------------------
 Consolidated Net Income               0               0        602,163                0           0    602,163
---------------------------------------------------------------------------------------------------------------
 Dividends                             0               0       -150,812                0           0   -150,812
---------------------------------------------------------------------------------------------------------------
 Changes in Retained                   0               0           -511                0           0       -511
 Earnings of Subsidiaries
---------------------------------------------------------------------------------------------------------------
 Changes in Capital                    0               0              0           15,013           0     15,013
 Adjustment
---------------------------------------------------------------------------------------------------------------
 Net Loss in Minority                  0               0              0                0      -4,419     -4,419
 Interests
---------------------------------------------------------------------------------------------------------------
 Other Changes in Minority             0               0              0                0     325,306    325,306
 Interests
---------------------------------------------------------------------------------------------------------------
 2002.12.31.(End of the        1,461,806       1,887,708        670,763         -379,797     320,887  3,961,367
 Previous Year)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                             CONSOLIDATED    CONSOLIDATED
                                 CAPITAL     CONSOLIDATED      RETAINED        CAPITAL      MINORITY
         DESCRIPTION              STOCK     CAPITAL SURPLUS    EARNINGS       ADJUSTMENT    INTERESTS    TOTAL
---------------------------------------------------------------------------------------------------------------
 2003.1.1.(Beginning of the    1,461,806       1,887,708        670,763         -379,797     320,887  3,961,367
 Year)
---------------------------------------------------------------------------------------------------------------
 Issuance of new stock for       496,724       1,339,756              0                0           0  1,836,480
 cash of Controlling Company
---------------------------------------------------------------------------------------------------------------
 Other Changes in                      0         -26,659              0                0           0    -26,659
 Consolidated Capital Surplus
---------------------------------------------------------------------------------------------------------------
 Consolidated Net Income               0               0        362,988                0           0    362,988
---------------------------------------------------------------------------------------------------------------
 Dividend                              0               0       -157,493                0           0   -157,493
---------------------------------------------------------------------------------------------------------------
 Changes in Retained                   0               0         -4,205                0           0     -4,205
 Earnings of Subsidiaries
---------------------------------------------------------------------------------------------------------------
 Changes in Consolidated               0               0              0         -139,565           0   -139,565
 Capital Adjustment
---------------------------------------------------------------------------------------------------------------
 Net Income in Minority                0               0              0                0      14,044     14,044
 Interests
---------------------------------------------------------------------------------------------------------------
 Other Changes in Minority             0               0              0                0     260,674    260,674
 Interests
---------------------------------------------------------------------------------------------------------------
 2003.12.31.(End of the Year)  1,958,530       3,200,805        872,053         -519,362     595,605  6,107,631
---------------------------------------------------------------------------------------------------------------

           (4)      Consolidated Statements of Cash Flow

                      Consolidated Statements of Cash Flows

            The 3rd Fiscal Year (January 1, 2003 ~ December 31, 2003)
           The 2nd Fiscal Year (January 1, 2002 ~ December 31, 2002)
                     The 1st Fiscal Year (September 1, 2001
                  (Date of Incorporation) ~ December 31, 2001)


---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
I. Cashflows from Operating Activities                               1,497,636        1,544,032         214,793
---------------------------------------------------------------------------------------------------------------
1. Consolidate Net Income for the Period                               362,988          602,163         220,763
---------------------------------------------------------------------------------------------------------------
2. Addition of expense not involving cash outflows                   3,321,059          742,297         693,905
---------------------------------------------------------------------------------------------------------------
a. Other Interest Expenses                                             364,953                           21,952
---------------------------------------------------------------------------------------------------------------
b. Depreciation                                                        139,486           89,064          55,753
---------------------------------------------------------------------------------------------------------------
c. Depreciation of Operating Lease Properties                           35,165           28,225
---------------------------------------------------------------------------------------------------------------
d. Amortization on Intangible Assets                                    43,269           12,328              28
---------------------------------------------------------------------------------------------------------------
e. Bad Debt                                                          1,150,491          192,690         384,443
---------------------------------------------------------------------------------------------------------------
g. Provision for Other Allowance                                         6,151           29,296
---------------------------------------------------------------------------------------------------------------
h. Retirement Allowance                                                 46,003           73,657          29,459
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
i. Loss on Disposition of Marketable Securities                        111,004           69,901          51,030
---------------------------------------------------------------------------------------------------------------
j. Loss on Valuation of Marketable Securities                           53,776           16,280          12,648
---------------------------------------------------------------------------------------------------------------
k. Loss on Disposition of Investment Securities                         33,104          100,705          39,308
---------------------------------------------------------------------------------------------------------------
l. Loss on Valuation of Investment Securities                          103,110          109,279          26,405
---------------------------------------------------------------------------------------------------------------
m. Loss on Valuation of Fund-Invested Money                                                              10,991
---------------------------------------------------------------------------------------------------------------
n. Loss on Valuation of Equity Method                                                       414           3,246
---------------------------------------------------------------------------------------------------------------
o. Loss on Disposition of Tangible Assets                                2,282              394             137
---------------------------------------------------------------------------------------------------------------
p. Loss on Disposal of Operating Lease Properties                        4,385            3,443
---------------------------------------------------------------------------------------------------------------
q. Loss on Foreign Currency Trading                                    133,250            3,645          30,784
---------------------------------------------------------------------------------------------------------------
r. Losses on Redemption of Debentures                                                       476             807
---------------------------------------------------------------------------------------------------------------
s. Allowance for Possible Losses of Acceptances and                                                       3,268
Guarantees
---------------------------------------------------------------------------------------------------------------
t. Loss on Derivatives Trading                                         836,379              968          18,967
---------------------------------------------------------------------------------------------------------------
u. Stock Option                                                         10,911            3,718             735
---------------------------------------------------------------------------------------------------------------
v. Other Miscellaneous Operating Expenses                                1,637                            2,729
---------------------------------------------------------------------------------------------------------------
w. Other Selling and Administrative Expenses                                                              1,215
---------------------------------------------------------------------------------------------------------------
x. Loss on Sale of Loans                                               169,786            7,815
---------------------------------------------------------------------------------------------------------------
y. Amortization of Present Value Premium                                24,770
---------------------------------------------------------------------------------------------------------------
z. Increase in Policy Reserve                                           37,103
---------------------------------------------------------------------------------------------------------------
aa.Net Income in Minority Interest                                      14,044
---------------------------------------------------------------------------------------------------------------
3. Deduction of revenues not involving cash inflows                 -1,586,820         -236,915        -390,191
---------------------------------------------------------------------------------------------------------------
a. Other Interest Income                                                                                 12,318
---------------------------------------------------------------------------------------------------------------
b. Gain on Sale of Marketable Securities                               133,377           89,965          67,644
---------------------------------------------------------------------------------------------------------------
c. Gain on Valuation of Marketable Securities                           32,063            4,238             296
---------------------------------------------------------------------------------------------------------------
d. Gain on Sale of Investment Securities                                89,579           84,089          49,963
---------------------------------------------------------------------------------------------------------------
e. Recovery of Investment Securities Impairment Loss                    15,562           14,192          17,385
---------------------------------------------------------------------------------------------------------------
f. Gain on Valuation of Fund-Invested Money                                               8,613           4,654
---------------------------------------------------------------------------------------------------------------
g. Reversal of Allowance for Bad Debts                                  21,338            2,022             799
---------------------------------------------------------------------------------------------------------------
h. Gain on Sale of Loans                                                 3,684           11,636           1,880
---------------------------------------------------------------------------------------------------------------
i. Gain on Disposition of Tangible Assets                               28,879              788              77
---------------------------------------------------------------------------------------------------------------
j. Gain on Disposal of Property under Operating Lease                    7,232            2,105
---------------------------------------------------------------------------------------------------------------
k. Amortization on Negative Goodwill                                       685              514         123,543
---------------------------------------------------------------------------------------------------------------
l. Reversal of Acceptance and Guarantees Allowance                      35,258            9,418
---------------------------------------------------------------------------------------------------------------
m. Gain on Derivatives Trading                                         858,478            1,271          34,900
---------------------------------------------------------------------------------------------------------------
n. Commissions Received                                                                                       8
---------------------------------------------------------------------------------------------------------------
o. Gain on Foreign Currency Trading                                    251,744            3,645          75,523
---------------------------------------------------------------------------------------------------------------
p. Other Miscellaneous Operating Income                                 16,675                            1,201
---------------------------------------------------------------------------------------------------------------
q. Net Loss in Minority Interest)                                                          4,419
---------------------------------------------------------------------------------------------------------------
r. Reversal of Present Value Discounts                                  19,106
---------------------------------------------------------------------------------------------------------------
s. Amortization of Withholdings Premium                                 38,844
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
t. Amortization of debenture premium                                    28,253
---------------------------------------------------------------------------------------------------------------
u. Reversal of Other Allowance Accounts                                  3,653
---------------------------------------------------------------------------------------------------------------
v. Gain on Valuation Using Equity Method                                 2,410
---------------------------------------------------------------------------------------------------------------
4. Change in assets and liabilities resulting  from                   -599,591          436,486        -309,685
operations
---------------------------------------------------------------------------------------------------------------
a. Decrease (Increase) in Accounts Receivables                       1,152,210        1,062,000        -719,835
---------------------------------------------------------------------------------------------------------------
b. Decrease (Increase) in Advance Payments                            -294,515           19,771        -202,589
---------------------------------------------------------------------------------------------------------------
c. Decrease (Increase) in Prepaid Expenses                               5,734           -9,201          15,925
---------------------------------------------------------------------------------------------------------------
d. Prepaid Expenses in Prepaid Income Taxes                            -10,720             -801              -2
---------------------------------------------------------------------------------------------------------------
e. Decrease in Accrued Income                                           97,841          156,116          79,555
---------------------------------------------------------------------------------------------------------------
f. Increase in Deferred Income Tax Assets                               35,121          -50,151          -6,614
---------------------------------------------------------------------------------------------------------------
g. Payment of Severance Benefits                                       -29,114          -60,720          -9,919
---------------------------------------------------------------------------------------------------------------
h. Increase in Deposits with Insurance Company for Severance           -27,292          -12,492         -32,613
Benefits
---------------------------------------------------------------------------------------------------------------
i. Decrease (Increase) in Transfer to National Pension                     551            2,125             -11
---------------------------------------------------------------------------------------------------------------
j. Increase (Decrease) in Accounts Payable                          -1,245,009       -1,145,478         653,271
---------------------------------------------------------------------------------------------------------------
k. Decrease in Accrued Expenses                                       -326,919         -106,901         -49,276
---------------------------------------------------------------------------------------------------------------
l. Increase (decrease) in Accrued Income Taxes                         -74,519          162,463          -8,401
---------------------------------------------------------------------------------------------------------------
m. Increase(Decrease) in Advance Receipts                               89,059           -2,228           5,513
---------------------------------------------------------------------------------------------------------------
n. Increase (Decrease) in Unearned Revenue                             -19,910            5,971         -37,390
---------------------------------------------------------------------------------------------------------------
o. Increase in Taxes Withheld                                           42,625           34,807             351
---------------------------------------------------------------------------------------------------------------
p. Increase (Decrease) in Deferred income tax credits                     -228          -33,409           2,351
---------------------------------------------------------------------------------------------------------------
q. Decrease in Trading Securities                                        5,494
---------------------------------------------------------------------------------------------------------------
II Cashflows from Investing Activities                              -6,472,550        9,903,317      -1,319,339
---------------------------------------------------------------------------------------------------------------
1. Cash inflows from investing                                      24,010,832        3,067,539       2,809,632
activities
---------------------------------------------------------------------------------------------------------------
a. Decrease in Marketable Securities                                                    384,614         428,390
---------------------------------------------------------------------------------------------------------------
b. Disposition of Investment Securities                             16,274,371        1,390,229          60,241
---------------------------------------------------------------------------------------------------------------
c. Decrease in Loans in Won                                                                              59,159
---------------------------------------------------------------------------------------------------------------
d. Decrease in Loans in Foreign Currency                                                                 13,059
---------------------------------------------------------------------------------------------------------------
e. Decrease in Domestic Import Usance Bills                                                               3,634
---------------------------------------------------------------------------------------------------------------
f. Decrease in Call Loans                                                    -        1,359,616         297,207
---------------------------------------------------------------------------------------------------------------
g. Decrease in Bills Bought in Won                                                                      556,753
---------------------------------------------------------------------------------------------------------------
h. Decrease in Bills Bought in Foreign Currency                        640,197                          285,276
---------------------------------------------------------------------------------------------------------------
i. Decrease in Advances for Customers                                   64,798           23,931          21,224
---------------------------------------------------------------------------------------------------------------
j. Decrease in Bonds Bought under Resale Agreements                    684,700            6,631          83,700
---------------------------------------------------------------------------------------------------------------
k. Decrease in Factoring Loans                                                                              863
---------------------------------------------------------------------------------------------------------------
l. Decrease in Loans for Debt-Equity Swap                              156,951          118,851
---------------------------------------------------------------------------------------------------------------
m. Decrease in Financing Lease Receivables                             188,213                          215,052
---------------------------------------------------------------------------------------------------------------
n. Decrease in Other Loans                                                   -            7,227           8,956
---------------------------------------------------------------------------------------------------------------
o. Disposition of Tangible Assets                                      610,680           80,636          42,305
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
p. Disposition of Intangible Assets                                      1,090               35
---------------------------------------------------------------------------------------------------------------
q. Disposition of Non-Business Use Fixed Assets                                           1,821
---------------------------------------------------------------------------------------------------------------
r. Disposition of Other Fixed Assets                                                        653
---------------------------------------------------------------------------------------------------------------
s. Disposition of Operating Lease Properties                            23,587                            9,165
---------------------------------------------------------------------------------------------------------------
t. Decrease in Guarantee Deposits                                       90,987           69,593              70
---------------------------------------------------------------------------------------------------------------
u. Decrease in Loan to Trust Account                                                                    712,318
---------------------------------------------------------------------------------------------------------------
v. Decrease in Sundry Assets                                           944,806                           12,260
---------------------------------------------------------------------------------------------------------------
w. Increase in Derivative Liabilities                                                     8,316
---------------------------------------------------------------------------------------------------------------
x. Decrease in Investment Securities                                 2,197,657
---------------------------------------------------------------------------------------------------------------
y. Decrease in Credit Card Accounts                                  1,883,623
---------------------------------------------------------------------------------------------------------------
z. Decrease in Cash Management Accounts                                249,172
---------------------------------------------------------------------------------------------------------------
2. Cash outflows from investing                                    -30,483,382      -12,970,857      -4,128,970
activities
---------------------------------------------------------------------------------------------------------------
a. Increase in Marketable Securities                                                                      8,238
---------------------------------------------------------------------------------------------------------------
b. Increase in Investment Securities                                20,427,161        1,974,920         497,375
---------------------------------------------------------------------------------------------------------------
c. Increase in Loans in Won                                          5,507,202        7,338,497       2,699,350
---------------------------------------------------------------------------------------------------------------
d. Increase in Loans in Foreign Currency                               483,464          378,299          55,600
---------------------------------------------------------------------------------------------------------------
e. Increase in Domestic Import Usance Bills                            423,431        1,143,729
---------------------------------------------------------------------------------------------------------------
f. Increase in Call Loans                                              295,439                          225,191
---------------------------------------------------------------------------------------------------------------
g. Increase in Bills Bought in Won                                     141,232          101,410
---------------------------------------------------------------------------------------------------------------
h. Increase in Bills Bought in Foreign Currency                              -          385,243           1,359
---------------------------------------------------------------------------------------------------------------
i. Increase in Advances for Customers                                        -                            7,693
---------------------------------------------------------------------------------------------------------------
j. Increase in Credit Card Accounts                                          -          622,193         335,004
---------------------------------------------------------------------------------------------------------------
k. Increase in Bonds Bought under Resale Agreements                          -                              231
---------------------------------------------------------------------------------------------------------------
l. Increase in Privately Placed Bonds                                  669,261          307,481         103,634
---------------------------------------------------------------------------------------------------------------
m. Increase in Factoring Receivables                                    18,964           31,810          10,913
---------------------------------------------------------------------------------------------------------------
n. Increase in Financing Lease Receivables                                   -           61,065          63,897
---------------------------------------------------------------------------------------------------------------
o. Increase in Terminated Financing Lease Receivables                        -           10,939
---------------------------------------------------------------------------------------------------------------
p. Increase in Other Loans                                                 173                              256
---------------------------------------------------------------------------------------------------------------
q. Increase in Investments                                                   -            1,569
---------------------------------------------------------------------------------------------------------------
r. Increase in Tangible Assets                                         724,345          204,780         105,776
---------------------------------------------------------------------------------------------------------------
s. Increase in Intangible Assets                                         9,870            6,821             232
---------------------------------------------------------------------------------------------------------------
t. Increase in Operating Lease Properties                               34,693           87,349           2,796
---------------------------------------------------------------------------------------------------------------
u. Increase in Guarantee Deposits                                      109,784           88,524           4,659
---------------------------------------------------------------------------------------------------------------
v. Increase in Derivative Assets                                             -           27,549
---------------------------------------------------------------------------------------------------------------
w. Increase in Sundry Assets                                         1,049,322          198,679           6,764
---------------------------------------------------------------------------------------------------------------
x. Decrease in Derivative Liabilities                                  589,041
---------------------------------------------------------------------------------------------------------------
III. Cashflows from Financing Activities                             6,194,314        8,146,681         845,465
---------------------------------------------------------------------------------------------------------------
1. Cash inflows from financing                                      41,132,762       35,014,972       4,897,378
activities
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
a. Increase in Deposits in Won                                       1,806,760        2,437,289       1,768,628
---------------------------------------------------------------------------------------------------------------
b. Increase in Deposits in Foreign Currency                          1,087,676          284,080         486,643
---------------------------------------------------------------------------------------------------------------
c. Increase in Negotiable certificate of deposits                    1,186,446                           79,615
---------------------------------------------------------------------------------------------------------------
d. Increase in Borrowings in Won                                    13,829,740       10,523,052         260,320
---------------------------------------------------------------------------------------------------------------
e. Increase in Borrowings in Foreign Currency                        8,861,502        9,618,190           1,477
---------------------------------------------------------------------------------------------------------------
f. Increase in Bonds Sold under Repurchase Agreements                4,856,950          406,675          54,432
---------------------------------------------------------------------------------------------------------------
g. Increase in Due to Bank of Korea in Foreign Currency                                 580,663
---------------------------------------------------------------------------------------------------------------
h. Increase in Call Money                                                                                45,000
---------------------------------------------------------------------------------------------------------------
i. Issuance of Debentures in Won Currency                            6,808,337        6,384,522         805,575
---------------------------------------------------------------------------------------------------------------
j. Issuance of Debentures in Foreign Currency                          646,465          447,906
---------------------------------------------------------------------------------------------------------------
k. Increase in Borrowings from Trust Accounts                                                           638,249
---------------------------------------------------------------------------------------------------------------
l. Increase in Securities Sold                                           6,755                          441,324
---------------------------------------------------------------------------------------------------------------
m. Increase in Deposits for Letter of Guarantees and Others             54,538        3,589,815          23,378
---------------------------------------------------------------------------------------------------------------
n. Increase in Foreign Exchange Remittances Pending                                      76,633
---------------------------------------------------------------------------------------------------------------
o. Increase in Sundry Liabilities                                    1,056,765          637,296         137,350
---------------------------------------------------------------------------------------------------------------
p. Issuance of new stock for cash                                                         2,007               1
---------------------------------------------------------------------------------------------------------------
q. Sale of Treasury Stock                                                    1            3,176         155,387
---------------------------------------------------------------------------------------------------------------
r. Increase in Minority Interest                                                              -
---------------------------------------------------------------------------------------------------------------
s. Disposal of Capital Stock of Subsidiaries                                             23,668
---------------------------------------------------------------------------------------------------------------
t. Issuance of Common Stock                                             27,648
---------------------------------------------------------------------------------------------------------------
u. Issuance of Preferred Stock                                         900,000
---------------------------------------------------------------------------------------------------------------
v. Increase in Deposits for Stock Subscription                           3,179
---------------------------------------------------------------------------------------------------------------
2. Cash outflows from financing activities                         -34,938,448      -26,868,291      -4,051,912
---------------------------------------------------------------------------------------------------------------
a. Decrease in Deposits in Won                                                                           55,121
---------------------------------------------------------------------------------------------------------------
b. Decrease in Deposits in Foreign Currency                                                             130,504
---------------------------------------------------------------------------------------------------------------
c. Decrease in Negotiable certificate of deposits                                        93,561
---------------------------------------------------------------------------------------------------------------
d. Decrease in Borrowings in Won                                    12,720,479       10,973,617       1,365,816
---------------------------------------------------------------------------------------------------------------
e. Decrease in Borrowings in Foreign Currency                        9,459,701        8,152,056         318,157
---------------------------------------------------------------------------------------------------------------
f. Decrease in Bonds Sold under Repurchase Agreements                5,963,184                          194,359
---------------------------------------------------------------------------------------------------------------
g. Decrease in Bills Sold                                               64,703           51,469         620,114
---------------------------------------------------------------------------------------------------------------
h. Decrease in Due to Bank of Korea in Foreign Currency                 17,117          645,126          21,487
---------------------------------------------------------------------------------------------------------------
i. Decrease in Call Money                                              446,667          146,524         382,774
---------------------------------------------------------------------------------------------------------------
j. Redemption of Debentures in Won Currency                          5,553,602        1,965,899          27,807
---------------------------------------------------------------------------------------------------------------
k. Redemption of Debentures in Foreign Currency                        201,666          347,213         222,817
---------------------------------------------------------------------------------------------------------------
l. Decrease in Allowance for Possible Losses of Acceptances                                               7,800
and Guarantees
---------------------------------------------------------------------------------------------------------------
m. Decrease in Borrowings from Trust Accounts                          242,957          378,767
---------------------------------------------------------------------------------------------------------------
n. Decrease in Foreign Exchange Remittances Pending                     77,581                           19,876
---------------------------------------------------------------------------------------------------------------
o. Decrease in Securities Sold                                                           12,461         428,867
---------------------------------------------------------------------------------------------------------------
p. Decrease in Deposits for Letter of Guarantees and Others                           3,556,324          10,301
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                         DESCRIPTION                                   3RD FY           2ND FY          1ST FY
---------------------------------------------------------------------------------------------------------------
q. Decrease in Deposits for Stock Subscription                                           21,710         240,831
---------------------------------------------------------------------------------------------------------------
r. Decrease in Sundry Liabilities                                                                         4,797
---------------------------------------------------------------------------------------------------------------
s. Disbursement of Dividend Payables                                   159,616          150,359             484
---------------------------------------------------------------------------------------------------------------
t. Acquisition of Treasury                                                  26          373,180
---------------------------------------------------------------------------------------------------------------
u. Cash Outflows from Stock Swap on a Small Scale                                            26
---------------------------------------------------------------------------------------------------------------
v. Disbursement of Debentures Expenses                                   9,541
---------------------------------------------------------------------------------------------------------------
w. Disbursement of Stock issue costs                                    21,608
---------------------------------------------------------------------------------------------------------------
IV. Increase (Decrease) in Cash ([ ]+ [ ]+ [ ])                      3,571,146          490,989        -259,081
---------------------------------------------------------------------------------------------------------------
V. Increase in Cash from Change of Scope subject to                  2,351,746          703,594       2,615,226
Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------
VI. Cash at Beginning of the Year                                    2,847,134        2,356,145               -
---------------------------------------------------------------------------------------------------------------
VII. Cash at End of the Year                                         6,418,280        2,817,134       2,356,145
---------------------------------------------------------------------------------------------------------------

D.         Companies Excluded from the Consolidated Financial Statements

           As of the end of 2003: e-Shinhan Inc., Shinhan Credit Information Co., Ltd, Shinhan Macquarie Financial Advisory Co., Ltd.
           (from among the subsidiaries)

5.         Financial Status per Business Division

           -         N/A




IV.        AUDITOR'S OPINION

1.         AUDITOR'S (CPA) OPINION. ETC.

A.         Auditor


         4TH FY (SEMI-ANNUAL)        3RD FY (SEMI-ANNUAL)              3RD FY                   2ND FY
         -----------------------------------------------------------------------------------------------------
         Samjong Accounting Corp.    Samjong Accounting Corp.   Samjong Accounting Corp.    Ahnkwon Co., Ltd.
         -----------------------------------------------------------------------------------------------------

B.         Auditor's Opinion

                  FISCAL YEAR                             AUDITOR'S OPINION AND OTHER COMMENTS
         -------------------------------------------------------------------------------------------
             4TH FY (SEMI-ANNUAL)                                 Unqualified opinion
         -------------------------------------------------------------------------------------------
             3RD FY (SEMI-ANNUAL)                                 Unqualified opinion
         -------------------------------------------------------------------------------------------
                    3RD FY                                        Unqualified opinion
         -------------------------------------------------------------------------------------------
                    2ND FY                                        Unqualified opinion
         -------------------------------------------------------------------------------------------

C.         Summary of Particular Comments

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                (1)   Changes in Subsidiary
                                      As described in Note 1 to the semi-annual
                                      financial statements, the Company resolved a
                                      tender off of stock and the share swap to include
                                      Chohung Bank, a subsidiary of the Company as its
                                      wholly-owned subsidiary through the resolution of
                                      the Board of Directors Meeting on April 12, 2004.
                                      Pursuant thereto, through the public notice on
                                      April 20, 2004, the Company made a tender offer of
                                      shares representing 3.77% among 18.85% of
                                      ownership interest, at KRW 3,500 per share for the
                                      period from April 26, 2004 to May 17, 2004. The
                                      Company made an off-setting purchase of 15.08% of
                                      ownership interest at the price of KRW 3,067 per
                                      share from May 25, 2004 to June 3, 2004 through
                                      the resolution of the extraordinary general
                                      meeting of shareholders of Chohung Bank on May 24,
                                      2004. Also the Company completed the share swap
                                      (swap rate: 1 share of Chohung Bank to 0.1354
                                      share of the Company) of the remaining shares on
                                      June 22, 2004. Thus, Chohung Bank was classified
                                      as a wholly-owned subsidiary. Pursuant to the
                                      share swap of the shares subject to the exercise
                                      of appraisal right of the shareholders of Chohung
                                      Bank who opposed to the share swap (66,363,126
                                      shares on the basis of the shares of Chohung
                                      Bank), Chohung Bank held 8,985,567 shares of
                                      common stock in the Company. In addition, the
                                      Company terminated the joint alliance in the
                                      credit information sector with LSH Holdings and
                                      acquired 49% of the ownership interest in Shinhan
                                      Credit Information Co., Ltd. held by LSH Holdings
                                      on May 21, 2004 and it became a wholly-owned
4TH FY (SEMI-ANNUAL)                  subsidiary of the Company.

                                (2)   Credits and Securities for LG Card Co., Ltd.
                                      As described in Note 4 to the semi-annual
                                      financial statements, as of the end of this half,
                                      Shinhan Bank and Chohung Bank, the subsidiaries,
                                      are holding loans provided to and securities
                                      issued by LG Card Co., Ltd., which has been
                                      controlled by creditor banks due to its liquidity
                                      crisis, amounting to KRW 273,517 million and KRW
                                      235,408 million, respectively. Actual amount of
                                      collection from these loans and securities may
                                      differ from the management's assessments. The
                                      impact of the uncertainty on the financial
                                      position of the Company is not reflected when
                                      applying the equity method to Shinhan Bank and
                                      Chohung Bank. Additionally, Shinhan Bank and
                                      Chohung Bank, the subsidiaries, newly provided
                                      fund amounting to KRW 81,000 million and KRW
                                      73,400 million, respectively, during this period,
                                      and made debt-equity swap on July 28, 2004, after
                                      the balance sheet date.

                                (3)   Loans to SK Networks Held by Subsidiaries
                                      As described in Note 4 to the semi-annual
                                      financial statements, Shinhan Bank and Chohung
                                      Bank, subsidiaries of the Company, are holding
                                      loans (including securities and guarantees and
                                      acceptances) provided to

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                      and securities issued by SK Networks Co., Ltd.,
                                      which has been controlled by creditor banks
                                      amounting to KRW 367,257 million and KRW 306,031
                                      million, respectively. As regards to those loans
                                      and securities, they provide allowances for loan
                                      losses amounting to KRW 43,636 million and KRW
                                      42,319 million, respectively. Actual losses on
                                      these loans and securities may differ materially
                                      from the management's assessments. The impact of
                                      the uncertainty on the financial position of the
                                      Company is not reflected when applying the equity
                                      method to Shinhan Bank and Chohung Bank.

                                (4)   Related Party Transaction
                                      As described in Note 8 to the semi-annual
                                      financial statements, the Company recorded KRW
                                      58,502 million of operating revenue (representing
                                      10.61% of the Company's total operating revenue)
                                      for this half through its transactions with
                                      related parties including Shinhan Card Co., Ltd.
                                      and KRW 2,088,179 million of receivables
                                      (representing 23.1% of the Company's total assets)
                                      as of the end of this half.


                                (5)   Disposition of Stock Held by Subsidiaries
                                      As described in Note 1 to the semi-annual
                                      financial statements, on March 3, 2004, Shinhan
                                      Bank, a subsidiary, sold 29,873,295 shares (10.2%)
                                      of total outstanding shares in the Company at KRW
                                      627,339 million (KRW 21,000 per share), through
                                      after-hour block trading.

                                (6)   Change of Accounting
                                      As described in Note 2 to the financial
                                      statements, the Company adopted Statements of
                                      Korea Accounting Standards ("SKAS") Nos. 10, 12
                                      and 13, effective from the first fiscal year
                                      beginning after December 31, 2003, and early
                                      adopted SKAS No. 15, effective from the first
                                      fiscal year beginning after December 31, 2004, to
                                      prepare this semi-annual financial statements. The
                                      annual and semi-annual financial statements for
                                      the prior FY, marked comparatively with this
                                      semi-annual financial statement due to the
                                      application of SKAS No. 15, was reclassified
                                      pursuant to the accounting titles of this
                                      semi-annual financial statement.

                                (7)   Contingent Events
                                      As described in No. 11 to the semi-annual
                                      financial statements, on July 9, 2003, the Company
                                      made an agreement with the Korea Deposit Insurance
                                      Corporation ("KDIC") to acquire 543,570,144 shares
                                      (80.04% of total outstanding shares) in Chohung
                                      Bank. In accordance with the agreement, the
                                      Company purchased 266,349,371 shares among the
                                      total number of shares in exchange for the
                                      Company's shares on August 18, 2003 and the
                                      remaining 277,220,773 shares in cash on August 19,
                                      2003. The acquisition of the aforementioned shares
                                      was accounted for using the purchase method, and
                                      the acquisition cost of the shares and goodwill
                                      were KRW 1,857,983 million and KRW

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                      840,244 million, respectively. Additionally, with
                                      respect to the foregoing acquisition, there is a
                                      provision of paying the contingent purchase prices
                                      to the KDIC related to changes of fair value of
                                      Chohung Bank's assets and liabilities and its
                                      profit and loss in the future. Accordingly, the
                                      Company would be required to pay contingent
                                      purchase prices to the KDIC at the maximum amount
                                      of KRW 652,284 million related to Asset Indemnity
                                      Payment, KRW 166,516 million related to General
                                      Indemnity Payment and additional Earn Out Payment
                                      based on net income of Chohung Bank in future
                                      periods. These contingent purchase prices are not
                                      included in the acquisition cost on the date of
                                      acquisition, for the possibility of occurrence or
                                      the amount of the contingent purchase is not
                                      reasonably determinable or quantified.
-------------------------------------------------------------------------------------
                                (1)   Changes in Subsidiary
                                      As described in Note 1 to the semi-annual
                                      financial statements, on June 18, 2003, the
                                      Company sold 294,000 shares (49%) in Shinhan
                                      Credit Information Co., Ltd. to LSH Holdings.

                                (2)   Change of Accounting
                                      As described in Note 1 to the semi-annual financial
                                      statements, the Company adopted SKAS No. 2 through
                                      No. 9 in preparing this semi-annual financial
                                      statements, as it is obligated to apply from this
                                      half of FY. Such change of accounting policy seems
                                      reasonable, while, SKAS No. 6 "Events Occurring
                                      after the Balance Sheet Date" has been adopted
                                      since the prior year with encouraged earlier
                                      application. The cumulative effect on the assets
                                      or liabilities due to the change of accounting
                                      standards was reflected to the un-appropriated
                                      retained earning carried over from prior years.
                                      The financial statements for the prior FY, marked
                                      comparatively, was classified pursuant to the
                                      existing standards and the change was not applied
                                      retroactively, unless specifically required by the
                                      amended standards.

                                (3)   Loans to SK Global Co., Ltd. Held by Subsidiaries
                                      As described in Note 4 to the semi-annual financial
                                      statements, Shinhan Bank, a subsidiary of the
                                      Company, is holding loans (including securities
                                      and guarantees and acceptances) provided to and
                                      securities issued by SK Global Co., Ltd. amounting
3RD FY (SEMI-ANNUAL)                  to KRW 505,532 million.  As regards to those loans
                                      and securities, Shinhan Bank provides KRW 223,678
                                      million of allowance for loan losses and recorded
                                      KRW 4,677 million of impairment loss on
                                      available-for-sale securities, in accordance with
                                      the standards for provision of allowances of Shinhan
                                      Bank.  Actual losses on these loans and
                                      securities may differ materially from the
                                      management's assessments.  The impact of the
                                      uncertainty on the financial position of the
                                      Company is not reflected when applying the equity
                                      method to Shinhan Bank.

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                (4)    Related Party Transaction
                                       As described in Note 9 to the semi-annual
                                       financial statements, the Company recorded KRW
                                       42,280 million of operating revenue (representing
                                       27.1% of the Company's total operating revenue)
                                       for this half through its transactions with
                                       related parties including Shinhan Card Co., Ltd.
                                       and KRW 2,045,723 million of receivables
                                       (representing 34.3% of the Company's total assets)
                                       as of the end of this half year.

                                (5)    Major Events after Interim Financial Statement Date
                                       As described in Note 24 to the semi-annual
                                       financial statements, the Company resolved to
                                       acquire 543,570,144 shares of Chohung Bank (80.04%
                                       of total outstanding shares) at the price of
                                       maximum KRW 6,200 per share, through the
                                       resolution of the Board of Directors Meeting on
                                       June 21, 2003. On July 9, 2003, the Company
                                       executed a share purchase agreement with the Korea
                                       Deposit Insurance Corporation.

-------------------------------------------------------------------------------------
                                (1)    Changes in Subsidiary
                                       As described in Notes 1 and 5 to the quarterly
                                       financial statements, on July 9, 2003, the Company
                                       made an agreement with the Korea Deposit Insurance
                                       Corporation ("KDIC") to acquire 543,570,144 shares
                                       (80.04% of total outstanding shares) in Chohung
                                       Bank. In accordance with the agreement, the
                                       Company purchased 266,349,371 shares among the
                                       total number of shares in exchange for the
                                       Company's shares on August 18, 2003 and the
                                       remaining 277,220,773 shares in cash on August 19,
                                       2003. The acquisition of the aforementioned shares
                                       was accounted for using the purchase method, and
                                       the acquisition cost of the shares and goodwill
                                       were KRW 1,856,593 million and KRW 803,589
3RD FY                                 million, respectively. Additionally, with respect
                                       to the foregoing acquisition, there is a provision
                                       of paying additional considerations to the KDIC
                                       related to changes of fair value of Chohung Bank's
                                       assets and liabilities and its profit and loss in
                                       the future. Accordingly, the Company would be
                                       required to pay contingent consideration to the
                                       KDIC at the maximum amount of KRW 652,284 million
                                       related to Asset Indemnity Payment, KRW 166,516
                                       million related to General Indemnity Payment and
                                       additional Earn Out Payment based on earnings of
                                       Chohung Bank in future periods. These contingent
                                       considerations are not included in the acquisition
                                       cost on the date of acquisition, for the
                                       possibility of occurrence or the amount is not
                                       reasonably determinable or quantified. In
                                       addition, on June 18, 2003, the Company sold
                                       294,000 shares (49%) in Shinhan Credit Information
                                       Co., Ltd. to LSH Holdings LLC.

                                (2)    Listing on the New York Stock Exchange
                                       As described in Note 1 to the quarterly financial
                                       statements, the Company was registered with the
                                       U.S. Securities and Exchange Commission on
                                       September 16, 2003 and the Company's American

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                       Depository Shares were listed on the New York
                                       Stock Exchange on the same day.

                                (3)    Loans to SK Networks (Formerly known as SK Global Co., Ltd.)
                                       Held by Subsidiaries
                                       As described in Note 4 to the quarterly financial
                                       statements, Shinhan Bank and Chohung Bank,
                                       subsidiaries of the Company, are holding loans
                                       (including securities and guarantees and
                                       acceptances) provided to and securities issued by
                                       SK Networks Co., Ltd. (formerly known as SK Global
                                       Co., Ltd.) amounting to KRW 473,912 million and
                                       KRW 346,332 million, respectively, as of the end
                                       of this quarter. As regards to those loans and
                                       securities, Shinhan Bank provides KRW 225,430
                                       million of allowance for loan losses and recorded
                                       KRW 4,768 million of impairment loss on
                                       available-for-sale securities, and Chohung Bank
                                       provides KRW 133,498 million of allowance for loan
                                       losses. Actual losses on these loans and
                                       securities may differ materially from the
                                       management's assessments. The impact of the
                                       uncertainty on the financial position of the
                                       Company is not reflected when applying the equity
                                       method to Shinhan Bank and Chohung Bank.

                                (4)    Credits and Securities for Credit Card
                                       Companies Including LG Card Co., Ltd.
                                       As described in Note 4 to the financial
                                       statements, Shinhan Bank, Chohung Bank and Good
                                       Morning Shinhan Securities Co., Ltd. are holding
                                       loans provided to and securities issued by LG Card
                                       Co., Ltd., which has been controlled by creditor
                                       banks due to its liquidity crisis, amounting to
                                       KRW 189.3 billion, KRW 172.9 billion and KRW 22.6
                                       billion, respectively as of December 31, 2003.
                                       Actual losses on these loans and securities may
                                       differ materially from the management's
                                       assessments. The impact of the uncertainty on the
                                       financial position of the Company is not reflected
                                       when applying the equity method to the foregoing
                                       subsidiaries. Additionally, Shinhan Bank and
                                       Chohung Bank have agreed with creditor banks to
                                       provide additional capital, amounting to KRW 81.3
                                       billion and KRW 73.4 billion, respectively.

                                (5)    Related Party Transaction
                                       As described in Note 10 to the non-consolidated
                                       financial statements, the Company recorded KRW
                                       97,787 million of operating revenue (representing
                                       20.1% of the Company's total operating revenue)
                                       for the year ended December 31, 2003 through its
                                       transactions with related parties including
                                       Shinhan Card Co., Ltd. and KRW 1,976,841 million
                                       of receivables (representing 23.8% of the
                                       Company's total assets) as of December 31, 2003.

                                (6)    Transactions after the Balance Sheet Date
                                       As described in Note 1 to the financial
                                       statements, on March 3, 2004,

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                       Shinhan Bank, a subsidiary, sold 29,873,295 shares
                                       (10.2%) of total outstanding shares in the Company
                                       at KRW 627,339 million (KRW 21,000 per share),
                                       through after-hour block trading.

                                (7)    Change of Accounting
                                       As described in Note 2 to the financial
                                       statements, the Company adopted Statements of
                                       Korea Accounting Standards ("SKAS") Nos. 2 through
                                       9, effective from the first fiscal year beginning
                                       after December 31, 2002, while, SKAS No. 6,
                                       "Events Occurring after the Balance Sheet Date"
                                       has been adopted since the year ended December 31,
                                       2002 with encouraged earlier application.

-------------------------------------------------------------------------------------
2ND FY                          (1)    Changes in Subsidiary
                                       As described in Note 1 to the financial
                                       statements, on April 4, 2002, the Company took
                                       over a 51% share of Jeju Bank from the Korea
                                       Deposit Insurance Corporation ("KDIC") pursuant to
                                       the share purchase agreement with the KDIC and its
                                       percentage of ownership subsequently increased to
                                       62% with the acquisition of additional common
                                       shares at KRW 20,177 million on July 5th of the
                                       same year. In addition, on June 1, 2002, Shinhan
                                       Card Co., Ltd. was established as 100% subsidiary
                                       of the Company through the spin-off of Shinhan
                                       Bank's credit card division, and on July 8, 2002,
                                       Shinhan Credit Information Co., Ltd. was
                                       established as a 100% subsidiary of the Company
                                       with KRW 3 billion of initial capital stock. On
                                       October 1, 2002, SH&C Life Insurance Co., Ltd. was
                                       established under a joint venture agreement with
                                       KRW 30 billion of initial capital stock and the
                                       Company owns 3,000,001 shares (50% of total
                                       outstanding shares + 1 share). Additionally, on
                                       June 18, 2002, the Company acquired a 29% share of
                                       Good Morning Securities Co., Ltd., and on July 31,
                                       2002, Good Morning Securities Co., Ltd. was merged
                                       with Shinhan Securities Co., Ltd., which was one
                                       of subsidiaries of the Company, at the exchange
                                       rate of 1.9976 Good Morning Securities Co., Ltd.
                                       shares for each Shinhan Securities Co., Ltd.
                                       share, and renamed to Good Morning Shinhan
                                       Securities Co., Ltd. In addition, on October 24,
                                       2002, the Company sold 3,999,999 shares (50% of
                                       total outstanding shares - 1 share) of Shinhan BNP
                                       Paribas Investment Trust Management Co., Ltd.
                                       (formerly known as Shinhan Investment Trust
                                       Management Co., Ltd.) to BNP Paribas Asset
                                       Management.

                                (2)    Use of Other Reports When Applying the Equity Method
                                       As described in Note 4 to the financial
                                       statements, the Company used the financial
                                       statements that were reviewed or audited by other
                                       accountants in applying the equity method of
                                       accounting to Good Morning Shinhan Securities Co.,
                                       Ltd. and Jeju Bank. Those statements reflect total
                                       investment securities and operating revenues upon
                                       the equity method of accounting as KRW 578,258
                                       million (12.1% of total assets of the Company) and
                                       KRW 5,934 million (1.0% of total

ACCOUNTING PERIOD                          PARTICULAR COMMENTS (OR REFERENCES)
-------------------------------------------------------------------------------------
                                       operating revenue of the Company).

                                (3)    Loans to SK Networks (Formerly known as
                                       SK Global Co., Ltd.) Held by Subsidiary
                                       As described in Note 4 to the financial
                                       statements, Shinhan Bank, a subsidiary,
                                       is holding KRW 461,867 million of loans
                                       (including guarantees and acceptances)
                                       provided to SK Global Co., Ltd. that
                                       recently confirmed its accounting fraud.
                                       Actual losses on these loans in the
                                       future may differ materially from the
                                       management's assessments. The financial
                                       statements do not reflect the impact of
                                       the uncertainty on the financial position of the Company, for the equity method of accounting.

                                (4)    Related Party Transaction
                                       As described in Note 9 to the financial
                                       statements, the Company recorded KRW 24,670
                                       million of operating revenue for the year then
                                       ended through transactions with its related party
                                       including Shinhan Capital Co., Ltd. and KRW
                                       793,336 million of receivables as of December 31,
                                       2002.

                                (5)    Early Application of the Korea Accounting Standards No. 6
                                       As described in Note 2 to the financial
                                       statements, the Company adopted the Statement of
                                       Korea Accounting Standards (SKAS) No. 6, "Events
                                       Occurring after the Balance Sheet Date", in
                                       preparation for financial statements as of and for
                                       the year ended December 31, 2002. The adoption of
                                       SKAS No. 6 had no effects on earnings for the year
                                       ended December 31, 2002 and resulted in a decrease
                                       in liabilities and an increase in stockholders'
                                       equity, amounting to KRW 157,492 million,
                                       respectively. According to the adoption of the new
                                       statement, the Company amended financial
                                       statements of 1st FY, presented herein for
                                       comparative purposes, and its liabilities
                                       decreased and stockholders' equity increased,
                                       amounting to KRW 150,812 million, respectively.

2.         AUDITOR'S OPINION REGARDING CONSOLIDATED BALANCE SHEET

A.         Auditor

                3RD FY                             2ND FY                          1ST FY
       ------------------------------------------------------------------------------------------
       Samjong Accounting Corp.            Samjong Accounting Corp.          Ahnkwon Co., Ltd.
       ------------------------------------------------------------------------------------------

B.         Consolidated Auditor's Opinion

            FISCAL YEAR                             AUDITOR'S OPINION AND OTHER COMMENTS
       ------------------------------------------------------------------------------------------
       3rd FY                                               Unqualified opinion
       ------------------------------------------------------------------------------------------
       2nd FY                                               Unqualified opinion
       ------------------------------------------------------------------------------------------
       1st FY                                               Unqualified opinion
       ------------------------------------------------------------------------------------------

C.         Summary of Particular Comments

FISCAL YEAR                                     PARTICULAR COMMENTS
-------------------------------------------------------------------------------------------------
3RD FY        (1)    Changes in Consolidated Subsidiaries and Companies Subject to Equity Method
                     As described in Notes 1 and 4 to the consolidated financial statements, on
                     July 9, 2003, the Company made an agreement with the Korea Deposit
                     Insurance Corporation ("KDIC") to acquire 543,570,144 shares (80.04% of total outstanding shares) in Chohung Bank.  In accordance with the agreement, the Company purchased 266,349,371 shares among the total number of shares in exchange for the Company's shares on August 18, 2003 and the remaining 277,220,773 shares in cash on August 19, 2003.  The acquisition of the aforementioned shares was accounted for using the purchase method, and the acquisition cost of the shares and goodwill were KRW 1,857,983 million and KRW 840,244 million, respectively. Additionally, with respect to the foregoing acquisition, there is a provision of paying additional considerations to the KDIC related to changes of fair value of Chohung
                     Bank's assets and liabilities and its profit and loss in the future.
                     Accordingly, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of KRW 652,284 million related to Asset
                     Indemnity Payment, KRW 166,516 million related to General Indemnity
                     Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. These contingent considerations are not included in the acquisition cost on the date of acquisition, for the possibility of occurrence or the amount is not reasonably determinable or quantified. On
                     December 30, 2003, its percentage of ownership subsequently increased to
                     81.15% through additional equity acquisition at KRW 200,000 million.  In addition, on June 18, 2003, the Company sold 294,000 shares of total outstanding shares (49%) in Shinhan Credit Information Co., Ltd. to LSH
                     Holdings LLC.

              (2)    Listing on the New York Stock Exchange
                     As described in Note 1 to the consolidated financial statements, the Company was registered with the U.S. Securities and Exchange Commission on September 16,
                     2003 and the Company's American Depository Shares were listed on the New York
                     Stock Exchange on the same day.

              (3)    Loans to SK Networks (Formerly known as SK Global Co., Ltd.) Held by Subsidiaries
                     As described in Note 29 to the consolidated financial statements,
                     Shinhan Bank and Chohung Bank, subsidiaries of the Company, are holding loans
                     (including securities and guarantees and acceptances) provided to and securities issued by SK Networks Co., Ltd. (formerly known as SK Global

FISCAL YEAR                                     PARTICULAR COMMENTS
-------------------------------------------------------------------------------------------------
                     Co., Ltd.) amounting to KRW 396,058 million and KRW 303,011 million, respectively as of December 31, 2003. As regards to those loans and securities, Shinhan Bank provides KRW 110,982 million of allowance for loan losses and recorded KRW 1,178 million of impairment loss on available-for-sale securities, and Chohung
                     Bank provides KRW 93,784 million of allowance for loan losses.
                     Actual losses on these loans and securities may differ materially from the management's assessments. The impact of the uncertainty on the financial position of the Company is not reflected when applying the equity method to Shinhan Bank and Chohung Bank.

              (4)    Credits and Securities for Credit Card Companies Including LG Card Co., Ltd.
                     As described in Note 29 to the consolidated financial statements,
                     Shinhan Bank, Chohung Bank and Good Morning Shinhan Securities
                     Co., Ltd. are holding loans provided to and securities issued by
                     LG Card Co., Ltd., which has been controlled by creditor banks due to its liquidity crisis, amounting to KRW 189.3 billion, KRW
                     172.9 billion and KRW 22.6 billion, respectively, as of December
                     31, 2003. Actual losses on these loans and securities may differ materially from the management's assessments. The impact of the uncertainty on the financial position of the Company is not reflected when applying the equity method to the foregoing subsidiaries. Additionally, Shinhan Bank and Chohung Bank have agreed with creditor banks to provide additional capital,
                     amounting to KRW 81.3 billion and KRW 73.4 billion, respectively.

              (5)    Transactions after the Balance Sheet Date
                     As described in Note 1 to the consolidated financial statements, on March 3, 2004, Shinhan Bank, a subsidiary, sold 29,873,295 shares (10.2%) of total outstanding shares in the Company at KRW
                     627,339 million (KRW 21,000 per share), through after-hour block trading.

              (6)    Change of Accounting
                     As described in Note 2 to the consolidated financial statements, the
                     Company adopted Statements of Korea Accounting Standards ("SKAS") Nos. 2
                     through 9, effective from the first fiscal year beginning after December
                     31, 2002, while, SKAS No. 6, "Events Occurring after the Balance Sheet Date"
                     has been adopted since the year ended December 31, 2002 with encouraged earlier application.
-------------------------------------------------------------------------------------------------
2ND FY        (1)    Change of Consolidated Companies
                     As described in Note 1 to the accompanying consolidated financial statements, on April 4, 2002, the Company took over shares of
                     Jeju Bank and on June 1, 2002, Shinhan Card Co., Ltd. was
                     established through the spin-off of Shinhan Bank's credit card division. Additionally, on June 18, 2002, the Company acquired shares of Good Morning Securities Co., Ltd., and on July 31,
                     2002, Good Morning Securities Co., Ltd. was merged with

FISCAL YEAR                                     PARTICULAR COMMENTS
-------------------------------------------------------------------------------------------------
                     Shinhan Securities Co., Ltd (renamed to Good Morning Shinhan
                     Securities Co., Ltd. after such merger). On October 1, 2002, SH&C
                     Life Insurance Co., Ltd. was established under the joint venture agreement. According to the change of consolidated companies mentioned above, assets, capital, operating income and net earnings as of and for the year ended December 31, 2002 increased by KRW 3,401,577 million, KRW 722,190 million, KRW 469,421 million and KRW 246 million, respectively than when the
                     consolidated companies were not included in the consolidated balance sheet.

              (2)    Early Application of the Korea Accounting Standards No. 6
                     As described in Note 2 to the consolidated financial statements, the Company adopted the Statement of Korea Accounting Standards
                     (SKAS) No. 6, "Events Occurring after the Balance Sheet Date", in preparation for financial statements as of and for the year ended
                     December 31, 2002. The adoption of SKAS No. 6 had no effects on earnings for the year ended December 31, 2002 and resulted in a decrease in liabilities and an increase in stockholders' equity, amounting to KRW 157,492 million, respectively. According to the adoption of the new statement, the Company amended financial statements of 1st FY, presented herein for comparative purposes, and its liabilities decreased and stockholders' equity increased, amounting to KRW 150,812 million, respectively.

              (3)    Loans to SK Networks (Formerly known as SK Global Co., Ltd.) Held by Subsidiary
                     As described in Note 4 to the financial statements, Shinhan Bank, a subsidiary, is holding KRW 461,867 million of loans (including guarantees and acceptances) provided to SK Global Co., Ltd. that recently confirmed its accounting fraud. Actual losses on these loans in the future may differ materially from the management's assessments. The financial statements do not reflect the impact of the uncertainty on the financial position of the Company, for the equity method of accounting.
-------------------------------------------------------------------------------------------------

1ST FY        (1)    Re-issuance of the Audit Report
                     The Auditor has audited the accompanying financial statements of the fiscal year that ends as of December 31, 2001 and issued the
                     Audit Report on January 25, 2002. However, dividend ratio and accrued dividends under the financial statements attached to the
                     Audit Report of the same date were amended according to
                     resolutions at the shareholders' meeting, held on March 20, 2002.
                     Accordingly, the Audit Report was reissued upon reflecting such amendments.

              (2)    Uncertainty in Economic Conditions
                     The operations of the Company have been affected, and may
                     continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia pacific region. The ultimate effect of these
                     uncertainties of the financial position of the

FISCAL YEAR                                     PARTICULAR COMMENTS
-------------------------------------------------------------------------------------------------
                     Company as of December 31, 2001 cannot presently be determined.
                     Therefore, any amendments related to the foregoing uncertainties have not been reflected in the Company's financial statements.

3.     OTHERS

        -       N/A


V.     STATUS OF CORPORATE GOVERNANCE AND AFFILIATES, ETC.

1.     OUTLINE OF CORPORATE GOVERNANCE

A.     Matters relating to Board of Directors

       (1) Matters concerning Organization of Board of Directors

           (A)  Authority of Board of Directors

                (1) The board of directors shall approve the managerial strategy and goal of the company and its subsidiaries and oversee its performance.

                (2) The board of directors shall have environment and system for the risk management consistent with the business strategy of the company and its subsidiaries.

       **  Resolutions, etc.

                (1) Matters relating to convening of the general meeting of shareholders

                (2) Matters relating to agendas to be submitted to the general meeting of shareholders

                (3) Matters relating to establishment and alteration or abolition of important regulations

                      a. Regulations of the board of directors, regulations of committee within the board of directors, regulations on the management operation and regulations on the management for the operation of subsidiaries

                      b. Other important regulations deemed necessary by the resolution of the board of directors

                (4)   Matters relating to basic operation

                     a. Establishment and approval of the company's business plan containing the subsidiaries' business plan

                     b. Approval on the budget including the compensation for directors, management and employees and closing

                     c.   Change of shares and capital

               (5)   Matters relating to including and excluding of subsidiaries

               (6)   Matters relating to the corporate governance structure

               (7)   Matters relating to directors, etc.

                     a. Appointment and dismissal of the management other than the representative director & chairman, representative director & president, vice-president and other non-director management

                     b. Establishment of committee and appointment and dismissal of the members of committee (except the appointment and dismissal of the members of audit committee)

                     c. Determination of the compensation for the director to the extent authorized by the general meeting of shareholders

                     d. Approval on the transactions between directors and the company

               (8)   Matters relating to material contracts, etc.

                     a. Capital contribution exceeding 1/100 of equity capital for each case

                     b. Fund raising to provide to subsidiaries, etc. exceeding 3/100 of equity capital for each case

                     c. Matters relating to strategic alliance or agreements for the comprehensive business alliance with foreign financial institutions and participation in capital

               (9) Matters relating to entrustment of counsel, honorary director and advisor

               (10)  Matters specially submitted by committee or president

               (11) Other matters that shall be determined by the Board of Directors under the laws and regulations or the articles of incorporation

       (B) Whether personal information on director candidates was announced prior to the General Meeting of Shareholders and whether they were recommended by shareholders

              Announced on March 8, 2004 in accordance with Paragraph 2 of
              Article 191-10 of the Securities and Exchange Act

              -- Director and Outside Director Candidates (Public announcement on March 8, 2004)

                                                                                          DETAILS OF
                                                                                         TRANSACTIONS
                                                                                           WITH THE
                                                                                          COMPANY FOR    RELATIONSHIP
                   NAME                                                                     RECENT           WITH
                  (DATE          TERM OF                                                    THREE (3)       LARGEST
CLASSIFICATION   OF BIRTH)       OFFICE        MAJOR CAREER                  RECOMMENDER     YEARS        SHAREHOLDER     REMARKS
-----------------------------------------------------------------------------------------------------------------------------------
                                              -President of Shinhan Bank
Director                                       (former)
Candidate                                     -Representative Director &
(Director)     Eung Chan Ra      3 years       Chairman of Shinhan            Steering        None           None
               (1938.11.25)                    Financial Group (current)      Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Vice-president of Shinhan
Director                                       Bank (former)
Candidate     Young Hwi Choi     3 years      -Representative Director &      Steering        None           None
(Director)     (1945.10.28)                    President of Shinhan           Committee
                                               Financial Group (current)
-----------------------------------------------------------------------------------------------------------------------------------
                                              -President of Shinhan Bank
Director        In Ho Lee                      (former)                       Steering
Candidate      (1943.11.02)      3 years      -Director of Shinhan            Committee       None           None
(Director)                                     Financial Group  (current)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Candidate
Director                                      -Representative Director                                                  for
Candidate    Young Seok Choi     3 years       of CYS (current)               Steering        None            None      Member
(Director)     (1929.7.2)                     -Director of Shinhan            Committee                                 of Audit
                                               Financial Group (current)                                                Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Outside Director of
Director       Young Woong                     Shinhan Financial Group
Candidate        Yang            3 years       (former)                       Steering        None           None
(Director)     (1948.8.4)                     -Representative Director        Committee
                                               of Doen (Limited) (current)
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Professor of KDI
Director                                       International Policy           Outside         None           None
Candidate     Pyung Joo Kim                    Graduate School (current)      Director
(Outside       (1939.2.6)        1 year       -Outside Director of            Candidate
Director)                                      Shinhan Financial Group        Recommendation
                                               (current)                      Committee


                                                                                          DETAILS OF
                                                                                         TRANSACTIONS
                                                                                           WITH THE
                                                                                          COMPANY FOR    RELATIONSHIP
                   NAME                                                                     RECENT           WITH
                  (DATE          TERM OF                                                    THREE (3)       LARGEST
CLASSIFICATION   OF BIRTH)       OFFICE        MAJOR CAREER                  RECOMMENDER     YEARS        SHAREHOLDER     REMARKS
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Vice-President for
                                               Planning & Finance at Ewha     Outside                                   Candidate
Director                                       Woman's University             Director        None           None       for
Candidate     Il Sup Kim        1 year         (current)                      Candidate                                 Member
(Outside       (1946.7.1)                     -Outside Director of            Recommendation                            of Audit
Director)                                      Shinhan Financial Group        Committee                                 Committee
                                               (current)
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Non-standing Vice
                                               Chairman of Korea Foods        Outside                                   Candidate
Director                                       Industry Association           Director        None           None       for
Candidate     Sang Yoon Lee     1 year         (current)                      Candidate                                 Member
(Outside       (1942.9.13)                    -Representative Director &      Recommendation                            of Audit
Director)                                      President of Nongshim          Committee                                 Committee
                                               (current)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Outside
Director                                      -Non-standing director of       Director        None           None
Candidate    Yoon Soo Yoon      1 year         Hanvit Bank (former)           Candidate
(Outside       (1946.3.5)                     -Representative Director        Recommendation
Director)                                      of FILA Korea (current)        Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Minister of Information &      Outside
Director                                       Communication (former)         Director        None           None
Candidate     Sang Chul Lee     1 year        -Professor of Korea             Candidate
(Outside       (1948.2.20)                     University (Endowed Chair      Recommendation
Director)                                      System) (current)              Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                              -Chairman of Daesung
Director                                       Electric Industries Co.,       Outside         None           None
Candidate    Byung Hun Park                    Ltd. (current)                 Director
(Outside       (1928.9.10)      1 year        -Outside Director of            Candidate
Director)                                      Shinhan Financial Group        Recommendation
                                               (current) Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                              -President of Hwanhwa           Outside                                   Candidate
Director                                       Heung San Co., Ltd.            Director        None           None       for
Candidate      Moon Pil Oh      1 year        -Outside Director of            Candidate                                 Member
(Outside       (1930.12.31)                    Shinhan Financial Group        Recommendation                            of Audit
Director)                                      (current)                      Committee                                 Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Outside
Director                                      -President of Teni              Director        None           None
Candidate     Young Soo Lee     1 year         Corporation  (current)         Candidate
(Outside       (1934.4.4)                     -Director of Shinhan            Recommendation
Director)                                      Financial Group (current)      Committee
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                          DETAILS OF
                                                                                         TRANSACTIONS
                                                                                           WITH THE
                                                                                          COMPANY FOR    RELATIONSHIP
                   NAME                                                                     RECENT           WITH
                  (DATE          TERM OF                                                    THREE (3)       LARGEST
CLASSIFICATION   OF BIRTH)       OFFICE        MAJOR CAREER                  RECOMMENDER     YEARS        SHAREHOLDER     REMARKS
-----------------------------------------------------------------------------------------------------------------------------------
                                            -Outside Director of              Outside                                   Candidate
Director                                     Shinhan Financial Group          Director        None           None       for
Candidate     Dong Hyun Kwon    1 year       (former)                         Candidate                                 Member
(Outside       (1936.11.27)                 -President of King Koo            Recommendation                            of Audit
Director)                                    Tour Co., Ltd. (current          Committee                                 Committee
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Outside
Director        Philippe                    -General Manager of BNP           Director        None           None
Candidate       Reynieix        1 year       Paribas Singapore (former)       Candidate
(Outside       (1949.6.24)                  -BNP Paribas Seoul Branch         Recommendation
Director)                                    (Current)                        Committee
-----------------------------------------------------------------------------------------------------------------------------------





--    Shareholder's Recommendation on the Director Candidate : None

(C) Status of Establishment and Organization of Outside Director Candidate Recommendation Committee

Through the partial amendment to the articles of incorporation as resolved by the general meeting of shareholders at March 24, 2004, the existing steering committee was reorganized as steering committee for the board of directors, outside director candidate recommendation committee, and compensation committee. The organization and operation of the newly established outside director candidate recommendation committee will be separately determined by the resolution of the board of directors.

(D) Status of Outside Director (After the Ordinary General Meeting of Shareholders on March 25, 2004)

                                                                        INTEREST WITH
                                                                           LARGEST
        NAME                              CAREER                         SHAREHOLDER            REMARKS
-----------------------------------------------------------------------------------------------------------------
                                                                                            Chairman of Risk
                     - Dean of the Graduate School of International                      Management Committee,
   Pyung Joo Kim       Studies at Sogang University                                       Member of Steering
                     - Professor of KDI International Policy Graduate         None         Committee for the
                       School (current)                                                   Board of Directors
-----------------------------------------------------------------------------------------------------------------
                                                                                           Chairman of Audit
                     - Vice Chairman of Samil Pricewaterhouse Coopers                          Committee
     Il Sup Kim      - Professor for Planning & Finance at Ewha               None       Member of Compensation
                       Woman's University (current)                                            Committee
-----------------------------------------------------------------------------------------------------------------

                                                                        INTEREST WITH
                                                                           LARGEST
        NAME                              CAREER                         SHAREHOLDER            REMARKS
-----------------------------------------------------------------------------------------------------------------
                     - Non-standing Vice Chairman of Korea Foods                             Member of Audit
                       Industry Association (current)                                          Committee
   Sang Yoon Lee     - Representative Director & President of Nongshim        None       Member of Compensation
                       (current)                                                               Committee
-----------------------------------------------------------------------------------------------------------------
                                                                                              Chairman of
                                                                                        Compensation Committee,
                                                                                            Member of Risk
   Yoon Soo Yoon     - Non-standing director of Hanvit Bank                   None        Management Committee,
                     - Representative Director of FILA Korea (current)                     Member of Steering
                                                                                           Committee for the
                                                                                           Board of Directors
-----------------------------------------------------------------------------------------------------------------
   Sang Chul Lee     - Minister of Information & Communication                None       Member of Compensation
                     - Senior Counsel of Kolon (current)                                       Committee
-----------------------------------------------------------------------------------------------------------------
                     - Head of Central Headquarter of the Korean                          Member of Steering
   Byung Hun Park      Residents Union in Japan (current)                     None         Committee for the
                     - Chairman of Daesung Eltec Co., Ltd. (current)                      Board of Directors
-----------------------------------------------------------------------------------------------------------------
    Moon Pil Oh      - Outside Director of Shinhan Bank (current)             None           Member of Audit
                     - President of Hwanhwa Heung San Co., Ltd.                                 Committee
-----------------------------------------------------------------------------------------------------------------
                     - President of Teni Corporation  (current)
   Young Soo Lee     - Chief Director of Baekdoo Academy, Kunkuk High         None                  -
                       School in Japan (current)
-----------------------------------------------------------------------------------------------------------------
                     - Chief Director of Aichi Commercial Bank in
   Dong Hyun Kwon      Japan (Current)                                        None           Member of Audit
                     - President of King Koo Tour Co., Ltd. (current)                          Committee
-----------------------------------------------------------------------------------------------------------------
                     - General Manager of BNP Paribas Singapore
      Philippe         (former)                                               None           Member of Risk
      Reynieix       - BNP Paribas Seoul Branch (Current)                                 Management Committee
-----------------------------------------------------------------------------------------------------------------

(E)  Whether Directors' Liability Insurance is Subscribed or not

                                                   INSURANCE       AMOUNT PAID BY THE
           NAME             INSURANCE PREMIUM       PROCEEDS            COMPANY                 REMARKS
----------------------------------------------------------------------------------------------------------------------
                                                                                          *Amount paid by the
   Officers of Shinhan                                                                     company : KRW 287.5 million
   Financial Group and     KRW 1,197.5 million   KRW 30 billion   KRW 1,197.5 million      Remaining amount was
       subsidiaries                                                                        shared by subsidiaries
----------------------------------------------------------------------------------------------------------------------

(2)    Matters relating to the Operation of Board of Directors

      (A) Major Contents of the Regulations on the Operation of Board of Directors

                **        Organization of Board of Directors

                (1)       The board of directors shall consist of directors.

                (2) The chairman of the board of directors shall be the representative director and chairman.

                (3) In case of the occurrence of accidents of the chairman of the board of directors, such officers who rank in the order of priority determined by the board of directors shall perform the duties.

                **        Role of the Board of Directors

                (1) The board of directors shall approve the managerial strategy and goal of the company and its subsidiaries and oversee its performance.

                (2) The board of directors shall have environment and system for the risk management consistent with the business strategy of the company and its subsidiaries.

                **        Convening of the Board of Directors' Meeting

                (1) The board of directors' meeting shall consist of ordinary and extraordinary board of directors' meeting, and the chairman shall convene the board of directors' meeting.

                (2) The ordinary board of directors' meeting shall be held at least once per fiscal quarter and the extraordinary board of directors' meeting may be convened whenever deemed to be necessary by the chairman.

                **        Resolutions, etc.

                (1) Resolution of the board of directors' meeting shall be obtained in any of the following cases; provided, however, the Board of Directors may delegate a part of the authorities to the committee within the board of directors to the extent permissible under applicable laws and regulations and articles of incorporation.

                          a. Matters relating to convening of general meeting of shareholders

                          b. Matters relating to the agenda to be brought to the general meeting of shareholders

                          c. Matters relating to establishment and alteration or abolition of important regulations

                          d.    Matters relating to basic operation

                          e. Matters relating to including and excluding of subsidiaries

                          f.    Matters relating to director, etc.

                          g.    Matters relating to material contracts, etc.

                          h. Matters relating to entrustment of counsel, honorary director and advisor

                          i. Matters specially submitted by committee or president

                          j. Other matters that shall be determined by the board of directors under the laws and regulations or the articles of incorporation

      (B)  Details of Major Activities of the Board of Directors


                                                                             APPROVED OR
 FY        CONVENING DATE                      AGENDA                            NOT        REMARKS
-------------------------------------------------------------------------------------------------------
                            1. Appointment of Non-director Management
 1         2004. 1.13       Major Contents: Appointment of Managing            Approved        -
                            Directors, Hee Soo Kim and Baek Soon Lee
 -------------------------------------------------------------------------------------------------------
                            1. Closing of the 3rd FY (2003.1.1~2003.12.31)
 2         2004. 2.9        Major Contents: Settlement documents including     Approved        -
                            the net profit for the year of the holding
                            company: KRW 362.2 billion
-------------------------------------------------------------------------------------------------------
                            1. Convening of the 3rd Ordinary General
 3         2004.2.24        Meeting of Shareholders
                            Major Contents: Meeting shall be held on March
                            25, 10 a.m.                                        Approved        -
-------------------------------------------------------------------------------------------------------

                                                                             APPROVED OR
 FY        CONVENING DATE                      AGENDA                            NOT        REMARKS
-------------------------------------------------------------------------------------------------------
                            2. Partial Amendment to the Articles of
                            Incorporation
                            Major Contents: Specialization of Small
                            Committees and Introduction of Electric            Approved        -
                            Disclosure System
                            ---------------------------------------------------------------------------
                            3. Limit of Directors' Compensation
                            Major Contents: KRW 3 billion, same as             Approved        -
                            pervious year
                            ---------------------------------------------------------------------------
                            4.Granting Stock Option to the Management
                            Major Contents: The stock option was granted       Approved        -
                            to 27 persons with respect to 705,000 shares
                            ---------------------------------------------------------------------------
                            5. Granting stock Option to the Head of the
                            Department
                            Major Contents: individually granted within        Approved        -
                            the limit of total 700,000 shares
-------------------------------------------------------------------------------------------------------
                            1. Appointment of Representative Director
                            Major Contents:
                            Representative Director & Chairman: Eung Chan Ra   Approved        -
                            Representative Director & President:
                            Young Hwi Choi
 4         2004.3.25        ---------------------------------------------------------------------------
                            2. Appointment of Member of the Risk Management
                            Committee
                            Major Contents:
                            Chairman: Pyung Joo Kim, Member: Yoon Soo Yoon,    Approved        -
                            Philippe Reynieix
-------------------------------------------------------------------------------------------------------
                            1. Implementation of Share Swap and Tender
                            Offer in order to make Chohung Bank its
                            Wholly-owned Subsidiary
 5         2004.4.12        Major Contents:
                            Exchange ratio: 1 share of Chohung Bank =          Approved        -
                            0.1354 share of Shinhan Financial Corp, etc.
-------------------------------------------------------------------------------------------------------
                            1. Establishment and Amendment for the
                            provision relating to the Improvement of
                            Governance Structure
 6         2004.5.10        Major Contents: New Establishment of Steering      Approved        -
                            Committee for the Board of Directors, Outside
                            Director Candidate Recommendation Committee,
                            and Compensation Committee
                            ---------------------------------------------------------------------------
                            2. Appointment of Members of Steering
                            Committee for the Board of Directors, Outside
                            Director Candidate Recommendation Committee,
                            and Compensation Committee                         Approved        -
                            Major Contents: Appointment of  5 Members for
                            Steering Committee for the Board of Directors,
                            and 5 Members for Compensation Committee, etc.
-------------------------------------------------------------------------------------------------------

                                                                             APPROVED OR
 FY        CONVENING DATE                      AGENDA                            NOT        REMARKS
-------------------------------------------------------------------------------------------------------
                            3. Approval for the Limit of Corporate Bond at
                            the latter half of 2004
                            Major Contents:                                    Approved        -
                            Limit : KRW 1,100 billion (including US$50
                            million)
                            ---------------------------------------------------------------------------
                            4. Adjustment of the Number of Shares executed
                            by Stock Option which was granted at 2002          Approved        -
                            Major Contents: 13 officers who retired within
                            two years
-------------------------------------------------------------------------------------------------------
 7         2004.9.17
-------------------------------------------------------------------------------------------------------

      (C)  Major Activities of Outside Directors at the Board of Directors'
           Meeting

                               NUMBER OF OUTSIDE
FY        CONVENING DATE       DIRECTOR PRESENT                         REMARKS
-------------------------------------------------------------------------------------------------------
           2004.1.13                5(9)            Appointment of Non-Director Management
1                                                   - Generally affirmative for the candidates
                                                      of non-director management
-------------------------------------------------------------------------------------------------------
           2004.2.9                 7(9)            Closing of the 3rd FY (2003)
2                                                   - Inquiries on the details to the closing:
                                                      nothing special.
-------------------------------------------------------------------------------------------------------
           2004.2.24                8(9)            Granting Stock Option to the Group Management
                                                    - Requested to clarify the increase ratio
3                                                     for the stock price index of banking
                                                      industry, which is the basis of granting
                                                      stock option
-------------------------------------------------------------------------------------------------------
           2004.3.25               8(10)            Appointment of Representative Director and
                                                    Member of the Risk Management Committee
                                                    - Upon the appointment of representative
4                                                     director and member of the risk management
                                                      committee, expressed their active opinion
                                                      with respect to the professionalism
-------------------------------------------------------------------------------------------------------
           2004.4.12               9(10)            Implementation of Share Swap and Tender Offer in
                                                    order to make Chohung Bank its Wholly-owned Subsidiary
                                                    - Activation of the disclosure for the general investors
5                                                     with respect to the matters which are not legally
                                                      obligated to disclose publicly, Chohung Bank
                                                      includes in the supervised issues, so that the
                                                      outside director contributed to the public interests
-------------------------------------------------------------------------------------------------------
           2004.5.10               9(10)            Establishment and Amendment for the Provision relating
                                                    to the Improvement of Governance Structure
                                                    - With respect to the improvement of governance
6                                                     structure, discussion of necessity for the
-------------------------------------------------------------------------------------------------------

                               NUMBER OF OUTSIDE
FY        CONVENING DATE       DIRECTOR PRESENT                         REMARKS
-------------------------------------------------------------------------------------------------------
                                                      deliberation of the board of directors to the
                                                      appointment of non-director standing management
-------------------------------------------------------------------------------------------------------
7          2004.9.17
-------------------------------------------------------------------------------------------------------

Note) The parenthesized number is the total number of the outside directors.

      (D) Organization and Activities of the Committee within the Board of Directors

           1)  Steering Committee

               A. Organization

                  -    Chairman: Eung Chan Ra
                  - Members: Young Hwi Choi, Byung Hun Park (Outside Director), Moon Pil Oh (Outside Director), Myung Ho Kim (Outside Director), Pyung Joo Kim (Outside Director), Young Seok Choi

               B. Purpose

                  -    Recommendation of Director Candidate
                  - Deliberation on Management Candidate for the Company and Subsidiaries, Evaluation of Management and Deliberation and Adjustment of Compensation Plan
                  -    Operation of Board of Directors

               C. Details of Activities

                                                                           APPROVED OR
FY         CONVENING DATE                      AGENDA                          NOT        REMARKS
------------------------------------------------------------------------------------------------------
                              1. Deliberation on Non-director Management
                              Candidate
                              Major Contents: Appointment of Managing
                              Directors, Hee Soo Kim and Baek Soon Lee       Approved        -
                            --------------------------------------------------------------------------
                              2. Deliberation on Management Candidate of
1          2004. 1.13         Subsidiaries
                              Major Contents:
                              Shinhan Bank: 6 Persons, Chohung Bank: 2
                              Persons, Jeju Bank: 2 Persons, Shinhan         Approved        -
                              Capital: 2 Persons
------------------------------------------------------------------------------------------------------
                              1. Evaluation of Management of Subsidiaries,
                              Establishment of Compensation Plan (Draft)
2          2004.2.24          Major Contents: Establishment of               Approved        -
                              Compensation Plan for Chohung Bank
------------------------------------------------------------------------------------------------------

                                                                           APPROVED OR
FY         CONVENING DATE                      AGENDA                          NOT        REMARKS
------------------------------------------------------------------------------------------------------
                              2. Evaluation of and Compensation for the
                              Management of the Company and Subsidiaries
                              in 2003
                              Major Contents: 34 Persons including           Approved        -
                              Holding Company and Subsidiaries
                            --------------------------------------------------------------------------
                              3. Establishment of KPI in 2004
                              Major Contents: Increase Ratio of Total
                              Yield for Shareholders, Increase Ratio of      Approved        -
                              Total Asset, and  Ratio of Profit to Total
                              Capital
                            --------------------------------------------------------------------------
                              4. Guidelines (Draft) for Evaluation of
                              Management of the Company in 2004
                              Major Contents: Core Strategic Assignment      Approved        -
                              by Management
                            --------------------------------------------------------------------------
                              5. Compensation for the Management of the
                              Company in 2004                                Approved        -
                              Major Contents: same level as 2003
                            --------------------------------------------------------------------------
                              6. Approval on the Limit of Compensation
                              for Directors of Certain Subsidiaries
                              Major Contents: 6 Subsidiaries including       Approved        -
                              Shinhan Bank
                            --------------------------------------------------------------------------
                              7. Recommendation of Director Candidate of
                              the Company
                              Major Contents: Recommendation of 15           Approved        -
                              Director Candidates, and 5 Candidates for
                              the Member of Audit Committee
                            --------------------------------------------------------------------------
                              8. Deliberation on the Management Candidate
                              of Subsidiaries
                              Major Contents: Vice-President In Jun Choi     Approved        -
                              for Chohung Bank
------------------------------------------------------------------------------------------------------

           2)  Risk Management Committee

               A. Organization

                  -   Chairman: Pyung Joo Kim (Outside Director)
                  - Members: Moon Pil Oh (Outside Director), Alain Penicaut (Outside Director)

               B. Purpose

                  - Establishment of Basic Policy for Risk Management Consistent With Management Strategy
                  - Approval on the Appropriate Investment Ceiling or Permissible Limit of Loss by each Subsidiary

      C.    Details of Activities

       CONVENING                                                  APPROVED
FY        DATE                        AGENDA                       OR NOT      REMARKS
--        ----                        ------                       ------      -------
 1     2004.2.24    1. Minimum Capital Adequacy Ratio and Plan    Approved        -
                    for Risk Management by each Type in 2004

      3)    Audit Committee

            Please refer to "B. Matters relating to the Audit System".

            * Through the partial amendment to the articles of incorporation as resolved by the general meeting of shareholders at March 25, 2004, the existing steering committee was reorganized as steering committee for the board of directors, outside director candidate recommendation committee, and compensation committee.

--    After the Ordinary General Meeting of Shareholders held at March 25, 2004

      1)    Steering Committee for the Board of Directors

            A.    Organization

                  -     Chairman: Eung Chan Ra

                  - Members: Young Hwi Choi, Byung Hun Park (Outside Director), Pyung Joo Kim (Outside Director), Yoon Soo Yoon (Outside Director)

            B.    Purpose

                  - Deliberation of Matters relating to Governance Structure of the Company

                  - Recommendation of Members of Committee within the Board of Directors

                  - Recommendation of Non-outside Director Candidates of the Company

                  - Deliberation of Appointment and Termination of Non-director Management of the Company

                  - Other Determination relating to the Operation of the Board of Directors

            C.    Details of Activities

                                                                              APPROVED
FY      CONVENING DATE                         AGENDA                          OR NOT      REMARKS
--      --------------                         ------                          ------      -------
 1        2004.5.10       1. Appointment of Chairman of Steering              Approved        -

                                                                              APPROVED
FY      CONVENING DATE                         AGENDA                          OR NOT      REMARKS
--      --------------                         ------                          ------      -------
                          Committee for the Board of Directors
                          Major Contents : Appointment of Representative
                          Director Eung Chan Ra as Chairman

      2)    Risk Management Committee

             A.   Organization

              -     Chairman: Pyung Joo Kim (Outside Director)

              - Members: Yoon Soo Yoon (Outside Director), Reynieix (Outside Director)

             B.   Purpose

              - Establishment of Basic Policy for Risk Management Consistent With Management Strategy

              - Approval on the Appropriate Investment Ceiling or Permissible Limit of Loss by each Subsidiary

             C.   Details of Activities

                                                                          APPROVED
FY    CONVENING DATE              AGENDA                                   OR NOT      REMARKS
--    --------------              ------                                   ------      -------
2     2004.5.10        - Nothing Approved

                       - Reported Matters: Status of Capital Adequacy
                       Ratio of Group and of Risk Limit by each Type,
                       etc.                                                Approved        -

3     2004.9.7         - Nothing Approved

                       - Reported Matters: Status of Capital Adequacy
                       Ratio of Group and of Risk Limit by each Type,
                       etc.                                                Approved        -

      3)    Audit Committee

            Please refer to "B. Matters relating to the Audit System".

      4)    Outside Director Candidate Recommendation Committee

            A.    Organization

                        To be determined (to be organized upon the occurrence of relevant matters in the future)

            B.    Purpose

                  -     Recommendation of Outside Director Candidate

                  - Determination of Other Matters Necessary to recommend the Outside Director Candidate of the Company

      5)    Compensation Committee

             A.     Organization

              -     Chairman: Yoon Soo Yoon (Outside Director)

              - Members: Young Seok Choi, Il Sup Kim (Outside Director), Sang Chul Lee (Outside Director), Sang Yoon Lee (Outside Director)

             B.     Purpose

              - Determination of Evaluation and Compensation Plan for the Management of the Company

              - Evaluation and Compensation Plan for the Management of the Company

             C.    Details of Activities

                                                                            APPROVED
FY      CONVENING DATE                        AGENDA                         OR NOT      REMARKS
--      --------------                        ------                         ------      -------
 1        2004.5.10      1. Appointment of Chairman of Compensation         Approved        -
                         Committee

                         Major Contents : Appointment of Director Yoon
                         Soo Yoon as Chairman

B.    Matters on Audit System

      (1)   Matters relating to Audit Organization

            (A) Establishment and Organization of Audit Committee (Auditors), etc.

         CLASSIFICATION                           CONTENTS                      REMARKS
         --------------                           --------                      -------
Establishment of Audit Committee    Established the Audit Committee on             -
                                    September 1, 2001.

Constitution                        Within five members                            -

                  <1>   The Company shall have the Audit Committee, as
                        prescribed by the Commercial Code, the Securities Exchange Act and other laws, in stead of the Auditor.

                  <2>   The Audit Committee of the Company shall consist of
                        three (3) or more, but not more than five (5) Directors, and such Director shall meet the following requirements:

                        1. Two-thirds (2/3) of the total members of the Audit Committee shall be elected from the Outside Directors; and

                        2. More then one (1) members shall be the accounting or financial professional, as determined in the applicable laws and regulations.

                  <3>   The chairman of the Audit Committee shall be elected
                        among the outside directors by a resolution of the Audit Committee.

                  <4>   The Audit Committee shall examine the accounts and
                        business of the Company.

      (B) Preparation of Internal Measures for Access to Management Information necessary for Audit Business of Audit Committee (Auditors)

                  - Duties of Audit Committee under the AOI (Article 50, Paragraph (3))

                        The Audit Committee may request business reports from any subsidiary of the Company when it is necessary to perform its duties. In this case, if such subsidiary does not report to the Audit Committee immediately or the Audit Committee needs to verify the contents of the reports, it may investigate the status of business and the financial condition of the subsidiary.

                  -     Regulation of the Audit Committee (Articles 13 and 14)

            Article 13. (Internal Audits, etc.)

                  <1>   With respect to assist the efficient implement of audit
                        by the committee, internal audit department shall be established.

            Article 14. (Attendance of Related Parties)

                  <1>   The chairman of the Audit Committee, if deemed
                        necessary, may have any of the management, relevant staff or outsider attend the meeting of the Audit Committee and give their opinion.

      (C)   Personal Matters of Members of Audit Committee (Auditors)

     NAME                             MAJOR EDUCATION & EXPERIENCE                     REMARKS
     ----                             ----------------------------                     -------
Il Sup Kim           -Representative of Samil Pricewaterhouse Coopers                  Outside

                     -Administrative Vice President of Ewha Woman's University         Director
                     (current)                                                         (Chairman)

Young Seok Choi      -Non-standing director of Shinhan Bank                            Non-standing

                     -Representative Director of CYS Co. in Japan (current)            Director

Sang Yoon Lee        -Non-standing Vice Chairman of Korea Foods Industry Association   Outside
                     (current)                                                         Director

                     -Representative Director & President of Nongshim (current)

Moon Pil Oh          -Outside Director of Shinhan Bank                                 Outside

                     -President of Hwanhwa Heung San Co., Ltd. (current)               Director

Dong Hyun Kwon       -Chief Director of Aichi Commercial Bank in Japan (current)       Outside

                     -President of King Koo Tour Co., Ltd. (current)                   Director

      (2)   Particulars of Major Activities of Meeting of Audit Committee
            (Auditors)

        CONVENING                                                            APPROVED OR
FY       DATE                              AGENDA                               NOT        REMARKS
--       ----                              ------                               ---        -------
1     2004.02.24   1. Results of the year end audit of the 3rd FY            Approved         -

                   - Major Contents: Confirmation of Results of the year end audit of the 3rd FY and Submission of Audit
                      Report

                   2. Evaluation of the operation status of the              Approved         -
                      internal Approved - accounting control
                      system for the second half of
                      2003

                   - Major Contents: The internal accounting control system is properly operated.

                   3. Ratification of the company and its                    Approved         -
                      subsidiaries' Approved - contracts on the
                      audit/non-audit matters

                   - Major Contents:

                   1) Audit for the Financial Statements on
                      Assets of Securities Investment Trust
                      (Shinhan BNP Paribas ITMC-PWC/Samil Pricewaterhouse
                      Coopers)

                   2) Training Contract of Advanced RM Course
                      (Shinhan Bank - PWC/Samil Pricewaterhouse Coopers)

                   3) Training Contract of RM Course
                      (Chohung Bank - PWC/Samil Pricewaterhouse Coopers)

                   4) Service Agreement on the Request for the Rulings of
                      Corporate Tax
                      (Shinhan Financial Corp. - PWC/Samil Pricewaterhouse
                      Coopers)

        CONVENING                                                            APPROVED OR
FY       DATE                              AGENDA                               NOT        REMARKS
--       ----                              ------                               ---        -------
                   4. Audit results to be presented to the 3rd  ordinary     Approved         -
                   general meeting of shareholders

                   - Major Contents: As a result of review on the presented agenda, it was judged as legal/appropriate.

2      2004.5.10   1. Appointment of Chairman of Audit Committee             Approved         -

                   - Major Contents: Chairman: Il Sup Kim

                   2. Appointment of the Members delegated the Partial       Approved         -
                   Power of Audit Committee

                   - Major Contents: Such power was delegated to the Chairman, Il Sup Kim.

                   3. Approval on the company and its                        Approved         -
                   subsidiaries' Contract on Non-audit Matters

                   - Major Contents: Consulting Service for the
                   Analysis of comprehensive requirements for Basel II and for the establishment of implement strategy
                   (PWC/Samil Pricewaterhouse Coopers)

3      2004.6.16   Nothing Resolved                                              -            -

4      2004.9.17   1. Ratification of the subsidiaries' contracts on the     Approved         -
                   audit/non-audit matters

                   - Major Contents:
                   1) Training Contract of RM Course (Chohung
                   Bank - PWC/Samil Pricewaterhouse Coopers)

                   2) Audits and Tax Adjustment with respect to the Financial Statements of Chohung Bank, Mumbai Branch
                   (Indo)

C.    Matters on Exercise of Voting Rights of Shareholders

      (1)   Adoption of Cumulative Voting System

            There is no specific provision about the cumulative voting system in the articles of incorporation.

      (2)   Adoption of Written Voting System or Electronic Voting System

            Exercise of Voting Right in Writing (Article 33 of the AOI)

            <1>   If the method of resolution in writing at the General Meeting of Shareholders is adopted by the resolution of the Board of Directors, the shareholders may exercise their voting rights in writing without participating the meeting.

            <2>   In case of Paragraph (1), the Company shall attach the
                  documents and references necessary for exercise of voting rights to the convening notice.

            <3>   If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Company the documents referred to in Paragraph (2) by the date preceding the date set for the General Meeting of Shareholders.

      (3)   Exercise of Minority Shareholders' Rights

            Not applicable

D.    Compensation for Officers, etc.

      (1) Status of Compensations for Directors (including outside directors) and Members of Audit Committee (Auditors)

                                                           (Unit: 1 million Won)

                                         AMOUNT APPROVED AT     AVERAGE PAID
                      TOTAL AMOUNT      THE GENERAL MEETING      AMOUNT PER
CLASSIFICATION            PAID            OF SHAREHOLDERS          PERSON            REMARKS
--------------            ----            ---------------          ------            -------
Directors               1,436.5                                     718.3         Only two standing
                                                                                  directors shall
                                                                                  be paid.

Outside Directors         129.2                 3000                 21.5         Only six outside
                                                                                  directors shall
                                                                                  be paid.

Members of Audit     No compensation                                   --
Committee

        Note) The compensation shall be paid for the period from Jan. 1, 2004 to Jun. 30, 2004.

      (2)   Details of Stock Options Granted to Officers

                                                              (Unit: Share, Won)

                                                                   NUMBER
                                                                     OF                                RECENT
                                  NUMBER OF  NUMBER OF  NUMBER OF    NON-      EXERCISE                 SHARE
                        TYPE OF    GRANTED   CONFIRMED  EXERCISED  EXERCISED    PERIOD     EXERCISE     PRICE
GRANT DATE   GRANTEE     SHARES     SHARES    SHARES     SHARES     SHARES      NOTE1)      PRICE      NOTE 2)
----------   -------     ------     ------    ------     ------     ------      ------      -----      -------
2002.5.22   Eung         Common    100,000      94,416      -       94,416    2004.5.23-    18,910     20,950
            Chan Ra      Shares                                               2008.5.22
            In Ho Lee               80,000      32,162      -       32,162    2004.5.23-    18,910     20,950
                                                                              2008.5.22

                                                                   NUMBER
                                                                     OF                                RECENT
                                  NUMBER OF  NUMBER OF  NUMBER OF    NON-      EXERCISE                 SHARE
                        TYPE OF    GRANTED   CONFIRMED  EXERCISED  EXERCISED    PERIOD     EXERCISE     PRICE
GRANT DATE   GRANTEE     SHARES     SHARES    SHARES     SHARES     SHARES      NOTE1)      PRICE      NOTE 2)
----------   -------     ------     ------    ------     ------     ------      ------      -----      -------
            Young                   50,000      47,208      -       47,208    2004.5.23-    18,910     20,950
            Hwi Choi                                                          2008.5.22
            Bhang                   20,000      18,803      -       18,803    2004.5.23-    18,910     20,950
            Gil Choi                                                          2008.5.22
            Min Ky                   1,000       1,000      -        1,000    2004.5.23-    18,910     20,950
            Han                                                               2008.5.22
            Youn Soo                 2,500       2,500      -        2,500    2004.5.23-    18,910     20,950
            Song                                                              2008.5.22

2003.5.15   Eung                   100,000  To be           -      100,000    2005.5.16-    11,800     20,950
            Chan Ra                         determined                        2009.5.15
            Young                   90,000  To be           -       90,000    2005.5.16-    11,800     20,950
            Hwi Choi                        determined                        2009.5.15
            Bhang                   20,000  To be           -       20,000    2005.5.16-    11,800     20,950
            Gil Choi                        determined                        2009.5.15
            Min Ky                  20,000  To be           -       20,000    2005.5.16-    11,800     20,950
            Han                             determined                        2009.5.15
            Youn Soo                20,000  To be           -       20,000    2005.5.16-    11,800     20,950
            Song                            determined                        2009.5.15

2004.3.25   Eung                   100,000  To be           -      100,000    2006.5.25-    21,595     20,950
            Chan Ra                         determined                        2009.3.25
            Young                   90,000  To be           -       90,000    2006.5.25-    21,595     20,950
            Hwi Choi                        determined                        2009.3.25
            Bhang                   30,000  To be           -       30,000    2006.5.25-    21,595     20,950
            Gil Choi                        determined                        2009.3.25
            Chil Sun                20,000  To be           -       20,000    2006.5.25-    21,595     20,950
            Hong                            determined                        2009.3.25
            Hee Soo                 20,000  To be           -       20,000    2006.5.25-    21,595     20,950
            Kim                             determined                        2009.3.25
            Byung                   20,000  To be           -       20,000    2006.5.25-    21,595     20,950
            Jae Cho                         determined                        2009.3.25
            Baek                    20,000  To be           -       20,000    2006.5.25-    21,595     20,950
            Soon Lee                        determined                        2009.3.25

Note 1)   Exercise Period by Grant Date

          - May 22, 2002, May 15, 2003: Four (4) years from the date when two (2) years have passed from the grant date

          - March 25, 2004: Three (3) years from the date when two (2) years have passed from the grant date

Note 2)   Resent share price means the closing price as of September 16, 2004.

2.    STATUS OF AFFILIATES

A.    Status of Ratio of Investment in Affiliates and Subsidiaries

B.    Closing Performance of Affiliates and Subsidiaries

Company : Shinhan Bank
ID No. :00137571                                         (Unit: 100 Million Won)

                                      22ND FY       21ST FY        20TH FY
                                    (2003.1.1~     (2002.1.1~    (2001.1.1~
       CLASSIFICATION               2003.12.31)   2002.12.31)    2001.12.31)
       --------------               -----------   -----------    -----------
[Assets]
-Cash & Due from Bank                  35,478        20,477         21,179
-Marketable Securities                  7,382         4,670          6,425
-Investment securities                148,540       133,880        133,777
-Loans                                477,839       405,790        338,812
-Fixed Assets                           6,392         6,297          6,036
-Other Assets                          25,081        17,780         27,331
Total Assets                          700,712       588,894        533,560
[Liabilities]

-Deposits                             419,918       351,835        318,929
-Borrowings                           106,220       105,987         96,620
-Debentures                            91,160        60,688         35,125
-Other Liabilities                     48,260        41,779         51,177
Total Liabilities                     665,558       560,289        501,851
[Capital Stock]                        12,240        12,232         13,759
[Capital Surplus]                       8,178         8,178          9,119
[Retained Earnings]                    12,682         7,912          7,276
[Capital Adjustment]                    2,053           283          1,555
Total Stockholders' Equity             35,154        28,605         31,709
Operating Revenues                     48,520        48,213         46,796
Operating Expenses                     41,806        38,889         42,391
Operating Income                        6,714         9,324          4,405
Ordinary Income                         6,858         8,430          4,957
Net Income for the Year                 4,760         5,959          3,471

Company : Chohung Bank Co., Ltd.
ID No. :00149293                                         (Unit: 100 Million Won)

                                  172ND FY        171ST FY       170TH FY
                                 (2003.1.1~      (2002.1.1~     (2001.1.1~
      CLASSIFICATION            2003.12.31)     2002.12.31)    2001.12.31)
      --------------            -----------     -----------    -----------
[Assets]
-Cash & Due from Bank              15,506          26,988         20,379
-Marketable Securities             11,246           9,902         12,369
-Investment securities             80,837         100,824        128,394
-Loans                            427,017         453,285        344,430
-Fixed Assets                      12,807          14,153         15,658
-Other Assets                      44,866          56,811         39,033
Total Assets                      592,279         661,963        560,263
[Liabilities]
-Deposits                         400,301         451,258        389,221
-Borrowings                        57,119          68,437         74,297
-Debentures                        64,242          56,723         24,197
-Other Liabilities                 51,230          62,621         47,189
Total Liabilities                 572,892         639,040        534,905
[Capital Stock]                    35,956          33,956         33,954
[Capital Surplus]                       -             452              -
[Retained Earnings]               -18,858          -9,659         -3,796
[Capital Adjustment]                2,289          -1,826         -4,799
Total Stockholders' Equity         19,386          22,923         25,358
Operating Revenues                 54,252          53,171         51,923
Operating Expenses                 61,071          54,518         44,662
Operating Income                   -6,819          -1,347          7,261
Ordinary Income                    -9,158          -6,112          3,364
Net Income for the Year            -9,660          -5,860          5,225

Company : Good Morning Shinhan Securities Co., Ltd.
ID No. :  00138321                                           (Unit: Million Won)

                                      5TH FY       4TH FY      3RD FY
                                    (2003.4.1~   (2002.4.1~  (2001.4.1~
          CLASSIFICATION            2004.3.31)   2003.3.31)  2002.3.31)
          --------------            ----------   ----------  ----------
[Current Assets]                     1,913,789    1,549,518   1,251,093
-Cash & Due from Bank                   28,001       91,116     247,779
-Due from Bank                         731,084      699,934     677,234
-Marketable Securities                 789,312      633,768     187,525
-Loans                                 240,972       61,594      47,523
-Other Current Assets                  129,594       67,972      93,231

                                      5TH FY       4TH FY      3RD FY
                                    (2003.4.1~   (2002.4.1~  (2001.4.1~
          CLASSIFICATION            2004.3.31)   2003.3.31)  2002.3.31)
          --------------            ----------   ----------  ----------
-Allowance for Credit
Loss-Current Assets                     -5,174       -4,983      -2,199
[Fixed Assets]                         337,660      447,474     406,191
-Investment securities                  46,012       74,364     104,162
-Investments                            78,615       83,460      61,791
-Tangible Assets                       182,235      205,993     168,483
-Other Fixed Assets                     30,799       83,656      71,755
Total Assets                         2,251,449    1,996,992   1,657,284
[Current Liabilities]                1,432,026    1,265,924     931,166
[Fixed Liabilities]                    163,252      163,418      36,559
Total Liabilities                    1,595,278    1,429,341     967,724
[Capital Stock]                        796,998      796,998     933,628
[Capital Surplus]                           15       14,750           -
-Capital Reserves                           15       14,750           -
-Assets Revaluations Reserves                             -           -
[Retained Earnings]                     90,550       30,667      19,789
[Capital Adjustment]                  -231,392     -260,030    -263,857
Total Stockholders' Equity             656,171      567,650     689,560
Net Sales                              685,477      624,682     465,969
Operating Income                        53,980       -1,364      19,862
Ordinary Income                         97,038        5,538      61,300
Net Income for the Year                 80,655       10,879      51,106

Company : Shinhan Card Co., Ltd.
ID No. :  00426998                                           (Unit: Million Won)

                                      2ND FY       1ST FY
                                    (2003.1.1~   (2002.6.1~
       CLASSIFICATION               2003.12.31)  2002.12.31)
       --------------               -----------  -----------
[Current Assets]                       175,675       15,958
-Quick Assets                          175,675       15,958
[Credit Card Assets]                 1,057,167    2,439,076
[Fixed Assets]                         545,350       18,661
-Investments                           535,277        7,946
-Tangible Assets                        10,073       10,715
Total Assets                         1,778,191    2,473,695
[Current Liabilities]                  568,900    1,815,992
[Fixed Liabilities]                  1,051,656      410,242
Total Liabilities                    1,620,555    2,226,234

[Capital Stock]                        152,847      152,847
[Capital Surplus]                       94,109       94,109
[Retained Earnings]                    -89,320          504
[Capital Adjustment]                         -            -
Total Stockholders' Equity             157,636      247,461
Operating Revenues                     431,863      228,954
Operating Expenses                     506,606      228,213
Operating Income                       -74,743          741
Ordinary Income                        -90,063          798
Net Income for the Year                -89,824          504

Company : Shinhan Capital Co., Ltd.

ID No. :  00137456                                           (Unit: Million Won)

                                     13TH FY      12TH FY       11TH FY
                                    (2003.1.1~   (2002.4.1~   (2001.4.1~
           CLASSIFICATION           2003.12.31)  2002.12.31)  2001.12.31)
           --------------           -----------  -----------  -----------
[Current Assets]                        85,063      58,415       80,600
[Finance Assets]                       226,401     136,811       93,878
[Lease Assets]                         771,062     703,227      615,715
[Investments in Venture
  Companies]                               894       1,120        2,199
[Fixed Assets]                          70,486      60,581       65,290
Total Assets                         1,153,907     960,235      857,682
[Current Liabilities]                  337,511     278,420      284,173
[Fixed Liabilities]                    714,172     598,131      492,323
Total Liabilities                    1,051,683     876,551      776,496
[Capital Stock]                         80,000      80,000       80,000
[Capital Surplus]                            -           -            -
[Retained Earnings]                     22,852       7,098        3,333
[Capital Adjustment]                      -628      -3,414       -2,147
Total Stockholders' Equity             102,224      83,684       81,186
Operating Revenues                     145,355     118,470      150,281
Operating Expenses                     116,084     109,928      179,817
Operating Income                        29,271       8,541      -29,536
Ordinary Income                         22,565       5,565      -32,527
Net Income for the Year                 15,755       3,827      -23,049

Company : Shinhan BNP Paribas Investment Trust Management Co., Ltd.

ID No. :  00243553                                           (Unit: Million Won)

                                   8TH FY       7TH FY       6TH FY
                                 (2003.4.1~   (2002.4.1~   (2001.4.1~
       CLASSIFICATION            2004.3.31)   2003.3.31)   2002.3.31)
       --------------            ----------   ----------   ----------
[Current Assets]                   43,296       36,374       42,972
-Cash & Due from Bank              30,904       24,201       24,182

                                   8TH FY       7TH FY       6TH FY
                                 (2003.4.1~   (2002.4.1~   (2001.4.1~
       CLASSIFICATION            2004.3.31)   2003.3.31)   2002.3.31)
       --------------            ----------   ----------   ----------
-Marketable Securities              9,601        9,525       13,089
-Loans                                255            -          106
-Other Current Assets               2,357        2,648        5,595
[Fixed Assets]                      5,717        8,934        3,217
-Investment securities                694        3,005          304
-Investments                        4,262        4,836        1,346
-Tangible Assets                      611          844          896
-Other Fixed Assets                   150          249          671
Total Assets                       49,013       45,308       46,189
[Current Liabilities]               2,414        1,259        4,590
[Fixed Liabilities]                   500          237          245
Total Liabilities                   2,914        1,496        4,835
[Capital Stock]                    40,000       40,000       40,000
[Capital Surplus]                                    -            -
[Retained Earnings]                 6,063        3,887        1,428
[Capital Adjustment]                   36          -74          -74
Total Stockholders' Equity         46,099       43,812       41,354
Operating Revenues                 12,739        9,873       11,267
Operating Expenses                  7,319        4,614        5,417
Operating Income                    5,420        5,259        5,850
Ordinary Income                     6,059        5,407        5,304
Net Income for the Year             4,251        3,810        3,628

Company : Jeju Bank

ID No. :  00148832                                           (Unit: Million Won)

                               44TH FY       43RD FY       42ND FY
                             (2003. 1.1~   (2002.1.1~    (2001.1.1~
     CLASSIFICATION          2003.12.31)   2002.12.31)   2001.12.31)
     --------------          -----------   -----------   -----------
[Assets]
-Cash & Due from Bank            72,532        59,508        70,685
-Marketable Securities           18,569        50,671         1,356
-Investment securities          224,455       225,902       286,907
-Loans                        1,326,103     1,317,843       961,793
-Fixed Assets                    52,199        54,970        44,857
-Other Assets                    92,103        91,754        79,216
Total Assets                  1,785,961     1,800,648     1,444,814
[Liabilities]
-Deposits                     1,438,284     1,399,105       117,312
-Borrowings                      83,299       106,252        56,999
-Debentures                      35,000        35,000       135,332

                               44TH FY       43RD FY       42ND FY
                             (2003. 1.1~   (2002.1.1~    (2001.1.1~
     CLASSIFICATION          2003.12.31)   2002.12.31)   2001.12.31)
     --------------          -----------   -----------   -----------
-Other Liabilities              125,745       155,338     1,383,664
Total Liabilities             1,682,328     1,695,695     1,074,021
[Capital Stock]                  77,644        77,644        55,460
[Capital Surplus]                10,311        10,311        10,311
[Retained Earnings]              13,181        12,502             -
[Capital Adjustment]              2,496         4,496        -4,621
Total Stockholders' Equity      103,633       104,953        61,150
Operating Revenues              137,125       145,558       118,756
Operating Income                    157        16,154         2,197
Net Income for the Year           4,751        12,502         1,163

Company : e-Shinhan, Inc.
ID No. :  00000000                                           (Unit: Million Won)

                               3RD FY         2ND FY        1ST FY
                             (2003.1.1~     (2002.1.1~    (2001.1.1~
    CLASSIFICATION           2003.12.31)   2002.12.31)   2001.12.31)
    --------------           -----------   -----------   -----------
[Current Assets]                 2,706         4,210         4,311
-Quick Assets                    2,706         4,210         4,311
[Fixed Assets]                   1,218         1,548         2,160
-Investments                       412           313           293
-Tangible Assets                   420           675         1,159
-Intangible Assets                 386           560           708
Total Assets                     3,924         5,758         6,471
[Current Liabilities]              162           427           130
[Fixed Liabilities]                 63            48             0
Total Liabilities                  225           475           130
[Capital Stock]                  2,820         2,820         2,820
[Capital Surplus]                6,710         6,710         6,710
[Retained Earnings]             -5,866        -4,282        -3,189
[Capital Adjustment]                35            35             -
Total Stockholders' Equity       3,699         5,283         6,341
Operating Revenues               1,714         2,529        -3,189
Operating Expenses               3,361         3,776         3,659
Operating Income                -1,647        -1,247        -6,848
Ordinary Income                 -1,583        -1,094        -3,189
Net Income for the Year         -1,583        -1,094        -3,189

* The financial statements for the 1st FY have not been audited.

Company : Shinhan Macquarie Financial Advisory Co., Ltd.

ID No. :  00000000                                           (Unit: Million Won)

                               3RD FY       2ND FY       1ST FY
                             (2003.4.1~   (2002.4.1~   (2001.8.1~
    CLASSIFICATION           2004.3.31)   2003.3.31)   2002.3.31)
    --------------           ----------   ----------   ----------
[Current Assets]                17,056       4,317        6,468
-Quick Assets                   17,056       4,317        6,468
[Fixed Assets]                     647         703          183
-Investments                       479         475           71
-Tangible Assets                   168         178           52
-Intangible Assets                   0          50           60
Total Assets                    17,703       5,020        6,651
[Current Liabilities]           13,140       4,064        5,554
Total Liabilities               13,414       4,064        5,554
[Capital Stock]                  1,000       1,000        1,000
[Capital Surplus]                                -            -
[Retained Earnings]              3,289         -44           97
[Capital Adjustment]                             -            -
Total Stockholders' Equity       4,289         956        1,097
Operating Revenues              16,169       2,487        5,850
Operating Expenses              10,822       2,617        4,261
Operating Income                 5,347         129        1,589
Ordinary Income                  5,345        -534        1,539
Net Income for the Year          3,368        -268        1,070

Company : Shinhan Credit Information Co., Ltd.

ID No. :  00000000                                           (Unit: Million Won)

                                          2ND FY         1ST FY
                                        (2003.1.1~     (2002.7.8~
        CLASSIFICATION                  2003.12.31)    2002.12.31)
        --------------                  -----------    -----------
[Current Assets]                            6,831         2,445
-Quick Assets                               6,831         2,445
[Fixed Assets]                              6,757         1,486
-Investments                                3,543           806
-Tangible Assets                            2,519           677
-Intangible Assets                            695             3
Total Assets                               13,588         3,931
[Current Liabilities]                       3,585           804

                                          2ND FY         1ST FY
                                        (2003.1.1~     (2002.7.8~
        CLASSIFICATION                  2003.12.31)    2002.12.31)
        --------------                  -----------    -----------
[Fixed Liabilities]                         6,141             6
Total Liabilities                           9,726           810
[Capital Stock]                             3,000         3,000
[Capital Surplus]                               -             -
[Retained Earnings]                           862           121
[Capital Adjustment]                            -             -
Total Stockholders' Equity                  3,862         3,121
Operating Revenues                         25,557         3,137
Operating Expenses                         24,309         3,001
Operating Income                            1,248           136
Ordinary Income                             1,096           162
Net Income for the Year                       741           121

* Incorporation Date: July 8, 2002

Company : SH&C Life Insurance Co., Ltd.

ID No. :  00000000                                           (Unit: Million Won)

                                   2ND FY        1ST FY
                                 (2003.4.1~   (2002.10.1~
       CLASSIFICATION            2004.3.31)    2003.3.31)
       --------------            ----------   -----------
[Cash & Due from Bank ]             14,738       11,648
[Investment securities]             54,547       15,197
Total Assets                       140,105       29,297
[Other Liabilities]                 74,324          311
Total Liabilities                  113,961          311
[Capital Stock]                     30,000       30,000
[Capital Surplus]                                     -
[Retained Earnings]                                   -
[Capital Adjustment]                   869          576
Total Stockholders' Equity          26,143       28,986
Operating Revenues                  52,100
Operating Expenses                  55,492
Operating Income                    -3,392
Ordinary Income                     -3,136
Net Income for the Year             -3,136

* Incorporation date: October 1, 2002

Company : Shinhan Finance Ltd.

ID No. :  00000000                                           (Unit: Million Won)

                                      2003.1.1~    2002.1.1~    2001.1.1~
          CLASSIFICATION             2003.12.31   2002.12.31   2001.12.31
          --------------             ----------   ----------   ----------
[Assets]
-Loans in Foreign Currency             370,131      167,667      284,730
-Due from  Banks in Foreign
   Currency                              2,247        3,586      162,775
-Bills Bought in Foreign
   Currency                             14,577       20,235        5,078
-Securities                            136,501      118,133       90,043
-Allowance for Possible
   Loan Losses                          -1,388       -3,266       -3,949
-Other Assets                            1,974        2,689        3,286
-Fixed Assets for Operations               137          374          437
Total Assets                           524,180      513,726      542,399
[Liabilities]
-Deposits in Foreign Currency           60,964       75,974      463,790
-Borrowings in Foreign Currency        397,313      332,996       11,935
-Other Liabilities                       1,321       10,480        1,533
Total Liabilities                      459,598      446,894      477,258
[Stockholders' Equity]
-Capital Stock                          63,684       63,684       63,684
-Retained Earnings                        -277        1,837       -6,334
-Capital Adjustment                      1,175        1,310        7,791
Total Stockholders' Equity              64,582       66,832       65,141
Net Sales                               16,868      22,3845       28,635
Operating Income                        -2,572        7,693        9,488
Ordinary Income                         -2,114        8,171       10,037
Net Income for the Year                 -2,114        8,171       10,037

Company : Shinhan Data System Co., Ltd.

ID No. :  00000000                                           (Unit: Million Won)

                                       13TH FY       12TH FY       11TH FY
                                     (2003.1.1~    (2002.1.1.~   (2001.1.1~
          CLASSIFICATION             2003.12.31)   2002.12.31)   2001.12.31)
          --------------             -----------   -----------   -----------
[Assets]

                                       13TH FY       12TH FY       11TH FY
                                     (2003.1.1~    (2002.1.1.~   (2001.1.1~
          CLASSIFICATION             2003.12.31)   2002.12.31)   2001.12.31)
          --------------             -----------   -----------   -----------
-Current Assets                          2,431         2,197         1,914
-Investments and Other Assets              198           199           194
-Fixed Assets                               68            60            19
Total Assets                             2,696         2,457         2,127
[Liabilities]
-Current Liabilities                       204           224            79
-Fixed Liabilities                         338           231           183
Total Liabilities                          543           455           262
[Stockholders' Equity]
-Capital Stock                           1,000         1,000         1,000
-Retained Earnings                       1,154         1,002           864
Total Stockholders' Equity               2,154         2,002         1,864
Liabilities and Total
   Stockholders' Equity                  2,696         2,457         2,127
Net Sales                                4,264         3,551         2,769
Operating Income                           121           128            60
Ordinary Income                            204           212           165
Net Income for the Year                    152           137           119

Company : Chohung Investment Trust Management Co., Ltd.

ID No. :  00230285                                           (Unit: Million Won)

                                16TH FY     15TH FY       14TH FY
                              (2003.4.1~   (2002.4.1~   (2001.4.1~
      CLASSIFICATION          2004.3.31)   2003.3.31)   2002.3.31)
      --------------          ----------   ----------   ----------
[Current Assets]                 64,043       62,279       47,487
Cash & Due from Bank             61,464       59,870       42,814
Marketable Securities                 -            -            -
Loans                             2,579            -            -
Other Current Assets                  -        2,409        4,673
[Fixed Assets]                    5,593       10,087       21,284
Investment securities             1,972        5,040       16,794
Investments                       2,380        3,788        3,762
Tangible Assets                     263          281          328
Other Fixed Assets                  978          978          400
Total Assets                     69,636       72,366       68,771
[Current Liabilities]             1,342        7,446        8,891

                                16TH FY     15TH FY       14TH FY
                              (2003.4.1~   (2002.4.1~   (2001.4.1~
      CLASSIFICATION          2004.3.31)   2003.3.31)   2002.3.31)
      --------------          ----------   ----------   ----------
[Fixed Liabilities]                 153          200           78
Total Liabilities                 1,495        7,646        8,969
[Capital Stock]                  45,000       45,000       45,000
[Retained Earnings]              23,141       19,720       14,878
[Capital Adjustment]                  -            -        (-)76
Total Stockholders' Equity       68,141       64,720       59,802
Net Sales                        13,630       21,374       23,211
Operating Income                  7,526       15,171       18,251
Ordinary Income                   6,274       13,367       16,812
Net Income for the Year           4,411        9,343       11,622

Company : Chohung Finance Ltd., Hong Kong

ID No. :  00000000                                           (Unit: Million Won)

                                     2003.1.1~      2002.1.1~      2001.1.1~
          CLASSIFICATION            2003.12.31     2002.12.31     2001.12.31
          --------------            ----------     ----------     ----------
[Current Assets]                       129,414        153,378        193,874
Cash & Due from Bank                    18,914         12,322         28,759
Marketable Securities                    6,064          6,325          6,547
Loans                                  104,436        134,731        175,711
Other Current Assets                         -              -              -
[Fixed Assets]                          15,294         13,827         30,075
Investment securities                   14,470         12,677         28,333
Tangible Assets                            384            282            359
Other Fixed Assets                         440            868          1,384
Total Assets                           144,708        167,205        223,949
[Current Liabilities]                  109,682        120,029        172,679
[Fixed Liabilities]                        265            660          6,849
Total Liabilities                      109,947        120,689        179,529
[Capital Stock]                         17,967         18,006         19,637
[Retained Earnings]                     17,132         28,586         24,768
[Capital Adjustment]                    (-)338          (-)76             16
Total Stockholders' Equity              34,761         46,516         44,420
Net Sales                               10,296         16,207         19,906

                                     2003.1.1~      2002.1.1~      2001.1.1~
          CLASSIFICATION            2003.12.31     2002.12.31     2001.12.31
          --------------            ----------     ----------     ----------
Operating Income                     (-)11,500         12,059          8,425
Ordinary Income                      (-)11,392          5,875          7,013
Net Income for the Year              (-)11,392          5,875          7,013

Company: CHB America Bank

ID No.:  00000000                                            (Unit: Million Won)

                                     2003.1.1~      2002.1.1~     2001.1.1~
          CLASSIFICATION            2003.12.31     2002.12.31    2001.12.31
          --------------            ----------     ----------    ----------
[Current Assets]                      342,439        292,834       270,605
Cash & Due from Bank                   10,135         11,651        12,446
Loans                                 332,304        281,183       258,159
Other Current Assets                        -              -             -
[Fixed Assets]                         44,059         49,251        51,385
Investment securities                  29,685         34,109        34,575
Tangible Assets                         9,902          9,946        11,371
Other Fixed Assets                      4,472          5,196         5,439
Total Assets                          386,498        342,085       321,990
[Current Liabilities]                 322,274        253,483       225,835
[Fixed Liabilities]                         -              -         2,650
Total Liabilities                     322,274        253,483       228,485
[Capital Stock]                        60,876         73,012        79,623
[Retained Earnings]                     3,183         15,311        13,988
[Capital Adjustment]                      165            279        (-)106
Total Stockholders' Equity             64,224         88,602        93,505
Net Sales                              22,325         22,876        29,254
Operating Income                        3,710         18,451         9,525
Ordinary Income                         3,949          4,343         6,510
Net Income for the Year                 2,280          2,497         4,329

Note) On March 24, 2003, CHB America Bank is a wholly-owned subsidiary of Chohung Bank created through a merger of Chohung Bank of New York and California Chohung Bank. The closing performance before the merger is the simple sum of the closing performances of the above two companies.

Company : Chohung Bank (Deutschland) GmbH

ID No. : 00000000                                            (Unit: Million Won)

                                    2003.1.1~      2002.1.1~     2001.1.1~
         CLASSIFICATION            2003.12.31     2002.12.31    2001.12.31
         --------------            ----------     ----------    ----------
[Current Assets]                     200,120        207,394       203,710
Cash & Due from Bank                  30,031         18,081        52,809
Loans                                170,089        189,313       150,901
Other Current Assets                       -              -             -
[Fixed Assets]                         3,951          4,696        10,024
Investment securities                  2,403          2,400         8,660
Tangible Assets                          225            392           280
Other Fixed Assets                     1,323          1,904         1,084
Total Assets                         204,071        212,090       213,734
[Current Liabilities]                170,795        182,001       189,717
[Fixed Liabilities]                      207          1,635         2,464
Total Liabilities                    171,002        183,636       192,181
[Capital Stock]                       23,048         19,179        17,716
[Retained Earnings]                   10,021          9,275         3,837
Total Stockholders' Equity            33,069         28,454        21,553
Net Sales                             12,370         14,997        15,069
Operating Income                    (-)1,590         10,486         6,269
Ordinary Income                     (-)1,032          7,720         4,968
Net Income for the Year             (-)1,130          5,024         3,097

Company : Chohung Vina Bank

ID No. :  00000000                                           (Unit: Million Won)

                                    2003.1.1~      2002.1.1~     2001.1.1~
         CLASSIFICATION            2003.12.31     2002.12.31    2001.12.31
         --------------            ----------     ----------    ----------
[Current Assets]                     146,730        146,261       113,501
Cash & Due from Bank                  46,422         87,596        80,917
Loans                                100,308         58,665        32,584
Other Current Assets                       -              -             -
[Fixed Assets]                         2,617          1,955         2,102
Investment securities                    544            554           623
Tangible Assets                        1,010            356           617
Other Fixed Assets                     1,063          1,045           862
Total Assets                         149,347        148,216       115,603
[Current Liabilities]                126,849        129,440        93,759
[Fixed Liabilities]                        -              -         2,709

                                    2003.1.1~      2002.1.1~     2001.1.1~
         CLASSIFICATION            2003.12.31     2002.12.31    2001.12.31
         --------------            ----------     ----------    ----------
Total Liabilities                    126,849        129,440        96,468
[Capital Stock]                       23,956         24,008        26,522
[Retained Earnings]                 (-)1,458       (-)5,232      (-)7,387
Total Stockholders' Equity            22,498         18,776        19,135
Net Sales                              8,254          6,986         6,279
Operating Income                       2,610          4,851         1,811
Ordinary Income                        3,762          1,516      (-)9,020
Net Income for the Year                3,762          1,516      (-)9,025

Company : CHB Valuemeet 2001 year 1st Securitization

ID No. :  00000000                                           (Unit: Million Won)

                                    2003.1.1~      2002.1.1~     2001.6.29~
         CLASSIFICATION            2003.12.31     2002.12.31     2001.12.31
         --------------            ----------     ----------     ----------
[Current Assets]                       2,089          2,853          4,153
Cash & Due from Bank                   1,993          1,771          3,713
Marketable Securities                      -              -              -
Loans                                      -              -              -
Other Current Assets                      96          1,082            440
[Securitization Assets]                  625          5,360         30,615
Securitization Assets                    625          5,360         30,615
[Fixed Assets]                             -              -              -
Tangible Assets                            -              -              -
Other Fixed Assets                         -              -              -
Total Assets                           2,714          8,213         34,768
[Current Liabilities]                  1,853            772          1,656
[Securitization Liabilities]           1,000         15,730         39,803
[Fixed Liabilities]                        -              -              -
Total Liabilities                      2,853         16,502         41,459
[Capital Stock]                           10             10             10
[Retained Earnings]                   (-)149       (-)8,299       (-)6,701
[Capital Adjustment]                       -              -              -
Total Stockholders' Equity            (-)139       (-)8,289       (-)6,691
Operating Revenues                    14,607          7,868          1,600

                                            2003.1.1~                   2002.1.1~                     2001.6.29~
    CLASSIFICATION                         2003.12.31                  2002.12.31                     2001.12.31
    --------------                         ----------                  ----------                     ----------
Operating Income                               7,149                     (-)1,810                      (-)6,879
Ordinary Income                                8,150                     (-)1,598                      (-)6,701
Net Income for the Year                        8,150                     (-)1,598                      (-)6,701

Company : CHB Valuemeet 2001 year 2nd Securitization

ID No. :  00000000                                         (Unit: Million Won)

                                                  2003.1.1~                  2002.1.1~               2001.11.10~
    CLASSIFICATION                               2003.12.31                 2002.12.31               2001.12.31
    --------------                               ----------                 ----------               ----------
[Current Assets]                                        220                       430                       922
Cash & Due from Bank                                    220                       398                       922
Marketable Securities                                     -                         -                         -
Loans                                                     -                         -                         -
Other Current Assets                                      -                        32                         -
[Securitization Assets]                               1,875                     4,519                    12,995
Securitization Assets                                 1,875                     4,519                    12,995
[Fixed Assets]                                            -                         -                         -
Tangible Assets                                           -                         -                         -
Other Fixed Assets                                        -                         -                         -
Total Assets                                          2,095                     4,949                    13,917
[Current Liabilities]                                   260                       226                       344
[Securitization Liabilities]                          6,068                     7,678                    14,431
[Fixed Liabilities]                                       -                         -                         -
Total Liabilities                                     6,328                     7,904                    14,775
[Capital Stock]                                          10                        10                        10
[Retained Earnings]                                (-)4,243                  (-)2,965                    (-)868
[Capital Adjustment]                                      -                         -                         -
Total Stockholders' Equity                         (-)4,233                  (-)2,955                    (-)858
Operating Revenues                                      179                       719                       424
Operating Income                                   (-)1,341                  (-)2,124                    (-)868
Ordinary Income                                    (-)1,278                  (-)2,097                    (-)868
Net Income for the Year                            (-)1,278                  (-)2,097                    (-)868

Company : CHB Valuemeet 2002 year 1st Securitization

ID No. :  00000000                                           (Unit: Million Won)

                                                                     2003.1.1~                        2002.3.29~
  CLASSIFICATION                                                    2003.12.31                        2002.12.31
  --------------                                                    ----------                        ----------
[Current Assets]                                                         401                                569
Cash & Due from Bank                                                     399                                554
Marketable Securities                                                      -                                  -
Loans                                                                      -                                  -
Other Current Assets                                                       2                                 15
[Securitization Assets]                                               11,453                             15,470
Securitization Assets                                                 11,453                             15,470
[Fixed Assets]                                                             -                                  -
Tangible Assets                                                            -                                  -
Other Fixed Assets                                                         -                                  -
Total Assets                                                          11,854                             16,039
[Current Liabilities]                                                    342                                264
[Securitization Liabilities]                                          16,411                             18,433
[Fixed Liabilities]                                                        -                                  -
Total Liabilities                                                     16,753                             18,697
[Capital Stock]                                                           10                                 10
[Retained Earnings]                                                 (-)4,909                           (-)2,668
[Capital Adjustment]                                                       -                                  -
Total Stockholders' Equity                                          (-)4,899                           (-)2,658
Operating Revenues                                                       298                                970
Operating Income                                                    (-)2,302                           (-)2,679
Ordinary Income                                                     (-)2,240                           (-)2,668
Net Income for the Year                                             (-)2,240                           (-)2,668

Company :  Good Morning Shinhan Securities USA Inc.(New York subsidiary)

ID No. : 00000000                                            (Unit: Million Won)

                                                    2003.4.1~                 2002.4.1~                 2001.4.1~
CLASSIFICATION                                      2004.3.31                2003.03.31                2002.03.31
--------------                                      ---------                ----------                ----------
[Current Assets]                                        5,331                    7,633                    10,367
-Quick Assets                                           5,331                    7,633                    10,367
-Inventories                                                                         0                         0
[Fixed Assets]                                            351                      335                       600
-Investments                                                                        41                       449
-Tangible Assets                                          162                       88                        50
-Intangible Assets                                                                   0                         0
-Other Assets                                             189                      205                       101
Total Assets                                            5,682                    7,969                    10,967

                                                    2003.4.1~                 2002.4.1~                 2001.4.1~
CLASSIFICATION                                      2004.3.31                2003.03.31                2002.03.31
--------------                                      ---------                ----------                ----------
[Current Liabilities]                                   1,070                    2,021                     4,336
[Fixed Liabilities]                                                                  0                         0
Total Liabilities                                       1,070                    2,021                     4,336
[Capital Stock]                                         3,342                    5,262                     5,571
[Capital Surplus]                                                                    0                         0
-Capital Reserves                                                                    0                         0
-Assets Revaluations Reserves                                                        0                         0
[Retained Earnings]                                       -21                      685                     1,060
[Capital Adjustment]                                    1,291                        0                         0
Total Stockholders' Equity                              4,612                    5,948                     6,631
Operating Income                                         -984                      316                     3,693
Ordinary Income                                          -984                   (-)624                     3,693
Net Income for the Year                                  -984                   (-)309                     2,387

   Note1) The financial statements of the New York subsidiary prepared in accordance with the laws and regulations of the U.S. are restructured into the Korean language financial statements and, hence, there may be some differences in classifying account titles.

Company : Good Morning Shinhan Securities Europe Limited.(London subsidiary)

ID No. : 00000000                                            (Unit: Million Won)

                                                  2003.1.1~                  2002.1.1~                 2001.1.1~
  CLASSIFICATION                                 2003.12.31                  2002.12.31               2001.12.31
  --------------                                 ----------                  ----------               ----------
[Current Assets]                                     7,225                      3,641                     4,744
-Quick Assets                                        6,095                      3,641                     4,744
-Other Assets                                        1,130                          0                         0
[Fixed Assets]                                         139                        147                        97
-Investments                                            76                         70                         0
-Tangible Assets                                        63                         72                        97
-Intangible Assets                                                                  5                         0
-Deferred Charges                                                                   0                         0
Total Assets                                         7,364                      3,789                     4,773
[Current Liabilities]                                   60                         58                        59
[Fixed Liabilities]                                                                 0                         0
Total Liabilities                                       60                         58                        59
[Capital Stock]                                      9,669                      9,857                     9,478
[Capital Surplus]                                                                   0                         0
-Capital Reserves                                                                   0                         0

                                                  2003.1.1~                  2002.1.1~                 2001.1.1~
  CLASSIFICATION                                 2003.12.31                  2002.12.31               2001.12.31
  --------------                                 ----------                  ----------               ----------
-Assets Revaluations Reserves                                                       0                         0
[Retained Earnings]                                 -5,210                   (-)6,126                  (-)4,764
[Capital Adjustment]                                 2,846                          0                         0
Total Stockholders' Equity                           7,305                      3,731                     4,715
Net Sales                                            2,546                        993                       709
Operating Income                                      -158                   (-)1,113                  (-)1,354
Ordinary Income                                       -177                   (-)1,122                  (-)1,096
Net Income for the Year                               -177                   (-)1,122                  (-)1,096

   Note 1) The financial statements of the London subsidiary prepared in accordance with the laws and regulations of the U.K. are restructured into the Korean language financial statements and, hence, there may be some differences in classifying account titles.

VI.      Matters concerning Shares

1        DISTRIBUTION OF SHAREHOLDING

A.       Current Status of Largest Shareholders & its Specially Related Person

         [As of June 30, 2004]                                (Unit : Shares, %)


                                                                      NUMBER OF SHARES HELD (SHAREHOLDING RATIO)
                                                                      ------------------------------------------
                                                         BEGINNING         INCREASE     DECREASE           ENDING
                                                         ---------         --------     --------           ------
                                  TYPE OF        NUMBER OF  SHAREHOLDING   NUMBER OF    NUMBER OF    NUMBER    SHAREHOLDING CAUSE OF
   NAME          RELATIONSHIP      SHARES         SHARES       RATIO        SHARES       SHARES     OF SHARES      RATIO     CHANGE
   ----          ------------      ------         ------       -----        ------       ------     ---------      -----     ------
BNP Paribas      Principal      Common Stock   13,557,832      4.61            0            0      13,557,832      4.39         -
Luxembourg

BNP Paribas      Principal      Preferred               0         0            0            0               0         0         -
Luxembourg                      Stock

         Total                  Common         13,557,832      4.61            0            0      13,557,832      4.39         -
                                Stock

                                Preferred
                                Stock                   0         0            0            0               0         0
                                    Total      13,557,832      3.46            -            -      13,557,832      3.34

Name of Largest Shareholder      BNP Paribas Luxembourg         Number of Specially Related Party   -   persons

Note1 Notwithstanding no increase or decrease in the number of shares, the change in shareholding ratio was incurred by a surge in the total number of common stocks of the Company to 309,083,890 shares by

         14,682,590 shares, as a result of small-scale of common stock swap between Chohung Bank and the Company as of June 22, 2004. The total number of shares issued and outstanding including preferred stocks rose to 406,388,454 shares.

B. Current Status of Shareholding of Shareholders with 5% or more Shareholding Ratio

       [As of June 30, 2004]                                 (Unit : Shares, %)

                                COMMON STOCK               PREFERRED STOCK                  SUBTOTAL
                                ------------               ---------------                  --------
SERIAL                    NUMBER OF    SHAREHOLDING    NUMBER OF    SHAREHOLDING    NUMBER OF     SHAREHOLDING
  NO.        NAME           SHARES         RATIO        SHARES         RATIO          SHARES         RATIO
  ---        ----           ------         -----        ------         -----          ------         -----
   -           -               -             -             -              -              -              -
    Total                      -             -             -              -              -              -

Note) The shares in the holding company held by Shinhan Bank were completely sold on March 3, 2004.

       -        Number of Shares Held: 29,873,359 shares

       -        Amount of Disposal : KRW627.3 billion

       -        Method of Sale: after hours block trading before commencement of session

2.     BUSINESS AFFAIRS RELATING TO SHARES

 Details of Preemptive Rights                                       Note1)
under Articles of Incorporation

         Closing Date               December 31         Ordinary General      Within three (3) months after
                                                    Meeting of Shareholders            closing date

    Time to Close Entry in                                          Note2)
    Shareholders' Registry

   Type of Stock Certificate                1,5,10,50,100,500,1000,10,000 shares (8 denominations)

        Transfer Agent                          Korea Securities Depository (TEL : 3772-9000)

   Privilege of Shareholders            None          Newspaper for Public        Hankuk Economic Daily
                                                             Notice                Maeil Economic Daily

Note 1) Article 13 of Articles of Incorporation

(1) The shareholders of the Company shall have pre-emptive rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2) Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following instances:

         1. If the Company issues new shares by way of general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, by a resolution of the Board of Directors in accordance with the provisions of the Securities Exchange Act ("SEA").

         2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;

         3. If the Company issues new shares for the issuance of depositary receipts ("DR"s), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, in accordance with the provisions of the SEA;

         4. If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;

         5. If the Company issues new shares to the securities investment company that runs exclusively the banking business, as set forth in the Finance Holding Company Act (the "FHCA"); or

         6. If the Company issues new shares to foreign investors, foreign or domestic financial institutions, allied companies, etc. for the necessity of management, such as introduction of advanced technology, improvement of financial structure of or financial support to the Company or its subsidiary, strategic business alliance, etc., to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

(3) In case new shares are issued pursuant to Paragraph (2), type, number, issue price, etc. of shares to be issued shall be determined by a resolution of the Board of Directors, to the extent permitted by the relevant laws, such as the SEA, etc.

(4) In the case of abandonment or loss of the pre-emptive right to subscribe for new shares by any shareholder, the forfeited shares resulting from such abandonment or loss of the pre-emptive right shall be disposed by a resolution of the Board of Directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the Board of Directors.

Note 2) Article 18 (Close of Shareholders' Registry and Record Date)

(1) The Company shall suspend entries of alteration with respect to its rights, from the 1st day of January of each year up to the closing date of the Ordinary General Meeting of Shareholders for the relevant fiscal year.

(2) The shareholders registered in the shareholders' registry as of December 31 of each fiscal year shall be entitled to exercise the rights as shareholders at the Ordinary General

         Meeting of Shareholders convened for such fiscal year.

(3) The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, suspend any entry into the shareholders' registry with respect to shareholders' rights for a period not exceeding three (3) months as determined by a resolution of the Board of Directors, or cause the shareholders whose names appear in the shareholders' registry on a record date set by a resolution of the Board of Directors to exercise the rights as shareholders. If the Board of Directors deems it necessary, the Company may suspend any entry into the shareholders' registry and set the record date at the same time. The Company shall give at least two (2) weeks prior notice to the public.

(4) Notwithstanding the provision of Paragraph (3), if otherwise set forth in the FHCA or other relevant laws, the Company may follow such different provisions.

3.       STOCK PRICE & RESULTS OF STOCK TRADING FOR THE MOST RECENT SIX (6)
         MONTHS

A.       Korea Securities Market

                                                            (Unit : Won, Shares)

            TYPE                  MARCH 2004         APRIL 2004     MAY 2004        JUNE 2004       JULY 2004       AUG. 2004
            ----                  ----------         ----------     --------        ---------       ---------       ---------
Common Stock        High              22,700            23,250         21,550          18,800          17,400           20,350
                    Low               20,050            20,450         16,200          15,700          15,200           16,600
Monthly Trading Volume            67,106,149        21,938,659     27,771,913      32,986,317      27,090,639       24,600,301

B.       Overseas Securities Market

[Name of Stock Exchange : NYSE]                             (Unit : USD, Shares)

         TYPE                   MARCH 2004      APRIL 2004      MAY 2004         JUNE 2004      JULY 2004        AUG. 2004
         ----                   ----------      ----------      --------         ---------      ---------        ---------
   ADR            High              38.50           40.80          37.27             32.00          30.23            34.90
                  Low               34.05           35.15          27.60             27.76          26.50            29.33
Monthly Trading Volume            160,700          90,700        110,300           110,800        174,500          189,100

VII.     Matters concerning Officer & Employees

1.       CURRENT STATUS OF OFFICERS

                                                                 (Unit : Shares)

                                                                                                       NUMBER OF
                                                                                                      SHARES HELD
     TITLE       REGISTERED/                                                                          -----------
   (STANDING/       NON-                DATE OF                                                    COMMON    PREFERRED
  NON-STANDING   REGISTERED    NAME      BIRTH     BRIEF PERSONAL RECORD          BUSINESS         STOCK       STOCK       REMARK
  ------------   ----------    ----      -----     ---------------------          --------         -----       -----       ------
 Representative   Registered  Eung     38.11.25  Sunlin Commercial High          Chairman of       109,973        -     Re-appointed
   Director &                 Chan Na            School                        General Steering
    Chairman                                     President of Shinhan Bank        Committee
   (Standing)                                    Vice Chairman of Shinhan
                                                 Bank

 Representative   Registered  Young    45.10.28  Sungkyunkwan University, a   Member of General    15,553         -     Re-appointed
   Director &                 Hwi Choi           B.A. in economics            Steering Committee
   President                                     Senior Executive Vice
   (Standing)                                    President of Shinhan Bank
                                                 Vice President of Shinhan
                                                 Bank
                                                 Outside Director of Shinhan
                                                 Bank and Chohung Bank
                                                 (current)

    Director      Registered  In Ho    43.11.02  Yonsei University, a B.A.            -            23,191         -     Re-appointed
 (Non-Standing)                Lee               in economics
                                                 Chief Executive Director
                                                 of Shinhan Bank
                                                 President of Shinhan Bank

    Director      Registered   Young   29.07.02  Meiji University, a B.A. in   Member of Audit     427,372        -     Re-appointed
 (Non Standing)                 Seok             business                           Committee
                                Choi             Non-standing Director of         Member of
                                                 Shinhan Bank                    Compensation
                                                 Representative Director of       Committee
                                                 CYS Co., Ltd. (current)

    Director      Registered  Young    48.08.04  Chosun University in Japan           ,-           12,261         -        New
 (Non-Standing)               Woong              Representative Director of
                               Yang              Doen (Limited) (current)

Outside Director  Registered   Pyung   39.02.06  Princeton Graduate School        Member of           -           -     Re-appointed
                              Joo Kim            a doctorate. in economics         Steering
                                                 Dean of the Graduate School      Committee,
                                                 of International Studies at   Chairman of Risk
                                                 Sogang University

                                                                                  Management
                                                 Professor at KDI School of       Committee
                                                 Public Policy and
                                                 Management (current)

Outside Director  Registered  Il Sup   46.07.01  Seoul Univ., a doctorate.    Chairman of Audit       -           -     Re-appointed
                                Kim              in business administration       Committee
                                                 Vice President of Samil          Member of
                                                 Pricewaters Coopers.            Compensation
                                                 Professor at College of          Committee
                                                 Business Management at Ewha
                                                 Woman's University
                                                 (current)

Outside Director  Registered    Sang   42.09.13  Seoul University, a B.A. in   Member of Audit        -           -         New
                              Yoon Lee           Commerce                         Committee
                                                 Non-standing Vice Chairman       Member of
                                                 of Korea Foods Industry         Compensation
                                                 Association (current)            Committee
                                                 Representative Director &
                                                 President of Nongshim
                                                 (current)

Outside Director  Registered    Yoon   46.03.05  Hankuk University of            Chairman of          -           -         New
                                Soo              Foreign Studies, a B.A. in      Compensation
                                Yoon             Political Science and            Committee
                                                 Diplomacy                      Member of Risk
                                                 Non-standing director of         Management
                                                 Hanvit Bank (former)             Committee
                                                 Representative Director of       Member of
                                                 FILA Korea (current)              Steering
                                                                                  Committee,

Outside Director  Registered    Sang   48.02.02  Duke Univ., a doctorate in       Member of           -           -         New
                                Chul             engineering                     Compensation
                                Lee              Minister of Information &        Committee
                                                 Communication (former)
                                                 Standing advisor at Kolon
                                                 (current)

Outside Director  Registered   Byung   28.09.10  Meiji University, a B.A. in      Member of        12,903         -     Re-appointed
                              Hun Park           business                     Steering Committee
                                                 Head of Central Headquarter
                                                 of the Korean Residents
                                                 Union in Japan
                                                 Chairman of Daesung Eltec
                                                 Co., Ltd. (current)

Outside Director  Registered  Moon     30.12.31  Osaka University, LL.B        Member of Audit        -           -     Re-appointed
                               Pil               President of                     Committee
                               Oh                Non-standing Director of
                                                 Shinhan Bank
                                                 President of Hwanhwa Heung
                                                 San Co., Ltd. (current)

    Director      Registered  Young    34.04.04  Chief Director of Baekdoo            -               -           -     Re-appointed
 (Non Standing)               Soo                Academy, Kunkuk High School
                              Lee                (current)
                                                 President of Teni
                                                 Corporation (current)

Outside Director  Registered  Dong     36.11.27  Chief Director of Aichi       Member of Audit     10,162         -         New
                              Hyun               Commercial Bank in Japan         Committee
                              Kwon               (Current)
                                                 President of King Koo Tour
                                                 Co., Ltd. (current)

Outside Director  Registered  Philippe 49.06.24  l'Universite Pantheon-Assas :  Member of Risk        -           -         New
                              Reynieix           Paris 2, a M.A. in               Management
                                                 commercial law                   Committee
                                                 General Manager of BNP
                                                 Paribas Singapore (former)
                                                 General Manager of BNP
                                                 Paribas Seoul Branch
                                                 (Current)

Senior Executive  Non-        Bhang-   51.12.13  Yonsei University, MBA          Integration          -           -     Re-appointed
 Vice President   Registered  Gil Choi           General Manager of General   Coordination Team
                                                 Planning and Management             1, 2
                                                 Department of Shinhan Bank      (Relating to
                                                                                 Chohung Bank)

Senior Executive  Non           Chil   46.08.20  Sungkyunkwan University, a    Public Relation        -           -         New
 Vice President   -Registered   Sun              B.A. in business               Team, Audit &
                                Hong             administration                Compliance Team
                                                 Acting President of Chohung   Business Support
                                                  Bank                            Team 1, 2
                                                 Outside Director of Good
                                                  Morning Shinhan Securities
                                                  and Shinhan Card (current)

Senior Executive  Non           Hee    50.10.14  Korea University MBA          Business Support     3,628         -         New
 Vice President   -Registered   Soo              Deputy President of Shinhan        Team 1
                                Kim              Bank                            Integration
                                                 Outside Director of Shinhan  Coordination Team
                                                 Bank and Cheju Bank                  1
                                                 (current)

Senior Executive  Non-Registered  Byung  51.01.06  Seoul University, a B.A. in     Planning & Financial       -   -  New
Vice President                     Jae             business administration            Management Team
                                   Cho             Chohung Bank, General Manager         IR Team
                                                   Planning and Management
                                                   Department Outside Director of
                                                   Chohung Bank and Shinhan
                                                   Capital (current)

                                                   Duksoo Commercial High School   General Service Team  16,388   -  New
Senior Executive  Non-Registered   Baek  52.10.08  General Manager of Shinhan      IT Planning Team
Vice President                     Soon            Bank Managing Director of       Integration
                                   Lee             Shinhan Bank                    Coordination
                                                                                   Team II

Total Amount of Semiannual Salary : KRW2,729 million

Average Commission per Person : KRW210 million

* The said average commission per person is the total amount of semiannual salary, which refers to the amount paid to 8 directors and 5 senior executive vice presidents (no separate commission is paid to other directors), divided by 13.

2. CURRENT STATUS OF EMPLOYEES


                                             (as of end of July 31, 2004, Unit :Million Won)
--------------------------------------------------------------------------------------------
                        NUMBER OF EMPLOYEES
                -------------------------------------
                MANAGEMENT                              AVERAGE   ANNUAL   AVERAGE
                & CLERICAL                             LENGTH OF  TOTAL   SALARY PER
CLASSIFICATION     WORK     PRODUCTION  OTHERS  TOTAL   SERVICE   SALARY    PERSON    REMARK
--------------  ----------  ----------  ------  -----  ---------  ------  ----------  ------
     Male           62          -         -      62    1.7 years   4,371    70          -
    Female          14          -         1      15    1.8 years     381    25          -
     Total          76          -         1      77    1.7 years   4,752    61          -

3. STATUS OF LABOR UNION

      -     /A

VIII. Other Necessary Matters

1.    SUMMARY OF REPORT & PUBLIC DISCLOSURE

A. Reported Matter pursuant to Cap. 6 Section 2 of Regulation (Report of Major Business Management)

    DATE OF
     REPORT               SUBJECT                               REPORTED MATTERS                        REMARKS
     ------               -------                               ----------------                        -------
January 9, 2004    Extension of loans     - Extended loans to the subsidiary, Shinhan Card.
                   to the largest         * Terms of loan
                   shareholder, etc.      -- KRW100 billion: January 9, 2004 ~ July 8, 2004 (181 days)

January 9, 2004    Execution of loan      * Important matters relating to business management of the
                   agreement              subsidiary (Shinhan Card)
                                          - Determined to borrow loans from the holding company.
                                          KRW100 billion (maturity: July 8, 2004)

January 14, 2004   Dismissal of an        * Important matters relating to business management of the
                   outside director       subsidiary (Shinhan Bank)
                                          Youn Soo Song

January 14, 2004   Dismissal of an        * Important matters relating to business management of the
                   outside director       subsidiary (Shinhan Card)
                                          Min Ky Han

January 14, 2004   Dismissal of a         * Important matters relating to business management of the
                   member of the audit    subsidiary (Shinhan Bank)
                   committee              Youn Soo Song

January 14, 2004   Other important        * Important matters relating to business management of the
                   matters relating to    subsidiary (Shinhan Bank)
                   business management    - In respect of the written resolution for the
                                          normalization of business management of LG Card, Co., Ltd.
                                          as determined by 16 creditor financial institutions,
                                          Shinhan Bank resolved, at the meeting of the board of
                                          directors held on January 13, 2004 (Thursday), to give its consent to such creditor financial institutions' resolution within the limit of KRW81.3 billion (in case of equity
                                          conversion) and KRW81 billion (in case of additional
                                          provision of liquidity which is to be converted into equity in the future), respectively.

January 14, 2004   Appointment of a       * Important matters relating to business management of the
                   member of the audit    subsidiary (Shinhan Bank)
                   committee              Kyung Seo Park

January 20, 2004   Other important        * Important matters relating to business management of the
                   matters relating to    subsidiary (Chohung Bank)
                   business management    - In respect of the agreement for the normalization of
                                          business management of LG Card Co., Ltd. as adopted at the meeting of the creditor financial institutions, Chohung
                                          Bank resolved, subject to obtaining consents from all of 16 creditor financial institutions, to submit a written
                                          agreement under which it agrees to convert KRW73.7 billion of the existing debts to equity and to additionally provide
                                          KRW 73.4 billion of liquidity (which is to be converted
                                          into equity in the future) at the meeting of the board of
                                          director held on January 19, 2004.

February 10, 2004  Decrease in sales      * Important matters relating to business management of the
                   volume by 10% or       holding company
                   more compared with     Decrease in sales volume: KRW156,932,284,748
                   that of the most       Rate of decrease in sales volume: 24.39%
                   recent fiscal year

February 10, 2004  Decrease in ordinary   * Important matters relating to business management of the
                   income by 30% or       holding company
                   more compared with     Decrease in ordinary income: KRW241,703,272,978
                   that of the most       Rate of decrease in ordinary income: 40.02%
                   recent fiscal year

February 10, 2004  Decrease in net        * Important matters relating to business management of the
                   earnings for the       holding company
                   year by 30% or more    Decrease in ordinary income: KRW241,703,272,978
                   compared with those    Rate of decrease in ordinary income: 40.02%
                   of the most recent
                   fiscal year

February 10, 2004  Decrease in ordinary   * Important matters relating to business management of the
                   income by 30% or       subsidiary (Shinhan Bank)
                   more compared with     Decrease in ordinary income: KRW157,236,520,567
                   that of the most       Rate of decrease in ordinary income: 18.65%
                   recent fiscal year

February 10, 2004  Decrease in net        * Important matters relating to business management of the
                   earnings for the       subsidiary (Shinhan Bank)
                   year by 30% or more    Decrease in net earnings for the year: KRW119,842,549,276
                   compared with those    Rate of decrease in net earnings for the year: 20.11%
                   of the most recent
                   fiscal year

February 10, 2004  Increase in ordinary   * Important matters relating to business management of the
                   loss by 30% or more    subsidiary (Chohung Bank)
                   compared with that     Increase in ordinary loss: KRW304,615,211,742
                   of the most recent     Rate of increase in ordinary loss: 49.8%
                   fiscal year

February 10, 2004  Increase in net loss   * Important matters relating to business management of the
                   for the year by 30%    subsidiary (Chohung Bank)
                   or more compared       Increase in net loss for the year: KRW379,906,487,536
                   with that of the       Rate of increase in net loss for the year: 64.8%
                   most

                   recent fiscal year

February 12, 2004  Increase in sales      * Important matters relating to business management of the
                   volume by 10% or       subsidiary (Shinhan Card)
                   more compared with     Increase in sales volume: KRW202,908,771,539
                   that of the most       Rate of increase in sales volume: 88.6%
                   recent fiscal year

February 12, 2004  Increase in ordinary   * Important matters relating to business management of the
                   loss by 30% or more    subsidiary (Shinhan Card)
                   compared with that     Increase in ordinary loss: KRW90,861,026,122
                   of the most recent     Rate of increase in ordinary loss: - (deficit)
                   fiscal year

February 12, 2004  Increase in net loss   * Important matters relating to business management of the
                   for the year by 30%    subsidiary (Shinhan Card)
                   or more compared       Increase in ordinary loss: KRW90,328,353,243
                   with that of the       Rate of increase in ordinary loss: - (deficit)
                   most recent fiscal
                   year

February 13, 2004  Investment in other    * Important matters relating to business management of the
                   company (acquisition   subsidiary (Shinhan Bank)
                   of equity and          - LG Card Co., Ltd.
                   equity-related
                   securities)

February 13, 2004  Other important        * Important matters relating to business management of the
                   matters relating to    subsidiary (Chohung Bank)
                   business management    - Equity conversion for normalization of business
                                          management of LG Card Co., Ltd.

February 13, 2004  Resolution for         * Important matters relating to business management of the
                   issuance of overseas   subsidiary (Shinhan Bank)
                   general bonds          - Total issue amount: KRW116,920,000,000
                                          - Date of payment: February 24, 2004
                                          - Date of maturity: February 24, 2014

February 20, 2004  Execution of           * Important matters relating to business management of the
                   agreement for          subsidiary (Shinhan Bank)
                   issuance of overseas   - Total issue amount: KRW57,730,000,000
                   general bonds          - Date of payment: February 24, 2004
                                          - Date of maturity: February 24, 2014

February 25, 2004  Resolution of board    * Agenda and major contents thereof
                   of directors for       - Agenda No. 1: Approval of (the proposal for) balance
                   convening a general    sheet, income and loss statement and statement of
                   meeting of             appropriation of retained earning for the 3rd fiscal year
                   shareholders           (January 1, 2003 ~ December 31, 2003)
                                          - Agenda No. 2:  Partial amendment to articles of
                                          incorporation
                                          - Agenda No. 3:  Appointment of directors
                                          - Agenda No. 4:  Appointment of a member of audit

                                          committee who is also outside director:
                                          - Agenda No. 5:  Approval of limit of directors'
                                          compensation
                                          - Agenda No. 6:  Granting stock options to the officers and employees of the company and its subsidiary

February 25, 2004  Approval of board of   * Important matters relating to business management of the
                   directors to grant     holding company
                   stock option           - Grantee: 26 persons including Ra Eung Chan
                                          - Quantity: 1,405,000 shares
                                          - Scheduled date of general meeting of shareholders: March
                                          25, 2003

February 25, 2004  Resolution of          * Important matters relating to business management of the
                   payment of cash        holding company
                   dividends              - Total amount of dividends: KRW242,113,904,555
                                          - Dividend per share: KRW600 (common shares)
                                          - Record date for payment of dividends: December 31, 2003

February 27, 2004  Resolution of board    * Important matters relating to business management of the
                   of directors for       subsidiary (Shinhan Card)
                   convening a general    - Agenda No. 1: Approval of balance sheet, income and loss
                   meeting of             statement and statement of appropriation of retained
                   shareholders           earning for the 2nd fiscal year (January 1, 2003 ~ December
                                          31, 2003)
                                          - Agenda No. 2: Appointment of directors
                                          - Agenda No. 3:  Approval of limit of directors'
                                          compensation

March 3, 2004      Disposal of equity     * Important matters relating to business management of the
                   securities (shares)    subsidiary (Shinhan Bank)
                   invested in other      Shinhan Financial Group
                   company

March 8, 2004      Appointment of         * Important matters relating to business management of the
                   independent auditor    subsidiary (Chohung Bank)
                                          KPMG Samjong Accounting Corp.

March 8, 2004      Approval of board of   * Important matters relating to business management of the
                   directors to grant     subsidiary (Chohung Bank)
                   stock option           KPMG Samjong Accounting Corp.

March 8, 2004      Resolution of board    * Important matters relating to business management of the
                   of directors for       subsidiary (Shinhan Card)
                   convening a general    - Agenda No. 1: Approval of balance sheet, income and loss
                   meeting of             statement and statement of appropriation of retained
                   shareholders           earning for the 172nd fiscal year (January 1, 2003 ~
                                          December 31, 2003)
                                          - Agenda No. 2: Amendment to articles of incorporation
                                          - Agenda No. 3:  Appointment of directors
                                          - Agenda No. 4:  Appointment of a standing member of the

                                          audit committee
                                          - Agenda No. 5: Appointment of a member of the audit
                                          committee who is an outside director
                                          - Agenda No. 6:  Approval of limit of directors'
                                          compensation
                                          - Agenda No. 7: Repeal of regulations on severance payment for officers
                                          - Agenda No. 8:  Granting stock options

March 10, 2004     Resolution of board    * Important matters relating to business management of the
                   of directors for       subsidiary (Shinhan Card)
                   convening a general    - Agenda No. 1: Approval of balance sheet, income and loss
                   meeting of             statement and statement of appropriation of retained
                   shareholders           earning for the 22nd fiscal year (January 1, 2003 ~
                                          December 31, 2003)
                                          - Agenda No. 2:  Partial amendment to articles of
                                          incorporation
                                          - Agenda No. 3:  Approval of limit of directors'
                                          compensation
                                          - Agenda No. 4:  Appointment of directors

March 10, 2004     Other important        * Important matters relating to business management of the
                   matters relating to    subsidiary (Chohung Bank)
                   business management    - Fixed the quantity of shares for which the stock option
                                          may be exercised (part of the stock options has been
                                          cancelled).
                                          - Number of persons previously granted with the stock
                                          option: 68 persons
                                          - Number of shares for which the stock options have been
                                          previously granted: 1,352,735 shares (common shares)
                                          - Persons whose stock options have been cancelled: Sung Bok
                                          Wee and 14 others
                                          - Number of shares for which the stock options have been
                                          cancelled: 647,065 shares
                                          - Reasons and grounds for cancellation: the quantity of
                                          shares has been fixed in accordance with the conditions of exercise.

March 11, 2004     Submission of audit    * Important matters relating to business management of the
                   report                 subsidiary (Chohung Bank)

March 17, 2004     Submission of audit    * Received the audit report from the independent auditor.
                   report

March 17, 2004     Submission of audit    * Important matters relating to business management of the
                   report                 subsidiary (Shinhan Bank)
                                          - Received the audit report for Shinhan Bank.

March 17, 2004     Submission of audit    * Important matters relating to business management of the
                   report                 subsidiary (Shinhan Card)

                                          - Received the audit report for Shinhan Card.

March 17, 2004     Extension of loans     * Loans to Shinhan Capital
                   to the largest         - KRW30 billion (3 yrs, general loan)
                   shareholder, etc.      - KRW20 billion (5 yrs, subordinated loan)

March 24, 2004     Appointment of         * Important matters relating to business management of the
                   independent auditor    subsidiary (Shinhan Bank)
                                          - Appointment of independent auditor for Shinhan Bank:
                                          KPMG Samjong Accounting Corp.

March 24, 2004     Appointment of         * Important matters relating to business management of the
                   independent auditor    subsidiary (Shinhan Card)
                                          - Appointment of independent auditor for Shinhan Card:
                                          KPMG Samjong Accounting Corp.

March 26, 2004     Resolution of          * Disclosed the major resolutions adopted by the general
                   ordinary general       meeting of shareholders.
                   meeting of             - All of 6 agendas were resolved as submitted.
                   shareholders

March 26, 2004     Granting stock         - Officers: Eung Chan Ra and 26 others (705,000 shares in
                   option at the          total)
                   special resolution     - Heads of departments: Byung Kuk Song and 408 others
                   of the general         (700,000 shares in total)
                   meeting of             - Exercise price:
                   shareholders

March 26, 2004     Dismissal of outside   * Resignation of outside directors (termination of the term directors (4 persons)  of office)
                                          - Myung Ho Kim, Keon Chi Kim, Pyung Jo Park, Young Chul
                                          Kwon (4 persons)

March 26, 2004     Dismissal of a         * Resignation of a member of the audit committee
                   member of the audit    (termination of the term of office)
                   committee              - Pyung Jo Park

March 26, 2004     Resolution for         * Appointment of outside directors
                   appointment of         - Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon,
                   outside directors      Sang Chul Lee, Byung Hum Park, Moon Pil Oh, Young Soo Lee,
                   (10 persons)           Dong Hyun Kwon, Reynieix (10 persons)

March 26, 2004     Appointment of         * Appointment of members of the audit committee
                   members of the audit   - Young Seok Choi, Il Sup Kim, Sang Yoon Lee, Moon Pil Oh,
                   committee (5 persons)  Dong Hyun Kwon

March 26, 2004     Resolution of          * Important matters relating to business management of the
                   ordinary general       subsidiary (Shinhan Bank)
                   meeting of             - Resolved as submitted.
                   shareholders

March 26, 2004     Dismissal of a         * Important matters relating to business management of the
                   member of the audit    subsidiary (Shinhan Bank)
                   committee              Kyung Seo Park

March 26, 2004     Resolution for         * Important matters relating to business management of the

                   appointment of         subsidiary (Shinhan Bank)
                   outside directors (5   - Young Hwi Choi, Kap Young Chung, Kyung Seo Park, Sang Rok
                   persons)               Seo, Hee Soo Kim (5 persons)

March 26, 2004     Appointment of         * Important matters relating to business management of the
                   members of the audit   subsidiary (Shinhan Bank)
                   committee (3 persons)  - Sang Rok Seo, Hee Soo Kim, Jae Ho Cho (3 persons)

March 26, 2004     Resolution of          * Important matters relating to business management of the
                   ordinary general       subsidiary (Chohung Bank)
                   meeting of             - Resolved as submitted.
                   shareholders

March 26, 2004     Granting stock         * Important matters relating to business management of the
                   option at the          subsidiary (Chohung Bank)
                   special resolution     - Dong Soo Choi and 8 others (total 340,000 shares,
                   of the general         exercise price KRW 5,000)
                   meeting of
                   shareholders

March 26, 2004     Resolution for         * Important matters relating to business management of the
                   appointment of         subsidiary (Chohung Bank)
                   outside directors (3   Dae Sik Kim, Yong Sung Park, Young Hwi Choi (3 persons)
                   persons)

March 26, 2004     Appointment of         * Important matters relating to business management of the
                   members of the audit   subsidiary (Chohung Bank)
                   committee (3 persons)  Chang Sung Jang, Ji Hong Yoo, Byung Jae Cho (3 persons)

March 26, 2004     Resolution of          * Important matters relating to business management of the
                   ordinary general       subsidiary (Shinhan Card)
                   meeting of             - Resolved as submitted.
                   shareholders

March 26, 2004     Resolution for         * Important matters relating to business management of the
                   appointment of         subsidiary (Shinhan Card)
                   outside director       Chil Sun Hong

March 26, 2004     Investment in other    * Equity conversion for Hyundai Engineering & Construction
                   company                Co., Ltd. by the subsidiary, Shinhan Bank
                                          - Amount of investment: KRW29,800,000,000

April 2, 2004      Disclosure of other    * Fixed the quantity of shares issued by the subsidiary,
                   important matters      Chohung Bank for which the stock option may be exercised.
                   relating to business   - Number of shares for which the stock options have been
                   management             previously granted: 1,045,670 common shares
                                          - Number of shares for which the stock options have been
                                          cancelled: 106,704 common shares

April 8, 2004      Disposal of equity     * Disposal of shares of SK Corporation held by the
                   securities (shares)    subsidiary, Shinhan Bank
                   invested in other      - Number of disposed shares: 1,110,750 shares
                   company                - Amount of disposed shares: KRW49,036,097,000

April 12, 2004     Resolution for share   * Share swap with subsidiary, Chohung Bank, making Chohung
                   swap                   Bank a wholly-owned subsidiary.
                                          - Exchange ratio: 13.54%

April 12, 2004     Resolution for         * Provision of options other than share swap for purpose of
                   tender offer or        making Chohung Bank a wholly-owned subsidiary
                   offered purchase       - Number of shares: 27,109,657 shares
                                          - Price per share: KRW 3,500

April 12, 2004     Resolution for         * Correct number of shares held by others except for the
                   tender offer or        Company
                   offered                - Number of shares: 135,548,285 shares
                   purchase(corrected)

April 12, 2004     Report on share swap   * Chohung Bank became a wholly-owned subsidiary through a
                                          small scale of share swap.
                                          - Exchange ratio: 0.1354

April 12, 2004     Resolution for         * Provision of options to minority shareholders of Chohung
                   tender offer or        Bank through tender offer as Chohung Bank became a
                   offered purchase       wholly-owned subsidiary
                                          - Number of shares: 27,109,657 shares
                                          - Price per share: KRW 3,500

April 12, 2004     Resolution for share   * Important matters relating to business management of the
                   swap                   subsidiary (Chohung Bank)
                                          - Exchange/Transfer percentage against the total assets:
                                          0.69%

April 12, 2004     Resolution of board    * Important matters relating to business management of the
                   of directors for       subsidiary (Chohung Bank)
                   convening a general    - Agenda No. 1: Approval of share swap agreement
                   meeting of
                   shareholders

April 12, 2004     Resolution for         * The disclosure concerned may apply to matters disclosed
                   tender offer or        by Chohung Bank.
                   offered purchase
                   (corrected)

April 16, 2004     Increase in ordinary   * Important matters relating to business management of the
                   income by 30% or       subsidiary (Good Morning Shinhan Securities)
                   more compared with     - Increase in ordinary income for the year: KRW
                   that of the most       91,663,093,349
                   recent fiscal year     - Rate of increase in ordinary income for the year: 1,655.0%

April 16, 2004     Increase in sales      * Important matters relating to business management of the
                   volume by 10% or       subsidiary (Good Morning Shinhan Securities)
                   more compared with     - Increase in sales volume for the year: KRW 59,078,150,117
                   that of the most       - Rate of increase in sales volume for the year: 9.5%
                   recent fiscal year

April 16, 2004     Increase in net        * Important matters relating to business management of the
                   earnings by 30% or     subsidiary (Good Morning Shinhan Securities)
                   more compared with     - Increase in net earnings for the year: KRW 69,661,436,647
                   that of the most       - Rate of increase in net earnings for the year: 640.4%

                   recent fiscal year

April 27, 2004     Disclosure of other    * Receipt of dissenting shares with respect to small-scale
                   important matters      of share swap
                   relating to business   - Total number of shares issued and outstanding:
                   management             391,705,864 shares
                                          - Number of dissenting shares: 11,773,441 shares
                                          - Dissenting share ratio: 3.01%

April 27, 2004     Exercise of a right    * Change of DR
                   to claim for           - Delivery of 3,018,894 shares of GDR, ADR
                   underlying share of    - Number of remaining DR as of date of disclosure:
                   DR                     3,287,035 shares

April 29, 2004     Disclosure of other    * Purchase of subordinated bonds issued by Cheju Bank and
                   important matters      held by Shinhan Bank
                   relating to business   - Purchase Amount: KRW 3.14 billion
                   management

April 30, 2004     Disclosure of other    * Acquisition of shares in Shinhan Credit Information held
                   important matters      by Lone Star
                   relating to business   - Number of shares acquired: 294,000 shares (49%)
                   management             - The Shareholding ratio in Shinhan Credit Information is
                                          scheduled to increase to 100% from 51%.

May 10, 2004       Increase in ordinary   * Important matters relating to business management of the
                   income compared with   subsidiary
                   that of the most       The figures are corrected upon a settlement of accounting
                   recent fiscal year     of Good Morning Shinhan Securities
                   (corrected)

May 10, 2004       Increase in sales      * Important matters relating to business management of the
                   volume compared with   subsidiary
                   that of the most       The figures are corrected upon a settlement of accounting
                   recent fiscal year     of Good Morning Shinhan Securities
                   (corrected)

May 10, 2004       Increase in net        * Important matters relating to business management of the
                   earnings compared      subsidiary
                   with that of the       The figures are corrected upon a settlement of accounting
                   most recent fiscal     of Good Morning Shinhan Securities
                   year
                   (corrected)

May 12, 2004       Resolution for         * Important matters relating to business management of the granting stock option  subsidiary (Good Morning Shinhan Securities)
                                          - Person to be granted: Woo Geun Lee and 109 others
                                          - Number of shares to be granted: total 709,000 shares

May 12, 2004       Resolution of board    * Important matters relating to business management of the
                   of directors for       subsidiary (Good Morning Shinhan Securities)
                   convening a general    - Agenda No. 1: Approval of balance sheet, income and loss
                   meeting of             statement and statement of appropriation of retained
                   shareholders           earning for the 5th fiscal year (April 1, 2003 ~ March 31,
                                          2004)

                                          - Agenda No. 2: Appointment of directors
                                          - Agenda No. 3: Approval of ceiling of remuneration for
                                          directors
                                          - Agenda No. 4: Granting stock option

May 17, 2004       Outcome of tender      - Estimated number of shares subject to tender offer:
                   offer                  27,109,657 shares
                                          - Total amount: KRW 94,883,799,500
                                          - Amount per share: KRW 3,500

May 17, 2004       Outcome of tender      * Important matters relating to business management of the
                   offer                  subsidiary (Chohung Bank)

May 21, 2004       Filing of audit        * Important matters relating to business management of the
                   report                 subsidiary (Good Morning Shinhan Securities)

May 24, 2004       Disclosure of other    * Decision on number of shares available to the group
                   important matters      management in exercising a stock option
                   relating to business   - Determined Number of exercisable shares: 406,967 shares
                   management

May 24, 2004       Resolution of          * Important matters relating to business management of the
                   extraordinary          subsidiary (Chohung Bank)
                   meeting of             - Resolved as submitted
                   shareholders

May 29, 2004       Resolution of          * Important matters relating to business management of the
                   ordinary general       subsidiary (Good Morning Shinhan Securities)
                   meeting of             - Resolved as submitted
                   shareholders

May 29, 2004       Granting stock         * Important matters relating to business management of the
                   option at the          subsidiary (Good Morning Shinhan Securities)
                   special resolution     - Management: 7 persons (315,000 shares)
                   of the general         - Deputy Branch Manager: 99 persons (318,000 shares)
                   meeting of             - Exercise price: KRW 5,000
                   shareholders

May 29, 2004       Cancellation of        * Important matters relating to business management of the
                   Granting of stock      subsidiary (Good Morning Shinhan Securities)
                   options                - Persons subject to cancellation: Gi Kwon Do, Geun Mo Lee,
                                          Hong Sik Kim
                                          - Number of shares cancelled: common stock 150,000 shares

May 29, 2004       Resolution for         * Important matters relating to business management of the
                   appointment of         subsidiary (Good Morning Shinhan Securities)
                   outside directors      - Kyung Ho Kim, Jin Won Park, Hong Yeol Jeon, Hyung Tae Kim
                   (3 persons)            (3 persons in total)

May 29, 2004       Appointment of         * Important matters relating to business management of the
                   member of audit        subsidiary (Good Morning Shinhan Securities)
                   committee (3 persons)  - Hyung Tae Kim, Kyung Ho Kim, Sung Ro Lee (3 persons in total)

May 29, 2004       Dismissal of member    * Important matters relating to business management of the
                   of audit committee     subsidiary (Good Morning Shinhan Securities)

                                          - Jin Won Park

June 4, 2004       Disclosure of other    * Decision on number of shares available to the heads of
                   important matters      departments in exercising a stock option
                   relating to business   - Determined Number of exercisable shares: 463,254 shares
                   management

June 17, 2004      Extension of loans     * Extended loans to the subsidiary, Shinhan Capital
                   to the largest         - Loan Amount: KRW 50 billion (5 yrs)
                   shareholder, etc.      - Interest Rate: coupon rate of the Company (including
                                          issuance expense) + 0.2%

June 23, 2004      Investment in the      * Investment in a subsidiary, Chohung Bank
                   largest shareholder,   - Amount: KRW 235,655,573,211
                   etc.                   - Purpose: acquisition of shares through small-scale of
                                          share swap
                                          - Subject: common stock 108,438,628 shares of Chohung Bank

June 28, 2004      Report on completion   * Making Chohung Bank a wholly-owned subsidiary through
                   of share swap          small-scale of share swap
                                          - Exchange ratio: 0.1354

June 30, 2004      Extension of loans     * Extended loans to the subsidiary, Shinhan Card
                   to the largest         - Loan Amount: KRW 100 billion
                   shareholder, etc.      - Term: 113 days (July 8, 2004 ~ October 29, 2004)
                                          - Interest Rate: CP rate + 0.2%

July 12, 2004      Extension of loans     * Extended loans to the subsidiary, Shinhan Capital
                   to the largest         - Loan Amount: KRW 46,028 million
                   shareholder, etc.      - Term: 2 yrs 11 months (July 15, 2004 ~ June 15, 2007)
                                          - Interest Rate: funding rate of the Company + 0.2%
                                          (3ML+90p)

July 28, 2004      Investment in other    * Important matters relating to business management of the
                   company                subsidiary (Chohung Bank)
                                          - Purpose: Equity conversion for business management
                                          normalization of LG Card Co., Ltd. by the subsidiary,
                                          Chohung Bank
                                          - Amount of investment: KRW 73.4 billion
                                          - Number of Shares subject to equity conversion: 14.680.000 shares
                                          - Percentage after equity conversion: 4.30%

July 28, 2004      Investment in other    * Important matters relating to business management of the
                   company                subsidiary (Shinhan Bank)
                                          - Purpose: Equity conversion for business management
                                          normalization of LG Card Co., Ltd. by the subsidiary,
                                          Shinhan Bank
                                          - Amount of investment: KRW 121,650 million
                                          - Number of Shares subject to equity conversion: 24,330,000 shares

                                          - Percentage after equity conversion: 4.74%

July 29, 2004      IR report and          * Announcement of business performance in the first half of
                   disclosure             2004

August 31, 2004    Lease agreement with   * Rent an office from Shinhan Bank
                   the largest               - Lease value: 7,673,388,900
                   shareholder, etc.         - Lease period: Sep1.2004 ~Aug.31, 2005

September 14,      Resolution for         * Important matters relating to business management of the
2004               issuance of overseas   subsidiary (Shinhan Bank)
                   general bonds             - Amount: USD 30,000,000 (KRW 34,377,000,000)
                                             - Coupon rate: 6.83%
                                             - Issue date: September 13, 2004
                                             - Maturity date: September 24, 2014

September 14,      Execution of           * Important matters relating to business management of the
2004               agreement for          subsidiary (Shinhan Bank)
                   issuance of overseas      - Amount: USD 30,000,000 (KRW 34,377,000,000)
                   general bonds             - Coupon rate: 6.83%
                                             - Issue date: September 13, 2004
                                             - Maturity date: September 24, 2014
                                             - Early Redemption option

September 17,      Investment in other    * Important matters relating to business management of the
2004               company                subsidiary (Shinhan Bank)
                                             - Additional capital injection into Korea Road Infra Fund
                                             - Ownership ratio after investment: 7.93%

September 17,      Resolution for share   * Share swap with Good Morning Shinhan Securities(GMSH)
2004               swap                      - Exchange ratio for GMSH Common Share: 16.33%
                                             - Exchange ratio for GMSH Preferred Share: 9.77%

September 17,      Resolution for         * Tender offer for GMSH preferred shares
2004               tender offer or           - number of shares subject to tender offer: 1,529,326
                   offered purchase          - tender offer price: KRW 2,500

September 17,      Resolution for share   * Important matters relating to business management of the
2004               swap                   subsidiary (GMSH)

September 17,      Resolution for         * Important matters relating to business management of the
2004               tender offer or        subsidiary (GMSH)
                   offered purchase

September 17,      Resolution of board    * Important matters relating to business management of the
2004               of directors for       subsidiary (GMSH)
                   convening a general    - BOD resolution for convening a general meeting of
                   meeting of             shareholders of GMSH
                   shareholders

B.    Disclosure pursuant to Regulation on Disclosure on Listed Corporations

      (1)   Interim Disclosure

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
-----------------   -----------------------------------------------------------    --------   -------
January 9, 2004     Extension of loans to the largest shareholders, etc.              -          -

January 9, 2004     Execution of loan agreement

January 14, 2004    Dismissal of an outside director (Shinhan Bank)

January 14, 2004    Dismissal of an outside director (Shinhan Card)

January 14, 2004    Dismissal of a member of the audit committee

January 14, 2004    Other important matters relating to business management

January 14, 2004    Appointment of a member of the audit committee

January 20, 2004    Other important matters relating to business management
                    (Chohung Bank)

February 10, 2004   Decrease in sales volume by 10% or more compared with that of the most recent fiscal year (Shinhan Financial Group)

February 10, 2004   Decrease in ordinary income by 30% or more comparing with
                    that of the most recent fiscal year (Shinhan Financial
                    Group)

February 10, 2004   Decrease in net earnings for the year by 30% or more
                    compared with that of the recent fiscal year (Shinhan
                    Financial Group)

February 10, 2004   Decrease in ordinary income by 30% or more compared with
                    that of the recent fiscal year (Shinhan Bank)

February 10, 2004   Decrease in net earnings for the year by 30% or more
                    compared with that of the recent fiscal year (Shinhan Bank)

February 10, 2004   Increase in ordinary loss by 30% or more compared with that of the recent fiscal year (Chohung Bank)

February 10, 2004   Increase in net loss for the year by 30% or more compared
                    with that of the recent fiscal year (Chohung Bank)

February 12, 2004   Increase in sales volume by 10% or more compared with that of the recent fiscal year (Shinhan Card)

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
-----------------   -----------------------------------------------------------    --------   -------
February 12, 2004   Increase in ordinary loss by 30% or more compared with that of the recent fiscal year (Shinhan Card)

February 12, 2004   Increase in net loss for the year by 30% or more compared
                    with that of the recent fiscal year (Shinhan Card)

February 13, 2004   Investment in other company (acquisition of equity and
                    equity-related securities)

February 13, 2004   Other important matters relating to business management
                    (Chohung Bank)

February 13, 2004   Resolution for issuance of overseas general bonds

February 20, 2004   Execution of agreement for issuance of overseas general
                    bonds

February 25, 2004   Resolution of board of directors for convening a general
                    meeting of shareholders

February 25, 2004   Resolution of board of directors for granting stock option

February 25, 2004   Resolution for cash distribution

February 27, 2004   Resolution of board of directors for convening a general
                    meeting of shareholders (Shinhan Card)

March 3, 2004       Disposal of equity securities in other company

March 8, 2004       Appointment of an independent auditor (Chohung Bank)

March 8, 2004       Resolution of board of directors for granting stock option

March 8, 2004       Resolution of board of directors for convening a general
                    meeting of shareholders (Chohung Bank)

March 10, 2004      Resolution of board of directors for convening a general
                    meeting of shareholders (Shinhan Bank)

March 10, 2004      Other important matters relating to business management
                    (Chohung Bank)

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
-----------------   -----------------------------------------------------------    --------   -------
March 10, 2004      Submission of audit report (Chohung Bank)

March 17, 2004      Submission of audit report (Shinhan Financial Group)

March 17, 2004      Submission of audit report (Shinhan Bank)

March 17, 2004      Submission of audit report (Shinhan Card)

March 17, 2004      Extension of loans to the largest shareholders, etc.

March 24, 2004      Appointment of an independent auditor (Shinhan Bank)

March 24, 2004      Appointment of an independent auditor (Shinhan Card)

March 26, 2004      Matters resolved by an ordinary general meeting of
                    shareholders

March 26, 2004      Stock option granted by resolution of an extraordinary
                    general meeting of shareholders (Shinhan Financial Group)

March 26, 2004      Dismissal of an outside director (Shinhan Financial Group -
                    4 cases)

March 26, 2004      Dismissal of a member of the audit committee (Shinhan
                    Financial Group)

March 26, 2004      Resolution for appointment of an independent auditor
                    (Shinhan Financial Group - 10 cases)

March 26, 2004      Appointment of a member of the audit committee (Shinhan
                    Financial Group - 5 cases)

March 26, 2004      Matters resolved by an ordinary general meeting of
                    shareholders (Shinhan Bank)

March 26, 2004      Dismissal of a member of the audit committee (Shinhan Bank)

March 26, 2004      Resolution for appointment of an independent auditor
                    (Shinhan Bank - 5 cases)

March 26, 2004      Appointment of a member of the audit committee (Shinhan Bank
                    - 3 cases)

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
-----------------   -----------------------------------------------------------    --------   -------
March 26, 2004      Matters resolved by an ordinary general meeting of
                    shareholders (Chohung Bank)

March 26, 2004      Stock option granted by special resolution of an
                    extraordinary general meeting of shareholders (Chohung Bank)

March 26, 2004      Resolution for appointment of an outside director (Chohung
                    Bank - 3 cases)

March 26, 2004      Appointment of a member of the audit committee (Chohung Bank
                    - 3 cases)

March 26, 2004      Matters resolved by an ordinary general meeting of
                    shareholders (Shinhan Card)

March 26, 2004      Resolution for appointment of an outside director (Shinhan
                    Card)

March 30, 2004      Investment in other company (acquisition of equity and
                    equity-related securities)

April 2, 2004       Disclosure of other important matters relating to business management

April 8, 2004       Disposal of equity securities in other company

April 12, 2004      Resolution for share swap

April 12, 2004      Resolution for tender offer or offered purchase

April 12, 2004      Resolution for tender offer or offered purchase (corrected)

April 12, 2004      Report on Share swap

April 12, 2004      Resolution for tender offer or offered purchase

April 12, 2004      Resolution for share swap

April 12, 2004      Resolution of board of directors for convening a general
                    meeting of shareholders

April 12, 2004      Resolution for tender offer or offered purchase (corrected)

April 16, 2004      Increase in ordinary income by 30% or more compared with
                    that of the most recent fiscal year

April 16, 2004      Increase in sales volume by 10% or more compared with that of the most recent fiscal year

April 16, 2004      Increase in net earnings by 30% or more compared with that of the most recent fiscal year

April 27, 2004      Disclosure of other important matters relating to business management

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
------------------  -----------------------------------------------------------    --------   -------
April 27, 2004      Exercise of a right to claim for underlying share of DR

April 29, 2004      Disclosure of other important matters relating to business management

April 30, 2004      Disclosure of other important matters relating to business management

May 10, 2004        Increase in ordinary income compared with that of the most recent fiscal year (corrected) - Good Morning Shinhan
                    Securities

May 10, 2004        Increase in sales volume compared with that of the most
                    recent fiscal year (corrected) - Good Morning Shinhan
                    Securities

May 10, 2004        Increase in net earnings compared with that of the most
                    recent fiscal year (corrected) - Good Morning Shinhan
                    Securities

May 12, 2004        Resolution for granting stock option

May 12, 2004        Resolution of board of directors for convening a general
                    meeting of shareholders

May 17, 2004        Outcome of tender offer

May 17, 2004        Outcome of tender offer

May 21, 2004        Filing of audit report

May 24, 2004        Disclosure of other important matters relating to business management

May 24, 2004        Resolution of extraordinary meeting of shareholders

May 29, 2004        Resolution of ordinary general meeting of shareholders

May 29, 2004        Granting stock option at the special resolution of the
                    general meeting of shareholders

May 29, 2004        Cancellation of Granting of stock options

May 29, 2004        Resolution for appointment of outside directors (3 persons)

May 29, 2004        Appointment of member of audit committee (3 persons)

May 29, 2004        Dismissal of member of audit committee

June 4, 2004        Disclosure of other important matters relating to business management

June 17, 2004       Extension of loans to the largest shareholder, etc.

June 23, 2004       Investment in the largest shareholder, etc.

June 28, 2004       Report on completion of share swap

June 30, 2004       Extension of loans to the largest shareholder, etc.

July 12, 2004       Extension of loans to the largest shareholder, etc.

July 28, 2004       Investment in other company

July 28, 2004       Investment in other company

July 29, 2004       IR report and disclosure

August 31, 2004     Rent of Real Estates from the largest shareholder, etc.

September 14, 2004  Resolution for issuance of overseas general bonds

                                                                                   Reported
 Date of Report                                 Subject                             Matters   Remarks
------------------  -----------------------------------------------------------    --------   -------
September 14, 2004  Execution of agreement for issuance of overseas general bonds

September 17, 2004  Investment in other company

September 17, 2004  Resolution for share swap

September 17, 2004  Resolution for tender offer or offered purchase

September 17, 2004  Resolution for share swap

September 17, 2004  Resolution for tender offer or offered purchase

September 17, 2004  Resolution of board of directors for convening a general meeting of shareholders

      (2)   Fair Disclosure

   Date of
    Report                       Subject                                              Reported Matters                 Remarks
-----------------  ---------------------------------------  ---------------------------------------------------------  -------
February 10, 2004  Matters in connection with the           Results of business operations including sales volume,
                   obligation to fair disclosure (overall)  operating income & loss, ordinary income & loss and net
                                                            earnings & income for the year, etc. of Shinhan Financial     -
                                                            Group for 3rd quarter of 2003

April 26, 2004     Matters in connection with the           Results of business operations including sales volume,
                   obligation to fair disclosure (overall)  operating income & loss, ordinary income & loss and net earnings & income for the year, etc. of Shinhan Financial
                                                            Group for 1st quarter of 2004

July 29, 2004      Matters in connection with the           Results of business operations including sales volume,
                   obligation to fair disclosure (overall)  operating income & loss, ordinary income & loss and net earnings & income for the year, etc. of Shinhan Financial
                                                            Group for 1st half of 2004

      (3)   Inquired Disclosure

 Date of Report                  Subject                                    Reported Matters                       Remarks
-----------------  ------------------------------------  -----------------------------------------------------  --------------
March 9, 2004      Rumor on Chohung Bank to become       The Company is under reviewing to make Chohung Bank a  Provided a
                   wholly-owned subsidiary               wholly-owned subsidiary, but method and timing         following- up
                                                         thereof are not yet decided. The Company will          disclosure on
                                                         disclose it again as soon as confirmed.                April 12, 2004

 Date of Report                  Subject                                    Reported Matters                       Remarks
-----------------  ------------------------------------  -----------------------------------------------------  --------------
September 6, 2004  Rumor on merger between Credit Card   The Company is planning to merge Credit Card business
                   business of Chohung Bank and Shinhan  of Chohung Bank and Shinhan Card but method and
                   Card                                  timing thereof are not yet decided. The Company will
                                                         disclose it again as soon as confirmed.

      (4)   Voluntary Disclosure

            N/A

C.    Matters Reported under Regulation on Disclosure of KOSDAQ

      (1)   Interim Disclosure

      N/A

      (2)   Fair Disclosure

      N/A

      (3)   Inquired Disclosure

      N/A

      (4)   Voluntary Disclosure

      N/A

D. Matters Reported under the Provision of Chapter 2 (Registration and Management of Issuer) of the Regulation

      N/A

E. Status of Important Matters Relating To Business Management Which Is Previously Disclosed

      N/A

2.    SUMMARY OF MINUTES OF A GENERAL MEETING OF SHAREHOLDERS

        Date                   Agenda                              Resolutions                    Remarks
-------------------  --------------------------   ---------------------------------------------   -------
1st general meeting  1. Approval on financial     Approved as amended
of shareholders      statements for the 1st  FY   (Details of dividend: cash dividend - General
(March 20, 2002)     (September 1, 2001 ~         shareholder : 12%, largest shareholder:
                     December 31, 2001)           KRW29.59, Shinhan Bank: non-dividend)

                     2. Partial amendment of      Resolved as submitted
                     articles of incorporation

                     3. Appointment of director   Reappointment - Dong Hyun Kwon, Si Jong Kim,
                                                  Hang Nam Jung, Yong Woong Yang, Myung Ho Kim,
                                                  Pyung Joo Kim New appointment - Alain
                                                  Penicaut

                     4. Appointment of member     Re-appointed - Dong Hyun Kwon, Pyung Joo Kim
                     of the audit committee       Newly appointed - Moon Pil Oh

                     5. Limit of directors'       Resolved as submitted (limit of directors'
                     compensation                 compensation for the 2nd FY : KRW2.5 billion)

2nd general meeting  1. Approval on financial     Resolved as submitted
of shareholders      statements for the 2nd  FY   (Details of dividend: cash dividend - KRW600,
(March 31, 2003)     (January 1, 2002 ~           Shinhan Bank: non-dividend)
                     December 31, 2002)

                     2. Partial amendment of      Resolved as submitted
                     articles of incorporation

                     3. Appointment of a          Director: Young Seok Choi, Jae Keun Yoo,
                     director                     Young Soo Lee (newly appointed) Outside
                                                  director :
                                                  Myung Ho Kim, Pyung Joo Kim, Byung Hun Park,
                                                  Moon Pil Oh (re-appointed) Il Sup Kim, Keon
                                                  Chi Kim, Pyung Jo Park Young Chul Kwon (Newly
                                                  appointed)

                     4. Appointment of a member   Il Sup Kim, Young Seok Choi, Pyung Jo Park
                     of the audit committee

                     5. Limit of directors'       Resolved as submitted (limit of directors'
                     compensation                 compensation for the 3rd FY : KRW3 billion)

3rd general meeting  1. Approval on financial     Resolved as submitted
of shareholders      statements for the 3rd  FY   (Details of dividend: common shares:  KRW600
(March 25, 2004)     (January 1, 2003 ~           per share, preferred shares: total
                     December 31, 2003)           KRW83.4 billion)

                     2. Partial amendment of      Resolved as submitted
                     articles of incorporation

                     3. Appointment of a          Director: Eung Chan Ra, Young Hwi Choi, In
                     director

        Date                   Agenda                              Resolutions                    Remarks
-------------------  --------------------------   ---------------------------------------------   -------
                                                  Ho Lee, Young Seok Choi (re-appointed) Yong
                                                  Woong Yang (Newly appointed) Outside
                                                  director:
                                                  Pyung Joo Kim, Il Sup Kim, Byung Hun Park,
                                                  Moon Pil Oh, Young Soo Lee (re-appointed)
                                                  Sang Yoon Lee, Yoon Soo Yoon, Sang Chul Lee,
                                                  Dong Hyun Kwon, Phillippe Reynieix (Newly
                                                  appointed)

                     4. Appointment of a member   Appointed: Young Seok Choi, Il Sup Kim, Sang
                     of the audit committee       Yoon Lee, Moon Pil Oh, Dong Hyun Kwon

                     5. Limit of directors'       Resolved as submitted (limit of directors'
                     compensation                 compensation for the 4th FY : KRW3 billion)

                     6. Granting stock options    Granting to the management (total 705,000
                     to the officers and          shares): total 27 persons (the company : 7,
                     employees of the company     Shinhan Bank: 11, Shinhan Card: 5,  Shinhan
                     and its subsidiary           Capital: 3, Shinhan Credit Information: 1)
                                                  Granting to the employees (total 596,600
                                                  shares): total 409 persons (the company : 8,
                                                  Shinhan Bank: 383, Shinhan Card: 9, Shinhan
                                                  Capital: 6, Shinhan Credit Information: 3)

3.    CONTINGENT LIABILITIES, ETC.

A.    Important Litigation, Etc.

      N/A

B.    Status of Pledged or Secured Note or Check

[Classification: Pledged Note]                                          (Unit: )

          TO            NO. OF NOTE  AMOUNT   REMARKS
----------------------  -----------  ------  ----------
         Bank                1         -     KorAm Bank

Financial Institutions       -         -          -

      Corporation            -         -          -

  Others (Individual)        -         -          -

C.    Other Contingent Liabilities, Etc.

      1)    Contingent Liabilities payment

            The company entered into the share purchase agreement with Korea Deposit Insurance Corporation dated as of July 9, 2003 for purpose of expanding banking business sector, pursuant to which the Company shall acquire 543,570,144 shares in Chohung Bank (80.04% of the total number of shares issued and outstanding). The agreement provides additional consideration of purchase shall be paid in connection with the change on fail value of assets ?liabilities of Chohung Bank purchased and size of profit and loss in future. Major contents of such contingent consideration of purchase shall be as follows:

            <1>   Asset Indemnity Payment

                  A. Payment amount: amount deducting from KRW652,284 million the loss amount of loans subject to asset indemnity payment which is appraised by the provision of the agreement

                  B. Payment period: Within 60 days after confirming the loss amount as of the end of June, 2005 or agreed date

                  C. Loans: 9 largest corporate credits, loans with redemption right of Korea Asset Management Corporation, card loans

                  D.    Interest: 4.3% p.a.

            <2>   General Indemnity Payment

                  A. Payment amount: KRW166,516 million (such payment can be set off with the loss compensation amount in connection with the general indemnity)

                  B.    Payment period: two years after purchase date

                  C. Loan: items described in the representation and warranties by the seller

                  D.    Interest: 4.3% p.a.

            <3>   Earn Out Payment

                  A. Payment amount: 20% of the exceeding amount of net earnings for the year of Chohung Bank (KRW1.8 trillion) during 2004~2006 fiscal years

                  B. Payment period : within 30 days after the determination of exceeding amount for 2006 fiscal year

                        Such contingent consideration of purchase wasn't included in the purchase price because no one can reasonably estimate the occurrence of such consideration and amount to be paid at purchase date. When contingent consideration of purchase shall be actually fixed in future, such consideration shall be added into the purchase price and shall goodwill shall be adjusted.

      2)    Loss Compensation Arrangement

            The Company has entered into the loss compensation arrangement with respect to the sale on equities of Shinhan BNP Paribas Investment Trust Management, the subsidiary by 50%. If any loss incurs in relation with the following pending litigations in which Shinhan BNP Paribas Investment Trust Management is the defendant, such losses shall be compensated by BNP Paribas, a purchaser of the shares.

              PLAINTIFF                     CONTENTS OF LITIGATION       AMOUNT AT STAKE           REMARKS
------------------------------------   --------------------------------  ---------------  ------------------------
Bumin Mutual Saving's & Finance Co.,   Claim for compensation of damage        100        Pending in the 1st trial
                Ltd.

            With respect to the above litigation, final results cannot be foreseen at this stage.

      3)    Pledged Note

            The company provides KorAm Bank a sheet of blank note as a security in connection with the limited loan as of the end of quarter concerned.

CHAPTER  2. MATTERS CONCERNING THE COMPANY

I. COMPANY OVERVIEW

[Company Name: Good Morning Shinhan Securities Co., Ltd.]

1. OBJECTIVES OF THE COMPANY

A. Business being conducted by the Company

                                          OBJECTIVES                                         REMARKS
----------------------------------------------------------------------------------------------------
1. Trading of securities;

2. Brokerages of securities trading;

3. Providing intermediation or agency services for securities trading;

4. Providing intermediation, arrangement or agency services for procuring brokerage of securities trading on the Korea Stock Exchange, KOSDAQ (the Korea
   Securities Dealers Association Automated Quotation System), or a similar market in a foreign country;

5. Underwriting of securities;

6. Arrangement of offering or sale of securities;

7. Arrangement of a public offering or sale of new or outstanding securities;

8. Providing intermediation or agency services for securities trading conducted through the Korea ECN Securities Co., Ltd.; trading of securities in the performance of intermediation services;

9. Provision of margin loan for securities trading;

10. Providing loans secured by securities;

11. Securities saving account service;

12. Stock (index) futures business;

13. OTC derivatives transactions and the provision of intermediation, arrangement or agency services relating thereto

14. Investment advisory and discretionary investment management services;

15. Valuation of securities and equity holdings;

16. Providing intermediation, arrangement, or agency services in connection with corporate mergers & acquisitions;

17. Sale and purchase of certificate of deposits (CDs) and intermediation services for such transactions;

18. Trustee business for offering of corporate bonds;

19. Proxy business related to securities trading;

20. Financial advisory services for corporate management, restructuring and financing;

21. Lending and borrowing of securities; Providing intermediation, arrangement or agency services for such transactions;

22. Underwriting of securities issued through a method other than a public offering; Providing intermediation, arrangement or agency services relating thereto;

23. Transactions of loan receivables and other transactions related thereto;
    Providing intermediation, arrangement or agency services in connection therewith;

24. Securities custody business;

25. Real estate leasing;

26. Business related to management of vault for customers;

27. Lending of securities owned by the Company to institutional investors;

28. Brokered sales of lottery tickets, admission tickets and other similar services;

29. Trainings related to securities;

30. Publication of periodicals and books;

31. Rental or sale of IT system or software in relation to securities business;

32. Business trustee services regarding the business activities of special purpose asset securitization company and asset management business pursuant to the Asset
    Securitization Act;

33. Trading, brokerage, intermediation or agency services for futures and options transactions; Providing intermediation, arrangement or agency services for brokerage of futures and options trading;

34. Providing guarantee of principal payment on corporate bonds;

35. Securities business in overseas markets;

36. Discount and trading of commercial papers (CPs);

37. Intermediation of trading of CPs;

38. Brokerage of sale of investment trust beneficiary certificates;

39. Brokerage of sale of mutual funds;

40. Wrap account service;

41. Providing agency and intermediation services for the sale of insurance products; and

42. Other businesses incidental or related to the foregoing

B. Business not being conducted by the Company

                                     OBJECTIVES                                              REMARKS
----------------------------------------------------------------------------------------------------
1.  Underwriting of notes or provision of guarantees for notes

2.  Notes and bonds management account service

3.  Securities saving account service in a form of trust

4.  Trust business for international investment

5.  Factoring service

6.  Leasing business

7.  Real estate investment trust and REITs related services

8.  Sale of various investment information

9.  Information system agency service

10. Corporate credit analysis, valuation and provision of associated services

11. Information exchange and intermediation of communication via a third party

12. Any business provided in a partnership with credit card company, insurance company, banks or other financial service providers

13. Sales of products and goods and settlement thereof through the internet

14. Corporate promotion activities and PR agency service through the internet

C.  Business being conducted by the Subsidiaries

                                    OBJECTIVES                                               REMARKS
----------------------------------------------------------------------------------------------------------
1. Securities business                                                                    Local operations

2. Other business activities approved under relevant domestic and foreign law and regulations

D. Future business to be implemented by share swap and transfer

      -     N/A

2.    HISTORY OF THE COMPANY

A.    History of the Relevant Company

      (1)   Proceedings of its Establishment and Changes Thereafter

            1) Date of Establishment: April 2, 1973 (First established as Hyoseong Securities and changed into Ssangyong Investment Securities on December 16, 1983; changed its name to Good Morning Securities Co., Ltd. on May 10, 1999, and changed its name to Good Morning Shinhan Securities Co., Ltd. on August 5, 2002.

            2)    Location of the Head Office and the Changes Thereof:

   DATE                                               ADDRESS
-----------------------------------------------------------------------------------

1973.04.02                            56-1, Sogong-dong, Jung-gu, Seoul, Korea

1975.03.10                          199, Euljiro 2(i)-ga, Jung-gu, Seoul, Korea

1976.01.17                         8, Namdaemunno 2(i)-ga, Jung-gu, Seoul, Korea

1977.10.22                             65, Sogong-dong, Jung-gu, Seoul, Korea

1979.11.01                        60, Myeong-dong 1(il)-ga, Jung-gu, Seoul, Korea

1982.05.17                         83, Myeong-dong 2(i)-ga, Jung-gu, Seoul, Korea

1986.10.20                          198, Euljiro 2(i)-ga, Jung-gu, Seoul, Korea

1995.05.27                     23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-712

            3) Opening and Closing of Branch, Business Office and Representative Office, etc

                  As of June 30, 2004, there are 79 branches

  NAME OF          DATE OF                            NAME OF            DATE OF
  BRANCH        ESTABLISHMENT        REMARKS          BRANCH          ESTABLISHMENT          REMARKS
----------------------------------------------------------------------------------------------------

    Branch        73.04.04                             Gumi             89.09.09

     Mapo         75.07.10                            Olympic           89.11.28

    Gangnam       77.02.11                          Sanggye-dong        90.03.17
                                  Merged and
                               consolidated into
                              Myeongdong Jungang
Myeongdong        77.11.05    on March 31, 2003 and  Daegu-dong         89.12.13
                                    renamed as
                              Meyongdong thereafter

                               Consolidated with
  Daechi-dong      80.10.24    Dogok branch and         Dunsan        93.12.01
                               thereafter closed

                                                                                        Changed name of
                              Consolidated with                                        Bundang branch on
                              Youngdeungpo branc                                     August 5, 2002; changed
 Yeongdeungpo      82.12.13   on March 31, 2003 and  Sunae - Station  94.05.16       name of Chorim station
    Jungang                     thereafter closed                                   branch on October 1, 2002

     Busan         76.05.04                             Sillim        94.12.01       Closed on July 24, 2000

     Daegu         76.07.26                            Haewndae       94.12.28

    Jungbu         84.09.20                            Jungang        95.05.12       Closed on May 18, 1998

  Taepyeongno      84.10.01                            Mokdong        95.07.06

    Seocho         85.02.15     Closed on June 15,     Gangseo        96.07.01      Closed on June 14, 2000
                                      1998.

 Bangbae-dong      85.11.11                             Sinnae        96.07.01      Closed on June 14, 2000

    Daejeon        86.06.01                            Dapsimni       96.07.01

                                 Changed name of
Gangju Jungang     86.11.15     Gwangju branch on  Seolleung-Station  96.07.01      Closed on October 8,
                                 August 5, 2002                                              2001

    Gunsan         87.11.27                             Jinju         96.07.01       Closed on June 8, 1998

                                  Changed name of
   Changwon        87.12.05      Changwon branch on     Hanam         96.07.01
    Jungang                        August 5, 2002

   Yeocheon        88.02.17                           Pyeongtaek      96.07.01

   Seogwipo        88.07.01                            Jeongeup       96.07.01

    Gwanak         88.08.01                           Dongdaemun      96.09.02      Closed on March 9, 1998

                              Relocation and change
   Apgujeong                  in name of the Jamsil
    Jungang        89.12.16   branch on November          Mia         96.12.16      Closed on February 21,
                                  13, 2000                                                   2000

    Yuseong        90.04.27                            Sindang        96.12.16

    Sampung        90.06.16                          Bulgwang-dong    96.12.16       Closed on May 18, 1998

                                                                                       Relocation of
                                                                                    Samsungdong branch
                                                                                    and change in name on
    Miryang        92.11.02                            Nonhyeon       96.12.16        October 9, 1999

    Songpa         90.12.20                             Juyeop        96.12.16      closed on March 2, 2004

  Chang-dong       89.01.10                            Gyeyang        96.12.16

   Jeonju          89.02.01                            Donghae        96.12.16      Closed on March 7, 2000

                                                                                   Name of Juann branch
                                                                                   changed to Guwaldong
    Dongnae        89.01.20                           Guwol-dong      04.06.21            branch

                                Consolidated with
                                Dongchungju branch
                               and changed name to
   Cheongju        89.01.04       Chungju branch     Gwangmyeong      97.01.05      Closed on March 5,
                                    thereafter                                             2001

 Namcheon-dong     89.02.14     Closed on February   Sangdo-dong      97.01.20      Closed on July 13,
                                     2, 2004                                               1998

 Sinseol-dong      89.02.17                          Yeonhui-dong     97.03.20

   Gangneung       89.02.24                             Andong        97.05.20

     Jeju          89.03.25                           Ulsan Nam       97.07.28

                                                                                     Change in name of
                                                      Apgujeong                     Apgujung branch on
     Masan         89.03.27                             Royal         97.08.01        August 5, 2002

     Daegu         89.03.28                             Gijang        99.02.05      Closed on June 14,
                                                                                           2000

Dong-Gwangyang     91.12.23                              Buan         99.03.11      Closed on June 14,
                                                                                           2000

     Ulsan         89.07.11                           Singapore       96.01.07      Closed on June 19,
                                                        Office                             1998

  Seogyo-dong      89.08.05                          Tokyo Office     95.03.28      Closed on April 27,
                                                                                           1998

     Suwon         89.08.05                         Sanghai Office    97.03.28       Closed on June 2,
                                                                                           1998

  Pyeongchon       92.11.06                             Pohang        00.06.14      Closed on February
                                                                                          2, 2004

   Seo-myeon       00.12.08                             Dogok         01.10.04

                                  Kangsuh branch
                                 changed name to
    Mokdong                      Mokdong Central                                   Established pursuant
    Jungang         02.8.5            branch         Sangdo-dong       02.8.5            to merger

   Gwacheon         02.8.5         Established           Siji          02.8.5      Established pursuant
                                pursuant to merger                                       to merger

    Gwangju         02.8.5      Closed on February      Sillim         02.8.5      Established pursuant
                                     2, 2004                                             to merger

     Guro           02.8.5         Established         Sinbanpo        02.8.5      Established pursuant
                                pursuant to merger                                       to merger

                                Consolidated with
                               Dapsipli branch and                                 Established pursuant
     Guri           02.8.5      closed thereafter       Ansan          02.8.5            to merger

   Geumjeong        02.8.5         Established        Apgujeong        02.8.5      Established pursuant
                                pursuant to merger                                       to merger

                                Consolidated with                                    Consoliated with
                                 Daegu branch and                                   Dongrae branch and
 Daegu Suseon       02.8.5      closed thereafter     Yangjeong        02.8.5        closed thereafter

                                 Change in the name of
   Gangnam                         Dowhadong branch                                            Established pursuant to
   Jungang       03.11.24          after relocation             Yeoido         02.8.5                 merger

                                Established pursuant to                                        Established pursuant to
 Dongducheon       02.8.5              merger                 Yeonsinnae       02.8.5                 merger

                                Established pursuant to                                        Established pursuant to
DongCheongju       02.8.5              merger                Yeongdeungpo      02.8.5                 merger

                                   Consolidated with
   Dunsan                          Dunsan branch and                                           Established pursuant to
  Cheongsa         02.8.5          closed thereafter          Uijeongbu        02.8.5                 merger

                                 Change in the name of      Jeonju Seosin      02.8.5          Closed on March 10,
                                  Madu branch after                                                   2003
   Ilsan           02.8.5            relocation                Junggye         02.8.5          Closed on February 2,
                                                                                                      2004

                                Established pursuant to
                                merger, and thereafter
                                former Migeum station
                                  branch changed its
                                  name to Jungjadong                                           Established pursuant to
Jeongja-dong      04.6.28              branch                 Jung-dong        02.8.5                 merger

                                                                                                  Consolidated with
                                                                                                  Changwon central
                                                                                                branch and thereafter
                                Established pursuant to                                           changed name to
   Sanbon          02.8.5              merger                  Changwon        02.8.5             Changwon branch

                                                                                               Established pursuant to
                                                                                               merger, and thereafter
                                                                                               former Chunggye branch
  Samsung-                      Established pursuant to                                          changed its name to
  Station          02.8.5              merger                 Gwanghwamun    04.06.07            Gwanghwamun branch

                                   Former PB branch
                                changed its name to PB      Nonhyeon-dong
  PB branch       04.6.15              Center               BIB branch        03.10.2              Gangnam branch

                                                              Yeongtong
   Jong-no                                                     Jungang
 BIB branch       03.10.2            Gwanghwamun              BIB branch      03.10.2               Suwon branch

   Pohang                                                     Namcheon
 BIB branch       04.1.28            Ulsan branch              branch          04.2.2              Seomyeon branch

Samsung-Dong
  I-Park                                                     Guui-dong
 BIB branch       04.5.25       Samsung-Station branch       BIB branch       04.6.14              Dapsimni branch

Jamsil Jangmi
    APT                                                     Ichon-dong
 BIB branch       04.6.16           Olympic branch          BIB branch        04.6.22               Yeoido branch

  Bucheon
 Sang-dong                                                  PB Gangnam
 BIB branch       04.6.29           Gyeyang branch             branch         04.2.25                 PB branch

 PB Gangbook
   branch         02.12.3              PB branch

      4)    Material Change in the Management

            1983.09.20 - Inauguration of Byung Woo Go as Representative Director/ President

            1984.04.01 - Representative Director /President Byung Woo Go

            1990.09.30 - Retirement of Byung Woo Go as Representative Director/President and inauguration of Myung Sup Song as President

            1991.05.22 - Retirement of Myung Sup Song and inauguration of Jin Ho Ha as President

            1994.04.15 - Retirement of Jin Oh Ha and inauguration of Ho Geun Myung as Representative Director /President

            1995.12.01 - Inauguration of Ho Geun Myung as Chairman and inauguration of Seok Dong Kim as Representative Director /President

            1996.12.15 - Retirement of Ho Geun Myung as Chairman

            1999.02.04 - Inauguration of Ki Kwon Do as President

            1999.02.28 - Inauguration of Seok Dong Kim and Ki Kwon Do as Co-Representative Directors

            2000.05.22 - Retirement of Seok Dong Kim as Co-Representative
            Director

            2000.05.31 - Inauguration of Ki Kwon Do as Representative Director (provision relating to co-representative directors in articles of association deleted)

            2002.08.05 - Inauguration of Ki Kwon Do as Representative Director/President of the merged securities company

            2004.05.11 - Retirement of Ki Kwon Do as Representative Director/President

            2004.05.28 - Inauguration of Kang Won Lee as Representative Director/President

      5)    Change in Largest Shareholder

                                                                (Unit: Share, %)

                       BEFORE THE CHANGE                           AFTER THE CHANGE
              ------------------------------------    -----------------------------------------
                 NAME OF LARGEST       NUMBER OF           NAME OF LARGEST           NUMBER OF
  DATE             SHAREHOLDER          SHARES               SHAREHOLDER              SHARES               REMARKS
----------    ---------------------    -----------    ---------------------------   -----------     ----------------------
                 Ssangyong Cement
              Industry Co., Ltd STX
                   Corporation          9,539,372
                   Ssyangyong            496,521                Asia                                  Execution of share
1998.9.18     Engineering Co., Ltd.       5.655        Pacific Growth Fund II LP     10,035,893       purchase agreement

                                                                                                       Capital increase
                                                                                                    (allocated to existing
                                                                                                         shareholders)
                                                                Asia                 28,082,385
               Asia Pacific Growth                    Pacific Growth Fund II LP
1998.12.22         Fund II LP           10,035,893      H&Q KGRF Investment Ltd      5,280,126         capital increase
                                                                                                    (allocation to third
                      Asia                                                                                 parties)
              Pacific Growth Fund II    28,082,385                                   24,569,823
                       LP                (19.14)                Asia                  (16.75)
                    H&Q KGRF            5,280,126      Pacific Growth Fund II LP      5,280,126        Settlement of
1999.12.15       Investment Ltd          (3.60)         H&Q KGRF Investment Ltd        (3.60)          purchase price

               Asia Pacific Growth      24,569,823                                   24,569,823
                   Fund II LP            (16.75)                Asia                  (14.91)
                    H&Q KGRF            5,280,126      Pacific Growth Fund II LP     11,280,126        Request for
2000.01.29       Investment Ltd          (3.60)         H&Q KGRF Investment Ltd        (6.84)          conversion

                Asia Pacific Growth     24,569,823                                   24,569,823        Request for
                  Fund II LP            (14.91)      Asia Pacific Growth Fund II      (13.16)          conversion and
                    H&Q KGRF           11,280,126       LP H&Q KGRF Investment        4,111,236       partial sale on the
2001.11.29       Investment Ltd          (6.84)                Ltd                     (2.20)           stock exchange

               Asia Pacific Growth      24,569,823                                                      Settlement and
                   Fund II LP            (13.16)                                                      delivery of shares
                    H&Q KGRF            4,111,236                                    53,911,695       pursuant a sale of
2002.06.18       Investment Ltd          (2.20)         Shinhan Financial Group       (28.87)              shares

                Shinhan Financial       53,911,695                                   56,900,525        Purchase on the
2002.07.09            Group              (28.87)        Shinhan Financial Group       (30.47)           stock exchange

                Shinhan Financial       56,900,525                                  104,538,205      Shares newly issued
2002.08.05            Group              (30.47)        Shinhan Financial Group       (44.61)              in merger

                                                                                                          Retirement
                                                                                                      (cancellation) of
                Shinhan Financial      104,538,205                                   94,084,384       treasury shares and
2002.12.24            Group              (44.61)        Shinhan Financial Group       (59.02%)         capital decrease

      6)    Material Changes in Business Objectives

            - Addition of agency and intermediation services for the sale of insurance products in preparation for Bancassurance (May 30,
                  2003)

      7)    Any Other Material Change after the Establishment

            1984.05.12. - Approval of securities business in a foreign country

            1984.12.12. - Establishment of New York branch

            1984.12.14. - Establishment of Tokyo branch

            1985.12.16. - Establishment of Ssangyong Economic Research Institute (with 500 million Won in capital)

            1986.06.10. - Establishment of London branch

            1986.12.02. - Public offering (capital increase through public offering 8 billion Won, paid-in-capital of 40 billion Won after public offering)

            1987.04.03. - Lead manager for Korea Europe Fund

            1988.03.19. - Capital increase with consideration (20 billion Won in capital increase; paid-in-capital of 60 billion Won after the capital increase)

            1988.03.28. - Establishment of Ssangyong Investment Advisory Service Co., (with 1 billion Won in capital)

            1988.12.26. - Approval of securities brokerage business, and intermediation and agency business relating to securities in a foreign country

            1991.10.30. - Establishment of Ssangyong Securities Europe Ltd.,

            1992.12.01. - Opening of Hong Kong Representative Office

            1993.06.15. - Establishment of Ssangyong Securities American Inc.

            1993.11.13. - Selected as the sole online company (withdrawal from the online securities information system in October of 1995)

            1994.07.01. - Implementation of new personnel management system

            1994.09.16. - Capital increase with consideration (21 billion Won in capital increase; paid-in-capital of 195.8 billion Won after the capital increase)

            1994.10.27. - Acting as a lead manager in listing of ADR issued by KEPCO (Korea Electric Power Corporation)

            1995.01.19. - Acting as a co-lead manager in charge of GDR issuance by Auror Corporation of Taiwan; the first in Korea to act as a lead manager in charge of share issuance by a foreign company

            1995.03.28. - Establishment of Tokyo branch

            1995.03.28. - Public subscription of Incheon Investment Finance

            1995.10.16. - Korean Construction Culture Award awarded to Ssangyong Tower

            1996.01.07. - Opening of Singapore representative office

            1996.01.16. - Equity participation in Caspian-Holdings, one of the largest securities firm in Europe and America

            1996.03.27. - Opening ceremony for Ssangyong Securities Hong Kong Ltd.,

            1996.08.08. - Agreement to establish Ssangyong Templeton Investment Management Co.,

            1996.11.25. - Implementation of proprietary IT system for the transfer of customer information; provision of loan for public housing subscription for the first time in Korea


            1997.03.02. - Opening of Manila office

            1977.03.04. - Signing ceremony for the sales contract of Templeton Global Fund

            1997.03.28. - Opening of Shanghai representative office

            1997.04.01. - Launching of home trading service

            1997.04.15. - Opening ceremony of Ssangyong Templeton Investment Management Corporation

            1997.04.21. - Sales of Templeton Mutual Fund

            1997.07.15. - Serving as a co-lead manager in the issuance of overseas GDR by Housing and Commercial Bank

            1997.11.10. - Launching of Ssangyong Satellite Network

            1998.03.22. - Capital increase of 17.8 billion Won; paid-in-capital of 213.6 billion Won after the capital increase

            1998.09.18. - Execution of equity sale and purchase agreement between Ssangyong Group and H&Q Asia Pacific

            1998.12.22. - Issuance of subordinated convertible bond in the amount of 43.75 billion Won 1999.01.02. Separation from Ssangyong Group

            1999.02.12. - Issuance of subordinated convertible bond in the amount of 6.25 billion Won (IFC issuance underwriting)

            1999.05.10. - Change of corporate name from Ssangyong Investment Securities Co., to Good Morning Securities Co., Ltd.

            2000.01.10. - Launching of online trading service under its brand name "goodi", which is the first of its kind in the financial industry

            2000.07.25. - Sales of shares of Templeton Investment Trust Management Co. owned by Good Morning Securities

            2001.02.01. - Establishment of Good Morning Investment Trust Management Co.,

            2001.02.03. - Registration of Investment advisory service

            2001.03.12. - Obtained approval for futures business pursuant to the Futures Trading Act

            2001.06.11. - Sales Launch of Good Morning Gold Wrap

            2002.04.08. - Singing of a share sale and purchase agreement with H&Q Asia Pacific and Shinhan Financial Group; approval by the Board of Directors to merge with Shinhan Securities Co., Ltd.

            2002.06.18. - Share transfer and payment settlement between H&Q and Shinhan Financial Group

            2002.06.27. - Conditional approval by the general shareholders' meeting of merger with Shinhan Securities Co., Ltd.

            2002.07.26. - Obtainment of approval from the Financial Supervisory Commission of incorporation as a subsidiary of Shinhan Financial Group

            2002.07.26. - Obtainment of approval for merger between Good Morning Securities and Shinhan Securities and incorporation as a subsidiary of Shinhan Financial Group

            2002.08.01. - Official launch of merged securities company

            2002.08.05. - Change of corporate name to Good Morning Shinhan

            Securities Co., Ltd.

            2002.09.15. - Signing a contract to sell equity of Good Morning Investment Management to PCH

            2002.12.24. - Retirement of treasury shares and capital decrease without consideration (capital: 1,171,816,635,000 Won -> 796,998,320,000 Won)

            2003.02.03. - Information system integration of merged securities company

            2003.02.14. - Obtainment of approval for the sales of over-the-counter derivatives

            2003.09.03. - Launching of Bankassurance

            2003.10.01. - Opening of BIB branch (as a office established in a bank branch)

            2003.10.09. - Establishment of an IT disaster recovery system

            2003.11.14. - Development and implementation of new HTS (goodi 2001)

            2003.11.20. - Launching of discretionary investment service

            2003.12.19. - Capital increase (GBP 1,500,000) of London Securities Ltd.

            2004.01.22. - Capital decrease (GBP 3,100,000) of London Securities Ltd.

            2004.03.08. - Selected as a managing company for the housing fund of the Ministry of Construction and Transportation

            2004.05.03. - Launching of HTS (goodi-indi) exclusively for specialists

      (2) Change of Corporate Name

   DATE                       NAME OF COMPANY                                        REMARKS
----------       ----------------------------------------           ---------------------------------------
1973.04.02                Hyoseong Securities                                    Establishment

1983.12.16          Ssangyong Investment Securities                      Acquired by Ssangyong Group

1999.05.10              Good Morning Securities                            Acquired by H&Q Pacific

2002.08.05       Good Morning Shinhan Securities Co., Ltd.           After merger with Shinhan Securities,
                                                                    incorporated as s subsidiary of Shinhan
                                                                                Financial Group

      (3)   Share Swap/Transfer and Business Sale or Purchase

            -     N/A

      (4)   Occurrence of Material Matters relating to Management

            2003.09.03. - Launching of Bank assurance

            2003.10.01. - Opening of BIB branch (as a office established in a bank branch)

            2003.10.09. - Establishment and opening of an IT disaster recovery system

            2003.11.14. - Development and implementation of new HTS (goodi 2001)

            2003.11.20. - Launching of discretionary investment service

            2003.12.19. - Capital increase (GBP 1,500,000) of London Securities Ltd.

            2004.01.22. - Capital decrease (GBP 3,100,000) of London Securities Ltd.

            2004.03.08. - Selected as a managing company for the housing fund of the Ministry of Construction and Transportation

            2004.05.03. - Launching of HTS (goodi-indi) exclusively for specialists

B.    Corporate Group to which the Company belongs

      (1)   Summary of the Corporate Group

            1)    Corporate Name: Shinhan Financial Group

            2)    History

                  May 24, 2000: Announcement of establishment of Shinhan Financial Group Co., Ltd. (hereinafter, Shinhan Financial Group)

                  June 28, 2001: Approval of the Board of Directors for the establishment of financial holding company of Shinhan Bank, Shinhan Securities, Shinhan Capital, Shinhan Investment Management; execution of MOU for strategic alliance with BNP Paribas Group; application for preliminary approval of establishment of Shinhan Financial Group

                  July 27, 2001: Obtainment of preliminary approval of establishment of Shinhan Financial Group

                  August 22, 2001: Approval of share transfer proposal for the establishment of Shinhan Financial Group at an extraordinary general meeting of shareholders (of Shinhan Bank, Shinhan Capital, and Shinhan Investment Management)

                  August 22, 2001: Application for approval of the establishment of Shinhan Financial Group

                  August 31, 2001: Obtainment of approval of the establishment of Shinhan Financial Group

                  September 1, 2001: Registration of the establishment of Shinhan Financial Group; incorporation of E-Shinhan and Shinhan Macquarie as subsidiary of Shinhan Financial Group

                  September 10, 2001: Listing of Shinhan Financial Group's shares

                  December 12, 2001: Execution of the strategic alliance agreement and a joint venture agreement with BNP Paribas Group

                  December 31, 2001: Registration of dissolution of Shinhan Research Institute as a sub-subsidiary (subsidiary of Shinhan
                  Bank)

                  April 4, 2002: Execution of a purchase agreement for acquisition of 51% equity shares of Jeju Bank owned by Korea Deposit Insurance Corporation

                  April 8, 2002: Execution of a purchase agreement with Asia Pacific Growth II, LP etc. for the acquisition of 30% of common shares of Good Morning Securities

                  May 10, 2002: Obtainment of approval of incorporation of Jeju Bank as Shinhan Financial Group subsidiary

                  May 24, 2002: Obtainment of approval of incorporation of Shinhan Card as Shinhan Financial Group subsidiary

                  July 8, 2002: Establishment of Shinhan Credit Information

                  July 26, 2002: Obtainment of approval of incorporation of Good Morning Shinhan Securities (merger between Good Morning Securities and Shinhan Securities) as Shinhan Financial Group subsidiary

                  August 1, 2002: Launching of Good Morning Shinhan Securities

                  September 16, 2002: Withdrawal of Good Morning Investment Management as a sub-subsidiary

                  September 23, 2002: Execution of an agreement for the sale of 50% of equity (3,999,999 shares) owned by Shinhan ITMC to BNP Paribas Group

                  October 1, 2002: Establishment of SH&C Life Insurance

                  October 24, 2002: Launching of Shinhan BNP Paribas Investment Management, a joint asset management company of Shinhan and BNP Paribas

                  September 5, 2003: Obtainment of approval of incorporation of Chohung Bank and its eight (8) subsidiaries as subsidiaries and sub-subsidiaires of Shinhan Financial Group

                  September 16, 2003: Registration with U.S. Securities Exchange Commission and listing on the New York Stock Exchange

                  November 20, 2003: Obtainment of bank holding company license in the US from the Federal Reserve Board

                  December 26, 2003: Additional contribution of capital to Chohung Bank in the amount of 200 billion Won (81.15% shareholding after investment)

                  March 5, 2004: Sale on stock exchange of 29,873,359 shares (10.15%) held by Shinhan Bank

                  April 12, 2004: Decision to initiate share swap and tender offer for the purpose of making Chohung Bank a wholly owned subsidiary (tender period: from April 26, 2004 to May 17,
                  2004)

                  April 29, 2004: Dissolution of strategic alliance with Loan Star and decision to purchase shares of Shinhan Credit Information held by Loan Star

                  June 22, 2004: Completion of share swap as a small-sized swap for the purpose of making Chohung Bank a wholly owned subsidiary

                  July 2, 2004: Delisting of shares of Chohung Bank

      (2) Companies belonging to the Corporate Group

                  NUMBER OF
CLASSIFICATION    COMPANIES                  NAME OF COMPANY                               REMARKS
--------------    ---------                  ---------------                               -------
   Listed             1        Shinhan Financial Group                                  Parent Company

   Company            2        Good Morning Shinhan Securities, Jeju Bank                Subsidiary

                     9         (Shinhan Bank, Chohung Bank, Shinhan Card, Shinhan         Subsidiary
                               Capital, Shinhan BNP Paribas ITMC, E-Shinhan, Shinhan
                               Macquarie, Shinhan Credit Information,
                               SH&C life Insurance

Unlisted Company     12        Shinhan Data System, Shinhan Finance, Good Morning        Sub-subsidiary
                               Shinhan Securities Europe Ltd. Good Morning Shinhan
                               Securities USA Inc,
                               Chohung ITM, Chohung Finance, CHB America Bank,
                               Chohung Bank GmbH, Chohung Vina Bank
                               CHB Valuemeet 2001 year 1st Securitization [Company?]
                               CHB Valuemeet 2001 year 2nd Securitization
                               CHB Valuemeet 2002 year 1st Securitization

     Total           24

Note 1) Pursuant to the "Resolution of debt-equity swap by the creditor financial institutions of Samyang Foods Co., Ltd.", Shinhan Bank and Shinhan Capital, subsidiaries of Shinhan Financial Group, converted the loan receivables of Samyang Foods Co., Ltd. into equity as of June 26, 2003, and thereby became the largest shareholder of Samyang Foods Co., Ltd.

     2) Pursuant to the "Resolution made at the meeting of the creditor financial institutions of Ssangyong Corporation", Chohung Bank and Shinhan Bank, subsidiaries of Shinhan Financial Group, converted the loan receivables into equity, and thereby became the largest shareholder of Ssangyong Corporation with the equity share of 45.5% after the merger of the two banks.

     3) The corporate name of Shinhan Eun System was changed to Shinhan Data System on October 10, 2003.

    (3)     Relevant Laws and Regulations

            See the Financial Holding Company Act and its enforcement regulations, Securities and Exchange Act and its enforcement regulations, and the Monopoly Regulation and Fair Trade Act and its regulations.

3.    CHANGE IN PAID-IN-CAPITAL

A.    Changes in Paid-in-Capital

                                                                                                 PAID-IN-
                                        DESCRIPTION OF INCREASED (DECREASED) SHARES              CAPITAL
                                        -------------------------------------------               AFTER
                                                                          PAR VALUE ISSUE PRICE   CAPITAL     METHOD OF    CAPITAL
                                                                          PER SHARE  PER SHARE   INCREASE   ALLOCATION OF  INCREASE
  DATE               CAUSE                   TYPE               VOLUME      (WON)      (WON)    (DECREASE)    NEW SHARES    RATIO
--------  ----------------------------  ---------------       ----------  --------- ----------- ---------- --------------- --------
73.04.02          Incorporation          Common shares           500,000      1,000       1,000        500       -                -
78.03.01           Bonus issue           Common shares           170,000      1,000                    670   Shareholder      34.00%
78.03.20          Rights issue                "                  130,000      1,000       1,000        800       "            19.40%
80.01.17               "                      "                  200,000      1,000       1,000      1,000       "            25.00%
80.01.24               "                      "                1,000,000      1,000       1,000      2,000       "           100.00%
80.01.26               "                      "                1,000,000      1,000       1,000      3,000       "            50.00%
81.11.13           Bonus Issue                "                  250,000      1,000                  3,250       "             8.30%
   "               Rights Issue               "                1,750,000      1,000       1,000      5,000       "            53.80%
82.12.15               "                      "                2,000,000      1,000       1,000      7,000       "            40.00%
83.10.17               "                      "                3,000,000      1,000       1,000     10,000       "            42.80%
83.10.21               "                      "               10,000,000      1,000       1,000     20,000       "           100.00%
86.05.28         Stock Dividend               "                  800,000      1,000                 20,800       "             4.00%
86.10.15          Rights Issue                "               11,200,000      1,000       1,000     32,000       "            53.80%
86.12.02         Public Offering              "                8,000,000      1,000       1,000     40,000 Public Offering    25.00%
87.07.25      Stock Consolidation             "                        -      5,000       5,000     40,000       -                -
88.03.19          Rights Issue                "                4,000,000      5,000      15,800     60,000   Shareholder      50.00%
88.08.12               "                      "                6,000,000      5,000      19,300     90,000       "            50.00%
89.05.11               "                Preferred share        5,400,000      5,000      37,500    117,000       "            30.00%
89.05.27         Stock Dividend          Common share            948,821      5,000                121,744       "             6.00%
89.06.16          Bonus Issue                 "                5,684,646      5,000                150,167       "            30.00%
   "                   "                Preferred share        1,620,000      5,000                158,267       "            30.00%
90.05.26         Stock Dividend          Common share            931,850      5,000                162,927       "             3.00%
94.05.28               "                      "                  977,560      5,000                167,814       "             3.00%
94.09.16          Rights Issue                "                4,200,000      5,000      14,800    188,814       "            10.00%
95.05.26         Stock Dividend               "                1,387,744      5,000                195,753       "             4.00%
98.03.22          Rights Issue                "                3,575,026      5,000       5,000    213,628       "             9.13%
98.12.22               "                      "               80,000,000      5,000       1,250    613,628   Shareholder     187.24%
98.12.22               "                      "               24,000,000      5,000       1,250    733,628   Third party      19.56%
00.01.18  Exercise of conversion right        "               11,000,000      5,000       1,250    788,628       CB               -
00.01.29               "                      "                7,100,000      5,000       1,250    824,128       CB               -
00.03.03               "                      "               15,000,000      5,000       1,250    899,128       CB               -
00.03.16               "                      "                1,100,000      5,000       1,250    904,628       CB               -
01.01.30               "                      "                  800,000      5,000       1,250    908,628       CB               -
01.07.30               "                      "                5,000,000      5,000       1,250    933,628       CB               -
02.08.05             Merger                   "               47,637,680      5,000       5,000  1,171,816     Merger             -
02.12.24       Capital decrease          Common share         (71,766,97)     5,000       5,000    777,882 Capital decrease       -
                                        Preferred share       (3,196,686)     5,000       5,000     19,117                        -

B.    Convertible Bond

      -     N/A

C.    Bond with Warrants

      -     N/A

4.    TOTAL NUMBER OF SHARES, ETC.

A.    Total Number of Shares

                                                             As of June 30, 2004

 TOTAL NUMBER OF SHARES TO BE                                                      TOTAL NUMBER OF NON-ISSUED
        AUTHORIZED                   TOTAL NUMBER OF SHARES ISSUED                          SHARES
        ----------                   -----------------------------                          ------
   600,000,000 Shares                     234,363,327 Shares                           365,636,673 Shares

B.    Description of Issued Shares

                                                  Par Value per Share: 5,000 Won

(As of June 30, 2004)                                         (Unit: Won, Share)

                                            NUMBER OF ISSUED       TOTAL AMOUNT OF
CLASSIFICATION           TYPES OF SHARE         SHARES                PAR VALUE                      REMARKS
----------------------------------------------------------------------------------------------------------------------
Registered form           Common share        227,343,327         1,136,716,635,000

Registered form          Preferred share        7,020,000            35,100,000,000

Registered form           Common share        -71,766,977          -358,834,880,000            Retirement of shares
                                                                                               and capital decrease of
                                                                                               10% without
                                                                                               consideration on
                                                                                               December 24, 2002

Registered form          Preferred share       -3,196,686           -15,983,430,000            Retirement of shares
                                                                                               and capital decrease of
                                                                                               10% without
                                                                                               consideration on
                                                                                               December 24, 2002
    Total                                     159,399,664           796.998,320,000

C.    Treasury Stock

      (1)   Acquisition of treasury stock for retirement with proceeds of profit

            -     N/A

      (2) Acquisition of treasury stock for reasons other than retirement with proceeds of profit

 As of June 30, 2004                                          (Unit: Won, Share)

Date of Acquisition   Types of Shares     Number of shares      Price of Acquisition            REMARKS
-------------------   ---------------     ----------------      --------------------            -------
    94.11.22          Preferred share        1,157,120            16,176,736,000
   ~95.03.31

    02.07.29          Common share          54,480,716           360,498,897,772

    02.07.29          Preferred share        2,771,874            12,681,323,550

    02.12.24          Common share         -54,480,716          -360,498,897,772          Retirement of treasury
                                                                                                  stock

    02.12.24          Preferred share       -2,771,874            12,681,323,550          Retirement of treasury
                                                                                                   stock

    02.12.24          Preferred share         -115,712            -5,785,600,000            Capital decrease of
                                                                                               10%  without
                                                                                               consideration

    03.01.06          Common share               4,795                21,241,850          After capital decrease,
                                                                                              acquisition of
                                                                                          fractional share during
                                                                                              amended listing

    03.01.06          Preferred share            1,010                 3,822,850          After capital decrease,
                                                                                              acquisition of
                                                                                          fractional share during
                                                                                              amended listing

    Total                                    1,047,213            14,559,062,400

D.    Treasury Stock Fund

      -     N/A

E.    Stock Option

[As of August 13, 2004]                                       (Unit: Won, Share)

                                                                         NO. OF                               RECENT STOCK
                                                  NO. OF      NO. OF       NON-                               PRICE (PUBLIC
  GRANT                                 TYPE OF   GRANTED    EXERCISED   EXERCISED    EXERCISE     EXERCISE     OFFERING
  DATE      RELATION      GRANTEE        SHARE    OPTION      OPTION      OPTION       PERIOD       PRICE        PRICE)      REMARKS
  ----      --------      -------        -----    ------      ------      ------       ------       -----        ------      -------
04.05.28   Registered   Woo-Keun Lee    Common     50,000            -     50,000   Within third    5,000       3,345
            Officer                     share                                       to fifth year
                                                                                      from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29~
                                                                                       09.5.28

04.05.28   Registered   Kang-Won Lee    Common    100,000            -    100,000   Within third    5,000       3,345
            Officer                     share                                       to fifth year
                                                                                      from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28   Registered   Sung-No Lee     Common     35,000            -     35,000   Within third    5,000        3,345
            Officer                     share                                       to fifth year
                                                                                      from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28      Non-      Dae-Seok Kang   Common     35,000            -     35,000   Within third    5,000        3,345
            registered                  share                                       to fifth year
            Officer                                                                   from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28      Non-      Jong-Kil Park   Common     35,000            -     35,000   Within third    5,000        3,345
            registered                  share                                       to fifth year
            Officer                                                                   from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28     Non-       Hyeon-Jae Han   Common     35,000            -     35,000   Within third    5,000        3,345
           registered                   share                                       to fifth year
           Officer                                                                    from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28     Non-       Chae-Young Jung Common     25,000            -     25,000   Within third    5,000        3,345
           registered                   share                                       to fifth year
           Officer                                                                    from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

04.05.28   Employee     100 employee    Common    318,000            -    318,000   Within third    5,000        3,345
                        including vice  share                                       to fifth year
                          manager                                                     from the
                                                                                    option grant
                                                                                        date
                                                                                      06.5.29 ~
                                                                                       09.5.28

 Total                      106                   633,000            -    633,000

*     Recent stock price is the market closing price on September 16, 2004.

[ ] Current status of total amount of stock options granted, and cancellation and exercise thereof.

                                                                               NO. OF
                                                     NO. OF     NO. OF          NON-
 GRANT                     NAME OF THE     TYPE OF   GRANTED  EXERCISED       EXERCISED        EXERCISE        EXERCISE
  DATE     RELATION        GUARANTEE        SHARE    OPTION    OPTION          OPTION           PERIOD           PRICE     REMARKS
  ----     --------        ---------        -----    ------    ------          ------           ------           -----     -------
99.02.04   Registered   Timothy McCarthy   Common   1,617,000                  1,455,300     Within fourth to   7,640
           Officer      Seok-Dong Kim      share    1,501,500                  1,351,350     tenth from the     7,085
                        Ki-Gwon Do                  1,351,350         -        1,216,215     option grant
                                                                                                date

99.12.17   Non-         Jong-Seob Yeom     Common     250,000                    225,000     Within fourth to    7,590      01.03.19
           registered   Jeong-Sam Park     share      250,000                    225,000     eight year from               Cancelled
           Officer      Geun-Mo Lee                   250,000                    225,000     the option grant
                        Jeong-Hwan Cheong             250,000                    225,000          date
                        Byoung-Ho Lee                 200,000                          -
                        (Cancelled)
                        Heung-Ju Lee                  200,000                    180,000
                        Jong-Kil Park                 100,000         -           90,000

 99.12.17  Employee     Deok-Hwan Jo       Common     200,000                    180,000     Within fourth to   7,590       00.09.04
                        Jin-Won Jeong      share      100,000                     90,000     eight year from               Cancelled
                        Doo Sik Yoon                  100,000                     90,000     the option grant
                        Se-Won Kim                    100,000                     90,000         date
                        Jae-Deuk Kim                  100,000                     90,000
                        Soo-Hyun Jo                   100,000                     90,000
                        Hyeon-Jae Han                 100,000                     90,000
                        Dong-Dae Kim                  100,000                     90,000
                        Chul-Mo Jeong                 100,000
                        (Cancelled)                   100,000         -                -

00.05.27  Non-           Geun-Mo Lee         Common       50,000      -        45,000   Within fourth    5,000
          registered     Chae-Young Jung     share       100,000               90,000   to eighth year
          Officer        Seung-Soo Kim                   100,000               90,000    from the
                         Byoung-Ho Lee                    50,000                 -       option grant
                         (Cancelled)                                                         date

00.05.27  Employee       Jin-Won Jeong       Common      100,000      -        90,000   Within fourth    5,000
                         Doo-Hun Kim         share       100,000               90,000         to
                         Chul-Mo Jeong                   100,000                          eighth year
                         (Cancelled)                                                       from the
                                                                                          option grant
                                                                                             date

01.05.26  Non-           Jeong-Sam Park      Common       50,000      -        45,000   Within fourth    5,850
          registered     Heoung-Ju Lee       share        50,000               45,000     to eighth
          Officer        Jong-Kil Park                   100,000               90,000   year from the
                         Seoung-Soo Kim                  100,000               90,000    option grant
                         Chae-Young Jung                 100,000               90,000        date

                         Soo-Hyun Cho                    100,000               90,000                           2003.02.06
                         Jae-Deuk Kim                    100,000               90,000                           Cancelled
                         Se-Won Kim                      100,000               90,000
                         Doo-Sik Yoon                    100,000               90,000
                         Doo-Hun Kim                     100,000               90,000
                         Gi-Yong Kang                    100,000      -          -
                         (Cancelled)                                  -

01.05.26  Employee       Myeong-Soo Kim      Common      100,000                 -      Within fourth    5,850  2001.11.15
                         (Cancelled)         share                                        to eighty             Cancelled
                         Gil-Gong Yoo                    100,000               90,000     year from the
                         Jae-Ho Jeong                    100,000               90,000    option grant
                         Gwan-Hee Nam                    100,000               90,000        date
                         Seo Uk                          100,000               90,000
                         Sunny Il Jin                    100,000               90,000
                         Yoon                            200,000                 -
                         Geong-Chul Han                                                                         2001.11.15
                         (Cancelled)                                                                            Cancelled

02.01.31  Employee       Young-Ju Noh        Common      100,000      -        90,000   Within fourth    6,040
                                             share                                           to
                                                                                         eighth year
                                                                                           from the
                                                                                         option grant
                                                                                             date

02.05.25  Registered     Gi-Gwon Doh         Common      500,000      -       450,000    Within third    6,370
          Officer                            share                                        to tenth
                                                                                        year from the
                                                                                            option
                                                                                          grant date

02.05.25  Employee       Sunny Il Jin        Common      100,000      -        90,000    Within third    6,370
                         Yoon                share                                        to tenth
                                                                                        year from the
                                                                                            option
                                                                                          grant date

02.05.25  Registered     Woo-Keun Lee        Common       47,942      -        43,147   03.5.26-06.5.25  5,000
          Officer                            share

01.05.26  Registered     Woo-Keun Lee        Common       47,942      -        43,147   04.5.27-07.5.26  5,837
          Officer                            share

00.05.25  Non-           Jeong-Woo Seo       Common       47,942      -        43,147   03.5.26-06.5.25  5,000
          registered                         share
          Officer

01.05.26  Non-registered   Jeong-Woo Seo      Common    47,942          -     43,147    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Tae-Hyun Lee       Common    35,957          -     32,361    03.5.26-06.5.25    5,000
          Officer                             share

01.05.26  Non-registered   Tae-Hyun Lee       Common    35,957          -     32,361    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Dae-Seok, Kang     Common    35,957          -     32,361    03.5.26-06.5.25    5,000
          Officer                             share

01.05.26  Non-registered   Dae-Seok Kang      Common    35,957          -     32,361    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Yang-Sang Yoo      Common    99,880          -     89,892    03.5.26-06.5.25    5,000
          Officer                             share

01.05.26  Non-registered   Yang-Sang, Yoo     Common    99,880          -     89,892    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Jeong-Soo Shim     Common    47,942          -     43,147    03.5.26-06.5.25    5,000
          Officer                             share

01.05.26  Non-registered   Jeong-Soo, Shim    Common    47,942          -     43,147    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Jin-Seob Ahn       Common    35,957          -     32,361    03.5.26-06.5.25    5,000
          Officer                             share

01.05.26  Non-registered   Jin-Seob Ahn       Common    35,957          -     32,361    04.5.27-07.5.26    5,837
          Officer                             share

00.05.25  Non-registered   Sung-Suk Jo        Common    35,957          -     32,361    03.5.26-06.5.25    5,000
          Officer                             share

00.05.25  Non-registered   Jin-Seok Oh        Common    29,964     26,967          -    03.5.26-06.5.25    5,000    2003.09.18
          Officer                             share                                                                 Exercised

01.05.26  Non-registered   Yeol-Ju Kim        Common    29,964          -     26,967    04.5.27-07.5.26    5,837
          Officer                             share
                                                                                         Within third
                                                                                        to sixth year
03.05.30  Registered       Woo-Keun Lee       Common    50,000          -     50,000      from the         5,000
          Officer                             share                                      option grant
                                                                                      date 05.5.31~09.5.30

                                                                                         Within third
                                                                                        to sixth year
                                                                                          from the
03.05.30  Registered      Gi-Gwon Do          Common    90,000          -          -     option grant      5,000    2004.05.28
          Officer         (Cancelled)         share                                         date                    Cancelled

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                        to sixth year
                                                                                          from the
03.05.30  Registered      Sung-Ro Lee         Common    35,000          -     35,000      option grant     5,000
          Officer                             share                                         date

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                         to sixth year
                                                                                           from the
03.05.30  Non-registered  Dae-Seok Kang       Common    35,000          -     35,000     option grant      5,000
          Officer                             share                                          date

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                        to sixth year
                                                                                          from the
03.05.30  Non-registered  Jong-Kil Park       Common    35,000          -     35,000     option grant      5,000
          Officer                             share                                         date

                                                                                        05.5.31~09.5.30

                                                                                           Within
                                                                                          second to
                                                                                          sixth year
03.05.30  Non-registered  Geun-Mo, Lee        Common    35,000          -          -       from the        5,000    2004.05.28
          Officer         (Cancelled)         share                                       option grant              Cancelled
                                                                                            date

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                         to sixth year
                                                                                           from the
03.05.30  Non-registered  Hyun-Jae Han        Common    35,000          -     35,000      option grant     5,000
          Officer                             share                                          date

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                         to sixth year
                                                                                           from the
03.05.30  Non-registered  Hong-Sik Kim        Common    25,000          -          -     option grant      5,000    2004.05.28
          Officer         (Cancelled)         share                                          date                   Cancelled

                                                                                        05.5.31~09.5.30

                                                                                          Within third
                                                                                         to sixth year
                                                                                           from the
03.05.30  Non-registered  Chae-Young Jung     Common    25,000          -     25,000      option grant     5,000
          Officer                             share                                          date

                                                                                        05.5.31~09.5.30

                                                                                         Within third
                                                                                        to fifth year
                                                                                          from the
                                              Common                                     option grant
04.05.28  Registered      Woo-Keun Lee        share     50,000          -     50,000        date           5,000
          Officer
                                                                                        06.5.29~09.5.28

                                                                                        Within third
                                                                                        to fifth year
                                                                                          from the
04.05.28  Registered      Kang-Won Lee        Common   100,000          -    100,000     option grant      5,000
          Officer                             share                                         date

                                                                                                     06.5.29~09.5.28

04.05.28      Registered        Sung-No Lee        Common           35,000          -     35,000         Within third     5,000
              Officer                               share                                              to fifth year
                                                                                                      from the option
                                                                                                        grant date
                                                                                                     06.5.29~09.5.28

04.05.28      Non-registered    Dae-Seok Kang       Common          35,000          -     35,000       Within third       5,000
              Officer                                share                                           to fifth year
                                                                                                     from the option
                                                                                                      grant date
                                                                                                     06.5.29~09.5.28

04.05.28      Non-registered    Jong-Kil Park       Common          35,000          -     35,000       Within third       5,000
              Officer                                share                                           to fifth year
                                                                                                     from the option
                                                                                                      grant date
                                                                                                     06.5.29~09.5.28

04.05.28      Non-registered    Hyun-Jae Han        Common          35,000          -     35,000       Within third       5,000
              Officer                                share                                           to fifth year
                                                                                                     from the option
                                                                                                      grant date
                                                                                                     06.5.29~09.5.28

04.05.28      Non-registered    Chae-Young, Jung    Common          25,000          -     25,000       Within second      5,000
              Officer                                share                                           to fifth year
                                                                                                     from the option
                                                                                                     grant date
                                                                                                     06.5.29~09.5.28

04.05.28      Employees         100 employees       Common         318,000          -    318,000       Within third       5,000
                                including chief of   share                                           to fifth year
                                branch                                                               from the option
                                                                                                     grant date
 Total                                                          11,501,889     26,967  9,838,025     06.5.29~09.5.28

Note) The gap between the number of granted shares and nonexercised shares (exercised shares) is due to a 10% capital decrease effected in December 2002.

F.    Status of Equity Ratio of Employee Stock Ownership Association

                                                                             (Unit: Won, Share)
 TYPES OF SHARE     INITIAL BALANCE       INCREASE       DECREASE    FINAL BALANCE     REMARKS
 --------------     ---------------       --------       --------    -------------     -------
Common share                 94,119                        93,722         397
Preferred share                 424                             0         424
   Total                     94,543                        93,722         821

5.    MATTERS WITH RESPECT TO THE DIVIDEND DURING THE RECENT FIVE (5) FISCAL
      YEARS

(Par value per share: 5000 Won)                                                         (Unit: Million Won)
                   CLASSIFICATION                           5TH        4TH       3RD        2ND         1ST
                   --------------                           ---        ---       ---        ---         ---
                     Net profit                            80,655    10,879     51,106     71,128     210,327

             Net profit per share (Won)                       518        68        284        407       1,209

     Profit available for dividend distribution                 -         -          -          -           -

                    Payout ratio                                -         -          -          -           -

Details              A.           Majority      Common          -         -          -          -           -
of                   Dividend                   share
Dividend             per share
                     (Won)                      Preferred       -         -          -          -           -
                                                share

                                  Minority      Common          -         -          -          -           -
                                                share

                                                Preferred       -         -          -          -           -
                                                share

           Cash      B.           Majority      Common          -         -          -          -           -
           Dividend  Total                      share
                     dividend
                     (Won)                      Preferred       -         -          -          -           -
                                                share

                                  Minority      Common          -         -          -          -           -
                                                share

                                                Preferred       -         -          -          -           -
                                                share

                     C.           Majority      Common          -         -          -          -           -
                     Dividend                   share
                     ratio at
                     market                     Preferred       -         -          -          -           -
                     price                      share

                                  Minority      Common          -         -          -          -           -
                                                share

                                                Preferred       -         -          -          -           -
                                                share

           Stock     A.           Majority      Common          -         -          -          -           -
           Dividend  Stock                      share
                     dividend
                     ratio (%)                  Preferred       -         -          -          -           -
                                                share

                                  Minority      Common          -         -          -          -           -
                                                share

                                                Preferred       -         -          -          -           -
                                                share

                     B.           Majority      Common          -         -          -          -           -
                     Number of                  share

                     stock                      Preferred       -         -          -          -           -
                     dividend                   share
                     per share
                     (share)

                                  Minority      Common          -         -          -          -           -
                                                share

                                                Preferred       -         -          -          -           -
                                                share

          Net assets value per share (Won)                  4,218      3,649     3,693      3,468       3,071

          Ordinary profit per share (Won)                     518         36       284        235       1,209

II.   DETAILS OF BUSINESSES (SECURITIES BUSINESS)

1.    SUMMARY OF BUSINESS

A.    Status of Industry

      Securities industry assists in allowing capital to flow directly from investors who supply capital to companies that have demands for capital, thereby contributing to the development of national economy and providing investment opportunities for investors. It could perhaps be said that the securities business is more volatile than any other industry in that not only is it a type of business highly impacted by economic conditions, cyclical fluctuations, and movements of the capital market, but it is directly linked to overseas market due to fullscale globalization of capital. During the first quarter of this year, Korean securities market suffered from various setbacks including reduced foreign demand for investment in the market, a slowdown in corporate investment due to anticipated delay in economic recovery and the avoidance of the securities market by individual investors which resulted in Korea Composite Stock Price Index (the "KOSPI") recording 720 points during May after having surpassed 930 points at a point in April, and the market has continued such path without showing any particular sign of upward movement. As if reflecting the market situations, the total volume of transactions has significantly decreased, resulting in reduction in brokerage commissions, a major source of revenue for securities companies. For most securities companies, it has been a difficult year with most securities companies facing deficit for the year, and the situation is expected to continue for sometime.

      On the other hand, restructuring of the securities sector, which has been relatively delayed compared to the banking sector, is expected to take place in full scale this year. In the industry where price competition has already reached a limit with the spreading of cyber trading of securities, it is expected that the competition among large securities companies to become the market leader will intensify. In particular, with emerging signs of M&As against such companies as Daehan Investment Trust Securities Co., Ltd, Korea Investment Co., Ltd, Daewoo Investment Securities Co., Ltd, LG Investment Securities, and other large securities companies by foreign or premium domestic banks, it is anticipated that the restructuring of the securities sector and competition among securities companies for survival will intensify even more.

B.    Status of the Company

      (1)   General Condition of Operations and Classification of Business
            Sectors

      (A)   General Conditions of Operations

            During the 1st quarter of the 6th fiscal year, the securities market has shown signs of stagnation due to instability at home and abroad, continued credit crisis in the household sector, severe reduction in trading volume and the delay in recovery of domestic demand. Although KOSPI showed signs of testing the prior record-high point (April of 2002: 943.54 pt.) as it surpassed 930 points in April 2004, further analysis of the market shows that such rise in index was due to foreign investors' concentrated purchase of domestic blue-chip stocks and the continued sell-off by the institutional and individual investors that appears to function as a limit to such rise. As of the end of June, KOSPI recorded 785.79 points, 92.99 points down from 878.78 points as of the beginning of April, and KOSDAQ index fell from 435.71 to 385.18 points, both indices falling more than 10%. Furthermore, trading volume has continuously decreased since March and April of 2002.

[]    Brokerage

      In terms of market share, during the 1st quarter of the 6th fiscal year, the Company recorded 4.23 % in retail sales, 0.89% in domestic institution sales, and 0.70% in international sales in brokerage transactions. In particular, the Company actively developed a new sector known as network financial transaction by utilizing the business network of Shinhan Financial Group after the merger and earning 0.83% market share in brokerage contracts with bank linked accounts. The Company recorded a 10.25% market share in brokerage in futures market and 12.45% in the options market in the first quarter of the 6th fiscal year.

[]    Corporate Finance

      After the merger, the acquisition and intermediation services division is being upgraded in competency and business strength through the restructuring of investment banking center, introduction of joint marketing of corporate finance services among subsidiaries of Shinhan Financial Group, sponsoring of corporate finance seminars, and development of specialized corporate finance services.

[]    Financial Products

      By obtaining the approval to engage in the business of OTC derivatives such as stock index linked securities and discretionary wrap investment services, the Company has created an opportunity for itself to strengthen its financial product sales segment by offering diversified products to its customers. As of the 1st quarter of the 6th fiscal year, the balance of financial products under its management was 1.6539 trillion Korean Won (the "Won") for equity-type products, 1.7098 trillion Won for bond-type products, 998.8 billion Won for MMF, and 435.7 billion Won for ELS. In addition, the case of Bankassurance, which is rapidly becoming a new source of profit for the Company, recorded a balance of 18.9 billion Won for the first quarter of the 6th fiscal year, maintaining a top performance in the industry.

[]    Portfolio Management

      During the first quarter of the 6th fiscal year, the Company recognized a net loss of 8.8 billion Won in stock investment, and a net profit of 7.5 billion Won and 19.9 billion Won in bonds and derivatives investment, respectively, due to the introduction and development of advanced trading techniques. In the area of risk management, the Company is making all efforts to achieve stable profits based on minimized risk by vigilantly managing risks associated with financial products by using advanced risk management skills and systems.

      (B)   Classification of Business Division to be Disclosed

            -     N/A

      (2)   Market Share

[]    Market Share of Stock Brokerage Business for the past 3 years

                            1ST QUARTER, 6TH FY             5TH FY                    4TH FY
    CLASSIFICATION            (JUNE 30, 2004)          (MARCH 31, 2004)          (MARCH 31, 2003)
--------------------      -----------------------      ----------------          ----------------
Good Morning Shinhan
      Securities                   5.81%                     6.03%                     6.32%

      (3)   Outline and Prospect of New Businesses

            (1)   Business cooperation and accomplishments

                  -     Chohung Bank: May 2002, Jeju Bank: February 2003.

                        Offered services for opening trading account through the bank and transfer of funds related to trading of securities

                  -     Shinhan Bank: May 2003.

                        Offered preferred interest rates to nontaxable EFN deposit customers depending on the FNA securities trading results

                  -     Shinhan Bank: October 2003

                        Partnership contract for operating securities business office within a bank (BIB)

                  -     Opening of five business offices: June 2004

                        - Shinhan Bank: Sales offices at Jamsil Rose Apartment Complex, Samsung I-Park, and Bucheon Sangdong

                        -     Chohung Bank: Sales offices at Guhui-dong and
                              Ichon-dong

                  -     A total of nine business offices are in operation

                        - Future plans: The Company will try to establish business offices within bank branches with central location in a favorable area.

                  (2)   FNA (Financial Network Account)

                  -     Shinhan Bank/Shinhan Card: September 2002

                  -     Chohung Bank: January 2004

                  - Offered sharing of account service for securities trading deposit account and each company's premium services

                  -     As of June 2004, 556,097 accounts opened

                  (3)   KB Securities Trading account

                  -     Kookmin Bank: November 2003

                  - Offered account service for securities trading account and premium services by Kookmin Bank and Good Morning Shinhan Securities

                  -     As of June 2004, opened 4,385 accounts

                  (4)   Co-Brand Card

                          PARTNERED
        CONTENTS           COMPANY     DATE OF EXECUTION         PERFORMANCE                 PLANS
-----------------------  ------------  -----------------  ------------------------   ----------------------
Launched Co-Brand cards                                    Launched Co-Brand cards   Diversification of
and acted as sales       Shinhan Card        03.05        and attracted 40,828 new   profit source through
distributor                                               credit card customers      continuous development
                                                                                     of credit cards
Launched Co-Brand cards                                                              exclusively for
and acted as sales       Kukmin Card         03.05        Enrolled 102,104 credit    securities transaction
distributor                                               card member                customers and
                                                                                     distribution of credit
                                                                                     cards.

                  (5)   Launched Bankassurance (December 31, 2003)

                  - As of June 2004, a balance amount of 19 trillion Won, one of the top results in the industry

                  - Shinhan Life Insurance, LG Fire Insurance, Kyobo Life Insurance, Samsung Fire Insurance, etc. (alliance with three life insurance and four fire insurance companies):
                        August 2003

                  - Enrollment agent for insurance solicitation and commission sharing.

                  (6) Launched discretionary wrap investment services, (November 20, 2003)

                  -     Launched Good Morning Gold Wrap: January 2004

                  - Direct management of client assets by asset management specialists

                  (7) Selected as managing company for the housing fund of the Ministry of Construction and Transportation (March 8,
                        2004)

                  - Date of Launch: April 20 (began management of 200 billion Won among a total amount of 300 billion Won)

                  (8)   Expected Launch of FNA Wrap (in the second half of 2004)

            (4)   Organizational Chart

      2.    PERFORMANCE OF EACH TYPE OF BUSINESS

                                                                              (Unit: million Won)
-------------------------------------------------------------------------------------------------
           TYPE OF BUSINESS                        OPERATING REVENUE (RATIO)             REMARKS
-------------------------------------------------------------------------------------------------
Commissions received                                     63,814(30.6%)

Interest Income                                           17,886(8.6%)

Dividends (Distribution) income                            1,264(0.6%)

Gain on sales of trading securities                        6,526(3.1%)

Gain on valuation of trading securities                    1,792(0.9%)

Gain on hybrid securities transaction                        231(0.1%)

Gain on valuation of trading securities sold                 806(0.4%)

Gain on hybrid securities transaction sold               66,996(32.2%)

Gain on future transaction                               46,445(22.3%)

Other operating incomes                                    2,549(1.2%)
                                                         -----------
Total                                                    208,309(100%)
                                                         -----------

      3.    STATUS OF EACH TYPE OF BUSINESS

      A.    Trading on own Account

            (1)   Status of Each Type of Securities

                                                                                                      (Unit: million Won)
                           1ST QUARTER OF 6TH FY                     5TH FY                           4TH FY
                       ------------------------------ ---------------------------------- --------------------------------
                                   TRADING AMOUNT                     TRADING AMOUNT                  TRADING AMOUNT
                               ----------------------            -----------------------          -----------------------
                                              OTC
    CLASSIFICATION     BALANCE   MARKET      MARKET    BALANCE      MARKET    OTC MARKET BALANCE    MARKET    OTC MARKET
    --------------     -------   ------      ------    -------      ------    ---------- -------    ------    ----------
            Stock       82,480    553,025          29    28,245    6,697,130         354   2,371    5,214,686          17

            Government 701,209                          442,974                          292,289
               and
              public
              bonds
Bond
            Corporate   31,172                           44,265                           16,955
              bonds

            Sub-total  732,381  6,956,950  17,662,450   487,239   25,610,054  98,317,971 311,615    4,673,634  82,775,084

Beneficiary             15,869             23,405,340    23,754               82,193,700 275,591               62,719,017
certificates

Securities in foreign       32                 37,940        97                  121,315                          308,950
        currency

Stock       Buy         36,585 17,462,765                         97,927,469         271           65,154,204
index                   58,427 17,583,225                92,455   97,846,098         265   2,548   65,112,666
futures     Sell

Stock       Buy            191  1,724,021                          5,643,894                 117    2,530,354
index                       32  1,728,755                          5,639,694                        2,235,379
option      Sell

            Others                          8,017,490                         67,326,760  48,794               82,900,273

            Total      925,997 46,008,741  49,123,248 1,119,029  239,364,340 247,960,636 638,665  144,920,923 228,703,341


      (2)   Performance of Investment in Securities

      (A)   Stock

                                                                                        (Unit: million Won)
     CLASSIFICATION                    1ST QUARTER OF 6TH FY       1ST QUARTER OF 5TH FY            5TH FY
     --------------                    ---------------------       ---------------------            ------
Gain (loss) on sales                         - 8,775                      3,052                     63,143
Gain (loss) on valuation                     - 4,051                        186                     46,571
Dividends income                               1,109                      2,256                      8,156
Total                                       - 11,717                      5,256                     24,728

- Dividends income is total amount of dividends from short-term stock, long-term stock, and mutual fund.

      (B)   Bond

                                                                                      (Unit: million Won)
      CLASSIFICATION                  1ST QUARTER OF 6TH FY     1ST QUARTER OF 5TH FY            5TH FY
      --------------                  ---------------------     ---------------------            ------
Gain (loss) on sales and
redemption                                       797                     1,043                   - 3,936
Gain (loss) on valuation                       - 238                      -194                   - 1,463
Distribution income                            6,703                     6,509                    28,311
Total                                          7,262                     7,358                    22,912

      (C)   Beneficiary Certificates

                                                                                      (Unit: million Won)
     CLASSIFICATION                   1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY             5TH FY
     --------------                   ---------------------      ---------------------             ------
Gain (loss) on sales and
redemption                                      - 812                     1,406                     6,096
Gain (loss) on valuation                          349                      -931                     1,628
Distribution income                               155                     1,089                     2,016
Total                                           - 308                     1,564                     9,740

      (D)   Securities in Foreign Currency

                                                                                        (Unit: million Won)
      CLASSIFICATION                     1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY            5TH FY
      --------------                     ---------------------      ---------------------            ------
Gain (loss) on sales                                -                         -                       148
Gain (loss) on valuation                            -                         -                         9
Dividends and interest
income                                              -                         -                         -
Total                                               -                         -                       157

      (E)   Profit and Loss of Derivatives Transaction

      1)    Stock Index Future Transaction

                                                                                       (Unit: million Won)
    CLASSIFICATION                   1ST QUARTER OF 6TH FY       1ST QUARTER OF 5TH FY              5TH FY
    --------------                   ---------------------       ---------------------              ------
Gain (loss) on sales                          5,543                      1,961                       8,345
Gain (loss) on
settlement                                    - 495                         34                       1,574
Total                                         5,048                      1,995                       9,919

      2)    Stock Index Option Transaction

                                                                                       (Unit: million Won)
    CLASSIFICATION                    1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY              5TH FY
    --------------                    ---------------------      ---------------------              ------
Gain (loss) on sales                          4,760                      2,079                      13,061
Gain (loss) on
valuation                                      - 56                        110                           -
Total                                         4,704                      1,969                      13,061

      3)    OTC Derivatives Transaction

                                                                                       (Unit: million Won)
    CLASSIFICATION                    1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY              5TH FY
    --------------                    ---------------------      ---------------------              ------
Gain (loss) on sales                            215                          -                       7,326
Gain (loss) on
settlement                                  - 8,335                        425                      11,247
Total                                       - 8,120                        425                      18,573

B.    Brokerage of Securities Business

      (1)   Customers' Deposits and Trading Performance

                                                                                           (Unit: million Won)
                               1ST QUARTER OF 6TH FY                5TH FY                     4TH FY
                             -------------------------    -------------------------   ------------------------
     CLASSIFICATION             MARKET      OTC MARKET       MARKET      OTC MARKET      MARKET     OTC MARKET
     --------------             ------      ----------       ------      ----------      ------     ----------
              Customers'
             Deposits for
               brokerage                      423,539                      439,489                    548,790

Customers'    Customers'
 Deposits    deposits for
             futures and
               options
               trading                        252,790                      209,978                    133,630

Trading          Stock        22,909,563       36,685     103,772,317      167,886     95,829,184     104,449

 Amount          Bond            832,057                    6,560,995            -      6,786,734           -

              Beneficiary
              certificates                                          -            -              -           -

              Securities
              in foreign
               currency                                             -            -              -           -

             Stock index
                futures      174,951,443                  471,328,922            -    119,118,199           -

             Stock index
                Option        10,828,256                   33,046,324            -     12,915,097           -

                Others                                              -            -              -     145,282

                Total        209,521,319       36,685     614,708,558      167,886    314,649,214     249,731

                Stock             43,750           57         202,042          290        182,914         205

                 Bond                 49                          120            -             49           3

              Beneficiary
              certificates                                          -            -              -

              Securities
Commissions   in foreign
               currency                                             -            -              -           -

             Stock index
                futures            3,386                       11,264            -         12,283           -

             Stock index
                Option             7,347                       22,364            -         14,640           -

                Others                                              -            -              -           -

                 Total            54,532           57         235,790          290        209,887         208

Note 1) KOSDAQ and KOFEX are classified as OTC market in the 3rd FY, but market in the 4th FY

Note 2) "Other" trading results above is the results from brokerage of negotiable commercial papers, and the brokerage commission of KRW 83 million in the 4th FY is recorded as "Brokerage commissions on negotiable commercial papers" under "Commission received" in the Statements of Income.

    (2)     Profit and Loss of Brokerage of Securities

                                                                                      (Unit: million Won)
    CLASSIFICATION                  1ST QUARTER OF 6TH FY       1ST QUARTER OF 5TH FY              5TH FY
    --------------                  ---------------------       ---------------------              ------
Brokerage commissions                       54,589                      64,878                    236,081
Sales commissions                            7,313                       6,620                     22,401
Profit (loss)                               61,902                      58,258                    213,680

C.    Underwriting of Securities

      (1)   Performance of Underwriting of Securities

                                                                                                                (Unit: million Won)
                        1ST QUARTER OF 6TH FY                           5TH FY                                 4TH FY
                 ------------------------------------   ---------------------------------------  ----------------------------------
                   LEAD                                                                            LEAD
                 MANAGER    UNDERWRITIN                 LEAD MANAGE   UNDERWRITIN                 MANAGER  UNDERWRITING
CLASSIFICATION   RESULTS      RESULTS     COMMISSIONS     RESULTS       RESULTS     COMMISSIONS   RESULTS     RESULTS   COMMISSIONS
--------------   -------    -----------   -----------   -----------   -----------   -----------  --------- -----------  -----------
     IPO               -          442           22           89,775       55,024       2,168        16,320    189,020        668

    Stock              -            -            -                -            -           -        15,646     39,185        238

  Government
  and public
    bonds        350,000      482,699          190          530,000    2,026,668         378       190,000  1,320,238        157

  Corporate
    bonds        270,000      170,000          478        3,459,200    2,343,900       6,747     2,373,300  1,705,800      5,761

Securities in
   foreign
   currency            -            -            -                -            -           -             -          -          -

    Others             -            -            -                -            -           -             -          -          -

    Total        620,000      653,141          690        4,078,975    4,425,592       9,294     2,595,266  3,443,263      6,823

      (2)   Profit from Underwriting of Securities

                                                                                      (Unit: million Won)
     CLASSIFICATION                      1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY          5TH FY
     --------------                      ---------------------      ---------------------          ------
Underwriting Commissions                          690                     2,424                     9,294
Commissions expenses                                -                         -                       902
Profit (loss)                                     690                     2,424                     8,392

D.    Provision of Credit

      (1)   Credit line

            -     Credit provided with own funds: No credit line

            - Credit provided with funds borrowed from third party: 100 million Won per account

      (2) Interest rate on credit: the applicable interest rate depends on the credit period.

    LOAN PERIOD         15 DAYS OR LESS         16~30 DAYS           31~90 DAYS         91 DAYS OR MORE
    -----------         ---------------         ----------           ----------         ---------------
Annual interest rate           6%                   7%                   9%                   17%

      (3)   Balance of Margin Transaction Loan and Stock Loan for Margin
            Transaction

                                                                                      (Unit: million Won)
   CLASSIFICATION                      1ST QUARTER OF 6TH FY             5TH FY                    4TH FY
   --------------                      ---------------------             ------                    ------
Balance of Margin
Transaction Loan                                5,191                     6,515                     5,587

Balance of Stock Loan for
Margin Transaction                                  -                         -                         -

E.    Trading of Bonds subject to Repurchase Agreement

                                                                                  (Unit: 100 million Won)
  CLASSIFICATION                            1ST QUARTER OF 6TH FY         5TH FY                   4TH FY
  --------------                            ---------------------         ------                   ------
           RP sold                                 2,257                   1,754                    1,517

Balance    (Hybrid RP)                                 -                       -                        -

           RP purchased                                -                       -                        -

Trading    RP sold                                 1,804                  50,849                  842,346

amount     (Hybrid RP)                                 -                       -                        -

           RP purchased                                -                      50                   97,737

F.    Other Business

      (1)   Provision of Payment Guarantee for Corporate Bonds

      (A)   Status of Guarantee by Corporate Size

            -     Not Applicable

                                                                                               (Unit:)
                              1ST QUARTER OF 3RD FY             2ND FY                   1ST FY
                              ---------------------     ---------------------     --------------------
                               NUMBER OF                 NUMBER OF                NUMBER OF
                              GUARANTEES                GUARANTEE                 GUARANTEE
CLASSIFICATION                  ISSUED       AMOUNT       ISSUED       AMOUNT       ISSUED      AMOUNT
--------------                ----------     ------     ----------     ------     ----------    ------
Large companies

Small and medium sized
companies

Total

      (B)   Status of Payment under Guarantee

                                                                                                            (Unit: million Won)
                                                     AMOUNT OF
                                                PAYMENT MADE UNDER                                                   REMARKS
                                                    GUARANTEE                              AMOUNT COLLECTED       (PAYMENT MADE
                              AMOUNT DUE   ---------------------------               --------------------------       UNDER
                      NO.        UNDER     1ST QUARTER OF  ACCUMULATED               1ST QUARTER OF  ACCUMULATE   GUARANTEE FOR
     COMPANY     OF PAYMENT   QUARANTINE       6TH FY        AMOUNT     COLLATERAL       6TH FY        AMOUNT         BONDS)
     -------     ----------   ----------   --------------  -----------  ----------   --------------  ----------   -------------
Hankook
Corporation           1         7,770            -             7,770        -               -           2,861        4,909

Haitai
Confectionery
& Foods Co.,
LTD                   1         6,660            -             6,660        -              43           4,947           48

CECROP CO., LTD       1         2,070            -             2,070        -               -             600        1,470

Total                 5        20,452            -            20,452                       43           8,408        6,427

Note 1) The amount that are collected, written off for bad debt or otherwise settled is excluded

    (2)     Others

            -    Not applicable

4.    STATUS OF BUSINESS FACILITIES

A.    Status of Establishment of Branch

                                                                                       (As of June 30 2004)
                                                           GENERAL SALE
      LOCATION                            BRANCH              OFFICE         BIB SALES OFFICE        TOTAL
      --------                            ------           ------------      ----------------        -----
Seoul Metropolitan
Government                                  36                  2                   6                 44

Incheon Metropolitan City                    2                  -                   -                  2

Daegu Metropolitan City                      4                  -                   -                  4

Busan Metropolitan City                      5                  1                   -                  6

Ulsan Metropolitan City                      2                  -                   -                  2

Gwangju Metropolitan City                    2                  -                   -                  2

Daejeon Metropolitan City                    3                  -                   -                  3

Gyeonggi-do                                 11                  -                   2                 13

Gyeongsangbuk-do                             2                  -                   1                  3

Gyeongsangnam-do                             3                  -                   -                  3

Jeollabuk-do                                 3                  -                   -                  3

Jeollanam-do                                 2                  -                   -                  2

Chungcheongbuk-do                            1                  -                   -                  1

Chungcheongnam-do                                               -                   -                  0

Gangwon-do                                   1                  -                   -                  1

Jeju-do                                      2                  -                   -                  2

Total                                       79                  3                   9                 91

Note 1)    Number of branch includes one headquarter office counted as branch.

B.    Status of Business Facilities

                                                                                   (Unit: million Won)
 CLASSIFICATION               LAND (BOOK VALUE)   BUILDING (BOOK VALUE)        TOTAL           REMARKS
 --------------               -----------------   ---------------------       -------          -------
Main Building                        7,674               83,441               91,115

Extension                           18,890               12,711               31,602

Gumi                                 1,267                8,094                9,362

Madu                                   271                  609                  881

Migeum Station                         311                  483                  795

Sanbon                                 258                  474                  732

Ulsan                                1,420                5,467                6,887

Yeocheon                               873                5,176                6,049

Gunsan                               4,181                  777                4,959

Gwangju                              2,583                  951                3,534

Juyeop                                 979                1,390                2,369

Sanggye                                280                  641                  922

Apgujeong Jungang                    1,935                2,889                4,824

Dong-Gwangyang                       1,214                1,149                2,363

    Jeongja-dong                       511                1,669                2,180

        Total                       42,653              125,927              168,580

5.    OTHER FACTORS NECESSARY FOR INVESTMENT DECISION

A.    Status of bad debt written off

                                                                                        (Unit: million Won)
  CLASSIFICATION                          1ST QUARTER OF 6TH FY            5TH FY                    4TH FY
  --------------                          ---------------------            ------                    ------
Amount of write-off                                211                     1,756                      7,543

B.    Status of Commissions

                                                                                             (As of June 30, 2004)
                   BROKERAGE OF SECURITIES                              ON-LINE TRADING, ETC. ETC
                ------------------------------    ----------------------------------------------------------------
                  TRADING         COMMISSION
CLASSIFICATION     AMOUNT            RATE          TRADING AMOUNT      HTS/WEB               PDA           ARS
--------------    -------         ----------       --------------      -------               ---           ---
                 200 million                        Less than 1
                 Won or less         0.50%          million Won      0.15%+500 Won     0.17%+500 Won     0.25%+500

                   200~500       0.45%+100,000    1~3 million Won    0.14%+1,000 Won   0.16%+1,000 Won     0.23%
                 million Won          Won         3~30 million Won   0.13%+2,000 Won   0.15%2,000 Won

    Stock         Over 500       0.40%+350,000     30~50 million
                 million Won          Won               Won             0.13%             0.15%

                 Less the 10
                   shares                          50~100 million
                (Odd shares)         0.50%              Won             0.12%             0.13%            0.20%
                                                  100 million Won
                                                      or more           0.10%             0.12%

  Futures        500 million                      - KOSPI200
 (KOSPI200       Won or less        0.045%          - 1 billion Won or less: 0.01%

 KOSDAQ 50)      500 million                        - more than 1 billion Won : 0.003%
                    Won~1        0.040%+25,000
                 billion Won          Won         - KOSDAQ50 : 0.02% (regardless of transaction amount)

                 1~2 billion     0.035%+75,000
                     Won              Won

                 2~5 billion    0.030%+175,000
                     Won              Won

                   Over 5       0.025%+425,000
                 billion Won          Won

                                                                  10 million Won or
                                                  KOSPI200               less                0.3%
   Option                                                            More than 10
 (including      [Applicable                                         million Won            0.15%
 Stock Index       for all                                        10 million Won or
   Option)      transaction]         1.20%        KOSDAQ50               less                0.5%
                                                                     More than 10
                                                                     million Won             0.3%


C.    Securities to be sold

   PRODUCT             TYPE                          CHARACTERISTICS AND DESCRIPTION
   -------             ----                          -------------------------------
Beneficiary        MMF     New     - Free to invest and withdraw. High liquidity and high yield
Certificate                          product (even in case of very short-term investment period, it allows investors to receive market rate of interest). Invest in short-term high yield products such as CP, CD, Call, bonds for currency balance, etc.

                         Clean     - A Product suitable for investment for approximately one month duration. A high liquidity product to be invested for one day much like New MMF.

                    Bond Type      - Stable yield due to 60% or more not being invested in the stocks but in bonds such as government and public bonds, corporate bonds, CD, etc. and liquidity assets. Diverse product mix
                                     according to investment period and investment method.

                   Hybrid Type     - Stability feature of bond investment and profitability feature of equity investment are combined in this product.
                                   - Mostly invests in the bond market but some portion is invested in stocks for higher yield in addition to interest income in case the price of stock increases

                   Equity type     - 60% or more is invested in stocks. High yield when the prices of stocks rise.

 Mutual Fund        Domestic       - Corporate type investment trust for investment in securities.
                                   - Indirect investment product. Invests funds collected from investors in securities and distributes profit from the
                                     investment to shareholders as dividends.

                     Off shore      - Not invested in domestic stocks or bonds but in foreign stocks or bonds. Stable increase in the rate of investments is expected due to investments in mature and developed markets.
                                    - Asset managed by companies with international reputation such as
                                      Franklin Templeton, Schroder, Fidelity, etc.

   Composite       Tax benefit      - Limitation of subscription: 40 million Won per person
 Savings Fund                         * The elderly and the disabled : up to 60 million Won. Minors: up
   with Tax                           to 15 million Won
    Benefit                         - Low tax rate applied to interest and dividends: Individual income tax rate is 10%. Agricultural and Fishery Special Tax rate is 0.5%

  Non-taxable                       - Qualification: an individual who is 60 years or older, a disabled
  Savings for      Non-taxable        person, a disabled veteran, a person who needs public relief.
    living                          - Up to 30 million Won in principal (only allows one account per person).
                                    - Invests in such product as MMF, Beneficiary certificate, Bond,
                                      RP, etc.
                                    - Non-taxable on the entire interest amount even in case of just one day deposit, unlike other non-taxable products.

  Long-term                         - Qualification: A person who does not own a house or has one house
 Savings for                          the size of which is not more than 85 square meters (until the
Housing Fund       Non-taxable        end of December 2006).
                                    - Upper limit on savings amount: Up to 30 million Won for a quarter
                                      (total amount of all savings in all financial institutions)
                                    - Maturity period: 7 years
                                    - Method: Can deposit any time.
                                    - Interest income is non-taxable and 40% of savings amount is deductible against income up to 3 million Won.

  Long-term                         - Qualification: Resident under Korean Tax Law. * An individual who
 Equity Type                          has domestic residence or has lived in a certain place for 1 or
Trust Savings      Non-taxable        more years (Individual Income Tax Law, Article 1)
                                    - Upper limit on savings amount: The limit is 80 million Won per person and a person can maintain deposit in several financial institutions.
                                    - Type: lump sum or installment payment
                                    - Tax Benefit: Non-taxable (including Resident Surtax and
                                      Agricultural and Fishery Special Tax) * only for interest income until December 31, 2005
                                    - Requirement for tax benefit: Must keep the account for 1 year or more.

    ELS          OTC Derivatives    - New securities. Distributes pre-agreed investment profit that is linked with the terms and conditions of warrant or option
                                      depending on the stock price index as of maturity date
                                    - The amount of guarantee on the principal can be freely determined and the amount leveraged can be changed depending on the
                                      guaranteed amount.

                                    - The diverse investment structure can be made to tailor customer's preference and market situation.

  Warrant        OTC Derivatives    - New securities with option to sell or buy underlying assets such as stock index, basket, individual stock, etc. at pre-determined exercise price at the time of maturity.
                                    - The principal amount is not guaranteed, but the return on principal can be leveraged. The European style option which is generally exercised at the maturity date.

Bankassurance   Insurance Product   - Life insurance is usually sold as variable annuity type, pension type or savings type.
                                    - Damage insurance is usually sold as accident insurance
                                    - This product can be used as investment portfolio of customer's asset.

    WRAP           Direct type           Product        Minimum amount    Investment in Equity           Fee
                                       Growth type      30 million Won            100%           2.4~3.2% of assets
                                       Value type       30 million Won            100%           2.4~3.2% of assets
                                       System type      30 million Won            100%               2.0% of assets
                                       Premium type    500 million Won            100%           2.4~3.2% of assets

                   Hybrid type               Product          Minimum Amount   Investment in Equity                 Fee
                                       Growth Hybrid type     30 million Won     choice of client      direct type part: 2.4~3.2%
                                       Value Hybrid type      30 million Won     choice of client      direct type part: 2.4~3.2%
                                       Premium type          500 million Won     choice of client      bond type fund : 0.1%

                  Indirect type           Product          Minimum Amount       Investment in Equity            Fee
                   (Fund Wrap)         Growth type         10 million Won                80%             0.1% of assets
                                       Stability type      10 million Won                30%             0.1% of assets
                                       Customization type 500 million Won         choice of client       fee negotiable

Other Products          CD          - Short-term financial product which is issued in bearer form and is discounted by the bank based on fixed deposit and can be sold in the market before maturity date at a negotiated price.

                        CP          - It is a negotiable bill which can be issued by a qualified company without a guarantee and in good standing regardless of commercial transaction as short term financing.

              RP           -   Product with a fixed interest rate which is
                               sold to clients with an agreement that it
                               shall be repurchased at a certain price and
                               at a specified period.

                           -   No restriction on the amount and the duration.

D.    Other important Matters

      -     No other Matters other Factors

E.    Ratio of Net Capital

                                                         (Unit: million Won, %)


       CLASSIFICATION          1ST QUARTER OF THE 6TH  FY                  5TH FY                   4TH FY
--------------------------     ---------------------------                 -------                  -------
Net Capital (A)                                    401,574                 421,833                  396,054

Gross Risk Amount (B)                               86,446                  87,756                   95,982

Ratio of Net Capital (A/B)                           464.5                   480.7                    412.6

Note) Ratio of net capital = Net capital / Gross risk amount

F.    Credit Rating for Most Recent 3 years


                                                         CREDIT RATING AGENCY
VALUATION DATE    SUBJECT SECURITIES      CREDIT            (GRADE RANGE)             TYPE OF RATING
--------------   --------------------     ------    ------------------------------  ------------------
  2001-03-28       Commercial Papers        A3      Korea Investors Service Inc.     Periodic Rating
                                                              (C~A1)

  2001-04-02       Commercial Papers        A3      Korea MGT Consulting & Credit    Periodic Rating
                                                        Rating Corp. (C~A1)

  2001-07-03       Commercial Papers        A3+     Korea MGT Consulting & Credit    Definite rating
                                                        Rating Corp. (C~A1)

  2002-02-06       Commercial Papers        A3+     Korea Investors Service Inc.     Definite rating
                                                               (C~A1)

  2002-09-13        Non-guaranteed         BBB+     Korea MGT Consulting & Credit   Rating in issuance
                  subordinated bonds                    Rating Corp. (C~AAA)          of 15th Bond

  2002-12-02       Commercial Papers       A2-          Korea MGT Consulting &       Definite rating
                                                     Credit Rating Corp. (C~A1)

  2002-12-02       Commercial Papers        A2-     Korea Investors Service Inc.     Definite rating
                                                               (C~A1)

  2003-03-13     Non-guaranteed bonds        A      Korea Investors Service Inc.    Rating in issuance
                                                              (C~AAA)                 of 16th Bond

2003-03-13         Commercial Papers        A2       Korea Investors Service Inc.     Periodic Rating
                                                             (C~A1)

2003-04-23       Non-guaranteed bonds        A       Korea MGT Consulting & Credit   Rating in issuance
                                                       Rating Corp. (C~AAA)            of 16th Bond

2003-04-23         Commercial Papers        A2       Korea MGT Consulting & Credit    Periodic Rating
                                                       Rating Corp. (C~A1)

2003-09-30        Commercial Papers         A2       Korea MGT Consulting & Credit    Periodic Rating
                                                       Rating Corp. (C~A1)

2003-10-01        Commercial Papers         A2       Korea Investors Service Inc.     Periodic Rating
                                                                 (C~A1)

III.  FINANCIAL MATTERS

1.    SUMMARY OF FINANCIAL INFORMATION

                                                                                     (Unit: million Won)
      CLASSIFICATION           1Q OF 6TH FY        5TH FY          4TH FY          3RD FY         2ND FY
--------------------------     -------------      ---------       ---------      ---------      ---------
[Current Assets]                   2,214,014      1,913,789       1,549,518      1,251,093      1,026,140

- Cash and bank deposits              78,582         28,001          91,116        247,779        302,136

- Deposits                           748,425        731,084         699,934        677,234        437,738

- Short-term securities              842,082        550,580         633,768        187,525        247,373

- Hybrid securities                  343,799        238,732               -              -              -

-Option purchased                        124              -               -              -              -

-Loans                               129,362        240,972          61,594         47,523          4,566

-Other current assets                 77,018        129,594          67,972         93,231         36,385

-Allowance for credit
 loss-current assets                 - 5,378        - 5,174         - 4,983         -2,199         -2,058

[Non-current assets]                 341,325        337,660         447,474        406,191        393,523

-Long-term securities                 47,383         46,012          74,364        104,162         89,519

-Investment assets                    81,120         78,615          83,460         61,791         68,862

-Tangible fixed assets               184,201        182,234         205,993        168,483        176,737

-Other non-current assets             28,621         30,799          83,656         71,755         58,405

Total assets                       2,555,339      2,251,449       1,996,992      1,657,284      1,419,663

[Current liabilities]              1,884,422      1,432,026       1,265,924        931,166        739,048

[Long-term liabilities]                5,608        163,252         163,418         36,559         50,372

Total liabilities                  1,890,030      1,595,278       1,429,341        967,724        789,421

[Capital stock]                      796,998        796,998         796,998        933,628        908,628

[Capital surplus]                         15             15          14,750              -              -

Capital reserve                            -              -          14,750              -              -

Gain on capital reduction                 15             15               -              -              -

Appraisal surplus                          -              -               -              -              -

[Retained earnings]                    8,413              -           9,894         19,789         29,683

[Capital adjustment]                -140,117       -140,842        -239,257       -263,857       -308,069

Total shareholders' equity           665,309        656,171         567,650        689,560        630,242

Operating revenue                    208,309        685,477         624,682        465,969        485,689

Operating income                       8,463         53,980           1,364         19,862         65,590

Ordinary income                       10,118         96,741           5,538         61,300         51,798

Net income                             8,413         80,655          10,879         51,106         71,129

                                                    [-INDICATES NEGATIVE NUMBER]

2.    NOTICE TO THE READERS

A.    Standard for Preparation of Financial Statements

      (1) The financial statements of Good Morning Shinhan Securities Co., Ltd. were prepared in compliance with the Financial Accounting Standards and Regulation on Supervision of Securities Business. The following table shows the auditor's opinion on the financial statements of Good Morning Shinhan Securities Co., Ltd.

                      1ST QUARTER OF 6TH FY                5TH FY                       4TH FY
  CLASSIFICATION   (APR. 1, 2003~JUN. 30, 2004) (APR. 1, 2003~MAR. 31, 2004) (APR. 1, 2002~MAR. 31, 2003)
----------------   ---------------------------- ---------------------------- ----------------------------
    Auditor               KPMG Samjong                   KPMG Samjong              Samil Accounting Corp.
                        Accounting Corp.               Accounting Corp.

Auditor's Opinion          Unqualified                  Unqualified                  Unqualified

      (2) Thus, the information in the "Summary of Financial Information" and "Financial Statements" is in compliance with the Financial Accounting Standards and Regulation on Supervision of Securities Business.

      (3)   1.    Good Morning Shinhan Securities Co., Ltd. applies
                  Industry-specific Working Rules of Accounting under Article 90 of the Financial Accounting Standards.

            2. Even though the Financial Accounting Standards is already revised, the report for the current fiscal year was prepared using the Financial Accounting Standards before the revision under the guideline of Financial Supervisory Service regarding closing of accounting book.

B.    Violation under the Financial Accounting Standards

      (1)   Violation that may require the Financial Statements to be adjusted

            N/A

      (2)   Violation irrelevant to the adjustment of the Financial Statements

            N/A

C.    Other Matters to be noted

      - N/A

3.    FINANCIAL STATEMENTS

A.    Balance Sheet

                                  Balance Sheet

            The 1st quarter of 6th Fiscal Year (As of June 30, 2004)

                   The 5th Fiscal Year (As of March 31, 2004)

                   The 4th Fiscal Year (As of March 31, 2003)


                                                                   (Unit: million Won)
                                      1ST QUARTER OF 6TH FY              5TH FY
                                     -----------------------       --------------------
          DESCRIPTION                        AMOUNT                      AMOUNT
-------------------------------      -----------------------       --------------------
Assets

I. Current Assets                                  2,214,014                  1,913,789

1. Cash and bank deposits                             78,582                     28,001

1) Fixed deposits                        10,267                    10,267

2) Demand deposits                        1,254                       659

3) Current deposits                         434                       492

4) Deposits in foreign currency           2,269                     1,767

5) Negotiable certificate of deposits                                49,025                              -
6) Others                                                            15,333                         14,816
2. Deposits                                                                        748,425                        731,084
1) Due from financial institutions for customers' accounts                -                            100
<1> Customers' deposits-futures and options transaction in                -                            100
the KOFEX
2) Reserve for claims of customers deposits (trust)                 715,048                        707,642
<1> Customers' deposits                                             457,941                        509,326
<2> Customers' deposits-futures and options transaction in          257,107                        198,316
the KOFEX
3) Guarantee trading deposits for futures and options                33,377                         23,342
<1> Proprietary trading                                                   -                             29
<2> Brokerage                                                        33,377                         23,313
3.  Short-term securities                                                          842,082                        550,580
1) Short-term trading securities                                    830,763                        539,335
<1> Stock                                                            82,481                         28,245
<2> Government and public bonds                                     701,209                        442,974
<3> Corporate bonds                                                  31,172                         44,265
<4> Beneficiary certificates                                         15,869                         23,754
Unsold beneficiary certificates                                      15,869                         17,591
Other beneficiary certificates                                            -                          6,163
<5> Securities in foreign currency                                       32                             97
Stock in foreign currency                                                32                             97
2) Available-for-sale securities                                     11,319                         11,245
<1>  Others                                                          11,319                         11,245
4. Hybrid securities                                                               343,799                        238,732
1) Equity linked securities                                         343,799                        238,732
5. Option purchased                                                                    124                              -
6. Loans                                                                           129,362                        240,972
1) Call loans                                                           200                        110,000
2) Broker's loans                                                   129,142                        130,945
<1> Margin to customers                                               5,188                          6,515
<2> Delayed margin                                                        2                              1
<3> Loans guaranteed by securities                                  123,952                        124,429
3) Short-term loans                                                      10                             17
<1> Others                                                               10                             17
4) Other loans                                                           10                             10
7. Other current assets                                                             77,018                        129,594
1) Receivables                                                       32,245                         57,313
<1> Receivables on stocks                                            20,692                         41,614
<2> Receivables on futures and options                                1,438                          1,413
<3> Others                                                           10,115                         14,286
2) Accrued income                                                    10,393                         10,947
<1> Accrued commissions                                               2,434                          2,832
<2> Accrued dividends                                                 1,328                          3,655
<3> Accrued interest receivables                                      5,449                          3,622
<4> Accrued interest on margin)                                          50                             48

<5> Others                                                            1,132                            790
3) Advance payments                                                   8,784                         18,336
<1> Accrued interest on bonds                                         6,344                          4,873
<2> Others                                                            2,440                         13,463
4) Prepaid expenses                                                   1,296                          2,215
5) Prepaid income tax                                                 3,772                          4,129
6) Derivatives assets                                                16,137                         32,135
7) Others                                                             4,391                          4,519
8. Allowance for credit loss-current assets                                       (-)5,378                       (-)5,174
1) Allowance for fiduciary loans                                     (-)646                         (-)655
2) Allowance for receivables                                       (-)2,662                       (-)2,670
3) Allowance for accrued income                                    (-)2,060                       (-)1,839
4) Allowance for other current assets                                 (-)10                          (-)10
II. Non-Current Assets                                                             341,325                        337,660
1. Long-term securities                                                             47,383                         46,012
1) Available-for-sale securities                                     34,657                         34,132
<1> Stock                                                            19,770                         19,685
<2> Investment in partnerships                                       14,887                         14,447
2) Securities on equity method                                       12,726                         11,880
2. Investment assets                                                                81,120                         78,615
1) Long-term deposits                                                    58                             58
2) Long-term loans                                                   16,008                         16,211
3) Guarantee                                                         60,002                         57,288
<1> Leasehold rights                                                 14,945                         13,497
<2> Telex and telephone subscription rights                             528                            534
<3> Guarantee for rent                                               44,528                         43,256
<4> Surety guarantee                                                      1                              1
4) Others                                                             5,052                          5,058
3. Tangible fixed assets                                                           184,201                        182,234
(Accumulated depreciation)                                        (-)86,166                      (-)84,141
1) Land                                                              42,654                         42,142
2) Buildings                                                        161,571                        159,689
3) Vehicles                                                              34                             34
4) Furniture and equipments                                          66,099                         64,501
5) Others                                                                 9                              9
4. Other non-current assets                                                         28,621                         30,799
1) Advances for customers                                            18,148                         17,047
<1> Advances for payment on bonds guarantee                           6,427                          6,470
<2> Advances for payment on loss compensation                         5,794                          4,650
<3> Advances for payment others                                       5,927                          5,927
2) Collective fund for default loss                                   6,441                          6,356
<1> KSE                                                               3,266                          3,266
<2> KOSDAQ                                                            3,171                          3,087
<3> ECN                                                                   4                              3
3) Dishonored bonds                                                  10,917                         10,917
4) Intangible assets                                                 11,091                         11,848
<1> Software                                                         10,862                         11,589

<2> Others                                                              229                            259
5) Deferred income tax debits                                        10,419                         11,377
6) Allowance for credit loss-non-current assets                   (-)28,395                      (-)26,746
<1> Allowance for long-term loans                                    (-)762                         (-)710
<2> Allowance for advances                                        (-)17,778                      (-)16,147
<3> Allowance for dishonored bonds                                 (-)9,855                       (-)9,889
Total Assets                                                                     2,555,339                      2,251,449
Liabilities
I. Current Liabilities                                                           1,884,422                      1,432,026
1. Call money                                                                      127,500                              -
2. Short-term borrowings                                                                 -                         30,000
1) Others                                                                 -                         30,000
3. Bonds sold under reverse resale agreements                                      225,782                        175,394
4. Customers' deposits                                                             690,558                        665,469
1) Customers' deposits for brokerage                                423,539                        439,489
2) Customers' deposits for futures and options trading              252,790                        209,978
3) Customers' deposits for savings                                   14,015                         15,757
4) Others                                                               214                            245
5. Securities sold                                                                  20,220                         14,781
1) Stock                                                             12,280                          1,685
2) Others                                                             7,940                         13,096
6. Hybrid securities sold                                                          569,117                        466,373
1) Equity linked securities sold                                    550,484                        427,494
2) Securities on stock warrant sold                                  18,633                         38,879
7. Options sold                                                                         22                              -
8. Other current liabilities                                                       251,223                         80,009
1) Accrued dividends                                                    717                            717
2) Accounts payable                                                  10,473                            505
3) Accrued expenses                                                  35,403                         36,735
4) Guarantee deposits                                                 4,935                          5,070
<1> Deposits for opening margin accounts                              3,071                          3,150
<2> Deposits for margin loans                                         1,864                          1,920
5) Withholding income taxes                                           4,308                          8,271
6) Deposits for rent                                                 23,937                         24,219
7) Unearned income                                                       48                             15
8) Derivatives liabilities                                            7,604                            672
9) Current portion of debentures                                     30,000                              -
10) Current portion of subordinated debentures                      130,000                              -
11) Others                                                            3,798                          3,805
II. Long-Term Liabilities                                                            5,608                        163,252
1. Debentures                                                                        1,000                         31,000
2. Reserve for severance and retirement benefits                      9,238                          6,906
(National pension fund for severance and retirement                   (-)37                          (-)37
benefits)
(Retirement trust)                                                 (-)4,593          4,608        (-)4,617          2,252
3. Other long-term liabilities                                                           -                        130,000
1) Subordinated debentures                                                -                        130,000

Total Liabilities                                                                1,890,030                      1,595,278
Stockholders' Equity
I. Capital Stock                                                                   796,998                        796,998
1. Common stock                                                                    777,882                        777,882
2. Preferred stock                                                                  19,116                         19,116
II. Capital Surplus                                                                     15                             15
1. Gain on capital reduction                                                            15                             15
III. Retained Earnings                                                               8,413                         90,549
1. Reserve for loss on securities transactions                                           -                          9,894
<1> Reserve for trading losses                                            -                          3,359
<2> Reserve for accidental losses                                         -                          6,535
2. Inappropriate retained earnings carried over to                                   8,413                         80,655
subsequent period
(Net income for the quarter :
  Current Quarter : 8,413 million Won
  Prior FY : 80,655 million Won)
IV. Capital Adjustments                                                         (-)140,117                     (-)231,391
1. Discount on stock issuance                                                   (-)147,764                     (-)238,314
2. Treasury stock                                                                (-)14,584                      (-)14,584
3. Stock options                                                                    12,066                         11,787
4. Gain on valuation of available-for-sale securities                                6,174                          5,638
5. Gain on valuation of securities on equity method                                  3,991                          4,082
Total Stockholders' Equity                                                         665,309                        656,171
Total Liabilities and Stockholders' Equity                                       2,555,339                      2,251,449

[Footnote]                                                  (Unit : million Won)

                        DESCRIPTION                                                               5TH FY
----------------------------------------------------------                       -----------------------------------------
I. Securities in Custody                                                                                        12,802,320
1. Trustor securities in custody                                                 8,200,291
2. Saver securities in custody                                                      76,652
3. Beneficiary securities in custody                                             4,525,267
4. Others                                                                              110
II. Undistributed Reserve for Claims of Customers'
     Deposits(trust)                                                                                                 3,642

III. Derivatives Contracts                                                                                         111,364
1. Contracts on interest rates                                                                                      16,528
<1> Contracts on interest rate futures purchased                                         -
<2> Contracts on interest rate forward                                              16,528
2. Contracts on stock and stock index                                                                               94,836
<1> Contracts on stock and stock index futures                                      92,455
<2> Contracts on stock  and stock index options purchased                                -
<3> Contracts on stock and stock index swap                                          2,381
IV. Lending and Borrowing Securities                                                                                 2,687
1. Borrowing securities                                                                                              2,687
1) Stock                                                                             2,687
V. Receivable Charge-Offs                                                                                            1,756

                                                                                                   4TH FY
                        DESCRIPTION                                                                 AMOUNT
----------------------------------------------------------                         ---------------------------------------
Assets
I. Current Assets                                                                                                1,549,518
1. Cash and bank deposits                                                                                           91,116
1) Current deposits                                                                    642
2) Deposits in foreign currency                                                         49
3) Negotiable certificate of deposits                                                  989
4) Others                                                                           89,436
2. Deposits                                                                                                        699,934
1) Subscription deposits                                                             8,923
2) Reserve for claims of customers deposits                                        658,900
<1> Customers' deposits                                                            537,900
<2> Customers' deposits-futures and options transaction in
     the KSE                                                                       120,900
<3> Customers' deposits-futures and options transaction in
     the KOFEX                                                                         100
3) Due from financial institutions for customers' accounts                               -
<1> Customers' deposits                                                                  -
<2> Customers' deposits-futures and options transaction in
     the KOFEX                                                                           -
4) Reserve for performance of transaction                                            7,326
5) Guarantee trading deposits for futures and options                               24,785
<1> Proprietary trading                                                              1,585
<2> Brokerage                                                                       23,200
3. Short-term securities                                                                                           633,768
1) Short-term transaction securities                                               633,768
<1> Stock                                                                            2,371
<2> Government and public bonds                                                    292,289
<3> Corporate bonds                                                                 16,955
<4> Beneficiary certificates                                                       273,359
     Unsold beneficiary certificates                                               271,879
      Other beneficiary certificates                                                 1,480
<5> Negotiable commercial papers                                                    48,794
<6> Securities in foreign currency                                                       -
      Stock in foreign currency                                                          -
2) Available-for-sale securities                                                         -
<1> Others                                                                               -
4. Hybrid securities                                                                                                     -
1) Equity linked securities                                                              -
5. Option purchased                                                                                                    117
6. Loans                                                                                                            61,594
1) Call loans                                                                        5,000
2) Broker's loans                                                                   56,432
<1> Margin to customers                                                              5,457
<2> Delayed margin                                                                       -
<3> Loans guaranteed by securities                                                  50,975

3) Short-term loans                                                                     24
<1> Others                                                                              24
4) Other loans                                                                         138
7. Other current assets                                                                                             67,972
1) Receivables                                                                      49,363
<1> Fail to deliver                                                                 30,771
<2> Others                                                                          18,591
2) Accrued income                                                                    8,953
<1> Accrued commissions                                                              3,178
<2> Accrued dividends                                                                  213
<3> Accrued interest receivables                                                     1,880
<4> Accrued interest on margin                                                         155
<5> Others                                                                           3,527
    Advance payments                                                                 6,484
<1> Accrued interest on bonds                                                        4,754
<2> Others                                                                           1,730
4) Prepaid expenses                                                                    921
5) Prepaid income tax                                                                1,686
6) Derivatives assets                                                                    -
7) Others                                                                              565
8. Allowance for credit loss-current assets                                                                       (-)4,983
1) Allowance for fiduciary loans                                                    (-)282
2) Allowance for short-term loans                                                     (-)1
3) Allowance for receivables                                                      (-)3,544
4) Allowance for accrued income                                                   (-)1,142
5) Allowance for other current assets                                                (-)14
II. Non-Current Assets                                                                                             447,474
1. Long-term securities                                                                                             74,364
1) Available-for-sale securities                                                    64,686
<1> Stock                                                                           19,725
<2> Investment in partnerships                                                      35,170
<3> Corporate bonds                                                                  9,791
2) Securities on equity method                                                       9,678
2. Investment assets                                                                                                83,460
1) Long-term deposits                                                                   70
2) Long-term loans                                                                  17,225
3) Guarantee                                                                        59,955
<1> Leasehold rights                                                                12,062
<2> Telex and telephone subscription rights                                            595
<3> Guarantee for rent                                                              47,297
<4> Surety guarantee                                                                     1
4) Others                                                                            6,210
3. Tangible fixed assets                                                                                           205,993
Accumulated depreciation                                                        (-)135,618
1) Land                                                                             42,209
2) Buildings                                                                       159,598
3) Vehicles                                                                            113

4) Furniture and equipments                                                        139,682
5) Others                                                                                9
4. Other non-current assets                                                                                         83,657
1) Advances for customers                                                           62,032
<1> Advances for payment on bonds guarantee                                         49,582
<2> Advances for payment on loss compensation                                        3,516
<3> Advances for payment others                                                      7,020
<4> Others                                                                           1,914
2) Collective fund for default loss                                                  5,631
<1> KSE                                                                              3,204
<2> KOSDAQ                                                                           2,425
<3> ECN                                                                                  2
3) Dishonored bonds                                                                 11,928
4) intangible assets                                                                10,639
<1> Software                                                                        10,109
<2> Others                                                                             530
5) Deferred income tax debits                                                       27,461
6) Allowance for credit loss-non-current assets                                  (-)32,871
<1> Allowance for long-term loans                                                 (-)1,069
<2> Allowance for private placement bonds                                         (-)3,224
<3> Allowance for advances                                                       (-)18,609
<4> Allowance for dishonored bonds                                                (-)9,969
7) Present value discount account                                                 (-)1,163
Total Assets                                                                                                     1,996,992
Liabilities
I. Current Liabilities                                                                                           1,265,924
1. Call money                                                                                                      135,000
2. Short-term borrowings                                                                                           177,200
1) Bank borrowings                                                                  20,000
2) Borrowings from KSFC                                                            157,200
3) Others                                                                                -
3. Bonds sold under reverse resale agreement                                                                       151,723
4. Customers' deposits                                                                                             717,436
1) Customers' deposits for brokerage                                               548,790
2) Customers' deposits for futures and options trading                             133,629
<1> KSE                                                                            133,604
<2> KOFEX                                                                               25
3) Customers' deposits for subscriptions                                             8,929
4) Customers' deposits for savings                                                  25,826
5) Others                                                                              262
5. Securities sold                                                                                                   4,968
1) Stock                                                                             4,968
2) Others                                                                                -
6. Hybrid securities sold                                                                                                -
1) Equity linked securities                                                              -
2) Securities on stock warrant                                                           -
7. Other current liabilities                                                                                        79,597

1) Accrued dividends                                                                   717
2) Accounts payable                                                                  1,058
3) Accrued expenses                                                                 25,292
4) Guarantee deposits                                                                4,049
<1> Deposits for opening margin accounts                                             3,459
<2> Deposits for margin loans                                                          590
5) Withholding income taxes                                                          9,708
6) Deposits for rent                                                                22,072
7) Unearned income                                                                     297
8) Derivatives liabilities                                                               -
9) Others                                                                           16,404
II. Long-term Liabilities                                                                                          163,418
1. Debentures                                                                                                       30,000
2. Reserve for severance and retirement benefits                                     9,295
      (National pension fund for severance and retirement
        benefits)                                                                    (-)39
      (Retirement trust)                                                          (-)5,838                           3,418
3. Other long-term liabilities                                                                                     130,000
1) Subordinated debentures                                                         130,000
Total Liabilities                                                                                                1,429,342
Stockholders' Equity
I. Capital Stock                                                                                                   796,998
1. Common stock                                                                                                    777,882
2. Preferred stock                                                                                                  19,116
II. Capital Surplus                                                                                                     15
1. Gain on capital reduction                                                                                            15
III. Retained Earnings                                                                                              30,667
1. Reserve for loss on securities transactions                                                                      19,789
<1> Reserve for trading losses                                                       6,718
<2> Reserve for accidental losses                                                   13,071
2. Inappropriate retained earnings carried over to
subsequent period)                                                                                                  10,878
(Net income
   Current period: 80,655 million Won
   Prior period: 10,878 million Won)
IV. Capital Adjustments                                                                                         (-)260,030
1. Discount on stock issuance                                                                                   (-)259,087
2. Treasury stock                                                                                                (-)14,584
3. Stock options                                                                                                    10,377
4. Gain on valuation of available-for-sale securities                                                             (-)1,014
5. Gain on valuation of securities on equity method                                                                  4,278
Total Stockholders' Equity                                                                                         567,650
Total Liabilities and Stockholders' Equity                                                                       1,996,992

[Footnote]                                                  (Unit : million Won)

                        DESCRIPTION                                                                 4TH FY
-----------------------------------------------------------                         --------------------------------------
I. Securities in Custody                                                                                         9,364,527
1. Trustor securities in custody                                                    5,438,883
2. Saver securities in custody                                                         90,916

3. Beneficiary securities in custody                                                3,834,670
4. Others                                                                                  58
II. Undistributed Reserve for Claims of Customers' Deposits
    (trust)                                                                                                              -
III. Derivatives Contracts                                                                                          29,872
1. Contracts on interest rates                                                                                      27,207
<1> Contracts on interest rate futures purchased                                       27,207
<2> Contracts on interest rate forward                                                      -
2. Contracts on stock and stock index                                                                                2,665
<1> Contracts on stock and stock index futures                                          2,548
<2> Contracts on stock and stock index options purchased                                  117
<3> Contracts on stock and stock index swap                                                 -
IV. Lending and Borrowing Securities                                                                                 1,420
1. Borrowing securities                                                                                              1,420
1) Stock                                                                                1,420
V. Receivable Charge-offs                                                                                            7,543

B. Statement of Income

                               Statement of Income

          The 1st Quarter of the 6th FY (April 1, 2004 ~ June 30, 2004) The 1st Quarter of the 5th FY (April 1, 2003 ~ June 30, 2003)
                   The 5th FY (April 1, 2003 ~ March 31, 2004)
                   The 4th FY (April 1, 2002 ~ March 31, 2003)

                                                            (Unit : million Won)

                                                                  1ST QUARTER OF THE 6TH FY      1ST QUARTER OF THE 5TH FY
                       DESCRIPTION                                          AMOUNT                        AMOUNT
------------------------------------------------------            -------------------------      -------------------------
I. Operating Revenue                                                                208,309                        166,164
1. Commissions received                                            63,814                           74,369
1) Brokerage commissions                                           54,589                           64,878
<1> KSE                                                            40,591                           43,303
<2> KOSDAQ                                                         13,914                           21,514
<3> KOFEX                                                              20                                7
<4> Bond transaction (OTC)                                              1                                -
<5> ECN                                                                56                               49
<6> Others                                                              7                                5
2) Underwriting commissions                                           690                            2,424
3) Brokerage commissions on beneficiary certificates                2,474                            3,367
4) Management fee on wrap account and asset management                  8                                -
5) Sales commissions on hybrid securities sold                      5,220                            2,598
<1> Equity linked securities sold                                   4,480                            2,207
<2> Securities on stock warrant sold                                  740                              391
6) Others                                                             833                            1,102
2. Interest income                                                 17,886                           16,022
1) Interest on margin loans                                           139                              157
2) Interest on loans                                                2,567                            1,356

3) Interest on bonds                                                6,703                            5,897
4) Interest on negotiable commercial papers                             -                              612
5) Interest on deposits with KSFC                                   5,173                            4,520
6) Interest on certificate of deposits                                339                               11
7) Interest on deposits                                                 -                               45
8) Interest on call loans                                             333                              272
9) Interest on bonds purchased under repurchase agreements              -                                -
10) Gain on transactions of certificate of deposits                    41                               45
11) Interest on advances for customers                                  -                              173
12) Interest on bank deposits                                         264                              481
13) Interest on receivables                                         1,515                            1,988
14) Others                                                            812                              465
3. Dividends income                                                 1,109                            2,256
4. Distribution income                                                155                            1,089
5. Gain on sales of trading securities                              6,526                           20,560
1) Gain on sales of stocks                                          3,153                           16,070
2) Gain on sales of bonds                                           2,436                            2,248
3) Gain on sales of beneficiary certificates                           50                              123
4) Gain on sales of negotiable commercial papers                      231                              286
5) Gain on redemption of trading securities                            39                            1,833
6) Others                                                             617                                -
6. Gain on valuation of trading securities                          1,792                            1,767
1) Gain on valuation of stocks                                        577                              320
2) Gain on valuation of bonds                                         405                              417
3) Gain on valuation of beneficiary certificates                      810                            1,030
7. Gain on transactions of hybrid securities                          231                            6,769
1) Gain on valuation of hybrid securities                             231                            6,768
<1> Gain on valuation of equity linked securities                     231                            3,716
<2> Gain on valuation of securities on stock warrant                    -                            3,052
2) Gain on redemption of hybrid securities                              -                                1
<1> Gain on redemption of equity linked securities                      -                                1
8. Gain on valuation of trading securities sold                       806                                4
9. Gain on transactions of hybrid securities sold                  66,996                            3,032
1) Gain on valuation of hybrid securities sold                     60,706                            3,030
<1> Gain on valuation of equity linked securities sold             52,351                            2,986
<2> Gain on valuation of securities on stock warrant sold           8,355                               44
2) Gain on redemption of hybrid securities sold                     6,290                                2
<1> Gain on redemption of equity linked securities sold               363                                2
<2> Gain on redemption of securities on stock warrant sold          5,927                                -
10. Gain on valuation of reserve for claims of
     customer's deposits                                            2,549                            2,318
11. Gain on derivatives transactions                               46,445                           37,978
1) Gain on futures transactions                                    26,141                           24,140
<1> Gain on sales of futures                                       25,310                           24,106

<2> Gain on settlement of futures                                     831                               34
2) Gain on exchange trading options transactions                   13,358                           13,331
<1> Gain on sales of options                                       13,340                           13,004
<2> Gain on valuation of options                                       18                              327
3) Gain on OTC derivatives transactions                             6,946                              507
<1> Gain on sales of OTC derivatives                                4,681                                -
<2> Gain on valuation of OTC derivatives                            2,265                              507
II. Operating Expenses                                                              199,846                        144,905
1. Commissions expenses                                            13,226                           11,122
1) Trading commissions                                              7,313                            6,620
2) Investment consultant fees                                       2,262                            2,099
3) Other commissions                                                3,651                            2,403
2. Interest expenses                                                7,010                            9,559
1) Interest on borrowings from KSFC                                    10                              913
2) Interest on bank borrowings                                         55                              468
3) Interest on customers' deposits                                  2,020                            2,350
4) Interest on bonds sold under repurchase agreements               1,974                            2,045
5) Loss on transactions of certificate of deposits                      -                                -
6) Interest on call money                                             213                            1,072
7) Interest on debentures                                           2,509                            2,516
8) Others                                                             229                              195
3. Loss on sales of trading securities                             14,797                           15,063
1) Loss on sales of stocks                                         11,928                           13,018
2) Loss on sales of bonds                                           1,635                            1,320
3) Loss on sales of beneficiary certificates                          850                               82
4) Loss on sales of negotiable commercial papers                        5                              166
5) Loss on redemption of trading securities                            54                              474
6) Others                                                             325                                3
4. Loss on valuation of trading securities                          5,734                            2,706
1) Loss on valuation of stocks                                      4,628                              134
2) Loss on valuation of bonds                                         645                              612
3) Loss on valuation of beneficiary certificates                      461                            1,960
5. Loss on transaction of hybrid securities                        37,840                               30
1) Loss on sales of hybrid securities                                  54                                -
<1> Loss on sales of equity linked securities                          54                                -
2) Loss on valuation of hybrid securities                          37,786                               30
<1> Loss on valuation of equity linked  securities                 37,786                               25
<2> Loss on valuation of securities on stock warrant                    -                                5
6. Loss on valuation of trading securities sold                       302                              106
7. Loss on transaction of hybrid securities sold                   11,084                            3,693
1) Loss on valuation of hybrid securities sold                      5,785                            3,693
<1> Loss on valuation of equity linked securities sold              1,848                              641
<2> Loss on valuation of securities on stock warrant sold           3,937                            3,052
2) Loss on redemption of hybrid securities sold                     5,299                                -

<1> Loss on redemption of equity linked securities sold               940                                -
<2> Loss on redemption of securities on stock warrant sold          4,359                                -
8. Loss on derivatives transactions                                44,812                           33,589
1) Loss on futures transactions                                    21,092                           22,144
<1> Loss on sales of futures                                       19,767                           22,144
<2> Loss on settlement of futures                                   1,325                                -
2) Loss on exchange trading options transactions                    8,654                           11,363
<1> Loss on sales of options                                        8,580                           10,926
<2> Loss on valuation of options                                       74                              437
3) Loss on OTC derivatives transactions                            15,066                               82
<1> Loss on sales of OTC derivatives                                4,466                                -
<2> Loss on valuation of OTC derivatives                           10,600                               82
9. General and administrative expenses                             65,041                           69,037
1) Salary                                                          28,611                           29,488
2) Severance pay                                                    2,499                            3,003
3) Other benefits for employees                                     6,039                            7,432
4) Computer system operation expenses                               8,663                            3,119
5) Rental expenses                                                  1,577                            1,511
6) Miscellaneous commissions                                          873                              689
7) Entertainment expenses                                             765                              650
8) Advertising expenses                                             3,152                            5,283
9) Depreciation                                                     2,428                            5,849
10) Research and study expenses                                       597                              670
11) Training expenses                                                 160                              232
12) Credit loss expenses                                            2,099                              416
13) Amortization of intangible assets                               1,335                            1,408
14) Tax and dues                                                    1,795                            3,973
15) Others                                                          4,448                            5,314
III. Operating Income                                                                 8,463                         21,259
IV. Non-Operating Income                                                              4,110                         39,113
1. Gain on disposition of tangible assets                               2                           28,510
2. Rental income                                                    1,489                            1,745
3. Gain on disposition of available-for-sale securities                 -                               62
4. Reversal of impairment loss on available-for-sale
    securities                                                      1,638                                -
5. Gain on equity method valuation                                    937                              195
6. Gain on foreign currency transactions                                -                               10
7. Gain on foreign exchanges translation                                1                                -
8. Others                                                              43                            8,591
V. Non-Operating Expenses                                                             2,455                          7,794
1. Loss on disposition of tangible assets                               6                              728
2. Impairment loss on available-for-sale securities                 1,337                                -
3. Loss on foreign currency transactions                              163                               10
4. Loss on foreign exchanges translation                               17                                2
5. Donations                                                           64                               44
6. Others                                                             868                            7,010

VI. Ordinary Income                                                                  10,118                         52,578
VII. Extraordinary Gain                                                                   -                              -
VIII. Extraordinary Loss                                                                  -                              -
IX. Net Income before Income Tax Expenses                               -            10,118              -          52,578
X. Income Tax Expenses                                                  -             1,705              -           8,224
XI. Net Income for the Quarter                                          -             8,413              -          44,354
(Quarterly net earnings per share :
   Current Quarter : 54 Won
   Prior Quarter : 285 Won

Diluted quarterly net earnings per share :
   Current Quarter : 54 Won
   Prior Quarter : 285 Won)

                                                           (Unit : million Won )

                                                                          5TH FY                          4TH FY
                       DESCRIPTION                                        AMOUNT                          AMOUNT
---------------------------------------------------------         ----------------------         -------------------------
I. Operating Revenue                                                             685,477                           624,682
1. Commissions received                                           278,018                        248,189
1) Brokerage commissions                                          236,080                        210,095
<1> KSE                                                           166,082                        156,118
<2> KOSDAQ                                                         69,662                         53,763
<3> KOFEX                                                              46                              6
<4> Bond transaction (OTC)                                              -                              3
<5> ECN                                                               259                            170
<6> Others                                                             31                             35
2) Underwriting commissions                                         9,294                          6,824
3) Brokerage commissions on beneficiary certificates               13,657                         24,248
4) Brokerage commissions on negotiable commercial papers                1                             83
5) Management fee on wrap account and asset management                  5                             22
6) Others                                                          18,981                          6,917
2. Interest income                                                 75,130                         60,713
1) Interest on margin loans                                           669                            990
2) Interest on loans                                                8,128                          4,773
3) Interest on bonds                                               28,311                         11,665
4) Interest on negotiable commercial papers                           800                          1,584
5) Interest on deposits with KSFC                                  23,241                         24,686
6) Interest on certificate of deposits                                 29                            629
7) Interest on deposits                                             1,915                          3,778
8) Interest on call loans                                           1,227                            338
9) Gain on transactions of certificate of deposits                    168                            239
10) Interest on advances for customers                                290                          1,825
11) Others                                                         10,352                         10,206
3. Dividends income                                                 8,156                          1,634
4. Distribution income                                              2,016                          5,076
5. Gain on sales of trading securities                             82,821                         44,193
1) Gain on sales of stocks                                         62,759                         28,876
2) Gain on sales of stocks warrants                                   145                              -

3) Gain on sales of bonds                                           9,294                          8,150
4) Gain on sales of beneficiary certificates                        3,365                          4,531
5) Gain on sales of negotiable commercial papers                    1,207                          1,653
6) Gain on redemption of trading securities                         5,137                            983
7) Others                                                             914                              -
6. Gain on valuation of trading securities                          3,996                          1,001
1) Gain on valuation of stocks                                        385                              3
2) Gain on valuation of bonds                                       1,225                            727
3) Gain on valuation of beneficiary certificates                    2,386                            271
7. Gain on transactions of hybrid securities                       48,917                              -
1) Gain on sales of hybrid securities                                 882                              -
<1> Gain on sales of equity linked securities                         882                              -
2) Gain on valuation of hybrid securities                          48,035                              -
<1> Gain on valuation of equity linked securities                  48,035                              -
8. Gain on valuation of trading securities sold                       300                            240
9. Gain on transactions of hybrid securities sold                   5,869                              -
1) Gain on valuation of hybrid securities sold                      5,000                              -
<1> Gain on valuation of securities on stock warrant sold           5,000                              -
2) Gain on redemption of hybrid securities sold                       869                              -
<1> Gain on redemption of equity linked securities sold                10                              -
<2> Gain on redemption of securities on stock warrant sold            859                              -
10. Gain on valuation of reserve for claims of
     customer's deposits                                            3,643                              -
11. Gain on derivatives transactions                              176,611                        252,993
1) Gain on futures transactions                                    92,925                        120,056
<1> Gain on sales of futures                                       91,334                        120,055
<2> Gain on settlement of futures                                   1,591                              1
2) Gain on exchange trading options transactions                   61,456                        130,184
<1> Gain on sales of options                                       61,456                        130,177
<2> Gain on valuation of options                                        -                              7
3) Gain on OTC derivatives transactions                            22,230                          2,753
<1> Gain on sales of OTC derivatives                                8,579                          2,753
<2> Gain on valuation of OTC derivatives                           13,651                              -
12. Others                                                              -                         10,643
1) Reversal of allowance for credit losses                              -                         10,600
2) Others                                                               -                             43
II. Operating Expenses                                                           631,497                           626,046
1. Commissions expenses                                            43,616                         34,959
1) Trading commissions                                             22,401                         12,368
2) Investment consultant fees                                       7,699                          8,943
3) Other commissions                                               13,516                         13,648
2. Interest expenses                                               33,402                         26,177
1) Interest on borrowings from KSFC                                 1,688                          3,332
2) Interest on bank borrowings                                        699                          1,195
3) Interest on customers' deposits                                  8,347                          7,537

4) Interest on bonds sold under repurchase agreement                9,203                          2,185
5) Interest on call money                                           1,758                          2,906
6) Interest on debentures                                          10,203                          8,947
7) Others                                                           1,504                             75
3. Loss on sales of trading securities                             62,054                         54,996
1) Loss on sales of stocks                                         45,069                         42,030
2) Loss on sales of bonds                                          13,813                          5,858
3) Loss on sales of beneficiary certificates                          213                          2,673
4) Loss on sales of negotiable commercial                             194                            125
5) Loss on redemption of trading securities                         2,622                          4,310
6) Others                                                             143                              -
4. Loss on valuation of trading securities                          4,948                          6,030
1) Loss on valuation of stocks                                      1,501                            864
2) Loss on valuation of bonds                                       2,689                            333
3) Loss on valuation of beneficiary certificates                      758                          4,833
5. Loss on valuation of trading securities sold                       107                              4
6. Loss on transaction of hybrid securities sold                   80,611                              -
1) Loss on valuation of hybrid securities sold                     63,602                              -
<1> Loss on valuation of equity linked securities sold             49,981                              -
<2> Loss on valuation of securities on stock warrant sold          13,621                              -
2) Loss on redemption of hybrid securities sold                    17,009                              -
<1> Loss on redemption of equity linked securities                  8,156                              -
<2> Loss on redemption of securities on stock warrant sold          8,853                              -
7. Loss on derivatives transactions                               135,059                        228,559
1) Loss on sales of futures                                        83,006                        107,705
<1> Loss on sales of futures                                       82,989                        107,625
<2> Loss on settlement of futures                                      17                             80
2) Loss on exchange trading options transactions                   48,395                        118,293
<1> Loss on sales of options                                       48,395                        118,293
3) Loss on OTC derivatives transactions                             3,658                          2,561
<1> Loss on sales of OTC derivatives                                1,254                          2,561
<2> Loss on valuation of OTC derivatives                            2,404                              -
8. General and administrative expenses                            271,700                        275,321
1) Salary                                                         117,055                        117,386
2) Severance pay                                                    9,984                         23,833
3) Other benefits for employees                                    24,573                         21,998
4) Computer system operation expenses                              26,556                         15,238
5) Rental expenses                                                  6,237                          6,575
6) Miscellaneous commissions                                        3,847                          4,171
7) Entertainment expenses                                           3,397                          3,685
8) Advertising expenses                                            17,732                         19,064
9) Depreciation                                                    13,849                         24,075

10) Research and study expenses                                     2,869                          3,734
11) Training expenses                                               1,075                            779
12) Credit loss expenses                                            3,774                              -
13) Amortization of intangible assets                               5,630                          4,417
14) Tax and dues                                                   14,468                         11,120
15) Others                                                         20,654                         19,246
III. Operating Income(Loss)                                                       53,980                          (-)1,364
IV. Non-Operating Income                                                          53,040                            27,125
1. Gain on disposition of tangible assets                          28,521                             94
2. Rental income                                                    6,087                          7,940
3. Gain on disposition of available-for-sale securities             7,016                         17,245
4. Gain on foreign currency transactions                              592                              7
5. Gain on foreign exchange translation                               123                              1
6. Others                                                          10,701                          1,838
V. Non-Operating Expenses                                                         10,279                            20,223
1. Loss on disposition of tangible assets                           1,158                            207
2. Loss on disposition of available-for-sale securities                 -                         10,795
3. Impaired loss on available-for-sale securities                       1                          1,437
4. Loss on valuation of stabilization fund for stock
    market                                                              -                          4,959
5. Loss on valuation using equity method of accounting                772                          1,413
6. Loss on foreign currency transactions                              104                            248
7. Loss on foreign exchanges translation                               32                              -
8. Donations                                                          336                            386
9. Others                                                           7,876                            778
VI. Ordinary Income                                                               96,741                             5,538
VII. Extraordinary Gain                                                                -                                 -
VIII. Extraordinary Loss                                                               2                                 -
1. Casualty losses                                                      2                              -
IX. Net Income before Income Tax Expenses                                         96,739                             5,538
X. Income Tax Expenses                                                            16,084                          (-)5,340
XI. Net Income                                                                    80,655                            10,878
(Ordinary income per share:
  Current period: 518 Won  Prior period: 68 Won

Earnings per share

  Current period: 518 Won  Prior period: 68 Won)

C. Statement of Appropriation of Retained Earnings or Statement of Disposition of Deficit

                Statement of Appropriation of Retained Earnings

              The 5th Fiscal Year (April 1, 2003 ~ March 31, 2004) The 4th Fiscal Year (April 1, 2002 ~ March 31, 2003) The 3rd Fiscal Year (April 1, 2001 ~ March 31, 2002)

                                                            (Unit : million Won)

                                                                             5TH FY                         4TH FY
                       DESCRIPTION                                           AMOUNT                         AMOUNT
-------------------------------------------------------              ----------------------         ----------------------
I. Retained Earnings before Appropriation                                 -          80,655              -          10,879
   1. Inappropriate retained earnings carried over from
       prior year                                                         -               -              -               -
   2. Net income for the year                                        80,655               -         10,879               -
II Transfers from Voluntary Reserves                                      -           9,894              -           9,894
   1. Reserve for trading losses                                      3,359               -          3,359               -
   2. Reserve for accidental losses                                   6,535               -          6,535               -
III. Appropriation of Retained Earnings                                   -          90,549              -          20,773
   1. Amortization of discount on stock issuance                     90,549               -         20,773               -
IV.  Inappropriate Retained Earnings to be carried
      over to Subsequent Year                                             -               -              -               -

                                                                                                   3RD FY
                       DESCRIPTION                                                                 AMOUNT
--------------------------------------------------------                            -------------------------------------
I. Retained Earnings before Appropriation                                                -                         51,106
   1.  Inappropriate retained earnings carried over from
        prior year                                                                       -                              -
   2. Net income for the year                                                       51,106                              -
II. Transfers from Voluntary Reserves                                                    -                          9,894

   1. Reserve for trading losses                                                     3,359                              -
   2. Reserve for accidental losses                                                  6,535                              -
III. Appropriation of Retained Earnings                                                  -                         61,000
   1. Amortization of discount on stock issuance                                    61,000                              -
IV.  Inappropriate Retained Earnings to be carried over
      to Subsequent Year                                                                 -                              -

D. Cash Flow Statement

                               Cash Flow Statement

     The 1st quarter of the 6th Fiscal Year (April 1, 2004 ~ June 30, 2004) The 1st quarter of the 5th Fiscal Year (April 1, 2003 ~ June 30, 2003)
              The 5th Fiscal Year (April 1, 2003 ~ March 31, 2004)
              The 4th Fiscal Year (April 1, 2002 ~ March 31, 2003)

Company Name : Good Morning Shinhan Securities Co., Ltd.    (Unit : million Won)

                                                              1ST QUARTER OF THE 6TH FY         1ST QUARTER OF THE 5TH FY
                    DESCRIPTION                                         AMOUNT                             AMOUNT
----------------------------------------------------          --------------------------        -------------------------
I. Cash Flows from Operating Activities                                       (-)268,153                           40,589
1. Net income                                                     8,413                             44,354
2. Addition expense not involving cash outflows                  70,193                             18,846
1) Loss on valuation of trading securities                        5,734                              2,706
2) Loss on valuation of hybrid securities                        37,786                                 30
3) Loss on valuation of options                                       -                                437
4) Loss on OTC derivatives transactions                          10,600                                 82
5) Credit loss expenses                                           2,099                                416
6) Loss on disposition of available-for-sale securities               -                                  -
7) Impairment loss on available-for-sale securities               1,337                                  -
8) Loss on valuation using equity method of accounting                -                                  -
9) Other operating expenses                                           -                                  -
10) Loss on disposition of tangible assets                            6                                728

11) Depreciation                                                  2,428                              5,849
12) Amortization of intangible assets                             1,335                              1,408
13) Loss on valuation of trading securities sold                    302                                106
14) Loss on valuation of hybrid securities sold                   5,785                              3,693
15) Severance pay                                                 2,499                              3,003
16) Loss on foreign exchanges transactions                            -                                  -
17) Other general and administrative expenses                       280                                389
18) Other non-operating expenses                                      2                                  -
3. Deduction of revenues not involving cash inflows           (-)68,413                          (-)52,184
1) Gain on valuation of reserve for claims of
    customer's deposits                                                                              2,318
2) Gain on valuation of trading securities                        1,793                              1,767
3) Gain on valuation of hybrid securities                           231                              6,768
4) Gain on valuation of options                                       -                                327
5) Gain on valuation of OTC derivatives                           2,265                                507
6) Reversal of allowance for credit losses                            -                                  -
7) Gain on disposition of available-for-sale securities           1,638                                 62
8) Reversal of impaired loss on available-for-sale
    securities                                                        -                                  -
9) Gain on equity method valuation                                  937                                195
10) Other non-operating income                                        -                              8,524
11) Gain on disposition of tangible assets                            2                             28,510
12) Interest income                                                  35                                173
13) Gain on valuation of trading securities sold                    806                                  4
14) Gain on valuation of hybrid securities sold                  60,706                              3,029
15) Gain on foreign currency translations                             1                                  -
4. Change in assets and liabilities resulting from
    operations                                               (-)278,347                          (-)51,605
1) Decrease(Increase) in Short-term trading securities       (-)295,370                          (-)64,334
2) Decrease(Increase) in Option purchased                             -
3) Decrease(Increase) in Accrued income                             553                             (-)977

4) Decrease(Increase) in Receivables                                  -                                  -
5) Decrease(Increase) in Advance payments                         9,551                                184
6) Decrease(Increase) in Prepaid expenses                           919                             (-)888
7) Decrease(Increase) in Prepaid income tax                         358                                629
8) Decrease(Increase) in Derivatives assets                           -                                  -
9) Decrease(Increase) in Other current assets                       128                             (-)291
10) Decrease(Increase) in Deferred income tax debits                959                              8,224
11) Increase(Decrease) in Securities sold                             -                                  -
12) Increase(Decrease) in Hybrid securities sold                      -                                  -
13) Increase(Decrease) in Accounts payable                        9,969                             (-)882
14) Increase(Decrease) in Accrued expenses                     (-)1,332                              7,702
15) Increase(Decrease) in Withholding income taxes             (-)3,964                           (-)6,034
16) Increase(Decrease) in Unearned income                            32                                427
17) Increase(Decrease) in Derivatives liabilities                     -                                  -
18) Increase(Decrease) in Other current liabilities                (-)8                              5,986
19) Payment of Severance benefits                                (-)166                             (-)231
20) Decrease(Increase) in National pension fund for
     severance and retirement benefits                                -                                  -
21) Decrease(Increase) in Retirement trust                           24                                138
II. Cash Flows from investing activities                                          96,214                          182,555
1. Cash inflows from investing activities                     6,161,243                          6,227,257
1) Decrease in Negotiable certificate of deposits                     -                                 11
2) Decrease in Other deposits                                         -                              8,050
3) Decrease in Hybrid securities                                      -                                 30
4) Decrease in Option purchased                                       -                            608,388
5) Decrease in Call loans                                     1,933,400                                  -
6) Decrease in Broker's loans                                     1,803                            213,832
7) Collection of Short-term loans                                   399                                620
8) Disposition of Available-for-sale securities                   4,303                             25,451
9) Decrease in Securities on equity method                            -                                294
10) Decrease in Long-term deposits                                    -                                  -
11) Decrease in Long-term loans                                   1,172                              1,274

12) Decrease in Guarantee                                         1,976                              6,876
13) Decrease in Other investment assets                               6                              1,734
14) Disposition of Tangible fixed assets                              3                             46,508
15) Disposition of Intangible assets                                  -                              1,038
16) Decrease in Receivables                                   4,037,755                            128,664
17) Decrease in Derivatives assets                                7,664                             13,296
18) Decrease in Deposits                                              -                             73,865
19) Decrease in Collective fund for default loss                      -                                  -
20) Decrease in Other loans                                           -                                513
21) Decrease in Receivable(Fail to deliver)                           -                          4,269,222
22) Decrease in Advances for customers                                -                             49,675
23) Decrease in Dishonored bonds                                      -                                541
24) Increase in Securities sold                                   5,942                                  -
25) Increase in Hybrid securities sold                          157,666                            231,009
26) Increase in Options sold                                         22                            556,452
27) Increase in Guarantee deposits                                    -                             38,386
28) Increase in Derivatives liabilities                           6,932                                  -
29) Increase in Deposits for rent                                 2,201                              1,527
2. Cash outflows from investing activities                 (-)6,065,029                       (-)6,094,703
1) Increase in Negotiable certificate of deposits                49,025                                  -
2) Increase in Other deposits                                       517                                  -
3) Increase in Deposits                                          17,341                                  -
4) Increase in Call loans                                     1,823,600                                  -
5) Increase in Short-term loans                                     392                                608
6) Increase in Long-term deposits                                     -                                  -
7) Increase in Available-for-sale securities                         74                             17,480
8) Increase in Securities on equity method                        3,991                                  -
9) Increase in Long-term loans                                      969                                934
10) Increase in Guarantee                                         4,690                              2,591
11) Increase in Other investment assets                               -                                163
12) Acquisition of Tangible fixed assets                          4,402                              1,599
13) Increase in Collective fund for default loss                     84                                  -
14) Acquisition of Intangible assets                                581                              2,798

15) Decrease in Hybrid securities sold                                -                                100
16) Decrease in Options sold                                          -                            555,732
17) Increase in Other loans                                           -                                467
18) Increase in Receivables(Fail to deliver)                                                     4,284,465
19) Increase in Hybrid securities                               142,623                            158,570
20) Increase in Option purchased                                    124                            609,510
21) Increase in Broker's loans                                        -                            237,769
22) Increase in Receivables                                   4,012,696                            176,257
23) Increase in Derivatives assets                                                                  15,820
24) Increase in Advances for customers                            1,302                                387
25) Increase in Collective fund for default loss(KOSDAQ)                                               140
26) Increase in Dishonored bonds                                      -                                  -
27) Decrease in Guarantee deposits                                  136                             13,282
28) Decrease in Deposits for rent                                 2,482                                 43
29) Increase in Available-for-sale securities(short-term)             -                             15,987
III. Cash Flows from Financing Activities                                        172,978                          142,809
1. Cash inflows from financing activities                       202,978                            102,030
1) Increase in Call money                                       127,500                                  -
2) Increase in Short-term borrowings                                  -                                  -
3) Increase in Bonds sold under reverse resale agreements        50,388                            102,030
4) Increase in Customers' deposits                               25,090                                  -
5) Issuance of Debentures                                             -                                  -
6) Issuance of Subordinated debentures                                -                                  -
2. Cash outflows from financing activities                    (-)30,000                         (-)244,839
1) Decrease in Call money                                             -                             40,000
2) Decrease in short-term borrowings                             30,000                            107,200
3) Decrease in Bonds sold under reverse resale agreements             -                                  -
4) Decrease in Customers' deposits                                    -                             93,459

5) Decrease in Current portion of long-term liabilities               -                                  -
6) New Stock Issuance Costs                                           -                                  -
7) Acquisition of Treasury stock                                      -                                  -
8) Decrease in Securities sold                                        -                              4,180
IV. Increase(Decrease) in Cash (I+II+III)                                          1,039                           (-)844
V. Cash at Beginning of the Year                                                   2,919                            2,305
VI. Cash at End of the Year                                                        3,958                            1,461

                                                                        5TH FY                             4TH FY
                    DESCRIPTION                                         AMOUNT                             AMOUNT
-------------------------------------------------------        -------------------------            ---------------------
I. Cash Flows from Operating Activities                                          142,727                 -     (-)325,448
1. Net income                                                   80,655                              10,878
2. Addition of expense not involving cash outflows             107,664                              78,906
1) Loss on valuation of trading securities                       4,948                               6,030
2) Loss on OTC derivatives transactions                          2,404                                   -
3) Credit loss expenses                                          3,774                                   -
4) Loss on disposition of available-for-sale securities              -                              10,795
5) Impairment loss on available-for-sale securities                  1                               1,014
6) Loss on valuation using equity method of accounting             772                               1,413
7) Other operating expenses                                          2                               5,382
8) Loss on disposition of tangible assets                        1,158                                 207
9) Depreciation                                                 13,849                              24,075
10) Amortization of intangible assets                            5,630                               4,417
11) Loss on valuation of trading securities sold                   107                                   5
12) Loss on valuation of hybrid securities sold                 63,602                                   -
13) Severance pay                                                9,984                              23,833
14) Loss on foreign exchanges transactions                          24                                   -
15) Other general and administrative expenses                    1,409                               1,735
3. Deduction of revenues not involving cash inflows            119,144                              31,516
1) Gain on valuation of reserve for claims of
    customer's deposits                                          3,643                                   -

2) Gain on valuation of trading securities                       3,996                               1,001
3) Gain on valuation of hybrid securities                       48,035                                   -
4) Gain on valuation of options                                      -                                   7
5) Gain on valuation of OTC derivatives                         13,651                                   -
6) Reversal of allowance for credit losses                           -                              10,600
7) Gain on disposition of available-for-sale securities          7,016                              17,245
8) Other non-operating income                                    8,569                                   -
9) Gain on disposition of tangible assets                       28,521                                  94
10) Interest income                                                290                               2,329
11) Gain on valuation of trading securities sold                   300                                 240
12) Gain on valuation of hybrid securities sold                  5,000                                   -
13) Gain on foreign currency translations                          123                                   -
4. Change in assets and liabilities resulting from
    operations                                                  73,552                          (-)383,716
1) Decrease(Increase) in Short-term trading securities          93,581                          (-)292,681
2) Decrease(Increase) in Accrued income                       (-)1,994                               7,336
3) Decrease(Increase) in Advance payments                    (-)11,852                            (-)1,882
4) Decrease(Increase) in Prepaid expenses                     (-)1,294                              (-)147
5) Decrease(Increase) in Prepaid income tax                   (-)2,443                                 338
6) Decrease(Increase) in Other current assets                 (-)3,953                              (-)415
7) Decrease(Increase) in Deferred income tax debits             16,084                            (-)5,494
8) Increase(Decrease) in Accounts payable                       (-)553                           (-)23,699
9) Increase(Decrease) in Accrued expenses                       11,442                           (-)36,686
10) Increase(Decrease) in Withholding income taxes            (-)1,437                              (-)541
11) Increase(Decrease) in Unearned income                       (-)281                              (-)747
12) Increase(Decrease) in Other current liabilities          (-)12,598                            (-)1,934
13) Payment of Severance benefits                            (-)12,373                           (-)30,267
14) Decrease(Increase) in National pension fund                      2                                 633
for severance and retirement benefits
15) Decrease(Increase) in Retirement trust                       1,221                               2,470

II. Cash Flows from Investing Activities                                         167,383                          413,541
1. Cash inflows from investing activities                    7,300,255                           2,172,517
1) Decrease in Negotiable certificate of deposits                  989                              58,270
2) Decrease in Other deposits                                   62,739                              98,210
3) Decrease in Call loans                                    6,648,800                           1,662,500
4) Collection of Short-term loans                                1,267                               3,854
5) Disposition of Available-for-sale securities                 40,994                              54,835
6) Decrease in Long-term deposits                                   19                                 263
7) Decrease in Long-term loans                                   4,592                               3,994
8) Decrease in Guarantee                                        14,914                              43,122
9) Decrease in Other investment assets                           2,149                                 250
10) Disposition of Tangible fixed assets                        46,531                                 299
11) Disposition of Intangible assets                             1,090                                   -
12) Decrease in Deposits                                             -                                   2
13) Decrease in Collective fund for default loss                     -                             139,143
14) Decrease in Other loans                                        128                                   -
15) Decrease in Option purchased                                   117                                 531
16) Decrease in Receivable                                           -                              79,493
17) Decrease in Advances for customers                          48,888                               7,588
18) Decrease in Dishonored bonds                                     -                               6,536
19) Increase in Securities sold                                 10,006                               4,183
20) Increase in Hybrid securities sold                         407,772                                   -
21) Increase in Guarantee deposits                               1,022                                   -
22) Increase in Derivatives liabilities                            672                                   -
23) Increase in Deposits for rent                                7,566                               8,938
24) Cash inflows from merger                                         -                                 506
2. Cash outflows from investing activities                   7,132,872                           1,758,976
1) Increase in Call loans                                    6,753,800                           1,667,500
2) Increase in Short-term loans                                  1,261                               3,870
3) Increase in Long-term deposits                                    7                                   -
4) Increase in Available-for-sale securities                         -                               6,612
5) Increase in Securities on equity method                       3,167                                   -
6) Increase in Long-term loans                                   3,614                               5,591

7) Increase in Guarantee                                        12,247                              41,663
8) Increase in Other investment assets                             186                                   2
9) Acquisition of Tangible fixed assets                          9,257                              14,869
10) Increase in Collective fund for default loss                   725                                   -
11) Acquisition of Intangible assets                             7,292                               4,096
12) Increase in Deposits                                        27,508                                   -
13) Increase in Other loans                                          -                                 125
14) Increase in Hybrid securities                              190,696                                   -
15) Increase in Broker's loans                                  74,513                               6,876
16) Increase in Receivables                                      7,950                                   -
17) ) Increase in Derivatives assets                            20,888                                   -
18) Increase in Advances for customers                               -                               1,017
19) Increase in Dishonored bonds                                 3,097                                  80
20) Decrease in Guarantee deposits                                   -                               2,431
21) Decrease in Deposits for rent                                5,419                               3,399
22) Decrease in Options sold                                         -                                 845
23) Increase in Available-for-sale
     securities(short-term)                                     11,245                                   -
III. Cash Flows from Financing Activities                                     (-)309,496                        (-)91,397
1. Cash inflows from financing activities                   14,324,993                             412,377
1) Increase in Call money                                    5,704,000                             134,000
2) Increase in Short-term borrowings                         3,530,000                              53,328
3) Increase in Bonds sold under reverse resale
    agreements                                               5,089,993                              95,049
4) Issuance of Debentures                                        1,000                                   -
5) Issuance of Subordinated debentures                               -                             130,000
2. Cash outflows from financing activities                  14,634,489                             503,774
1) Decrease in Call money                                    5,839,000                                   -
2) Decrease in short-term borrowings                         3,677,200                                   -
3) Decrease in Bonds sold under reverse resale
    agreements                                               5,066,323                                   -
4) Decrease in Customers' deposits                              51,966                              90,521
5) Decrease in Current portion of long-term liabilities              -                              40,000

6) New Stock Issuance Costs                                          -                                  48
7) Acquisition of Treasury stock                                     -                             373,205
IV. Increase(Decrease) in Cash (I+II+III)                                            614                         (-)3,303
V. Cash at beginning of the Year                                                   2,305                            5,608
VI. Cash at End of the Year                                                        2,919                            2,305

4. CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Consolidated Financial Information

                                                            (Unit : million Won)

           CLASSIFICATION                    5TH FY         4TH FY            3RD FY            2ND FY            1ST FY
-----------------------------------        ---------      ---------         ---------         ---------         ---------
[Current Assets]                           1,924,379      1,559,572         1,268,826         1,044,782         1,472,621
- Cash and bank deposits                      37,856         98,972           263,298           319,931           376,746
- Deposits                                   731,084        699,934           677,234           437,738           569,943
- Short-term securities                      789,778        633,768           189,960           247,974           334,846
- Loans                                      240,972         61,594            47,523             4,645           133,232
- Other current assets                       129,863         70,171            93,013            36,552            71,755
- Allowance for credit loss-current
   assets                                     -5,174         -4,983            -2,202            -2,058           -13,901
[Non-current assets]                         326,261        438,121           383,204           371,634           442,181
- Long-term securities                        34,132         64,686            77,884            64,139           102,726
- Investment assets                           78,690         83,571            62,712            69,661            77,145
- Tangible fixed assets                      182,452        206,159           169,442           177,698           173,667
- Other non-current assets                    30,988         83,704            73,165            60,136            88,644
Total assets                               2,250,641      1,997,693         1,652,030         1,416,416         1,916,125
[Current liabilities]                      1,431,218      1,266,625           925,757           735,670         1,237,798
[Long-term liabilities]                      163,252        163,418            36,679            50,484           107,961
Total liabilities                          1,594,470      1,430,042           962,436           786,154         1,345,759
Minority Interest                                  -              -                 -                 -            14,926
[Capital stock]                              796,998        796,998           933,628           908,628           904,628
[Consolidated capital surplus]                    15             15                 -                 -                 -
[Consolidated retained earnings]              90,549          9,894            19,789            29,683            30,717
[Consolidated capital adjustments]          -231,391       -239,257          -263,823          -308,049          -379,926
Total stockholders' equity                   656,171        567,650           689,594           630,262           555,440

Operating revenue                            688,067        624,885           475,012           487,226           908,146
Operating income                              53,223         -3,196            22,313            63,258           203,638
Ordinary Income                               96,741          5,223            62,583            51,826           222,499
Net income                                    80,655         10,879            51,106            71,129           210,165
Consolidated net income                       80,655         10,879            51,106            71,129           210,420
No. of consolidated company

                                                   [- INDICATES NEGATIVE NUMBER]

B. Notice to Readers of Consolidated Financial Statements

      (1) Good Morning Shinhan Securities Co., Ltd. prepared the accompanying consolidated financial statements in compliance with the consolidated financial statements accounting rules. The auditor's opinions on the consolidated financial statements are as follows:

  CLASSIFICATION                   5TH FY                          4TH FY                         3RD FY
-----------------       -----------------------------   ----------------------------   ----------------------------
                        (APR. 1, 2003~MAR. 31, 2004)   (APR. 1, 2002~ MAR. 31, 2003)   (APR. 1,2001~ MAR. 31, 2002)
     Auditor            KPMG Samjong Accounting Corp.      Samil Accounting Corp.         Samil Accounting Corp.
Auditor's Opinion                Unqualified                    Unqualified                     Unqualified

      (2)   Thus, the information on the "Consolidated Balance Sheet" in Section
            (1) of C, and "Consolidated Statement of Income" is in compliance with the consolidated financial statements accounting rules.

      (3) Subsidiaries included in the Consolidated Financial Statements for the most recent 3 years.

                                                             NAME OF SUBSIDIARIES         NAME OF SUBSIDIARIES
                    NAME OF SUBSIDIARIES INCLUDED IN THE    ADDED TO CONSOLIDATED      EXCLUDED FROM CONSOLIDATED
CLASSIFICATION       CONSOLIDATED FINANCIAL STATEMENTS       FINANCIAL STATEMENTS         FINANCIAL STATEMENTS
--------------      ------------------------------------    ---------------------      --------------------------
    5th FY          -Good Morning Securities                            -              -
                     Europe Limited
                     -Good Morning Securities
                     USA Inc

    4th FY           -Good Morning Securities                           -              -Good Morning Investment
                     Europe Limited                                                    Trust Management Co., Ltd.
                     -Good Morning Securities
                     USA Inc

    3rd FY           -Good Morning Investment Trust                     -              -
                     Management Co., Ltd.
                     -Good Morning Securities
                     Europe Limited
                     -Good Morning Securities
                     USA Inc

C. Consolidated Financial Statements

   (1)   Consolidated Balance Sheet

                           Consolidated Balance Sheet

                   The 5th Fiscal Year (as of March 31, 2004)
                   The 4th Fiscal Year (as of March 31, 2003)
                   The 3rd Fiscal Year (as of March 31, 2002)

Good Morning Shinhan Securities Co., Ltd.    (Unit : million Won)

                                                                           5TH FY                         4TH FY
                       DESCRIPTION                                         AMOUNT                         AMOUNT
----------------------------------------------------------        ------------------------       ------------------------
Assets
I. Current Assets                                                                1,924,379                      1,559,572
1. Cash and bank deposits                                                           37,856                         98,971
1) Current deposits                                                     492                            642
2) Deposits in foreign currency                                       1,767                             49
3) Negotiable certificate of deposits                                     -                            989
4) Others                                                            35,597                         97,291
2. Deposits                                                                        731,084                        699,934
1) Subscription deposits                                                  -                          8,923
2) Reserve for claims of customers deposits                             100                        658,900
<1> Customers' deposits                                                   -                       (537,900)
<2> Customers' deposits-futures and options transaction in
     the KSE                                                              -                       (120,900)
<3> Customers' deposits-futures and options transaction in
     the KOFEX                                                         (100)                          (100)
3) Due from financial institutions for customers' accounts          707,642                              -
<1> Customers' deposits                                            (509,326)                             -
<2> Customers' deposits-futures and options transaction in
     the KOFEX                                                     (198,316)                             -
4) Reserve for performance of transaction                                 -                          7,326
5) Guarantee trading deposits for futures and options                23,342                         24,785

<1> Proprietary trading                                                (29)                        (1,585)
<2> Brokerage                                                      (23,313)                       (23,200)
3. Short-term securities                                                           551,046                        633,768
1) Short-term trading securities                                   539,801                        633,768
<1> Stock                                                          (28,711)                        (2,371)
<2> Government and public bonds                                   (442,974)                      (292,289)
<3> Corporate bonds                                                (44,265)                       (16,955)
<4> Beneficiary certificates                                       (23,754)                      (273,359)
      Unsold beneficiary certificates                              (17,591)                      (271,879)
      Other beneficiary certificates                                (6,163)                        (1,480)
<5> Negotiable commercial papers                                         -                        (48,794)
<6> Securities in foreign currency                                     (97)                             -
      Stock in foreign currency                                        (97)                             -
2) Available-for-sale securities                                    11,245                              -
<1> Others                                                         (11,245)                             -
4. Hybrid securities                                                               238,732                              -
1) Equity linked securities                                        238,732                              -
5. Option purchased                                                                      -                            117
6. Loans                                                                           240,972                         61,594
1) Call loans                                                      110,000                          5,000
2) Broker's loans                                                  130,945                         56,432
<1> Margin to customers                                             (6,515)                        (5,457)
<2> Delayed margin                                                      (1)                             -
<3> Loans guaranteed by securities                                (124,429)                       (50,975)
3) Short-term loans                                                     17                             24
<1> Others                                                             (17)                           (24)
4) Other loans                                                          10                            138
7. Other current assets                                                            129,863                         70,171
1) Receivables                                                      57,352                         49,363
<1> Fail to deliver                                                (33,587)                       (30,772)
<2> Others                                                         (23,765)                       (18,591)
2) Accrued income                                                   11,068                          8,752
<1> Accrued commissions                                             (2,953)                        (2,961)

<2> Accrued dividends                                               (3,655)                          (213)
<3> Accrued interest receivables                                    (3,622)                        (1,880)
<4> Accrued interest on margin                                         (48)                          (155)
<5> Others                                                            (790)                        (3,543)
3) Advance payments                                                 18,336                          6,484
<1> Accrued interest on bonds                                       (4,873)                        (4,754)
<2> Others                                                         (13,463)                        (1,730)
4) Prepaid expenses                                                  2,324                          1,054
5) Prepaid income tax                                                4,129                          3,952
6) Derivatives assets                                               32,135                              -
7) Others                                                            4,519                            566
8. Allowance for credit loss-current assets                                       (-)5,174                       (-)4,983
1) Allowance for fiduciary loans                                    (-)655                         (-)282
2) Allowance for short-term loans                                        -                           (-)1
3) Allowance for receivables                                      (-)2,670                       (-)3,544
4) Allowance for accrued income                                   (-)1,839                       (-)1,142
5) Allowance for other current assets                                (-)10                          (-)14
II. Non-Current Assets                                                             326,261                        438,121
1. Long-term securities                                                             34,132                         64,686
1) Available-for-sale securities                                    34,132                         64,686
<1> Stock                                                          (19,685)                       (19,725)
<2> Investment in partnerships                                     (14,447)                       (35,170)
<3> Corporate bonds                                                      -                         (9,791)
2. Investment assets                                                                78,690                         83,572
1) Long-term deposits                                                   58                             70
2) Long-term loans                                                  16,211                         17,225
3) Guarantee                                                        57,363                         60,067
<1> Leasehold rights                                               (13,497)                       (12,062)
<2> Telex and telephone subscription rights                           (534)                          (595)
<3> Guarantee for rent                                             (43,331)                       (47,409)
<4> Surety guarantee                                                    (1)                            (1)
4) Others                                                            5,058                          6,210
3. Tangible fixed assets                                                           182,452                        206,159

   (Accumulated depreciation)                                     (-)84,518                     (-)135,955
1) Land                                                              42,142                         42,209
2) Buildings                                                        159,689                        159,598
3) Vehicles                                                              34                            113
4) Furniture and equipments                                          65,096                        140,185
5) Others                                                                 9                              9
4. Other non-current assets                                                         30,988                         83,704
1) Advances for customers                                            17,047                         62,032
<1> Advances for payment on bonds guarantee                          (6,470)                       (49,582)
<2> Advances for payment on loss compensation                        (4,650)                        (3,516)
<3> Advances for payment others                                      (5,927)                        (7,020)
<4> Others                                                                -                         (1,914)
2) Collective fund for default loss                                   6,356                          5,631
<1> KSE                                                              (3,266)                        (3,204)
<2> KOSDAQ                                                           (3,087)                        (2,425)
<3> ECN                                                                  (3)                            (2)
3) Dishonored bonds                                                  10,917                         11,928
4) Intangible assets                                                 11,848                         10,639
<1> Software                                                        (11,589)                       (10,109)
<2> Others                                                             (259)                          (530)
5) Deferred income tax debits                                        11,566                         27,508
6) Allowance for credit loss-non-current assets                   (-)25,873                      (-)32,871
<1> Allowance for long-term loans                                    (-)710                       (-)1,069
<2> Allowance for private placement bonds                                 -                       (-)3,224
<3> Allowance for advances                                        (-)16,147                      (-)18,609
<4> Allowance for dishonored bonds                                 (-)9,016                       (-)9,969
7) Present value discount account                                    (-)873                       (-)1,163
Total assets                                                                     2,250,641                      1,997,693
Liabilities
I. Current Liabilities                                                           1,431,218                      1,266,625
1. Call money                                                                            -                        135,000
2. Short-term borrowings                                                            30,000                        177,200
1) Bank borrowings                                                        -                         20,000

2) Borrowings from KSFC                                                   -                        157,200
3) Others                                                            30,000                              -
3. Bonds sold under reverse resale agreement                                       175,394                        151,723
4. Customers' deposits                                                             665,469                        717,436
1) Customers' deposits for brokerage                                439,489                        548,790
2) Customers' deposits for futures and options trading              209,978                        133,629
<1> KSE                                                            (209,884)                      (133,604)
<2> KOFEX                                                               (94)                           (25)
3) Customers' deposits for subscriptions                                  -                          8,929
4) Customers' deposits for savings                                   15,757                         25,826
5) Others                                                               245                            262
5. Securities sold                                                                  14,781                          4,968
1) Stock                                                              1,685                          4,968
2) Others                                                            13,096                              -
6. Hybrid securities sold                                                          466,373                              -
1) Equity linked securities                                         427,494                              -
2) Securities on stock warrant                                       38,879                              -
7. Other current liabilities                                                        79,201                         80,298
1) Accrued dividends                                                    717                            717
2) Income taxes payable                                                  39                              -
3) Accounts payable                                                     581                          1,174
4) Accrued expenses                                                  35,725                         25,776
5) Guarantee deposits                                                 5,070                          4,049
<1> Deposits for opening margin accounts                             (3,150)                        (3,459)
<2> Deposits for margin loans                                        (1,920)                          (590)
6) Withholding income taxes                                           8,291                          9,737
7) Deposits for rent                                                 24,286                         22,072
8) Unearned income                                                       15                            297
9) Derivatives liabilities                                              672                              -
10) Others                                                            3,805                         16,476
II. Long-term Liabilities                                                          163,252                        163,418
1. Debentures                                                                       31,000                         30,000
2. Reserve for severance and retirement benefits                      6,906                          9,295

   (National pension fund for severance and retirement
     benefits)                                                        (-)37                          (-)39
   (Retirement trust)                                              (-)4,617          2,252        (-)5,838          3,418
3. Other long-term liabilities                                                     130,000                        130,000
1) Subordinated debentures                                          130,000                        130,000
Total Liabilities                                                                1,594,470                      1,430,043
Stockholders' Equity
I. Capital Stock                                                                   796,998                        796,998
1. Common stock                                                     777,882                        777,882
2. Preferred stock                                                   19,116                         19,116
II. Consolidated Capital Surplus                                                        15                             15
III. Consolidated Retained Earnings                                                 90,549                         30,667
(Consolidated net income
   Current period : 80,655 million Won
   Prior period : 10,878 million Won)
IV. Consolidated Capital Adjustments                                            (-)231,391                     (-)260,030
1. Discount on stock issuance                                    (-)238,314                     (-)259,087
2. Treasury stock                                                 (-)14,584                      (-)14,584
3. Stock options                                                     11,787                         10,377
4. Adjustment for foreign currency translation                        4,082                          4,278
5. Gain on valuation of available-for-sale securities                 5,638                       (-)1,014
V. Minority Interest                                                                     -                              -
Total Stockholders' Equity                                                         656,171                        567,650
Total Liabilities and Stockholders' Equity                                       2,250,641                      1,997,693

                                                                                                   3RD FY
                           DESCRIPTION                                                      AMOUNT (UNIT : WON)
--------------------------------------------------------------------              ---------------------------------------
Assets
I. Current Assets                                                                                      (1,268,825,963,729)
1. Cash and bank deposits                                                                                 263,298,218,699
1) Cash                                                                                 26,589,557
2) Current deposits                                                                    673,107,564
3) Deposits in foreign currency                                                      3,011,922,388
4) Negotiable certificate of deposits                                               59,258,449,010
5) Other Deposits                                                                  200,328,150,180
2. Deposits                                                                                               677,233,985,438
1) Subscription deposits                                                           134,145,499,100
<1> Brokerage                                                                     (134,145,499,100)
2) Reserve for claims of customers deposits                                        522,447,700,000
<1> Customers' deposits                                                           (507,100,000,000)
<2> Customers' deposits-futures and options transaction in the KSE                 (14,800,000,000)
<3> Customers' deposits-futures and options transaction in the KOFEX                  (547,700,000)
3) Reserve for performance of transaction                                                        -
4) Guarantee trading deposits for futures and options                               20,640,786,338
<1> Proprietary trading                                                             (3,398,659,926)
<2> Brokerage                                                                      (17,242,126,412)
3. Trading Securities                                                                                     186,365,322,924
1) Stock                                                                            44,124,817,990
2) Government and public bonds                                                     103,503,460,228
3) Corporate bonds                                                                   2,020,260,000
4) Beneficiary certificates                                                         33,699,745,713
<1> Unsold beneficiary certificates                                                (33,086,637,706)
<2> Other beneficiary certificates                                                    (613,108,007)
5) Negotiable commercial papers                                                                  -
6) Securities in foreign currency                                                    1,030,189,678
<1> Stock in foreign currency                                                       (1,030,189,678)

7) Notes s bought                                                                    1,986,849,315
4. Option purchased                                                                                           641,294,000
5. Loans                                                                                                   47,522,615,145
1) Call loans                                                                                    -
2)  Broker's loans                                                                  47,515,035,044
<1> Margin to customers                                                            (9,945,520,720)
<2> Loans guaranteed by securities                                                 (37,569,514,324)
3) Short-term loans                                                                      7,580,101
<1> Others                                                                              (7,580,101)
4) Other loans                                                                                   -
6. Other current assets                                                                                    95,966,517,825
1) Receivables                                                                      77,665,669,484
<1> Fail to deliver                                                                (74,045,167,385)
<2> Others                                                                          (3,620,502,099)
2) Accrued income                                                                   12,876,944,676
<1> Accrued commissions                                                             (3,712,782,714)
<2> Accrued dividends                                                                 (267,956,942)
<3> Accrued interest receivables                                                                 -
<4> Accrued interest on margin                                                         (90,561,047)
<5> Others                                                                          (8,805,643,973)
3) Advance payments                                                                  3,443,335,786
<1> Accrued interest on bonds                                                       (2,953,850,250)
<2> Others                                                                            (489,485,536)
4) Prepaid expenses                                                                    889,328,075
5) Prepaid income tax                                                                  868,436,188
6) Others                                                                              222,803,616
7. Allowance for credit loss-current assets                                                              (-)2,201,990,302
1) Allowance for fiduciary loans                                                    (-)475,150,350
2) Allowance for short-term loans                                                        (-)75,801
3) Allowance for receivables                                                      (-)1,412,268,477
4) Allowance for accrued income                                                     (-)314,495,674
5) Allowance for other current assets                                                            -
II. Non-Current Assets                                                                                   (383,203,710,362)

1. Investment securities                                                                                   77,884,397,461
<Private placement bonds-
  Current period: 9,791,087,820 Won
  Prior period: 3,187,507,820 Won>

1) Stock                                                                            19,792,760,061
2) Investment in partnerships                                                       54,034,549,197
3) Corporate bonds                                                                   3,187,507,820
4) Securities in foreign currency                                                       69,580,383
<1> Stock in foreign currency                                                          (69,580,383)
5) Securities in affiliated companies                                                  800,000,000
2. Investment assets                                                                                       62,711,485,362
1) Long-term deposits                                                                  290,491,200
2) Long-term loans                                                                  11,413,004,887
3) Guarantee                                                                        46,257,912,525
<1> Leasehold rights                                                               (28,238,582,000)
<2> Telex and telephone subscription rights                                           (441,218,020)
<3> Guarantee for rent                                                             (17,345,598,505)
<4> Surety guarantee                                                                    (1,000,000)
<5> Other guarantee                                                                   (231,514,000)
4) Others                                                                            4,750,076,750
3. Tangible fixed assets                                                                                  169,442,493,687
   (Accumulated depreciation)                                                    (-)92,150,148,259
1) Land                                                                             22,410,262,252
2) Buildings                                                                       140,802,833,107
3) Vehicles                                                                            327,935,553
4) Furniture and equipments                                                         98,042,921,034
5) Others                                                                                8,690,000
4. Other non-current assets                                                                                73,165,333,852
1) Advances for customers                                                           82,639,056,096
<1> Advances for payment on bonds guarantee                                        (66,869,220,406)
<2> Advances for payment on loss compensation                                       (2,147,785,904)
<3> Advances for payment others                                                     (6,165,748,097)
<4> Others                                                                          (7,456,301,689)
2) Collective fund for default loss                                                  4,950,383,740

<1> KSE                                                                             (3,231,307,508)
<2> KOSDAQ                                                                          (1,718,734,948)
<3> ECN                                                                                   (341,284)
3) Dishonored bonds                                                                 46,400,803,893
4) Dishonored bills receivable                                                       4,226,931,730
5) Intangible assets                                                                 9,558,600,576
<1> Goodwill                                                                        (1,136,112,399)
<2> Software                                                                        (7,450,781,594)
<3> Others                                                                            (971,706,583)
6) Deferred income tax debits                                                       16,073,645,685
7) Allowance for credit loss-non-current assets                                  (-)80,412,840,626
<1> Allowance for long-term loans                                                  ((-)151,455,961)
<2> Allowance for private placement bonds                                        ((-)3,187,507,820)
<3> Allowance for advances                                                      ((-)42,524,247,059)
<4> Allowance for dishonored bonds                                              ((-)33,755,286,274)
<5> Allowance for dishonored bills                                                 ((-)794,343,512)
8) Present value discount account                                                (-)10,271,247,242
Total Assets                                                                                            1,652,029,674,091
                                                                                                        =================
Liabilities

I. Current Liabilities                                                                                   (925,757,116,564)
1.  Call money                                                                                                          -
2. Short-term borrowings                                                                                  121,921,870,720
1) Bank borrowings                                                                  50,000,000,000
2) Borrowings from KSFC                                                             61,921,870,720
3) Others                                                                           10,000,000,000
3. Bonds sold under reverse resale agreement                                                               37,222,780,000
4. Customers' deposits                                                                                    633,951,190,319
1) Customers' deposits for brokerage                                               406,566,822,027
2) Customers' deposits for futures and options trading                              42,078,301,281
<1> KSE                                                                            (41,530,618,327)
<2> KOFEX                                                                             (547,682,954)
3) Customers' deposits for subscriptions                                           132,094,715,000

4) Customers' deposits for savings                                                  53,179,685,870
5) Others                                                                               31,666,141
5. Securities sold                                                                                          1,021,250,000
1) Stock                                                                             1,021,250,000
6 Option sold                                                                                                 844,790,000
7. Other current liabilities                                                                              130,795,235,525
1) Accrued dividends                                                                             -
2) Accounts payable                                                                  6,293,078,095
3) Accrued expenses                                                                 47,429,665,534
4) Guarantee deposits                                                                5,438,646,716
<1> Deposits for opening margin accounts                                            (3,093,700,000)
<2> Deposits for margin loans                                                       (2,344,946,716)
5) Withholding income taxes                                                          6,743,689,474
6) Deposits for rent                                                                12,614,802,140
7) Current portion of long-term liabilities                                         40,000,000,000
8) Unearned income                                                                     665,213,975
9) Others                                                                           11,610,139,591
II. Long-term Liabilities                                                                                 (36,678,912,538)
1. Debentures                                                                                              30,000,000,000
2. Reserve for severance and retirement benefits                                    15,852,295,656
   (National pension fund for severance and retirement benefits)                    (-)676,629,845
   (Retirement trust)                                                             (-)8,496,753,273          6,678,912,538
3. Other long-term liabilities                                                                                          -
1) Subordinated debentures                                                                       -
Total Liabilities                                                                                         962,436,029,102
Stockholders' Equity
I. Capital Stock                                                                                         (933,628,235,000)
1. Common stock                                                                                           898,528,235,000
2. Preferred stock                                                                                         35,100,000,000
II. Consolidated Capital Surplus                                                                                        -
III. Consolidated Retained Earnings                                                                       (19,788,502,563)
(Consolidated net income -
   Current period : 10,878,554,441 Won

   Prior period : 51,105,604,996 Won)
IV. Consolidated Capital Adjustments                                                                  ((-)263,823,092,574)
1. Discount on stock issuance                                                                          (-)259,397,079,572
2. Treasury stock                                                                                       (-)16,176,736,000
3. Stock options                                                                                            8,641,448,053
4. Adjustment for foreign currency translation                                                              4,503,380,807
5. Loss on valuation of investment securities                                                            (-)1,427,930,862
6. Others                                                                                                      33,825,000
Total Stockholders' Equity                                                                                689,593,644,989
Total Liabilities and Stockholders' Equity                                                              1,652,029,674,091

      (2)   Consolidated Statements of Income

                        Consolidated Statements of Income

              The 5th Fiscal Year (April 1, 2003 ~ March 31, 2004) The 4th Fiscal Year (April 1, 2002 ~ March 31, 2003) The 3rd Fiscal Year (April 1, 2001 ~ March 31, 2002)

Good Morning Shinhan Securities Co., Ltd. and its Subsidiaries
(Unit: million Won)

                                                                             5TH FY                       4TH FY
                     DESCRIPTION                                             AMOUNT                       AMOUNT
--------------------------------------------------------            ------------------------      -----------------------
I. Operating Revenue                                                                 688,067                      624,885
1. Commissions received                                                              280,458                      248,190
1) Brokerage commissions                                             238,222                       210,097
<1> KSE                                                             (168,224)                     (156,118)
<2> KOSDAQ                                                           (69,662)                      (53,763)
<3> KOFEX                                                                (46)                           (6)
<4> Bond transaction (OTC)                                                 -                            (3)
<5> ECN                                                                 (259)                         (170)
<6> Others                                                               (31)                          (37)
2) Underwriting commissions                                            9,294                         6,823
3) Brokerage commissions on beneficiary certificates                  13,657                        24,248
4) Brokerage commissions on negotiable commercial papers                   1                            83

5) Management fee on wrap account and
    asset management                                                       5                            22
6) Others                                                             19,279                         6,917
2. Interest income                                                                    75,272                       60,915
1) Interest on margin loans                                              669                           990
2) Interest on loans                                                   8,128                         4,773
3) Interest on bonds                                                  28,311                        11,665
4) Interest on negotiable commercial papers                              800                         1,584
5) Interest on deposits with KSFC                                     23,241                        24,686
6) Interest on certificate of deposits                                    29                           629
7) Interest on deposits                                                2,057                         3,979
8) Interest on call loans                                              1,227                           338
9) Gain on transactions of certificate of deposits                       168                           239
10) Interest on advances for customers                                   290                         1,825
11) Others                                                            10,352                        10,207
3. Dividends income                                                                    8,156                        1,634
4. Distribution income                                                                 2,016                        5,076
5. Gain on sales of trading securities                                                82,824                       44,193
1) Gain on sales of stocks                                            62,762                        28,876
2) Gain on sales of stocks warrants                                      145                             -
3) Gain on sales of bonds                                              9,294                         8,150
4) Gain on sales of beneficiary certificates                           3,365                         4,531
5) Gain on sales of negotiable commercial papers                       1,207                         1,653
6) Gain on redemption of trading securities                            5,137                           983
7) Others                                                                914                             -
6. Gain on valuation of trading securities                                             4,001                        1,001
1) Gain on valuation of stocks                                           390                             3
2) Gain on valuation of bonds                                          1,225                           727
3) Gain on valuation of beneficiary certificates                       2,386                           271
7. Gain on transactions of hybrid securities                                          48,917                            -
1) Gain on sales of hybrid securities                                    882                             -
<1> Gain on sales of equity linked securities                           (882)                            -
2) Gain on valuation of hybrid securities                             48,035                             -

<1> Gain on valuation of equity linked securities                    (48,035)                            -
8. Gain on valuation of trading securities sold                                          300                          240
9. Gain on transactions of hybrid securities sold                                      5,869                            -
1) Gain on valuation of hybrid securities sold                         5,000                             -
<1> Gain on valuation of securities on stock warrant sold             (5,000)                            -
2) Gain on redemption of hybrid securities sold                          869                             -
<1> Gain on redemption of equity linked securities sold                  (10)                            -
<2> Gain on redemption of securities on stock warrant sold              (859)                            -
10. Gain on valuation of reserve for claims of customer's
     deposits                                                                          3,643                            -
11. Gain on derivatives transactions                                                 176,611                      252,993
1) Gain on futures transactions                                       92,925                       120,056
<1> Gain on sales of futures                                         (91,334)                     (120,055)
<2> Gain on settlement of futures                                     (1,591)                           (1)
2) Gain on exchange trading options transactions                      61,456                       130,184
<1> Gain on sales of options                                         (61,456)                     (130,177)
<2> Gain on valuation of options                                           -                            (7)
3) Gain on OTC derivatives transactions                               22,230                         2,753
<1> Gain on sales of OTC derivatives                                  (8,579)                       (2,753)
<2> Gain on valuation of OTC derivatives                             (13,651)                            -
12. Others                                                                                 -                       10,643
1) Reversal of allowance for credit losses                                 -                        10,600
2) Others                                                                  -                            43
II. Operating Expenses                                                               634,844                      628,082
1. Commissions expenses                                                               38,382                       26,709
1) Trading commissions                                                24,407                        12,368
2) Investment consultant fees                                          7,699                         8,942
3) Other commissions                                                   6,276                         5,399
2. Interest expenses                                                                  33,403                       26,177
1) Interest on borrowings from KSFC                                    1,688                         3,332
2) Interest on bank borrowings                                           699                         1,195
3) Interest on customers' deposits                                     8,347                         7,537

4) Interest on bonds sold under repurchase agreement                   9,203                         2,185
5) Interest on call money                                              1,758                         2,906
6) Interest on debentures                                             10,203                         8,947
7) Others                                                              1,505                            75
3. Loss on sales of trading securities                                                62,054                       56,032
1) Loss on sales of stocks                                            45,069                        43,066
2) Loss on sales of bonds                                             13,813                         5,858
3) Loss on sales of beneficiary certificates                             213                         2,673
4) Loss on sales of negotiable commercial papers                         194                           125
5) Loss on redemption of trading securities                            2,622                         4,310
6) Others                                                                143                             -
4. Loss on valuation of trading securities                                             4,948                        6,030
1) Loss on valuation of stocks                                         1,501                           864
2) Loss on valuation of bonds                                          2,689                           333
3) Loss on valuation of beneficiary certificates                         758                         4,833
5. Loss on valuation of trading securities sold                                          107                            4
6. Loss on transaction of hybrid securities s old                                     80,611                            -
1) Loss on valuation of hybrid securities sold                        63,602                             -
<1> Loss on valuation of equity  inked securities sold               (49,981)                            -
<2> Loss on valuation of securities on stock warrant sold            (13,621)                            -
2) Loss on redemption of hybrid securities sold                       17,009                             -
<1> Loss on redemption of equity linked securities                    (8,156)                            -
<2> Loss on redemption of securities on stock warrant sold            (8,853)                            -
7. Loss on derivatives transactions                                                  135,059                      228,559
1) Loss on sales of futures                                           83,006                       107,705
<1> Loss on sales of futures                                         (82,989)                     (107,625)
<2> Loss on settlement of futures                                        (17)                          (80)
2) Loss on exchange trading options transactions                      48,395                       118,293
<1> Loss on sales of options                                         (48,395)                     (118,293)
3) Loss on OTC derivatives transactions                                3,658                         2,561
<1> Loss on sales of OTC derivatives                                  (1,254)                       (2,561)
<2> Loss on valuation of OTC derivatives                              (2,404)                            -

8. General and administrative expenses                                               280,280                      284,571
1) Salary                                                            122,201                       122,946
2) Severance pay                                                       9,984                        23,833
3) Other benefits for employees                                       24,720                        22,120
4) Computer system operation expenses                                 26,603                        15,298
5) Rental expenses                                                     6,856                         7,067
6) Miscellaneous commissions                                           4,126                         4,880
7) Entertainment expenses                                              3,610                         3,936
8) Advertising expenses                                               17,732                        19,064
9) Depreciation                                                       13,894                        24,120
10) Research and study expenses                                        3,264                         4,160
11) Training expenses                                                  1,078                         1,262
12) Credit loss expenses                                               3,774                             -
13) Amortization of intangible assets                                  5,630                         4,417
14) Tax and dues                                                      14,691                        11,369
15) Others                                                            22,117                        20,099
III. Operating Income(Loss)                                                           53,223                     (-)3,197
IV. Non-Operating Income                                                              53,083                       27,238
1. Gain on disposition of tangible assets                             28,521                            94
2. Rental income                                                       6,087                         7,940
3. Gain on disposition of available-for-sale securities                7,016                        17,263
4. Gain on foreign currency transactions                                 635                           102
5. Gain on foreign exchange translation                                  123                             1
6. Others                                                             10,701                         1,838
V. Non-Operating Expenses                                                              9,565                       18,819
1. Loss on disposition of tangible assets                              1,158                           207
2. Loss on disposition of available-for-sale securities                    -                        10,795
3. Impaired loss on available-for-sale securities                          1                         1,437
4. Loss on valuation of stabilization fund for stock market                -                         4,959
5. Loss on foreign currency transactions                                 104                           257
6. Loss on foreign exchanges transactions                                 90                             -
7. Donations                                                             336                           386
8. Others                                                              7,876                           778

VI. Ordinary Income                                                                   96,741                        5,222
VII. Extraordinary Gain                                                                    -                            -
VIII. Extraordinary Loss                                                                   2                            -
1. Casualty losses                                                         2                             -
IX. Net Income before Income Tax Expenses                                             96,739                        5,222
X. Income Tax Expenses                                                                16,084                     (-)5,656
XI. Net Income                                                                        80,655                       10,878
XII. Net Income in Minority Interest                                                       -                            -
XIII. Consolidated Net Income                                                         80,655                       10,878
(Ordinary income per share -
  Current period: 518 Won  Prior period: 68 Won
Earning per share -
  Current period: 518 Won  Prior period: 68 Won)

                                                                                            3RD FY
                                                                         ------------------------------------------------
                         DESCRIPTION                                                 AMOUNT (UNIT: WON)
I. Operating Revenue                                                                                      475,011,626,768
1. Commissions received                                                                                   273,537,853,185
1) Brokerage commissions                                                  233,731,122,548
<1> KSE                                                                  (147,126,181,805)
<2> KOSDAQ                                                                (81,673,136,490)
<3> KOFEX                                                                     (13,577,070)
<4> Bond transaction (OTC)                                                     (5,946,760)
<5> ECN                                                                       (58,338,830)
<6> Others                                                                 (4,853,941,593)
2) Underwriting commissions                                                10,497,685,068
<1> Won-denominated securities                                            (10,497,685,068)
3) Brokerage commissions on beneficiary certificates                       22,888,682,288
4) Brokerage commissions on negotiable commercial papers                                -
5) Management fee on wrap account and asset management                         58,303,760
6) Others                                                                   6,362,059,521
2. Interest income                                                                                         56,555,000,653

1) Interest on margin loans                                                   674,558,825
2) Interest on loans                                                        1,080,499,223
3) Interest on bonds                                                        8,945,242,303
4) Interest on negotiable commercial papers                                             -
5) Interest on deposits with KSFC                                          22,863,239,609
6) Interest on certificate of deposits                                      2,458,384,688
7) Interest on deposits                                                    11,721,488,537
8) Interest on call loans                                                     137,786,267
9) Gain on transactions of certificate of deposits                            156,724,866
10) Interest on advances for customers                                        881,653,543
11) others                                                                  7,635,422,792
3. Dividends income                                                                                         2,612,778,395
4. Distribution income                                                                                      2,289,263,185
5. Gain on sales of trading securities                                                                     29,206,427,373
1) Gain on sales of stocks                                                 12,056,791,858
2) Gain on sales of bonds                                                   9,328,680,308
3) Gain on sales of beneficiary certificates                                1,432,502,347
4) Gain on sales of negotiable commercial papers                            1,565,188,909
5) Gain on redemption of trading securities                                 4,823,263,951
6. Gain on valuation of trading securities                                                                  3,609,474,210
1) Gain on valuation of stocks                                              1,901,560,220
2) Gain on valuation of bonds                                                 162,868,935
3) Gain on valuation of beneficiary certificates                            1,545,045,055
7. Gain on valuation of trading securities sold                                                                         -
8. Gain on derivatives transactions                                                                       107,200,829,767
1) Gain on futures transactions                                            41,547,117,043
<1> Gain on sales of futures                                              (41,547,117,043)
<2> Gain on settlement of futures                                                       -
2) Gain on exchange trading options transactions                           65,653,712,724
<1> Gain on sales of options                                              (65,366,384,441)
<2> Gain on valuation of options                                             (287,328,283)
3) Others                                                                               -
<1> Gain on sales of OTC derivatives                                                    -

9. Others                                                                                                               -
1) Reversal of allowance for credit losses                                              -
2) Others                                                                               -
II. Operating Expenses                                                                                    452,698,597,181
1. Commissions expenses                                                                                    36,173,836,222
1) Trading commissions                                                     15,714,214,028
2) Investment consultant fees                                              14,504,328,018
3) Other commissions                                                        5,955,294,176
2. Interest expenses                                                                                       28,112,813,300
1) Interest on borrowings from KSFC                                         3,605,907,497
2) Interest on bank borrowings                                                963,813,469
3) Interest on customers' deposits                                          8,382,774,994
4) Interest on bonds sold under repurchase agreement                        1,710,082,127
5) Loss on transactions of certificate of deposits                                242,923
6) Interest on call money                                                   1,389,395,947
7) Interest on debentures                                                   8,740,482,747
8) Others                                                                   3,320,113,596
3. Loss on sales of trading securities                                                                     32,811,559,648
1) Loss on sales of stocks                                                 21,038,279,437
2) Loss on sales of bonds                                                   6,947,161,947
3) Loss on sales of beneficiary certificates                                  959,221,452
4) Loss on sales of negotiable commercial                                     188,332,210
5) Loss on redemption of trading securities                                 3,678,564,602
4. Loss on valuation of trading securities                                                                  9,671,795,776
1) Loss on valuation of stocks                                                925,422,707
2) Loss on valuation of bonds                                                 322,259,394
3) Loss on valuation of beneficiary certificates                            8,423,236,963
4) Others                                                                         876,712
5. Loss on valuation of trading securities sold                                                                28,540,000
6. Loss on derivatives transactions                                                                       111,699,364,751
1) Loss on sales of futures                                                33,246,012,051
<1> Loss on sales of futures                                              (33,181,405,071)
<2> Loss on settlement of futures                                             (64,606,980)

2) Loss on exchange trading options transactions                           78,453,352,700
<1> Loss on sales of options                                              (78,445,007,554)
<2> Loss on valuation of options                                               (8,345,146)
3) Loss on OTC derivatives transactions                                                 -
<1> Loss on sales of OTC derivatives                                                    -
7. General and administrative expenses                                                                    234,200,687,484
1) Salary                                                                 102,742,140,396
2) Severance pay                                                            6,970,561,213
3) Other benefits for employees                                            13,345,642,753
4) Computer system operation expenses                                      10,726,390,047
5) Rental expenses                                                          5,358,302,610
6) Miscellaneous commissions                                                2,436,456,212
7) Entertainment expenses                                                   3,355,913,933
8) Advertising expenses                                                    17,949,736,010
9) Depreciation                                                            17,793,670,769
10) Research and study expenses                                             2,655,240,005
11) Training expenses                                                       1,193,792,622
12) Credit loss expenses                                                   24,405,751,876
13) Amortization of intangible assets                                       3,122,256,252
14) Tax and dues                                                            4,135,858,486
15) Others                                                                 18,008,974,300
III. Operating Income(Loss)                                                                                22,313,029,587
IV. Non-Operating Income                                                                                   48,942,329,113
1. Gain on disposition of tangible assets                                     105,495,420
2. Gain on disposition of intangible asset                                      3,832,175
3. Gain on disposition of investment asset                                    227,465,310
4. Rental income                                                            8,019,899,057
5. Gain on disposition of investment securities                             6,357,258,434
6. Gain on conversion of investment securities                                836,451,211
7. Loss on valuation of stabilization fund for stock market                32,329,532,645
8. Gain on foreign currency transactions                                      829,209,425
9. Gain on foreign exchanges translation                                        9,027,810
10. Others                                                                    224,157,626

V. Non-Operating Expenses                                                                                   8,672,696,247
1. Loss on disposition of tangible assets                                     249,800,668
2. Loss on disposition of investment assets                                    47,308,540
3. Impairment loss on investment assets                                                 -
4. Loss on disposition of investment securities                             6,437,760,131
5. Impairment loss on investment securities                                   150,706,300
6. Loss on valuation of stabilization fund for stock market                             -
7. Loss on foreign currency transactions                                      650,597,952
8. Loss on foreign exchanges translation                                                -
9. Donations                                                                1,127,606,000
10. Others                                                                      8,916,656
VI. Ordinary Income                                                                                        62,582,662,453
VII. Extraordinary Gain                                                                                                 -
VIII. Extraordinary Loss                                                                                                -
IX. Net Income before Income Tax Expenses                                                                  62,582,662,453
X. Income Tax Expense                                                                                      11,477,057,457
XI. Net Income                                                                                             51,105,604,996
XII. Net Income in Minority Interest                                                                                    -
XIII. Consolidated Net Income                                                                              51,105,604,996
(Ordinary income per share -
  Current period: 68 Won, Prior period: 316 Won
Earnings per share -
  Current period: 68 Won, Prior period: 316 Won
Diluted Ordinary income per share -
  Current period: 68 Won, Prior period: 316 Won
Diluted earnings per share -
  Current period: 68 Won, Prior period: 316 Won)

      (3) Consolidated Statements of Changes in Shareholders' Equity (Consolidated Statements of Appropriation of Surplus)

            Consolidated Statements of Changes in Shareholders' Equity
               The 5th Fiscal Year (April 1, 2003 ~ March 31, 2004) The 4th Fiscal Year (April 1, 2002 ~ March 31, 2003) The 3rd Fiscal Year (April 1, 2001 ~ March 31, 2002)

Good Morning Shinhan Securities Co., Ltd. and its           (Unit: million Won)
subsidiaries

                                                     CONSOLIDATED    CONSOLIDATED   CONSOLIDATED
                                                        CAPITAL        RETAINED        CAPITAL     MINORITY
         DESCRIPTION                 CAPITAL STOCK      SURPLUS        EARNINGS       ADJUSTMENT  INTERESTS      TOTAL
------------------------------       -------------   ------------    ------------   ------------  ---------    ----------
Apr. 1, 2001 (Beginning of the
prior year)                              908,628              -          29,683       (308,049)        -          630,262
Conversion of convertible bonds           25,000              -               -              -         -           25,000
Occurrence of discount on stock
issuance costs                                 -              -               -        (18,889)        -          (18,889)
Consolidated net income                        -              -          51,106              -         -           51,106
Amortization of discounts on
stock issuance costs                           -              -         (61,000)        61,000         -                -
Changes in consolidated capital
adjustment                                     -              -               -          2,115         -            2,115
Mar. 31, 2002 (End of the prior
year)                                    933,628        =======          19,789       (263,823)        -          689,594
                                         =======                     ==========     ==========                 ==========
Apr. 1, 2002 (Beginning of the
prior year)                              933,628              -          40,562     (-)284,596         -          689,594
Increases in merger with Shinhan
Securities Co., Ltd.                     238,188              -               -            310         -          238,498
Capital reduction without
consideration                         (-)374,818             15               -              -         -       (-)374,803
Consolidated net income                        -              -          10,878              -         -           10,878
Amortization of discounts on
stock issuance costs                           -              -       (-)20,773         20,773         -                -
Changes in consolidated capital
adjustment                                     -              -               -          3,517         -            3,517
Changes in consolidation scope                 -              -               -          (-)34         -            (-)34
Mar. 31, 2003 (End of the prior
year)                                    796,998             15          30,667     (-)260,030         -          567,650
Apr. 1, 2003 (Beginning of the
current year)                            796,998             15          30,667     (-)260,030         -          567,650
Consolidated net income                        -              -          80,655              -         -           80,655
Amortization of discounts on
stock issuance costs                           -              -       (-)20,773         20,773         -                -

Changes in consolidated capital
adjustment                                     -              -               -          7,866         -            7,866
Mar. 31, 2004 (End of the current
year)                                    796,998             15          90,549     (-)231,391         -          656,171

      (4)   Consolidated Statements of Cash Flow

                      Consolidated Statements of Cash Flows
             The 5th Fiscal Year (April 1, 2003 ~ March 31, 2003) The 4th Fiscal Year (April 1, 2003 ~ March 31, 2003) The 3rd Fiscal Year (April 1, 2003 ~ March 31, 2003)

Good Morning Shinhan Securities Co., Ltd. and its           (Unit: million Won)
subsidiaries

                                                                       THE 5TH FY                       THE 4TH FY
                                                                      (CURRENT YEAR)                   (PRIOR YEAR)
                                                                 --------------------------      ------------------------
                   DESCRIPTION                                            AMOUNT                          AMOUNT
--------------------------------------------------               --------------------------      ------------------------
I. Cash Flows from Operating Activities                                             526,604                    (-)243,064
1. Net earnings                                                      80,655                         10,878
2. Addition of expense not involving cash outflows                  106,943                         77,538
1) Loss on valuation of trading securities                            4,948                          6,030
2) Loss on valuation of OTC derivatives                               2,404                              -
3) Credit loss expenses                                               3,774                              -
4) Loss on disposition of available-for-sale securities                   -                         10,795
5) Impairment loss on available-for-sale securities                       1                          1,437
6) Other operating expenses                                               2                              -
7) Loss on disposition of tangible assets                             1,158                            207
8) Depreciation                                                      13,894                         24,120
9) Amortization of intangible assets                                  5,630                          4,417
10) Loss on valuation of trading securities sold                        107                              4
11) Loss on valuation of hybrid securities sold                      63,602                              -
12) Severance pay                                                     9,984                         23,833
13) Loss on foreign exchanges translation                                24                              -
14) Stock compensation costs                                          1,415                          1,736
15) Loss on valuation of stabilization fund for stock market              -                          4,959
3. Deduction of revenues not involving cash inflows              (-)124,101                      (-)31,534

1) Gain on valuation of reserve for claims of customer's              3,643                              -
deposits
2) Gain on valuation of trading securities                            4,001                          1,001
3) Gain on valuation of hybrid securities                            48,035                              -
4) Gain on valuation of options                                           -                              7
5) Gain on valuation of OTC derivatives                              13,651                              -
6) Reverse from allowance for credit losses                               -                         10,600
7) Gain on disposition of available-for-sale securities               7,016                         17,263
8) Other non-operating expenses                                       8,569                              -
9) Gain on disposition of tangible assets                            28,521                             94
10) Interest income                                                   5,242                          2,329
11) Gain on valuation of trading securities sold                        300                            240
12) Gain on valuation of hybrid securities sold                       5,000                              -
13) Gain on foreign exchanges translation                               123                              -
4. Change in assets and liabilities resulting from operations       463,107                     (-)299,946
1) Decrease(Increase) in Short-term trading securities               93,120                     (-)292,268
2) Decrease in Option purchased                                         117                            531
3) Decrease(Increase) in Accrued income                            (-)2,316                          7,272
4) Decrease(Increase) in Receivables                               (-)7,988                         79,494
5) Increase in Advance payments                                   (-)11,852                       (-)1,882
6) Increase in Prepaid expenses                                         840                         (-)176
7) Increase in Prepaid income tax                                  (-)2,443                       (-)3,036
8) Increase in Derivatives assets                                 (-)20,888                              -
9) Increase in Other current assets                                (-)3,953                         (-)415
10) Decrease(Increase) in Deferred income tax debits                 16,100                       (-)5,541
11) Increase in Securities sold                                      10,006                          4,183
12) Increase in Hybrid securities sold                              407,772                              -
13) Decrease in Options sold                                              -                         (-)845
14) Decrease in Accounts payable                                     (-)593                      (-)23,655
15) Increase (Decrease) in Accrued expenses                           9,950                      (-)33,280
16) Decrease in Income tax liabilities                                   38                          (-)19
17) Decrease in Withholding income taxes                           (-)1,446                         (-)535
18) Decrease in Unearned income                                      (-)281                         (-)747

19) Increase in Derivatives liabilities                                 672                              -
20) Decrease in Other current liabilities                         (-)12,598                       (-)1,863
21) Payment of Severance benefits                                 (-)12,373                      (-)30,267
22) Decrease in Deposits with insurance company for                       2                            633
severance benefits
23) Decrease in Retirement trust                                      1,221                          2,470
II. Cash Flows from Investing Activities                                        (-)214,299                        330,169
1. Cash inflows from investing activities                         6,885,121                      2,325,568
1) Decrease in Negotiable certificate of deposits                     1,018                         58,270
2) Decrease in Other deposits                                        64,654                         98,210
3) Decrease in Call loans                                         6,650,027                      1,662,500
4) Collection of Short-term loans                                     1,267                          3,854
5) Disposition of Available-for-sale securities                      40,994                         54,835
6) Decrease in Long-term deposits                                        19                            263
7) Decrease in Long-term loans                                        4,813                          3,994
8) Decrease in Guarantee                                             14,955                         43,176
9) Decrease in Other investment assets                                2,149                            250
10) Disposition of Tangible assets                                   46,531                            299
11) Disposition of Intangible assets                                  1,090                              -
12) Decrease in Deposits                                                  -                        139,143
13) Decrease in Collective fund for default loss                          -                          1,050
14) Decrease in Other loans                                             128                              -
15) Decrease in Advances for customers                               48,888                          7,588
16) Decrease in Dishonored bonds                                          -                          6,536
17) Decrease in Broker's loans                                            -                        236,155
18) Increase in Guarantee deposits                                    1,022                              -
19) Increase in Deposits for rent                                     7,566                          8,939
20) Increase in Cash due to merger                                        -                            506
2. Cash outflows from investing activities                     (-)7,099,420                   (-)1,995,399
1) Increase in Call loans                                         6,753,800                      1,667,500
2) Increase in Short-term loans                                       1,261                          3,870
3) Increase in Long-term deposits                                         7                              -
4) Increase in Available-for-sale securities                              -                          6,612

5) Increase in Long-term loans                                        3,614                          5,591
6) Increase in Guarantee                                             12,254                         41,663
7) Increase in Other investment assets                                  186                              2
8) Acquisition of Tangible assets                                     9,355                         14,933
9) Increase in Collective fund for default loss                         500                          1,048
10) Acquisition of Intangible assets                                  7,292                          4,096
11) Increase in Deposits                                             26,173                              -
12) Increase in Other loans                                               -                            125
13) Increase in Hybrid securities                                   190,696                              -
14) Increase in Broker's loan                                        74,513                        243,032
15) Increase in Advances for customers                                    -                          1,017
16) Increase in Dishonored bonds                                      3,097                             80
17) Decrease in Guarantee deposits                                        -                          2,431
18) Decrease in Deposits for rent                                     5,427                          3,399
19) Increase in Available-for-sale securities(Short-term)            11,245                              -
III. Cash Flows from Financing Activities                                       (-)309,496                      (-)91,397
1. Cash inflows from financing activities                        14,324,993                        412,377
1) Increase in Call money                                         5,704,000                        134,000
2) Increase in Short-term borrowings                              3,530,000                         53,328
3) Increase in Bonds sold under reverse resale agreement          5,089,993                         95,049
4) Issuance of Debentures                                             1,000                              -
5) Issuance of Subordinated debentures                                    -                        130,000
2. Cash outflows from financing activities                    (-)14,634,489                     (-)503,774
1) Decrease in Call money                                         5,839,000                              -
2) Decrease in Short-term borrowings                              3,677,200                              -
3) Decrease in Bonds sold under reverse sale agreement            5,066,323                              -
4) Decrease in Customers' deposits                                   51,966                         90,521
5) Decrease in Current liabilities                                        -                         40,000
6) Occurrence of Discounts on stock issuance costs                        -                             48
7) Acquisition of Treasury stock                                          -                        373,205
IV. Decrease in Cash due to change of consolidation scope                                -                          (-)45
V. Decrease in Cash due to foreign currency translation                             (-)196                         (-)132
VI. Net Increase (decrease) in Cash (I+II+III+IV+V)                                  2,613                       (-)4,469

VII. Cash at Beginning of Year                                                      10,160                         14,629
VIII. Cash at End of Year                                                           12,773                         10,160

                                       III

                                                                                             THE 3RD FY
                                                                           ----------------------------------------------
                        DESCRIPTION                                                       AMOUNT(UNIT: WON)
-----------------------------------------------------------                ----------------------------------------------
I. Cash Flows from Operating Activities                                                                    75,533,182,573
1. Net earnings                                                             51,105,604,996
2. Addition of expense not involving cash outflows                          70,619,857,818
1) Loss on valuation of marketable securities                                9,671,795,776
2) Loss on valuation of trading securities sold                                 28,540,000
3) Loss on valuation of options                                                  8,345,146
4) Severance pay                                                             6,970,561,213
5) Depreciation                                                             17,793,670,769
6) Credit loss expenses                                                     24,405,751,876
7) Amortization of intangible assets                                         3,122,256,252
8) Stock compensation costs                                                  1,733,361,147
9) Loss on disposition of tangible assets                                      249,800,668
10) Loss on disposition of investment assets                                    47,308,540
11) Impairment loss on investment assets                                                 -
12) Loss on disposition of investment securities                             6,437,760,131
13) Impairment loss on investment securities                                   150,706,300
14) Loss on valuation of stabilization fund for stock market                             -
3. Deduction of revenues not involving cash inflows                        (44,979,772,328)
1). Interest income                                                          1,222,934,640
2) Gain on valuation of marketable securities                                3,609,474,210
3) Gain on valuation of trading securities sold                                          -
4) Gain on valuation of options                                                287,328,283
5) Gain on disposition of tangible assets                                      105,495,420
6) Gain on disposition of intangible assets                                      3,832,175
7) Gain on disposition of investment assets                                    227,465,310
8) Gain on disposition of investment securities                              6,357,258,434
9) Gain on conversion of investment securities                                 836,451,211

10) Gain on valuation of stabilization fund for stock market                32,329,532,645
11) Reverse from allowance for credit losses                                             -
4. Change in assets and liabilities resulting from operations               (1,212,507,913)
1) Decrease(Increase) in Deposits                                         (244,802,623,735)
2) Decrease(Increase) in Marketable securities                              29,224,343,448
3) Decrease in Option purchased                                                          -
4) Decrease(Increase) in Fail to deliver                                   (58,347,257,792)
5) Decrease(Increase) in Accrued income                                     (1,862,634,984)
6) Decrease(Increase) in Advance payments                                      232,046,735
7) Increase in Prepaid expenses                                               (137,316,566)
8) Decrease(Increase) in Prepaid income tax                                    885,727,170
9) Decrease(Increase) in Deferred income tax debits                         10,194,786,433
10) Increase(Decrease) in Customer's deposits                              247,524,951,754
11) Increase in Securities sold                                                980,427,000
12) Decrease in Options sold                                                             -
13) Increase (Decrease) in Accrued expenses                                 17,710,708,715
14) Decrease in Income tax liabilities                                                   -
15) Increase(Decrease) in Guarantee deposits                                 1,809,950,222
16) Increase(Decrease) in Withholding income taxes                           1,124,166,981
17) Decrease in Unearned income                                               (178,980,988)
18) Decrease in Other current liabilities                                   (1,044,831,538)
19) Succession of Reserve for severance and retirement benefits                 29,229,111
20) Payment of Severance benefit                                            (2,151,853,493)
21) Decrease in Deposits with insurance company for                             98,089,700
severance benefits
22) Decrease(Increase) in Retirement trust                                  (2,501,436,086)
II. Cash Flows from Investing Activities                                                                   14,577,590,349
1. Cash inflows from investing activities                                1,114,671,939,726
1) Decrease in Negotiable certificate of deposits                                        -
2) Decrease in Other deposits                                              120,930,477,364
3) Decrease in Call loans                                                  775,800,000,000
4) Decrease in Broker's loans                                              115,866,500,196

5) Decrease in Short-term loans                                                456,218,074
6) Decrease in Other Receivables                                            32,642,659,795
7) Decrease in Other current assets                                            737,674,544
8) Decrease in Investment securities                                        23,496,831,863
9) Decrease in Long-term deposits                                              105,000,000
10) Decrease in Long-term loans                                              4,002,532,277
11) Increase in Guarantee                                                   19,199,836,418
12) Disposition of Other investment assets                                     677,107,327
13) Disposition of Land                                                                  -
14) Disposition of Buildings                                                             -
15) Disposition of Vehicles                                                      4,300,000
16) Disposition of Furniture and equipments                                    976,292,000
17) Decrease in Advances for customers                                       5,621,110,342
18) Decrease in Collective fund for default loss                               207,178,122
19) Decrease in Dishonored bonds                                             8,807,137,146
20) Decrease in Dishonored notes                                             5,106,300,058
21) Decrease in Intangible assets                                               34,784,200
22) Increase in Cash due to merger                                                       -
2. Cash outflows from investing activities                              (1,100,094,349,377)
1) Increase in Negotiable certificate of deposits                           59,258,449,010
2) Increase in Call loans                                                  775,800,000,000
3) Increase in Broker's loans                                              158,737,697,880
4) Increase in Short-term loans                                                463,798,175
5) Increase in Other loans                                                               -
6) Increase in Other receivables                                            30,266,821,228
7) Increase in Other current assets                                                      -
8) Increase in Investment securities                                         7,279,115,364
9) Increase in Long-term deposits                                               52,500,000
10) Increase in Long-term loans                                              4,199,137,697
11) Increase in Deposits                                                    11,565,197,510
12) Increase in Other investment assets                                      1,042,745,420
13) Acquisition of Buildings                                                   199,998,254
14) Increase in Vehicles                                                       128,283,913

15) Increase in Furniture and equipments                                    10,311,993,181
16) Increase in Assets under construction                                       11,626,157
17) Increase in Advances for customers                                      33,458,344,355
18) Decrease in Collective fund for default loss                             1,221,455,050
19) Increase in Dishonored bonds                                                         -
20) Increase in Dishonored notes                                                10,000,000
21) Increase in Intangible assets                                            6,087,186,183
III. Cash Flows from Financing Activities                                                                 (90,426,718,871)
1. Cash inflows from financing activities                                  115,214,328,558
1) Increase in Call money                                                                -
2) Increase in Short-term borrowings                                        68,243,468,560
3) Increase in Bonds sold under reverse resale agreement                     6,333,780,000
4) Increase in Accounts payable                                              6,116,918,088
5) Increase in Deposits for rent                                             4,520,161,910
6) Issuance of Debentures                                                   30,000,000,000
7) Issuance of Subordinated debentures                                                   -
2. Cash outflows from financing activities                                (205,641,047,429)
1) Decrease in Call money                                                   81,000,000,000
2) Decrease in Short-term borrowings                                           512,940,867
3) Decrease in Accounts payable                                                841,696,454
4) Payment of Dividends                                                                  -
5) Decrease in Deposits for rent                                            25,727,749,500
6) Decrease in Current portion of long-term liabilities                     30,000,000,000
7) Decrease in Current portion of long-term subordinated debentures         67,420,000,000
8) Occurrence of Discounts on stock issuance costs                             138,660,608
9) Acquisition of Treasury stock
IV. Decrease in Cash due to Change of Consolidation Scope                                                               -
V. Increase(Decrease) in Cash due to Foreign Currency Translation                                              90,253,649
VI. Net Increase (decrease) in Cash (I+II+III+IV+V)                                                          (225,692,300)
VII. Cash at Beginning of Year                                                                             14,855,061,267
VIII. Cash at End of Year                                                                                  14,629,368,967

      D.    Companies Excluded from the Consolidated Financial Statements

            -Not applicable

      5.    FINANCIAL STATUS PER BUSINESS DIVISION

            - Not applicable

IV. AUDITOR'S OPINION

1. AUDITOR'S (CPA) OPINION, ETC.

A. Auditor

   1ST QUARTER OF 6TH FY      1ST QUARTER OF 5TH FY             5TH FY                   4TH FY
   ---------------------      ---------------------             ------                   ------
Samjong Accounting Corp.    Samjong Accounting Corp.  Samjong Accounting Corp.   Samil Accounting Corp.

B. Auditor's Opinion

  FISCAL YEAR               SUMMARY OF AUDITOR'S OPINION AND OTHER COMMENTS
  -----------               -----------------------------------------------
1st quarter of 6th FY      Based on our review, nothing has come to our
                           attention that cause us to believe that financial
                           statements above are not presented fairly, in all
                           material respects, in accordance with the Financial
                           Accounting Standards in Korea.

1st quarter of 5th FY      Based on our review, nothing has come to our
                           attention that cause us to believe that financial
                           statements above are not presented fairly, in all
                           material respects, in accordance with the Financial
                           Accounting Standards in Korea.

        5th FY             Unqualified opinion

        4th FY             Unqualified opinion

C. Summary of Particular Comments

 FISCAL YEAR                  PARTICULAR COMMENTS (OR REFERENCES)
 -----------                  -----------------------------------
1st quarter of 6th FY      (1) Related Party Transaction

                           As described in Note 10 to the non-consolidated financial statements, Good Morning Shinhan Securities
                           Co., Ltd. (the "Company") recorded 2,536 million Won of revenue earned from and 4,446 million Won of expense incurred to Shinhan Financial Group Co., Ltd.
                           and other related parties for the quarter ended June
                           30, 2004. In addition, the Company has recorded receivables from and payables to related parties as of June 30, 2004 of 27,909 million Won and 174,505 million Won, respectively.

                           (2) Changes of Accounting

                           As described in Note 2 to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards No. 10 (Inventories),
                           12(Construction-Type Contracts), 13 (Rescheduling of receivables and payables), effective from the first fiscal year beginning after December 31, 2003 and prepared non-consolidated financial statements for the quarter ended June 30, 2004. These changes in accounting have no effect on retained earnings and net income of the Company.

1st quarter of 5th FY      (1) Related Party Transaction

                           As described in Note 9 to the non-consolidated financial statements, the Company recorded 183,022 million Won in revenue earned from and 6,394,119 million Won of expense incurred to Shinhan Financial
                           Group Co., Ltd. and other related parties for the quarter ended June 30, 2003. In addition, the Company has recorded receivables from and payables to related parties as of June 30, 2003 of 16,896,040 million Won and 170,408,253 million Won, respectively.

                           (2) Resettlement of selling price of troubled loans and put option As described in Note 24 to the non-consolidated financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation
                           ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. The insolvent companies obtained approval from the court for the receivership and 65,600 million Won of troubled loans, which was the unsettled amount out of the total proceeds from the sale of troubled loans, have been determined to be 61,600 million Won. Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of 61,600 million Won. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. As of June 30, 2003, the potential amount of put option or resettlement, which KAMCO can exercise, were estimated to be 29,200 million Won.

                           Also, the Company, in accordance with the contract for sale of bond entered into on March 28, 2003 with Global Korea Investment I Limited, sold 41,805,638 thousand Won (book value) of troubled loans related to Freyaworld Co. Ltd.(Advances for payment on bond guarantee and other advances for customers) at the price of 48,900,000 thousand Won. Accounting entry related to this transaction has been recorded on April 25, 2003, the payment date of the balance. If, however, the statements made in the aforementioned contract are not consistent with the facts, the Company is obligated to comply with the request of put option or resettlement by Global Korea Investment
                           I Limited within 18 months from the date of balance payment.

                           (3) Uncertainty related to corporate bonds issued by domestic card companies.


                           As of June 30, 2003, the Company holds marketable securities which include 26,068,181 thousand Won of corporate bonds issued by credit card companies. As of June 30, 2003, the credit card companies are experiencing financial difficulties and the corporate bonds issued by the above companies are suffering from liquidity problem. The accompanying financial statements do not reflect any uncertainties as the ultimate result cannot presently be estimated.

                           (4) loans to companies under receivership

                           As described in Note 6 to the non-consolidated financial statements, as of June 30, 2003, the Company is holding a book value amount of 10,705,704 million Won of loans to companies under receivership or composition procedure and recorded 7,906,351 million Won of allowance for bad debt against the balance after subtracting 990,390 million Won of present value discount due to rescheduling of receivable.

                           The amount which could be collected from borrowers under receivership or composition procedure would be affected by final approval from the court and execution of stabilization plan for business administration, and thus, at the present time, it is difficult to estimate the final result.

                           (5) Sales and lease back transaction

                           As described in Note 22 to the non-consolidated financial statements, the Company sold to Macquarie
                           Capital Korea Co., Ltd. furniture and equipments
                           (electronic apparatus) and related intangible assets at the price of 47,000 million Won and has leased back the assets for use. The Company recorded 29,043 million Won of revenue and expense related to the sale on a accrual basis since the above mentioned sales lease back transaction falls under operating lease in accordance with Article 23 of Lease
                           Accounting Standards and lease fee and sales price are determined based on fair market value.

                           (6) Change of Accounting

                           As described in Note 2 to the non-consolidated financial statements, the Company prepared the non-consolidated financial statements for the 1st quarter of 5th FY adopting Statements of Korea
                           Accounting Standards No. 2 through No. 9 which are compulsorily applied from the current quarter of the current fiscal year. This change of accounting policy is reasonable.

                            The financial statements for the year ended June 31, 2003, are classified in accordance with the previous
                            Statements of Korea Accounting Standards so long as the revised Statement does not specifically require such adoption.

                           However, for comparison purposes, some accounting items are reclassified as shown in the financial statements for the year ended June 30, 2003. This reclassification does not affect the Company's net income or net assets reported in prior fiscal year.

        5th FY             (1) Related Party Transaction

                           As described in Note 10 to the non-consolidated financial statements, the Company recorded 12,709 million Won of revenue earned from and 31,078 million
                           Won of expense incurred to Shinhan Financial Group
                           Co., Ltd. and other related parties for the year ended March 31, 2004. In addition, the Company has recorded receivables from and payables to related parties as of March 31, 2004 of 29,437 million Won and 174,628 million Won, respectively.

                           (2) Uncertainty related to corporate bonds issued by card companies, etc. As described in Note 24 to the non-consolidated financial statements, as of March
                           31, 2004, the Company is holding 4,879 million Won of debt securities issued by LG Card Co., Ltd., which are classified as short-term investment in securities. Actual losses on these securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company.

                           (3) Change of Accounting

                           As described in Note 2 to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, in preparing the non-consolidated financial statements for the current fiscal year.

        4th FY             (1) Merger

                           As described in Note 3 to the non-consolidated financial statements, on April 8, 2002, Shinhan
                           Financial Holding Co., Ltd. entered into a contract with Asia Pacific Growth Fund II, LP and another shareholder (major shareholders collectively owning
                           15.36%) to acquire the Company's shares and to become the largest shareholders, by holding 28.87% ownership in the Company. The Company held a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities
                           Co., Ltd. as of July 31, 2002. The Company issued
                           1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock has been issued as a result of the merger. The Company paid 13,293 million Won to employees as bonus and 11,882 million
                           Won as compensation to those who settled the accumulated retirement pay as a lump sum in relation to the above merger.

                           (2) Extinguishment of treasury common stock and Reduction of outstanding shares

                           As described in Note 14 to the non-consolidated financial statements, following the resolution from the board of directors meeting held on October 25, 2002, and the shareholders' meeting held on December
                           12, 2002, the Company extinguished 54,480,716 shares of treasury common stock and 2,771,874 shares of treasury preferred stock which were purchased to comply with dissenting shareholders' exercise of claims for stock purchase in relation to merger with Shinhan Securities Co., Ltd. Also, the Company reduced outstanding shares by the ratio of 1:0.9 as of December 24, 2002.

                           (3) Recognition of deferred tax assets for tax loss carried forward

                           As described in Note 16 to the non-consolidated financial statements, the Company did not recognized deferred tax assets for tax loss carried forward until March 31, 2002. However, as the Company's ordinary income for the past three years has been positive and the future average income is expected to surpass the tax loss carried forward as of March 31, 2003, the Company recorded 9,622 million Won of deferred income tax assets in relation to the tax loss carried forward.

                           (4) Resettlement of selling price of troubled loans and put option

                           As described in Note 13 to the non-consolidated financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset
                           Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. The insolvent companies obtained approval from the court for the receivership and 65,600 million Won of troubled loans, which was the unsettled amount out of the total proceeds from the sale of troubled loans, have been determined to be 61,600 million Won.
                           Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of 61,600 million Won. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. As of March 31, 2003, the potential amounts of put option or resettlement, which KAMCO can exercise, were estimated to be 29,200 million Won.

                           (5) Uncertainty related to corporate bonds issued by credit card companies and capital companies

                           As described in Note 5 to the non-consolidated financial statements, as of March 31, 2003, the Company holds marketable securities of 6,338 billion
                           Won, which include 1,808 billion Won of corporate bonds issued by credit card companies and capital companies. As of March 31, 2003, the credit card companies and capital companies are experiencing financial difficulties and the corporate bonds issued by the above companies are suffering from liquidity problem. The accompanying financial statements do not reflect any uncertainties as the ultimate result cannot presently be estimated.

                           (6) Related Party Transaction

                           As described in Note 18 to the non-consolidated financial statements, the Company had revenue of 12,498 million Won and expenses of 13,983 million Won with related parties for the year ended March 31, 2003 and a receivables and payables as of March 31, 2003 were 45,714 million Won and 188,611 million Won, respectively.

                           (7) Material Matters after date of the Balance Sheet

                           As described in Note 19 to the non-consolidated financial statements, on March 27, 2003, the Company signed a contract with Global Korea Investment I
                           Limited to sell its troubled loans of Hynix Co., Ltd.
                           (book value as of March 31, 2003: 41,806 million Won) at 48,900 million Won, which will come into force on April 25, 2003.

        3rd FY             (1) Material Matters after date of the Balance Sheet
                           (Change of the major shareholders and Shinhan
                           Securities Co., Ltd.'s plan for merger with the Company.)

                           As described in Note 19 to the non-consolidated financial statements, on April 8, 2002, Shinhan
                           Financial Holding Co. made a contract with Asia
                           Pacific Growth Fund II, LP and another
                           shareholder(major shareholders collectively holding
                           15.36%) of the Company to acquire the Company's shares held by the major shareholders and to become the largest shareholders, by holding a combined
                           28.87% ownership in the Company. The Company plans to hold a shareholders' meeting on June 27, 2002 for the resolution of the merger with Shinhan Securities Co., Ltd. as of July 31, 2002. The Company will issue
                           1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock will be issued as a result of the merger.

                           (2) Resettlement of selling price of troubled loans and put option

                           As described in Note 13 to the non-consolidated consolidated financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. The insolvent companies obtained approval from the court for the receivership and 65,600 million Won of troubled loans, which was the unsettled amount out of the total proceeds from the sale of troubled loans, have been determined to be 61,600 million Won.
                           Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of 61,600 million Won. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled.
                           During the year ended March 31, 2002, the Company reacquired 32,400 million Won of the troubled loans of the companies which failed to make required payments within due dates.

                           (3) Uncertainties in economic conditions

                           As described in Note 13 to the non-consolidated financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties of the financial position of the Company as of the balance sheet date cannot presently be determined. Therefore, any amendments related to the foregoing uncertainties have not been reflected in the Company's financial statements.

2. AUDITOR'S OPINION ON CONSOLIDATED FINANCIAL STATEMENTS

A. Auditor

         5TH FY                                 4TH FY                          3RD FY
         ------                                 ------                          ------
Samjong Accounting Corp.                Samil Accounting Corp.          Samil Accounting Corp.

B. Consolidated Auditor's Opinion

FISCAL YEAR                             AUDITOR'S OPINION AND OTHER COMMENTS
-----------                             ------------------------------------
   5TH FY                                        Unqualified opinion

   4TH FY                                        Unqualified opinion

   3RD FY                                        Unqualified opinion

C. Summary of Particular Comments

       FISCAL YEAR                      PARTICULAR COMMENTS
       -----------                      -------------------

        5th FY             (1) Related Party Transaction

                           As described in Note 11 to the consolidated financial statements, the Company recorded 2,236 million Won of revenue earned from and 23,632 million Won of expense incurred to Shinhan Financial Group Co., Ltd. and other related parties for the year ended March 31, 2004. In addition, as of March 31, 2004, the Company has recorded 29,437 million Won of receivables from and 172,677 million Won of payables to related parties, respectively.

                           (2) Uncertainty related to debt securities issued by LG Card Co., Ltd., etc. As described in Note 25 to the consolidated financial statements, as of March
                           31, 2004, the Company is holding 4,879 million Won of debt securities issued by LG Card Co., Ltd., which are classified as short-term investment in securities. Actual losses on these securities may differ materially from the management's assessments and the accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company.

                           (3) Change of Accounting

                           As described in Note 2 to the consolidated financial statements, the Company adopted Statements of Korea
                           Accounting Standards No. 2 through No. 9, effective from the first fiscal year beginning after December
                           31, 2002, in preparing the consolidated financial statements for the current fiscal year.

        4th FY             (1) Change of Consolidation Scope

                           As described in Note 1 to the consolidated financial statements, the financial statements of Good Morning
                           Investment Trust Management Co., Ltd., which were included in previous consolidated financial statements, are excluded from the accompanying 2003 consolidated financial statements due to sale of Good
                           Morning Investment Trust Management Co, Ltd,'s shares by the Company.

                           (2) Merger

                           As described in Note 3 to the consolidated financial statements, on April 8,

                           2002, Shinhan Financial Holding Co., Ltd. entered into a contract with Asia Pacific Growth Fund II, LP and another shareholder (major shareholders collectively holding 15.36%) to acquire the Company's shares and to become the largest shareholders, by holding 28.87% ownership in the Company. The Company held a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities Co., Ltd. as of July 31, 2002. The
                           Company issued 1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock has been issued as a result of the merger. The Company paid 13,293 million Won to employees as bonus and compensation of 11,882 million
                           Won as compensation to those who settled the accumulated retirement pay as a lump sum in relation to the above merger.

                           (3) Extinguishment of treasury common stock and Reduction of outstanding shares

                           As described in Note 14 to the consolidated financial statements, following the resolution from the board of directors meeting held on October 25, 2002 and the shareholders' meeting held on December 12, 2002, the Company extinguished 54,480,716 shares of treasury common stock and 2,771,874 shares of treasury preferred stock which were purchased to comply with dissenting shareholders' exercise of claims for stock purchase in relation to merger with Shinhan
                           Securities Co., Ltd. Also, the Company reduced outstanding shares by the ratio of 1:0.9 as of December 24, 2002.

                           (4) Recognition of deferred tax assets for tax loss carried forward

                           As described in Note 16 to the consolidated financial statements, the Company did not recognized deferred tax assets for tax loss carried forward until March
                           31, 2002. However, as the Company's ordinary income for the past three years has been positive and the future average income is expected to surpass the tax loss carried forward as of March 31, 2003, the Company recorded 9,622 million Won of deferred income tax assets in relation to the tax loss carried forward.

                           (5) Resettlement of selling price of troubled loans and put option

                           As described in Note 13 to the consolidated financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset
                           Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December

                           12, 1998. The insolvent companies obtained approval from the court for the receivership and 65,600 million Won of troubled loans, which was the unsettled amount out of the total proceeds from the sale of troubled loans, have been determined to be 61,600 million Won. Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of 61,600 million Won. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. As of March 31, 2003, the potential amounts of put option or resettlement, which KAMCO can exercise, were estimated to be 29,200 million Won.

                           (6) Uncertainty related to corporate bonds issued by credit card companies and capital companies

                           As described in Note 5 to the consolidated financial statements, as of March 31, 2003, the Company holds marketable securities of 6,338 billion Won, which include 1,808 billion Won of corporate bonds issued by credit card companies and capital companies. As of March 31, 2003, the credit card companies and capital companies are experiencing financial difficulties and the corporate bonds issued by the above companies are suffering from liquidity problem. The accompanying financial statements do not reflect any uncertainties as the ultimate result cannot presently be estimated.

                           (7) Material Matters after date of the Balance Sheet

                           As described in Note 20 to the consolidated financial statements, on March 27, 2003, the Company signed a contract with Global Korea Investment I Limited to sell its troubled loans of Hynix Co., Ltd. (book value as of March 31, 2003: 41,806 million Won) at 48,900 million Won, which will come into force on April 25, 2003.

        3rd FY             (1) Material Matters after date of the Balance Sheet
                           (Change of the major shareholders and Shinhan
                           Securities Co., Ltd.'s plan for merger with the Company)

                           As described in Note 19 to the consolidated financial statements, on April 8, 2002, Shinhan Financial
                           Holding Co. made a contract with Asia Pacific Growth
                           Fund II, LP and another shareholder(major shareholders collectively holding 15.36%) collectively holding 15.36% of the Company to acquire the Company's shares held by the major shareholders and to become the largest shareholders, by holding a combined 28.87% ownership in the Company. The Company plans to hold a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities Co.,

                           Ltd. as of July 31, 2002. The Company will issue
                           1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock will be issued as a result of the merger.

                           (2) Resettlement of selling price of troubled loans and put option

                           As described in Note 13 to the consolidated financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset
                           Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. The insolvent companies obtained approval from the court for the receivership and 65,600 million Won of troubled loans, which was the unsettled amount out of the total proceeds from the sale of troubled loans, have been determined to be 61,600 million Won.
                           Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of 61,600 million Won. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled.
                           During the year ended March 31, 2002, the Company reacquired 32,400 million Won of the troubled loans of the companies which failed to make required payments within due dates.

                           (3) Uncertainties in economic conditions

                           As described in Note 13 to the consolidated financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia
                           Pacific region. The ultimate effect of these uncertainties of the financial position of the Company as of the balance sheet date cannot presently be determined. Therefore, any amendments related to the foregoing uncertainties have not been reflected in the Company's financial statements.

3. OTHERS

   - N/A

V. STATUS OF CORPORATE GOVERNANCE STRUCTURE AND AFFILIATES, ETC.

1. SUMMARY OF CORPORATE GOVERNANCE STRUCTURE

A. Matters concerning Board of Directors

      (1) Matters concerning the organization of board of directors

            (A) Authority of board of directors

                        The company's Board of directors deliberate and resolve material matters concerning the company including the following: matters relating to the general meeting of shareholders; the provision, amendment or deletion of the articles of incorporation and other important internal regulations; paid-in-capital and capital stock; basic matters concerning management and operation; matters relating to financing; matters relating to assets of the company; matters relating to directors; matters relating to execution of material contracts; and etc.

                        Committees of the board of directors report to the board regarding the following matters: the execution of the resolutions of the board of directors and their results; the analysis of activities of committees of the board and their results; matters designated as items to be reported to the board in other internal regulations; other matters as deemed necessary by the chairman of the board of directors or the representative director/president of the company.

                  (B) Whether personal information regarding a candidate for a directorship is announced prior to the general meeting of the shareholders and whether such candidate is supported by a shareholders' recommendation.

                  - Personal information regarding a director candidate are reported to each shareholder through a report of resolutions of the board of directors, public notice and individual notice of convening of general shareholders' meeting and publication of matters relating to management.

                  - Candidates are recommended for appointment by the recommendation committee of the board of directors.

                  (C) Establishment of the outside director recommendation committee and its composition

     NAME        SERVING AS OUTSIDE DIRECTOR OR NOT  REMARKS
---------------  ----------------------------------  -------
 Chil Sun Hong                   No
 Kang Won Lee                    No
Hong Ryul Cheon                 Yes
 Kyung Ho Kim                   Yes

            (D) Outside directors

                                                                                           RELATIONSHIP
                                                                                           WITH LARGEST
   NAME                                     MAJOR WORK EXPERIENCE                           SHAREHOLDER   REMARKS
---------------    ---------------------------------------------------------------------   ------------   -------
Jin Won Park       1970.    Seoul National University (B.A. in Business)
                   1980     Completion of Ph.D course at Columbia University in
                            Economics
                   1990     Brooklyn Law School (J.D.)
                   1990     Paul Hastings Janofsky & Walker NY Office, Attorney
                   1993     Gribson Dunn & Crutcher NY Office, Attorney                         N/A
                   1995~    Shin & Kim, US Legal Consultant(current)

Hyoung Tae Kim     1985     Seoul National University (B.A. in Business Management)
                   1987     Seoul National University (M.A. in Business Management)
                   1993     Seoul National University (Ph.D. in Business Management)
                   1993     MIT post-doctorate
                   1995     Wharton School Senior Research Fellow
                   1998     Korea Securities Research Institute, Research Fellow                N/A
                   2003~    Korea Securities Research Institute, Vice President

Hong Ryul Cheon    1972.02  Yonsei University (B.A. in Public Administration)
                   1977.02  Seoul National University (M.A. in Public Administration)
                   1985.    Office of Finance Policies, Ministry of Finance and Economy,
                            Assistant director in charge of securities policy,
                   1999.05  Financial Supervisory Commission, member of Regulations
                            Review Committee                                                    N/A
                   1997.~   Kim & Chang, Senior Advisor

 Kyung Ho Kim      1973.02  Gyeonggi High School
                   1978.02  Seoul National University (B.A. in Business Management)
                   1987.08  Purdue University (Ph.D. in Business Management)
                   1987.09  University of California, Los Angeles, Assistant
                            Professor
                   2000.12  Korea Accounting Research Institute, Senior Member of
                            Accounting Standard Committee                                       N/A
                   1991.08  Hongik University, Professor of Business Administration
                            (current)

            (E) Whether directors are covered by directors' liability insurance

                                                              AMOUNT PAID BY THE
         NAME                PREMIUM        INSURANCE VALUE        COMPANY               REMARKS
-----------------------  ---------------  ------------------  ------------------  -------------------------
All officers of Shinhan  675 million Won  30,000 million Won     675 million Won  Insurance premium and
Financial Group and its                                                           amount paid by the
       affiliate                                                                  company are calculated on
                                                                                  a annual basis

Note) The above directors' liability insurance is provided by Shinhan Financial Group at a group level.

      (2) Matters concerning the operations of the board of directors

            (A) Material terms of regulations concerning the operation of board of directors

            1) Duty of board of directors

                  To approve management strategy and management objectives and supervise their implementation

                  To assess the appropriateness of the internal control system such those relating to risk management and to create an internal control environment for the purpose of maintaining sound management of the company

            2) Organization of committee

                  Audit, recommendation, compensation and risk management committees shall be established and other committees may be established as needed by a resolution of the board of directors (Abolition of execution committee: the resolution of the board of directors on May 7, 2003, abolition of regulations concerning the committee).

                  The composition and management of committees are governed by regulations concerning committees, which are established separately.

                  Committees shall report their resolutions to the board, and the board may deliberate and resolve on matters that have been decided by the committees.

            3) Convening of board of directors and person entitled to convene a meeting

                  Ordinary meeting of board of directors: once in every quarter

                  Extraordinary meeting of board of directors: in case the chairman of the board or the representative director/president deems that a convening of a meeting is necessary or more than three directors make a request for a meeting, a meeting may be convened by the parties entitled to call such meeting designating a place and time for the meeting.

            4) Convening notice

                  Notice of convening of a meeting should be sent to each director at least seven days before the date of the meeting. However, in case of an emergency, such notice period may be shortened by a post or prior consent by more than a majority of the directors.

            5) Distribution of agenda

                  Agenda for a meeting of the board of directors or a committee should be distributed to all directors, members of committees and such others who will be present at the meeting, as applicable, no later than five days before the date of the meeting.

            6) Matters subject to resolution

                  -     Matters relating to the general meeting of shareholders

                  - Matters relating to provision, amendment or deletion of the articles of incorporation or important internal regulations

                  -     Matters relating to paid-in-capital and capital stock

                  - Basic matters relating to the operation and management of the company

                  -     Matters relating to financing

                  -     Matters relating to assets owned by the company

                  -     Matters relating to directors

                  -     Matters relating to execution of material contracts

                  -     Other important matters

            7) Method of resolution

                  - Except as otherwise stated in relevant law, regulations or the articles of incorporation, a quorum is constituted by the presence of the majority of registered directors and a resolution is adopted by the affirmative votes of the majority of directors present.

                  - It is possible for all or some of the members of the board not to be physically present at a meeting but participate in the meeting by a communication tool that is capable of transmitting and receiving both visual images and voice, and in such case, the directors participating by such means will be deemed to have been directly present at the meeting.

            (B) Major activities of board of directors

FREQUENCY  DATE OF MEETING                            AGENDA                            APPROVED OR NOT  REMARKS
--------   ---------------  ----------------------------------------------------------  ---------------  -------
    1        2004.04.14     Approval of financial statements for the fifth fiscal year      Approved
                            Renewal of current account and outstanding debt

    2        2004.05.11     Convening of the fifth general meeting of the shareholders      Approved
                            Revision of important internal regulations; changes in
                            name and location of branches
                            Renewal of current account and outstanding debt


    3        2004.05.28     Appointment of the representative director/president            Approved
                            Organization of committees under the board of directors
                            Cancellation of stock options that have been granted
                            Name changes of branches

    4        2004.07.29     Appointment of managing officer                                 Approved
                            Organizational restructuring of 2004
                            Transfer of branches
                            Change of general managers

    5        2004.09.17     Share swap with Shinhan Financial Group                         Approved
                            Convocation of an extraordinary shareholders meeting
                            Convocation of an extraordinary shareholders meeting for
                            preferred shareholders

            (C) Major activities of outside directors on the board

FREQUENCY  DATE OF MEETING  NUMBER OF OUTSIDE DIRECTORS PRESENT  REMARKS
---------  ---------------  -----------------------------------  -------
    1        2004.04.14                     2(2)
    2        2004.05.11                     2(2)
    3        2004.05.28                     4(4)
    4        2004.07.29                     4(4)
    5        2004.09.17                     4(4)

            (D) Status of committees of the board of directors and activities thereof
                        As of June 30, 2004

                           NUMBER OF
    NAME OF COMMITTEE       MEMBERS         STATUS OF MEMBERS         STATUS OF OUTSIDE DIRECTORS
-------------------------  ---------  -----------------------------  -----------------------------
Recommendation Committee       4       Kang Won Lee, Chil Sun Hong,  Hong Ryul Cheon, Kyung Ho Kim
                                      Hong Ryul Cheon, Kyung Ho Kim

 Compensation Committee        3       Chil Sun Hong, Jin Won Park,   Jin Won Park, Kyung Ho Kim
                                               Kyung Ho Kim

Risk Management Committee      3      Jin Won Park, Hyoung Tae Kim,  Jin Won Park, Hyung Tae Kim,
                                              Hong Ryul Jeon                Hong Ryul Cheon

     Audit Committee           3       Sung No Lee, Hyoung Tae Kim,  Hyoung Tae Kim, Kyung Ho Kim
                                              Kyung Ho Kim

B. Matters concerning audit system

      (1) Matters relating to audit organization

            (A) Establishment and composition of audit committee, etc.

                                                                            DATE OF LATEST
  CLASSIFICATION    ESTABLISHED OR NOT        METHOD OF ORGANIZATION         APPOINTMENT    REMARKS
------------------  ------------------  ----------------------------------  --------------  -------
  Audit Committee           Yes         Standing member Sung No Lee            2004.5.28
                                        Outside director Hyoung Tae Kim        2004.5.28
                                        Outside director Kyung Ho Kim          2004.5.28

Compliance officer          Yes         Appointed by the board of director      2003.2.6

            (B) Whether internal mechanisms are established for the audit committee to have access to needed business information in carrying out its duties

            **    Duties of the audit committee are stipulated in Article 43.

                     -     Auditing of performance and accounting of the company

                     - Right to request convening of an extraordinary general meeting of shareholders

                     -     Right to request business reports from subsidiaries

                     -     Right to appoint an independent auditor

            ** Rights and duties of the audit committee pursuant to Article 3 and 4 of Audit committee regulations

            1) Duties of the audit committee

                     - To establish internal audit plans, which consist of financial, performance, compliance, management and IT audits; to execute the audit plans, evaluate results thereof, implement post-audit measures and present measures for improvement

                     - To evaluate the overall internal control system of the company and present measures for improvement

                     - To consent to the appointment or dismissal of the head of an internal audit division

                  -     To approve appointment of an independent auditor

                  -     To evaluate audit performance of an independent auditor

                  - To confirm whether relevant measures have been taken in response to audit findings

                  - To deal with matters delegated to the committee by the board of directors and matters specified for its action under relevant law and regulations and the articles of incorporation

                  - To carry out audits concerning other matters as directed by a regulatory authority or as deemed necessary by the board of directors or committees

            2) Authority of audit committee

                  - As a matter of principal, right of access to all information within the company (the management shall provide all information relating to the management of the company that are material to the committee for the performance of its duties).

                  - Right to request attendance of or responses from relevant persons

                  -     Sealing of warehouse, safe, account book or products

                  - Right to request materials for investigation of related party transactions

                  - Right to request other matters necessary for the performance of its audit activities

            ** The performance standards and procedures that apply to the Audit committee are stated in the audit committee regulations

            **    Operation of standing audit team

            (C) Personal information concerning the members of the audit committee

     NAME                                MAJOR WORK EXPERIENCE                               REMARKS
--------------  ---------------------------------------------------------------------------  -------
Hyoung Tae Kim  University of Pennsylvania, Wharton School
                Senior Research Fellow
                Korea Securities Research Institute, Research Fellow
                Korea Securities Research Institute, Vice-President

 Sung No Lee    Bank of Korea; Senior Director of Planning and Coordination,
                Financial Supervisory Commission

 Kyung Ho Kim   Purdue University (Ph.D. in Business Management); University of California,
                Los Angeles, Assistant Professor
                Korea Accounting Institute, Senior Member of Accounting Standard Committee
                Hongik University, Professor of Business Administration

            (D) Particulars of major activities of Audit committee

            DATE OF                                                                     APPROVED OR
FREQUENCY   MEETING                           DETAILS OF AGENDA                             NOT       REMARKS
---------  ----------  --------------------------------------------------------------   -----------   -------
     1     2004.05.04  1. Approval of amendments to audit committee regulations          Approved
                          concerning the duties of the audit committee
                       2. Review of financial statements for the fifth fiscal term       Approved
                       3. Review of audit committee regulation revisions                     -        Reported
                       4. Reports of the contents of a financial audit carried out by
                          outside auditors                                                   -        Reported
                       5. Reports of an internal accounting management system for the
                          2nd half of 2003 fiscal year                                       -        Reported
                       6. Reports of audit team performance for the 1/4 quarter of
                          2004
                       7. Reports of observer team performance for the 1/4 quarter of        -        Reported
                          2004
                                                                                             -        Reported

    2      2004.07.29  1. Report on the operation of Internal control                        -        Reported
                          procedure
                       2. Reports of audit team performance for the 2/4                      -        Reported
                          quarter of 2004
                       3. Reports of observer team performance for the 2/4                   -        Reported
                          quarter of 2004

C. Matters relating to Exercise of Shareholders' Voting Rights

      (1)   Whether a cumulative voting system is to be adopted

                     Exclusion of cumulative voting system (Article 30-3)

      (2) Whether a written voting or electronic voting system is to be adopted

                     - In the event that the board of directors approves the convening of the general meeting of shareholders, and in such approval it is resolved that the voting may be exercised in writing, then the voting right may be exercised in writing at such meeting (Article 27-3).

      (3)   Exercise of Minority Shareholders' Rights

                     -     N/A

D. Compensation for Officers, Etc.

      (1) Status of compensation for directors (including outside directors) and members of audit committee

                               (Unit: Million Won)

                                AMOUNT APPROVED AT THE
                                  GENERAL MEETING OF    AVERAGE PAID AMOUNT PER  REMARKS
CLASSIFICATION    TOTAL AMOUNT      SHAREHOLDERS                PERSON
---------------   ------------  ----------------------  -----------------------  -------
   Directors          137                                         34

Members of audit      57                2,500                     19
   committee

      (2)   Details of Stock Options Granted to Officers

            For the details, see "I. Company Overview, 4. Total Number of
            Shares"

      2. STATUS OF AFFILIATES

      A. Status of Ratio of Investment in Affiliates and Subsidiaries

B. Performance of Affiliates and Subsidiaries

Company: Shinhan Bank
ID No.: 00137571
(Unit: 100 Million Won)

       CLASSIFICATION       22ND FY  21ST FY  20TH FY
--------------------------  -------  -------  -------
[Assets]
-Cash & Due from Bank        35,478   20,477   21,179
-Marketable Securities        7,382    4,670    6,425
-Investment Securities      148,540  133,880  133,777
-Loans                      477,839  405,790  338,812
-Fixed Assets                 6,392    6,297    6,036
-Other Assets                25,081   17,780   27,331
Total Assets                700,712  588,894  533,560
[Liabilities]
-Deposits                   419,918  351,835  318,929
-Borrowings                 106,220  105,987   96,620
-Debentures                  91,160   60,688   35,125
-Other Liabilities           48,260   41,779   51,177
Total Liabilities           665,558  560,289  501,851
[Capital Stock]              12,240   12,232   13,759
[Capital Surplus]             8,178    8,178    9,119
[Retained Earnings]          12,682    7,912    7,276
[Capital Adjustment]          2,053      283    1,555
Total Stockholder's Equity   35,154   28,605   31,709
Operating Revenues           48,520   48,213   46,796
Operating Expenses           41,806   38,889   42,391
Operating Income              6,714    9,324    4,405
Ordinary Income               6,858    8,430    4,957
Net Income for the Year       4,760    5,959    3,471

Company: Chohung Bank Co.,Ltd.
ID NO.:00149293
(UNIT: 100 Million Won)

     CLASSIFICATION                             172ND FY           171ST FY              170TH FY
     --------------                            -----------         -----------          -----------
[Assets]
-Cash&Due from Bank                                 15,506              26,988                20,379
-Marketable Securities                              11,246               9,902                12,369
-Investment Securities                              80,837             100,824               128,394
-Loans                                             427,017             453,285               344,430
-Fixed Assets                                       12,807              14,153                15,658
-Other Assets                                       44,866              56,811                39,033
Total Assets                                       592,279             661,963               560,263
[Liabilities]
-Deposits                                          400,301             451,258               389,221
-Borrowings                                         57,119              68,437                74,297
-Debentures                                         64,242              56,723                24,197
-Other Liabilities                                  51,230              62,621                47,189
Total Liabilities                                  572,892             639,040               534,905
[Capital Stock]                                     35,956              33,956                33,954
[Capital Surplus]                                        -                 452                     -
[Retained Earnings]                                -18,858              -9,659                -3,796
[Capital Adjustment]                                 2,289              -1,826                -4,799
Total Stockholder's Equity                          19,386              22,923                25,358
Operating Revenues                                  54,252              53,171                51,923
Operating Expenses                                  61,071              54,518                44,662
Operating Income                                    -6,819              -1,347                 7,261
Ordinary Income                                     -9,158              -6,112                 3,364
Net Income for the Year                             -9,660              -5,860                 5,225

Company: Shinhan Card Co.,Ltd
ID No.: 00426998
(Unit: Million Won)

                                                             2ND FY                                1ST FY
     CLASSIFICATION                                        (2003.12.31)                          (2002.12.31)
     --------------                                        -----------                            -----------
[Current Assets]                                              175,675                               15,958
-Quick Assets                                                 175,675                               15,958
[Credit Card Assets]                                        1,057,167                            2,439,076
[Fixed Assets]                                                545,350                               18,661
-Investment Assets                                            535,277                                7,946
-Tangible Assets                                               10,073                               10,715
Total Assets                                                1,778,191                            2,473,695
[Current Liabilities]                                         568,900                            1,815,992
[Fixed Liabilities]                                         1,051,656                              410,242
Total Liabilities                                           1,620,555                            2,226,234
[Capital Stock]                                               152,847                              152,847

[Capital Surplus]                                              94,109                               94,109
[Retained Earnings]                                           -89,320                                  504
[Capital Adjustment]                                                -                                    -
Total Stockholder's Equity                                    157,636                              247,461
Operating Revenues                                            431,863                              228,954
Operating Expenses                                            506,606                              228,213
Operating Income                                              -74,743                                  741
Ordinary Income                                               -90,603                                  798
Net Income for the Year                                       -89,824                                  504

Company: Shinhan Capital Co.,Ltd.
ID No.: 00137456
(Unit: Million Won)

                                             13TH FY                   12TH FY                    11ST FY
     CLASSIFICATION                       (2003.12.31)               (2002.12.31)               (2001.12.31)
     --------------                       -----------                -----------                -----------
[Current Assets]                               85,063                     58,415                    80,600
[Finance Assets]                              226,401                    136,811                    93,878
[Lease Assets]                                771,062                    703,227                   615,715
[Investment in Venture                            894                      1,120                     2,199
Companies]
[Fixed Assets]                                 70,486                     60,581                    65,290
Total Assets                                1,153,907                    960,235                   857,682
[Current Liabilities]                         337,511                    278,420                   284,173
[Fixed Liabilities]                           714,172                    598,131                   492,323
Total Liabilities                           1,051,683                    876,551                   776,496
[Capital Stock]                                80,000                     80,000                    80,000
[Capital Surplus]                                   -                          -                         -
[Retained Earnings]                            22,852                      7,098                     3,333
[Capital Adjustment]                             -628                     -3,414                    -2,147
Total Stockholder's Equity                    102,224                     83,684                    81,186
Operating Revenues                            145,355                    118,470                   150,281
Operating Expenses                            116,084                    109,928                   179,817
Operating Income                               29,271                      8,541                   -29,536
Ordinary Income                                22,565                      5,565                   -32,527
Net Income for the Year                        15,755                      3,827                   -23,049

Company: Shinhan BNP Paribas Investment Trust Management Co., Ltd. ID No. : 00243553
(Unit: Million Won)

                                            8TH FY                     7TH FY                      6TH FY
     CLASSIFICATION                       (2004.3.31)                (2003.3.31)                 (2002.3.31)
     --------------                       -----------                -----------                 -----------
[Current Assets]                               43,296                     36,374                    42,972
-Cash & Due from Bank                          30,904                     24,201                    24,182
-Marketable Securities                          9,601                      9,525                    13,089
-Loans                                            255                          -                       106

-Other Current Assets                           2,357                      2,648                     5,595
[Fixed Assets]                                  5,717                      8,934                     3,217
-Investment securities                            694                      3,005                       304
-Investment Assets                              4,262                      4,836                     1,346
-Tangible Assets                                  611                        844                       896
-Other Fixed Assets                               150                        249                       671
Total Assets                                   49,013                     45,308                    46,189
[Current Liabilities]                           2,414                      1,259                     4,590
[Fixed Liabilities]                               500                        237                       245
Total Liabilities                               2,914                      1,496                     4,835
[Capital Stock]                                40,000                     40,000                    40,000
[Capital Surplus]                                   -                          -                         -
[Retained Earnings]                             6,063                      3,887                     1,428
[Capital Adjustment]                               36                        -74                       -74
Total Stockholder's Equity                     46,099                     43,812                    41,354
Operating Revenues                             12,739                      9,873                    11,267
Operating Expenses                              7,319                      4,614                     5,417
Operating Income                                5,420                      5,259                     5,850
Ordinary Income                                 6,059                      5,407                     5,304
Net Income for the Year                         4,251                      3,810                     3,628

Company: Jeju Bank
ID No.: 00148832
(Unit: Million Won)

                                            44TH FY                     43RD FY                  42ND FY
     CLASSIFICATION                       (2003.12.31)               (2002.12.31)              (2001.12.31)
     --------------                       -----------                -----------               -----------
[Assets]
-Cash & Due from Bank                          72,532                     59,508                    70,685
-Marketable Securities                         18,569                     50,671                     1,356
-Investment Securities                        224,455                    225,902                   286,907
-Loans                                      1,326,103                  1,317,843                   961,793
-Fixed Assets                                  52,199                     54,970                    44,857
-Other Assets                                  92,103                     91,754                    79,216
Total Assets                                1,785,961                  1,800,648                 1,444,814
[Liabilities]
-Deposits                                   1,438,284                  1,399,105                   117,312
-Borrowings                                    83,299                    106,252                    56,999
-Debentures                                    35,000                     35,000                   135,332
-Other Liabilities                            125,745                    155,338                 1,383,664
Total Liabilities                           1,682,328                  1,695,695                 1,074,021

[Capital Stock]                                77,644                     77,644                    55,460
[Capital Surplus]                              10,311                     10,311                    10,311
[Retained Earnings]                            13,181                     12,502                         -
[Capital Adjustment]                            2,496                      4,496                    -4,621
Total Stockholder's Equity                    103,633                    104,953                    61,150
Operating Revenues                            137,125                    145,558                   118,756
Operating Income                                  157                     16,154                     2,197
Net Income for the Year                         4,751                     12,502                     1,163

Company: e-Shinhan, Inc.
ID No.: -
(Unit: Million Won)

                                             3RD FY                    2ND FY                     1ST FY
     CLASSIFICATION                       (2003.12.31)               (2002.12.31)              (2001.12.31)
     --------------                       -----------                -----------               -----------
[Current Assets]                                2,706                      4,210                     4,311
-Quick Assets                                   2,706                      4,210                     4,311
[Fixed Assets]                                  1,218                      1,548                     2,160
-Investment Assets                                412                        313                       293
-Tangible Assets                                  420                        675                     1,159
-Intangible Assets                                386                        560                       708
Total Assets                                    3,924                      5,758                     6,471
[Current Liabilities]                             162                        427                       130
[Fixed Liabilities]                                63                         48                         -
Total Liabilities                                 225                        475                       130
[Capital Stock]                                 2,820                      2,820                     2,820
[Capital Surplus]                               6,710                      6,710                     6,710
[Retained Earnings]                            -5,866                     -4,282                    -3,189
[Capital Adjustment]                               35                         35                         -
Total Stockholder's Equity                      3,699                      5,283                     6,341
Operating Revenues                              1,714                      2,529                    -3,189
Operating Expenses                              3,361                      3,776                     3,659
Operating Income                               -1,647                     -1,247                    -6,848
Ordinary Income                                -1,583                     -1,094                    -3,189
Net Income for the Year                        -1,583                     -1,094                    -3,189

[ ] The financial statements for the 1st FY have not been audited.

Company: Shinhan Macquarie Financial Advisory Co., Ltd.
ID No.: -
(Unit: Million Won)

                                             3RD FY                     2ND FY                    1ST FY
     CLASSIFICATION                       (2004.3.31)                 (2003.3.31)               (2002.3.31)
     --------------                       -----------                 -----------               -----------
[Current Assets]                               17,056                      4,317                     6,468
-Quick Assets                                  17,056                      4,317                     6,468
[Fixed Assets]                                    647                        703                       183
-Investment Assets                                479                        475                        71
-Tangible Assets                                  168                        178                        52
-Intangible Assets                                  -                         50                        60
Total Assets                                   17,703                      5,020                     6,651
[Current Liabilities]                          13,140                      4,064                     5,554
Total Liabilities                              13,414                      4,064                     5,554
[Capital Stock]                                 1,000                      1,000                     1,000
[Capital Surplus]                                   -                          -                         -
[Retained Earnings]                             3,289                        -44                        97
[Capital Adjustment]                                -                          -                         -
Total Stockholder's Equity                      4,289                        956                     1,097
Operating Revenues                             16,169                      2,487                     5,850
Operating Expenses                             10,822                      2,617                     4,261
Operating Income                                5,347                        129                     1,589
Ordinary Income                                 5,345                       -534                     1,539
Net Income for the Year                         3,368                       -268                     1,070

Company : Shinhan Credit Information Co., Ltd.
ID No. :-
(Unit:Million Won)

                                             2ND FY                  1ST FY
     CLASSIFICATION                       (2003.12.31)             (2002.12.31)
     --------------                       ------------             ------------
[Current Assets]                               6,831                    2,445
-Quick Assets                                  6,831                    2,445
[Fixed Assets]                                 6,757                    1,486
-Investment Assets                             3,543                      806
-Tangible Assets                               2,519                      677
-Intangible Assets                               695                        3
Total Assets                                  13,588                    3,931
[Current Liabilities]                          3,585                      804
[Fixed Liabilities]                            6,141                        6
Total Liabilities                              9,726                      810
[Capital Stock]                                3,000                    3,000
[Capital Surplus]                                  -                        -
[Retained Earnings]                              862                      121
[Capital Adjustment]                               -                        -
Total Stockholder's Equity                     3,862                    3,121
Operating Revenues                            25,557                    3,137
Operating Expenses                            24,309                    3,001
      Operating Income                         1,248                      136
Ordinary Income                                1,096                      162
Net Income for the Year                          741                      121

Company: SH&C Life Insurance Co., Ltd.
ID No.: -
(Unit: Million Won)

                               2ND FY       1ST FY
CLASSIFICATION               (2004.3.31)  (2003.3.31)
--------------               -----------  -----------
[Cash & Due from Bank]          14,738      11,648
[Investment Securities]         54,547      15,197
Total Assets                   140,105      29,297
[Other Liabilities]             74,324         311
Total Liabilities              113,961         311
[Capital Stock]                 30,000      30,000
[Capital Surplus]                    -           -
[Retained Earnings]                  -           -
[Capital Adjustment]               869         576
Total Stockholder's Equity      26,143      28,986
Operating Revenues              52,100         882
Operating Expenses              55,492       2,471
Operating Income                -3,392      -1,589
Ordinary Income                 -3,136      -1,589
Net Income for the Year         -3,136      -1,589

Company: Shinhan Finance Ltd.
ID No.: -
(Unit: Million Won)

CLASSIFICATION                                                     2003.12.31   2002.12.31    2001.12.31
--------------                                                     ----------   ----------    ----------
[Assets]
-Loans in Foreign Currency                                          370,131       167,667       284,730
-Due from Banks in Foreign Currency                                   2,247         3,586       162,775
-Bills Bought in Foreign Currency                                    14,577        20,235         5,078
-Securities                                                         136,501       118,133        90,043
-Allowance for Possible Loan Losses                                  -1,388        -3,266        -3,949
-Other Assets                                                         1,974         2,689         3,286
-Fixed Assets for Operations                                            137           374           437
Total Assets                                                        524,180       513,726       542,399
[Liabilities]
-Deposits in Foreign Currency                                        60,964        75,974       463,790
-Borrowings in Foreign Currency                                     397,313       332,996        11,935
-Other Liabilities                                                    1,321        10,480         1,533
Total Liabilities                                                   459,598       446,894       477,258
[Stockholder's Equity]
-Capital Stock                                                       63,684        63,684        63,684
-Retained Earnings                                                     -277         1,837        -6,334
-Capital Adjustment                                                   1,175         1,310         7,791
Total Stockholder's Equity                                           64,582        66,832        65,141
Net Sales                                                            16,868       223,845        28,635

Operating Income                                                     -2,572         7,693         9,488
Ordinary Income                                                      -2,114         8,171        10,037
Net Income for the Year                                              -2,114         8,171        10,037

Company: Shinhan Data System Co., Ltd.
ID No.: -
(Unit: Million Won)

                                          13TH FY      12TH FY       11TH FY
CLASSIFICATION                         (2003.12.31)  (2002.12.31)  (2001.12.31)
--------------                         ------------  ------------  ------------
[Assets]
-Current Assets                            2,431        2,197         1,914
-Investments and Other Assets                198          199           194
-Fixed Assets                                 68           60            19
Total Assets                               2,696        2,457         2,127
[Liabilities]
-Current Liabilities                         204          224            79
-Fixed Liabilities                           338          231           183
Total Liabilities                            543          455           262
[Stockholder's Equity]
-Capital Stock                             1,000        1,000         1,000
-Retained Earnings                         1,154        1,002           864
Total Stockholder's Equity                 2,154        2,002         1,864
Liabilities and Total Stockholder's        2,696        2,457         2,127
Equity
Net Sales                                  4,264        3,551         2,769
Operating Income                             121          128            60
Ordinary Income                              204          212           165
       Net Income for the Year               152          137           119

Company: Chohung Investment Trust Management Co., Ltd.
ID No.: - 0023085
(Unit: Million Won)

CLASSIFICATION                         16TH FY       15TH FY       14TH FY
--------------                         -------       -------       -------
[Current Assets]                       64,043        62,279        47,487
-Cash & Due from Bank                  61,464        59,870        42,814
-Marketable Securities                      -             -             -
-Loans                                  2,579             -             -
-Other Current Assets                       -         2,409         4,673
[Fixed Assets]                          5,593        10,087        21,284
-Investment Securities                  1,972         5,040        16,794
-Investment Assets                      2,380         3,788         3,762
-Tangible Assets                          263           281           328
-Other Fixed Assets                       978           978           400
Total Assets                           69,636        72,366        68,771

[Current Liabilities]                   1,342         7,446         8,891
[Fixed Liabilities]                       153           200            78
Total Liabilities                       1,495         7,646         8,969
[Capital Stock]                        45,000        45,000        45,000
[Retained Earnings]                    23,141        19,720        14,878
[Capital Adjustment]                        -             -         (-)76
     Total Stockholder's Equity        68,141        64,720        59,802
Net Sales                              13,630        21,374        23,211
Operating Income                        7,526        15,171        18,251
Ordinary Income                         6,274        13,367        16,812
Net Income for the Year                 4,411         9,343        11,622

Company: Chohung Finance Ltd.
ID No.: -
(Unit: Million Won)

CLASSIFICATION                      2003.12.31     2002.12.31     2001.12.31
--------------                      ----------     ----------     ----------
[Current Assets]                      129,414        153,378        193,874
-Cash & Due from Bank                  18,914         12,322         28,759
-Marketable Securities                  6,064          6,325          6,547
-Loans                                104,436        134,731        175,711
-Other Current Assets                       -              -              -
[Fixed Assets]                         15,294         13,827         30,075
-Investment Securities                 14,470         12,677         28,333
-Tangible Assets                          384            282            359
-Other Fixed Assets                       440            868          1,384
Total Assets                          144,708        167,205        223,949
         [Current Liabilities]        109,682        120,029        172,679
[Fixed Liabilities]                       265            660          6,849
Total Liabilities                     109,947        120,689        179,529
[Capital Stock]                        17,967         18,006         19,637
[Retained Earnings]                    17,132         28,586         24,768
[Capital Adjustment]                   (-)338          (-)76             16
Total Stockholder's Equity             34,761         46,516         44,420
Net Sales                              10,296         16,207         19,906
Operating Income                    (-)11,500         12,059          8,425
Ordinary Income                     (-)11,392          5,875          7,013
Net Income for the Year             (-)11,392          5,875          7,013

Company: CHB America Bank
ID No.: -
(Unit: Million Won)

CLASSIFICATION                       2003.12.31      2002.12.31     2001.12.31
--------------                       ----------      ----------     ----------
[Current Assets]                       342,439        292,834        270,605
-Cash & Due from Bank                   10,135         11,651         12,446
-Loans                                 332,304        281,183        258,159

-Other Current Assets                        -              -              -
[Fixed Assets]                          44,059         49,251         51,385
-Investment Securities                  29,685         34,109         34,575
-Tangible Assets                         9,902          9,946         11,371
-Fixed Other Assets                      4,472          5,196          5,439
Total Assets                           386,498        342,085        321,990
[Current Liabilities]                  322,274        253,483        225,835
[Fixed Liabilities]                          -              -          2,650
Total Liabilities                      322,274        253,483        228,485
[Capital Stock]                         60,876         73,012         79,623
[Retained Earnings]                      3,183         15,311         13,988
[Capital Adjustment]                       165            279         (-)106
     Total Stockholder's Equity         64,224         88,602         93,505
Net Sales                               22,325         22,876         29,254
Operating Income                         3,710         18,451          9,525
Ordinary Income                          3,949          4,343          6,510
Net Income for the Year                  2,280          2,497          4,329

Note) On March 24, 2003, CHB America Bank is a wholly-owned subsidiary of Chohung Bank created through a merger of Chohung Bank of New York and Chohung Bank of California. The closing performance before the merger is the simple sum of the closing performances of the above two companies.

Company: Chohung Bank (Deutschland) GmbH
ID No.: -
(Unit: Million Won)

CLASSIFICATION                  2003.12.31     2002.12.31     2001.12.31
--------------                  ----------     ----------     ----------
[Current Assets]                  200,120        207,394        203,710
-Cash & Due from Bank              30,031         18,081         52,809
-Loans                            170,089        189,313        150,901
-Other Current Assets                   -              -              -
[Fixed Assets]                      3,951          4,696         10,024
-Investment Securities              2,403          2,400          8,660
-Tangible Assets                      225            392            280
-Other Fixed Assets                 1,323          1,904          1,084
Total Assets                      204,071        212,090        213,734
[Current Liabilities]             170,795        182,001        189,717
[Fixed Liabilities]                   207          1,635          2,464
Total Liabilities                 171,002        183,636        192,181
[Capital Stock]                    23,048         19,179         17,716
[Retained Earnings]                10,021          9,275          3,837
Total Stockholder's Equity         33,069         28,454         21,553
Net Sales                          12,370         14,997         15,069
Operating Income                 (-)1,590         10,486          6,269
Ordinary Income                  (-)1,032          7,720          4,968
Net Income for the Year          (-)1,130          5,024          3,097

Company: Chohung Vina Bank
ID No.: -
(Unit: Million Won)

CLASSIFICATION                  2003.12.31     2002.12.31      2001.12.31
--------------                  ----------     ----------      ----------
[Current Assets]                  146,730        146,261        113,501
-Cash & Due from Bank              46,422         87,596         80,917
-Loans                            100,308         58,665         32,584
-Other Current Assets                   -              -              -
[Fixed Assets]                      2,617          1,955          2,102
-Investment Securities                544            554            623
-Tangible Assets                    1,010            356            617
-Other Fixed Assets                 1,063          1,045            862
Total Assets                      149,347        148,216        115,603
[Current Liabilities]             126,849        129,440         93,759
[Fixed Liabilities]                     -              -          2,709
Total Liabilities                 126,849        129,440         96,468
[Capital Stock]                    23,956         24,008         26,522
[Retained Earnings]              (-)1,458       (-)5,232       (-)7,387
Total Stockholder's Equity         22,498         18,776         19,135
Net Sales                           8,254          6,986          6,279
Operating Income                    2,610          4,851          1,811
Ordinary Income                     3,762          1,516       (-)9,020
Net Income for the Year             3,762          1,516       (-)9,025

Company: CHB Valuemeet Year 2001 1st Securitization
ID No.: -
(Unit: Million Won)

CLASSIFICATION                    2003.12.31    2002.12.31   2001.12.31
--------------                    ----------    ----------   ----------
[Current Assets]                     2,089         2,853         4,153
-Cash & Due from Bank                1,993         1,771         3,713
-Marketable Securities                   -             -             -
-Loans                                   -             -             -
-Other Current Assets                   96         1,082           440
[Securitization Assets]                625         5,360        30,615
-Securitization Assets                 625         5,360        30,615
           [Fixed Assets]                -             -             -
-Tangible Assets                         -             -             -
-Other Fixed Assets                      -             -             -
            Total Assets             2,714         8,213        34,768
[Current Liabilities]                1,853           772         1,656
[Securitization Liabilities]         1,000        15,730        39,803
[Fixed Liabilities]                      -             -             -
Total Liabilities                    2,853        16,502        41,459
[Capital Stock]                         10            10            10
[Retained Earnings]                 (-)149      (-)8,299      (-)6,701
        [Capital Adjustment]             -             -             -
Total Stockholder's Equity          (-)139      (-)8,289      (-)6,691

Operating Revenues                  14,607         7,868         1,600
Operating Income                     7,149      (-)1,810      (-)6,879
Ordinary Income                      8,150      (-)1,598      (-)6,701
Net Income for the Year              8,150      (-)1,598      (-)6,701

Company: CHB Valuemeet Year 2001 2nd Securitization
ID No.: -
(Unit: Million Won)

CLASSIFICATION                  2003.12.31   2002.12.31     2001.12.31
--------------                  ----------   ----------     ----------
[Current Assets]                      220          430           922
-Cash & Due from Bank                 220          398           922
-Marketable Securities                  -            -             -
-Loans                                  -            -             -
-Other Current Assets                   -           32             -
[Securitization Assets]             1,875        4,519        12,995
-Securitization Assets              1,875        4,519        12,995
[Fixed Assets]                          -            -             -
-Tangible Assets                        -            -             -
-Other Fixed Assets                     -            -             -
Total Assets                        2,095        4,949        13,917
[Current Liabilities]                 260          226           344
[Securitization Liabilities]        6,068        7,678        14,431
[Fixed Liabilities]                     -            -             -
Total Liabilities                   6,328        7,904        14,775
[Capital Stock]                        10           10            10
[Retained Earnings]              (-)4,243     (-)2,965        (-)868
[Capital Adjustment]                    -            -             -
Total Stockholder's Equity       (-)4,233     (-)2,965        (-)858
Operating Revenues                    179          719           424
Operating Income                 (-)1,341     (-)2,124        (-)868
Ordinary Income                  (-)1,278     (-)2,097        (-)868
Net Income for the Year          (-)1,278     (-)2,097        (-)868

Company: CHB Valuemeet Year 2002 2nd Securitization
ID No.: -
(Unit: Million Won)

CLASSIFICATION                   2003.12.31    2002.12.31    2001.12.31
--------------                   ----------    ----------    ----------
[Current Assets]                       401           569           859
-Cash & Due from Bank                  399           554           859
-Marketable Securities                   -             -             -
-Loans                                   -             -             -
-Other Current Assets                    2            15             -
[Securitization Assets]             11,453        15,470        19,925
-Securitization Assets              11,453        15,470        19,925
[Fixed Assets]                           -             -             -
-Tangible Assets                         -             -             -
-Other Fixed Assets                      -             -             -

Total Assets                        11,854        16,039        20,784
[Current Liabilities]                  342           264           379
[Securitization Liabilities]        16,411        18,433        21,581
[Fixed Liabilities]                      -             -             -
Total Liabilities                   16,753        18,697        21,960
[Capital Stock]                         10            10            10
[Retained Earnings]               (-)4,909      (-)2,668      (-)1,186
[Capital Adjustment]                     -             -             -
Total Stockholder's Equity        (-)4,899      (-)2,658      (-)1,176
Operating Revenues                     298           970           569
Operating Income                  (-)2,302      (-)2,679      (-)1,188
Ordinary Income                   (-)2,240      (-)2,668      (-)1,575
Net Income for the Year           (-)2,240      (-)2,668      (-)1,186

Company: Good Morning Shinhan Securities USA Inc. (New York subsidiary)
ID No.: -
(Unit: Million Won)

CLASSIFICATION                    2004.03.31    2003.03.31   2002.03.31
--------------                    ----------    ----------   ----------
[Current Assets]                     5,331        7,633        10,367
-Quick Assets                        5,331        7,633        10,367
-Inventories                                          0             0
[Fixed Assets]                         351          335           600
-Investment Assets                                   41           449
-Tangible Assets                       162           88            50
-Intangible Assets                                    0             0
-Other Assets                          189          205           101
Total Assets                         5,682        7,969        10,967
[Current Liabilities]                1,070        2,021         4,336
[Fixed Liabilities]                                   0             0
Total Liabilities                    1,070        2,021         4,336
[Capital Stock]                      3,342        5,262         5,571
[Capital Surplus]                                                   0
-Capital Reserves                                     0             0
-Assets Revaluations Reserves                         0             0
[Retained Earnings]                    -21          685         1,060
[Capital Adjustment]                 1,291            0             0
Total Stockholder's Equity           4,612        5,948         6,631
Operating Income                      -984          316         3,693

Ordinary Income                       -984       (-)624         3,693
Net Income for the Year               -984       (-)309         2,387

Note ) The financial statements of the New York subsidiary which are prepared in accordance with the laws and regulations of the U.S. are restructured into the Korean language financial statements and, hence, there may be some differences in classifying account titles.

Company: Good Morning Shinhan Securities Europe Limited. (London subsidiary) ID No.: -
(Unit: Million Won)

CLASSIFICATION                    2003.12.31  2002.12.31  2001.12.31
--------------                    ----------  ----------  ----------
[Current Assets]                     7,225        3,641        4,744
-Quick Assets                        6,095        3,641        4,744
-Other Assets                        1,130            0            0
[Fixed Assets]                         139          147           97
-Investment Assets                      76           70            0
-Tangible Assets                        63           72           97
-Intangible Assets                                    5            0
-Deferred Charges                                     0            0
Total Assets                         7,364        3,789        4,773
[Current Liabilities]                   60           58           59
[Fixed Liabilities]                                   0            0
Total Liabilities                       60           58           59
[Capital Stock]                      9,669        9,857        9,478
[Capital Surplus]                                     0            0
-Capital Reserves                                     0            0
-Assets Revaluations Reserves                         0            0
[Retained Earnings]                 -5,210     (-)6,126     (-)4,764
[Capital Adjustment]                 2,846            0            0
Total Stockholder's Equity           7,305        3,731        4,715
Net Sales                            2,546          993          709
Operating Income                      -158     (-)1,113     (-)1,354
Ordinary Income                       -177     (-)1,122     (-)1,096
Net Income for the Year               -177     (-)1,122     (-)1,096

Note) The financial statements of the London subsidiary which are prepared in accordance with the laws and regulations of the U.K. are restructured into the Korean language financial statements and, hence, there may be some differences in classifying account titles.

Company: Shinhan Financial Group Co., Ltd.
ID No.: -
(Unit: Million Won)

CLASSIFICATION                                  3RD FY            2ND FY           1ST FY
--------------                                  ------            ------           ------
[Assets]
-Cash & Due from Bank                              5,353           10,613              712
-Investment Securities under the Equity
Method                                         6,308,538        3,990,775        3,801,572
-Available-for-sale Securities                                      1,089
-Loans                                         1,935,180          765,281          145,728
-Fixed Assets                                      2,020            1,754            1,471
-Other Assets                                     43,339           15,467            6,498

Total Assets                                   8,294,430        4,784,979        3,955,981
[Liabilities]
-Borrowings                                      165,868           36,012           20,000
-Debentures                                    1,980,543          732,030          146,957
-Other Liabilities                                30,464            6,717            1,264
Total Liabilities                              2,176,875          774,759          168,221
[Capital Stock]                                1,958,530        1,461,806        1,461,721
[Capital Surplus]                              3,316,380        1,976,625        1,976,650
-Paid-In Capital in Excess of Par Value        3,316,380        1,976,625        1,976,650
[Retained Earnings]                              866,398          672,530          219,923
[Capital Adjustment]                             -23,753         -100,741          129,466
Total Stockholder's Equity                     6,117,555        4,010,220        3,787,760
Operating Revenues                               486,428          643,360          226,542
Operating Expenses                               121,480           41,141            5,780
Operating Income                                 364,948          602,219          220,762
Ordinary Income                                  362,227          603,931          220,763
Net Income for the Year                          362,227          603,931          220,763

VI.   MATTERS RELATING TO STOCK

1.    DISTRIBUTION OF STOCKS

A.    Current Status of Largest Shareholders & Specially Related Persons

[As of June 30, 2004]                                           (Unit: Share, %)

                                                              NUMBER OF SHARES HELD (SHAREHOLDING RATIO)
                                               ------------------------------------------------------------------------
                                                       BEGINNING         INCREASE   DECREASE            ENDING
                                               ------------------------------------------------------------------------
                                    TYPE OF     NUMBER OF  SHAREHOLDING  NUMBER OF  NUMBER OF   NUMBER OF  SHAREHOLDING  CAUSE OF
       NAME          RELATION       SHARES       SHARES       RATIO       SHARES     SHARES      SHARES       RATIO       CHANGE
       ----          --------       ------       ------       -----       ------     ------      ------       -----       ------
Shinhan Financial   Largest      Common Share  94,084,384      60.47         -          -      94,084,384     60.47
Group               Shareholder
Good Morning        Principal    Common Share       4,795          0         -          -           4,795         0
Shinhan Securities
Good Morning        Principal    Preferred
Shinhan Securities               Share          1,042,418      27.26         -          -       1,042,418     27.26
                    Specially
Bo Gil Baek         Related      Common Share         495          0         -          -             495         0
                    Person
             Total               Common Share  94,089,674      60.48         -          -      94,089,674     60.48
                                 Preferred
                                 share          1,042,418      27.26         -          -       1,042,418     27.26
                                               ----------      -----     -----       ----      ----------     -----
                                 Total         95,132,092      59.68         -          -      95,132,092     59.68

Name of Largest Shareholder:     Shinhan Financial Group       Number of Specially Related Persons: 2

B. Current Status of Share Ownership of Shareholders holding more than 5% of Shares

[As of June 30, 2004 ]                                          (Unit: Share, %)

                                       COMMON STOCK            PREFERRED STOCK              SUBTOTAL
                                 ------------------------  -----------------------  ------------------------
SERIAL                           NUMBER OF   SHAREHOLDING  NUMBER OF  SHAREHOLDING  NUMBER OF   SHAREHOLDING
 NO.             NAME              SHARES        RATIO       SHARES       RATIO       SHARES        RATIO
 ---             ----              ------        -----       ------       -----       ------        -----
  1     Shinhan Financial Group  94,084,384     60.47          -            -       94,084,384     59.02
             Total               94,084,384     60.47          -            -       94,084,384     59.02

2.    BUSINESS AFFAIRS RELATING TO SHARES

Details of Pre-emptive Rights stated in    <1>The shareholders of the company shall have pre-emptive right to subscribe for new
     the Articles of Incorporation            shares to be issued by the company in proportion to their respective shareholdings. In the case that any shareholder waives or loses his/her pre-emptive right to subscribe for new shares or fractional shares that result from the allocation of new shares, the shares which have not been subscribed and/ or allocated shall also be disposed of by a resolution of the board of directors.

                                           <2>Notwithstanding the provision of paragraph <1> above, the company may allocate new shares to persons other than existing shareholders of the company in any of the following instances:

                                              1. If the company issues new shares through a public offering or cause underwriters to underwrite new shares in accordance with the provisions of the Securities Exchange
                                                 Act ("SEA");

                                              2. If the company issues new shares by way of a general public offering pursuant to the provisions of SEA and Article 10-4 of the articles of incorporation;

                                              3. If the company preferentially allocates new shares to members of the employee stock ownership incorporation in accordance with the provisions of the SEA;

                                              4. If the company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA and Article 10-3 of the articles of incorporation;

                                              5. If the company issues new shares for the issuance of depositary receipts ("DR") in accordance with the provisions of the SEA;

                                              6. If the company issues new shares to foreign investors pursuant to the Foreign
                                                 Investment Promotion Act and Article 10-4 of the articles of incorporation;

                                              7. If the company issues new shares to third parties who have provided capital, credit, advanced financing technology or know-how or who has close strategic business alliance with the company or has otherwise contributed to the operation and management of the company pursuant to Article 10-4 of articles of incorporation;

         Date of Closing                         March 31             General shareholders meeting                May 28

Period of Closing of Shareholders'               One month from the date immediately preceding the last day of each fiscal year
             Registry

   Types of Share Certificates                          Common share in registered form, preferred share in registered form
                                                      8 denomination types of 1,5,10,50,100,500,1000,10000 share certificates

                                                                                Agent: Kookmin Bank

          Transfer Agent                             Agent's business office: Securities Agency Division 12-22 Yeouido-dong,
                                                                            Yeongdeungpo-gu, Seoul

  Special Shareholder Privileges                 None                 Newspaper for public notice          The Korea Economic Daily
                                                                                                           Maeil Business Newspaper

3.    STOCK PRICE & RESULTS OF STOCK TRADING FOR THE MOST RECENT SIX (6) MONTHS

A.    Korea Securities Market

                                                              (Unit: Won, Share)

           TYPE              AUGUST        JULY        JUNE        MAY        APRIL        MARCH
-------------------------    ------        ----        ----        ---        -----        -----
Common Stock         High        3,400       3,105       3,175       4,025       4,800       5,470

                     Low         2,750       2,705       2,610       2,935       3,930       4,495

Monthly Trading Volume      17,349,221  11,799,218  12,816,112  16,867,070  19,276,160  27,227,542

Preferred Stock      High        1,850       1,840       2,005       2,500       2,715       3,150


                     Low         1,615       1,600       1,710       1,800       2,350       2,615

Monthly Trading Volume         136,863     141,833     119,601     137,678     162,118     254,870

B.    Overseas Securities Market

      -     N/A

VII.  MATTERS RELATING TO OFFICERS AND EMPLOYEES

1.    STATUS OF OFFICERS

                                 (Unit: Share)

                                                                                                  NUMBER OF SHARES OWNED
    TITLE                                                                             RESPONSIBLE  ----------------------
  STANDING /    REGISTERED                  DATE OF                                   DEPARTMENT     COMMON   PREFERRED
 NON-STANDING     OR NOT        NAME         BIRTH     EDUCATION & WORK EXPERIENCE     AFFAIRS        STOCK     STOCK      REMARKS
 ------------     ------        ----         -----     ---------------------------     -------        -----     -----      -------
Representative  Registered  Woo Keun Lee   42.04.22  Korea University B.A. in Public   Standing
  Director /                                                  Administration           Auditor         -          -
Vice Chairman                                               Shinhan Securities
  (Standing)                                                  Representative
                                                            Director/President

Representative  Registered  Kang Won Lee   50.08.08         Seoul High School          Overall
  Director /                                         Seoul National University, B.A.  Management       -          -
   President                                            in Agricultural Economics
   Standing
                                                      Johns Hopkins University, PhD
                                                              in Economics


   Auditor      Registered  Sung No Lee    48.12.20      Yonsei University B.A in      Director        -          -
  (Standing)                                                     Business

                                                          Financial Supervisory
                                                      Commission, Senior Director of
                                                        Planning and Coordination

   Director     Registered Chill Sun Hong  46.08.20   Dangjin Commercial High School   Director        -          -        Shinhan
                                                                                                                           Financial
(non-standing)                                        Sungkyunkwan University, B.A.                                        Group,
                                                          in Business Management                                           Managing
                                                                                                                           Director
   Director                                           Completion of Executive course
                                                       in Seoul National University

   Director    Registered  Jin Won Park   46.12.01   Seoul National University, B.A. DIRECTOR         -       -      Shin &
(non-standing)                                              in Business                                              Kim, US
                                                                                                                     Legal
                                                      MA in Economics in Columbia                                    Consultant
                                                             University

                                                         Brooklyn Law School (J.D.)

   Director    Registered  Hong Ryul      48.10.13     Yonsei University, B.A. in    Director         -       -      Kim &
(non-standing)             Cheon                          Public Administration                                      Chang,
                                                                                                                     Senior
                                                     Seoul National University, M.A.                                 Advisor
                                                       in Public Administration

   Director    Registered  Hyoung Tae Kim 61.07.07   Seoul National University, B.A. Director         -       -      Korea
  (Outside                                               in Business Management                                      Securities
   Director)                                                                                                         Research
                                                     Seoul National University, M.A.                                 Institute,
                                                         in Business Management                                      Vice President
                                                          MIT, Post-doctorate

   Director    Registered  Kyung Ho Kim   54.12.21       Gyeonggi High School        Director          -      -      Hongik
   (Outside                                                                                                          University,
   Director)                                         Seoul National University, B.A.                                 Professor
                                                         in Business Management                                      of Economics

                                                      Purdue University, Ph.D. in
                                                          Business Management

Vice President    Non-     Dae Seok Kang  58.06.28   Seoul National University, B.A. Head of           -      -
  (Standing)   registered                                in Business Management      Capital

                                                     Shinhan Securities, Managing    Markets
                                                               Director              Group


Vice President    Non-     Jong Kil Park  56.06.08   Sungkyunkwan University, B.A.   Head of           -      -
  (Standing)   registered                                 in Law                     Cooperation,
                                                                                     Planning &
                                                     Ssangyong Investment Securities Operation
                                                                                     Group

Vice President    Non-     Hyun Jae Han     56.01.12    Sogang University, B.A. in     Head of          -      -
(Standing)     registered                                       Biology                Retail
                                                                                       Business
                                                      Good Morning Securities, Head    Group
                                                          of Youngnam region

Assistant Vice    Non-     Chae Young Jung  59.11.15  University of Pennsylvania MBA   Head of           -     -
  President    register                                         UBS AG,                Risk
  (Standing)                                                  HK Director              Management
                                                                                       Group

Sum of Quarterly Compensations: 360,522,219 Won

Average Compensation per Person: 30,043,518 Won

2.    STATUS OF EMPLOYEES

As of June 30, 2004                                  (Unit: Number, Million Won)

                             NUMBER OF EMPLOYEES
                ------------------------------------------
                ADMINISTRATION                                AVERAGE
                      &                                       WORKING   SUM OF QUARTERLY  AVERAGE SALARIES
CLASSIFICATION     MANAGEMENT    PRODUCTION  OTHERS  TOTAL     YEARS        SALARIES          PER PERSON       REMARKS
--------------     ----------    ----------  ------  -----     -----        --------          ----------       -------
    Male              333            917             1,250      7.1          21,093              17
   Female             569            127               696      6.4           5,437               8
   Total              902          1,044             1,946      6.7          26,351              25

3.    STATUS OF LABOR UNIONS

        CLASSIFICATION                                          CONTENTS                                      REMARKS
        --------------                                          --------                                      -------
       Subject Employees                      Employees ranking lower than general manager              Excluding heads of
                                                                                                            departments

    Number of Employees of                                    1,428 persons
          Labor Union

 Full time Labor Union Member                                   9 persons

Federation to which labor union          Korean Federation of Clerical & Financial Labor Unions
        belongs
         Others                                                     -

VIII. OTHER NECESSARY MATTERS

1.    SUMMARY OF REPORTS & PUBLIC DISCLOSURES

A. Matters Reported pursuant to Section 2 of Chapter 6 of Regulation (Report of Major Corporate Information)

 DATE OF
  REPORT              SUBJECT                                    REPORTED MATTERS                                     REMARKS
----------      -------------------     -------------------------------------------------------------------           -------
2004-04-16      Increase in sales       1.  Increased amount of sales volume: 590,78,150,117 Won
                volume by 10/100 or        - Ratio of increase in sales volume: 9.5%
                more (in case of           - Current year (the fifth fiscal year): 683,760,465,798 Won
                large corporation          - Previous year (the fourth fiscal year): 624,682,315,681 Won
                by  5/100 or more)      2. Cause of increase: increase in profit of product sales and in
                compared to that of         FNA income
                the most recent         3. The amount of total assets at the end of the latest fiscal year:
                fiscal year                 1,996,991,770,850 Won
                                        4. Others
                                           - Results of the current fiscal year are calculated based on internal and external regulations and the company's judgment.
                                           - After the audit by the independent auditors for the closing of accounts, there may be a difference between the audited and un-audited amounts in which case the company will disclose any relevant information if any changes occur.


2004-04-16      Increase in             1. Increased amount of ordinary income: 91,663,093,349 Won
                ordinary income by        - Ratio of increase in ordinary income: 1,655.0 %
                30/100 or more (in        - Current year (the fifth fiscal year): 97,201,516,585 Won
                case of large             - Previous year (the fourth fiscal year): 5,538,423,236 Won
                corporation by          2. Cause of increase: increase in profit of product sales and in
                15/100 or more)             FNA income
                compared to that of     3. The amount of total assets at the end of the latest fiscal year:
                the most recent            1,996,991,770,850 Won
                fiscal year             4. Others
                                           - Results of the current fiscal year are calculated based on internal and external regulations and the company's judgment.
                                           - After the audit by the independent auditors for the closing of accounts, there may be a difference between the audited and un-audited amounts in which case the company will disclose any relevant information if any changes occur.

2004-04-16      Increase in net         1. Increased amount of net income: 69,661,436,647 Won
                income by 30/100 or        - Ratio of increase in net income: 640.4 %
                more (in case of           - Current year (the fifth fiscal year): 80,539,991,088 Won
                large corporation          - Previous year (the fourth fiscal year): 10,878,554,441 Won
                by 15/100 or more)      2. Cause of increase: increase in profit of product sales and in
                compared to that of        FNA income
                the most recent         3. The amount of total assets at the end of the latest fiscal year:
                fiscal year                1,996,991,770,850 Won
                                        4. Others
                                           - Results of the current fiscal year are calculated based on internal and external regulations and the company's judgment.
                                           - After the audit by the independent auditors for the closing of accounts, there may be a difference between the audited and un-audited amounts in which case the company will disclose any relevant information if any changes occur.


2004-05-10      Correction Report       1. Documents for public disclosure of correction: increase in
                (reporting)                sales volume by 10/100 or more compared to that of the most recent fiscal year
                                        2. First date of submission of correction documents: April 16,
                                           2004
                                        3. Cause of correction: final closing of profit and loss upon completion of audit
                                        4. Items Corrected

                                        (Before correction)
                                           1. Increased amount of sales volume: 59,078,150,117 Won
                                           - Ratio of increase in sales volume: 9.5%
                                           - Current year (the fifth fiscal year): 683,760,465,798 Won.
                                        4. Others
                                        - Since the above matters are being disclosed based on information which have not been audited by the independent auditor (an accounting firm), they are subject to change by audit. If there is any change, the company will disclose any relevant information.

                                        (After correction)
                                        1. Increased amount of sales volume: 60,794,328,304 won
                                        - Ratio of increase in sales volume: 9.7%
                                        - Current fiscal year (the fifth fiscal year): 685,476,643,985 Won
                                        4. Others
                                        - The Above disclosed matters are based on final figures audited by the independent auditor (an accounting firm).

2004-05-10      Correction Report       1. Documents for public disclosure of correction: reduction in
                (reporting)                ordinary income by more than 30/100 compared to that of the most recent fiscal year.
                                        2. First date of submission of correction documents: April 16, 2004
                                        3. Cause of correction: final closing of profit and loss upon completion of audit
                                        4. Items Corrected

                                           (Before correction)
                                           1. Decreased amount of ordinary income: 91,663,093,349 Won
                                           - Ratio of decrease in ordinary income: 1,655.0%
                                           - Current fiscal year (the fifth fiscal year): 97,201,516,585 Won
                                           4.Others
                                           - Since the above matters are being disclosed based on
                                           information which have not been audited by the independent auditor (an accounting firm), they are subject to change by audit. If there is any change, the company will disclose any relevant information

                                           (After correction)
                                           1. Decreased amount of ordinary income: 91,499,881,093 Won
                                           - Ratio of decrease in ordinary income: 1,652.0%
                                           - Current year (for the fifth fiscal year): 97,038,304,329 Won
                                           4. Others
                                           - The Above disclosed matters are based on final figures audited by the independent auditor (an accounting firm).

2004-05-10      Correction Report       1. Documents for public disclosure of correction: reduction in net
                (reporting)                income by more than 30/100 compared to that of the most recent fiscal year
                                        2. First date of submission of correction documents: April 16, 2004
                                        3. Cause of correction: final closing of profit and loss upon completion of audit
                                        4. Items Corrected

                                           (Before correction)
                                           1. Decreased amount of net income: 69,661,436,647 Won
                                           - Ratio of decrease in net income: 640.4%
                                           - current fiscal year (the fifth fiscal year): 80,539,991,088 Won
                                           4. Others

                                           - Since the above matters are being disclosed based on
                                           information which have not been audited by the independent auditor (an accounting firm), they are subject to change by audit. If there is any change, the company will disclose any relevant information

                                           (After correction)
                                           1. Decreased amount of net income: 69,776,789,634 Won
                                           - Ratio of decrease in net income: 641.4%
                                           - Current year (the fifth fiscal year): 80,655,344,075 Won
                                           4. Others
                                           - The Above disclosed matters are based on final figures audited by the independent auditor (an accounting firm).

2004-5-12  Resolution of Board       1. Date of resolution of the board of directors: May 11, 2004
           of Directors for             - Presence of outside directors: present (2) absent (--)
           convening a                  - Presence of auditors: present
           general                   2. Determination of date, place and agenda for the fifth ordinary general
           meeting of                   meeting of shareholders
           shareholders              3. Date of Meeting: 09:00 AM, May 28, 2004
                                     4. Place of Meeting: 23-2 Good Morning Shinhan Tower, Yeouido-dong,
                                        Yeongdeungpo-gu, Seoul

                                     5. Proposal and major agenda
                                        * 1st proposal: the fifth fiscal year (April 1, 2003 - March 31, 2003)
                                        Approval of balance sheet, statement of income, and statement of appropriation of retained earnings
                                        * 2nd proposal: appointment of directors

                                     >> Director candidates who are not members of the audit committee
                                     1. Kang Won Lee (August 8, 1950)
                                        - Work Experience:
                                        Executive Vice-President of LG Investment Securities
                                        Chief Executive Officer of LG Investment Trust Management Co., Ltd.
                                        Chief Executive Officer of Korea Exchange Bank (KEB)
                                        Advisor of KEB (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     2. Chil Sun Hong (August 20, 1946)
                                        - Work Experience:
                                        Executive Vice-President of Chohung Bank
                                        Chief Executive Officer of Chohung Bank
                                        Managing Director of Shinhan Finance Group (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: Managing Director of Shinhan
                                        Financial Group, the largest shareholder
                                        - Transaction records with the company for the recent three years: None

                                     3. Jin Won Park (December 1, 1946)
                                        - Work Experience:
                                        Non-standing director of Financial Supervisory Commission
                                        Shin & Kim, US Legal Consultant (current)
                                        Corporate Governance Improvement Committee, committee member (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     4. Hong Ryul Cheon (October 13, 1948)
                                        - Work Experience:
                                        Director of Securities Policy Division, Ministry of Finance and Economy
                                        Commissioner of Regulations Review committee, Financial Supervisory
                                        Commission
                                        Kim & Chang, Senior Advisor (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     >> Director candidates who are members of an audit committee

                                     > Member candidates of the audit committee who are not outside directors

                                     1. Sung No Lee (December 20, 1948)
                                        - Work Experience:
                                        Head of Credit Supervisory Dept, Financial Supervisory Service.
                                        Head of Planning & Coordination Dept, Financial Supervisory Service
                                        Standing member of Audit Committee of Good Morning Shinhan
                                        Securities (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     > Member candidates of the audit committee who are outside directors

                                     1. Hyoung Tae Kim (July 7, 1961)
                                        - Work Experience:
                                        Education and Work Experience: University of Pennsylvania, Wharton
                                        School (Senior Research Fellow)
                                        Senior Analyst, Korea Securities Research Institute (KSRI)
                                         Vice-President of KSRI (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     2. Kyung Ho Kim (December 21, 1954)
                                        - Work Experience:
                                        Education and Work Experience
                                        University of California, Los Angeles, Assistant Professor
                                          Standing director of the Korea Accounting Standards Board
                                          Hongik University, Professor of Business Administration (current)
                                        - Recommended by a recommendation committee
                                        - Relation with largest shareholder: None
                                        - Transaction records with the company for the recent three years: None

                                     * 3rd proposal: approval of compensation ceiling for directors

                                     * 4th proposal: granting of stock options

                                     6. Details of Resolution: Proposals approved without any change in contents

                                     7. Others

                                       1) Resolution concerning granting of stock options at the BOD will be separately disclosed.
                                       2) The word "auditor" in section 1 refers to a member of the audit committee.

2004-05-12     Resolution of BOD for        1. Number of parties to be granted option: 110 including Woo Keun Lee
               granting of stock options    2. Method of granting: New share issuance and payment of cash for the difference between the market price and the exercise price
                                            3. Exercise price (KRW):
                                            4. Exercise period: from May 29, 2006 to May 28, 2009
                                            5. Type and number of shares to be granted
                                                A. Common stock in a registered form (share): 709,000
                                                B. Preferred stock in a registered form: N/A
                                            6. Adjustment of exercise price:  After the granting date but before the exercise date, the stock option exercise price and the number of shares may be changed in accordance with a resolution of the BOD in case an adjustment is deemed to be necessary due to capital increase with consideration, bonus issue, share dividend, merger, capital reduction, capitalization of reserves, stock split, reverse split, etc.
                                            7. Status of stock options after being granted
                                                A. Number of grantees: 139
                                                B. Number of granted shares (share): 10,064,025
                                            8. Date of general meeting of shareholders:
                                               09:00 AM May 28, 2004
                                            9. Place of meeting: 23-2 Good Morning Shinhan Tower, Yeouido-dong,
                                               Yeongdeungpo-gu, Seoul
                                            10. Date of resolution: May 11, 2004
                                               - Presence of outside directors:  present (2) absent  (-- Presence of auditors:
                                               present
                                            11. Others
                                               1) The company expects to receive approval for the matters described above at the general meeting of shareholders on May 28, 2004 and their contents may change in the course of obtaining resolution.
                                               2) Number of grantees and granted shares did not include cancelled or exercised stock options.
                                               3) Exercise price is calculated based on a formula stated in Chapter 84-9 of
                                               Presidential Decree of Securities and Exchange Act.
                                               4) The company will adopt one of the following options depending on the circumstances at the exercise date - issuance of new stock at the exercise price or paying the difference between the market price and the exercise price in cash in case all conditions and terms are met for exercising the stock options.

2004-05-20     Correction Report            1. Documents for public disclosure of correction: (correction) increase in ordinary
               (reporting)                     income by 30/100 or more compared to that of the most recent fiscal year (in case of large corporation, by 15/100 or more)
                                            2. First date of submission of correction documents: May 10, 2004
                                            3. Cause of correction: reclassification of items on statement of income
                                            4. Items Corrected

                                               (Before correction)
                                               1. Increased amount of ordinary income: 91,499,881,093 Won
                                                  - Ratio of increase in ordinary income: 1,652.0%
                                                  - Current year (the fifth fiscal year): 97,038,304,329 Won

                                               (After correction)
                                               1. Increased amount of ordinary income: 91,202,727,053 Won
                                                  - Ratio of increase in ordinary income increase ratio: 1,646.7%
                                                  - Current year (the fifth fiscal year): 96,741,150,289 Won

2004-05-21     Submission of audit reports  1. Name of independent auditor: Samjung Accounting Corp.
                                            2. Period of auditing: 2003.04.01 ~ 2004.03.31
                                            3. Receipt date of audit report: May 20, 2004

                                            4. Auditor's opinion: current fiscal year
                                               - unqualified  O
                                               - qualified -
                                               - qualified due to the limited scope of audit -
                                               - adverse -
                                               - disclaimer -

                                            (prior fiscal year)
                                               - unqualified  O
                                               - qualified -
                                               - qualified due to the limited scope of audit -
                                               - adverse -
                                               - disclaimer -

                                            5. Negative capital
                                               (Current fiscal year)
                                                - Deficit exceeding 100% of paid-in capital -
                                                - Deficit exceeding 50% of paid-in capital -
                                                - Deficit not exceeding 50% of paid-in capital  O
                                                - None  -
                                               (Prior  fiscal year)-
                                                - Deficit exceeding 100% of paid-in capital -
                                                - Deficit exceeding 50% of paid-in capital -
                                                - Deficit not exceeding 50% of paid-in capital  O
                                                - None -
                                            6. Others: Since negative capital of the company is not caused by an accumulated loss but caused by share issuance at a price below par value for foreign investment such as capital increase with consideration in December 1998, deficit does not exceed paid-in capital.

                                            * Since financial statements in audit report submitted to the company by the independent auditors have not been approved by the general shareholders' meeting of the company, the contents of those statements may change during the shareholder approval process.

2004-05-28     Resolution at the general    1. Approval of financial statements for the fifth fiscal year
               meeting of shareholders         - Total asset (Million Won): 2,251,44
                                               - Sales volume (Million Won): 685,477
                                               - Total liability (Million Won): 1,595,278
                                               - Ordinary income (Million Won): 96,741
                                               - Capital stock (Million Won): 796,998
                                               - Net income (Million Won): 80,655
                                               - Total shareholders' equity (Million Won): 656,171
                                               * Earning per share (Million Won): 518
                                               * Independent auditor's opinion: unqualified
                                            2. Dividend: cash dividend: none
                                            3. Status of officers
                                                A. Appointment of officers
                                                >  Directors who are not members of the audit committee
                                                    - Standing director: Kang Won Lee
                                                    - Non-standing director: Chil Sun Hong
                                                    - Outside director: Jin Won Park, Hong Ryul Cheon
                                                >  Directors who are members of the audit committee
                                                    - Members who are not outside directors: Sung No Lee
                                                    - Members who are outside directors: Hyoung Tae Kim, Kyung Ho Kim
                                                B. Outside directors
                                                    - Total number: 8
                                                    - Number of outside director: 4
                                                    - Appointment ratio of outside directors: 50%
                                                C. Auditor (standing auditor) (number)
                                                    - Non-standing auditor (number)
                                                D. Audit Committee, outside director (2), standing director (1)
                                            4. Other resolved matters
                                               > The fifth fiscal year (April 1, 2003~March 31, 2004)
                                               - Approval of balance sheet, statement of income, and statement of appropriation of retained earnings [ ] Approved as submitted
                                               > Approval of director appointment [ ] Approved as submitted (as same as appointment of 'A')
                                               > Approval of compensation ceiling for directors [ ] Approved as submitted (25 million Won)
                                               > Granting of stock option  --> Approved as submitted
                                               (7 members of management: 315,000 shares, 99 heads of operations and deputy heads of branches: 318,000 shares)
                                            5. Date of general meeting of shareholders: 2004.05.28
                                            6. Since granting of other stock option are subject to special resolution of the shareholders meeting, it will be separately disclosed.

2004-05-28     Special resolution of        Details of issuing company
               general meeting of           - Name of company: Good Morning Shinhan Securities
               shareholders in relation to  - Representative: Woo Keun Lee
               granting of stock options    - Number of issued shares
                                              * Common stock: 155,576,350 shares
                                              * Preferred stock: 3,823,314 shares
                                            - Details of granting
                                            - Date of resolution: May 28, 2004
                                            - Date of granting: May 28, 2004
                                            - Number of grantees: 106 including Woo Keun Lee
                                            - Granting ceiling: 23,909,949 shares
                                            - Number of shares which were granted
                                                * Common stock: 9,355,025 shares
                                                * Preferred stock: N/A
                                            - Number of granting stock:

                                                * Common stock: 633,000 shares
                                                * Preferred stock: N/A
                                            - Granting method: new stock issuance or payment of cash forth difference between the market price and the exercise price:
                                            - Exercise terms
                                            - Exercise period: 2006.05.29~2009.05.28
                                            - Exercise price:
                                                * Common stock: 5,000 Won
                                                * Preferred stock (Won)
                                            - Others

                                               * See stock option granting terms: below

                                               Among resolved matters at the BOD regarding the granting of stock option which were disclosed on May 12, 2004, the number of management and deputy heads of branches who would be granted such option were reduced from 9 (375,000 shares) to 7 (315,000 shares) and from 101 (334,000 shares) to 99 (318,000 shares) respectively.

                                               Details on grantees
                                                                                                  Common stock
                                                Officer    Woo Keun Lee              50,000
                                                Officer    Kang Won Lee             100,000
                                                Officer    Sung No Lee               35,000
                                                Officer    Dae Seok Kang             35,000
                                                Officer    Jong Gil Park             35,000
                                                Officer    Hyung Jae Han             35,000
                                                Officer    Chae Young Jeong          25,000

                                            2  deputy heads of operations, 97 deputy heads of branches

                                            Employees              318,000
                                            Total                  633,000

                                            * Granting terms of stock option
                                            1. Outline of granting terms
                                               1) Method of granting
                                               New share issuance and payment of cash for the difference between the market price and the exercise price.
                                               2) Types of share: Registered common stock
                                               3) Exercise price: 5,000 Won (price is calculated based on a formula stated in
                                               Article 84-6 of Presidential Decree of Securities and Exchange Act.)
                                               4) Exercise period: 2006.05.29~2009.05.28(two years after the grant date and for three years thereafter)

                                            2. Conditions for exercising the stock option
                                               1) Management
                                                - In general, granting of stock options depends on job title and position within the organization.  Within the amount of shares granted, the number of options that can be exercised with respect thereto depends on the results of measurement of contributions made.
                                                - The measurement of contributions is determined by combining the share price and the management performance.

                                                 - Basic diagram for vesting conditions that apply to stock options
                                               Measuring Contribution: Determination of number of options that can be exercised depends on the share price.

                                                 Number of exercisable options: 50%
                                                 Standards for stock option vesting (necessary conditions)

2004-05-28   Cancellation of granted       Details of the option grant
             stock option rights           Number of grantees: 140
                                           Number of granted shares:
                                           Common stock: 9,988,025 shares
                                            - Preferred stock: none
                                            Details of cancellation

                                           Date of resolution for cancellation: May 28, 2004
                                           Method of cancellation: BOD resolution
                                           Parties whose stock options are subject to cancellation: Ki Kwon Do, Geun
                                           Mo Lee, Hong Sik Kim
                                           : Number of cancelled shares
                                           : Common stock: 150,000 shares
                                           : - Preferred stock: N/A
                                           Reason for cancellation and its justification: Article 189-4 of
                                           Securities and Exchange Act and Article 7 of contract for issuance of stock option

                                           Details relating to cancelled stock options:
                                           Exercise period: May 31, 2005~May 30, 2009
                                           Exercise price (Won): 5,000
                                           Others:
                                           Above stock options which are subject to cancellation were granted on May
                                           30, 2003
                                           [Details on parties whose stock options are subject to cancellation]

                                                                 Common stock

                                           Ki Kwon Do             Director                   90,000
                                           Geun Mo Lee         Vice President                35,000
                                           Hong Sik Kim   Assistant Vice President           25,000

                                                          Total                             150,000

2004-05-28   Resolution for appointing     1. Profile of outside director
             outside director                 Name: Hong Ryul Cheon
                                              Age: 56
                                              Education:
                                              Seoul National University, Graduate School of Public Administration
                                              Kim & Chang, Advisor (current)
                                              Work Experience:
                                              Director of Securities Policy Division, Ministry of Finance and Economy
                                              Commissioner of Regulations Review committee, Financial Supervisory
                                              Commission,

                                           2. Term of Office:
                                              Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                           3. Reason: Newly appointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying outside director: None

2004-05-28   Resolution appointing         1. Profiles of outside director
             outside director                  Name: Jin Won Park
                                               Age: 58
                                               Education:
                                              Brooklyn Law School (J.D.)
                                               Shin & Kim, US Legal Consultant (current)
                                               Work Experience:
                                              Non-standing director, Financial Supervisory Commission,
                                              Hyundai Heavy Industries Co., Outside Director
                                              Corporate Governance Advancement Committee, committee member

                                           2. Term of Office:
                                              Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                           3. Reason: Reappointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying outside director: None

2004-05-28   Resolution appointing         1. Profiles of outside director
             outside director                 Name: Hyoung Tae Kim
                                              Age: 43
                                              Education: Seoul National University,  Ph.D in Business Administration
                                              Vice-President of Korea Securities Research Institute (KSRI) (current)

                                              Work Experience:
                                              University of Pennsylvania, Wharton School Senior Research Fellow
                                              Senior Analyst, Korea Securities Research Institute (KSRI)

                                           2. Term of Office:
                                              Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                           3. Reason: Reappointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying outside director: None

2004-05-28   Resolution appointing         1. Profiles of outside director
             outside director                  Name: Kyung Ho Kim
                                               Age: 50
                                               Education:
                                              Purdue University (Ph.D. in Business Administration)
                                              Hongik University, Professor of Business Administration  (current)
                                              Major Work Experience:
                                              University of California, Los Angeles, Assistant Professor
                                              Standing Director of the Korea Accounting Standards Board

                                           2. Term of Office:
                                              Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                           3. Reason: Newly appointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying outside director: None

2004-05-28   Dismissal of member of        1. Profile of member of audit committee
             audit committee                     Name: Jin Won Park
                                              Age: 58
                                              Education:
                                              Brooklyn Law School (J.D.)
                                                Shin & Kim, US Legal Consultant (current)
                                                Work Experience:
                                              Financial Supervisory Commission, Non-standing commissioner
                                                Hyundai Heavy Industries Co., outside director
                                                Corporate Governance Advancement Committee,  committee member

                                           2. Term of Office:  By May 28, 2004
                                           3. Reason: Expiry of term of office
                                           4. Date of resolution: May 28, 2004 (date of dismissal)
                                           5. Serving as outside director: currently serving
                                           6. Others: date of resolution (date of dismissal) refers to the date his term of office expires.

2004-05-28   Appointment of member of      1. Audit Committee
             audit committee                   Profile  of members
                                               Name: Sung No Lee
                                               Age: 56
                                               Education:
                                              Yonsei University, B.A. in Business Management
                                              Standing member of Audit Committee of Good Morning Shinhan Securities
                                              (current)
                                              Head of Credit Supervisory Dept, Financial Supervisory Service
                                              Head of Planning & Coordination Dept, Financial Supervisory Service

                                           2. Term of Office:
                                              Up to the close of the ordinary general meeting of shareholders with respect to the 2005
                                              fiscal year
                                           3. Reason: Reappointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying a member of audit committee: None

                                           * Item :  Yes or No
                                               -  Underage, Incompetence, quasi-incompetence -->No
                                               - Bankruptcy  and without reinstatement  -->No
                                               - After being sentenced to prison, two years has not passed from the end of serving such sentence or from the day the execution of such sentence was dismissed  -->No
                                             - Two years has not passed since dismissed or removed under the
                                             Securities and Exchange Act -->No
                                               - Major shareholder, a major shareholder's spouse or lineal ascendant or descendent --> No
                                             - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or a lineal ascendant or descendent --> No
                                             - Have worked or currently working as full time officer or employee within the last two years for an affiliated company --> No
                                           6. Serving as outside director: -->Yes

2004-05-28   Appointment of member of      1. Audit Committee
             audit committee                  Profile of members
                                              Name: Hyoung Tae Kim
                                              Age: 43
                                              Education:
                                              Seoul National University,  Ph.D in Business Administration
                                              Vice-President of Korea Securities Research Institute (current)
                                                Work Experience:
                                                University of Pennsylvania, Wharton School Senior Research Fellow
                                           (Senior Research Fellow)
                                              Senior Analyst, Korea Securities Research Institute (KSRI)

                                           2. Term of Office: Up to close of the ordinary general meeting of shareholders with respect to the 2005 fiscal year
                                           3. Reason: Reappointed due to expiry of term of office
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying a member of audit committee: None

                                           * Item: Yes or No
                                               - Underage, Incompetence, quasi-incompetence -->No
                                               - Bankruptcy and without reinstatement --> No
                                               - After being sentenced to prison, two years has not passed from the end of serving such sentence  or from the day the execution of such sentence was dismissed --> No
                                             - Two years has not passed since dismissed or removed under the
                                             Securities and Exchange  Act --> No
                                             - Major shareholder, a major shareholder's spouse, and lineal ascendant or descendent -->No
                                             - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or lineal
                                             descendent --> No
                                             - Have worked or currently working as full time officer or employee within the last two years for an affiliated company --> No

                                           6. Serving as outside director -->Yes

2004-05-28   Appointment of member of      1. Profiles of outside director
             audit committee                  Name: Kyung Ho Kim
                                              Age: 50
                                              Education:
                                              Purdue University (Ph.D. in Business Administration
                                              Hongik University, Professor of Business Administration (current)
                                              Major Work Experience:
                                              University of California, Los Angeles, Assistant Professor
                                              Standing Director of the Korea Accounting Standards Board

                                           2. Term of Office: Up to close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                           3. Reason: Newly appointed
                                           4. Date of resolution: May 28, 2004
                                           5. Reason for disqualifying outside director: None

                                              * Item: Yes or No
                                              - Underage, Incompetence, quasi-incompetence --> No
                                              - Bankruptcy and without reinstatement ] --> No
                                              - After being sentenced to prison, two years has not passed from the end of serving such sentence or from the day the execution of such sentence was dismissed --> No
                                              - Two years has not passed since dismissed or terminated under the
                                           Securities and Exchange  Act --> No
                                           - Major shareholder,  major shareholder's spouse and a lineal ascendant or descendent --> No
                                           - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or a lineal ascendant or descendent --> No
                                           - Have worked or currently working as full time officer or employee within the last two years for an affiliated company --> No

                                           6. Serving as outside director -->Yes

2004-05-31   Change of                     1. Changed information
              Representative Director         A. Before change
                                                   Vice President : Woo Keun Lee
                                                   President: Ki Kwon Do
                                              B. After change
                                                   Vice President : Woo Keun Lee
                                                   President: Kang Won Lee

                                           2. Reason of change
                                              - Inauguration of CEO/Representative Director

                                           3. Date of change: May 28, 2004

2004-09-17   Share Swap with Shinhan       Good Morning Shinhan Securities decided to conduct a share swap with
             Financial Group                  Shinhan Financial Group at the BOD meeting of September 17, 2004

2004-09-17   Resolution of Board of        Convening a general meeting to approve the share swap with Shinhan
             Directors for convening a        Financial Group
             general meeting of
             shareholders

2004-09-17  Resolution of        Convening a general meeting of preferred shareholders
            Board of             to approve the Share swap with Shinhan Financial Group
            Directors for
            convening a
            general meeting
            of shareholders

B. Disclosure pursuant to Disclosure Regulations concerning Corporations listed in Korea Stock Exchange

         (1) Interim Disclosure

DATE OF
 REPORT        SUBJECT                               REPORTED MATTERS                                            REMARKS
------------------------------------------------------------------------------------------------------------------------
2004-04-16  Increase in          1. Increased amount of sales volume: 590,78,150,117 Won
            sales volume by        - Ratio of increase in sales volume: 9.5%
            10/100 or more         - Current fiscal year (the fifth fiscal year): 683,760,465,798 Won
            (in case of            - Prior fiscal year (the fourth fiscal year): 624,682,315,681 Won large
            corporation by       2. Cause of increase: increase in product sales profit and FNA
            5/100 or more)          income
            compared to that     3. The amount of total assets at the end of latest fiscal year:
            of the most             1,996,991,770,850 Won
            recent fiscal        4. Others
            year                   - Results of the current fiscal year are calculated based on internal and external regulations and the company's judgment.

                                   After the audit by the independent auditors for the closing of accounts, there may be a difference between the audited and un-audited amounts in which case the company will disclose any relevant information if any changes occur.

2004-04-16  Increase in          1. Increased amount of ordinary income: 91,663,093,349 Won
            ordinary income         - Ratio of increase in ordinary income: 1,655.0%
            by 30/100 or            - Current fiscal year (the fifth fiscal year): 97,201,516,585 Won
            more (in case of        - Prior fiscal year (the fourth fiscal year): 5,538,423,236 Won large
            corporation by       2. Cause of increase: increase in product sales profit and FNA income
            15/100 or more)
            compared to that     3. Total amount of asset at the end of latest fiscal year:
            of the most             1,996,991,770,850 Won
            recent fiscal        4. Others
            year                   - Results of the current fiscal year are calculated based on internal and external regulations and the company's judgment. After the audit by the independent auditors for the closing of accounts, there may be a difference between the audited and un-audited amounts in which case the company will disclose any relevant information if any changes occur.

2004-04-16  Increase in net      1. Increased amount of net income: 69,661,436,647 Won
            income by 30/100       - Ratio of increase in net earning: 640.4 %
            or more (in case       - Current fiscal year (the fifth fiscal year): 80,539,991,088
            of large                 Won
            corporation by         - Prior fiscal year (the fourth fiscal year): 10,878,554,441 Won
            more than            2. Cause of increase: increase in product sales profit and FNA
            15/100) compared        income
            to that of the       3. The amount of total assets at the end of the latest fiscal
            most recent             year: 1,996,991,770,850 Won
            fiscal year          4. Others
                                     - Results of the current fiscal year are
                                 calculated based on internal and external
                                 regulations and the company's judgment.
                                   After the audit by the independent auditors for
                                   the closing of accounts, there

                                    may be a difference between the audited and un-audited
                                    amounts in which case the company will disclose
                                    any relevant information if any changes occur.

2004-05-06  Real estate           1. Name of company: Shinhan Bank
            leasing with            - Relation with the company: subsidiary
            largest               2. Details of real estate leasing
            shareholder, etc.       A. Date of leasing: May 4, 2004
                                    B. Leasing property: building 280.81 pyung
                                    C. Address: 17th floor, 23-2 Yeouido-dong,
                                    Yeongdeungpo-gu, Seoul
                                    D. Details of transaction and lease period
                                    Lease period: June 15, 2004~June 14, 2009
                                    Total amount of payment: 1,762,363,560 Won
                                    - Deposit money: 1,684,860,000 Won
                                    - Annual leasing fee: 77,503, Won
                                    - Accumulated amount of transacti560 on with largest
                                    shareholder: 1,762,363,560 Won
                                    - Total shareholders' equity at the end of the latest fiscal year: 567,650,414,442 Won
                                    - In proportion to total shareholder's equity: 0.31%
                                 3. Objectives of transaction: office-leasing
                                 4. Date of resolution: May 4, 2004
                                    - Presence of outside directors: present ( -   ) absent ( -  )
                                    -  Presence of auditors: absent
                                 5. Subject to the Monopoly Regulation and Fair
                                 Trade Act- No
                                 6. Others
                                    - Date of resolution refers to the day of
                                    signing a leasing contract.

2004-05-10  Correction           1. Documents for public disclosure of correction: increase in
            Report                  sales volume by 10% or more compared to that of most recent
            (reporting)             year
                                 2. First date of submission of correction documents: April 16, 2004
                                 3. Cause of correction: final closing of profit
                                    and loss upon completion of audit
                                 4. Items Corrected

                                 (Before correction)
                                 1. Increased amount of sales volume: 59,078,150,117 Won
                                   - Ratio of increase in sales volume: 9.5%
                                   - Current fiscal year (the fifth fiscal year): 683,760,465,798.

                                 4. Others
                                 Since the above matters are being disclosed based on information which have not been audited by the independent auditor (an accounting firm), they are subject to change by audit. If there is any change the company will disclose any relevant information. .

                                 (After correction)
                                 1. Increased amount of sales volume: 60,794,328,304 Won
                                     - Ratio of increase in sales volume: 9.7%
                                     - Current fiscal year (the fifth fiscal year): 685,476,643,985 Won
                                     4 Others
                                     - The Above disclosed matters are based on
                                     final figures audited by the independent
                                     auditor (an accounting firm).

2004-05-10  Report of
            correction           1. Documents of public disclosure of correction: reduction in
            (reporting)          ordinary income 30/100 or more compared to that of most recent year
                                 2. First date of submission of correction documents: April 16, 2004
                                 3. Cause of correction: final closing of profit and loss
                                 with completion of audit
                                 4. Items Corrected

                                (Before correction)
                                 1. Decreased amount of ordinary income: 91,663,093,349 Won
                                    - Ratio of decrease in ordinary income: 1,655.0%
                                    - Current fiscal year (the fifth fiscal year): 97,201,516,585 Won
                                 4. Others
                                 Since the above matters are being disclosed
                                 based on information which have not been audited
                                 by the independent auditor (an accounting firm),
                                 they are subject to change by audit. If there is
                                 any change the company will disclose any
                                 relevant information.

                                 (After correction).
                                 1. Decreased amount of ordinary income: 91,499,881,093 Won
                                     - Ratio of decrease in ordinary income: 1,652.0%
                                     - Current fiscal year (the fifth fiscal year): 97,038,304,329

                                 4. Others
                                 The Above disclosed matters are based on final
                                 figures audited by the independent auditor (an accounting firm).

2004-05-10  Correction           1. Documents for public disclosure of correction: reduction in
            Report                  net income by 30/100 or more compared to that of most
            (reporting)             recent fiscal year
                                 2. First date of submission of correction documents: April 16, 2004

                                 3. Cause of correction: final closing of profit
                                    and loss upon completion of audit
                                 4. Items Corrected

                                 (Before correction)

                                 1. Decreased amount of net income: 69,661,436,647 Won
                                     - Ratio of decrease in net income: 640.4%
                                     - Current fiscal year (the fifth fiscal year): 80,539,991,088 Won
                                 4. Others
                                    - Since the above matters are being disclosed
                                 based on information which have not been audited
                                 by the independent auditor (an accounting firm),
                                 they are subject to change by audit. If there is
                                 any change the company will disclose any
                                 relevant information.

                                 (After correction)
                                 1. Decreased amount of net income: 69,776,789,634 Won
                                     - Ratio of decrease in net income: 641.4%
                                     - Current fiscal year (the fifth fiscal year): 80,655,344,075 Won

                                 4. Others
                                    - The Above disclosed matters are based on final figures audited by the independent auditor (an accounting firm).

2004-5-12   Resolution of        1. Date of resolution: May 11, 2004
            Board of                - Presence of outside directors:  present (2) absent  (-)
            Directors for           - Presence of auditors: present
            convening the        2. Determination of date, place and agenda for the fifth
            general meeting         ordinary general meeting of shareholders
            of shareholders      3. Date of shareholders meeting: 09:00 AM, May 28, 2004
                                 4. Place of shareholders meeting:
                                    23-2 Good Morning Shinhan Tower,
                                    Yeouido-dong, Yeongdeungpo-gu, Seoul
                                 5. proposal and major agenda
                                   -1st proposal: the fifth fiscal year (2003.4.1~2004.3.31)
                                    Approval of balance sheet, statement of income, and
                                   statement of appropriation of retained earnings
                                   -2nd proposal: appointment of directors

                                 Director candidates who are not members of audit committee
                                 1. Kang Won Lee (August 8, 1950)
                                   - Work Experience:
                                   Executive Vice-President of LG Investment Securities
                                   Chief Executive Officer of LG Investment Trust Management
                                 Co., Ltd.
                                   Chief Executive Officer of Korea Exchange Bank(KEB)
                                   Advisor of KEB (current)
                                   - Recommended by a recommendation committee
                                   - Relation with largest shareholder: None
                                   - Transaction records with the company for the recent three years: None

                                 2. Chil Sun Hong (August 20, 1946)
                                   - Work Experience:
                                   Executive Vice-President of Chohung Bank
                                   Chief Executive Officer of Chohung Bank


                                   Managing Director of Shinhan Finance Group (current)

                                    - Recommended by a recommendation committee
                                    - Relation with largest shareholder:
                                   Managing Director of Shinhan Financial Group, the largest
                                   shareholder
                                   - Transaction records with the company for the recent three years: None

                                 3. Jin Won Park (December 1, 1946)
                                    - Work Experience:
                                     Non-standing director of Financial Supervisory Commission
                                     Shin & Kim, US Legal Consultant (current)
                                     Corporate Governance Improvement Committee, committee
                                 member (current)
                                    - Recommended by a recommendation committee
                                    - Relation with largest shareholder: None
                                    - Transaction records with the company for the
                                    recent three years: None

                                 4. Hong Ryul Cheon (October 13, 1948)
                                    - Work Experience:
                                   Director of  Securities Policy Division, Ministry of
                                   Finance and Economy
                                   Commissioner of Regulations Review Committee, Financial
                                   Supervisory Commission,
                                     Kim & Chang, Senior Advisor (current)
                                     - Recommended by a recommendation committee
                                     - Relation with largest shareholder : None
                                    - Transaction records with the company for the recent three years: None

                                 >> Director candidates who are members of the audit committee
                                  > Member candidates of an audit committee who are not
                                  outside directors

                                 1. Sung No Lee (December 20, 1948)
                                    - Work Experience:
                                   Head of Credit Supervisory Dept, Financial Supervisory
                                   service; Head of Planning & Coordination Dept,, Financial
                                   Supervisory service, Standing member of Audit Committee of Good
                                   Morning Shinhan Securities, (current)

                                   - Recommended by a recommendation committee
                                   - Relation with largest shareholder: None
                                   - Transaction records with the company for the recent three years: None

                                  > Member candidates of an audit committee who are outside
                                  directors

                                 1. Hyoung Tae Kim (July 7, 1961)
                                    - Work Experience:
                                   University of Pennsylvania, Wharton School (Senior Research
                                   Fellow)
                                    Senior Analyst, Korea Securities Research Institute (KSRI)

                                    Currently Vice-President of KSRI (current)
                                     - Recommended by a recommendation committee
                                     - Relation with largest shareholder: None
                                     - Transaction records with the company for the recent
                                     three years: None

                                 2. Kyung Ho Kim (December 21, 1954)
                                     - Work Experience:
                                       University of California, Los Angeles, Assistant Professor
                                        Standing Director of the Korea Accounting Standards Board
                                      Hongik University, Professor of Business Administration (current)
                                    - Recommended by a recommendation committee
                                    - Relation with largest shareholder : None
                                    - Transaction records with the company for the recent three years: None

                                 - 3rd proposal: approval of compensation ceiling for directors
                                 - 4th proposal: granting of stock options

                                 6. Details of Resolution: Proposal approved as submitted
                                 7. Others
                                   - 1. Resolution of granting of stock options at the BOD will be separately disclosed.
                                   - 2. The word "auditor" in section 1 refers to a member of the audit committee.

2004-05-12    Resolution of      1. Number of parties to be granted option: 110 including Woo
              BOD for granting   Keun Lee
              of stock options   2. Method of granting option: New shares issuance or payment of cash for the difference between the market price and the exercise price
                                 3. Exercise price (Won): N/A
                                 4. Exercise period: from May 29, 2006 to May 28, 2009
                                 5. Type and number of shares to be granted
                                    A. Common stock in a registered form (share): 709,000
                                    B. Preferred stock in a registered form (share): N/A
                                 6. Adjustment of exercise price: After the granting date but before the exercise date, the stock option exercise price and the number of granted shares may be changed in accordance with a resolution of the
                                    BOD in case the adjustment is deemed to be necessary due to capital increase with consideration, bonus issue, share dividend, merger, capital reduction, capitalization of reserves, stock split, reverse split, etc.
                                7.  Status of stock options after being granted
                                    A. Number of grantees: 139
                                    B. Number of granted shares (share): 10,064,025
                                 8. Date of general meeting of shareholders: 09:00 AM, May 28, 2004,
                                 9. Place of meeting:
                                    23-2 Good Morning Shinhan Tower, Yeouido-dong, Yeongdeungpo-gu, Seou
                                 10. Date of resolution: May 11, 2004
                                   - Presence of outside directors: present (2) absent (-)
                                   - Presence of auditors: present
                                 11. Others


                                   1) The company expects the above matters to
                                   be approved at the general meeting of
                                   shareholders on May 28, 2004; their contents
                                   may change in the course of obtaining
                                   resolutions for such proposals.
                                   2) Number of grantees and granted shares did
                                   not include cancelled or exercised stock
                                   options.
                                   3) Exercise price is calculated based on a formula stated
                                      in Chapter 84-9 of Presidential Decree of Securities and
                                      Exchange Act.
                                   4) The company will adopt one of the
                                 following options depending on the circumstances
                                 at the exercise date: issuance of new stock at
                                 the exercise price or paying the difference
                                 between the market price and the exercise price
                                 in cash in case all conditions and terms are met
                                 for exercising stock options.

2004-05-20  Correction           1. Documents for public disclosure of correction: (correction)
            Report                  increase in ordinary income by 30/100 or more compared to
            (reporting)             that of the most recent fiscal year (in case of large
                                    corporation, by more than 15/100)
                                 2. First date of submission of correction
                                    documents: May 10, 2004
                                 3. Cause of correction: reclassification of
                                    items on statement of income
                                 4. Items Corrected

                                 (Before correction)

                                 1. Increased amount of ordinary income: 91,499,881,093 Won
                                    - Ratio of increase in ordinary income: 1,652.0%
                                    - Current fiscal year (the fifth fiscal year): 97,038,304,329 Won

                                 (After correction)

                                 1. Increased amount of ordinary income: 91,202,727,053 Won
                                    - Ratio of increase in ordinary income: 1,646.7%
                                    - Current fiscal year (the fifth fiscal year): 96,741,150,289 Won

2004-05-21  Submission of        1. Name of independent auditor: Samjung Accounting Corp.
            audit reports        2. Period of auditing: April 1, 2003~March 31, 2004
                                 3. Receipt Date of audit report: May 20, 2004 4.
                                 Auditor's opinion: current fiscal year
                                  - unqualified  O
                                  - qualified -
                                  - qualified due to the limited scope of audit -
                                  - adverse -
                                  - disclaimer-

                                 (prior fiscal year)
                                  - unqualified  O
                                  - qualified -
                                  - qualified due to the limited scope of audit -
                                  - adverse -
                                  - disclaimer -

                                 5. Negative capital
                                    (Current fiscal year)
                                     - Deficit exceeding 100% of paid-in capital -
                                     - Deficit exceeding 50% of paid-in capital -
                                     - Deficit not exceeding 50% of paid-in capital O
                                     - None -

                                   (Prior fiscal year)-
                                     - Deficit exceeding 100% of paid-in capital -
                                     - Deficit exceeding 50% of paid-in capital -
                                     - Deficit not exceeding 50% of paid-in capital O
                                     - None -

                                 6. Others
                                   - Since negative capital of the company is not caused by an accumulated loss but caused by share issuance at a price below par value during the process of procuring foreign investment such as capital increase with consideration in December 1998, deficit does not exceed pain-in capital.

                                 * Since financial statements in audit report
                                   submitted to the company by the independent auditors have not been approved by the general shareholders' meeting of the company, the contents of those statements may change during the approval process.

2004-05-28  Resolution at        1. Approval of financial statements for the fifth fiscal year
            the general            - Total asset (Million Won): 2,251,44
            meeting of             - Sales volume (Million Won): 685,477
            shareholders           - Total liability (Million Won): 1,595,278
                                   - Ordinary income (Million Won): 96,741
                                   - Capital stock (Million Won): 796,998
                                   - Net income (Million Won): 80,655
                                   - Total shareholders' equity (Million Won): 656,171
                                      * Earning per share (Million Won): 518
                                      * Independent auditor's opinion: unqualified

                                 2. Dividend: cash dividend: None
                                 3. Status of officers
                                   A. Appointment of officers
                                   >> Directors who are not members of the audit committee
                                     - Standing director: Kang Won Lee
                                     - Non-standing director: Chil Sun Hong
                                     - Outside director: Jin Won Park, Hong Ryul Cheon
                                    >> Directors  who are members of the audit committee
                                     - Members who are not outside directors : Sung No Lee
                                     - Members who are outside directors: Hyoung Tae Kim,
                                     Kyung Ho Kim
                                  B. Outside directors
                                     - Total number: 8
                                     - Number of outside director: 4
                                     - Appointment ratio of outside director: 50%
                                  C. Auditor (standing auditor): N/A
                                     - Non-standing auditor: N/A
                                  D. Audit Committee, outside director (2),
                                     standing director (1)
                                 4. Other resolved matters
                                  >>  The fifth term (April 1, 2003~March 31,
                                      2004) Approval of balance sheet, statement
                                      of income, and
                                  statement of appropriation of retained
                                  earnings  ==> Approved as submitted  >> Approval
                                  of director appointment ==>Approved as
                                  submitted (as same as appointment of `A')
                                 >> Approval of compensation ceiling for directors ==> Approved as submitted (25 million Won)
                                 >> Granting of stock option rights ==> Approved as submitted

                                   (7 members of management: 315,000 shares, 99 heads of operations and deputy heads of branches: 318,000 shares)

                                 5. Date of general meeting of shareholders: 2004.05.28
                                 6. Since granting of other stock option rights are subject to special resolution, it will be separately disclosed.

2004-05-28   Special resolution  Details of issuing company
             of general          Name of company: Good Morning Shinhan Securities
             shareholders'       Representative: Woo Keun Lee
             meeting in          Number of issued shares
             relation to           - Common stock: 155,576,350 shares
             granting stock        - Preferred stock: 3,823,314 shares
             options             Details of granting
                                 Date of resolution: May 28, 2004
                                 Date of granting: May 28, 2004 Number of grantees: 106 including Woo Keun Lee
                                 Stock option ceiling: 23,909,949 shares
                                 Number of shares which were granted
                                   - Common stock: 9,355,025 shares
                                   - Preferred stock: N/A
                                 Number of granted stock
                                   - Common stock: 633,000 (shares)
                                   - Preferred stock: N/A
                                 Granting method :
                                 New share issuance and payment of cash for the difference between the market price and the exercise
                                 Exercise terms,
                                 Exercise period: May 29, 2006~May 28, 2009
                                 Exercise price
                                   - Common stock: 5,000 Won
                                   - Preferred stock:  N/A

                                 Others
                                 * * See stock option granting terms below.
                                 Among matters resolved at the BOD on granting stock option rights which were disclosed on May 12, 2004, the number of management and deputy heads of branches who would be granted options were reduced from 9 (375,000 shares) to
                                 7 (315,000 shares) and from 101 (334,000 shares) to 99 (318,000 shares)
                                 respectively.

                                 Details on grantees
                                                                            Common stocks

                                    Officer     Woo Keun Lee                    50,000
                                    Officer     Kang Won Lee                   100,000
                                     Officer     Sung No Lee                    35,000
                                     Officer     Dae Seok Kang                  35,000
                                     Officer     Jong Gil Park                  35,000
                                     Officer     Hyung Jae Han                  35,000
                                     Officer     Chae Young Jeong               25,000

                                 2 deputy heads of operations, 97 deputy heads of branches

                                    Employees       318,000

                                  Total            633,000

                                 * Granting terms of stock option rights
                                 1. Outline of granting terms
                                  1) Method of granting
                                    - The company will adopt one of the following options
                                   depending on  the circumstances at the  Exercise  date -
                                   issuance of new stock at a exercise price or paying the
                                   difference between the market price and the exercise price in cash in case all conditions and terms are met for granting stock options.
                                   2) Types of share:  common stock in registered form
                                   3) Exercise price: 5,000 Won (price is calculated based on
                                   Article 84-6 of  Presidential Decree of  Securities and
                                   Exchange Act)
                                   4) Exercise period: May 29, 2006~May 28, 2009 (two years after the grant date and for three years thereafter)

                                 2. Conditions for exercising stock option
                                    1) Management
                                    - In general, granting of stock options depends on job title and position within the organization.  Within the shares
                                    granted, the number of options that can be exercised depends on the results of measurement of contributions made.
                                    - The Measurement of contributions is determined by combining the share price and the management performance.

                                   - Basic diagram for vesting conditions that apply to stock options
                                    Measuring Contribution: Determination of number of options that can be exercised depends on the share price.
                                     Number of exercisable options: 50%
                                     Standards for stock option vesting (necessary conditions)

                               [Condition 1:
                                  - Shareholder profit rate should be higher than 80% of the rate of increase for share price index of the securities industry.
                               Condition 2:
                                  - Sum total of net earning of the two previous fiscal years should be zero or more --> meeting both  conditions 1 and 2
                                   ROE achievement rate of the year when stock options are
                               granted, ROE achievement rate of the following year
                                   Determination of number of shares depending on management
                               performance
                                   - 25% ROE achievement rate of the year the shares are granted
                                   - 25% ROE achievement rate of the following year
                               Note 1) ROE achievement rate = actual ROE/targeted ROE
                                    2) Deputy head of branch, etc.
                                     - Sum total of net earnings of two previous fiscal years is zero or more.]

2004-05-28   Cancellation of   Details of the option grant
             granted stock     Number of grantees: 140
             option rights     Number of granted shares:
                               - Common stock: 9,988,025 shares
                               - Preferred stock: none
                               Details of cancellation
                               Date of resolution for cancellation: May 28, 2004
                               Method of cancellation: BOD resolution


                                  Parties whose stock options are subject to cancellation: Ki Kwon Do,
                                 Geun Mo Lee, Hong Sik Kim

                                 Number of cancelled shares
                                  - Common stock: 150,000 shares
                                  - Preferred stock: N/A
                                 Reason for cancellation and its justification: Article 189-4 of
                                 Securities and Exchange Act and Article 7 of contract for issuance of stock option

                                 Details relating to cancelled stock options
                                 :Exercise period: May 31, 2005~May 30, 2009
                                 Exercise price (Won): 5,000
                                 Others:
                                 - Above stock options which are subject to
                                 cancellation were granted on May 30, 2003
                                  [Details on parties whose stock options are subject to cancellation]

                                                                                         Common stock
                                     Ki Kwon Do            Director                         90,000
                                     Geun Mo Lee         Vice President                     35,000
                                     Hong Sik Kim    Assistant Vice President               25,000

                                        Total                                              150,000

2004-05-28  Resolution for       1. Profile of outside director
            appointing             Name: Hong Ryul Cheon
            outside                Age: 56
            director               Education:
                                  Seoul National University, Graduate School of Public Administration
                                  Kim & Chang, Advisor (current)
                                  Work Experience:
                                   Director of Securities Policy Division, Ministry of Finance and
                                   Economy Commissioner of Regulations Review committee, Financial
                                   Supervisory Commission,

                                 2. Term of Office:
                                    Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                                 3. Reason: Newly appointed
                                 4. Date of resolution: May 28, 2004
                                 5. Reason for disqualifying outside director: None

2004-05-28  Resolution           1. Profiles of outside director
            appointing              Name: Jin Won Park
            outside                 Age: 58
            director                Education:
                                    Brooklyn Law School (J.D.)
                                    Shin & Kim, US Legal Consultant (current)
                                    Work Experience:
                                    Non-standing director, Financial Supervisory Commission,
                                    Hyundai Heavy Industries Co., Outside Director
                                    Corporate Governance Advancement Committee, committee member
                                    Term of Office:
                                 Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year 3. Reason: Reappointed
                                 4. Date of resolution: May 28, 2004
                                 5. Reason for disqualifying outside director: None

2004-05-28 Resolution for    1. Profile of outside director
           appointing             Name: Hyoung Tae Kim
           outside director       Age: 43
                                  Education: Seoul National University, PhD in Business Administration
                                Vice-President of Korea Securities Research Institute, (current):
                                Work Experience: University of Pennsylvania, Wharton School
                                Senior Research Fellow
                                Senior Analyst, Korea Securities Research Institute

                             2. Term of Office:
                                Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                             3. Reason: Reappointed
                             4. Date of resolution: May 28,2004
                             5..Reason for disqualifying outside director: None

2004-05-28 Resolution for    1. Profile of outside director
           appointing             Name: Kyung Ho Kim
           outside director       Age: 50
                                  Education:
                                Purdue University (Ph.D. in Business Administration)
                                  Hongik University, Professor of Business Administration (current)
                                  Major Work Experience: University of California, Los Angeles, Assistant Professor
                                  Standing Director of the Korea Accounting Standards Board
                             2. Term of Office:
                                Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                             3. Reason: Newly appointed
                             4. Date of resolution: May 28, 2004
                             5. Reason for disqualifying outside director: None

2004-05-28 Dismissal of the  1. Profile of a member the audit committee
           member of audit        Name: Jin Won Park
           committee              Age: 58
                                  Education:

                                Brooklyn Law School (J.D.)
                                  Shin & Kim, US Legal Consultant (current)
                                  Work Experience:
                                Financial Supervisory Commission, Non-standing commissioner
                                  Hyundai Heavy Industries Co., outside director
                                  Corporate Governance Advancement Committee, committee member

                             2. Term of Office: by May 28, 2004
                             3. Reason: Expiry of term of office
                             4. Date of resolution: May 28, 2004 (date of dismissal)
                             5. Serving as outside director: Yes
                             6. Others: Date of resolution (date of dismissal) refers to the date when his term of office expires.

2004-05-28 Appointment of    1. Audit Committee
           member of audit        Profile of Members
           committee              Name: Sung No Lee
                                  Age: 56
                                  Education:
                                  Yonsei University, B. A. in Business Management
                                  Standing member of Audit Committee of Good Morning Shinhan Securities, (current)

                                Work Experience:
                                Head of Credit Supervisory Dept, Financial Supervisory Commission
                                Head of Planning & Coordination Dept, Financial Supervisory Commission,
                             2. Term of Office:
                                Up to the close of the ordinary general meeting of shareholders with respect to the 2005 fiscal year
                             3. Reason: Reappointed
                             4. Date of resolution: May 28,2004
                             5. Reason for disqualifying a member of the audit committee: None

                                * Item:  Yes or No
                                - Underage, Incompetence, quasi-incompetence -> No
                                - Bankruptcy and without reinstatement ] -> No
                                - After being sentenced to prison, two years has not passed from the end of execution or from the day execution was dismissed. ->  No
                                - Two years has not passed since dismissed or removed under the Securities and Exchange Act -> No
                                - Major shareholder, a major shareholder's spouse or lineal ascendant or descendent -> No
                             - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or lineal descendent -> No
                             - Have worked or currently working as full time officer or employee within the last two years for an affiliated company -> No
                             6. Serving as outside director -> Yes

2004-05-2  Appointment of    1. Audit Committee
           member of audit        Profile of members
           committee              Name: Hyoung Tae Kim
                                  Age: 43
                                  Education:
                                Seoul National University, PhD in Business Administration
                                Vice-President of Korea Securities Research Institute, (current) Major
                             Work Experience:
                                  University of Pennsylvania, Wharton School Senior Research Fellow
                                 (Senior Research Fellow)
                                  Senior Analyst, Korea Securities Research Institute (KSRI)

                             2. Term of Office:
                                Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                             3. Reason: Reappointed due to expiry of term of office
                             4. Date of resolution: May 28, 2004
                             5. Reason for disqualifying a member of the audit committee: None

                                * Item:  Yes or No
                             - Underage, Incompetence, quasi-incompetence -> No
                             - Bankruptcy  and without reinstatement -> No
                                - After being sentenced to prison, two years has not passed from the end of serving such sentence or from the day execution of such sentence was dismissed -> No
                                - Two years has not passed since dismissed or removed under the Securities and Exchange Act -> No
                                  - Major shareholder, Major shareholder's spouse or lineal ascendant or descendent -> No

                             - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or lineal descendent -> No
                             - Have worked or currently working as full time officer or employee within the last two years for an affiliated company -> No
                             6. Serving as outside director -> Yes

2004-05-28 Appointment of    1. Details of outside director
           member of audit      Name: Kyung Ho Kim
           committee            Age: 50
                                Education:
                                  Purdue University (Ph.D. in Business Administration)
                                  Hongik University, Professor of Business Administration (current)
                                  Major Work Experience: University of California, Los Angeles,
                             Assistant Professor
                                  Standing Director of the Korea Accounting Standards Board
                             2. Term of Office:
                                Up to the close of the ordinary general meeting of shareholders with respect to the 2004 fiscal year
                             3. Reason: Newly appointed
                             4. Date of resolution: May 28, 2004
                             5. Reason for disqualifying outside director: None

                                * Item: Yes or No
                                - Underage, Incompetence, quasi-incompetence ->  No
                                - Bankruptcy and without reinstatement  ->  No
                                - After being sentenced to prison, two years has not passed from the end of serving such sentence or from the day execution of sentence was dismissed. -> No
                             - Two years has not passed since dismissed or removed under the Securities and Exchange Act -> No
                             - Major shareholder, a major shareholder's spouse and lineal ascendant or descendent -> No
                             - Have worked or currently working as full time officer or employee within the last two years, or his or her spouse or lineal descendent -> No
                             - Have worked or currently working as full time officer or employee within the last two years for an affiliated company -> No

                             6. Serving as outside director -> Yes

2004-05-31 Change of         1. Changed information
           Representative       A. Before change
           Director                  Vice President: Woo Keun Lee
                                     President: Ki Kwon Do

                                B. After change
                                     Vice President: Woo Keun Lee
                                     President: Kang Won Lee
                             2. Reason of change
                                  Inauguration of CEO / Representative Director
                             3. Date of change: May 28, 2004

2004-06-14 Real estate       1. Name of company: Chohung Bank
           rental from          - Relation with the company: subsidiary
           largest           2. Details of real estate rental
           shareholder          A. Date of rent: June 22, 2004
                                B. Rented property: building 6.2 pyung (5.36 pyung for exclusive use)

                                C. Address: 1st floor, 301-61 Ichon-dong, Yongsan-gu, Seoul
                                D. Details of transaction and rental period
                             Rental period: June 22, 2004 ~ June 21, 2005
                             Total amount of payment: 71,615,680 Won
                                - Deposit money: 70,000,000 Won
                                - Annual rental fee: 1,615,680 Won
                                  Accumulated amount of transaction with largest shareholder: 1,057,041,160 Won
                                - Capital at the end of the latest fiscal year: 656,170,748,841 Won
                                - In proportion to own capital: 0.16%
                             3. Objectives of transaction: office-rental (BIB offices)
                             4. Date of resolution: June 11, 2004
                                - Presence of outside directors: present absent
                                - Presence of auditors: absent
                             5. Subject to The Monopoly Regulation and Fair Trade Act- No
                             6. Others
                                - Date of resolution refers to the day of signing a rental. contract.

2004-08-03 Real estate       Leasing a office from Chohung Bank
           rental from
           largest
           shareholder

2004-09-17 Share swap with   Good Morning Shinhan Securities decided to conduct a share swap with
           Shinhan              Shinhan Financial Group at the BOD meeting of September 17, 2004
           Financial
           Group

2004-09-17 Resolution of     Convening a general meeting to approve the share swap with Shinhan
           Board of             Financial Group
           Directors for
           convening a
           general meeting
           of shareholders

2004-09-17 Resolution of     Convening a general meeting of preferred shareholders to approve
           Board of             the share swap with Shinhan Financial Group
           Directors for
           convening a
           general meeting
           of shareholders

(2)Fair Disclosure

 DATE OF
REPORTING   SUBJECT                                 CONTENTS                                                                REMARKS
---------   -------                                 --------                                                                -------
2004-06-01  Performance of     1. Performance
            business              Period: April 1, 2004~April 30, 2004(Unit: 100 million, %)
            including sales
            volume,                                    Current fiscal year    Prior fiscal Year               Y/Y
            operating income                        (April 1, 04~April. 30) (March 1, 04~March. 31)  (April 1, 03~April. 30)
            & loss, ordinary   1) Operating revenue          668                       682                   14.58
            income & loss      2) Operating income            45                       120                  -32.84
            and net income &   3) Ordinary income             50                       177                  -49.49
            loss for the year  4) Net income                  50                       200                  -49.49

                                2. The management planning team sends information to specific customers, designated]
                                employees of major securities firms who are responsible for profit/loss. Time as scheduled, the name of event and location for delivery of information: After disclosure, relevant information is e-mailed to each responsible employee of relevant companies.

2004-06-28  Performance of      1. Performance
            business
            operations             Period: May 1, 2004~May 31, 2004
            including sales
            volume,                      Unit: 100 million, %
            operating income                            Current fiscal year,     Prior fiscal Year,            Y/Y
            & loss, ordinary                            (May 1, 04~May 30)     (April 1 04~April. 30)  (May 1,2003~May. 31)
            income & loss      1) Operating revenue          865                       668                    64.14
            and net income &   2) Operating income            58                        45                    28.89
            loss for the year  3) Ordinary income             57                        50                   -22.97
                               4) Net income                  57                        50                   -22.97

                                2. The management planning team sends information to [specific customers, designated]
                                employees of major securities firms who are responsible for profit/loss. Time as scheduled, the name of event and location for delivery of information: After disclosure, relevant information is e-mailed to each responsible employee of relevant companies.

2004-07-22  Performance of     1. Performance
            business
            operations         Period: June 1, 2004~June 30, 2004
            including sales
            volume,                     Unit: 100 million, %
            operating income                         Current fiscal year,      Prior fiscal Year,             Y/Y
            & loss, ordinary                        (Jun. 1, 2004~Jun. 30)   (May. 1 2004~May. 30)   (Jun 1, 2003~Jun. 31)
            income & loss      1) Operating revenue          550                       865                  -36.42
            and net income &   2) Operating income           -18                        58                  net loss
            loss for the year  3) Ordinary income             -7                        57                  net loss
                               4) Net income                 -24                        57                  net loss

                                2. The management planning team sends information to [specific customers, designated]
                                employees of major securities firms who are responsible for profit/loss. Time as scheduled, the name of event and location for delivery of information: After disclosure, relevant information is e-mailed to each responsible employee of relevant companies.


                                  information: After disclosure, relevant information is e-mailed to each responsible employee of relevant companies.

2004-08-29    Performance of      1. Performance
              business
              operations              Period: July 1, 2004~July 30, 2004
              including sales
              volume,                                      Unit: 100 million, %
              operating                                   Current fiscal year,     Prior fiscal year,              Y/Y
              income & loss,                             (Jul. 1, 2004~Jul. 30)    (Jun. 1 2004~Jun. 30)  (Jul 1, 2003~Jul. 31)
              ordinary income     1) Operating revenue             638                   550                     10.00
              & loss and net      2) Operating income              -24                   -18                    net loss
              income & loss       3) Ordinary income               -17                    -7                    net loss
              for the year        4) Net income                    -17                   -24                    net loss

                                  2. The management planning team sends information to [specific customers, designated] employees of major securities firms who are responsible for profit/loss. Time as scheduled, the name of event and location for delivery of information: After disclosure, relevant information is e-mailed to each responsible employee of relevant companies.


            (3)   Inquired disclosure

                        - N/A

            (4)   Voluntary Disclosure

                        - N/A

C. Disclosure pursuant to Disclosure Regulations Concerning Corporations registered on the KOSDAQ

            (1)   Interim disclosure

                        - N/A

            (2)   Fair disclosure

                        - N/A

            (3)   Inquired disclosure

                        - N/A

            (4)   Voluntary disclosure

                        - N/A

D. Matters Reported under Chapter 2 (Registration and Management of Securities Issuer) of the Regulation

                        - N/A

E. Status of Important Matters Relating To Business Management Which Is Previously Disclosed

                        - N/A

2.    SUMMARY OF MINUTES OF A GENERAL MEETING OF SHAREHOLDERS

   DATE OF GENERAL
      MEETING OF
     SHAREHOLDERS                AGENDA               RESOLVED MATTERS                REMARKS
---------------------------------------------------------------------------------------------
4th general meeting    1st proposal: Approval of    Approved as submitted
of shareholders        balance sheet, statement
 (May 31, 2003)        of income, and statement
                       of appropriation of
                       retained earnings for the
                       fourth fiscal year

                       2nd proposal: partial        - Pursuant to the Commercial Code, Securities and
                       amendment of articles of     Exchange Act and standard form of articles of
                       incorporation                association, relevant contents were adopted and the
                                                    wording of some clauses were amended.
                                                    - In preparation for the launch of Bankassurance, agency and intermediation services for insurance products were
                                                    added as a business objective.
                                                    - Some articles were amended to reflect a request made by the
                                                    Financial Supervisory Commission as supplementary guidance issued out of consideration for objective fairness in granting
                                                    of stock options and their exercise

                       3rd proposal: appointment    - Appointment of Non-standing director : Young Hwi Choi
                       of director                   (Shinhan Financial Group, CEO/Representative Director
                                                    - Appointment of outside director: Jin Won Park (Shin &
                                                     Kim, US Legal Consultant), Hyoung Tae Kim (Korea
                                                     Securities Research Institute, Research Fellow)

                       4th proposal: appointment    The Chairman nominated Jin Won Park and Hyoung
                       of member of the audit       Tae Kim for member of audit committee and the
                       committee who is outside     shareholders approved the nomination as
                       director                     submitted.

(2004. 05. 28)         1st proposal: Approval of    Approved as submitted
5th general meeting    balance sheet, statement
of shareholders        of income, and statement
                       of appropriation of
                       retained earnings for the
                       fifth fiscal year

                       2nd proposal: appointment    - Appointment of directors who are not members
                       of directors                 of the audit committee: Kang Won Lee, Chil Sun
                                                    Hong, Hong Ryul Cheon
                                                    - Appointment of member of the audit committee
                                                    who is not outside director: Sung No Lee
                                                    - Appointment of member of the audit committee
                                                    who is outside director: Hyoung Tae Kim, Kyung
                                                    Ho Kim

                       3rd proposal: Ceiling        2.5 billion
                       for directors'
                       compensation

                       4th proposal: granting       633,000 shares
                       stock options
                                                    Management: 315,000 shares,
                                                    Deputy heads of branches: 318,000 shares

3.    CONTINGENT LIABILITIES, ETC.

A.    Material Litigations, Etc.

      -     Material Litigations in Process

      (1) Litigation against Jinro Limited (the "Jinro") for the enforcement of payment guaranty (defendant: Jinro, Action for enforcement of payment guaranty)

            The company, based on a back-to-back payment guaranty issued by Jinro Limited on March 31, 1993, issued a payment guarantee for obligations under certain bonds with Jinro Coors Beer Brewing Company (the "Jinro Coors").

            On April 28, 1997, the company repaid the full outstanding principal amount of the bonds that Jinro Coors had failed to pay, and on December 29, 1998, after having collected a portion of such repayment pursuant to a reorganization proceedings of Jinro Coors, the company demanded payment under Jinro's back-to-back guarantee with respect to the uncollected portion of its repayment. As Jinro refused payment under its back-to-back guarantee on the ground that it has no obligation to perform thereunder, the company brought an action (July 25, 2000) against Jinro Ltd. to enforce the guarantee (claim amount: 6,196 million Won), and won the first trial (judgment on June 8, 2001) and lost in an appellate proceeding (judgment on April 29, 2003). Currently, the case has proceeded to the Supreme Court upon appeal by the company (on June 4, 2003).

      (2) Action for return of deposit related to illegal acts (embezzlement) committed by a former employee (plaintiff: Yongsan Credit Cooperative Association; claim for return of deposit, etc.).

            Currently, two civil actions are proceeding in connection with illegal acts committed by the former head of Olympic branch, Sang Oh Kim (total amount of claim: 3,983 million Won). One of such proceedings is an action seeking return of deposit (amount of claim:
            3, 623 million Won) filed by Yongsan Credit Cooperative Association on December 17, 2002. The company won the first trial (judgment on December 29, 2003) and with an appeal filed by the plaintiff (appealed on January 14, 2004), the case is proceeding through an appellate trial. The other civil case concerns an action for damages filed by two persons including Young Hu Cho (amount of claim: 360 million Won) on October 10, 2002. The company partially lost in the first trial (amount of loss: 29 million Won) and with an appeal filed by the plaintiff (appealed on December 11, 2003), the case is currently proceeding through an appellate trial.

      -     Status of Litigations in Process (As of June 30, 2004)

            Currently, 27 litigations are in process (total amount of claims:
            12.9 billion Won) and among such cases, the total amount of claims for proceedings in which the company is a plaintiff equals 6.8 billion Won. Except Jinro case (amount of claim: 6.2 billion Won),
            0.6 billion Won of such claims is attributable to proceedings related to business such as claim for payment of receivables. Total amount of claims for proceedings in which the company is a defendant equals 6.1 billion Won and such claims are attributable to proceedings related to an employee's illegal business activities.

B.    Status of Notes or Checks provided as Collateral

[Classification]                                             (Unit: Number, Won)

      TO                        NO. OF NOTE              AMOUNT              REMARKS
      --                        -----------              ------              -------

                                                                      Related with issuance of
     Bank                            1                     blank               corporate bonds

Financial Institution                1               661,550,000          Related with leasing

     Corporation                     3               593,577,500          Related with leasing

 Others (Individual)                 -                         -                             -

C.    Other Contingent Liabilities, Etc.

      -N/A

                                                                      APPENDIX 1

SHINHAN FINANCIAL GROUP CO., LTD

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Shinhan Financial Group Co., Ltd.

We have audited the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the "Company"), and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the period from September 1, 2001 (date of inception) to December 31, 2001 (the "Period"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations, the appropriations of its retained earnings and its cash flows for the Period in conformity with financial accounting standards generally accepted in the Republic of Korea ("Korean GAAP").

Without qualifying our opinion, we draw attention to the following:

Our audit also comprehended the translation of Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in
Note 2 to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Soon after our audit report issued originally, on Janauary 25, 2002, in related to the matter described in Note 18 to the accompanying non-consolidated financial statements, the Company amended its financial statements with material disclosure regarding the dividend according to resolutions at the stockholders' meetings, held on March 20, 2002.

We reissue our audit report on March 20, 2002, without modifying previsously express unqualified opinion on the accompanying non-consolidated financial statements as of and for the period ended December 31, 2001.

As discussed in Note 21 of the accompanying non-consolidated financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia pacific region. The ultimate effect of these uncertainties of the financial position of the Company as of the balance sheet date cannot presently be determined.

March 20, 2002

                        SHINHAN FINANCIAL GROUP CO., LTD.
                         NON-CONSOLIDATED BALANCE SHEET
                                December 31, 2001
            (In millions of Korean won and thousands of U.S. dollars)


                                                                   Korean Won      U.S. Dollars (Note 2)
                                                                  ------------    ----------------------
ASSETS

Cash and bank deposits (Notes 3 and 7)                            W        712    $                537
Investment securities (Notes 2 and 4)                                3,801,572               2,866,731
Loans (Notes 2, 5 and 7)                                               147,200                 111,002
     (Allowance for loan losses) (Note 14)                              (1,472)                 (1,110)
Fixed Assets (Note 2)
     Premises and equipment                                              1,568                   1,182
     (Accumulated depreciation)                                           (168)                   (127)
                                                                  ------------    --------------------
                                                                         1,400                   1,056
Intangible assets                                                           70                      53
Other assets (Note 7)                                                    6,499                   4,901
                                                                  ------------    --------------------
     Total assets                                                 W  3,955,981    $          2,983,169
                                                                  ============    ====================
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Borrowings (Notes 6 and 8)                                        W     20,000    $             15,082
Debentures (Notes 2 and 6)                                             150,000                 113,113
     (Discounts on debentures)                                          (3,042)                 (2,294)
                                                                  ------------    --------------------
                                                                       146,958                 110,819
Other liabilities                                                      152,076                 114,679
                                                                  ------------    --------------------
     Total liabilities                                                 319,034                 240,580
                                                                  ------------    --------------------
Stockholders' Equity:
Common stock (Note 9)                                                1,461,721               1,102,271
Capital surplus
     Additional paid in capital                                      1,976,650               1,490,574
Retained earnings
     Legal reserve (Note 10)                                            22,076                  16,647
     Unappropriated retained earnings                                   47,034                  35,468
Capital adjustments
     Gain on valuation of investment securities (Notes 2 and 4)        129,466                  97,629
                                                                  ------------    --------------------
     Total stockholders' equity                                      3,636,947               2,742,589
                                                                  ------------    --------------------
     Total liabilities and stockholders' equity                   W  3,955,981    $          2,983,169
                                                                  ============    ====================

        See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.
                   NON-CONSOLIDATED STATEMENT OF INCOME
     Period from September 1, 2001 (date of inception) to December 31, 2001
            (In millions of Korean won and thousands of U.S. dollars,
                        except for income per share data)


                                                                   Korean Won    U.S. Dollars (Note 2)
                                                                  ------------   ---------------------
OPERATING REVENUE
     Gain on valuation of investment securities accounted
       for using the equity method of accounting (Note 4)         W    225,795   $            170,270
     Interest income (Note 7)                                              747                    563
                                                                  ------------   --------------------
                                                                       226,542                170,833
                                                                  ------------   --------------------
OPERATING EXPENSE
     Interest expense                                                    1,089                    821
     Commissions and fees                                                   57                     43
     General and administrative expenses (Note 16)                       4,633                  3,494
                                                                  ------------   --------------------
                                                                         5,779                  4,358
                                                                  ------------   --------------------
OPERATING INCOME                                                       220,763                166,475
NON-OPERATING INCOME (EXPENSE)                                               -                      -
                                                                  ------------   --------------------
ORDINARY INCOME                                                        220,763                166,475
EXTRAORDINARY GAIN (LOSS) - NET                                              -                      -
                                                                  ------------   --------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                               220,763                166,475
PROVISION FOR INCOME TAXES (Note 15)                                         -                      -
                                                                  ------------   --------------------
NET INCOME                                                        W    220,763   $            166,475
                                                                  ============   ====================
INCOME PER SHARE (in Korean won and U.S. Dollars) (Note 17)       W        755   $               0.57
                                                                  ============   ====================

        See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.
        NON-CONSOLIDATED STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS Period from September 1, 2001 (date of inception) to December 31, 2001
            (In millions of Korean won and thousands of U.S. dollars)

                                                                   Korean Won    U.S. Dollars (Note 2)
                                                                  ------------   --------------------
RETAINED EARNINGS BEFORE APPROPRIATIONS
     Unappropriated retained earnings at inception                W          -   $                  -
     Changes in retained earnings of subsidiaries                         (841)                  (634)
     Net income for the period                                         220,763                166,475
                                                                  ------------   --------------------
        Total                                                          219,922                165,841
                                                                  ------------   --------------------
APPROPRIATIONS OF RETAINED EARNINGS
     Legal reserve                                                      22,076                 16,647
     Dividends (Note 18)                                               150,812                113,726
                                                                  ------------   --------------------
        Total                                                         (172,888)              (130,373)
                                                                  ------------   --------------------
UNAPPROPRIATED RETAINED EARNINGS TO BE
     CARRIED OVER TO SUBSEQUENT YEAR                              W     47,034   $             35,468
                                                                  ============   ====================

        See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.
                    NON-CONSOLIDATED STATEMENT OF CASH FLOWS
     Period from September 1, 2001 (date of inception) to December 31, 2001
            (In millions of Korean won and thousands of U.S. dollars)

                                                                    Korean Won     U.S. Dollars (Note 2)
                                                                   ------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                    W    220,763    $            166,475
     Addition of Expenses Not Involving Cash Outflows:
        Interest expense                                                     92                      69
        Depreciation and amortization expense                               173                     131
        Bad debt expense                                                  1,472                   1,110
                                                                   ------------    --------------------
                                                                          1,737                   1,310
     Deduction of Revenue Not Involving Cash Inflows:
        Gain on valuation of investment securities accounted for
             the equity method of accounting (Note 4)                  (225,795)               (170,270)
     Changes in Assets and Liabilities Resulting from
      Operations:
        Increase in other assets                                           (755)                   (569)
        Increase in other liabilities                                     1,264                     953
                                                                   ------------    --------------------
                                                                            509                     384
                                                                   ------------    --------------------
     Net Cash Used In Operating Activities                               (2,786)                 (2,101)
                                                                   ------------    --------------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Purchases of investment securities                               (8,780)                 (6,621)
        Increase in loans                                              (147,200)               (111,002)
        Purchase of premises and equipment                               (1,568)                 (1,182)
        Increase in intangible assets                                       (75)                    (57)
        Increase in other assets                                         (5,745)                 (4,332)
                                                                   ------------    --------------------
     Net Cash Used In Investing Activities                             (163,368)               (123,194)
                                                                   ------------    --------------------
CASH FLOWS FROM FINANCING ACTIVITIES
        Increase in borrowings                                           20,000                  15,082
        Issuance of debentures                                          147,535                 111,255
        Bonds issuance costs paid                                          (669)                   (505)
                                                                   ------------    --------------------
     Net Cash Provided By Financing Activities                          166,866                 125,832
                                                                   ------------    --------------------
NET INCREASE IN CASH AND BANK DEPOSITS                                      712                     537
                                                                   ------------    --------------------
CASH AND BANK DEPOSITS AT BEGINNING OF THE PERIOD                             -                       -
                                                                   ------------    --------------------
CASH AND BANK DEPOSITS AT END OF THE PERIOD                        W        712    $                537
                                                                   ============    ====================

        See accompanying notes to non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
        Period from September 1, 2001 (date of inception) to December 31,
                               2001 (the "Period")

1.    GENERAL

      Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by all shares of stock owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. being transferred to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies. As of December 31, 2001, the Company has six subsidiaries including e-Shinhan Inc. and Shinhan Macquarie Financial Advisory Co., Ltd. and has capital of W1,461,721 million. The Company's shares have been listed on the Korea Stock Exchange since September 10, 2001.

      The Company's subsidiaries are as follows:

      (1)   Shinhan Bank

            Shinhan Bank (the "Bank") was incorporated on September 15, 1981 under the General Banking Act of Korea to engage in the commercial banking and trust business. As of December 31, 2001, the Bank's capital was W1,375,915 million, and the Bank has 335 branch offices and 168 automated teller machine locations.

      (2)   Shinhan Securities Co., Ltd.

            Shinhan Securities Co., Ltd. ("Shinhan Securities") was founded as Dong-Hwa Securities Co., Ltd. for underwriting, dealing and brokerage services on January 31, 1962 and changed its name to Shinhan Securities on August 2, 1985. As of December 31, 2001, Shinhan Securities's capital was W119,237 million, and Shinhan Securities has 32 branch offices in Korea.

      (3)   Shinhan Capital Co., Ltd.

            Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 as a specialized leasing company under the laws of the Republic of Korea and is engaged in the leasing business under the Leasing Promotion Law. Shinhan Capital changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital and its capital was W80,000 million as of December 31, 2001.

      (4)   Shinhan Investment Trust Management Co., Ltd.

            On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. ("Shinhan ITC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. The total amount of assets under management is W2,815,362 million and Shinhan ITC's capital was W40,000 million as of December 31, 2001.

      (5)   e-Shinhan Inc.

            e-Shinhan Inc. was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. On September 1, 2001, e-Shinhan became one of the subsidiaries of the Company through a stock purchase, and its capital was W2,820 million as of December 31, 2001.

      (6)   Shinhan Macquarie Financial Advisory Co., Ltd.

            Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. On September 1, 2001, Shinhan Macquarie became one of the subsidiaries of the Company through a stock purchase, and its capital was W1,000 million as of December 31, 2001.

            As of December 31, 2001, the ownerships between the Company and its subsidiaries are as follows:

                                                                Number of          Percentage
       Investor                        Investee                  shares            of ownership
-----------------------            ------------------          -----------         ------------
Shinhan Financial Group            Shinhan Bank                275,182,926            100.0
  Co., Ltd.
     "                             Shinhan Securities           23,847,457            100.0
     "                             Shinhan Capital              16,000,000            100.0
     "                             Shinhan ITC                   8,000,000            100.0
     "                             e-Shinhan                       415,495             73.7
     "                             Shinhan Macquarie               102,000             51.0
Shinhan Bank                       Shinhan Financial            29,873,295             10.2
                                   Group Co., Ltd.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (1)   Basis of presentation of financial statements

            The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

      (2)   Translation of financial statements

            The financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U. S. dollar amounts are included solely for the convenience of readers outsides of Korea and have been made at the rate of W1,326.10 to US $1, the Base Rate announced by the Korean government as of December 31, 2001. Such translations should not be construed as a representation that the Korean won amounts could be converted into U. S. dollars at that or any other rate.

      (3)   Allowance for loan losses

            The Company provides an allowance for loan losses to cover estimated losses on loans, based on collection experience and analysis of the collectibility of individual outstanding loans.

            For equity method investees, the Company applies the same criteria in providing allowances for loan losses. Accordingly, an additional allowance of W709 million for Shinhan Securities and W13,019 million for Shinhan Capital are provided, respectively, as of December 31, 2001, as compared to the financial statements provided by those companies.

      (4)   Investment securities

            Investment securities are composed entirely of equity securities in subsidiaries which the Company controls.

            Investments in equity securities of the subsidiaries are reported using the equity method of accounting. Unrealized profits arising from transactions by the Company with equity-method investees are fully eliminated. The Company's proportionate unrealized profit arising from transactions with equity-method investees by the Company or transactions between equity-method investees is also eliminated. Under the equity method of accounting, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee.

            Acquisition costs of the Company's investment securities are determined as follows: for Shinhan Bank and Shinhan Capital, net asset value (consolidated net asset value for Shinhan Capital), and for Shinhan Securities and Shinhan ITC, fair value using the trading date closest to the acqusition date.

      (5)   Fixed assets

            a.    Premises and equipment

            Premises and equipment are stated at acquisition cost. Depreciation is computed using the straight-line method for vehicles and furniture and using the declining balance method for leasehold improvements over 5 years. Major renewals and betterments are capitalized if there is an increase in the useful life or value of the asset, and maintenance and repairs are charged to expense as incurred

            b.    Intangible assets

            Intangible assets, primarily composed of organization costs, are stated at acquisition cost less amortization computed using the straight-line method over 5 years.

      (6)   Discounts on debentures

            Discounts on debentures are presented as a contra account to the related debentures and amortized using the effective interest rate method over the redemption period as interest expense.

3.    RESTRICTED DEPOSITS

      As of December 31, 2001, W 301 million of bank deposits are restricted in use.

4.    INVESTMENT SECURITIES

      Changes in investment securities by applying the equity method of accounting for the Period are as follows:

                                                     (in millions of Korean won)

                                                       Increase (decrease)
                                    -----------------------------------------------------------    Book value as
                     Acquisition      Current         Retained        Capital                       of December
                        cost         operations       earnings      adjustments        Total         31, 2001
                     ------------   ------------    ------------    ------------   ------------    -------------
Shinhan Bank         W  3,240,495   W     86,902    W       (840)   W    119,555   W    205,617    W   3,446,112
Shinhan Securities        102,544        141,015               -             114        141,129          243,673
Shinhan Capital            54,091           (107)              -           9,797          9,690           63,781
Shinhan ITC                41,241          1,316               -               -          1,316           42,557
e-Shinhan                   8,270         (3,597)              -               -         (3,597)           4,673
Shinhan Macquarie             510            266               -               -            266              776
                     ------------   ------------    ------------    ------------   ------------    -------------
                     W  3,447,151   W    225,795    W       (840)   W    129,466   W    354,421    W   3,801,572
                     ============   ============    ============    ============   ============    =============

5.    LOANS

      As of December 31, 2001, loans consist of the following:

                    (in millions of Korean won and in thousands of U.S. Dollars)

    Borrower            Maturity      Interest rate          Korean won         U.S. Dollars (Note 2)
---------------        ----------     -------------         ------------        ---------------------
Shinhan Capital        04. 10. 29          6.72 %           W     29,000        $              21,869
      "                04. 12. 10          7.49 %                 68,200                       51,429
  Shinhan Bank         08.  3. 21          7.42 %                 50,000                       37,704
                                                            ------------        ---------------------
                                                                 147,200                      111,002
                        Allowance for loan losses                 (1,472)                      (1,110)
                                                            ------------        ---------------------
                                                            W    145,728        $             109,892
                                                            ============        =====================

6.    BORROWINGS AND DEBENTURES

      As of December 31, 2001, borrowings and debentures are as follows:

      (a) Borrowings

                       (in millions of Korean won and thousands of U.S. Dollars)

                                                                     U.S. Dollars
Maturity date      Interest rate (%)         Korean won                 (Note 2)           Lender
-------------      -----------------         ----------              ------------        ----------
 02. 9. 01           CD + 1.10               W    7,000              $      5,279          Koram Bank
 02. 9. 01           CD + 1.10                   10,000                     7,541              "
 02. 9. 01           CD + 1.35                    1,500                     1,131              "
 02. 9. 01           CD + 1.35                    1,000                       754              "
 02. 9. 01           CD + 1.35                      500                       377              "
                                             ----------              ------------
                                             W   20,000              $     15,082
                                             ==========              ============

      (b) Debentures

                       (in millions of Korean won and thousands of U.S. Dollars)

                       Maturity      Interest                       U.S. Dollars
Descriptions             date         rate         Korean won         (Note 2)          Lender
-----------------     ----------     --------      ----------       ------------      ----------
1st non-guranteed     04. 10. 29       5.0 %       W   30,000       $     22,623      Koram Bank
2nd non-guranteed     04. 12. 10       6.0 %           70,000             52,786          "
3rd non-guranteed     06. 12. 21       7.1 %           50,000             37,704          "
                                                   ----------       ------------
                                                      150,000            113,113          "
                   Discounts on debentures             (3,042)            (2,294)         "
                                                   ----------       ------------
                                                   W  146,958       $    110,819
                                                   ==========       ============

      (c) Repayment schedule

          Repayment schedule on borrowings and debentures is as follows:

                                                     (in millions of Korean won)

                                            Repayment schedule
                                ------------------------------------------
Description        Balance         2002             2004           2006
-----------      ----------     ----------      -----------     ----------
Borrowings       W   20,000     W   20,000      W         -     W        -
Debentures          150,000              -          100,000         50,000
                 ----------     ----------      -----------     ----------
                 W  170,000     W   20,000      W   100,000     W   50,000
                 ==========     ==========      ===========     ==========

7.    RELATED PARTY TRANSACTIONS

      Details of significant transactions and balances with its affiliated companies as of and for the period ended December 31, 2001 consist of the following:

      (a)   Details of transactions

                       (in millions of Korean won and thousands of U.S. Dollars)

             Transaction party
-------------------------------------------                                               U.S. Dollars
 Revenue earned           Expense incurred         Account                Korean Won        (Note 2)
------------------       ------------------  -------------------          ----------      ------------
Shinhan Financial        Shinhan Bank        Interest income              W      113      $         85
  Group Co., Ltd.
         "               Shinhan Capital     Interest income                     634               478
Shinhan Bank             Shinhan Securities  Interest income                     359               271
         "               Shinhan Capital     Interest income                   6,820             5,143
         "               Shinhan Capital     Commission income                     1                 -
         "               Shinhan Macquarie   Commission income                    46                35
Shinhan Securities       Shinhan Bank        Interest on deposit                 191               144
Shinhan Capital          Shinhan Bank        Interest income                      64                48
Shinhan ITC              Shinhan Bank        Interest income                     373               281
e-Shinhan                Shinhan Bank        Interest income                      38                29

      (b)   Account balances

                       (in millions of Korean won and thousands of U.S. Dollars)

                                                                                                   U.S. Dollars
    Creditor                Debtor                          Account                   Korean Won     (Note 2)
------------------     ------------------       --------------------------------     ------------  ------------
Shinhan Financial      Shinhan Bank               Bank deposits                      W        712  $        537
 Group Co., Ltd.
         "                  "                   Other assets (Key money deposits)           5,331         4,020
         "                  "                   Loans (Privately placed bonds)             50,000        37,705
         "                  "                   Other assets (Accrued income)                 103            78
         "             Shinhan Capital          Loans                                      97,200        73,298
         "                  "                   Other assets (Accrued income)                 634           478
Shinhan Bank           Shinhan                  Credit card loans                             137           103
                       Securities
         "             Shinhan Capital          Receivables in Korean won                  29,249        22,056
         "                  "                   Receivables in Foreign currency            59,910        45,178
         "                  "                   Marketable securities                     100,000        75,409
         "                  "                   Credit card loans                              19            14
         "             Shinhan ITC                       "                                     11             8
         "             e-Shinhan                         "                                      6             5
Shinhan Securities     Shinhan Bank             Cash and bank deposit                       4,696         3,541
Shinhan Capital             "                   Marketable securities                      19,448        14,666
         "                  "                   Cash and cash equivalents                   7,451         5,619
         "                  "                   Long-term financial instruments                 3             2
Shinhan ITC                 "                   Bank deposits                              11,858         8,942
         "                  "                   Accrued income                                 87            66
         "             Shinhan Securities       Key money deposits                            850           641
e-Shinhan              Shinhan Bank             Cash and cash equivalents                   4,223         3,185
         "                  "                   Accrued income                                 27            20
 Shinhan Macquarie          "                   Key money deposits                             71            54
         "                  "                   Cash and cash equivalents                   1,529         1,153

      (c)   Guarantees and acceptances

                       (in millions of Korean won and thousands of U.S. Dollars)

                                      Guarantees and acceptances                U.S. Dollars
 Guarantor             Guarantee              Provided on          Korean Won     (Note 2)
------------        ---------------   --------------------------   ----------   ------------
Shinhan Bank        Shinhan Capital   Borrowings in foreign        W      594   $        448
                                           currency
     "                   "            Letter of credit                  7,655          5,773
     "                   "                    "                         9,655          7,281
                                                                   ----------   ------------
                                                                   W   17,904   $     13,502
                                                                   ==========   ============

8.    CONTINGENT LIABILITY

      As of December 31, 2001, the Company provided three blank notes to Koram Bank, as collaterals related to borrowings.

9.    CAPITAL STOCK

      As of December 31, 2001, the Company's common stock is as follows:

Authorized shares                      :      1,000,000,000 shares
Par value                              :                    W5,000
Issued and outstanding shares          :        292,344,192 shares

10.   RESTRICTED RETAINED EARNINGS

      The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as a legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

11.   CONDENSED FINANCIAL STATEMENTS OF SUBSIDIARIES

      As of and for the period ended December 31, 2001, condensed financial statements of subsidiaries are as follows:

      (1)   Balance sheets

                                                     (in millions of Korean won)

                                                                                              Total
      Company                             Total assets       Total liabilities         stockholders' equity
----------------------                    -------------      -----------------         --------------------
Shinhan Bank                              W  53,356,042      W      50,185,114         W          3,170,928
Shinhan Securities (*)                          630,696                387,023                      243,673
Shinhan Capital (*)                             842,491                778,710                       63,781
Shinhan ITC                                      45,171                  2,613                       42,558
e-Shinhan                                         6,473                    129                        6,344
Shinhan Macquarie                                 4,237                  2,716                        1,521
                                          -------------      -----------------         --------------------
                                          W  54,885,110      W      51,356,305         W          3,528,805
                                          =============      =================         ====================

            (*) After reflecting additional allowances for loan losses amounting to W709 million and W13, 019 million to Shinhan Securities and Shinhan Capital, respectively.

      (2)   Income statements

                                                     (in millions of Korean won)

                            Operating         Operating       Operating        Ordinary      Net income
      Company                Revenue           expense       income(loss)    income(loss)      (loss)
----------------------     -----------       -----------     -----------     -----------     ----------
Shinhan Bank               W 2,290,062       W 2,185,158     W   104,903     W   120,610     W   86,902
Shinhan Securities (*)         140,382           122,389          17,993          23,855         17,472
Shinhan Capital (*)             63,503            71,718          (8,215)        (11,623)          (107)
Shinhan ITC                      5,696             2,567           3,130           3,129          1,316
e-Shinhan                          460             3,659          (3,199)         (3,187)        (3,187)
Shinhan Macquarie                3,210             1,473           1,737           1,747            521
                           -----------       -----------     -----------     -----------     ----------
                           W 2,503,313       W 2,386,964     W   116,349     W   134,531     W  102,917
                           ===========       ===========     ===========     ===========     ==========

            (*) After reflecting additional provisions for loan losses, amounting to W3,688 million and W30,074 million of Shinhan Securities and Shinhan Capital, respectively.

12.   FINANCING AND OPERATING ASSETS OF SUBSIDIARIES

      As of December 31, 2001, the financing and operating assets of of the Company and subsidiaries are as follows:

      (1)   Financing

                                                     (in millions of Korean won)

                       Deposits       Borrowings      Debentures        Total
                     ------------    ------------    ------------    ------------
Shinhan Financial    W          -    W     20,000    W    146,957    W    166,957
 Group Co., Ltd.
Shinhan Bank           31,892,878       9,662,034       3,512,530      45,067,442
Shinhan Securities        191,051         137,240               -         328,291
Shinhan Capital                 -         404,551         258,734         663,285
                     ------------    ------------    ------------    ------------
                     W 32,083,929    W 10,223,825    W  3,918,221    W 46,225,975
                     ============    ============    ============    ============

      (2)   Operating assets

                                                     (in millions of Korean won)

                       Loans (*)      Securities    Bank deposits       Total
                     ------------    ------------   -------------    ------------
Shinhan Financial    W    145,728    W  3,801,572   W           -    W  3,947,300
 Group Co., Ltd.
Shinhan Bank           33,881,256      14,020,180       1,265,987      49,167,423
Shinhan Securities         58,642         272,394         178,195         509,231
Shinhan Capital           633,561          68,475               -         702,036
Shinhan ITC                   430          13,437               -          13,867
e-Shinhan                      36             181               -             217
                     ------------    ------------   -------------    ------------
                     W 34,719,653    W 18,176,239   W   1,444,182    W 54,340,074
                     ============    ============   =============    ============

            (*) Net of allowance for loan losses and present value discounts.

13.   CONTRIBUTION OF SUBSIDIARIES TO THE COMPANY'S NET INCOME

                       (in millions of Korean won and thousands of U.S. Dollars)

                                   Korean Won     U.S. Dollars (Note 2)      Ratio (%)
                                  ------------    --------------------       ---------
Shinhan Bank                      W     86,902    $             65,532            38.5
Shinhan Securities                     141,015                 106,338            62.5
Shinhan Capital                           (107)                    (81)        (-) 0.1
Shinhan ITC                              1,316                     992             0.6
e-Shinhan                               (3,597)                 (2,712)        (-) 1.6
Shinhan Macquarie                          266                     201             0.1
                                  ------------    --------------------       ---------
Gain on equity method valuation        225,795                 170,270           100.0
                                                                             =========
Other revenue                              747                     564
Operating expense                       (5,779)                 (4,359)
                                  ------------    --------------------
Net income                        W    220,763    $            166,475
                                  ============    ====================

14.   ALLOWANCE FOR LOAN LOSSES OF SUBSIDIARIES

      For the period ended December 31, 2001, changes in the allowance for loan losses of the Company and subsidiaries are as follows:

                                                     (in millions of Korean won)

                                  Beginning balance       Increase (decrease)     Ending balance
                                  -----------------       -------------------     --------------
Shinhan Financial Group Co., Ltd. W               -       W             1,472     W        1,472
Shinhan Bank                                609,623                   (42,279)           567,344
Shinhan Securities (Note 1)                  30,022                   (14,351)            15,671
Shinhan Capital (Note 2)                     86,293                    16,161            102,454
Shinhan ITC                                      18                         7                 25
Shinhan Macquarie                                 -                        21                 21
                                  -----------------       -------------------     --------------
                                  W         725,956       W           (38,969)    W      686,987
                                  =================       ===================     ==============

            (Note 1) Including additional loan loss allowances made by the Company of W4,397 million as of September 1, 2001 and W709 million as of December 31, 2001.

            (Note 2) Including allowance for losses on disposition of lease assets and additional loan loss allowances made by the Company of W43,093 million as of September 1, 2001 and W13,019 million as of December 31, 2001.

15.   INCOME TAX EXPENSE

      (a) Reconciliations of accounting income and taxable income for the period ended December 31, 2001 is as follows;

                                                     (in millions of Korean won)

                                                 Temporary        Permanent
                                                differences      differences      Total
                                                -----------      -----------    ----------
Additions:
  Deemed interest for tax purposes              W         -      W       401    W      401
  Entertainment expense in excess of limit                -              120           120
  Gain on valuation of investment securities              -          129,466       129,466
                                                -----------      -----------    ----------
                                                W         -      W   129,987    W  129,987
                                                ===========      ===========    ==========
Deductions:
  Investment securities                         W   129,466      W         -    W  129,466
  Valuation gain using the equity method
     of accounting                                  225,795                -       225,795
                                                -----------      -----------    ----------
                                                W   355,261      W         -    W  355,261
                                                ===========      ===========    ==========

      (b) Changes in significant accumulated temporary differences and tax effects is as follows:

                                                     (in millions of Korean won)

                                                 Beginning         Increase       Ending
               Description                        Balance        (decrease)      Balance
--------------------------------------          -----------      -----------    ----------
Valuation gain using the equity method          W         -      W  (225,795)   W (225,795)
     of accounting
Loss carried over from prior year                         -            4,511         4,511
                                                -----------      -----------    ----------
                  Total                         W         -      W  (221,284)   W (221,284)
                                                -----------      -----------    ----------
            Income tax effects                  W         -      W         -    W        -
                                                ===========      ===========    ==========

            Dividends from subsidiaries are excluded for the Company's taxable income according to the Korean Corporate Tax Law. Accordingly, deferred income tax liabilities related to the gain on equity method valuation are not recognized due to uncertainty of realization.

      (c)   There is no current tax obligation incurred fir the period.

16.   GENERAL AND ADMINISTRATIVE EXPENSES

      For the period ended December 31, 2001, general and administrative expenses are as follows:

                       (in millions of Korean won and thousands of U.S. Dollars)

           Accounts                  Korean won     U.S. dollars (Note 2)
-----------------------------       ------------    --------------------
Salaries                            W      1,742    $              1,314
Entertainment                                237                     179
Depreciation and amortization                173                     130
Bad debts                                  1,472                   1,110
Commissions                                  602                     454
Employee benefits                             75                      56
Taxes and dues                                22                      17
Other                                        310                     234
                                    ------------    --------------------
                 Total              W      4,633    $              3,494
                                    ============    ====================

17.   INCOME PER SHARE

      The Company's income per share for the period ended December 31, 2001 is computed as follows:

            (in millions of Korean won and thousands of U.S. Dollars, except for common shares)

                                        Korean Won             U.S. Dollars (Note 2)
                                    ------------------         ---------------------
Net income                          W          220,763         $             166,475
Extraordinary income/expense                         -                             -
                                    ------------------         ---------------------
Ordinary income                                220,763                       166,475
Weighted average number of common
 shares outstanding                 292,344,192 shares            292,344,192 shares
                                    ------------------         ---------------------
Ordinary income per share           W              755         $                0.57
  (Korean won and U.S. Dollar)
                                    ==================         =====================
Net income per share                W              755         $                0.57
  (Korean won and U.S. Dollar)
                                    ==================         =====================

18.   DIVIDENDS

      (a) Dividends during the period ended December 31, 2001 are calculated as follows:

                  Description                                     Korean won
------------------------------------------------             ----------------------------
Dividend (rate) per share                                    W                600 (12%)
Number of shares issued and outstanding (Note 1)                      262,470,897 shares
                                                             ----------------------------
Dividends                                                    W    150,812,285,352
                                                             ============================

            (Note 1) As of December 31, 2001, 29,873,295 shares held by Shinhan Bank are excluded due to the no dividend bearing nature of such shares.

      (b) Payout ratio and dividend yield for the period ended December 31, 2001 is calculated as follows:

                                                                   Korean won
                                                             -----------------------
A. Dividends                                                 W       150,812,285,352
B. Net income for the Period                                         220,762,998,627
                                                             -----------------------
C. Payout ratio (A /B)                                                         68.31%
                                                             =======================

D. Dividend per share                                        W                   600
E. Stock price at the balance sheet date                                      17,550
                                                             -----------------------
F. Price-dividends yield (D /E)                                                 3.42%
                                                             =======================

      (c) The Company originally issued audit report on January 25, 2002, which presented W750 of dividend per share and 15% of dividend rate per share. However, the Company amended information regarding the dividend amount to be paid and dividend rate per share, W600 and 12%, respectively, according to resolutions at the stockholders' meetings, held on March 20, 2002. Therefore, the Company's dividend payable and retained earnings were changed by such effects, amounting to W37,703,071 thousands.

19.   STATEMENT OF CASH FLOWS

      Significant non-cash transactions during the period ended December 31, 2001 are summarized as follows:

                       (in millions of Korean won and thousands of U.S. Dollars)

               Description                               Korean won     U.S. Dollars (Note 2)
------------------------------------------------        ------------    ---------------------
Acquisition of investment securities by
    stock transfer                                      W  3,438,371    $           2,592,845
Dividend payable                                             150,812                  113,726
Valuation gain on investment securities recorded
    as a capital adjustment                                  129,466                   97,629
Changes in retained earnings of subsidiaries                     840                      633
Legal reserve for the Period                                  22,076                   16,647
                                                        ------------    ---------------------
                       Total                            W  3,741,565    $           2,821,480
                                                        ============    =====================

20.   VALUE ADDED INFORMATION

      Value added information included in general and administrative expenses for the period ended December 31, 2001 is as follows:

                       (in millions of Korean won and thousands of U.S. Dollars)

               Description                               Korean won     U.S. Dollars (Note 2)
------------------------------------------------        ------------    ---------------------
Salaries                                                W      1,743    $               1,314
Employee benefits                                                 75                       57
Rental                                                             2                        1
Depreciation                                                     168                      127
Tax and dues                                                      22                       17
                                                        ------------    ---------------------
                       Total                            W      2,010    $               1,516
                                                        ============    =====================

21.   ECONOMIC UNCERTAINTIES

      Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

      The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

      The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

                                                                      APPENDIX 2

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

                  Based on a report originally issued in Korean

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.

We have audited the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the "Company") as of December 31, 2002 and the related non-consolidated statements of earnings, appropriation of retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the four-month period then ended December 31, 2001, presented herein for comparative purposes, were audited by other auditors, whose report thereon dated March 20, 2002 expressed an unqualified opinion on the financial statements.

We conducted our audit in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the result of its operations, the changes in its retained earnings, and its cash flow for the year then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated financial statements expressed in Korean Won have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the accompanying non-consolidated financial statements expressed in Korean Won have been translated into United States dollars on the basis set forth in Note 2(b) to the accompanying non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in Note 2(a) to the accompanying non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flow in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 1 to the accompanying non-consolidated financial statements, on April 4, 2002, the Company took over a 51% share of Jeju Bank from Korea Deposit Insurance Corporation and its percentage of ownership subsequently increased to 62% with the acquisition of additional common shares at W20,177 million. In addition, on June 1, 2002, Shinhan Card Co., Ltd. was established as 100% subsidiary of the Company through the spin-off of Shinhan Bank's credit card division, and on July 8, 2002, Shinhan Credit Information Co., Ltd. was established as a 100% subsidiary of the Company with W3,000 million of initial capital stock. Additionally, on June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholder, and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company, at the exchange rate of 1.9976 Good Morning Securities Co., Ltd. shares for each Shinhan Securities Co., Ltd. share, and renamed to Goodmorning Shinhan Securities Co., Ltd. On October 1, 2002, SH&C Life Insurance Co., Ltd. was established under a joint venture agreement with Cadif Assurance Vie with W30 billion of initial capital stock and the Company owns 3,000,001 shares (50% of total outstanding shares + 1 share) of that company. In addition, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares - 1 share) of Shinhan Investment Trust Management Co., Ltd. which has been renamed to Shinhan BNP Paribas Investment Trust Management Co., Ltd., to BNP Paribas Asset Management.

As described in Note 4 to the accompanying non-consolidated financial statements, for the equity method of accounting, the financial statements of Goodmorning Shinhan Securities Co., Ltd., which were reviewed by other accountants, and those of Jeju Bank, which were audited by other auditors, were used. Those statements reflect total investment securities of W578,258 million (12.1% of total assets of the Company) as of December 31, 2002 and operating revenues of W5,934 million (1.0% of total operating revenue of the Company) for the year then ended.

As described in Note 4 (b) to the accompanying non-consolidated financial statements, Shinhan Bank is holding W461,867 million of loans (including guarantees and acceptances) provided to SK Global Co., Ltd. that confirmed its accounting fraud. Actual losses on these loans may differ materially from the management's assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company, for the equity method of accounting.

As described in Note 12 to the accompanying non-consolidated financial statements, the Company recorded W793,336 million of assets as of December 31, 2002 and W24,670 million of operating revenue for the year then ended through its related party transactions.

As described in Note 2(k) to the accompanying non-consolidated financial statements, the Company adopted the Statement of Korea Accounting Standards
(SKAS) No. 6, "Events Occurring after the Balance Sheet Date", in preparation for financial statements as of and for the year ended December 31, 2002. The adoption of SKAS No. 6 had no effects on earnings for the year ended December 31, 2002 and resulted in a decrease in liabilities and an increase in stockholders' equity, amounting to W157,492 million, respectively. According to the adoption of the new statement, the Company amended financial statements for the four-month period ended December 31, 2001, presented herein for comparative purposes, and its liabilities decreased and stockholders' equity increased, amounting to W150,812 million, respectively.

January 24, 2003

This report is effective as of January 24, 2003, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                         NON-CONSOLIDATED BALANCE SHEETS

                           December 31, 2002 and 2001

               (In millions of Won and thousands of U.S. dollars)

                                                                             Won                      U.S. dollars (note 2)
                                                                 -------------------------       -------------------------------
                                                                     2002          2001               2002                2001
                                                                 ------------    ---------       ---------------       ---------
          Assets

Cash and due from bank (notes 3, 11, 12 and 25)                  W     10,613          712       $         8,841             593
Investment securities (notes 4 and 25)                              3,991,863    3,801,572             3,325,444       3,166,921
Loans, net (notes 5, 11, 12, 25 and 27)                               765,281      145,728               637,522         121,400
Fixed assets, net (note 6)                                              1,754        1,469                 1,461           1,224
Other assets (notes 7, 11 and 12)                                      15,468        6,500                12,886           5,414
                                                                 ------------    ---------       ---------------       ---------
          Total assets                                           W  4,784,979    3,955,981       $     3,986,154       3,295,552
                                                                 ============    =========       ===============       =========
          Liabilities and Stockholders' equity

Liabilities:
   Borrowings (notes 8, 11 and 25)                               W     36,012       20,000       $        30,000          16,661
   Debentures, net (notes 8, 11 and 25)                               732,030      146,958               609,822         122,424
   Retirement and severance benefits (note 9)                             237            -                   197               -
   Other liabilities (notes 10 and 11)                                  6,480        1,264                 5,398           1,053
                                                                 ------------    ---------       ---------------       ---------
          Total liabilities                                           774,759      168,222               645,417         140,138

Stockholders' equity:
   Common stock of W5,000 par value                                 1,461,806    1,461,721             1,217,766       1,217,695
          Authorized - 1,000,000,000 shares
          Issued - 292,361,125 shares in 2002
                   292,344,192 shares in 2001
   Additional paid in capital                                       1,976,625    1,976,650             1,646,639       1,646,660
   Retained earnings (note 15)                                        672,530      219,922               560,255         183,207
   Capital adjustments (notes 16 and 17)                             (100,741)     129,466               (83,923)        107,852
                                                                 ------------    ---------       ---------------       ---------
          Total stockholders' equity                                4,010,220    3,787,759             3,340,737       3,155,414

Commitments and contingencies (note 13)
                                                                 ------------    ---------       ---------------       ---------
          Total liabilities and stockholders' equity             W  4,784,979    3,955,981       $     3,986,154       3,295,552
                                                                 ============    =========       ===============       =========

See accompanying notes to non-consolidated financial statements

                        SHINHAN FINANCIAL GROUP CO., LTD.

                     NON-CONSOLIDATED STATEMENTS OF EARNINGS

   Year ended December 31, 2002 and four-month period ended December 31, 2001

           (In millions of Won and thousands of U.S. dollars, except
                            earnings per share data)

                                                                                 Won                 U.S. dollars (note 2)
                                                                      -----------------------      ------------------------
                                                                         2002           2001           2002          2001
                                                                      ----------      -------      -----------      -------
Operating revenue:
      Valuation gain accounted for by the equity method
            (notes 4 and 26)                                          W  618,690      225,795      $   515,403      188,100
      Interest income (note 12)                                           24,670          747           20,552          622
                                                                      ----------      -------      -----------      -------
                                                                         643,360      226,542          535,955      188,722

Operating expense:
      Interest expense                                                    21,632        1,089           18,021          907
      Commission and fees                                                     69           57               57           48
      General and administrative expenses (note 18)                       19,439        4,633           16,194        3,859
                                                                      ----------      -------      -----------      -------
                                                                          41,140        5,779           34,272        4,814
                                                                      ----------      -------      -----------      -------
Operating income                                                         602,220      220,763          501,683      183,908

Non-operating income (expense):
      Foreign currency translation gain                                    3,645            -            3,036            -
      Gain on disposition of investment securities                         1,731            -            1,442            -
      Foreign currency translation loss                                   (3,645)           -           (3,036)           -
      Other, net                                                             (20)           -              (17)           -
                                                                      ----------      -------      -----------      -------
                                                                           1,711            -            1,425            -
                                                                      ----------      -------      -----------      -------
Earnings before income taxes                                             603,931      220,763          503,108      183,908

Income taxes (note 20)                                                         -            -                -            -
                                                                      ----------      -------      -----------      -------
Net earnings                                                          W  603,931      220,763      $   503,108      183,908
                                                                      ==========      =======      ===========      =======

Basic earnings per share of common stock
     in Won and U.S. dollars (note 21)                                W    2,066          755      $     1.721        0.629
                                                                      ==========      =======      ===========      =======
Diluted earnings per share of common stock
     in Won and U.S. dollars (note 21)                                W    2,064          755      $     1.719        0.629
                                                                      ==========      =======      ===========      =======

See accompanying notes to non-consolidated financial statements

                        SHINHAN FINANCIAL GROUP CO., LTD.

       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

   Year ended December 31, 2002 and four-month period ended December 31, 2001

                 Date of Appropriation for 2002: March 31, 2003
                 Date of Appropriation for 2001: March 20, 2002

               (In millions of Won and thousands of U.S. dollars)

                                                                          Won                 U.S. dollars (note 2)
                                                             --------------------------     -------------------------
                                                                2002              2001         2002            2001
                                                             -----------        -------     ----------        -------
Unappropriated retained earnings:
       Balance at beginning of year                          W    47,034              -     $   39,182              -
       Changes in retained earnings of subsidiaries                 (511)          (841)          (426)          (701)
       Net earnings for year                                     603,931        220,763        503,108        183,908
                                                             -----------        -------     ----------        -------
                                                                 650,454        219,922        541,864        183,207

Appropriation of retained earnings:
       Legal reserve                                              60,393         22,076         50,311         18,391
       Dividends (note 22)                                       157,492        150,812        131,200        125,634
                                                             -----------        -------     ----------        -------
                                                                 217,885        172,888        181,511        144,025
                                                             -----------        -------     ----------        -------
Unappropriated retained earnings to be carried               W   432,569         47,034     $  360,353         39,182
       over to subsequent year
                                                             ===========        =======     ==========        =======

See accompanying notes to non-consolidated financial statements

                        SHINHAN FINANCIAL GROUP CO., LTD.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

   Year ended December 31, 2002 and four-month period ended December 31, 2001

               (In millions of Won and thousands of U.S. dollars)

                                                                           Won               U.S. dollars (note 2)
                                                                ------------------------    ------------------------
                                                                   2002           2001         2002           2001
                                                                ----------      --------    ----------      --------
Cash flows from operating activities:
     Net earnings                                               W  603,931       220,763    $  503,108       183,908
     Adjustments to reconcile net earnings to net cash
             provided by (used in) operating activities:
          Interest expense                                           1,175            92           979            76
          Depreciation and amortization                                512           173           426           144
          Bad debt expense                                           2,374         1,472         1,978         1,226
          Retirement and severance benefits                            594             -           495             -
          Valuation gain accounted for by the equity method       (618,690)     (225,795)     (515,403)     (188,100)
          Stock compensation expense                                   643             -           536             -
          Gain on disposition of investment securities              (1,731)            -        (1,442)            -
          Increase in other assets                                  (4,609)         (754)       (3,840)         (628)
          Increase in other liabilities                              4,763         1,264         3,968         1,053
          Retirement and severance benefits paid                       (24)            -           (20)            -
          Increase in due from insurer for severance benefits         (332)            -          (277)            -
                                                                ----------      --------    ----------      --------
                 Net cash used in operating activities             (11,394)       (2,785)       (9,492)       (2,321)

Cash flows from investing activities:

     Cash provided by investing activities:
          Dividends received                                       640,771             -       533,798             -
          Decrease in investment securities                         23,631             -        19,686             -
          Decrease in other assets                                      39             -            32             -
                                                                ----------      --------    ----------      --------
                                                                   664,441             -       553,516             -

     Cash used in investing activities:
          Increase in investment securities                        467,962         8,781       389,838         7,315
          Increase in loans                                        625,572       147,200       396,178        80,973
          Acquisition of fixed assets                                 (797)       (1,643)         (664)       (1,368)
          Increase in other assets                                  (2,038)       (5,745)       (6,139)       (4,786)
                                                                ----------      --------    ----------      --------
                                                                (1,096,369)     (163,369)     (792,819)      (94,442)
                                                                ----------      --------    ----------      --------
                 Net cash used in investing activities            (431,928)     (163,369)     (359,820)     (136,095)

                        SHINHAN FINANCIAL GROUP CO., LTD.

   Year ended December 31, 2002 and four-month period ended December 31, 2001

               (In millions of Won and thousands of U.S. dollars)

                                                                       Won              U.S. dollars (note 2)
                                                             ----------------------    ----------------------
                                                               2002          2001        2002           2001
                                                             ---------      -------    ---------      -------
Cash flows from financing activities:

     Cash provided by financing activities:
          Increase in borrowings                             W  39,582       20,000    $  32,974       16,661
          Increase in debentures                               586,087      147,535      488,243      122,905
                                                             ---------      -------    ---------      -------
                                                               625,669      167,535      512,217      139,566

     Cash used in financing activities:
          Issuance cost on debentures paid                      (2,087)        (669)      (1,739)        (557)
          Decrease in borrowings                               (20,000)           -      (16,661)           -
          Dividends paid                                      (150,359)           -     (125,257)           -
                                                             ---------      -------    ---------      -------
                                                              (172,446)        (669)    (143,657)        (557)
                                                             ---------      -------    ---------      -------
                 Net cash provided by financing activities     453,223      166,866      377,560      139,009
                                                             ---------      -------    ---------      -------
Net increase in cash and cash equivalents                        9,901          712        8,248          593

Cash and cash equivalents, beginning of year                       712            -          593            -
                                                             ---------      -------    ---------      -------
Cash and cash equivalents, end of year                       W  10,613          712    $   8,841          593
                                                             =========      =======    =========      =======

See accompanying notes to non-consolidated financial statements

                        SHINHAN FINANCIAL GROUP CO., LTD.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

   Year ended December 31, 2002 and four-month period ended December 31, 2001

(1)   Description of the Company

      Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

      As of December 31, 2002, the Company has 10 subsidiaries and its capital stock was W1,461,806 million. Details of its subsidiaries are as follows:

      (a)   Shinhan Bank

            Shinhan Bank was incorporated on September 15, 1981 under the General Banking Act of Korea to engage in the commercial banking and trust business. As of December 31, 2002 Shinhan Bank's capital stock was W1,223,153 million. Shinhan Bank has 348 branch offices and 170 automated teller machine locations.

      (b)   Goodmorning Shinhan Securities Co., Ltd.

            Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. On June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholders and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company, at the exchange rate of 1.9976 Good Morning Securities Co., Ltd. shares for each Shinhan Securities Co., Ltd. share, and renamed to Goodmorning Shinhan Securities. As of December 31, 2002, it operates through 95 branches and its capital stock was W796,998 million.

      (c)   Shinhan Card Co., Ltd.

            Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2002, Shinhan Card holds
            1.55 million of franchise accounts and 2.55 million of credit card holders, and its capital stock was W152,847 million.

      (d)   Shinhan Capital Co., Ltd.

            Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. As of December 31, 2002, its capital stock was W80,000 million.

                        SHINHAN FINANCIAL GROUP CO., LTD.

      (e)   Shinhan BNP Paribas Investment Trust Management Co., Ltd.

            On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC's capital stock was W40,000 million as of December 31, 2002. Additionally, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares - 1 share) of Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC, to BNP Paribas Asset Management.

      (f)   Jeju Bank

            Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of subsidiaries of the Company through acquiring a 51% share from Korea Deposit Insurance Corporation. Additionally, the Company's percentage of ownership increased to 62% with the acquisition of additional common shares at W20,177 million on July 5, 2002 and its capital stock was W77,644 million as of December 31, 2002.

      (g)   SH&C Life Insurance CO., Ltd.

            SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established in October 1, 2002 to engage in insurance business and other related business. As of December 31, 2002, its capital stock was W30,000 million.

      (h)   e-Shinhan Inc.

            e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock was W2,820 million as of December 31, 2002.

      (i)   Shinhan Macquarie Financial Advisory Co., Ltd.

            Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock was W1,000 million as of December 31, 2002.

      (j)   Shinhan Credit Information Co., Ltd.

            Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as wholly owned subsidiary of the Company to engage in the business of debt collection services and credit research. As of December 31, 2002, its capital stock was W3,000 million.

                        SHINHAN FINANCIAL GROUP CO., LTD.

      Ownerships of Company's subsidiaries as of December 31, 2002 and 2001 are as follows:

                                                               2002                              2001
                                                     ------------------------        ----------------------------
                                                                   Ownership                           Ownership
                                                       Number of   Percentage         Number of        Percentage
 Investor                    Investee                   shares         (%)             shares             (%)
-----------       ------------------------------     -----------   ----------        -----------       ----------
The Company       Shinhan Bank                       244,630,672     100.0           275,182,926         100.0
       "          Goodmorning Shinhan Securities      94,084,384   (*)59.4     (**)   23,847,457         100.0
       "          Shinhan Card                        30,569,400     100.0                     -             -
       "          Shinhan Capital                     16,000,000     100.0            16,000,000         100.0
       "          Shinhan BNP Paribas ITMC             4,000,001      50.0             8,000,000         100.0
       "          Jeju Bank                            9,692,369      62.4                     -             -
       "          SH&C Life Insurance                  3,000,001      50.0                     -             -
       "          e-Shinhan                              415,495      73.7               415,495          73.7
       "          Shinhan Macquarie                      102,000      51.0               102,000          51.0
       "          Shinhan Credit Information             600,000     100.0                     -             -

Shinhan Bank      The Company                         29,873,674      10.2            29,873,295          10.2

      (*)   1,041,408 shares of treasury stock considered

      (**)  Shares of Shinhan Securities Co., Ltd. before merger

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

      (a)   Basis of Financial Statements Presentation

            The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with generally accepted financial accounting standards and the financial accounting standards applicable to financial holding companies in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (b)   Basis of Financial Statements Translation

            The accompanying non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,200.40 to US$1, the basic exchange rate on December 31, 2002. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

      (c)   Allowance for Loan Losses

            The Company provides an allowance for doubtful accounts to cover estimated losses on loans, based on collection experience and analysis of the collectibility of individual outstanding loans.

            For equity method accounting, the Company applies its own criteria in providing allowances for loan losses of its subsidiaries. Accordingly, additional allowances of W3,679 million for Goodmorning Shinhan Securities, W7,225 million for Shinhan Capital and W2,048 million for Jeju Bank are provided, as of December 31, 2002, for equity method accounting.

      (d)   Investment Securities

            The Company's investment equity securities are composed entirely of equity securities in subsidiaries which are under significant influence of the Company.

            Investments in equity securities of subsidiaries which are under significant influence of the Company are stated at an amount as determined using the equity method. The difference between carrying value and amount after adjusting investor's interest in investee's net assets is charged or credited to current income and the difference derived from changes in the investee's retained earnings is presented as an increase or decrease in the investor's beginning retained earnings. If the difference is derived from changes in investee's capital surplus or capital adjustment, it is charged to the capital adjustment as a component of stockholders' equity.

            For debt securities presented in investments, acquisition cost is determined by the moving average method. Investments in debt securities categorized as held to maturity are recorded at amortized cost, with the related amortization included in interest income. Investments in debt securities other than those held to maturity are recorded at fair value with unrealized loss or gain included as a separate component of stockholders' equity. In valuing debt securities, if the fair value declines significantly and is not expected to recover, the difference between the book value and the fair value is charged to current operations as an impairment loss. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

                        SHINHAN FINANCIAL GROUP CO., LTD.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (e)   Fixed Assets

            i)    Tangible Assets

                  Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

                  The depreciation method and useful lives of tangible assets are as follows:

         Descrptions                Depreciation Method            Useful Lives
-----------------------------       -------------------            -------------
Vehicles                            Declining-balance               5 years
Furniture, fixtures and other               "                          "
Leasehold improvement               Straight-line                      "

            ii)   Intangible Assets

                  Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over 5 years.

      (e)   Discounts on Debentures

            Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures, are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

      (f)   Income Taxes

            Income tax on the earnings for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

            Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

            A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

                        SHINHAN FINANCIAL GROUP CO., LTD.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (g)   Retirement and Severance Benefits

            Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

      (h)   Translation of Foreign Currency Denominated Assets and Liabilities

            Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. As permitted by the Financial Accounting Standards, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,200.40 and W1,326.10 to US$ 1, the basic rates of exchange on December 31, 2002 and 2001, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

      (i)   Stock Options

            The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

      (j)   Contingent Liabilities

            Contingent losses are generally recognized as a liability when probable and reasonably estimable.

                        SHINHAN FINANCIAL GROUP CO., LTD.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (k)   Adoption of New Accounting Standard

            The Company adopted the Statement of Korea Accounting Standards
            (SKAS) No. 6, "Events Occurring after the Balance Sheet Date", in preparation for financial statements as of and for the year ended December 31, 2002. The statement requires companies not to record dividends as liabilities in balance sheet, which are presented in the statement of appropriation of retained earnings, resulting in financial status presentation before appropriation of retained earnings in balance sheet. The adoption of SKAS No. 6 had no effects on earnings for the year ended December 31, 2002 and resulted in a decrease in liabilities and an increase in stockholders' equity, amounting to W157,492 million, respectively.

            According to the adoption of the new statement, the Company amended the financial statements for the four-month period ended December 31, 2001, presented herein for comparative purposes, and its liabilities decreased and stockholders' equity increased, amounting to W150,812 million, respectively.

            On February 5, 2003, the BOD of the Company approved the accompanying non-consolidated financial statements.

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(3)   Cash and Due from Banks

      As of December 31, 2002, W2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts.

(4)   Investment Securities

      (a) Investment securities as of December 31, 2002 and 2001 consist of the following:

                             Won                     U.S. dollars (Note 2)
                  --------------------------   ----------------------------
                       2002          2001            2002            2001
                  --------------   ---------   --------------     ---------
Stocks            W    3,990,774   3,801,572   $    3,324,537     3,166,921
Bonds                      1,089           -              907             -
                  --------------   ---------   --------------     ---------
                  W    3,991,863   3,801,572   $    3,325,444     3,166,921
                  ==============   =========   ==============     =========

      (b) Changes in investment equity securities accounted for by the equity method for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are as follows:

                                                               2002
                        ---------------------------------------------------------------------------------------
                         Book value      Investment/                                                 Book value
                           as of         Disposition/   Equity                                         as of
                          December       dividend,      method)   Retained     Capital      Total     December
    Subsidiaries          31, 2001         net         gain(loss  earnings   adjustments   changes    31, 2002
-------------------     --------------   ------------  ---------  --------   -----------  ---------  ----------
Shinhan Bank            W    3,446,112     (870,651)    595,866    (215)      (127,160)   (402,160)  3,043,952
Goodmorning
 Shinhan Securities(*)         243,673      390,710        (749)    (36)      (102,032)    287,893     531,566
Shinhan Card                         -      246,956         504       -              -     247,460     247,460
Shinhan Capital                 63,781            -      13,429     (63)          (689)     12,677      76,458
Shinhan BNP                     42,557      (23,900)      3,961     (74)            37     (19,976)     22,581
  Paribas ITMC
Jeju Bank                            -       42,935       6,683    (118)        (2,808)     46,692      46,692
SH&C Life Insurance                  -       15,000        (453)      -             83      14,630      14,630
e-Shinhan                        4,673            -        (806)     (1)            26        (781)      3,892
Shinhan Macquarie                  776         (484)        134      (3)             -        (353)        423
Shinhan Credit
  Information                        -        3,000         121       -              -       3,121       3,121
                             ---------     --------     -------    ----       --------     -------   ---------
                        W    3,801,572     (196,434)    618,690    (510)      (232,543)    189,203   3,990,775
                             =========     ========     =======    ====       ========     =======   =========

(*)   Equity method on Shinhan Securities before merger included

(**) The financial statements of Goodmorning Shinhan Securities reviewed by other accountants and the financial statements of Jeju Bank audited by other auditors were used

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(4)   Investment Securities, Continued

                                                       2001
                        ----------------------------------------------------------------------
                                                                                   Book value
                                        Equity                                       as of
                        Acquisition     method     Retained    Capital     Total   December 31,
     Subsidiaries          cost       gain(loss)   earnings  adjustments  changes      2001
---------------------   ------------  -----------  ------------------------------- ------------
Shinhan Bank            W  3,240,495     86,902      (840)     119,555    205,617    3,446,112
Shinhan Securities           102,544    141,015         -          114    141,129      243,673
Shinhan Capital               54,091       (107)        -        9,797      9,690       63,781
Shinhan ITMC                  41,241      1,316         -            -      1,316       42,557
e-Shinhan                      8,270     (3,597)        -            -     (3,597)       4,673
Shinhan Macquarie                510        266         -            -        266          776
                           ---------    -------      ----      -------    -------    ---------
                        W  3,447,151    225,795      (840)     129,466    354,421    3,801,572
                           =========    =======      ====      =======    =======    =========

      Under the equity method, the Company records changes in its proportionate equity of the book value of subsidiaries as either current earnings, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of subsidiaries. Differences between the acquisition cost and fair value of subsidiaries are amortized (reversed) over reasonable period within 20 years using the straight-line method.

      Shinhan Bank is holding W461,867 million of loans (including guarantees and acceptances) provided to SK Global Co., Ltd. that that confirmed its accounting fraud. Actual losses on these loans may differ materially from the management's assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company, for the equity method of accounting.

      The changes in goodwill (negative goodwill) for the year ended December 31, 2002 are as follows:

                                 Beginning   Increase   Amortization   Ending
                                  balance   (decrease)   (reversal)   balance
                                 ---------  ----------  ------------  --------
Goodmorning Shinhan Securities   W       -   170,045      8,503       161,542
Jeju Bank                                -    (7,585)      (551)       (7,034)
                                 ---------   -------      -----       -------
                                 W       -   162,460      7,952       154,508
                                 =========   =======      =====       =======

(c)   Investment debt securities as of December 31, 2002 are as follows:

                                Acquisition cost   Fair value  Book value
                               -----------------   ----------  ----------
Bond with stock warrant
  issued by Shinhan Bank       W           1,785      1,089     1,089
                               =================   ========     =====

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(5)   Loans

       Loans as of December 31, 2002 and 2001 consist of the following:

                                              Won             U.S. dollars (Note 2)
                                   ------------------------   ----------------------
                                         2002          2001         2002     2001
                                   -------------  ---------   ----------   ---------
Loans in Won                       W     497,200     97,200   $  414,195      80,973
Loans in foreign currencies               71,927          -       59,919           -
Privately placed bonds                   200,000     50,000      166,611      41,653
                                   -------------  ---------   ----------   ---------
                                         769,127    147,200      640,725     122,626
Less: Allowance for loan losses           (3,846)    (1,472)      (3,203)     (1,226)
                                   -------------  ---------   ----------   ---------
                                   W     765,281    145,728   $  637,522     121,400
                                   =============  =========   ==========   =========

(a)   Details of loans as of December 31, 2002 and 2001 are as follows:

                                                      Interest
                       Borrower          Maturity       rate           2002         2001
                  --------------------  ----------   -----------   -------------  ---------
Loans in Won      Shinhan Capital       2004.10.29      6.72%      W     29,000     29,000
   "                    "               2004.12.10      7.49%            68,200     68,200
   "                    "               2005. 1.30      7.34%            30,000          -
   "                    "               2007. 4. 4      8.12%            20,000          -
   "                    "               2005. 4.29      7.49%            30,000          -
   "                    "               2005. 6.26      6.95%            30,000          -
   "                    "               2007. 7.29      6.65%            20,000          -
   "                    "               2007.11.21      6.18%            20,000          -
   "                    "               2005.12.16      5.95%            30,000          -
   "                    "               2007.12.16      6.22%            20,000          -
   "              Shinhan Card          2005.11.21      5.93%           100,000          -
   "                                    2005.12.16      5.95%           100,000          -
                                                                   ------------    -------
                                                                        497,200     97,200

Loans in foreign  Shinhan Capital       2005.03.13    Libor+1.2%         36,012          -
  currencies            "               2005.09.13   Libor+1.14%         35,915          -

                                                                   ------------    -------
                                                                         71,927          -

Privately placed  Shinhan Bank          2008.12.21      7.42%            50,000     50,000
  bonds
    "             Jeju Bank             2008.05.20      8.14%            20,000          -
    "             Goodmorning           2004.09.26      6.23%           130,000          -
                    Shinhan Securities
                                                                   ------------    -------
                                                                        200,000     50,000

                                                                   ------------    -------
                                                                        769,127    147,200
Less: Allowance for loan losses                                          (3,846)    (1,472)
                                                                   ------------    -------
                                                                   W    765,281    145,728
                                                                   ============    =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(6)   Fixed Assets

      Details of fixed assets as of December 31, 2002 and 2001 are summarized as follows:

                                              Won           U.S. dollars (Note 2)
                                    ---------------------   --------------------
                                         2002      2001        2002        2001
                                    ----------   --------   --------------------
Property and equipment:
  Vehicles                          W      242       242    $      202       202
  Furniture and fixtures                   344       286           286       238
  Leasehold improvement and other        1,283     1,040         1,069       866
                                    ----------   -------    --------------------
                                         1,869     1,568         1,557     1,306
  Less: Accumulated depreciation          (656)     (169          (546)     (140)
                                    ----------   -------    --------------------
                                         1,213     1,399         1,011     1,166
Intangible assets:
  Organization costs                        20        25            16        21
  Other                                    521        45           434        37
                                    ----------   -------    --------------------
                                           541        70           450        58

                                    ----------   -------    --------------------
                                    W    1,754     1,469    $    1,461     1,224
                                    ==========   =======    ====================

(7)   Other Assets

      Other assets as of December 31, 2002 and 2001 are as follows:

                                             Won            U.S. dollars (Note 2)
                                    ---------------------   ---------------------
                                       2002        2001        2002        2001
                                    ----------   --------   ---------------------
Guarantee deposits                  W    7,069     5,331    $    5,889    4,441
Long-term receivables                    2,361         -         1,967        -
Accrued income                           4,333       737         3,610      614
Prepaid expenses                            48        16            40       13
Prepaid income taxes                       982         2           818        1
Other                                      675       414           562      345
                                    ----------     -----    ----------   ------
                                    W   15,468     6,500    $   12,886    5,414
                                    ==========     =====    ==========   ======

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(8)   Borrowings and Debentures

      (a) Borrowings and debentures as of December 31, 2002 and 2001 consist of the followings:

                                              Won           U.S. dollars (Note 2)
                                    ---------------------   ---------------------
                                       2002        2001        2002        2001
                                    ----------   --------   ----------   -------
Borrowings in Won                   W        -    20,000    $        -    16,661
Borrowings in foreign currencies        36,012         -        30,000         -
                                    ----------   -------    ----------   -------
                                    W   36,012    20,000    $   30,000    16,661
                                    ==========   =======    ==========   =======

Korean Won debentures               W  700,000   150,000    $  583,139   124,958
Foreign currency debentures             36,012         -        30,000         -
                                    ----------   -------    ----------   -------
                                       736,012   150,000       613,139   124,958
Less: Discounts on debentures           (3,982)   (3,042)       (3,317)   (2,534)
                                    ----------   -------    ----------   -------
                                    W  732,030   146,958    $  609,822   122,424
                                    ==========   =======    ==========   =======

      (b) Details of borrowings as of December 31, 2002 and 2001 are as follows:

                       Maturity    Interest rate     2002        2001         Lender
                      ----------   -------------   ----------   ------    -------------
Borrowings in Won     2002.09.01       CD+1.1%     W        -    7,000      Koam Bank
      "                   "            CD+1.1%              -   10,000
      "                   "           CD+1.35%              -    1,500        "
      "                   "                                 -    1,000        "
      "                   "                                 -      500        "
                                                   ----------   ------
                                                            -   20,000

                                                                          Industrial &
Borrowings in                                                               Commercial
 foreign currencies   2005.03.13       Libor+1%        36,012        -    Bank of China
                                                      -------   ------
                                                   W   36,012   20,000
                                                   ==========   ======

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(8)   Borrowings and Debentures, Continued

      (b) Details of debentures as of December 31, 2002 and 2001 are as follows:

                              Maturity date   Interest rate       2002         2001
                             --------------   -------------   -----------     -------
Korean Won debentures
     1st non-guaranteed        2004.10.29          5.00%      W    30,000      30,000
     2nd non-guaranteed        2004.12.10          6.00%           70,000      70,000
     3rd non-guaranteed        2006.12.21          7.12%           50,000      50,000
     4th non-guaranteed        2005.01.30          6.69%           30,000           -
     5th non-guaranteed        2007.04.04          7.47%           20,000           -
     6th non-guaranteed        2005.04.29          6.84%           30,000           -
     7th non-guaranteed        2007.05.20          7.25%           20,000           -
     8th non-guaranteed        2005.06.26          6.30%           30,000           -
     9th non-guaranteed        2007.07.29          6.30%           20,000           -
     10th non-guaranteed       2004.09.26          5.50%          130,000           -
     11-1st non-guaranteed     2005.11.21          5.60%          100,000           -
     11-2nd non-guaranteed     2007.11.21          5.88%           20,000           -
     12-1st non-guaranteed     2005.12.16          5.65%          130,000           -
     12-2nd non-guaranteed     2007.12.16          5.96%           20,000           -
                                                              -----------     -------
                                                                  700,000     150,000
Foreign currency debentures    2005.09.13      Libor+0.85%         36,012          -
Less: Discounts on debentures                                      (3,982)     (3,042)
                                                              -----------     -------

                                                              W   732,030     146,958
                                                              ===========     =======

      (c) The maturities of borrowings and debentures as of December 31, 2002 are as follows:

                                                            Repayment schedule
                                               ------------------------------------------------
                                                2004.1.1~     2005.1.1~  2006.1.1 ~  2007.1.1 ~
                                   Balance     2004.12.31    2005.12.31  2006.12.31  2007.12.31
                                -------------  ----------   -----------  ----------  ----------
Borrowings in foreign           W      36,012          -        36,012          -           -
     currencies

Korean Won debentures                 700,000    230,000       320,000     50,000     100,000
Foreign currency debentures            36,012          -        36,012          -           -
                                -------------  ---------    ----------   --------    --------
                                W     772,024    230,000       392,024     50,000     100,000
                                =============  =========    ==========   ========    ========

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(9)   Retirement and Severance Benefits

      Changes in retirement and severance benefits for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are summarized as follows:

                                                       Won          U.S. dollars (Note 2)
                                            ---------------------   ---------------------
                                               2002        2001          2002      2001
                                            ------------ --------   ----------   --------
Beginning balance                         W          -       -      $        -       -
Payment                                             25       -              21       -
Provision                                          594       -             495       -
                                          ------------   -----      ----------    ----
                                                   569       -             474       -
Due from insurer for severance benefits           (332)      -            (277)      -
                                          ------------   -----      ----------    ----
                                          W        237       -      $      197       -
                                          ============   =====      ==========    ====

(10)  Other Liabilities

      Other liabilities as of December 31, 2002 and 2001 consist of the following:

                             Won            U.S. dollars (Note 2)
                     --------------------   ---------------------
                            2002    2001       2002         2001
                     ------------   -----   ----------     ------
Withholding taxes    W        523     203   $      436        170
Dividends payable             453       -          377          -
Accounts payable            1,542     434        1,285        362
Accrued expenses            3,962     627        3,301        522
                     ------------   -----   ----------     ------
                     W      6,480   1,264   $    5,399      1,054
                     ============   =====   ==========     ======

(11)  Assets and Liabilities Denominated in Foreign Currency

      Assets and liabilities denominated in foreign currency as of December 31, 2002 are summarized as follows:

                                            Foreign currency
                                              (U.S. dollars)           Equivalent Won
                                            ----------------          ---------------
Assets:
    Cash and due from banks                 $             90          W           108
    Loans                                             59,919                   71,927
    Other assets (accrued income)                        547                      657
                                            ----------------          ---------------
                                                      60,556                   72,692
                                            ================          ===============
Liabilities:
    Borrowings                                        30,000                   36,012
    Debentures                                        30,000                   36,012
    Discounts on debentures                              (79)                     (95)
    Other liabilities (accrued expenses)                 258                      310
                                            ----------------          ---------------
                                            $         60,179          W        72,239
                                            ================          ===============

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(12)  Related Party Transactions

      Significant balances and transactions with the related parties as of and for the year ended December 31, 2002 and as of and for the four-month period ended December 31, 2001 are summarized as follows:

      (a) Details of transactions

       Revenue earned            Expense incurred           Account            2002      2001
--------------------------   --------------------   ---------------------   --------   --------
The Company                  Shinhan Bank           Interest income         W  5,581      113
     "                       Goodmorning            Interest income            2,158        -
                               Shinhan Securities

     "                       Shinhan Capital              "                   15,006      634
     "                       Jeju Bank                    "                    1,000        -
     "                       Shinhan Card                 "                      925        -
                                                                            --------   ------
                                                                              24,670      747
                                                                            --------   ------
Shinhan Bank                 The Company            Rental income                  2        -
    "                        Shinhan Capital        Interest income            6,055    6,820
    "                            "                  Rental income                271        -
    "                                               Gain on derivatives           64        -
                                                        transactions

    "                            "                  Commission income              -        1
    "                        Jeju Bank              Interest income              238        -
    "                        Goodmorning                 "                     1,414      359
                               Shinhan Securities

    "                             "                 Rental income                 21        -
    "                        Shinhan Card           Interest income              786        -
    "                             "                 Commission income         55,271        -
    "                             "                 Rental income                468        -
    "                        Shinhan Macquarie      Rental income                100        -
    "                             "                 Commission income              -       46
Goodmorning                  Shinhan Bank           Interest income              257      191
  Shinhan Securities
    "                        Shinhan Card           Rental income                  5        -
Shinhan Card                 Shinhan Bank           Interest income              491        -
    "                        Goodmorning            Interest income              106        -
                               Shinhan Securities
Shinhan Capital              Shinhan Bank           Interest income              150       64
    "                             "                 Gain on derivative         2,468        -
                                                         transactions

Shinhan BNP                  Shinhan Bank           Interest income              380      373
   Paribas ITMC
    "                             "                 Commission income             41        -
Jeju Bank                         "                 Interest income               83        -
SH&C Life Insurance          Shinhan Bank           Interest income              180        -
Shinhan Credit Information   Shinhan Card           Commission income          2,289        -
    "                        Shinhan Bank                  "                     772        -
e-Shinhan                         "                 Interest income                -       38
Shinhan Macquarie                 "                 Interest income               15        -

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

 (12)    Related Party Transactions, Continued

     (b) Account balances

  Creditor                  Debtor                       Account                       2002      2001
-------------------   -------------------- -------------------------------------   -----------  -------
The Company           Shinhan Bank          Cash and due from banks                W    10,613      712
    "                     "                 Other assets (Guarantee deposits)            6,902    5,331
    "                     "                 Loans (Privately placed bonds)              50,000   50,000
    "                     "                 Other assets (Long-term receivables)         2,171        -
    "                     "                 Other assets (Accrued income)                  123      103
    "                 Goodmorning           Loans (Privately placed bonds)             130,000        -
                        Shinhan Securities

    "                     "                 Other assets (Accrued income)                  134        -
    "                 Shinhan Card          Loans                                      200,000        -
    "                     "                 Other assets (Accrued income)                  925        -
    "                 Shinhan Capital       Loans                                      369,127   97,200
    "                     "                 Other assets (Long-term receivables)           190        -
    "                     "                 Other assets (Accrued income)                2,965      634
    "                 Jeju Bank             Loans (Privately placed bonds)              20,000        -
    "                     "                 Other assets (Accrued income)                  186        -
                                                                                    ----------  -------
                                                                                       793,336  153,980

                                                                                    ----------  -------
Shinhan Bank          Shinhan Capital       Loans                                       37,959   89,159
     "                      "               Trading securities                               -  100,000
     "                      "               Other assets (Accrued income)                  133        -
     "                Goodmorning           Loans (Privately placed bonds)              70,000        -
                        Shinhan Securities
     "                      "               Other assets (Accrued income)                1,047        -
     "                      "               Other assets (Guarantee deposits)              530        -
     "                Shinhan Card          Call loans                                   7,500        -
     "                Jeju Bank             Loans (Privately placed bonds)               3,140        -
Goodmorning           Shinhan Bank          Due from banks                              11,908    4,696
 Shinhan Securities
      "                     "               Other assets (Guarantee deposits)            5,526        -
      "                     "               Other assets (Accrued income)                  252        -
Shinhan Card                "               Other assets (Guarantee deposits)              387        -
      "               Goodmorning           Other assets (Guarantee deposits)            3,289        -
                        Shinhan Securities

Shinhan Capital       Shinhan Bank          Short-term financial instruments            16,666    7,454
      "                     "               Trading securities                               -   19,448
      "                     "               Currency swap                                2,000        -
      "                     "               Other assets (Guarantee deposits)              418        -
Shinhan BNP                 "               Due from banks                               8,985   11,858
  Paribas ITMC
      "                                     Other assets (Accrued income)                    -       87
      "               Goodmorning           Other assets (Guarantee deposits)              850      850
                       Shinhan Securities

Jeju Bank             Shinhan Bank          Call loans                                   4,922        -
SH&C Life Insurance        "                Cash and cash equivalents                   12,327        -
e-shinhan                  "                Due from banks                               3,718    4,223
     "                     "                Other assets (Accrued income)                    -       27
Shinhan Macquarie          "                Due from banks                                 168    1,529
     "                     "                Other assets (Guarantee deposits)                -       71
Shinhan Credit
  Information              "                Cash and cash equivalents                    1,395        -

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(12)   Related Party Transactions, Continued

       (c) Guarantees and acceptances

          The guarantees and acceptances provided between the related parties as of December 31, 2002 are as follows:

Creditor            Debtor            Account          Amount guaranteed
------------    ---------------   ----------------     -----------------
Shinhan Bank    Shinhan Capital   Letter of credit     W          13,480
                                                       =================

(13)  Commitments and Contingencies

      As of December 31, 2002, the Company has provided a blank note to Koram Bank, as collateral related to bank overdrafts.

(14)  Insurance

      As of December 31, 2002, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(15)  Retained Earnings

      Retained earnings as of December 31, 2002 and 2001 are summarized as follows:

                                            Won              U.S. dollars (Note 2)
                                    ----------------------   -----------------------
                                       2002        2001         2002           2001
                                    ----------   ---------   -------------   -------
Legal reserves                      W   22,076           -   $      18,391         -
Unappropriated retained earnings       650,454     219,922         541,864   183,207
                                    ----------   ---------   -------------   -------
                                       672,530     219,922         560,255   183,207
                                    ==========   =========   =============   =======

      The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net earnings as a legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(16)  Capital Adjustment

      Capital adjustments as of December 31, 2002 and 2001 consist of the following:

                                                            Won              U.S. dollars (Note 2)
                                                  -----------------------    ----------------------
                                                       2002        2001          2002        2001
                                                  ------------    -------    ------------   -------
Valuation gain (loss) on investment securities    W   (103,745)   129,466    $    (86,425)  107,852
Stock option                                             3,004          -           2,502         -
                                                  ------------    -------    ------------   -------
                                                  W   (100,741)   129,466    $    (83,923)  107,852
                                                  ============    =======    ============   =======

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(17)  Stock Options

      Stock options are recorded as a capital adjustment on the balance sheets and the related compensation expense is recorded as a current expense over certain periods in accordance with Korean GAAP. Details of stock options in effects as of December 31, 2002 are as follows:

      (a)   Details of stock options

                           Personnel of the Company              Personnel of subsidiaries
                         ------------------------------        ----------------------------
Grant date                        2002.05.22                            2002.05.22
Shares granted                    213,500 shares                        790,700 shares
Share expired to date                    -                                6,500 shares
Shares outstanding                213,500 shares                        784,200 shares
Type of stock options             Stock grant or                        Stock grant or
                                price compensation                    price compensation
Exercise price (Won)                W 18,910                              W 18,910
Exercise period          Within 4 years after 2                Within 4 years after 2 years
                            years from grant date                     from grant date
Forfeited period         after 6 years from grant date         after 6 years from grant date

      (b)   Changes in stock compensation expense

                                                         Personnel of    Personnel of
                                                         the Company     subsidiaries
                                                         -----------     ------------
Compensation expense recorded as of December 31, 2002      W 643           2,361
Compensation expense to be recorded in subsequent years    1,452           5,333

      (c) The Company calculated the compensation expenses using the fair value method for stock grant and details are as follows:

                                                Personnel        Personnel
                                             of the Company   of subsidiaries
                                           ----------------   ---------------
 Risk-free interest rate                         6.43%               6.43%
 Expected exercise period                       4 years             4 years
 Expected stock price volatility                27.13%              27.13%
 Expected dividend yield                          0%                  0%
 Expected ratios of no-exercise                   0%                  0%
 Weighted average exercise price (Won)     W       18,910     W      18,910
 Weighted average fair value (Won)                  9,812             9,812

      For stock options, which were granted to the personnel of the subsidiaries, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, the subsidiaries have recorded compensation expense as long-term payables, and the Company has accounted for as long-term receivables.

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(18)  General and Administrative Expenses

      Details of general and administrative expenses for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are as follows:

                                       Won           U.S. dollars (Note 2)
                                ------------------  ----------------------
                                   2002      2001      2002          2001
                                ---------   ------  ----------       -----
Salaries and wages              W   7,008   1,743   $   5,838        1,452
Retirement benefits                   594       -         495            -
Other employee benefits               370      75         308           63
Entertainment                       1,903     237       1,585          198
Depreciation and amortization         512     173         427          144
Bad debts                           2,374   1,472       1,978        1,226
Taxes and dues                        125      22         105           18
Commissions and fees                5,748     602       4,788          502
Other                                 805     309         670          256
                                ---------   -----   ---------        -----
                                W  19,439   4,633   $  16,194        3,859
                                =========   =====   =========        =====

(19)  Value Added Information

      Value added information included in general and administrative expenses for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are as follows:

                                        Won         U.S. dollars (Note 2)
                                ------------------- ---------------------
                                   2002      2001     2002         2001
                                ---------   ------  ---------      ------
Salaries and wages              W   7,008    1,743  $   5,838       1,452
Retirement benefits                   594        -        495           -
Other employee benefits               370       75        308          63
Rent                                   46        2         38           1
Depreciation                          489      168        407         140
Taxes and dues                        125       22        105          18
                                ---------   ------  ---------      ------
                                W   8,632    2,010  $   7,191       1,674
                                =========   ======  =========      ======

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(20)  Income Taxes

      (a) The Company is subject to income taxes based on taxable earnings, which results in the normal tax rate of 29.7%.

            The components of income taxes for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are summarized as follows:

                                     Won           U.S. dollars (Note 2)
                         -----------------------   ---------------------
                            2002          2001       2002        2001
                         ----------    ---------   -------       -----
Current income taxed     W        -        -       $     -           -
Deferred taxes                    -        -             -           -
                         ----------     ----       -------       -----
                         W        -        -       $     -           -
                         ==========     ====       =======       =====

      (b) Reconciliation of accounting income and taxable income for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 is as follows:

                                                      Temporary difference    Permanent difference
                                                      ---------------------   --------------------
                      Description                       2002         2001        2002       2001
---------------------------------------------------   -----------  --------   ----------- --------
Addition:
  Dividend received                                   W  640,771          -           -       -
  Deemed interest                                              -          -           -     401
  Accrued income earned in prior period                      737          -           -       -
  Investment securities                                      510          -           -       -
  Retirement and severance benefits                          342          -           -       -
  Stock compensation expense                                            643           -       -
  Entertainment expense in excess of tax limit                 -      1,843           -       -
                                                      ----------   --------   ---------     ---
                                                         642,360      2,486           -     401
                                                      ----------   --------   ---------     ---
Deduction:
  Dividend received                                            -   (640,578)          -       -
  Retained earnings                                            -       (510)          -       -
  Accrued income earned in current year (period)          (4,332)         -           -       -
  Due from insurer for severance benefits                   (332)         -           -       -
  Valuation gain accounted for by the equity method     (618,690)         -    (225,795)      -
                                                      ----------   --------   ---------     ---
                                                        (623,354)  (641,088)   (225,795)      -
                                                      ----------   --------   ---------     ---
                                                      W   19,006   (638,602)   (225,795)    401
                                                      ==========   ========   =========     ===

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(20)  Income Taxes, Continued

      (c) Changes in significant accumulated temporary differences and tax effects for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are as follows:

                                                                         2002
                                                      --------------------------------------------
                                                         Beginning                        Ending
                                                          balance   Increase  Decrease    balance
                                                      ------------  --------  --------   ---------
Deductible temporary differences:
  Investment securities                               W          -     1,351         -       1,351
  Retirement and severance benefits                              -       342         -         342
                                                      ------------  --------  --------   ---------
                                                      W          -     1,693         -       1,693
                                                      ============  ========  ========   =========
Taxable temporary differences:
  Valuation gain accounted for by the equity method   W    225,795   618,690   640,771     203,714
  Accrued income                                                 -     5,069       737       4,332
  Due from insurer for severance benefits                        -       332         -         332
  Organization costs                                             -         4         -           4
                                                      ------------  --------  --------   ---------
                                                      W    225,795   624,095   641,508     208,382
                                                      ============  ========  ========   =========

Tax effects of temporary differences:
     Deferred tax assets                              W          -       503         -         503
     Deferred tax liabilities (*)                                -    (5,341)     (219)     (5,122)

Tax effects of tax loss carryforwards:
     Deferred tax assets                                         -     6,295         -       6,295
                                                      ------------  --------  --------   ---------
Net deferred tax assets (liabilities)                            -     1,457      (219)      1,676
                                                      ============  ========  ========   =========
Tax effects recorded in financial statements (**)     W          -         -         -           -
                                                      ============  ========  ========   =========

      (*) W 12,579 million of tax effects on valuation gain accounted for by the equity method are recognized taking into account the considering certainty of realization of deferred income taxes for each subsidiary.

      (**) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Accordingly, the total amount of tax effects on tax loss carryforwards, which are not recognized as deferred taxes, is W21,195 million, with the tax benefit maturity of W5,553 million in 2006 and W 15,642 million in 2007.

                                                                          2001
                                                      ---------------------------------------------
                                                       Beginning    Increase   Decrease     Ending
                                                        balance                             balance
                                                      -----------   --------   -----       --------
Valuation gain accounted for by the equity method     W         -   (225,795)      -       (225,795)
Tax loss caryfowards (before tax return)                        -      4,511       -          4,511
                                                      -----------   --------       -       --------
                                                                -   (221,284)      -       (221,284)
                                                      ===========   ========       =       ========
Tax effects recorded in the financial statements(*)   W         -          -       -              -
                                                      ===========   ========       =       ========

      (*) Dividends from subsidiaries are excluded for the Company's taxable income according to the Korean Corporate Tax Law. Therefore, deferred tax liabilities related to valuation gain accounted for by the equity method are not recognized due to uncertainty of realization.

                        SHINHAN FINANCIAL GROUP CO., LTD.

                            (In Won and U.S. dollars)

(21)  Earnings Per Share

      (a)   Basic earnings per share

            Basic earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. The Company's basic earnings per share for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are computed as follows:

                                                    Won                          U.S. dollars (Note 2)
                                    ------------------------------------     -----------------------------
                                          2002               2001                 2002           2001
                                    ------------------   ---------------     --------------    -----------
Net earnings for year / period      W  603,930,621,631   220,762,998,627     $  503,107,815    183,907,863
Weighted average number of
   common shares outstanding               292,353,444       292,344,192        292,353,444    292,344,192
                                    ------------------   ---------------     --------------    -----------
Basic earnings per share            W            2,066               755     $        1.721          0.629
                                    ==================   ===============     ==============    ===========

      (b)   Diluted earnings per share

            Diluted earnings per common share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options outstanding during the period. If stock options were exercised, 997,700 share of common stock would be issued. If stock options were exercised and converted into common stock on grant date, the weighted average number of common shares outstanding is 292,962,997. Details of computation of diluted earnings per share are as follows:

                                                    Won                           U.S. dollars (Note 2)
                                    ------------------------------------    -----------------------------
                                          2002               2001                2002            2001
                                    ------------------   ---------------    --------------   ------------
Net earnings for year / period      W  603,930,621,631   220,762,998,627     $ 503,107,815    183,907,863
Add: Compensation expense
       (net of income taxes)              642,776,9244               -             535,469              -
                                    ------------------   ---------------     -------------    -----------
Diluted net earnings                   604,573,398,555   220,762,998,627       503,643,284    183,907,863
Weighted average number of
   common shares outstanding               292,962,997       292,344,192       292,962,997    292,344,192
                                    ------------------   ---------------     -------------    -----------
Diluted earnings per share          W            2,064               755     $       1.719          0.629
                                    ==================   ===============     =============    ===========

                        SHINHAN FINANCIAL GROUP CO., LTD.

                                    (In Won)

(22)  Dividends

(a) Dividends for the year ended December 31, 2002 and for the four-month period ended December 31, 2001 are calculated as follows:

                                                               2002                 2001
                                                       -------------------     ---------------
Number of share issued and outstanding                         292,361,125         292,344,192
Number of share issued and outstanding
    available for dividends (*)                                262,487,451         262,470,897
Face value per share                                   W             5,000               5,000
Dividend per share (dividend rate per par value)                    600(12%)            600(12%)
                                                       -------------------     ---------------
Dividends                                              W   157,492,470,600     150,812,285,352
                                                       ===================     ===============

   (*)   Shares owned by subsidiaries excluded

      (b) Payout ratios and dividend yields as of December 31, 2002 and 2001 are calculated as follows:

                                             2002                2001
                                       ------------------   ---------------
A.  Dividends                          W  157,492,470,600   150,812,285,352
B.  Net earnings                          603,930,621,631   220,762,998,627
C.  Payout ratios (A / B)                           26.08%            68.31%

D.  Dividend per share                                600               600
E.  Stock price                                    13,813            16,350
F.  Price-dividends yields (D / E)                   4.34%             3.67%

                        SHINHAN FINANCIAL GROUP CO., LTD.

               (In millions of Won and thousands of U.S. dollars)

(23)  Statements of Cash Flows

      (a) Significant transactions not involving cash inflows or outflows are as follows:

                                                               Won           U.S. dollars (Note 2)
                                                    ----------------------   ----------------------
                                                       2002          2001       2002        2001
                                                    ----------   ---------   ----------   ---------
Acquisition of investment securities by
   stock transfer                                   W        -   3,438,371   $        -   2,864,354
Valuation gain on investment securities recorded
   as a capital adjustment                             233,211     129,466      194,278     107,852
Changes in retained earnings of subsidiaries               510         840          425         700
Stock option recorded as long-term receivables           2,361           -        1,967           -
Stock exchanges                                             85           -           71           -

(24)  Condensed Financial Statements of Subsidiaries

      Condensed financial statements of subsidiaries as of and for the years ended December 31, 2002 and 2001 are as follows:

      (a)   Balance sheets

                                                                2002
                                    -------------------------------------------------------
                                                             Total      Total stockholders'
         Subsidiaries                   Total assets      liabilities         equity
------------------------------     -------------------   -----------   -------------------
Shinhan Bank                       W        58,889,402   56,028,923         2,860,479
Goodmorning Shinhan Securities               1,570,244      982,268           587,976
Shinhan Card                                 2,473,694    2,226,234           247,460
Shinhan Capital                                960,234      876,551            83,683
Shinhan BNP Paribas ITMC                        47,081        1,918            45,163
Jeju Bank                                    1,800,648    1,699,577           101,071
SH&C Life Insurance                             29,738          478            29,260
e-Shinhan                                        5,758          475             5,283
Shinhan Macquarie                                3,503        2,675               828
Shinhan Credit Information                       3,931          810             3,121
                                    ------------------   ----------         ---------
                                    W       65,784,233   61,819,909         3,964,324
                                    ==================   ==========         =========

                                                                  2001
                                    -------------------------------------------------------
                                                             Total      Total stockholders'
       Subsidiaries                     Total assets      liabilities          equity
-------------------------------     -------------------   -----------   -------------------
Shinhan Bank                        W        53,356,042   50,185,114         3,170,928
Shinhan Securities                              630,696      387,023           243,673
Shinhan Capital                                 842,491      778,710            63,781
Shinhan ITMC                                     45,171        2,613            42,558
e-Shinhan                                         6,473          129             6,344
Shinhan Macquarie                                 4,237        2,716             1,521
                                    -------------------   ----------         ---------
                                    W        54,885,110   51,356,305         3,528,805
                                    ===================   ==========         =========

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(24)  Condensed Financial Statements of Subsidiaries, Continued

      (b)   Statements of Earnings

                                                                   2002
                                     ------------------------------------------------------------------
                                                                 Operating
                                      Operating      Operating     income       Ordinary     Net earnings
          Subsidiaries                 revenue       expense      (loss)     income (loss)      (loss)
---------------------------------    ------------    ---------   ---------   -------------   ------------
Shinhan Bank                         W  4,821,339    3,888,932     932,407     842,993         595,866
Goodmorning Shinhan Securities (*)        482,873      474,722       8,151      11,845          31,624
Shinhan Card                              228,954      228,213         741         798             504
Shinhan Capital                           152,314      139,302      13,012      10,988           7,635
Shinhan BNP Paribas ITMC                   12,773        6,312       6,461       6,066           4,605
Jeju Bank                                 145,558      129,404      16,154      12,502          12,502
SH&Clife Insurance                            338        1,243        (905)       (905)           (905)
e-Shinhan                                   2,529        3,776      (1,247)     (1,094)         (1,094)
Shinhan Macquarie                           5,127        5,405        (278)       (742)            281
Shinhan Credit Information                  3,136        3,001         135         162             121
                                     ------------    ---------   ---------     -------         -------
                                     W  5,854,941    4,880,310     974,631     882,613         651,139
                                     ============    =========   =========     =======         =======

      (*)   For the period from April 1, 2002 to December 31, 2002

                                                                   2001
                                     ----------------------------------------------------------------
                                                                 Operating   Ordinary
                                      Operating      Operating     income     income      Net earnings
     Subsidiaries                      revenue        expense      (loss)     (loss)        (loss)
---------------------------------    ------------    ---------   ---------   ---------    ------------
Shinhan Bank                         W  2,290,062    2,185,158     104,903     120,610        86,902
Shinhan Securities                        140,382      122,389      17,993      23,855        17,472
Shinhan Capital                            63,503       71,718      (8,215)    (11,623)         (107)
Shinhan ITMC                                5,696        2,567       3,130       3,129         1,316
e-Shinhan                                     460        3,659      (3,199)     (3,187)       (3,187)
Shinhan Macquarie                           3,210        1,473       1,737       1,747           521
                                     ------------    ---------   ---------    --------       -------
                                     W  2,503,313    2,386,964     116,349     134,531       102,917
                                     ============    =========   =========    ========       =======

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(25)  Financing and Operating Status of the Company and Subsidiaries

      The financing and operating status of the Company and its subsidiaries as of December 31, 2002 and 2001 are as follows:

      (a)   Financing

                                                              2002
                                  -----------------------------------------------------------
              Subsidiaries            Deposits     Borrowings     Debentures (*)     Total
 ------------------------------   --------------   -----------    -------------    ----------
 The Company                      W            -        36,012        732,030         768,042
 Shinhan Bank                         35,183,537    10,598,668      6,068,826      51,851,031
 Goodmorning Shinhan Securities          540,521       147,876        200,000         888,397
 Shinhan Card                                  -       613,743      1,559,776       2,173,519
 Shinhan Capital                               -       702,570         72,912         775,482
 Jeju Bank                             1,414,150       106,252         35,000       1,555,402
                                  --------------    ----------      ---------      ----------
                                  W   37,138,208    12,205,121      8,668,544      58,011,873
                                  ==============    ==========      =========      ==========

      (*)   Net of discounts on debentures

                                                             2001
                                  -------------------------------------------------------------
              Subsidiaries           Deposits      Borrowings     Debentures (*)        Total
 ------------------------------   --------------   -----------    ----------------   ----------
 The Company                      W            -        20,000          146,957         166,957
 Shinhan Bank                         31,892,878     9,662,034        3,512,530      45,067,442
 Shinhan Securities                      191,051       137,240                -         328,291
 Shinhan Capital                               -       404,551          258,734         663,285
                                    ------------   -----------        ---------      ----------
                                  W   32,083,929    10,223,825        3,918,221      46,225,975
                                    ============   ===========        =========      ==========

      (*)   Net of discounts on debentures

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(25)  Financing and Operating Status of the Company and Subsidiaries, Continued

      (b)   Operating assets

                                                            2002
                                 --------------------------------------------------------------
                                                                 Cash and due from
       Subsidiaries                 Loans (*)      Securities          bank             Total
------------------------------   ---------------   ----------   ------------------   ----------
The Company                      W       765,281    3,991,863          10,613         4,767,757
Shinhan Bank                          40,579,006   13,855,009       1,138,414        55,572,429
Goodmorning Shinhan Securities           122,057      456,500         575,506         1,154,063
Shinhan Card                           2,439,076            -              15         2,439,091
Shinhan Capital                          739,518       57,947          16,668           814,133
Shinhan BNP Paribas ITMC                     443       12,981          29,813            43,237
Jeju Bank                              1,317,051      276,867           9,673         1,603,591
SH&C Life Insurance                            -       14,728          13,327            28,055
e-Shinhan                                     51          382           3,718             4,151
Shinhan Macquarie                              -            -             169               169
Shinhan Credit Information                     -            -           1,398             1,398
                                 ---------------   ----------       ---------        ----------
                                 W    45,962,483   18,666,277       1,799,314        66,428,074
                                 ===============   ==========       =========        ==========

      (*)   -     Net of allowance for loan losses and present value discounts

            - After reflecting additional provisions for loan losses, amounting to W3,679 million, W7,225 million and W2,048 million of Goodmorning Shinhan Securities, Shinhan Capital and Jeju Bank, respectively, in order to apply the same criteria in providing allowances for loan losses

                                                            2001
                                 --------------------------------------------------------------
                                                                 Cash and due from
       Subsidiaries                 Loans (*)      Securities          bank             Total
------------------------------   ---------------   ----------   ------------------   ----------
The Company                      W       145,728    3,801,572                -        3,947,300
Shinhan Bank                          33,881,256   14,020,180        1,265,987       49,167,423
Shinha Securities                         58,642      272,394          178,195          509,231
Shinhan Capital                          633,561       68,475                -          702,036
Shinhan ITMC                                 430       13,437                -           13,867
e-Shinhan                                     36          181                -              217
                                 ---------------   ----------        ---------       ----------
                                 W    34,719,653   18,176,239        1,444,182       54,340,074
                                 ===============   ==========        =========       ==========

      (*)   Net of allowance for loan losses and present value discounts

                        SHINHAN FINANCIAL GROUP CO., LTD.

                              (In millions of Won)

(26)  Contribution of Subsidiaries to the Company's Net Earning

      Effects under the equity method on the Company's net earnings are as follows:

                                                                      2002                               2001
                                                          -------------------------    --------------------------
                                                             Amount       Ratio (%)         Amount        Ratio (%)
                                                          ------------    ---------    ----------------   ---------
Valuation gain accounted for by the equity method on:
  Shinhan Bank                                            W    595,866      96.31      W         86,902       38.5
  Goodmorning Shinhan Securities(*)                               (749)     (0.12)              141,015       62.5
  Shinhan Card                                                     504       0.08                     -          -
  Shinhan Capital                                               13,429       2.17                  (107)      (0.1)
  Shinhan BNP Paribas ITMC                                       3,961       0.64                 1,316        0.6
  Jeju Bank                                                      6,683       1.08                     -          -
  SH&C Life Insurance                                             (453)     (0.07)                   -
  e-Shinhan                                                       (804)     (0.13)               (3,597)      (1.6)
  Shinhan Macquarie                                                134       0.02                   266        0.1
  Shinhan Credit Information                                       121       0.02                     -          -
                                                          ------------     ------      ----------------     ------
                                                               618,690     100.00               225,795     100.00
                                                                           ======                           ======
Other income                                                    30,050                              748
Other expense                                                  (44,809)                          (5,780)
                                                          ------------                 ----------------
Net earnings                                              W    603,931                          220,763
                                                          ============                 ================

(*) Valuation gain accounted for by the equity method on Shinhan Securities before merger for 2001

(27)  Allowance for Loan Losses of the Company and its Subsidiaries

      For the year ended December 31, 2002 and for the four-month period ended December 31, 2001, the changes in allowance for loan losses of the Company and its subsidiaries are as follows:

                                                    2002                                  2001
                                      ----------------------------------     -------------------------------
                                       Beginning    Increase    Ending       Beginning   Increase     Ending
                                        balance     (decrease)  balance      balance     (decrease)   balance
                                      -----------   ----------  --------     ---------   ----------  --------
The Company                           W      1,472     2,374       3,846            -      1,472       1,472
Shinhan Bank                               567,344    (1,500)    565,844      609,623    (42,279)    567,344
Goodmorning Shinhan Securities (*)          82,609     4,833      87,442       30,022    (14,351)     15,671
Shinhan Card                                     -    96,074      96,074            -          -           -
Shinhan Capital (**)                       102,454   (68,667)     33,787       86,293     16,161     102,454
Shinhan BNP Paribas ITMC                        25       (17)          8           18          7          25
Jeju Bank (***)                             26,952     2,366      29,318            -          -           -
e-Shinhan                                        -         1           1            -          -           -
Shinhan Macquarie                               21         1          22            -         21          21
                                      ------------   -------     -------      -------    -------     -------
                                      W    780,877    35,465     816,342      725,956    (38,969)    686,987
                                      ============   =======     =======      =======    =======     =======

      (*) Including additional allowance for loan losses made by the Company of W3,679 million as of December 31, 2002 / Shinhan Securities' ending balance for 2001 and Good Morning Securities' beginning balance (as of March 31, 2002) for 2002 considered

      (**) Including additional allowance for loan losses made by the Company of W7,225 million and W13,019 million as of December 31, 2002 and 2001, respectively

      (***) Including additional allowance for loan losses made by the Company of W2,048 million as of December 31, 2002

                        SHINHAN FINANCIAL GROUP CO., LTD.

(28) Economic Environment

     In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessments.

                                                                      APPENDIX 3

                        SHINHAN FINANCIAL GROUP CO., LTD
                      Non-Consolidated Financial Statements

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

                  Based on a report originally issued in Korean

To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the "Company") as of December 31, 2003, and 2002, and the related statements of earnings, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits. The financial statements of Chohung Bank were audited by other auditors, and effects of that subsidiary on the Company's securities as of and net loss for the year ended December 31, 2003 are W1,887,328 million (representing 22.8% of the non-consolidated total assets) and W43,545 million, respectively. In addition, the financial statements of Goodmorning Shinhan Securities Co., Ltd. and Jeju Bank were reviewed by other accountants and audited by other auditors, respectively, and effects of those subsidiaries on the Company's securities as of and net earnings for the year ended December 31, 2002 are W578,258 million (representing 12.1% of non-consolidated total assets) and W5,934 million, respectively. Our opinion, in connection with the amounts included for these subsidiaries, is based solely on the reports of other accountants and auditors.

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audits, reviews by other accountants and audits by other auditors provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated financial statements as of and for the year ended December 31, 2003 and 2002 have been translated into United States dollars solely for the convenience of the reader and on the basis set forth in Note 2(b) to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As described in Note 1 and 5 to the non-consolidated financial statements, on July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company's shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003. The acquisition of the shares was accounted for using the purchase method, and the acquisition cost of the shares and goodwill were W1,857,983 million and W840,244 million, respectively. Additionally, pursuant to the acquisition agreement, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable. On December 30, 2003, its percentage of ownership subsequently increased to 81.15% through additional equity acquisition at W200,000 million. In addition, on June 18, 2003, the Company sold 49% (294,000 shares) of total outstanding shares in Shinhan Credit Information Co., Ltd. to LSH Holdings LLC.

As described in Note 1 to the non-consolidated financial statements, the Company's American depository shares were listed on the New York Stock Exchange on September 16, 2003.

As described in Note 1 to the non-consolidated financial statements, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in the Company at W627,339 million (W21,000 per share), through after-hour block trading.

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 2(n) to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards ("SKAS") No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while, SKAS No. 6, "Events Occurring after the Balance Sheet Date" has been adopted since the year ended December 31, 2002 with encouraged earlier application.

As described in Note 4 to the non-consolidated financial statements, Shinhan Bank and Chohung Bank are holding loans (including guarantees and acceptances) provided to and securities issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), amounting to W396,058 million and W303,011 million, respectively. As regards to those loans and securities, Shinhan Bank provides W110,982 million of allowance for loan losses and recorded W1,178 million of impairment loss on available-for-sale securities, and Chohung Bank provides W93,784 million of allowance for loan losses, as of December 31, 2003. Actual losses on these loans and securities may differ materially from the management's assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method.

As described in Note 4 to the non-consolidated financial statements, Shinhan Bank, Chohung Bank and Goodmorning Shinhan Securities Co., Ltd. are holding loans provided to and securities issued by LG Card Co., Ltd., which has been controlled by creditor banks due to its liquidity crisis, amounting to W189.3 billion, W172.9 billion and W22.6 billion, respectively. Actual losses on these loans and securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method. Additionally, Shinhan Bank and Chohung Bank have agreed with creditor banks to provide additional capital, amounting to W81.3 billion and W73.4 billion, respectively.

As described in Note 12 to the non-consolidated financial statements, the Company recorded W1,976,841 million of assets (representing 23.8% of non-consolidated total assets) as of December 31, 2003 and W97,787 million of operating revenue (representing 20.1% of non-consolidated total operating revenue) for the year ended December 31, 2003 through its related party transactions.

KPMG Samjong Accounting Corp.
Seoul, Korea
January 30, 2004

This report is effective as of January 30, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                        Shinhan Financial Group Co., Ltd.

                         NON-CONSOLIDATED BALANCE SHEETS

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

                                                              Won                 U.S. dollars (note 2)
                                                    -------------------------   -------------------------
                                                       2003           2002          2003         2002
                                                    ----------    -----------   -----------   -----------
      Assets

Cash and due from bank (notes 3, 12 and 13)         W     5,353        10,613   $     4,469         8,860
Securities (note 4)                                   6,308,538     3,991,864     5,266,771     3,332,663
Loans (notes 6, 12 and 13)                            1,935,180       765,281     1,615,612       638,905
Fixed assets (notes 7 and 15)                             2,020         1,754         1,686         1,464
Other assets (notes 8, 12 and 13)                        43,339        15,467        36,182        12,914
                                                    -----------   -----------   -----------   -----------
                                                    W 8,294,430     4,784,979   $ 6,924,720     3,994,806
                                                    ===========   ===========   ===========   ===========
      Liabilities and Stockholders' equity

Liabilities:
  Borrowings (notes 9 and 13)                       W   165,868        36,012   $   138,477        30,065
  Debentures (notes 9 and 13)                         1,980,543       732,030     1,653,484       611,146
  Retirement and severance benefits (note 10)                 -           238             -           199
  Other liabilities (notes 11 and 13)                    30,464         6,479        25,434         5,409
                                                    -----------   -----------   -----------   -----------
           Total liabilities                          2,176,875       774,759     1,817,395       646,819
                                                    -----------   -----------   -----------   -----------
Stockholders' equity:
  Capital stock of W5,000 par value (note 16)
     Common stock                                     1,472,007     1,461,806     1,228,926     1,220,409
       Authorized - 1,000,000,000 shares
       Issued - 294,401,300 shares in 2003
                292,361,125 shares in 2002
     Preferred stock                                    486,523             -       406,180             -
       Issued -  97,304,564 shares in 2003
  Capital surplus (note 16)                           3,316,380     1,976,625     2,768,726     1,650,212
  Retained earnings (note 17)                           866,398       672,530       723,324       561,471
  Capital adjustments (notes 5, 18 and 19)              (23,753)     (100,741)      (19,831)      (84,105)
                                                    -----------   -----------   -----------   -----------
           Total stockholders' equity                 6,117,555     4,010,220     5,107,325     3,347,987

Commitments and contingencies (note 14)
                                                    -----------   -----------   -----------   -----------
                                                    W 8,294,430     4,784,979   $ 6,924,720     3,994,806
                                                    ===========   ===========   ===========   ===========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                     NON-CONSOLIDATED STATEMENTS OF EARNINGS

                 For the years ended December 31, 2003 and 2002

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

                                                                Won              U.S. dollars (note 2)
                                                      -----------------------   -----------------------
                                                         2003         2002         2003         2002
                                                      ---------    ----------   ----------   ----------
Operating revenue:

  Valuation gain using the equity method
       (notes 4 and 26)                               W  388,641      618,690   $  324,462      516,522
  Interest income (note 12)                               97,787       24,670       81,639       20,596
                                                      ----------   ----------   ----------   ----------
                                                         486,428      643,360      406,101      537,118
Operating expense:

  Interest expense                                        92,616       21,632       77,322       18,060
  Fees and commission                                      4,962           68        4,143           57
  General and administrative expenses (note 20)           23,902       19,440       19,955       16,230
                                                      ----------   ----------   ----------   ----------
                                                         121,480       41,140      101,420       34,347
                                                      ----------   ----------   ----------   ----------
Operating income                                         364,948      602,220      304,681      502,771

Non-operating income (expense):

  Gain (loss) from sale of investment securities
       accounted for by the equity method, net              (166)       1,731         (139)       1,445
  Loss from sale of available-for-sale securities         (1,725)           -       (1,440)           -
  Gain (loss) on foreign currency transactions, net            1           (1)           1           (1)
  Donation                                                   (34)         (23)         (28)         (19)
  Other, net                                                (797)           4         (665)           3
                                                      ----------   ----------   ----------   ----------
                                                          (2,721)       1,711       (2,271)       1,428
                                                      ----------   ----------   ----------   ----------
Earnings before income taxes                             362,227      603,931      302,410      504,199

Income taxes (note 21)                                         -            -            -            -
                                                      ----------   ----------   ----------   ----------
Net earnings                                          W  362,227      603,931   $  302,410      504,199
                                                      ==========   ==========   ==========   ==========
Ordinary income and net earnings
    per share in Won and U.S. dollars (note 22)              952        2,066         0.79         1.72
                                                      ==========   ==========   ==========   ==========
Diluted ordinary income and net earnings per share
     in Won and U.S. dollars (note 22)                       921        2,064         0.77         1.72
                                                      ==========   ==========   ==========   ==========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

        NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS

                 For the years ended December 31, 2003 and 2002

                 Date of Appropriation for 2003: March 25, 2004
                 Date of Appropriation for 2002: March 31, 2003

               (In millions of Won and thousands of U.S. dollars)

                                                           Won              U.S. dollars (note 2)
                                                 -----------------------   -----------------------
                                                    2003         2002         2003         2002
                                                 ----------   ----------   ----------   ----------
Unappropriated retained earnings:

  Balance at beginning of year                   W  432,569       47,034   $  361,136       39,267
  Changes in retained earnings of subsidiaries      (10,848)        (510)      (9,057)        (426)
  Cumulative effect of accounting changes               (20)          --          (17)          --
  Net earnings                                      362,227      603,931      302,410      504,200
                                                 ----------   ----------   ----------   ----------
                                                    783,928      650,455      654,472      543,041

Appropriation of retained earnings:
  Legal reserve                                      36,223       60,393       30,241       50,420
  Dividends (note 23)                               242,114      157,493      202,132      131,485
                                                 ----------   ----------   ----------   ----------
                                                    278,337      217,886      232,373      181,905
                                                 ----------   ----------   ----------   ----------
Unappropriated retained earnings to be carried
     over to subsequent year                     W  505,591      432,569   $  422,099      361,136
                                                 ==========   ==========   ==========   ==========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

                                                                      Won                U.S. dollars (note 2)
                                                           -------------------------   -------------------------
                                                               2003         2002          2003          2002
                                                           -----------   -----------   ----------    -----------
Cash flows from operating activities:

  Net earnings                                             W   362,227       603,931   $   302,410       504,199

  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:

     Provision for retirement and severance benefit                140           594           117           496
     Stock compensation costs                                    1,381           643         1,153           537
     Interest expense                                            2,492         1,175         2,080           981
     Depreciation                                                  568           489           474           408
     Amortization                                                  109            24            91            20
     Bad debts                                                   5,879         2,374         4,908         1,982
     Loss (gain) from sale of investment securities
         accounted for by the equity method, net                   166        (1,731)          139        (1,445)
     Loss from sale of available-for-sale securities             1,725            --         1,440            --
     Valuation gain using the equity method                   (388,641)     (618,690)     (324,462)     (516,522)
     Increase in other assets                                  (21,526)       (4,610)      (17,971)       (3,849)
     Increase in other liabilities                              23,510         4,764        19,628         3,977
     Retirement and severance benefit paid                        (180)          (24)         (150)          (20)
     Increase in deposit for severance benefit insurance          (198)         (332)         (165)         (277)
                                                           -----------   -----------   -----------   -----------
          Net cash used in operating activities                (12,347)      (11,393)      (10,308)       (9,512)
                                                           -----------   -----------   -----------   -----------
Cash flows from investing activities:

   Cash provided by investing activities:

       Dividends received                                      186,896       640,771       156,033       534,956
       Proceeds from sale of investment securities
         accounted for by the equity method                      1,529        23,631         1,277        19,729
       Proceeds from sale of available-for-sale
         securities                                                  2             -             1             -
       Proceeds from disposition of fixed assets                    29             -            24             -
       Decrease in other assets                                      -            39             -            33
                                                           -----------   -----------   -----------   -----------
                                                               188,456       664,441       157,335       554,718

   Cash used in investing activities:

       Purchases of investment securities accounted
         for by the equity method                           (1,128,423)     (467,962)     (942,080)     (390,685)
       Increase in loans                                    (1,176,009)     (625,572)     (981,807)     (522,268)
       Purchases of fixed assets                                  (993)         (798)         (828)         (666)
       Increase in other assets                                 (1,105)       (2,038)         (923)       (1,701)
                                                           -----------   -----------   -----------   -----------
                                                            (2,306,530)   (1,096,370)   (1,925,638)     (915,320)
                                                           -----------   -----------   -----------   -----------
          Net cash used in investing activities             (2,118,074)     (431,929)   (1,768,303)     (360,602)
                                                           -----------   -----------   -----------   -----------

                        Shinhan Financial Group Co., Ltd.

                 For the years ended December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

                                                                 Won              U.S. dollars (note 2)
                                                       -----------------------   -----------------------
                                                         2003          2002         2003         2002
                                                       ---------    ----------   ----------   ----------
Cash flows from financing activities:

   Cash provided by financing activities:

      Increase in borrowings                              130,009       39,582      108,540       33,045
      Increase in debentures                            1,250,000      586,087    1,043,580      489,303
      Issuance of additional shares                       927,648            -      774,460            -
                                                       ----------   ----------   ----------   ----------
                                                        2,307,657      625,669    1,926,580      522,348

   Cash used in financing activities:

      Redemption of borrowings                                  -      (20,000)           -      (16,697)
      Dividends paid                                     (157,017)    (150,359)    (131,088)    (125,529)
      Issuance cost on debentures paid                     (3,871)      (2,087)      (3,232)      (1,742)
      Issuance cost on additional shares paid             (21,608)           -      (18,040)           -
                                                       ----------   ----------   ----------   ----------
                                                         (182,496)    (172,446)    (152,360)    (143,968)
                                                       ----------   ----------   ----------   ----------
          Net cash provided by financing activities     2,125,161      453,223    1,774,220      378,380
                                                       ----------   ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents       (5,260)       9,901       (4,391)       8,266

Cash and cash equivalents at beginning of year             10,613          712        8,860          594
                                                       ----------   ----------   ----------   ----------
Cash and cash equivalents at end of year               W    5,353       10,613        4,469        8,860
                                                       ==========   ==========   ==========   ==========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

(1)  General Description of the Company

     Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

     On September 16, 2003, the Company's American depository shares were listed on the New York Stock Exchange.

     As of December 31, 2003, the Company has 11 subsidiaries and its capital stock consists of W1,472,007 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:

     (a)  Shinhan Bank

          Shinhan Bank was established on September 15, 1981 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust operations. Shinhan Bank operates through 362 branches and 174 automated teller machine locations and its capital stock amounts to W1,224,034 million as of December 31, 2003.

     (b)  Chohung Bank

          Chohung Bank was established on October 1, 1943 under the General Banking Act of the Republic of Korea through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 470 domestic branches, 87 depositary offices and 6 overseas branches and its capital stock amounts to W3,595,592 million as of December 31, 2003.

          On July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company's shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003.

          Additionally, the Company's percentage of ownership increased to 81.15% through additional equity acquisition at W200,000 million on December 30, 2003.

     (c)  Goodmorning Shinhan Securities Co., Ltd.

          Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. On June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholders and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company, and renamed to Goodmorning Shinhan Securities. As of December 31, 2003, it operates through 83 branches and its capital stock amounts to W796,998 million.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(1)  General Description of the Company, Continued

     (d)  Shinhan Card Co., Ltd.

          Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2003, Shinhan Card holds
          2.11 million of franchise accounts and 2.77 million of credit card holders, and its capital stock amounts to W152,847 million.

     (e)  Shinhan Capital Co., Ltd.

          Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as of December 31, 2003 amounts to W80,000 million.

     (f)  Shinhan BNP Paribas Investment Trust Management Co., Ltd.

          On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Additionally, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares - 1 share) of Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC, to BNP Paribas Asset Management Group. Its capital stock as of December 31, 2003 amounts to W40,000 million.

     (g)  Jeju Bank

          Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of subsidiaries of the Company through acquiring a 51% share from the KDIC. Additionally, the Company's percentage of ownership increased to 62% with the acquisition of additional common shares at W20,177 million on July 5, 2002 and its capital stock as of December 31, 2003 amounts to W77,644 million.

     (h)  SH&C Life Insurance Co., Ltd.

          SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established in October 1, 2002 to engage in insurance business and other related business. Its capital stock as of December 31, 2003 amounts to W30,000 million.

     (i)  e-Shinhan Inc.

          e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock as of December 31, 2003 amounts to W2,820 million.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(1)  General Description of the Company, Continued

     (j)  Shinhan Macquarie Financial Advisory Co., Ltd.

          Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock as of December 31, 2003 amounts to W1,000 million.

     (k)  Shinhan Credit Information Co., Ltd.

          Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as wholly owned subsidiary of the Company to engage in the business of debt collection services and credit research. Additionally, the Company sold 294,000 shares (49% of total outstanding shares) of Shinhan Credit Information to LSH Holdings LLC on June 18, 2003. Its capital stock as of December 31, 2003 amounts to W3,000 million.

Ownerships of the Company's subsidiaries as of December 31, 2003 and 2002 are as follows:

                                                                2003                          2002
                                                       -----------------------    ---------------------------
                                                                     Ownership                      Ownership
                                                        Number of   Percentage     Number of       Percentage
 Investor                     Investee                    shares        (%)          shares            (%)
------------        ------------------------------     -----------  ----------    -----------      ----------
The Company         Shinhan Bank                       244,806,782       100.0    244,630,672         100.0
                    Chohung Bank                       583,570,144        81.2              -             -
                    Goodmorning Shinhan Securities      94,084,384   (*)  59.4     94,084,384          59.4
                    Shinhan Card                        30,569,400       100.0     30,569,400         100.0
                    Shinhan Capital                     16,000,000       100.0     16,000,000         100.0
                    Shinhan BNP Paribas ITMC             4,000,001        50.0      4,000,001          50.0
                    Jeju Bank                            9,692,369        62.4      9,692,369          62.4
                    SH&C Life Insurance                  3,000,001        50.0      3,000,001          50.0
                    e-Shinhan                              415,495        73.7        415,495          73.7
                    Shinhan Macquarie                      102,000        51.0        102,000          51.0
                    Shinhan Credit Information             306,000        51.0        600,000         100.0
Shinhan Bank        The Company                         29,873,359  (**)  10.2     29,873,674          10.2

(*)  1,047,213 shares of treasury stock were considered.

(**) Preferred stocks were excluded and 10.2% (29,873,295 shares) of shares in the Company were sold at W627,339 million (W21,000 per share) on March 3, 2004 through after-hour block trading.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements Presentation

          The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

          The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

          Certain accounts of prior year's non-consolidated financial statements were reclassified to conform to the current year's presentation. These reclassifications did not result in any material change to reported net earnings or stockholders' equity.

     (b)  Basis of Financial Statements Translation

          The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,197.80 to US$1, the basic exchange rate on December 31, 2003. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

     (c)  Allowance for Loan Losses

          Allowance for loan losses is provided to cover estimated losses on loans, based on past experience of collection and analysis of the collectibility of individual outstanding loans.

     (d)  Investments in Securities

          Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards ("SKAS") No. 8, "Investments in Securities." In accordance with SKAS No. 8, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

          Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

          Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

     (e)  Investment Securities under the Equity Method

          Investments in affiliated companies with the Company's ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

          Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles. Goodwill (negative goodwill) is amortized by the straight-line method over a reasonable period, generally less than 20 years. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

          Under the equity method, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

          For the equity method, the Company applies its own criteria in providing allowances for loan losses of its affiliated companies. Accordingly, additional allowances provided for the year ended December 31, 2003 for Chohung and Jeju Bank amount to W27,431 million and W739 million, respectively, by the equity method.

     (f)  Fixed Assets

          i)   Tangible Assets

               Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

               The depreciation method and useful lives of tangible assets are as follows:

        Descriptions                      Depreciation Method             Useful Lives
-----------------------------             -------------------             ------------
Vehicles                                   Declining-balance                 5 years
Furniture, fixtures and other                      "                             "
Leasehold improvement                        Straight-line                       "

          ii)  Intangible Assets

               Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over 5 years.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (g)  Discounts on Debentures

          Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures, are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

     (h)  Income Taxes

          Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

          Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

          A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     (i)  Retirement and Severance Benefits

          Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

     (j)  Translation of Foreign Currency Denominated Assets and Liabilities

          Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,197.80 and W1,200.40 to US$1, the rate of exchange on December 31, 2003 and 2002, respectively, that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (k)  Stock Options

          The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

     (l)  Contingent Liabilities

          Contingent losses are generally recognized as a liability when probable and reasonably estimable.

     (m)  Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

     (n)  Adoption of New Accounting Standard

          The Company adopted SKAS No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while, SKAS No. 6, "Events Occurring after the Balance Sheet Date" has been adopted since the year ended December 31, 2002 with encouraged earlier application. The cumulative effect of change in accounting principles is offset directly against beginning balance of the stockholders' equity, while the Company reports financial statements of the current year in accordance with the new method as regards to change in estimate, prospectively.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(3)  Cash and Due from Banks

     As of December 31, 2003 and 2002, W2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts.

(4)  Securities

     Securities as of December 31, 2003 and 2002 are as follows:

                                                                    Won              U.S. dollars (Note 2)
                                                         ------------------------   -----------------------
                                                             2003         2002         2003        2002
                                                         -----------   ----------   ----------   ----------
Investment securities accounted for
     by the equity method                                W 6,308,538    3,990,775   $5,266,771    3,331,754
Available-for-sale securities                                      -        1,089            -          909
                                                         -----------   ----------   ----------   ----------
                                                         W 6,308,538    3,991,864   $5,266,771    3,332,663
                                                         ===========   ==========   ==========   ==========

(a)  Investment Securities accounted for by the Equity Method

     (i) Details of investment securities accounted for by the equity method as of December 31, 2003 and 2002 are as follows:

                                                                   2003
                              -------------------------------------------------------------------------------
                                          Acquisition
                                              and         Equity
                              Beginning    dividend,      method       Retained       Capital       Ending
        Subsidiaries           balance        net       gain (loss)    earnings     adjustments     balance
---------------------------  ----------   -----------   -----------   -----------   -----------   -----------
Shinhan Bank                 W3,043,952      (182,592)      476,273           937       177,048     3,515,618
Chohung Bank (*)                      -     2,057,983       (43,545)          621      (127,731)    1,887,328
Goodmorning
   Shinhan Securities           531,566             -         8,787       (12,342)       18,861       546,872
Shinhan Card                    247,460             -       (84,324)            -             -       163,136
Shinhan Capital                  76,458             -        26,204             -         2,786       105,448
Shinhan
   BNP Paribas ITMC              22,581        (1,000)          917           (37)           25        22,486
Jeju Bank                        46,692        (2,423)        5,189             -        (1,366)       48,092
SH&C Life Insurance              14,630             -        (1,684)            -            75        13,021
e-Shinhan                         3,892             -        (1,166)           (1)            -         2,725
Shinhan Macquarie                   423             -         1,446           (26)            -         1,843
Shinhan Credit Information        3,121        (1,696)          544             -             -         1,969
                             ----------   -----------   -----------   -----------   -----------   -----------
                             W3,990,775     1,870,272       388,641       (10,848)       69,698     6,308,538
                             ==========   ===========   ===========   ===========   ===========   ===========

     Shinhan Bank and Chohung Bank are holding loans (including guarantees and acceptances) provided to and securities issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), amounting to W396,058 million and W303,011 million, respectively. As regards to those loans and securities, Shinhan Bank provides W110,982 million of allowance for loan losses and recorded W1,178 million of impairment loss on available-for-sale securities, and Chohung Bank provides W93,784 million of allowance for loan losses, as of December 31, 2003. Actual losses on these loans and securities may differ materially from the management's assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(4)  Securities, Continued

     Additionally, Shinhan Bank, Chohung Bank and Goodmorning Shinhan Securities are holding loans provided to and securities issued by LG Card Co., Ltd., which has been controlled by creditor banks due to its liquidity crisis, amounting to W189.3 billion, W172.9 billion and W22.6 billion, respectively. Actual losses on these loans and securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method. Additionally, Shinhan Bank and Chohung Bank have agreed with creditor banks to provide additional capital, amounting to W81.3 billion and W73.4 billion, respectively.

     The changes in goodwill (negative goodwill) for the year ended December 31, 2003 are as follows:

                                       Beginning         Increase      Amortization     Ending
                                        balance         (decrease)      (reversal)     balance
                                    ---------------    -----------     ------------   ---------
Chohung Bank                        W             -    (*) 866,757           20,006     846,751
Goodmorning Shinhan Securities              161,542              -           17,004     144,538
Jeju Bank                                    (7,034)             -             (758)     (6,276)
                                    ---------------    -----------     ------------   ---------
                                    W       154,508        866,757           36,252     985,013
                                    ===============    ===========     ============   =========

     (*) W26,513 million of additional goodwill through additional equity acquisition were included.

                                                                   2002
                              -------------------------------------------------------------------------------
                                           Acquisition
                                               and          Equity
                               Beginning    dividend,       method     Retained     Capital       Ending
        Subsidiaries            balance        net       gain (loss)   earnings   adjustments     balance
----------------------------  -----------  -----------   ----------   ----------  -----------   ----------
Shinhan Bank                  W 3,446,112     (870,651)     595,866         (215)    (127,160)   3,043,952
Goodmorning
   Shinhan Securities             243,673      390,710         (749)         (36)    (102,032)     531,566
Shinhan Card                            -      246,956          504            -            -      247,460
Shinhan Capital                    63,781            -       13,429          (63)        (689)      76,458
Shinhan
   BNP Paribas ITMC                42,557      (23,900)       3,961          (74)          37       22,581
Jeju Bank                               -       42,935        6,683         (118)      (2,808)      46,692
SH&C Life Insurance                     -       15,000         (453)           -           83       14,630
e-Shinhan                           4,673            -         (806)          (1)          26        3,892
Shinhan Macquarie                     776         (484)         134           (3)           -          423
Shinhan Credit Information              -        3,000          121            -            -        3,121
                              -----------  -----------   ----------   ----------  -----------   ----------
                              W 3,801,572     (196,434)     618,690         (510)    (232,543)   3,990,775
                              ===========  ===========   ==========   ==========  ===========   ==========

     The changes in goodwill (negative goodwill) for the year ended December 31, 2002 are as follows:

                                            Beginning       Increase    Amortization    Ending
                                             balance       (decrease)    (reversal)     balance
                                          --------------  ------------  -------------  --------
Goodmorning Shinhan Securities            W            -       170,045          8,503   161,542
Jeju Bank                                              -        (7,585)          (551)   (7,034)
                                          --------------  ------------  -------------  --------
                                          W            -       162,460          7,952   154,508
                                          ==============  ============  =============  ========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(4)  Securities, Continued

     (b)  Available-for-Sale Securities

          Available-for-sale securities as of December 31, 2003 and 2002 are as follows:

                                                                                     Fair value (book value)
                                                                 Acquisition        -----------------------
                                                                     cost             2003          2002
                                                                 -----------        -------        --------
Bond with stock warrant issued by Shinhan Bank                   W     1,785              -           1,089

In addition, changes in unrealized gain (loss) on available-for-sale securities for the years ended December 31, 2003 and 2002 are as follows:

                                                                     2003           2002
                                                                 --------           -----
Beginning balance of unrealized gain (loss)                      W   (668)              -
Realized gain (loss)                                                  173               -
Other changes                                                         495            (668)
                                                                 --------           -----
Ending balance of unrealized gain (loss)                         W      -            (668)
                                                                 ========           =====

(5)  Acquisition of Chohung Bank

     On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company's shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003.

     As regards to the acquisition, the Company recognized identifiable assets and liabilities of Chohung Bank as fair value on the date of acquisition using the purchase method.

     Condensed balance sheets as of December 31, 2002 and August 31, 2003 and statements of earnings for the year ended December 31, 2002 and the eight months ended August 31, 2003 of Chohung Bank are as follows:

                                                                          August 31, 2003
                                               December 31, 2002        (Acquisition date)
                                               -----------------        ------------------
Condensed balance sheets:

     Total assets                               W     66,196,288                65,297,366
     Total liabilities                                63,903,990                63,153,224
                                               -----------------        ------------------
     Total stockholders' equity                 W      2,292,298                 2,144,142
                                               =================        ==================
Condensed statements of earnings:

     Operating revenue                          W      5,317,063                 3,666,283
     Operating expense                                 5,451,812                 4,335,577
                                               -----------------        ------------------
     Operating income (losses)                          (134,749)                 (669,293)
     Ordinary income (losses)                           (611,160)                 (694,949)
     Net earnings (losses)                      W       (586,045)                 (720,293)
                                               =================        ==================

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(5)  Acquisition of Chohung Bank, Continued

     Goodwill incurred in relation to the acquisition of Chohung Bank is as follows:

Acquisition cost                               W     1,857,983
Net asset value (fair value)                         1,017,739
                                               ---------------
Goodwill                                       W       840,244
                                               ===============

     Additionally, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

     -  Asset Indemnity Payment

        Amount                  : W652,284 million - asset indemnity amount for
                                  corporate loans, returned KAMCO loans and credit card loans

        Payment date            : earlier of 60 days after the date asset
                                  indemnity is determined as of June 30, 2005 or the date as agreed on

        Interest                : 4.3% per annum

     -  General Indemnity Payment

        Amount                  : W166,516 million (deductible any amounts due
                                  and payable by the KDIC to the Company in connection with the breach of representation or warranty)

        Payment date            : the second anniversary date of cash portion
                                  closing date

        Interest                : 4.3% per annum

     -  Earn Out Payment

        Amount                  : 20% of the total excess amount, which means
                                  net earnings of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

        Payment date            : within 30 days after the date excess amount is
                                  determined for the fiscal year of 2006

     These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable.

(6)  Loans

     (a)  Loans as of December 31, 2003 and 2002 consist of the following:

                                                              Won                U.S. dollars (Note 2)
                                               -----------------------------   -------------------------
                                                     2003            2002          2003         2002
                                               ---------------   -----------   -----------   -----------
Loans in Won                                   W     1,637,200       497,200   $ 1,366,839       415,094
Loans in foreign currencies                            107,705        71,927        89,919        60,049
Privately placed bonds                                 200,000       200,000       166,973       166,973
                                               ---------------   -----------   -----------   -----------
                                                     1,944,905       769,127     1,623,731       642,116
Less: allowance for loan losses                         (9,725)       (3,846)       (8,119)       (3,211)
                                               ---------------   -----------   -----------   -----------
                                               W     1,935,180       765,281   $ 1,615,612       638,905
                                               ===============   ===========   ===========   ===========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(6)  Loans, Continued

     (b)  Details of loans as of December 31, 2003 and 2002 are as follows:

                                        Borrower         Interest rate (%)       2003           2002
                                  --------------------   -----------------  --------------   -----------
Loans in Won                      Shinhan Card             4.83 ~ 6.28      W    1,100,000       200,000
               "                  Shinhan Capital          4.83 ~ 8.12             537,200       297,200
                                                                            --------------   -----------
                                                                                 1,637,200       497,200

Loans in foreign currencies       Shinhan Capital        Libor+0.9 ~ 1.2           107,705        71,927
Privately placed bonds            Shinhan Bank                 7.42                 50,000        50,000
               "                  Goodmorning
                                    Shinhan Securities         6.23                130,000       130,000
               "                  Jeju Bank                    8.14                 20,000        20,000
                                                                            --------------   -----------
                                                                                   200,000       200,000
                                                                            --------------   -----------
                                                                                 1,944,905       769,127
Less: allowance for loan losses                                                     (9,725)       (3,846)
                                                                            --------------   -----------
                                                                            W    1,935,180       765,281
                                                                            ==============   ===========

     (c) The maturities of loans by remaining period as of December 31, 2003 and 2002 are as follows:

                                                                    Loans
                                                   Loans          in foreign      Privately
          At December 31, 2003                     in Won         currencies     placed bonds      Total
-------------------------------------         ---------------     ----------     ------------    ---------
Due in 6 months or less                       W        90,000              -                -       90,000
Due after 6 months through 12 months                   97,200              -          130,000      227,200
Due after 1 years through 3 years                   1,220,000        107,705                -    1,327,705
Thereafter                                            230,000              -           70,000      300,000
                                              ---------------     ----------     ------------    ---------
                                              W     1,637,200        107,705          200,000    1,944,905
                                              ===============     ==========     ============    =========

                                                                    Loans
                                                   Loans          in foreign      Privately
          At December 31, 2002                     in Won         currencies     placed bonds      Total
-------------------------------------         ---------------     ----------     ------------    ---------
Due in 6 months or less                       W             -              -              -              -
Due after 6 months through 12 months                        -              -              -              -
Due after 1 years through 3 years                     417,200         71,927        130,000        619,127
Thereafter                                             80,000              -         70,000        150,000
                                              ---------------     ----------     ----------      ---------
                                              W       497,200         71,927        200,000        769,127
                                              ===============     ==========     ==========      =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(7)  Fixed Assets

     Fixed assets as of December 31, 2003 and 2002 consist of the following:

                                                         Won             U.S. dollars (Note 2)
                                              ---------------------     -----------------------
                                                  2003        2002         2003           2002
                                              -----------    ------     ----------       ------
Property and equipment:
  Vehicles                                    W         391     242     $        326       202
  Furniture and fixtures                                993     344              829       287
  Leasehold improvement and other                     1,404   1,283            1,172     1,071
                                              -------------   -----     ------------     -----
                                                      2,788   1,869            2,327     1,560
  Less: Accumulated depreciation                     (1,182)   (656)            (987)     (548)
                                              -------------   -----     ------------     -----
                                                      1,606   1,213            1,340     1,012

Intangible assets:
  Organization costs                                      -      20                -        17
  Other                                                 414     521              346       435
                                              -------------   -----     ------------     -----
                                                        414     541              346       452
                                              -------------   -----     ------------     -----
                                              W       2,020   1,754     $      1,686     1,464
                                              =============   =====     ============     =====

(8)  Other Assets

     Other assets as of December 31, 2003 and 2002 consist of the following:

                                               Won              U.S. dollars (Note 2)
                                     --------------------     ------------------------
                                        2003        2002         2003            2002
                                     -----------   ------     ----------        ------
Guarantee deposits paid              W     7,840    7,069     $    6,545         5,902
Accounts receivable                        7,612    2,361          6,355         1,971
Accrued income                            11,334    4,332          9,463         3,617
Advance payments                              10        -              8             -
Prepaid expenses                           1,667       48          1,392            40
Prepaid income taxes                      13,867      982         11,577           820
Other                                      1,009      675            842           564
                                     -----------   ------     ----------        ------
                                     W    43,339   15,467     $   36,182        12,914
                                     ===========   ======     ==========        ======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(9)  Borrowings and Debentures

     (a) Borrowings and debentures as of December 31, 2003 and 2002 consist of the following:

                                                          Won             U.S. dollars (Note 2)
                                 Interest rate  --------------------   --------------------------
                                     (%)           2003        2002        2003            2002
                                --------------  ----------   -------   ------------     ---------
Borrowings:
  Borrowings in Won               4.63 ~ 5.56   W   94,000         -   $     78,477             -
  Borrowings in
     foreign currencies         Libor+0.7 ~ 1       71,868    36,012         60,000        30,065
                                                ----------   -------   ------------     ---------
                                                W  165,868    36,012   $    138,477        30,065
                                                ==========   =======   ============     =========
Debentures:
  Korean Won debentures           4.76 ~ 7.47   W1,950,000   700,000   $  1,627,985       584,405
  Foreign currency debentures      Libor+0.85       35,934    36,012         30,000        30,065
                                                ----------   -------   ------------     ---------
                                                 1,985,934   736,012      1,657,985       614,470
Less: discounts on debentures                       (5,391)   (3,982)        (4,501)       (3,324)
                                                ----------   -------   ------------     ---------
                                                W1,980,543   732,030   $  1,653,484       611,146
                                                ==========   =======   ============     =========

     (b) The maturities of borrowings and debentures as of December 31, 2003 and 2002 are as follows:

                                                          Borrowings     Korean       Foreign
                                           Borrowings     in foreign       Won       currency
    At December 31, 2003                     in Won       currencies   debentures   debentures      Total
------------------------------------     --------------  -----------   ----------   ----------    ---------
Due in 6 months or less                  W       90,000            -            -            -       90,000
Due after 6 months through 12 months              4,000            -      230,000            -      234,000
Due after 1 years through 3 years                     -       71,868    1,590,000       35,934    1,697,802
Thereafter                                            -            -      130,000            -      130,000
                                         --------------  -----------   ----------   ----------    ---------
                                         W       94,000       71,868    1,950,000       35,934    2,151,802
                                         ==============  ===========   ==========   ==========    =========

                                                          Borrowings     Korean       Foreign
                                           Borrowings     in foreign       Won       currency
    At December 31, 2002                     in Won       currencies   debentures   debentures      Total
------------------------------------     --------------  -----------   ----------   ----------    ---------
Due in 6 months or less                  W            -            -            -            -            -
Due after 6 months through 12 months                  -            -            -            -            -
Due after 1 years through 3 years                     -       36,012      570,000       36,012      642,024
Thereafter                                            -            -      130,000            -      130,000
                                         --------------  -----------   ----------   ----------    ---------
                                         W      497,200       36,012      700,000       36,012      772,024
                                         ==============  ===========   ==========   ==========    =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(10) Retirement and Severance Benefits

     Changes in retirement and severance benefits for the years ended December 31, 2003 and 2002 are as follows:

                                                                Won          U.S. dollars (Note 2)
                                                     --------------------    ---------------------
                                                         2003       2002        2003        2002
                                                     -----------   ------    ----------   --------
Estimated severance liability at beginning of year   W       570        -     $     476          -
Provision                                                   (180)     (24)         (150)       (20)
Payment                                                      140      594           117        496
                                                     -----------   ------    ----------   --------
Estimated severance liability at end of year                 530      570           442        476
Less: deposits for severance benefit insurance              (530)    (332)         (442)      (277)
                                                     -----------   ------    ----------   --------
Net balance at end of year                           W         -      238     $       -        199
                                                     ===========   ======    ==========   ========

(11) Other Liabilities

     Other liabilities as of December 31, 2003 and 2002 consist of the following:

                                                Won                U.S. dollars (Note 2)
                                     -----------------------     ------------------------
                                        2003            2002         2003           2002
                                     -----------       -----     ------------      ------
Withholding taxes                    W     1,176         523     $        982         437
Dividends payable                            928         453              775         378
Accounts payable                          14,492       1,541           12,099       1,286
Accrued expenses                          12,189       3,962           10,176       3,308
Unearned revenue                           1,679           -            1,402           -
                                     -----------       -----     ------------      ------
                                     W    30,464       6,479     $     25,434       5,409
                                     ===========       =====     ============      ======

(12) Related Party Transactions

     (a)  Details of transactions

          Significant transactions with the related parties for the years ended December 31, 2003 and 2002 are as follows:

  Revenue earned      Expense incurred            Account          2003       2002
-----------------    -------------------   -------------------   --------    ------
The Company          Shinhan Bank          Interest income       W  4,340     5,581
              "      Goodmorning Shinhan
                         Securities        Interest income          8,099     2,158
              "      Shinhan Card          Interest income         54,006       925
              "      Shinhan Capital       Interest income         29,714    15,006
              "      Jeju Bank             Interest income          1,628     1,000
                                                                 --------    ------
                                                                   97,787    24,670
                                                                 --------    ------
Shinhan Bank         Chohung Bank          Gain on derivatives      1,838         -
              "      Goodmorning Shinhan
                         Securities        Interest income          3,121     1,414
              "               "            Rental income               29        21

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(12) Related Party Transactions, Continued

     Revenue earned                 Expense incurred             Account               2003        2002
--------------------------      ------------------------   --------------------     ----------   -------
Shinhan Bank                    Shinhan Card               Interest income               4,445       786
             "                         "                   Fees and commission          57,941    55,271
             "                         "                   Rental income                   859       468
             "                  Shinhan Capital            Interest income               3,136     6,055
             "                         "                   Gain on derivatives             361        64
             "                         "                   Rental income                   309       271
             "                  Jeju Bank                  Interest income                 237       258
             "                  SH&C Life Insurance        Fees and commission           2,723         -
             "                  Shinhan Macquarie          Rental income                     -       100
Chohung Bank                    Shinhan Bank               Interest income                 996         -
             "                         "                   Gain on derivatives             139         -
             "                  Goodmorning Shinhan
                                     Securities            Interest income                  26         -
             "                  SH&C Life Insurance        Fees and commission             744         -
Goodmorning Shinhan
     Securities                 Shinhan Bank               Interest income               1,391       257
             "                         "                   Fees and commission             466         -
             "                  Chohung Bank               Interest income                 136         -
             "                  Shinhan Card               Rental income                   242         5
             "                  Shinhan BNP Paribas ITMC   Rental income                   201         -
Shinhan Card                    Shinhan Bank               Interest income                   7       491
             "                         "                   Fees and commission              29         -
             "                  Goodmorning Shinhan
                                     Securities            Interest income                   -       106
             "                  Jeju Bank                  Fees and commission              81         -
             "                  SH&C Life Insurance        Fees and commission             338         -
Shinhan Capital                 Shinhan Bank               Interest income                 437       150
             "                         "                   Gain on derivatives           1,111     2,468
             "                  Chohung Bank               Interest income                 690         -
Shinhan BNP Paribas ITMC        Shinhan Bank               Interest income                 393       380
             "                         "                   Fees and commission               -        41
Jeju Bank                       Shinhan Bank               Interest income                  99        83
SH&C Life Insurance             Shinhan Bank               Interest income                 498       180
             "                         "                   Insurance income                514         -
e-Shinhan                       Shinhan Bank               Interest income                 132         -
             "                  Shinhan Card               Fees and commission              22         -
             "                  The Company                Fees and commission              62         -
Shinhan Macquarie               Shinhan Bank               Interest income                   -        15
Shinhan Credit Information      Shinhan Bank               Fees and commission           2,614       772
             "                         "                   Interest income                  35         -
             "                  Goodmorning Shinhan
                                     Securities            Fees and commission              31         -
             "                  Shinhan Card               Fees and commission           8,646     2,289
             "                  Shinhan Capital            Fees and commission              61         -
             "                  Jeju Bank                  Fees and commission             623        42
                                                                                    ----------   -------
                                                                                        95,763    71,987
                                                                                    ----------   -------
                                                                                    W  193,550    96,657
                                                                                    ==========   =======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(12) Related Party Transactions, Continued

     (b)  Account balances

          Significant balances with the related parties as of December 31, 2003 and 2002 are as follows:

       Creditor                Debtor                      Account                   2003          2002
-------------------   -------------------   -----------------------------------  ------------    --------
The Company           Shinhan Bank          Due from banks                       W      5,327      10,613
          "                 "               Other assets (Guarantee deposits
                                                paid)                                   7,673       6,902
          "                 "               Loans (Privately placed bonds)             50,000      50,000
          "                 "               Other assets (Accounts receivable)          6,786       2,171
          "                 "               Other assets (Accrued income)                 185         123
          "           Goodmorning
                       Shinhan Securities   Loans (Privately placed bonds)            130,000     130,000
          "                 "               Other assets (Accrued income)                 134         134
          "           Shinhan Card          Loans                                   1,100,000     200,000
          "                 "               Other assets (Accounts receivable)            154           -
          "                 "               Other assets (Accrued income)               6,387         925
          "           Shinhan Capital       iLoans                                    644,905     369,127
          "                 "               Other assets (Accounts receivable)            624         190
          "                 "               Other assets (Accrued income)               4,442       2,965
          "           Jeju Bank             Loans (Privately placed bonds)             20,000      20,000
          "                 "               Other assets (Accrued income)                 186         186
          "           Shinhan Credit
                        Information         Other assets (Accounts receivable)             38           -
                                                                                 ------------    --------
                                                                                    1,976,841     793,336
                                                                                 ------------    --------
Shinhan Bank          Chohung Bank          Securities                                132,708           -
          "                 "               Derivative assets                             797           -
          "           Goodmorning Shinhan
                          Securities        Loans (Privately placed bonds)             30,000      70,000
          "                 "               Other assets (Accrued income)                 350       1,047
          "                 "               Other assets (Guarantee deposits
                                                paid)                                   4,068         530
          "           Shinhan Card          Call loans                                 28,500       7,500
          "                 "               Other assets (Accrued income)                  87           -
          "           Shinhan Capital       Loans                                      75,933      37,959
          "                 "               Derivative assets                              97           -
          "                 "               Other assets (Accrued income)                 136         133
          "           Jeju Bank             Loans (Privately placed bonds)              3,140       3,140
          "                 "               Other assets (Accounts receivable)            561           -
          "           SH&C Life Insurance   Other assets (Accounts  receivable)         1,455           -
Chohung Bank          Shinhan Bank          Securities                                 96,515           -
          "                 "               Derivative assets                           4,324           -
          "           Shinhan Capital       Loans                                         392           -
Goodmorning Shinhan
    Securities        Shinhan Bank          Due from banks                             53,064      11,908
          "                 "               Other assets (Guarantee deposits
                                                  paid)                                 6,637       5,526

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(12) Related Party Transactions, Continued

      Creditor                Debtor                          Account                         2003          2002
-------------------     -------------------    --------------------------------------      -----------    --------
Goodmorning Shinhan
    Securities          Shinhan Bank           Other assets (Accrued income)                       154         252
          "             Chohung Bank           Due from banks                                    2,011           -
          "                 "                  Other assets (Accrued income)                         8           -
Shinhan Card            The Company            Other assets (Prepaid expense)                      906           -
          "             Shinhan Bank           Cash and due from banks                             102           -
                                 "             Other assets (Guarantee deposits paid)            1,189         387
          "             Goodmorning Shinhan
                            Securities         Other assets (Guarantee deposits paid)            4,635       3,289
          "             SH&C Life Insurance    Other assets (Accounts receivable)                  338           -
Shinhan Capital         The Company            Other assets (Prepaid expense)                      773           -
          "             Shinhan Bank           Short-term financial instruments                 58,231      16,666
          "                 "                  Other assets (Prepaid expense)                       39           -
          "                 "                  Other assets (Accrued income)                        69           -
          "                 "                  Currency swap                                     1,941       2,000
          "                 "                  Other assets (Guarantee deposits paid)              292         418
          "             Chohung Bank           Securities                                        6,714           -
          "                 "                  Other assets (Accrued income)                       173           -
Shinhan BNP
   Paribas ITMC         Shinhan Bank           Cash and due from banks                           4,436       8,985
          "                  "                 Other assets (Accrued income)                       105           -
          "             Goodmorning Shinhan
                             Securities        Other assets (Guarantee deposits paid)            3,496         850
Jeju Bank               Shinhan Bank           Call loans                                            -       4,922
          "                  "                 other assets (Accounts receivable)                  561           -
SH&C Life Insurance     Shinhan Bank           Cash and cash equivalents                        33,563      12,327
          "                  "                 Other assets (Accrued income)                        46           -
e-Shinhan               Shinhan Bank           Cash and cash equivalents                         2,158       3,718
Shinhan Macquarie                 "            Cash and cash equivalents                         1,187         168
Shinhan Credit
     Information        Shinhan Bank           Cash and cash equivalents                         1,686       1,395
          "                 "                  Other assets (Accounts receivable)                  280           -
          "                 "                  Other assets (Guarantee deposits paid)              866           -
          "             Shinhan Card           Other assets (Accounts receivable)                  892           -
          "             Jeju Bank              Other assets (Accrued income)                       101           -
          "                 "                  Other assets (Guarantee deposits paid)               60           -
                                                                                           -----------    --------
                                                                                               565,776     193,120
                                                                                           -----------    --------
                                                                                           W 2,542,617     986,456
                                                                                           ===========    ========

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(12)  Related Party Transactions, Continued

      (c)   Guarantees and acceptances

            The guarantees and acceptances provided between the related parties as of December 31, 2003 are as follows:

                                                                                       Amount
  Creditor                    Debtor                         Account                 guaranteed
------------       ------------------------------     -------------------------      ----------
The Company        Goodmorning Shinhan Securities     Lease guarantee                W   50,000
Shinhan Bank       Shinhan Capital                    Letter of credit                   30,547
        ,,         Shinhan Finance                    Guarantees for loans               11,025
Shinhan Bank       Good Morning USA                   Guarantees for operations          14,374
                                                                                     ----------
                                                                                     W  105,946
                                                                                     ==========

(13)  Assets and Liabilities Denominated in Foreign Currency

      Assets and liabilities denominated in foreign currency as of December 31, 2003 and 2002 are as follows:

                                                      Foreign currency           Equivalent Won
                                                      ----------------           --------------
                                                      2003        2002         2003          2002
                                                      ----        ----         ----          ----
Assets:
    Cash and due from banks                        $       -         90     W        -         108
    Loans                                             89,919     59,919        107,705      71,927
    Other assets (accrued income)                        426        547            510         657
                                                   ---------     ------     ----------      ------
                    Total                          $  90,345     60,556     W  108,215      72,692
                                                   =========     ======     ==========      ======
Liabilities:
    Borrowings                                     $  60,000     30,000     W   71,868      36,012
    Debentures                                        30,000     30,000         35,934      36,012
    Discounts on debentures                              (51)       (79)           (60)        (95)
    Other liabilities (accrued expenses)                 382        503            457         604
                                                   ---------     ------     ----------      ------
                    Total                          $  90,331     60,424     W  108,199      72,533
                                                   =========     ======     ==========      ======

(14)  Commitments and Contingencies

      (a)   Indemnification on contingent loss

            Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from following pending lawsuits filed against Shinhan BNP Paribas ITMC:

                                                                                      Amount to
                           Plaintiff                             Claimed for         be claimed
----------------------------------------------------------    ------------------    ------------
Bumin Mutual Savings Bank                                     Indemnity for loses   W        100
Fine Capital Co., Ltd. (formerly Kookmin leasing Co., Ltd.)           ,,                   2,800
                                                                                    ------------
                                                                                    W      2,900
                                                                                    ============

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(14)  Commitments and Contingencies, Continued

            According to the settlement of the lawsuit by Fine Capital Co., Ltd., the Company recorded W987 million of loss for the year ended December 31, 2003. However, the ultimate outcome of other lawsuits cannot be presently determined.

      (b) As of December 31, 2003, the Company has provided a blank note to Koram Bank, as collateral related to bank overdrafts.

(15)  Insurance

      As of December 31, 2003, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(16)  Capital Stock

      (a) The Company issued new preferred stock for the year ended December 31, 2003, and the details are as follows:

                                                         Predetermined
                                            Number of    dividend rate
                                             shares           (%)                    Redeemable period
                                           ----------    -----------------   ----------------------------------
Redeemable preferred stock:
     Series 1                               9,316,792        4.04            August 19, 2004 ~ August 18, 2006
     Series 2                               9,316,792        4.04            August 19, 2005 ~ August 18, 2007
     Series 3                               9,316,792        4.04            August 19, 2006 ~ August 18, 2008
     Series 4                               9,316,792        4.04            August 19, 2007 ~ August 18, 2009
     Series 5                               9,316,793        4.04            August 19, 2008 ~ August 18, 2010
     Series 6                               3,500,000        7.00              July 19, 2006 ~ August 18, 2006
     Series 7                               2,433,334        7.46              July 19, 2008 ~ August 18, 2008
     Series 8                                  66,666        7.86              July 19, 2010 ~ August 18, 2010
                                           ----------
                                           52,583,961
Redeemable convertible preferred stock:

     Series 9 (*)                          44,720,603        2.02            August 19, 2006 ~ August 18, 2008
                                           ----------
                                           97,304,564
                                           ==========

(*)   Convertible period        : August 19, 2004 ~ August 18, 2007

      Conversion ratio          : 1 common share to 1 preferred share

      Conversion price in Won   : W 18,086

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(16)  Capital Stock, Continued

      (b) Details of changes in capital stock for the years ended December 31, 2003 and 2002 are as follows:

                                                                          2003
                                                   -----------------------------------------------------
                                                   Number of shares   Capital stock      Capital surplus
                                                   ----------------   -------------      ---------------
Balance at beginning of the year                        292,361,125       1,461,806            1,976,625
Redeemable preferred stock issued:
  Series 1 to 5                                          46,583,961         232,920              237,784
  Series 6 to 8                                           6,000,000          30,000              855,530
Redeemable convertible preferred stock issued:
  Series 9                                               44,720,603         223,603              228,271
Common stock issued                                       1,864,065           9,320               18,183
Stock exchange                                              176,110             881                  (13)
                                                        -----------       ---------            ---------
Balance at end of the year                              391,705,864       1,958,530            3,316,380
                                                        ===========       =========            =========

                                                               2002
                                        -----------------------------------------------------
                                        Number of shares     Capital stock    Capital surplus
                                        ----------------     -------------    ---------------
Balance at beginning of the year             292,344,192         1,461,721          1,976,650
Stock exchange                                    16,933                85                (25)
                                             -----------         ---------          ---------
Balance at end of the year                   292,361,125         1,461,806          1,976,625
                                             ===========         =========          =========

(17)  Retained Earnings

      Retained earnings as of December 31, 2003 and 2002 consist of the following:

                                                         Won             U.S. dollars (Note 2)
                                              -----------------------     ---------------------
                                                 2003           2002        2003          2002
                                              -----------     -------    ----------     -------
Legal reserves                                W    82,469      22,076    $   68,850      18,430
Retained earnings before appropriations           783,929     650,454       654,474     543,041
                                              -----------     -------    ----------     -------
                                              W   866,398     672,530    $  723,324     561,471
                                              ===========     =======    ==========     =======

      The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net earnings as a legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(18)  Capital Adjustment

      Capital adjustments as of December 31, 2003 and 2002 consist of the following:

                                                                 Won               U.S. dollars (Note 2)
                                                       ----------------------     -----------------------
                                                           2003        2002         2003          2002
                                                       ----------    --------     ---------     -------
Unrealized loss on investment securities
     accounted for by the equity method                W  (33,379)   (103,077)    $ (27,867)    (86,055)
Unrealized loss on available-for-sale securities                -        (668)            -        (558)
Stock options (note 19)                                     9,626       3,004         8,036       2,508
                                                       ----------     -------     ---------      ------
                                                       W  (23,753)   (100,741)    $ (19,831)    (84,105)
                                                       ==========     =======     =========      ======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(19)  Stock Options

      (a)   Details of stock options

    Grant date                        May 22, 2002                    May 15, 2003
                              ----------------------------     ----------------------------
Shares granted                      1,004,200 shares                 1,156,300 shares
Share expired to date                 40,081 shares                    8,055 shares
                                      ------------                    -----------
Shares outstanding                   964,119 shares                 1,148,245 shares
Type of stock options               Stock grant or                   Stock grant or
                                  price compensation               price compensation

Exercise price (Won)                   W18,910                           W11,800
Exercise period               Within 4 years after 2 years     Within 4 years after 2 years
                                   from grant date                   from grant date
Forfeited period              after 6 years from grant date    after 6 years from grant date

      (b) The Company calculated the compensation cost using the fair value method for stock grant and details are as follows:

          Grant date                May 22, 2002       May 15, 2003
                                    ------------       ------------
Risk-free interest rate                 6.43%              4.25%
Expected exercise period               4 years            4 years
Expected stock price volatility         27.13%             22.11%
Expected dividend yield                   0%                 0%
Expected ratios of no-exercise            0%                 0%
Weighted average fair value (Won)      W 9,812            W 5,292

      (c) Changes in stock compensation expense for the year ended December 31, 2003 are as follows:

                                                                   Personnel of
 Grant date              Stock compensation cost            the Company   subsidiaries     Total
------------      ----------------------------------        -----------   ------------     -----
May 22, 2002      Recorded at beginning of the year         W  643           2,361         3,004
                  Incurred during the year                     938           3,752         4,690
                  To be recorded in subsequent years           347           1,337         1,684
May 15, 2003      Recorded at beginning of the year              -               -             -
                  Incurred during the year                     443           1,489         1,932
                  To be recorded in subsequent years           958           3,187         4,145

      For stock options, which were granted to the personnel of the subsidiaries, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, the subsidiaries have recorded compensation expense as long-term payables, and the Company has accounted for as accounts receivable.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

               (In millions of Won and thousands of U.S. dollars)

(20)  General and Administrative Expenses

      Details of general and administrative expenses for the years ended December 31, 2003 and 2002 are as follows:

                                                             Won              U.S. dollars (Note 2)
                                                    ---------------------     ---------------------
                                                       2003         2002         2003          2002
                                                    ---------       -----     ---------       -----
Salaries and wages                                  W   9,821       7,008     $   8,199       5,851
Provision for retirement and severance benefits           140         594           117         496
Other employees benefits                                  601         370           502         309
Rental                                                    142          46           119          38
Entertainment                                           1,455       1,903         1,215       1,589
Depreciation                                              568         489           474         408
Amortization                                              109          24            91          20
Bad debts                                               5,879       2,374         4,908       1,982
Taxes and dues                                            361         125           301         104
Advertising                                                22          72            18          60
Fees and commission                                     1,374       5,748         1,147       4,799
Other                                                   3,430         687         2,864         574
                                                    ---------      ------     ---------      ------
                                                    W  23,902      19,440     $  19,955      16,230
                                                    =========      ======     =========      ======

(21)  Income Taxes

      (a) The Company is subject to income taxes based on taxable earnings, which results in the normal tax rate of 29.7%.

            The components of income taxes for the years ended December 31, 2003 and 2002 are as follows:

                                   Won           U.S. dollars (Note 2)
                            ----------------     --------------------
                            2003        2002       2003        2002
                            ----        ----       ----        ----
Current income taxes        W  -         -        $    -          -
Deferred taxes                 -         -             -          -
                            ----        ----      ------       ----
                            W  -         -        $    -          -
                            ====        ====      ======       ====

      (b) Reconciliation of accounting income and taxable income for the years ended December 31, 2003 and 2002 is as follows:

                                                   Temporary difference      Permanent difference
                                                   --------------------      --------------------
                  Description                         2003        2002         2003          2002
---------------------------------------------      ----------    ------      ------         -----
Addition:
  Dividends received                               W  186,896   640,771           -             -
  Accrued income earned in prior year                   4,332       737           -             -
  Securities                                           10,848       510           -             -
  Retirement and severance benefits                         -       342           -             -
  Stock compensation cost                                   -         -       1,381           643
  Entertainment expense in excess of tax limit              -         -       1,434         1,843
  Other                                                    20         -          34             -
                                                      -------   -------       -----         -----
                                                      202,096   642,360       2,849         2,486
                                                      =======   =======       =====         =====

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(21)  Income Taxes, Continued

                                                       Temporary difference       Permanent difference
                                                       --------------------       --------------------
                     Description                          2003        2002         2003          2002
----------------------------------------------         -------     -------       -------      -------
Deduction:
  Dividends received                                          -           -       186,058      640,578
  Retained earnings                                           -           -        10,868          510
  Accrued income earned in current year                  11,334       4,332             -            -
  Deposit for retirement and severance benefits
       insurance                                            198         332             -            -
  Valuation gain using the equity method                388,641     618,690             -            -
                                                        -------     -------       -------      -------
                                                        400,173     623,354       196,926      641,088
                                                     ----------     -------      --------     --------
                                                     W (198,077)     19,006      (194,077)    (638,602)
                                                     ==========     =======      ========     ========

(c) Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2003 and 2002 are as follows:

                                                                          2003
                                                    -----------------------------------------------
                                                    Beginning                               Ending
                                                     balance      Increase     Decrease     balance
                                                    ---------     --------     --------     -------
Deductible temporary differences:
  Securities                                         W  1,351       10,848            -      12,199
  Retirement and severance benefits                       342            -            -         342
                                                     --------     --------     --------    --------
                                                        1,693       10,848            -      12,541
                                                     --------     --------     --------    --------
Taxable temporary differences:
  Valuation gain using the equity method             (203,714)    (388,641)    (186,896)   (405,459)
  Accrued income                                       (4,332)     (11,334)      (4,332)    (11,334)
  Deposit for severance benefit insurance                (332)        (198)           -        (530)
  Other                                                    (4)           -          (20)        (16)
                                                     --------     --------     --------    --------
                                                     (208,382)    (400,173)    (191,248)   (417,307)
                                                     --------     --------     --------    --------
                          Net                        (206,689)                             (404,766)

Unrealizable temporary differences on valuation
    gain using the equity method                      191,135                               386,200
                                                     --------                              --------
Net temporary differences                             (15,554)                              (18,566)
Tax effects of temporary differences                   (4,619)                               (5,106)
Tax effects of tax loss carryforwards                   6,295                                13,706
                                                     --------                              --------
Net tax effects                                         1,676                                 8,600
                                                     ========                              ========
Tax effects recorded in financial statements (*)     W      -                                     -
                                                     ========                              ========

(*) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W49,842 million, with the tax benefit maturity of W5,553 million in 2006, W14,363 million in 2007 and W29,926 million in 2008.

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(21)  Income Taxes, Continued

                                                                          2002
                                                    -----------------------------------------------
                                                    Beginning                               Ending
                                                     balance      Increase     Decrease    balance
                                                    ---------     --------     --------    --------
Deductible temporary differences:
  Investment securities accounted for
       by the equity method                          W      -        1,351            -       1,351
  Retirement and severance benefit                          -          342            -         342
                                                     --------      -------      -------    --------
                                                            -        1,693            -       1,693
                                                     --------      -------      -------    --------
Taxable temporary differences:
  Valuation gain using the equity method              225,795      618,690      640,771     203,714
  Accrued income                                            -        5,069          737       4,332
  Deposit for severance benefit insurance                   -          332            -         332
  Organization costs                                        -            4            -           4
                                                     --------      -------      -------    --------
                                                      225,795      624,095      641,508     208,382
                                                     --------      -------      -------    --------
                         Net                         (225,795)                             (206,689)

Unrealizable temporary differences on valuation
    gain using the equity method                      225,195                               191,135
                                                     --------                              --------
Net temporary differences                                   -                              (15,554)
Tax effects of temporary differences                        -                               (4,619)
Tax effects of tax loss carryforwards                   1,340                                 6,295
                                                        -----                              --------
Net tax effects                                         1,340                                 1,676
                                                     ========                              ========
Tax effects recorded in financial statements (*)     W      -                                     -
                                                     ========                              ========

(*) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W21,195 million, with the tax benefit maturity of W5,553 million in 2006 and W15,642 million in 2007.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                 (In millions of Won, except earnings per share)

(22)  Earnings Per Share

      (a)   Earnings per share

            Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. The Company's ordinary income and net earnings per share for the years ended December 31, 2003 and 2002 are computed as follows:

                                                                  2003             2002
                                                              -------------    -----------
Net earnings for year                                         W     362,227        603,931
Extraordinary loss (gain)                                                 -              -
Dividends on preferred stock                                         83,397              -
                                                              -------------    -----------
Ordinary income available for common stock                          278,830        603,931
Weighted average number of common shares outstanding (share)    292,856,507    292,353,944
                                                              -------------    -----------
Ordinary income per share in Won                              W         952          2,066
                                                              =============    ===========
Net earnings per share in Won                                 W         952          2,066
                                                              =============    ===========

      (b)   Diluted earnings per share

            For the year ended December 31, 2003, if convertible preferred stock and stock options exercised, 46,832,967 share of common stocks would be issued, and if preferred stock converted into common stock on issue date, weighted average number of common shares outstanding is 309,397,004. Additionally, for the year ended December 31, 2002, if stock options exercised on grant date, 977,700 share of common stocks would be issued and weighted average number of common shares outstanding is 292,962,997.

            Details of diluted ordinary / net earnings per share due to dilutive effect for the years ended December 31, 2003 and 2002 are as follows:

                                                                   2003               2002
                                                              --------------      -----------
Ordinary income available for common stock                    W      278,830          603,931
Add: Dividends on convertible preferred stock                          6,043                -
     Stock compensation expense                                            -              643
                                                              --------------      -----------
Diluted ordinary income / net earnings                               284,873          604,574
Weighted average number of common shares outstanding (share)     309,397,004      292,962,997
                                                              --------------      -----------
Diluted ordinary income per share in Won                      W          921            2,064
                                                              ==============      ===========
Diluted net earnings per share in Won                         W          921            2,064
                                                              ==============      ===========

      (c)   Securities applicable to common shares

                                                                                   Number of shares
                                                 Convertible period                  to be issued
                                          ----------------------------------       ----------------
Redeemable convertible preferred stock    August 19, 2004 ~ August 18, 2007            44,720,603
Stock options                                May 22, 2004 ~ May 22, 2008                  964,119
Stock options                                May 15, 2005 ~ June 15, 2009               1,148,245
                                                                                       ----------
                                                                                       46,832,967
                                                                                       ==========

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

         (In millions of Won, except earnings per share and dividends)

(22)  Earnings Per Share, Continued

      (d) (Diluted) earnings per share for each quarters in 2003 are as follows:

                                                               Quarter ended
                                           -----------------------------------------------------------
                                           March 31,      June 30,       September 30,     December 31,
                                             2003          2003             2003             2003
                                           ---------      --------       -------------     ------------
Earnings per share in Won                  W     193           157                 436              166
Diluted earnings per share in Won                193           157                 415              156

(23)  Dividends

      (a) Dividends for the years ended December 31, 2003 and 2000 are calculated as follow:

                                                      2003                     2002
                                    --------------------------------------  -----------
                                       Common      Preferred                  Common
                                       shares        shares       Total       shares
                                    -----------    ----------  -----------  -----------
Total number of share issued and
   outstanding                      294,401,300    97,304,564  391,705,864  292,361,125
Shares excluded (*)                 (29,873,359)            -  (29,873,359) (29,873,674)
                                   ------------    ----------  -----------  -----------
                                     64,527,941    97,304,564  361,832,505  262,487,451
Face value per share                      5,000         5,000        5,000        5,000
Dividend per share in Won
  (rate per share) (**)            W   600 (12%)   857(17.14%) 669 (13.38%)    600 (12%)
                                   ------------    ----------  -----------  -----------
Dividends in Won                   W    158,717        83,397      242,114      157,492
                                   ============    ==========  ===========  ===========

      (*) Dividends on shares held by subsidiaries as of December 31, 2003 and 2002 are not paid.

      (**) Dividends per share on preferred stock are weighted average amount and details are as follows:

                                          Number of      Dividends per      Dividend rate
                                            shares        share in Won      per share (%)   Dividends
                                         ----------      -------------      -------------   ---------
Redeemable preferred stock:
     Series 1                             9,316,792                270          5.40            2,518
     Series 2                             9,316,792                270          5.40            2,518
     Series 3                             9,316,792                270          5.40            2,518
     Series 4                             9,316,792                270          5.40            2,518
     Series 5                             9,316,793                270          5.40            2,518
     Series 6                             3,500,000             10,500         210.0           36,750
     Series 7                             2,433,334             11,190         223.8           27,229
     Series 8                                66,666             11,790         235.8              786
                                         ----------                                            -------
                                         52,583,961                                            77,355

Redeemable convertible preferred stock:

     Series 9                            44,720,603                135          2.70            6,042
                                         ----------                                            ------
                                         97,304,564                                            83,397
                                         ==========                                            ======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(23)  Dividends, Continued

      (b) Payout ratios for the years ended December 31, 2003 and 2002 are calculated as follows:

                                                                 2003                             2002
                                            ---------------------------------------------     -------------
                                                               Preferred
                                            Common shares       shares           Total        Common shares
                                            -------------      ---------        -------       -------------
Dividends in Won                            W     158,717         83,397        242,114             157,492
Net earning in Won                          W     278,830         83,397        362,227             603,931
                                            -------------                       -------             -------
Payout ratios (%)                                   56.92                         66.84               26.08
                                            =============                       =======             =======

      (c) Dividend yields on common shares for the years ended December 31, 2003 and 2002 are calculated as follows:

                                                        2003          2002
                                                     ----------      ------
Dividends per share in Won                           W      600         600
Stock price in Won at the balance sheet date             18,513      13,813
                                                     ----------      ------
Dividends yields (%)                                 W     3.24        4.34
                                                     ==========      ======

(24)  Statements of Cash Flows

      Significant transactions not involving cash inflows or outflows for the years ended December 31, 2003 and 2002 are as follows:

                                                                                2003           2002
                                                                             ----------       -------
Acquisition of investment securities accounted for by the equity method
     in exchange for the Company's shares                                    W  929,559             -
Changes in capital adjustments due to the equity method                          69,698       232,543
Changes in retained earnings due to the equity method                            10,848           510
Changes in unrealized gain on available-for-sale securities                         668           668
Stock options recorded as accounts receivable                                     5,241         2,361
Stock exchange                                                                      881            85
Amortization offseted to retained earnings due to accounting change                  20             -

(25)  Financial Performance

      Financial performance for the quarters ended December 31, 2003 and 2002 are as follows:

                                                               Quarter ended December
                                           Quarter ended              31, 2002
                                         December 31, 2003          (Unaudited)
                                         -----------------     ----------------------
Operating revenue                        W         142,131                    164,132
Operating income                                   107,347                    151,499
Net earnings                                       105,681                    170,403
Net earnings per share in Won                          166                        583

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(26)  Condensed Financial Statements of Subsidiaries

      (a)   Balance sheets

            Condensed balance sheets of subsidiaries as of December 31, 2003 and 2002 are as follows:

                                                              2003
                                     --------------------------------------------------------------
                                                                                Total stockholders'
          Subsidiaries               Total assets        Total liabilities            equity
------------------------------     ---------------       -----------------      -------------------
Shinhan Bank                       W    70,066,189            66,550,821             3,515,368
Chohung Bank                            59,227,864            57,289,224             1,938,640
Goodmorning Shinhan Securities           2,928,017             2,290,044               637,973
Shinhan Card                             1,778,191             1,620,555               157,636
Shinhan Capital                          1,153,907             1,051,683               102,224
Shinhan BNP Paribas ITMC                    47,461                 2,489                44,972
Jeju Bank                                1,785,961             1,682,328               103,633
SH&C Life Insurance                        114,012                87,970                26,042
e-Shinhan                                    3,924                   225                 3,699
Shinhan Macquarie                           11,255                 7,642                 3,613
Shinhan Credit Information                  13,588                 9,726                 3,862
                                   ---------------           -----------             ---------
                                   W   137,130,369           130,592,707             6,537,662
                                   ===============           ===========             =========

                                                                2002
                                    ---------------------------------------------------------------
                                                                                Total stockholders'
         Subsidiaries                Total assets        Total liabilities             equity
------------------------------      --------------       -----------------      -------------------
Shinhan Bank                        W   58,889,402            56,028,923             2,860,479
Goodmorning Shinhan Securities           1,570,244               982,268               587,976
Shinhan Card                             2,473,694             2,226,234               247,460
Shinhan Capital                            960,234               876,551                83,683
Shinhan BNP Paribas ITMC                    47,081                 1,918                45,163
Jeju Bank                                1,800,648             1,699,577               101,071
SH&C Life Insurance                         29,738                   478                29,260
e-Shinhan                                    5,758                   475                 5,283
Shinhan Macquarie                            3,503                 2,675                   828
Shinhan Credit Information                   3,931                   810                 3,121
                                    --------------            ----------             ---------
                                    W   65,784,233            61,819,909             3,964,324
                                    ==============            ==========             =========

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(26)  Condensed Financial Statements of Subsidiaries, Continued

      (b)   Statements of Earnings

            Condensed statements of earnings of subsidiaries for the years ended December 31, 2003 and 2002 are as follows:

                                                                    2003
                              -------------------------------------------------------------------------------
       Subsidiaries              Operating        Operating        Operating      Ordinary       Net earnings
                                  revenue          expense       income (loss)  income (loss)       (loss)
                              --------------      ----------     -------------  ------------     -------------
Shinhan Bank                  W    4,851,995       4,180,640           671,355       685,756           476,023
Chohung Bank                       5,425,189       6,107,050          (681,861)     (915,775)         (965,951)
Goodmorning Shinhan
     Securities (*)                  649,701         619,693            30,008        68,616            35,813
Shinhan Card                         431,863         506,606           (74,743)      (90,063)          (89,824)
Shinhan Capital                      145,355         116,084            29,271        22,565            15,755
Shinhan BNP
     Paribas ITMC (*)                 12,728          10,604             2,124         2,629             1,834
Jeju Bank                            137,162         137,005               157           727             4,751
SH&C life Insurance (*)               44,986          47,478            (2,492)       (3,369)           (3,369)
e-Shinhan                              1,714           3,361            (1,647)       (1,583)           (1,583)
Shinhan Macquarie (*)                 11,454           7,816             3,638         3,804             2,559
Shinhan Credit Information            25,557          24,309             1,248         1,096               741
                              --------------      ----------           -------      --------          --------
                              W   11,737,704      11,760,646           (22,942)     (225,597)         (523,251)
                              ==============      ==========           =======      ========          ========

      (*)   For the period from January 1, 2003 to December 31, 2003 reflected

                                                                    2002
                              -------------------------------------------------------------------------------
                                Operating        Operating         Operating      Ordinary       Net earnings
      Subsidiaries               revenue          expense        income (loss)  income (loss)       (loss)
-------------------------     --------------    ----------       -------------  ------------    -------------
Shinhan Bank                  W    4,821,339     3,888,932             932,407       842,993          595,866
Goodmorning Shinhan
     Securities (*)                  482,873       474,722               8,151        11,845           31,624
Shinhan Card (**)                    228,954       228,213                 741           798              504
Shinhan Capital                      152,314       139,302              13,012        10,988            7,635
Shinhan BNP
     Paribas ITMC (***)               12,773         6,312               6,461         6,066            4,605
Jeju Bank                            145,558       129,404              16,154        12,502           12,502
SH&C life Insurance (**)                 338         1,243                (905)         (905)            (905)
e-Shinhan                              2,529         3,776              (1,247)       (1,094)          (1,094)
Shinhan Macquarie (***)                5,127         5,405                (278)         (742)             281
Shinhan Credit
     Information (**)                  3,136         3,001                 135           162              121
                              --------------     ---------             -------       -------          --------
                              W    5,854,941     4,880,310             974,631       882,613          651,139
                              ==============     =========             =======       =======          =======

      (*)   For the period from April 1, 2002 to December 31, 2002

      (**)  For the period from date of inception to December 31, 2002

      (***) For the period from January 1, 2002 to December 31, 2002

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(27)  Financing and Operating Status of the Company and Subsidiaries

      The financing and operating status of the Company and its subsidiaries as of December 31, 2003 and 2002 are as follows:

      (a)   Financing

                                                                          2003
                                          -----------------------------------------------------------------
                                               Deposits         Borrowings    Debentures (*)        Total
                                          ---------------      -----------    --------------     ----------
The Company                               W             -          165,868         1,980,543      2,146,411
Shinhan Bank                                   41,991,839       10,621,963         9,115,997     61,729,799
Chohung Bank                                   40,030,091        5,711,922         6,424,165     52,166,178
Goodmorning Shinhan Securities                  1,032,769          657,838           161,000      1,851,607
Shinhan Card                                            -        1,318,182           259,991      1,578,173
Shinhan Capital                                         -          787,433           114,814        902,247
Jeju Bank                                       1,438,284           83,299            35,000      1,556,583
                                          ---------------       ----------        ----------    -----------
                                          W    84,492,983       19,346,505        18,091,510    121,930,998
                                          ===============       ==========        ==========    ===========

      (*)   Net of discounts on debentures

                                                                          2002
                                           ----------------------------------------------------------------
                                               Deposits         Borrowings    Debentures (*)         Total
                                           --------------      -----------    --------------     ----------
The Company                                W            -           36,012           732,030        768,042
Shinhan Bank                                   35,183,537       10,598,668         6,068,826     51,851,031
Goodmorning Shinhan Securities                    540,521          147,876           200,000        888,397
Shinhan Card                                            -          613,743         1,559,776      2,173,519
Shinhan Capital                                         -          702,570            72,912        775,482
Jeju Bank                                       1,414,150          106,252            35,000      1,555,402
                                           --------------       ----------         ---------     ----------
                                           W   37,138,208       12,205,121         8,668,544     58,011,873
                                           ==============       ==========         =========     ==========

      (*)   Net of discounts on debentures

(b)   Operating

                                                                          2003
                                          -----------------------------------------------------------------
                                                                               Cash and due
                                              Loans (*)       Securities        from bank            Total
                                          ---------------     ------------     ------------      ----------
The Company                               W     1,935,180        6,308,538            5,353       8,249,071
Shinhan Bank                                   47,783,925       15,592,202        2,697,780      66,073,907
Chohung Bank                                   42,701,666        9,208,341          548,249      52,458,256
Goodmorning Shinhan Securities                    397,354        1,020,131        1,154,647       2,572,132
Shinhan Card                                    1,058,667          682,841            3,886       1,745,394
Shinhan Capital                                   899,140           54,388           58,232       1,011,760
Shinhan BNP Paribas ITMC                              176              680           29,498          30,354
Jeju Bank                                       1,326,103          243,024           21,122       1,590,249
SH&C Life Insurance                                    44           38,650           38,511          77,205
e-Shinhan                                              36              107            2,160           2,303
Shinhan Macquarie                                       -                -            1,187           1,187
Shinhan Credit Information                              -                -            1,691           1,691
                                          ---------------       ----------        ---------     -----------
                                          W    96,102,291       33,148,902        4,562,316     133,813,509
                                          ===============       ==========        =========     ===========

      (*)   Net of allowance for loan losses and discounts

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(27)  Financing and Operating Status of the Company and Subsidiaries, Continued

                                                                          2002
                                          ----------------------------------------------------------------
                                                                            Cash and due from
                                               Loans (*)      Securities           bank              Total
                                          ---------------     -----------   -----------------    ----------
The Company                               W       765,281       3,991,863              10,613     4,767,757
Shinhan Bank                                   40,579,006      13,855,009           1,138,414    55,572,429
Goodmorning Shinhan Securities                    125,736         456,500             575,506     1,157,742
Shinhan Card                                    2,439,076               -                  15     2,439,091
Shinhan Capital                                   746,743          57,947              16,668       821,358
Shinhan BNP Paribas ITMC                              443          12,981              29,813        43,237
Jeju Bank                                       1,319,099         276,867               9,673     1,605,639
SH&C Life Insurance                                     -          14,728              13,327        28,055
e-Shinhan                                              51             382               3,718         4,151
Shinhan Macquarie                                       -               -                 169           169
Shinhan Credit Information                              -               -               1,398         1,398
                                          ---------------      ----------           ---------    ----------
                                          W    45,975,435      18,666,277           1,799,314    66,441,026
                                          ===============      ==========           =========    ==========

      (*)   Net of allowance for loan losses and discounts

(28)  Contribution of Subsidiaries to the Company's Net Earning

      Effects under the equity method on the Company's net earnings for the years ended December 31, 2003 and 2002 are as follows:

                                                                     2003                        2002
                                                           -----------------------      -----------------------
                                                             Amount      Ratio (%)         Amount     Ratio (%)
                                                           ---------     --------       ----------    ---------
   Valuation gain accounted for by the equity method on:
     Shinhan Bank                                          W 476,273       122.55       W  595,866        96.31
     Chohung Bank                                            (43,545)      (11.20)               -            -
     Goodmorning Shinhan Securities                            8,787         2.26             (749)       (0.12)
     Shinhan Card                                            (84,324)      (21.70)             504         0.08
     Shinhan Capital                                          26,204         6.74           13,429         2.17
     Shinhan BNP Paribas ITMC                                    917         0.24            3,961         0.64
     Jeju Bank                                                 5,189         1.33            6,683         1.08
     SH&C Life Insurance                                      (1,684)       (0.43)            (453)       (0.07)
     e-Shinhan                                                (1,166)       (0.30)            (806)       (0.13)
     Shinhan Macquarie                                         1,446         0.37              134         0.02
     Shinhan Credit Information                                  544         0.14              121         0.02
                                                             -------       ------          -------       -------
                                                             388,641       100.00          618,690       100.00
                                                                           ======                        ======
   Other income                                               98,210                        30,050
   Other expense                                            (124,624)                      (44,809)
                                                           ---------                    ----------
   Net earnings for year                                   W 362,227                    W  603,931
                                                           =========                    ==========

                       Shinhan Financial Group Co., Ltd.

                           December 31, 2003 and 2002

                              (In millions of Won)

(29)  Allowance for Loan Losses of the Company and its Subsidiaries

      Changes in allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 are as follows:

                                                       2003                                   2002
                                   -------------------------------------    -------------------------------------
                                   Beginning         Increase     Ending     Beginning      Increase      Ending
                                    balance         (decrease)    balance     balance      (decrease)     balance
                                   ----------       ----------   ---------   ----------    ---------     --------
The Company                        W     3,846           5,879       9,725        1,472        2,374        3,846
Shinhan Bank                           565,844         300,584     866,428      567,344       (1,500)     565,844
Chohung Bank                         1,604,607          81,743   1,686,350       82,609        4,833       87,442
Goodmorning Shinhan Securities
  (*) (**)                              87,442         (44,394)     43,048            -       96,074       96,074
Shinhan Card                            96,074          22,535     118,609      102,454      (68,667)      33,787
Shinhan Capital (*)                     33,787         (15,888)     17,899           25          (17)           8
Shinhan BNP Paribas ITMC                     8               6          14       26,952        2,366       29,318
Jeju Bank (*)                           29,318           5,952      35,270        1,472        2,374        3,846
SH&C Life Insurance                          -               1           1            -            -            -
e-Shinhan                                    1               7           8            -            1            1
Shinhan Macquarie                           22              76          98           21            1           22
Shinhan Credit Information                   -              36          36            -            -            -
                                   -----------         -------   ---------      -------       ------      -------
                                   W 2,420,949         356,537   2,777,486      780,877       35,465      816,342
                                   ===========         =======   =========      =======       ======      =======

      (*) Amounts include additional allowance for loan losses of W12,952 million and W13,019 million as of December 31, 2003 and December 31, 2002, respectively.

      (**) Beginning balance in 2002 was Good Morning Securities' allowance for loan losses as of March 31, 2002.

(30)  Effective Date for Financial Statements

      The accompanying non-consolidated financial statements are to be approved at the Board of Directors' meeting on February 24, 2004.

(31)  Economic Environment

      In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

                                                                      APPENDIX 4

            SHINHAN FINANCIAL GROUP CO., LTD.

            Non-Consolidated Financial Statements

            (Unaudited)

            June 30, 2004

            (With Independent Accountants' Review Report Thereon)

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

                  Based on a report originally issued in Korean

To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have reviewed the non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the "Company") as of June 30, 2004, the related non-consolidated statements of earnings and cash flows for the quarters and six months ended June 30, 2004 and 2003. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of earnings, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated January 30, 2004, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2003, presented for comparative purposes, is not different from that audited by us in all material respects.

The accompanying non-consolidated financial statements expressed in Korea Won have been translated into United States dollars solely for the convenience of the reader, on the basis set forth in Note 2(b) to the non-consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As described in Note 1(a) to the non-consolidated financial statements, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in the Company at W627,339 million (W21,000 per share), through after-hour block trading.

As described in Note 1(b) to the non-consolidated financial statements, the Company decided to acquire 18.85% of minority shares in Chohung Bank through tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with the resolution of extraordinary shareholders' meeting of Chohung Bank to be held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Company to each Chohung Bank share, on June 22, 2004. As a result, the Company's percentage of ownership was increased to 100% and Chohung Bank became wholly owned subsidiary of the Company. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Company, with 8,985,567 shares of common stock in the Company.

As described in Note 1(k) to the non-consolidated financial statements, on April 29, 2004, the Company decided to acquire 49% of total outstanding shares in Shinhan Credit Information Co., Ltd. from LSH Holdings LLC. As a result, the Company's percentage of ownership was increased to 100% and Shinhan Credit Information Co., Ltd. became wholly owned subsidiary of the Company.

As described in Note 4 to the non-consolidated financial statements, as of June 30, 2004, Shinhan Bank and Chohung Bank were holding loans (including securities and guarantees and acceptances) provided to SK Networks Co., Ltd., which has been controlled by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea, amounting to W367,257 million and W306,031 million, respectively. As regards to those loans, Shinhan Bank and Chohung Bank provided W43,636 million and W42,319 million of allowance for loan losses, respectively, as of June 30, 2004. Actual losses on those loans might differ materially from the management's assessments. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company for the equity method.

As described in Note 4 to the non-consolidated financial statements, as of June 30, 2004, Shinhan Bank and Chohung Bank were holding loans (including securities) provided to LG Card Co., Ltd., which has been controlled by creditor banks due to its liquidity crisis, in total amount of W273,517 million and W235,408 million, respectively. Actual losses on these loans and securities might differ materially from the management's assessments and the accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company for the equity method. In addition, Shinhan Bank and Chohung Bank provided W81,000 million and W73,400 million of additional capital, respectively, for the six months ended June 30, 2004, and converted W121,650 million and W110,250 million of loans, respectively, to equity shares on July 28, 2004.

As described in Note 12 to the non-consolidated financial statements, the Company recorded W2,088,179 million of assets (representing 23.1% of non-consolidated total assets) as of June 30, 2004 and W58,502 million of operating revenue (representing 10.6% of non-consolidated total operating revenue) for the six months ended June 30, 2004 through its related party transactions.

As described in Note 14(a) to the non-consolidated financial statements, on July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company's shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003. The acquisition of the shares was accounted for using the purchase method, and the acquisition cost of the shares and goodwill were W1,857,983 million and W840,244 million, respectively. Additionally, pursuant to the acquisition agreement, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable.

As described in Note 2(n) to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards (the "SKAS") No. 10, 12 and 13, effective from the first fiscal year beginning after December 31, 2003, while SKAS No. 15, "Equity Method of Accounting", has been adopted as of and for the six months ended June 30, 2004 with encouraged earlier application. Certain accounts of prior year's financial statements were reclassified to conform to the current year's presentation and these reclassifications did not result in any material change to reported net earnings or stockholders' equity.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.
Seoul, Korea
July 23, 2004

This report is effective as of July 23, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                        Shinhan Financial Group Co., Ltd.

                         NON-CONSOLIDATED BALANCE SHEETS

                       June 30, 2004 and December 31, 2003

               (In millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                              Won                      U.S. dollars (note 2)
                                                  ----------------------------     ----------------------------
                                                      2004             2003            2004              2003
                                                  ------------       ---------     ------------       ---------
        Assets

Cash and due from bank (notes 3 and 12)          W       7,983           5,353     $      6,927           4,645
Securities (note 4)                                  6,962,491       6,308,538        6,041,207       5,473,786
Loans (notes 5, 12 and 13)                           2,043,702       1,935,180        1,773,277       1,679,115
Fixed assets (note 6)                                    1,891           2,020            1,641           1,752
Other assets (notes 7, 12 and 13)                       30,720          43,339           26,655          37,604
                                                 -------------       ---------     ------------       ---------
                                                 W   9,046,787       8,294,430     $  7,849,707       7,196,902
                                                 =============       =========     ============       =========

      Liabilities and Stockholders' equity

Liabilities:
   Borrowings (notes 8 and 13)                   W     274,150         165,868     $    237,874         143,920
   Debentures (notes 9 and 13)                       2,080,227       1,980,543        1,804,969       1,718,475
   Retirement and severance benefits (note 10)             102               -               88               -
   Other liabilities (notes 11 and 13)                  26,499          30,464           22,993          26,433
                                                 -------------       ---------     ------------       ---------
             Total liabilities                       2,380,978       2,176,875        2,065,924       1,888,828

Stockholders' equity:
   Capital stock of W5,000 par value (note 15)       2,031,942       1,958,530        1,763,074       1,699,375
     Common stock
       Authorized - 1,000,000,000 shares
       Issued -       309,083,890 shares in 2004
                      294,401,300 shares in 2003
     Preferred stock
       Issued -        97,304,564 shares
   Capital surplus                                   3,537,940       3,316,380        3,069,796       2,877,553
   Retained earnings (note 16)                       1,041,145         866,398          903,380         751,755
   Capital adjustments (notes 4 and 17)                 54,782         (23,753)          47,533         (20,609)
                                                 -------------       ---------     ------------       ---------
             Total stockholders' equity              6,665,809       6,117,555        5,783,783       5,308,074


Commitments and contingencies (note 14)          -------------       ---------     ------------       ---------
                                                 W   9,046,787       8,294,430     $  7,849,707       7,196,902
                                                 =============       =========     ============       =========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                     NON-CONSOLIDATED STATEMENTS OF EARNINGS

          For the quarters and six months ended June 30, 2004 and 2003

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

                                   (Unaudited)

                                                                         Won                             U.S. dollars (note 2)
                                                 --------------------------------------------------    -------------------------
                                                       Quarter ended            Six months ended        Quarter       Six months
                                                          June 30,                  June 30,             ended          ended
                                                  -----------------------     ---------------------     June 30,       June 30,
                                                    2004           2003         2004         2003         2004           2004
                                                  ---------       -------     --------      -------    -----------    ---------
Operating revenue:
   Gain from equity method                      W   332,749        88,280      491,697      182,870    $   288,719      426,635
       (notes 4 and 25)
   Interest income (note 12)                         29,569        27,023       58,502       42,280         25,656       50,761
   Other                                                185             -            -            -            161            -
                                                -----------       -------      -------      -------    -----------      -------
                                                    362,503       115,303      550,199      225,150        314,536      477,396

Operating expense:
   Loss from equity method                              629        39,229        4,049       69,097            546        3,513
       (notes 4 and 25)
   Interest expense                                  31,305        25,349       61,671       39,635         27,163       53,510
   Fees and commission                                   19            27           71           29             16           62
   General and administrative expenses                6,804         5,865       15,404       12,981          5,903       13,366
                                                -----------       -------      -------      -------    -----------      -------
                                                     38,757        70,470       81,195      121,742         33,628       70,451
                                                -----------       -------      -------      -------    -----------      -------
Operating income                                    323,746        44,833      469,004      103,408        280,908      406,945

Non-operating income (expense):
  Foreign currency related gain (loss), net              (1)            -            -            3             (1)           -
  Loss from disposition of securities
       accounted for by equity method                     -          (166)           -         (166)             -            -
  Donation                                               (9)          (16)         (12)         (19)            (8)         (10)
  Other, net                                            106         1,338          466         (803)            92          404
                                                -----------       -------      -------      -------    -----------      -------
                                                         96         1,156          454         (985)            83          394
                                                -----------       -------      -------      -------    -----------      -------
Earnings before income taxes                        323,842        45,989      469,458      102,423        280,991      407,339

Income taxes (note 20)                                    -             -            -            -              -            -

                                                -----------       -------      -------      -------    -----------      -------

Net earnings                                    W   323,842        45,989      469,458      102,423    $   280,991      407,339
                                                ===========       =======      =======      =======    ===========      =======
Ordinary income and net earnings
   per share in Won and U.S. dollars
   (note 21)                                    W       998           157        1,397          350    $      0.87         1.21

                                                ===========       =======      =======      =======    ===========      =======
Diluted ordinary income and
   net earnings per share
   in Won and U.S. dollars (note 21)            W       878             -        1,236            -    $      0.76         1.07

                                                ===========       =======      =======      =======    ===========      =======

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

          For the quarters and six months ended June 30, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                         Won                             U.S. dollars (note 2)
                                                  -------------------------------------------------    -------------------------
                                                       Quarter ended            Six months ended        Quarter       Six months
                                                          June 30,                  June 30,             ended          ended
                                                  -----------------------     ---------------------     June 30,       June 30,
                                                    2004            2003        2004         2003         2004          2004
                                                  ---------       -------     --------     --------    ----------     ----------
Cash flows from operating activities:

  Net earnings                                    W 323,842        45,989      469,458      102,423    $  280,991      407,339

  Adjustments to reconcile net earnings
     to net cash provided by (used in)
     operating activities:

     Gain from equity method, net                  (332,120)      (49,051)    (487,648)    (113,773)     (288,173)    (423,122)
     Provision for retirement and severance              53             -          106            -            46           92
         benefit
     Depreciation expense                               160           126          310          232           139          269
     Amortization expense                                28            27           55           54            24           48
     Bad debt expense                                  (185)        2,032          545        6,148          (160)         473
     Interest expense                                   798           601        1,570        1,084           692        1,362
     Loss from disposition of securities                  -           166            -          166             -            -
         accounted for by equity method
     Stock compensation cost                         (1,292)          315         (937)         570        (1,121)        (813)
     Decrease (increase) in other assets              9,702        (4,909)       9,401      (12,690)        8,418        8,157
     Increase (decrease) in other liabilities        (5,467)         (282)      (4,335)       6,911        (4,744)      (3,762)
     Retirement and severance benefit paid                -             -          (90)         (35)            -          (78)
     Decrease in deposit for severance                    -             3           86           25             -           75
         benefit insurance
     Other, net                                           -          (336)          (2)         (70)            -           (2)
                                                  ---------       -------     --------     --------      --------     --------
        Net cash used in operating activities        (4,481)       (5,319)     (11,481)      (8,955)       (3,888)      (9,962)

Cash flows from investing activities:

  Cash provided by investing activities:

     Dividends received                               3,730             -      256,536      185,896         3,237      222,591
     Disposition of securities accounted                  -         1,529            -        1,529             -            -
         for by the equity method
     Decrease in loans                               40,000             -            -            -        34,707            -
     Disposition of fixed assets                          -            29            -           29             -            -
                                                  ---------       -------     --------     --------      --------     --------
                                                     43,730         1,558      256,536      187,454        37,944      222,591

                        Shinhan Financial Group Co., Ltd.

          For the quarters and six months ended June 30, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                         Won                               U.S. dollars (note 2)
                                                   -------------------------------------------------      -----------------------
                                                       Quarter ended            Six months ended           Quarter     Six months
                                                          June 30,                  June 30,                ended        ended
                                                   ----------------------     ----------------------       June 30,     June 30,
                                                    2004            2003        2004         2003            2004        2004
                                                   --------       -------     --------     ---------      ----------   ----------
Cash used in investing activities:

     Purchase of securities accounted
       for by the equity method                     (96,979)            -      (96,979)            -       (84,147)     (84,147)
     Increase in loans                               (3,140)     (410,000)    (113,140)   (1,230,000)       (2,725)     (98,169)
     Purchases of fixed assets                         (123)         (609)        (235)         (651)         (107)        (204)
     Increase in other assets                           (83)       (4,614)        (797)       (4,703)          (72)        (691)
                                                 ----------      --------     --------    ----------       -------     --------
                                                   (100,325)     (415,223)    (211,151)   (1,235,354)      (87,051)    (183,211)
                                                 ----------      --------     --------    ----------       -------     --------
    Net cash provided by (used in)
       investing activities                         (56,595)     (413,665)      45,385    (1,047,900)      (49,106)      39,380

Cash flows from financing activities:

  Cash provided by financing activities:

     Increase in borrowings                          15,000        30,000      111,000       330,000        13,015       96,312
     Increase in debentures                          50,000       480,000      100,000       900,000        43,384       86,768
                                                 ----------      --------     --------    ----------       -------     --------
                                                     65,000       510,000      211,000     1,230,000        56,399      183,080

  Cash used in financing activities:

     Issuance cost on debentures paid                  (230)       (1,451)        (528)       (2,781)         (200)        (458)
     Dividends paid                                (212,793)     (126,365)    (241,746)     (156,873)     (184,636)    (209,758)
                                                 ----------      --------     --------    ----------       -------     --------
                                                   (213,023)     (127,816)    (242,274)     (159,654)     (184,836)    (210,216)
                                                 ----------      --------     --------    ----------       -------     --------
        Net cash provided by
          (used in) financing activities           (148,023)      382,184      (31,274)    1,070,346      (128,437)     (27,136)
                                                 ----------      --------     --------    ----------       -------     --------
Net increase(decrease) in cash and cash
    equivalents                                    (209,099)      (36,800)       2,630        13,491      (181,431)       2,282

Cash and cash equivalents
     at beginning of period                         217,082        60,904        5,353        10,613       188,358        4,645
                                                 ----------      --------     --------    ----------       -------     --------
Cash and cash equivalents
     at end of period                            W    7,983        24,104        7,983        24,104         6,927        6,927
                                                 ==========      ========     ========    ==========       =======     ========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)

(1) General Description of the Company

    Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

    On September 16, 2003, the Company's American depository shares were listed on the New York Stock Exchange.

    As of June 30, 2004, the Company has 11 subsidiaries and its capital stock consists of W1,545,419 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:

    (a) Shinhan Bank

        Shinhan Bank was established on September 15, 1981 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust operations. Shinhan Bank operates through 369 branches and 169 automated teller machine locations and its capital stock amounts to W1,224,034 million as of June 30, 2004.

        Additionally, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in the Company at W627,339 million (W21,000 per share), through after-hour block trading.

    (b) Chohung Bank

        Chohung Bank was established on October 1, 1943 under the General Banking Act of the Republic of Korea through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 450 domestic branches, 82 depositary offices and 6 overseas branches and its capital stock amounts to W3,595,592 million as of June 30, 2004.

        On July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, the Company's percentage of ownership increased to 81.15% through additional equity acquisition at W200,000 million on December 30, 2003.

        Additionally, the Company decided to acquire 18.85% of minority shares in Chohung Bank through tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with the resolution of extraordinary shareholders' meeting of Chohung Bank to be held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Company to each Chohung Bank share, on June 22, 2004. As a result, the Company's percentage of ownership was increased to 100% and Chohung Bank became wholly owned subsidiary of the Company. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Company, with 8,985,567 shares of common stock in the Company.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(1) General Description of the Company, Continued

    (c) Goodmorning Shinhan Securities Co., Ltd.

        Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. On June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholders and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company, and renamed to Goodmorning Shinhan Securities. As of June 30, 2004, it operates through 79 branches and its capital stock amounts to W796,998 million (including W19,117 million of preferred stocks).

    (d) Shinhan Card Co., Ltd.

        Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of June 30, 2004, Shinhan Card holds 2.88 million of franchise accounts and 2.31 million of credit card holders, and its capital stock amounts to W152,847 million.

    (e) Shinhan Capital Co., Ltd.

        Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as of June 30, 2004 amounts to W80,000 million.

    (f) Shinhan BNP Paribas Investment Trust Management Co., Ltd.

        On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Additionally, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares - 1 share) of Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC, to BNP Paribas Asset Management Group. Its capital stock as of June 30, 2004 amounts to W40,000 million.

    (g) Jeju Bank

        Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of subsidiaries of the Company through acquiring a 51% share from the KDIC. Additionally, the Company's percentage of ownership increased to 62% with the acquisition of additional common shares at W20,177 million on July 5, 2002 and its capital stock as of June 30, 2004 amounts to W77,644 million.

    (h) SH&C Life Insurance Co., Ltd.

        SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established in October 1, 2002 to engage in insurance business and other related business. Its capital stock as of June 30, 2004 amounts to W30,000 million.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(1) General Description of the Company, Continued

    (i) e-Shinhan Inc.

        e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock as of June 30, 2004 amounts to W2,820 million.

    (j) Shinhan Macquarie Financial Advisory Co., Ltd.

        Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock as of June 30, 2004 amounts to W1,000 million.

    (k) Shinhan Credit Information Co., Ltd.

        Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as wholly owned subsidiary of the Company to engage in the business of debt collection services and credit research. Its capital stock as of June 30, 2004 amounts to W3,000 million.

        On April 29, 2004, the Company decided to acquire 49% of total outstanding shares in Shinhan Credit Information from LSH Holdings LLC. As a result, the Company's percentage of ownership was increased to 100% and Shinhan Credit Information will become wholly owned subsidiary of the Company.

    Ownerships of the Company's subsidiaries as of June 30, 2004 and December 31, 2003 are as follows:

                                                                   2004                          2003
                                                         ---------------------------   ---------------------------
                                                                           Ownership                    Ownership
                                                          Number of       Percentage    Number of       Percentage
  Investor                    Investee                     shares            (%)         shares            (%)
-----------       ------------------------------         -----------      ----------   -----------      ----------
The Company       Shinhan Bank                           244,806,782         100.0     244,806,782         100.0
                  Chohung Bank                           719,118,429         100.0     583,570,144          81.2
                  Goodmorning Shinhan Securities          94,084,384 (*)      59.4      94,084,384 (*)      59.4
                  Shinhan Card                            30,569,400         100.0      30,569,400         100.0
                  Shinhan Capital                         16,000,000         100.0      16,000,000         100.0
                  Shinhan BNP Paribas ITMC                 4,000,001          50.0       4,000,001          50.0
                  Jeju Bank                                9,692,369          62.4       9,692,369          62.4
                  SH&C Life Insurance                      3,000,001          50.0       3,000,001          50.0
                  e-Shinhan                                  415,495          73.7         415,495          73.7
                  Shinhan Macquarie                          102,000          51.0         102,000          51.0
                  Shinhan Credit Information                 600,000         100.0         306,000          51.0
Shinhan Bank      The Company                                      -             -      29,873,359 (**)     10.2
Chohung Bank      The Company                              8,985,567           2.9               -             -

(*)  1,047,213 shares of treasury stock were considered.

(**) Preferred stocks are excluded and 10.2% (29,873,295 shares) of shares in Shinhan Bank were sold at W627,339 million (W21,000 per share) on March 3, 2004 through after-hour block trading.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

    (a) Basis of Financial Statements Presentation

        The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

        The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

    (b) Basis of Financial Statements Translation

        The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,152.50 to US$1, the basic exchange rate on June 30, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

    (c) Allowance for Loan Losses

        Allowance for loan losses is provided to cover estimated losses on loans, based on past experience of collection and analysis of the collectibility of individual outstanding loans.

    (d) Investments in Securities

        Debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

        Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

    (e) Investment Securities Accounted for by the Equity Method

        Investments in affiliated companies with the Company's ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

        Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles. Goodwill (negative goodwill) is amortized by the straight-line method over a reasonable period, generally less than 20 years. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

        Under the equity method, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

        For the equity method, the Company applies its own criteria in providing allowances for loan losses of its affiliated companies. Accordingly, additional allowances provided for the quarter ended June 30, 2004 for Chohung Bank and Jeju Bank amount to W32,390 million and W1,143 million, respectively, by the equity method.

    (f) Fixed Assets

        i) Tangible Assets

           Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

           The depreciation method and useful lives of tangible assets are as follows:

       Descriptions                             Depreciation Method                 Useful Lives
       ------------                             -------------------                 ------------
Vehicles                                         Declining-balance                    5 years
Furniture, fixtures and other                           "                                 "
Leasehold improvement                              Straight-line                          "

        ii) Intangible Assets

            Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (g) Discounts on Debentures

        Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures, are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

    (h) Income Taxes

        Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

        Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

        A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

    (i) Retirement and Severance Benefits

        Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

    (j) Translation of Foreign Currency Denominated Assets and Liabilities

        Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,152.50 and W1,197.80 to US$1, the rate of exchange on June 30, 2004 and December 31, 2003, respectively, that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (k) Stock Options

        The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

    (l) Contingent Liabilities

        Contingent losses are generally recognized as a liability when probable and reasonably estimable.

    (m) Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

    (n) Adoption of New Accounting Standards

        The Company has adopted Statements of Korea Accounting Standards (the "SKAS") No. 10, 12 and 13, effective from the first fiscal year beginning after December 31, 2003, while SKAS No. 15, "Equity Method of Accounting", has been adopted as of and for the six months ended June 30, 2004 with encouraged earlier application. Certain accounts of prior year's financial statements were reclassified to conform to the current year's presentation and these reclassifications did not result in any material change to reported net earnings or stockholders' equity.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(3) Cash and Due from Banks

    As of June 30, 2004 and December 31, 2003, W2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts.

(4) Securities

    Securities as of June 30, 2004 and December 31, 2003 solely consists of investment securities accounted for by the equity method and details are as follows:

                                                            (in millions of Won)

                                                                       2004
                                   ----------------------------------------------------------------------------
                                                   Acquisition
                                                       and       Equity
          Subsidiaries               Beginning      dividend,    method      Retaind      Capital       Ending
                                      balance          net     gain (loss)  earninges   adjustments    balance
------------------------------     ------------     ---------  ----------   ---------   ----------    ---------
Shinhan Bank                       W  3,515,618     (244,807)    316,781        (618)      30,512     3,617,486
Chohung Bank                          1,887,328     (138,409)    147,403       1,851      251,373     2,426,364
Goodmorning Shinhan Securities          546,872            -      10,692     (53,800)      50,725       554,489
Shinhan Card                            163,136            -      (3,629)          -            -       159,507
Shinhan Capital                         105,448       (8,000)     13,547           -        1,073       112,068
Shinhan BNP Paribas ITMC                 22,486       (2,000)      1,105           -           40        21,631
Jeju Bank                                48,092            -         956         (38)        (246)       48,764
SH&C Life Insurance                      13,021            -        (142)          -          506        13,385
e-Shinhan                                 2,725            -        (278)          -            -         2,447
Shinhan Macquarie                         1,843       (1,730)         11           8            -           132
Shinhan Credit Information                1,969        1,529       1,202           -        1,518         6,218
                                   ------------     --------     -------     -------      -------     ---------
                                   W  6,308,538     (116,599)    487,648     (52,597)     335,501     6,962,491
                                   ============     ========     =======     =======      =======     =========

    As of June 30, 2004, Shinhan Bank and Chohung Bank were holding loans (including securities and guarantees and acceptances) provided to SK Networks Co., Ltd., which has been controlled by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea, amounting to W367,257 million and W306,031 million, respectively. As regards to those loans, Shinhan Bank and Chohung Bank provide W43,636 million and W42,319 million of allowance for loan losses, respectively, as of June 30, 2004. Actual losses on those loans may differ materially from the management's assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method.

    Additionally, as of June 30, 2004, Shinhan Bank and Chohung Bank are holding loans (including securities) provided to LG Card Co., Ltd., which has been controlled by creditor banks due to its liquidity crisis, in total amount of W273,517 million and W235,408 million, respectively. Actual losses on these loans and securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method. In addition, Shinhan Bank and Chohung Bank provided W81,000 million and W73,400 million of additional capital, respectively, for the six months ended June 30, 2004, and converted W121,650 million and W110,250 million of loans, respectively, to equity shares on July 28, 2004.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(4) Securities, Continued

      The changes in goodwill (negative goodwill) for the six months ended June 30, 2004 are as follows:

                                                       (in millions of Won)
                                     Beginning        Increase      Amortization      Ending
                                      balance        (decrease)      (reversal)       balance
                                   -------------     ---------      -------------     -------
Chohung Bank                       W     846,751             -         30,956         815,795
Goodmorning Shinhan Securities           144,538             -          8,502         136,036
Jeju Bank                                 (6,276)            -           (379)         (5,897)
                                   -------------     ---------         ------         -------
                                   W     985,013             -         39,079         945,934
                                   =============     =========         ======         =======

      The market values of the shares of Goodmorning Shinhan Securities and Jeju Bank owned by the Company are W277,549 million and W 30,046 million, respectively, as of June 30, 2004(W2,950 and W3,100 per share, respectively).

                                                                             (in millions of Won)
                                                                                     2003
                                                 ---------------------------------------------------------------------------------
                                                                  Acquisition
                                                                      and         Equity
                                                   Beginning        dividend,     method       Retained     Capital       Ending
       Subsidiaries                                 balance           net       gain (loss)    earnings    adjustments    balance
------------------------------                   --------------   -----------   ----------     --------    -----------   ---------
Shinhan Bank                                    W     3,043,952      (182,592)     476,273          937      177,048     3,515,618
Chohung Bank (*)                                              -     2,057,983      (43,545)         621     (127,731)    1,887,328
Goodmorning Shinhan Securities                          531,566             -        8,787      (12,342)      18,861       546,872
Shinhan Card                                            247,460             -      (84,324)           -            -       163,136
Shinhan Capital                                          76,458             -       26,204            -        2,786       105,448
Shinhan BNP Paribas ITMC                                 22,581        (1,000)         917          (37)          25        22,486
Jeju Bank                                                46,692        (2,423)       5,189            -       (1,366)       48,092
SH&C Life Insurance                                      14,630             -       (1,684)           -           75        13,021
e-Shinhan                                                 3,892             -       (1,166)          (1)           -         2,725
Shinhan Macquarie                                           423             -        1,446          (26)           -         1,843
Shinhan Credit Information                                3,121        (1,696)         544            -            -         1,969
                                                ---------------     ---------      -------      -------       ------     ---------
                                                W     3,990,775     1,870,272      388,641      (10,848)      69,698     6,308,538
                                                ===============     =========      =======      =======       ======     =========

      The changes in goodwill (negative goodwill) for the year ended December 31, 2003 are as follows:

                                                         (in millions of Won)
                                          Beginning        Increase   Amortization     Ending
                                           balance        (decrease)   (reversal)      balance
                                        -------------    -----------   ----------      -------
Chohung Bank                            W           -    (*) 866,757       20,006      846,751
Goodmorning Shinhan Securities                161,542              -       17,004      144,538
Jeju Bank                                      (7,034)             -         (758)      (6,276)
                                        -------------    -----------       ------      -------
                                        W     154,508        866,757       36,252      985,013
                                        =============    ===========       ======      =======

      (*) W26,513 million of additional goodwill through additional equity acquisition were included.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(5) Loans

      (a) Loans as of June 30, 2004 and December 31, 2003 consist of the following:

                                                (in millions of Won and thousands of U.S. dollars)
                                                      Won                        U.S. dollars (Note 2)
                                       ---------------------------------     ------------------------------
                                             2004                 2003             2004             2003
                                       -----------------       ---------     --------------       ---------
Loans in Won                           W       1,747,200       1,637,200     $    1,516,009       1,420,564
Loans in foreign currencies                      103,632         107,705             89,919          93,453
Privately placed bonds                           203,140         200,000            176,260         173,536
                                       -----------------       ---------     --------------       ---------
                                               2,053,972       1,944,905          1,782,188       1,687,553
Less: allowance for loan losses                  (10,270)         (9,725)            (8,911)         (8,438)
                                       -----------------       ---------     --------------       ---------
                                       W       2,043,702       1,935,180     $    1,773,277       1,679,115
                                       =================       =========     ==============       =========

      (b) Details of loans as of June 30, 2004 and December 31, 2003 are as follows:

                                                                                        (in millions of Won)
                                          Borrower              Interest rate (%)       2004               2003
                                          --------              -----------------  ---------------       ---------
Loans in Won                          Shinhan Card                 4.83~6.28       W     1,150,000       1,100,000
          "                           Shinhan Capital              4.83~8.12               597,200         537,200
                                                                                   ---------------       ---------
                                                                                         1,747,200       1,637,200
Loans in foreign currencies           Shinhan Capital            Libor+0.9~1.2             103,632         107,705
Privately placed bonds                Shinhan Bank                   7.42                   50,000          50,000
          "                           Goodmorning                    6.23                  130,000         130,000
                                      Shinhan Securities
          "                           Jeju Bank                      8.14                   23,140          20,000
                                                                                   ---------------       ---------
                                                                                           203,140         200,000
                                                                                   ---------------       ---------
                                                                                         2,053,972       1,944,905
Less: allowance for loan losses                                                            (10,270)         (9,725)
                                                                                   ---------------       ---------
                                                                                   W     2,043,702       1,935,180
                                                                                   ===============       =========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(5) Loans, Continued

(c) The maturities of loans as of June 30, 2004 and December 31, 2003 are as follows:

                                                                   (in millions of Won)
                                                                       Loans
                                                     Loans          in foreign   Privately
         At June 30, 2004                            in Won         currencies  placed bonds     Total
------------------------------------             --------------     ----------  ------------   ---------
Due in 3 months or less                          W      100,000            -      130,000        230,000
Due in 6 months or less                                  97,200            -            -         97,200
Due after 6 months through 12 months                    340,000       34,575            -        374,575
Due after 1 years through 3 years                       930,000       69,057        3,140      1,002,197
Thereafter                                              280,000            -       70,000        350,000
                                                 --------------      -------      -------      ---------
                                                 W    1,747,200      103,632      203,140      2,053,972
                                                 ==============      =======      =======      =========

                                                                   (in millions of Won)
                                                                      Loans
                                                      Loans         in foreign   Privately
      At December 31, 2003                           in Won         currencies  placed bonds     Total
------------------------------------             --------------     ----------  ------------   ---------
Due in 3 months or less                          W            -            -            -              -
Due in 6 months or less                                  90,000            -            -         90,000
Due after 6 months through 12 months                     97,200            -      130,000        227,200
Due after 1 years through 3 years                     1,220,000      107,705            -      1,327,705
Thereafter                                              230,000            -       70,000        300,000
                                                 --------------      -------      -------      ---------
                                                 W    1,637,200      107,705      200,000      1,944,905
                                                 ==============      =======      =======      =========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(6) Fixed Assets

      Fixed assets as of June 30, 2004 and December 31, 2003 consist of the following:

                                           (in millions of Won and thousands of U.S. dollars)
                                                       Won               U.S. dollars (Note 2)
                                            ------------------------     --------------------
                                                2004           2003       2004          2003
                                            ------------      ------     -------      ------
Property and equipment:
   Vehicles                                 W        405         391     $   351         339
   Furniture and fixtures                          1,126         993         977         862
   Leasehold improvement and other                 1,479       1,404       1,283       1,218
                                            ------------      ------     -------      ------
                                                   3,010       2,788       2,611       2,419
Less: accumulated depreciation                    (1,493)     (1,182)     (1,295)     (1,026)
                                            ------------      ------     -------      ------
                                                   1,517       1,606       1,316       1,393
Intangible assets:
   Other                                             374         414         325         359
                                            ------------      ------     -------      ------
                                            W      1,891       2,020     $ 1,641       1,752
                                            ============      ======     =======      ======

      As of June 30, 2004, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(7) Other Assets

      Other assets as of June 30, 2004 and December 31, 2003 consist of the following:

                                           (in millions of Won and thousands of U.S. dollars)
                                                       Won               U.S. dollars (Note 2)
                                            ------------------------     --------------------
                                                2004           2003       2004          2003
                                            ------------      ------     -------      ------
Guarantee deposits paid                     W      7,840       7,840     $ 6,803       6,803
Accounts receivable                                7,317       7,612       6,349       6,605
Accrued income                                    11,234      11,334       9,747       9,834
Advance payments                                      10          10           9           9
Prepaid expenses                                   1,506       1,667       1,307       1,446
Prepaid income taxes                               1,008      13,867         874      12,032
Other                                              1,805       1,009       1,566         875
                                            ------------      ------     -------      ------
                                            W     30,720      43,339     $26,655      37,604
                                            ============      ======     =======      ======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(8) Borrowings

      (a) Borrowings as of June 30, 2004 and December 31, 2003 consist of the following:

                                           (in millions of Won and thousands of U.S. dollars)
                                                       Won               U.S. dollars (Note 2)
                                            ------------------------     --------------------
                                                2004           2003        2004        2003
                                            ------------      ------     -------      ------
Borrowings in Won                           W    205,000      94,000     $177,874     81,562
Borrowings in foreign currencies                  69,150      71,868       60,000     62,358
                                            ------------     -------     --------    -------
                                            W    274,150     165,868     $237,874    143,920
                                            ============     =======     ========    =======

      (b) The maturities of borrowings as of June 30, 2004 and December 31, 2003 are as follows:

                                                    (in millions of Won)
                                                            Borrowings
                                             Borrowings     in foreign
      At June 30, 2004                        in Won        currencies     Total
-----------------------------------         ------------    ----------    -------
Due in 3 months or less                     W    100,000           -      100,000
Due in 6 months or less                          105,000           -      105,000
Due after 6 months through 12 months                   -      34,575       34,575
Due after 1 years through 3 years                      -      34,575       34,575
Thereafter                                             -           -            -
                                            ------------      ------      -------
                                            W    205,000      69,150      274,150
                                            ============      ======      =======

                                                    (in millions of Won)
                                                            Borrowings
                                             Borrowings     in foreign
   At December 31, 2004                        in Won       currencies     Total
-----------------------------------         ------------    ----------    -------
Due in 3 months or less                     W          -           -            -
Due in 6 months or less                           90,000           -       90,000
Due after 6 months through 12 months               4,000           -        4,000
Due after 1 years through 3 years                      -      71,868       71,868
Thereafter                                             -           -            -
                                            ------------      ------      -------
                                            W     94,000      71,868      165,868
                                            ============      ======      =======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(9) Debentures

      (a) Debentures as of June 30, 2004 and December 31, 2003 consist of the following:

                                                   (in millions of Won and thousands of U.S. dollars)
                                                          Won                          U.S. dollars (Note 2)
                                            ------------------------------        --------------------------
                                                2004               2003               2004            2003
                                            ------------         ---------        -------------     ---------
Korean Won debentures                       W  2,050,000         1,950,000        $   1,778,742     1,691,974
Foreign currency debentures                       34,575            35,934               30,000        31,179
                                            ------------         ---------        -------------     ---------
                                               2,084,575         1,985,934            1,808,742     1,723,153
Less: discounts on debentures                     (4,348)           (5,391)              (3,773)       (4,678)
                                            ------------         ---------        -------------     ---------
                                            W  2,080,227         1,980,543        $   1,804,969     1,718,475
                                            ============         =========        =============     =========

      (b) The maturities of debentures as of June 30, 2004 and December 31, 2003 are as follows:

                                                        (in millions of Won)
                                             Korean Won       Foreign currency
        At June 30, 2004                     debentures          debentures        Total
------------------------------------        ------------      ---------------    ---------
Due in 3 months or less                          130,000               -           130,000
Due in 6 months or less                     W    100,000               -           100,000
Due after 6 months through 12 months             340,000               -           340,000
Due after 1 years through 3 years              1,300,000          34,575         1,334,575
Thereafter                                       180,000               -           180,000
                                            ------------          ------         ---------
                                            W  2,050,000          34,575         2,084,575
                                            ============          ======         =========

                                                         (in millions of Won)
                                             Korean Won       Foreign currency
        At December 30, 2004                 debentures          debentures        Total
------------------------------------        ------------      ---------------    ---------
Due in 3 months or less                     W          -               -                 -
Due in 6 months or less                                -               -                 -
Due after 6 months through 12 months             230,000               -           230,000
Due after 1 years through 3 years              1,590,000          35,934         1,625,934
Thereafter                                       130,000               -           130,000
                                            ------------          ------         ---------
                                            W  1,950,000          35,934         1,985,934
                                            ============          ======         =========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(10) Retirement and Severance Benefits

      Changes in retirement and severance benefits for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

                                                         (in millions of Won and thousands of U.S. dollars)
                                                                  Won                  U.S. dollars (Note 2)
                                                        ------------------------       -------------------
                                                          2004             2003          2004         2003
                                                        ---------          ----        ---------      ----
Estimated severance liability at beginning of period    W     530           570        $     460       495
Provision                                                     106           140               92       121
Payment                                                       (90)         (180)             (78)     (156)
                                                        ---------          ----        ---------      ----
Estimated severance liability at end of period                546           530              474       460
Less: deposits for severance benefit insurance               (444)         (530)            (386)     (460)
                                                        ---------          ----        ---------      ----
Net balance at end of period                            W     102             -        $      88         -
                                                        =========          ====        =========      ====

(11) Other Liabilities

      Other liabilities as of June 30, 2004 and December 31, 2003 consist of the following:

                                                         (in millions of Won and thousands of U.S. dollars)
                                                                  Won                  U.S. dollars (Note 2)
                                                        ------------------------       -------------------
                                                          2004             2003          2004          2003
                                                        ---------          ----        ---------       ----
Withholding taxes                                       W     230          1,176       $     199       1,021
Dividends payable                                           1,296            928           1,125         805
Accounts payable                                           14,097         14,492          12,232      12,574
Accrued expenses                                           10,782         12,189           9,355      10,576
Unearned revenue                                               94          1,679              82       1,457
                                                        ---------         ------       ---------      ------
                                                        W  26,499         30,464       $  22,993      26,433
                                                        =========         ======       =========      ======

                      Shinhan Financial Group Co., Ltd.

                                June 30, 2004

                                 (Unaudited)

(12) Related Party Transactions

(a) Details of transactions

      Significant transactions with the related parties for the quarters ended six months ended June 30, 2004 and 2003 are as follows:

                                                                        (in millions of Won)

                                                                    Quarter          Six months
                                                                 ended June 30,    ended June 30,
                                                                 -------------     -------------
  Revenue earned      Expense incurred        Account             2004   2003       2004   2003
-------------------- ------------------- -------------------    ------- ------     ------  -----
The Company          Shinhan Bank        Interest income        W 1,341  1,148      2,351   2,163
                     Goodmorning
        "             Shinhan
                       Securities        Interest income          2,003  2,003      4,026   4,026
        "            Shinhan Card        Interest income         16,118 16,700     32,422  22,557
        "            Shinhan Capital     Interest income          9,669  6,762     18,858  12,720
        "            Jeju Bank           Interest income            438    410        845     814
                                                                ------- ------     ------  ------
                                                                 29,569 27,023     58,502  42,280
                                                                ------- ------     ------  ------
Shinhan Bank         The Company         Rental income                -      -          9       -
        "            Chohung Bank        Interest income              1      -         30       -
        "                     "          Gain on derivatives          -      -      1,460       -
                     Goodmorning
                      Shinhan
                      Securities         Interest income            481    487      1,032     873
        "                     "          Rental income                -     60          8      61
        "            Shinhan Card        Interest income            421  1,616        800   2,629
        "                     "          Fees and commission
                                          income                 9,893  15,932     18,122  36,605
        "                     "          Rental income              210    190        431     408
        "            Shinhan Capital     Interest income            709    895      1,452   1,508
        "                     "          Rental income                -     71         68     154
        "                     "          Gain on derivatives        477      -        530       -

        "            Jeju Bank           Interest income             22     60         75     119
        "            Shinhan Credit      Rental income               67     52        128     113
                      Information
                                         Fees and
        "            SH&C Life             commission
                     Insurance             income                     -      -          1       -
Chohung Bank         Shinhan Bank        Interest income             16      -         51       -
        "                     "          Gain on derivatives      2,295      -      3,743       -

        "                     "          Interest income             53      -         64       -
        "                     "          Gain on derivatives         24      -        259       -

        "            Shinhan Card        Interest income            312      -        535       -
        "            Goodmorning
                      Shinhan
                      Securities         Interest income             20      -         20       -
        "                     "           Fees and
                                          commission
                                          income                      8      -          8       -
Goodmorning
  Shinhan
  Securities         Shinhan Bank        Interest income             80    121        322     321
        "                     "          Rental income                -      9          -       9
        "            Chohung Bank        Interest income            132      -        193       -
        "            Shinhan Card        Rental income               73     53        146     105

                      Shinhan Financial Group Co., Ltd.

                                June 30, 2004

                                 (Unaudited)

(12) Related Party Transactions, Continued

                                                                     (in millions of Won)

                                                                 Quarter        Six months
                                                              ended June 30,   ended June 30,
                                                              -------------   ---------------
  Revenue earned      Expense incurred        Account          2004   2003      2004   2003
-------------------  -----------------   ------------------   ------  -----   ------- -------
Goodmorning Shinhan  Shinhan Card        Fees and
  Securities                               commission
                                           income                  1      -       117      -
        "            Shinhan BNP         Rental income            51      -       102      -
                       Paribas ITMC
Shinhan Card         Shinhan Bank        Interest income          16      5        66      5
                                         Fees and
        "                       "          commission
                                           income                 41     15        45     15
                     Goodmorning         Fees and
Shinhan Card           Shinhan             commission
                       Securities          income                 11      -        11      -
                                         Fees and
        "            SH&C Life             commission
                       Insurance           income              1,274      -     1,348      -
Shinhan Capital      Shinhan Bank        Interest income         299    117       549    192
                                         Gain on
        "                      "          derivatives              -  1,024       959    551
        "            Chohung Bank        Interest income           7      -       344      -
                                         Gain on
        "                      "          derivatives             91      -        91      -
Shinhan BNP          Shinhan Bank        Interest income          69    107        74    179
  Paribas ITMC
Jeju Bank            Shinhan Bank        Interest income           -     31         -     46
                                         Fees and
        "            SH&C Life            commission
                       Insurance          income                  52      -        58      -
SH&C Life Insurance  Shinhan Bank        Interest income           -    123        86    257
        "                      "         Insurance income        222      -       488      -
        "            Chohung Bank        Insurance income      3,877      -     3,877      -
e-Shinhan            Shinhan Bank        Interest income          18     36        38     78
                                         Fees and
        "                      "          commission
                                          income                   4      3        35      8
        "            Shinhan Card        Fees and
                                          commission
                                          income                   1      -         4      -
        "            The Company         Fees and
                                          commission
                                          income                  51      -        84      -
Shinhan Macquarie    Shinhan Bank        Interest income           -      -         1      -
Shinhan Credit       Shinhan Bank        Fees and
  Information                              commission
                                           income                685    673     1,261  1,232
        "                      "         Interest income          14      7        24     20
        "            Chohung Bank        Fees and
                                          commission income      821      -     1,408      -
        "            Goodmorning         Fees and
                       Shinhan            commission
                       Securities         income                   2      7         6      7
        "            Shinhan Card        Fees and
                                          commission income    3,402  2,152     4,660  3,576
        "            Shinhan Capital     Fees and
                                          commission income       52     37        82     37
        "            Jeju Bank           Fees and
                                          commission income       72    150       141    284
                                                              ------ ------   ------- ------
                                                              26,427 24,033    45,446 49,392
                                                              ------ ------   ------- ------
                                                            W 55,996 51,056   103,948 91,672
                                                              ====== ======   ======= ======

                      Shinhan Financial Group Co., Ltd.

                                June 30, 2004

                                 (Unaudited)

(12) Related Party Transactions, Continued

     (b) Account balances

         Significant balances with the related parties as of June 30, 2004 and December 31, 2003 are as follows:

                                                                     (in millions of Won)

      Creditor                Debtor                Account             2004      2003
--------------------------------------------- ---------------------  --------- ---------
The Company           Shinhan Bank            Due from banks        W    7,980     5,327
         "                       "            Other assets              10,811    14,644
         "                       "            Loans                     50,000    50,000
         "            Goodmorning
                         Shinhan Securities   Loans                    130,000   130,000
         "                       "            Other assets                 110       134
         "            Shinhan Card            Loans                  1,150,000 1,100,000
         "                       "            Other assets               6,550     6,541
         "            Shinhan Capital         Loans                    700,832   644,905
         "                       "            Other assets               4,788     5,066
         "            Shinhan BNP Paribas     Other assets               2,000         -
                         ITMC
         "            Jeju Bank               Loans                     23,140    20,000
         "                       "            Other assets                 186       186
         "            Shinhan Macquarie       Other assets               1,730         -
         "            Shinhan Credit
                      Information             Other assets                  52        38
                                                                    ---------- ---------
                                                                     2,088,179 1,976,841
                                                                    ---------- ---------
Shinhan Bank          Chohung Bank            Securities                34,360   132,708
         "                       "            Other assets             110,629         -
Shinhan Bank          Chohung Bank            Derivative assets            836       797
         "            Goodmorning             Loans                     30,000    30,000
                         Shinhan Securities
         "                       "            Other assets               4,756     4,418
         "            Shinhan Card            Loans                     13,400    28,500
         "                       "            Other assets                 265        87
         "            Shinhan Capital         Loans                     77,398    75,933
         "                       "            Derivative assets             57        97
         "                       "            Other assets                 255       136
         "            Jeju Bank               Loans                          -     3,140
         "                       "            Other assets                   -       561
         "            SH&C Life Insurance     Other assets               1,087     1,455
Chohung Bank          Shinhan Bank            Due from banks            75,000         -
         "                       "            Loans                    110,629         -
         "                       "            Securities                     -    96,515
         "                       "            Derivative assets          5,213     4,324
         "            Shinhan Capital         Loans                          -       392
         "                       "            Derivative assets            288         -

                      Shinhan Financial Group Co., Ltd.

                                June 30, 2004

                                 (Unaudited)

(12) Related Party Transactions, Continued

                                                                    (in millions of Won)

       Creditor                Debtor               Account             2004     2003
--------------------------------------------- -------------------- ----------- ---------
Goodmorning             Shinhan Bank          Due from banks             7,250    53,064
  Shinhan Securities
          "                        "          Other assets               9,325     6,791
          "             Chohung Bank          Due from banks            12,386     2,011
          "                        "          Other assets                 200         8
          "             Shinhan Card          Other assets                  24         -
Shinhan Card            The Company           Other assets                  94       906
          "             Shinhan Bank          Cash and due from            139       102
                                               banks
          "                        "          Loans                      4,000         -
          "                        "          Other assets               1,189     1,189
                        Goodmorning
          "              Shinhan
                         Securities           Other assets               4,635     4,635
          "             Shinhan Capital       Loans                         14         -
          "             SH&C Life Insurance   Other assets                 176       338
Shinhan Capital         The Company           Other assets                   -       773
          "             Shinhan Bank          Short-term
                                                financial               62,858    58,231
                                                instruments
          "                        "          Other assets                  87       108
          "                        "          Derivative assets          1,844     1,941
          "                        "          Other assets                 292       292
          "             Chohung Bank          Securities                 6,363     6,714
          "                        "          Other assets                 166       173
Shinhan BNP Paribas     Shinhan Bank          Cash and due from         12,644     4,436
    ITMC                                       banks
          "                        "          Other assets                 111       105
          "             Goodmorning
                         Shinhan
                         Securities           Other assets               3,496     3,496
Jeju Bank               Shinhan Bank          Due from banks                16         -
          "                        "          Other assets                   -       561
SH&C Life Insurance     SH&C Life Insurance   Other assets                  16         -
          "             Shinhan Bank          Cash and cash              4,449    33,563
                                               equivalents
          "                        "          Other assets                  40        46
e-Shinhan               Shinhan Bank          Cash and cash                  -     2,158
                                               equivalents
          "                        "          Other assets                  39         -
Shinhan Macquarie       Shinhan Bank          Cash and cash              2,071     1,187
                                               equivalents
Shinhan Credit          Shinhan Bank          Cash and cash              2,575     1,686
 Information                                   equivalents
          "                        "          Other assets               1,416     1,146
          "             Shinhan Card          Other assets                   -       892
          "             Jeju Bank             Other assets                  89       161
                                                                   ----------- ---------
                                                                       602,177   565,776
                                                                   ----------- ---------
                                                                   W 2,690,356 2,542,617
                                                                   =========== =========

                      Shinhan Financial Group Co., Ltd.

                                June 30, 2004

                                 (Unaudited)

(12) Related Party Transactions, Continued

     (c) Guarantees and acceptances

         The guarantees and acceptances provided between the related parties as of June 30, 2004 are as follows:

                                                                                 (in millions of Won)
                                                                                        Amount
      Creditor               Debtor                    Account                        guaranteed
      --------               ------                    -------                       -----------
The Company           Goodmorning Shinhan     Lease guarantee                        W   50,000
                        Securities
Shinhan Bank          Shinhan Capital         Letter of credit                           11,039
          "           Shinhan Finance         Guarantees for loans                       10,791
Chohung Bank          Chohung Finance         Guarantees for letter of credit               807
                                                                                     ----------
                                                                                     W   72,637
                                                                                     ==========

(13) Assets and Liabilities Denominated in Foreign Currency

     Assets and liabilities denominated in foreign currency as of June 30, 2004 and December 31, 2003 are as follows:

                                        (in millions of Won and thousands of U.S. dollars)

                                             Foreign currency           Equivalent Won
                                          --------------------       --------------------
                                              2004      2003            2004       2003
                                          ----------   -------       ---------    -------
Assets:

    Loans                                 $   89,919    89,919      W  103,632    107,705
    Other assets                                 419       426             482        510
                                          ----------   -------      ----------    -------
                                          $   90,338    90,345      W  104,114    108,215
                                          ==========   =======      ==========    =======
Liabilities:

    Borrowings                            $   60,000    60,000      W   69,150     71,868
    Debentures                                30,000    30,000          34,575     35,934
    Discounts on debentures                      (36)      (50)            (42)       (60)
    Other liabilities                            381       382             439        457
                                          ----------   -------      ----------    -------
                                          $   90,345    90,332      W  104,122    108,199
                                          ==========   =======      ==========    =======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(14)  Commitments and Contingencies

      (a)   Acquisition of Chohung Bank

            On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

            -     Asset Indemnity Payment

                  Amount       : W652,284 million - asset indemnity amount
                                 for corporate loans, returned KAMCO loans and credit card loans

                  Payment date : earlier of 60 days after the date asset
                                 indemnity is determined as of June 30, 2005 or the date as agreed on

                  Interest     : 4.3% per annum

            -     General Indemnity Payment

                  Amount       : W166,516 million (deductible any amounts due
                                 and payable by the KDIC to the Company in connection with the breach of representation or warranty)

                  Payment date : the second anniversary date of cash portion closing date

                  Interest     : 4.3% per annum

            -     Earn Out Payment

                  Amount       : 20% of the total excess amount, which means
                                 net earnings of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

                  Payment date : within 30 days after the date excess amount is determined for the fiscal year of 2006

            These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable.

      (b)   Indemnification on contingent loss

            Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from following pending lawsuit filed against Shinihan BNP Paribas ITMC:

                                                                     (in millions of Won)
                                                                          Amount to be
         Plaintiff                  Claimed for                              claimed
        ----------               -------------------                 --------------------
Bumin Mutual Savings Bank         Indemnity for loses                     W     100

            However, with regard to above pending lawsuit, the ultimate outcome of other lawsuits cannot be presently determined.

      (c) As of June 30, 2004, the Company has provided a blank note to Koram Bank, as collateral related to bank overdrafts.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(15)  Capital Stock

      (a) The Company issued new preferred stock for the year ended December 31, 2003, and the details are as follows:

                                  Number of      Predetermined
                                   shares      dividend rate (%)             Redeemable period
                                 ----------    -----------------     ------------------------------------
Redeemable preferred stock:
     Series 1                     9,316,792        4.04               August 19, 2004  ~ August 18, 2006
     Series 2                     9,316,792        4.04               August 19, 2005  ~ August 18, 2007
     Series 3                     9,316,792        4.04               August 19, 2006  ~ August 18, 2008
     Series 4                     9,316,792        4.04               August 19, 2007  ~ August 18, 2009
     Series 5                     9,316,793        4.04               August 19, 2008  ~ August 18, 2010
     Series 6                     3,500,000        7.00                July 19, 2006  ~ August 18, 2006
     Series 7                     2,433,334        7.46                July 19, 2008  ~ August 18, 2008
     Series 8                        66,666        7.86                July 19, 2010  ~ August 18, 2010
                                 ----------
                                 52,583,961
Redeemable convertible preferred stock:
     Series 9 (*)                44,720,603        2.02               August 19, 2006  ~ August 18, 2008
                                 ----------
                                 97,304,564
                                 ==========

       (*)  Convertible period      : August 19, 2004  ~ August 18, 2007
            Conversion ratio        : 1 common share to 1 preferred share
            Conversion price in Won : W18,086

      (b) Details of changes in capital stock for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

                                                                      (in millions of Won)
                                                   ---------------------------------------------------------
                                                                            2004
                                                   ---------------------------------------------------------
                                                   Number of shares     Capital stock        Capital surplus
                                                   ----------------     -------------        ---------------
Balance at beginning of the period                   391,705,864           1,958,530           3,316,380
Stock exchange                                        14,682,590              73,412             221,560
                                                     -----------           ---------           ---------
Balance at end of the year                           406,388,454           2,031,942           3,537,940
                                                     ===========           =========           =========

                                                                      (in millions of Won)
                                                   ---------------------------------------------------------
                                                                            2003
                                                   ---------------------------------------------------------
                                                   Number of shares     Capital stock        Capital surplus
                                                   ----------------     -------------        ---------------
Balance at beginning of the year                     292,361,125           1,461,806           1,976,625
Redeemable preferred stock issued:
  Series 1 to 5                                       46,583,961             232,920             237,784
  Series 6 to 8                                        6,000,000              30,000             855,530
Redeemable convertible preferred stock issued:
  Series 9                                            44,720,603             223,603             228,271
Common stock issued                                    1,864,065               9,320              18,183
Stock exchange                                           176,110                 881                 (13)
                                                     -----------           ---------           ---------
Balance at end of the year                           391,705,864           1,958,530           3,316,380
                                                     ===========           =========           =========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(16)  Retained Earnings

      Retained earnings as of June 30, 2004 and December 31, 2003 consist of the following:

                                                      (in millions of Won and thousands of U.S. dollars)
                                                   --------------------------------------------------------
                                                               Won                  U.S. dollars (Note 2)
                                                   ---------------------------    -------------------------
                                                       2004              2003        2004            2003
                                                   -----------         -------    ---------         -------
Legal reserves                                     W   118,692          82,469    $ 102,987          71,556
Retained earnings before appropriations                922,453         783,929      800,393         680,199
                                                   -----------         -------    ---------         -------
                                                   W 1,041,145         866,398    $ 903,380         751,755
                                                   ===========         =======    =========         =======

      The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net earnings as a legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(17)  Capital Adjustment

      Capital adjustments as of June 30, 2004 and December 31, 2003 consist of the following:

                                                     (in millions of Won and thousands of U.S. dollars)
                                                   --------------------------------------------------------
                                                              Won                  U.S. dollars (Note 2)
                                                   ---------------------------    ------------------------
                                                       2004             2003        2004             2003
                                                   -----------        --------    ---------         -------
Gain on equity method valuation                    W   215,232         181,583    $ 186,752         157,556
Loss on equity method valuation                       (165,123)       (214,962)    (143,274)       (186,518)
Stock options (note 18)                                  4,673           9,626        4,055           8,353
                                                   -----------         -------    ---------         -------
                                                   W    54,782         (23,753)   $  47,533         (20,609)
                                                   ===========         =======    =========         =======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(18)  Stock Options

      (a) Details of stock options as of June 30, 2004 and December 31, 2003 are as follows:

                                                                                                    (in Won)
      Grant date                    March 25, 2004             May 15, 2003               May 22, 2002
----------------------          -----------------------   -----------------------   -----------------------
Shares granted                       1,301,600 shares          1,156,300 shares           1,004,200 shares
Share expired to date                    5,200 shares             41,227 shares             133,979 shares
                                -----------------------   -----------------------   ------------------------
Shares outstanding                   1,296,400 shares          1,115,073 shares             870,221 shares
                                    Stock grant or            Stock grant or
Type of stock options             price compensation        price compensation         Price compensation
Exercise price                               W21,595                   W11,800                    W18,910
                                 Within 3 years after      Within 4 years after       Within 4 years after
Exercise period                 2 years from grant date   2 years from grant date   2 years from grant date
                                    After 5 years             After 6 years              After 6 years
Forfeited period                   from grant date           from grant date            from grant date

            Assumptions used to determine the fair value of options:

Risk-free interest rate                 4.39%                     4.25%                       -
Expected exercise period              3.5 years                  4 years                      -
Expected stock price volatility        19.85%                    22.11%                       -
Expected dividend yield                  0%                        0%                         -
Expected ratios of no-exercise           0%                        0%                         -
Weighted average fair value            W7,696                    W5,292                       -

            With respect to the stock options granted on May 22, 2002, the Company decided to pay the difference between the market price and the exercise price in cash for the six months ended June 30, 2004. As a result, the Company determined to apply intrinsic value method to those stock options, and W7,694 million of stock options, W6,113 million of accounts receivable and W1,581 million of stock compensation costs decreased for the six months ended June 30, 2004.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(18)  Stock Options, Continued

      (b) Changes in stock compensation costs for the six months ended June 30, 2004 are as follows:

                                                                                         (in millions of Won)
                                                                            Personnel of
  Grant date                Stock compensation cost                  the Company    subsidiaries       Total
--------------       ------------------------------------            -----------    ------------      -------
March 25, 2004       Recorded at beginning of the period              W      -               -             -
                     Incurred during the period                            324           1,015         1,339
                     To be recorded in subsequent periods                2,091           6,546         8,637

May 15, 2003         Recorded at beginning of the period                   442           1,489         1,931
                     Incurred during the period                            319           1,083         1,402
                     To be recorded in subsequent periods                  587           1,980         2,567

May 22, 2002         Recorded at beginning of the period                 1,581           6,113         7,694
                     Incurred during the period                         (1,581)         (6,113)       (7,694)
                     To be recorded in subsequent periods                    -               -             -

            For stock options, which were granted to the personnel of the subsidiaries, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, the subsidiaries have recorded stock compensation costs as long-term payables, and the Company has accounted for as accounts receivable.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(19)  General and Administrative Expenses

      Details of general and administrative expenses for the quarters and six months ended June 30, 2004 and 2003 are as follows:

                                                               (in millions of Won and thousands of U.S. dollars)
                                                            Won                            U.S. dollars (note 2)
                                     ----------------------------------------------     -------------------------
                                          Quarter ended           Six months ended        Quarter      Six months
                                             June 30,                 June 30,             ended          ended
                                     ----------------------      ------------------       June 30,      June 30,
                                         2004          2003        2004        2003        2004            2004
                                     -----------      -----      ------      ------     -----------    ----------
Salaries and wages                   W       673      2,343       4,461       3,974     $       584       3,871
Provision for retirement and
  severance benefits                          53          -         106           -              46          92
Other employees benefits                     222        101         448         268             193         389
Rental                                       147         24         254          40             127         220
Entertainment                                138         47         299         312             120         259
Depreciation                                 160        126         310         232             139         269
Amortization                                  28         27          55          54              24          48
Bad debts                                      -      2,032         545       6,148               -         473
Taxes and dues                                24         13          92          66              21          80
Advertising                                    1          3           8           4               1           7
Fees and commission                        2,407        389       5,368         938           2,088       4,658
Other                                      2,951        760       3,458         945           2,560       3,000
                                     -----------      -----      ------      ------     -----------      ------
                                     W     6,804      5,865      15,404      12,981     $     5,903      13,366
                                     ===========      =====      ======      ======     ===========      ======

(20)  Income Taxes

      (a) The Company is subject to income taxes based on taxable earnings, which results in the normal tax rate of 29.7%.

            The Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As result, the statutory income tax rate of 29.7% is applied for deferred income tax assets (liabilities) that will be realized before 2005 and statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005, reflecting the corporate tax rate cut from 2005.

            The components of income taxes for the quarters and six months ended June 30, 2004 and 2003 are as follows:

                                                                                        (in millions of Won)
                                                  Quarter ended June 30,           Six months ended June 30,
                                              ------------------------------       --------------------------
                                                   2004                 2003         2004               2003
                                              --------------            ----         ----               ----
Current income taxes                          W            -              -            -                  -
Changes in deferred taxes:
   temporary differences                                   -              -            -                  -
                                              --------------            ---          ---                ---
                                              W            -              -            -                  -
                                              ==============            ===          ===                ===

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(20)  Income Taxes, Continued

      (b) Reconciliation of accounting income and taxable income for the six months ended June 30, 2004 and the year ended December 31, 2003 is as follows:

                                                                                         (in millions of Won)
                                                            Temporary difference        Permanent difference
                                                         --------------------------    ---------------------
                  Description                                2004           2003          2004        2003
------------------------------------------------         ------------     ---------    ---------   ---------
Addition:

  Dividends received                                     W    256,536      186,896            -           -
  Accrued income earned in prior year                          11,334        4,332            -           -
  Investment securities accounted for by the
       equity method                                           52,597       10,848            -           -
  Retirement and severance benefits                                76            -            -           -
  Stock compensation cost                                           -            -          355       1,381
  Entertainment expense in excess of tax limit                      -            -          284       1,434
  Other                                                             -           20           11          34
                                                         ------------     --------     --------    --------
                                                              320,543      202,096          650       2,849
                                                         ------------     --------     --------    --------
Deduction:

  Dividends received                                                -            -      250,351     186,058
  Investment securities accounted for by the
       equity method                                                -            -            -      10,848
  Retained earnings                                                 -            -       52,597          20
  Accrued income earned in current period                      11,234       11,334            -           -
  Deposit for retirement and severance benefits
       insurance                                                  578          198            -           -
  Valuation gain using the equity method                      487,648      388,641            -           -
  Other                                                             3            -            -           -
                                                         ------------     --------     --------    --------
                                                              499,463      400,173      302,948     196,926
                                                         ------------     --------     --------    --------
                                                         W   (178,920)    (198,077)    (302,298)   (194,077)
                                                         ============     ========     ========    ========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(20)  Income Taxes, Continued

      (c) Changes in significant accumulated temporary differences and tax effects for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

                                                                                         (in millions of Won)
                                                                                 2004
                                                        ----------------------------------------------------
                                                         Beginning                                  Ending
                                                         balance (*)       Increase    Decrease     balance
                                                        --------------    ---------    ---------   ---------
Temporary differences:

  Securities                                            W      12,198       52,597            -      64,795
  Retirement and severance benefits                               251           76            -         327
  Valuation gain using the equity method                     (268,310)    (487,648)    (256,536)   (499,422)
  Accrued income                                              (11,334)     (11,234)     (11,334)    (11,234)
  Deposit for severance benefit insurance                        (251)        (578)           -        (829)
  Other                                                            11            -            3           8
                                                        -------------     --------     --------    --------
                                                             (267,435)    (446,787)    (267,867)   (446,355)
                                                        -------------     --------     --------    --------

Unrealizable temporary differences on valuation gain
     using the equity method                                  263,171                               418,330
                                                        -------------                              --------
Net temporary differences                                      (4,264)                              (28,025)
Tax effects of temporary differences                           (1,172)                               (7,707)
Tax effects of tax loss carryforwards                          13,706                                16,689
                                                        -------------                              --------
Net tax effects                                                12,534                                 8,982
                                                        =============                              ========
Tax effects recorded in financial statements (**)       W           -                                     -
                                                        =============                              ========

(*) Amount resulting from prior year tax return is reflected in the current period.

(**) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W60,688 million, with the tax benefit maturity of W5,553 million in 2006, W14,363 million in 2007, W29,014 million in 2008 and W11,758 million in 2009.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(20)  Income Taxes, Continued

                                                                                         (in millions of Won)
                                                                                 2003
                                                        ---------------------------------------------------
                                                          Beginning                                 Ending
                                                           balance        Increase     Decrease     balance
                                                        -------------     --------     --------    --------
Deductible temporary differences:
  Securities                                            W       1,351       10,848            -      12,199
  Retirement and severance benefits                               342            -            -         342
                                                        -------------     --------     --------    --------
                                                                1,693       10,848            -      12,541
                                                        -------------     --------     --------    --------
Taxable temporary differences:
  Valuation gain using the equity method                     (203,714)    (388,641)    (186,896)   (405,459)
  Accrued income                                               (4,332)     (11,334)      (4,332)    (11,334)
  Deposit for severance benefit insurance                        (332)        (198)           -        (530)
  Other                                                            (4)           -          (20)        (16)
                                                        -------------     --------     --------    --------
                                                             (208,382)    (400,173)    (191,248)   (417,307)
                                                        -------------     --------     --------    --------
                          Net                                (206,689)                             (404,766)

Unrealizable temporary differences on valuation gain
     using the equity method                                  191,135                               386,200
                                                        -------------                              --------
Net temporary differences                                     (15,554)                              (18,566)
Tax effects of temporary differences                           (4,619)                               (5,106)
Tax effects of tax loss carryforwards                           6,295                                13,706
                                                        -------------                              --------
Net tax effects                                                 1,676                                 8,600
                                                        =============                              ========
Tax effects recorded in financial statements (*)        W           -                                     -
                                                        =============                              ========

(*) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W49,842 million, with the tax benefit maturity of W5,553 million in 2006, W14,363 million in 2007 and W29,926 million in 2008.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(21)  Earnings Per Share

      (a)   Earnings per share

            Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. The Company's ordinary income and net earnings per share for the quarters and six months ended June 30, 2004 and 2003 are computed as follows:

                                                                       (in millions of Won, except per share)
                                                   Quarter ended June 30,          Six months ended June 30,
                                                -----------------------------    ----------------------------
                                                     2004             2003           2004            2003
                                                --------------    -----------    -----------     -----------
Net earnings for period                         W      323,842         45,989        469,458         102,423
Extraordinary loss (gain)                                    -              -              -               -
Dividends on preferred stock                            28,628              -         57,256               -
                                                --------------    -----------    -----------     -----------
Ordinary income available for common stock             295,214         45,989        412,202         102,423
Weighted average number of common shares
     outstanding                                   295,692,077    292,361,125    295,046,689     292,361,125
                                                --------------    -----------    -----------     -----------
Ordinary income per share in Won                           998            157          1,397             350

Net earnings per share in Won                   W          998            157          1,397             350
                                                ==============    ===========    ===========     ===========

      (b)   Diluted earnings per share

            For the six months ended June 30, 2004, if convertible preferred stock and stock options exercised, 47,132,076 shares of common stocks would be issued, and if preferred stock converted into common stock on issue date, weighted average number of common shares outstanding is 340,427,353. However, diluted earnings per share for the six months ended June 30, 2004 are not computed because stock options have no dilutive effect.

            Details of diluted ordinary / net earnings per share due to dilutive effect for the quarters and six months ended June 30, 2004 are as follows:

                                                                       (in millions of Won, except per share)
                                                                                  Quarter         Six months
                                                                                ended June        ended June
                                                                                 30, 2004        30, 2004
                                                                               -------------     -----------
Ordinary income available for common stock                                     W     295,214         412,202
Add: dividends on convertible preferred stock                                          4,062           8,124
Add: stock compensation costs                                                            193             319
                                                                               -------------     -----------
Diluted ordinary income / net earnings                                               299,469         420,646
Weighted average number of common shares outstanding in share                    341,093,897     340,427,353
                                                                               -------------     -----------
Diluted ordinary income per share in Won                                       W         878           1,236
                                                                               =============     ===========
Diluted net earnings per share in Won                                          W         878           1,236
                                                                               =============     ===========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(21)  Earnings Per Share, Continued

      (c)   Securities applicable to common shares

                                                                                            Number of shares
                                                         Convertible period                   to be issued
                                                 ---------------------------------          ----------------
Redeemable convertible preferred stock           August 19, 2004 i- August 18, 2007             44,720,603
Stock options                                      May 15, 2005  i- June 15, 2009                1,115,073
Stock options                                     March 26, 2006 i- March 25, 2009               1,296,400
                                                                                               -----------
                                                                                                47,132,076
                                                                                               ===========

(22)  Statements of Cash Flows

      Significant transactions not involving cash inflows or outflows for the quarters and six months ended June 30, 2004 and 2003 are as follows:

                                                                           (in millions of Won, except per share)
                                                                     Quarter ended           Six months ended
                                                                        June 30,                 June 30,
                                                                 ----------------------      --------------------
                                                                    2004          2003         2004        2003
                                                                 -----------     ------      --------    --------
Acquisition of investment securities accounted for
  by the equity method through shares exchange                   W   294,973          -      294,973           -
Changes in capital adjustments due to the equity method                1,424     82,789      335,501       5,891
Changes in retained earnings due to the equity method                (54,515)        60      (52,597)     12,536
Stock options recorded as accounts receivable                            720      1,234        2,098       2,179
Changes in unrealized gain on available-for-sale securities                -        325            -          24
  Amortization offseted to retained earnings due to
     accounting change                                                     -          -            -          20
Appropriations of retained earnings as legal reserve                       -          -       36,223      60,393

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(23)  Condensed Financial Statements of Subsidiaries

      (a)   Balance sheets

            Condensed balance sheets of subsidiaries as of June 30, 2004 and December 31, 2003 are as follows:

                                                                                         (in millions of Won)
                                                                          2004
                                            ---------------------------------------------------------------------
                                                                                              Total stockholders'
         Subsidiaries                           Total assets           Total liabilities            equity
------------------------------              -------------------        -----------------      ------------------
Shinhan Bank                                W        72,521,022            68,903,786             3,617,236
Chohung Bank                                         64,620,519            62,294,908             2,325,611
Goodmorning Shinhan Securities                        2,554,251             1,888,942               665,309
Shinhan Card                                          1,436,967             1,283,211               153,756
Shinhan Capital                                       1,348,949             1,240,385               108,564
Shinhan BNP Paribas ITMC                                 51,435                 8,173                43,262
Jeju Bank                                             1,761,718             1,657,317               104,401
SH&C Life Insurance                                     188,844               162,073                26,771
e-Shinhan                                                 3,993                   672                 3,321
Shinhan Macquarie                                        12,422                12,163                   259
Shinhan Credit Information                                8,605                 2,387                 6,218
                                            -------------------           -----------             ---------
                                            W       144,508,725           137,454,017             7,054,708
                                            ===================           ===========             =========

                                                                                             (in millions of Won)
                                                                          2003
                                            ---------------------------------------------------------------------
                                                                                              Total stockholders'
        Subsidiaries                            Total assets           Total liabilities            equity
----------------------------                -------------------        -----------------      -------------------
Shinhan Bank                                W        70,066,189            66,550,821             3,515,368
Chohung Bank                                         59,227,864            57,289,224             1,938,640
Goodmorning Shinhan Securities                        2,928,017             2,290,044               637,973
Shinhan Card                                          1,778,191             1,620,555               157,636
Shinhan Capital                                       1,153,907             1,051,683               102,224
Shinhan BNP Paribas ITMC                                 47,461                 2,489                44,972
Jeju Bank                                             1,785,961             1,682,328               103,633
SH&C Life Insurance                                     114,012                87,970                26,042
e-Shinhan                                                 3,924                   225                 3,699
Shinhan Macquarie                                        11,255                 7,642                 3,613
Shinhan Credit Information                               13,588                 9,726                 3,862
                                            -------------------           -----------             ---------
                                            W       137,130,369           130,592,707             6,537,662
                                            ===================           ===========             =========

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(23)  Condensed Financial Statements of Subsidiaries, Continued

      (b)   Statements of Earnings

            Condensed statements of earnings of subsidiaries for the quarters and six months ended June 30, 2004 and 2003 are as follows:

                                                                                         (in millions of Won)
                                                       Six months ended June 30, 2004
                              --------------------------------------------------------------------------------
                                 Operating         Operating        Operating      Ordinary       Net earnings
       Subsidiaries               revenue           expense        income (loss)  income (loss)       (loss)
--------------------------    --------------       ---------       ------------   -------------   ------------
Shinhan Bank                  W    2,722,973       2,204,060          518,913        677,175        477,208
Chohung Bank                       2,810,913       2,645,046          165,867        129,118        127,508
Goodmorning Shinhan
  Securities                         401,694         378,775           22,919         32,234         32,511
Shinhan Card                         214,350         218,127           (3,777)        (3,879)        (3,879)
Shinhan Capital                       98,098          78,586           19,512         19,009         13,267
Shinhan BNP
  Paribas ITMC                         6,624           3,446            3,178          3,183          2,209
Jeju Bank                             65,663          65,144              519          1,223          1,223
SH&C life Insurance                   16,741          17,447             (706)          (282)          (282)
e-Shinhan                              1,300           1,694             (394)          (378)          (378)
Shinhan Macquarie                      7,817           7,618              199            324             90
Shinhan Credit Information            19,078          19,506             (428)          (269)         2,356
                              --------------       ---------          -------        -------        -------
                              W    6,365,251       5,639,449          725,802        857,458        651,833
                              ==============       =========          =======        =======        =======

                                                                                         (in millions of Won)
                                                       Six months ended June 30, 2003
                              --------------------------------------------------------------------------------
                                 Operating         Operating        Operating      Ordinary       Net earnings
       Subsidiaries               revenue           expense       income (loss)  income (loss)       (loss)
---------------------------   --------------       ---------      -------------  -------------    ------------
Shinhan Bank                  W    2,340,516       2,103,162         237,354        219,388         151,701
Goodmorning Shinhan
     Securities                      307,973         296,229          11,744         46,272          23,609
Shinhan Card                         206,966         280,862         (73,896)       (73,921)        (73,683)
Shinhan Capital                       69,695          56,215          13,480         12,190           8,598
Shinhan BNP
     Paribas ITMC                      6,270           6,875            (605)          (163)           (120)
Jeju Bank                             70,486          72,529          (2,043)          (972)          1,057
SH&C life Insurance                    1,382           2,030            (648)        (1,619)         (1,619)
e-Shinhan                              1,081           1,814            (733)          (709)           (709)
Shinhan Macquarie                      3,082           4,295          (1,213)        (1,003)         (1,352)
Shinhan Credit Information             5,882           4,813           1,069          1,089             772
                              --------------       ---------         -------        -------         -------
                              W    3,013,333       2,828,824         184,509        200,552         108,254
                              ==============       =========         =======        =======         =======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(23)  Condensed Financial Statements of Subsidiaries, Continued

                                                                                         (in millions of Won)
                                                        Quarter ended June 30, 2004
                              -------------------------------------------------------------------------------
                                  Operating        Operating        Operating      Ordinary       Net earnings
       Subsidiaries                revenue          expense       income (loss)  income (loss)       (loss)
--------------------------    --------------       ---------      -------------  -------------    ------------
Shinhan Bank                  W    1,282,101       1,007,223         274,878        311,610         223,800
Chohung Bank                       1,331,800       1,206,886         124,914         92,378          91,388
Goodmorning Shinhan
  Securities (*)                     208,309         199,847           8,462         10,118           8,413
Shinhan Card                         105,455         104,047           1,408          1,311           1,311
Shinhan Capital                       41,853          35,151           6,702          6,868           4,958
Shinhan BNP
  Paribas ITMC (*)                     3,394           1,731           1,663          1,663           1,143
Jeju Bank                             33,124          28,616           4,508          5,542           5,542
SH&C life Insurance (*)                8,861           8,915             (54)           370             370
e-Shinhan                                662           1,070            (408)          (412)           (412)
Shinhan Macquarie (*)                    130           1,431          (1,301)        (1,193)           (571)
Shinhan Credit Information             9,830           9,357             473            446           3,071
                              --------------       ---------         -------        -------         -------
                              W    3,025,519       2,604,274         421,245        428,701         339,013
                              ==============       =========         =======        =======         =======

                                                                                         (in millions of Won)
                                                        Quarter ended June 30, 2003
                              --------------------------------------------------------------------------------
                                  Operating        Operating        Operating      Ordinary       Net earnings
       Subsidiaries                revenue          expense       income (loss)  income (loss)       (loss)
---------------------------   --------------       ---------      -------------  -------------    ------------
Shinhan Bank                  W    1,133,716       1,059,326          74,390         85,376          57,741
Goodmorning Shinhan
     Securities (*)                  166,164         144,905          21,259         52,578          44,354
Shinhan Card                         108,238         147,774         (39,536)       (39,532)        (39,532)
Shinhan Capital                       47,100          38,910           8,190          7,139           5,070
Shinhan BNP
     Paribas ITMC (*)                  3,052           1,876           1,176          1,747           1,231
Jeju Bank                             35,014          36,335          (1,321)        (1,528)            501
SH&C life Insurance (*)                  837           1,772            (935)          (935)           (935)
e-Shinhan                                509             874            (365)          (385)           (385)
Shinhan Macquarie (*)                    110           1,114          (1,004)          (999)         (1,204)
Shinhan Credit Information             3,652           2,908             744            751             434
                              --------------       ---------         -------        -------         -------
                              W    1,498,392       1,435,794          62,598        104,212          67,275
                              ==============       =========         =======        =======         =======

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(24)  Financing and Operating Status of the Company and Subsidiaries

      (a) The financing status of the Company and its subsidiaries as of June 30, 2004 and December 31, 2003 are as follows:

                                                                                         (in millions of Won)
                                                                            2004
                                          -------------------------------------------------------------------
                                               Deposits         Borrowings     Debentures (*)       Total
                                          ---------------       ----------     --------------    ----------
The Company                               W             -          274,150       2,080,227        2,354,377
Shinhan Bank                                   41,347,008       11,338,715       9,961,600       62,647,323
Chohung Bank                                   42,921,346        5,826,597       5,027,403       53,775,346
Goodmorning Shinhan Securities                    690,559          353,282         161,000        1,204,841
Shinhan Card                                            -        1,223,400               -        1,223,400
Shinhan Capital                                         -          913,588         144,746        1,058,334
Jeju Bank                                       1,385,883           85,740          35,000        1,506,623
Shinhan Macquarie                                       -            6,075               -            6,075
                                          ---------------       ----------      ----------      -----------
                                          W    86,344,796       20,021,547      17,409,976      123,776,319
                                          ===============       ==========      ==========      ===========

(*) Net of discounts on debentures

                                                                                       (in millions of Won)
                                                                         2003
                                          ---------------------------------------------------------------
                                              Deposits         Borrowings     Debentures (*)     Total
                                          ---------------      -----------    --------------  -----------
The Company                               W             -          165,868       1,980,543      2,146,411
Shinhan Bank                                   41,991,839       10,621,963       9,115,997     61,729,799
Chohung Bank                                   40,030,091        5,711,922       6,424,165     52,166,178
Goodmorning Shinhan Securities                  1,032,769          657,838         161,000      1,851,607
Shinhan Card                                            -        1,318,182         259,991      1,578,173
Shinhan Capital                                         -          787,433         114,814        902,247
Jeju Bank                                       1,438,284           83,299          35,000      1,556,583
                                          ---------------       ----------      ----------    -----------
                                          W    84,492,983       19,346,505      18,091,510    121,930,998
                                          ===============       ==========      ==========    ===========

(*) Net of discounts on debentures

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(24)  Financing and Operating Status of the Company and Subsidiaries, Continued

      (b) The operating status of the Company and its subsidiaries as of June 30, 2004 and December 31, 2003 are as follows:

                                                                                         (in millions of Won)
                                                                           2004
                                          ------------------------------------------------------------------
                                                                                Cash and due
                                              Loans (*)         Securities        from bank         Total
                                          ---------------       ----------      -------------    ----------
The Company                               W     2,043,702        6,962,491           7,983        9,014,176
Shinhan Bank                                   51,592,633       13,640,398       1,438,915       66,671,946
Chohung Bank                                   42,291,560       11,035,762       1,563,563       54,890,885
Goodmorning Shinhan Securities                    143,491        1,222,910         843,364        2,209,765
Shinhan Card                                      922,057          482,896           3,970        1,408,923
Shinhan Capital                                 1,052,114           65,616          79,558        1,197,288
Shinhan BNP Paribas ITMC                              355           18,318          25,073           43,746
Jeju Bank                                       1,228,384          343,312          18,753        1,590,449
SH&C Life Insurance                                   124           54,726          13,343           68,193
e-Shinhan                                              36               86           2,063            2,185
Shinhan Macquarie                                       -                -           2,072            2,072
Shinhan Credit Information                              -                -           1,402            1,402
                                          ---------------       ----------       ---------      -----------
                                          W    99,274,456       33,826,515       4,000,059      137,101,030
                                          ===============       ==========       =========      ===========

(*) Net of allowance for loan losses and present value discounts

                                                                                       (in millions of Won)
                                                                           2003
                                          -----------------------------------------------------------------
                                                                               Cash and due
                                              Loans (*)         Securities       from bank         Total
                                          ---------------       ----------     -------------    -----------
The Company                               W     1,935,180        6,308,538           5,353        8,249,071
Shinhan Bank                                   47,783,925       15,592,202       2,697,780       66,073,907
Chohung Bank                                   42,701,666        9,208,341         548,249       52,458,256
Goodmorning Shinhan Securities                    397,354        1,020,131       1,154,647        2,572,132
Shinhan Card                                    1,058,667          682,841           3,886        1,745,394
Shinhan Capital                                   899,140           54,388          58,232        1,011,760
Shinhan BNP Paribas ITMC                              176              680          29,498           30,354
Jeju Bank                                       1,326,103          243,024          21,122        1,590,249
SH&C Life Insurance                                    44           38,650          38,511           77,205
e-Shinhan                                              36              107           2,160            2,303
Shinhan Macquarie                                       -                -           1,187            1,187
Shinhan Credit Information                              -                -           1,691            1,691
                                          ---------------       ----------       ---------      -----------
                                          W    96,102,291       33,148,902       4,562,316      133,813,509
                                          ===============       ==========       =========      ===========

(*) Net of allowance for loan losses and present value discounts

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(25)  Contribution of Subsidiaries to the Company's Net Earning

      Effects under the equity method on the Company's net earnings for the quarters and six months ended June 30, 2004 and 2003 are as follows:

                                                                                           (in millions of Won)
                                                               Six months ended             Six months ended
                                                                 June 30, 2004                June 30, 2003
                                                           -------------------------   ---------------------------
                                                              Amount       Ratio (%)       Amount        Ratio (%)
                                                           -----------     ---------   -------------     ---------
Valuation gain accounted for by the equity method on:

  Shinhan Bank                                             W   316,781       64.96     W    151,951      133.55
  Chohung Bank                                                 147,403       30.23
  Goodmorning Shinhan Securities                                10,692        2.19           10,160        8.93
  Shinhan Card                                                  (3,629)      (0.74)         (67,283)     (59.14)
  Shinhan Capital                                               13,547        2.78           18,416       16.19
  Shinhan BNP Paribas ITMC                                       1,105        0.23              (60)      (0.05)
  Jeju Bank                                                        956        0.20            1,783        1.57
  SH&C Life Insurance                                             (142)      (0.03)            (809)      (0.71)
  e-Shinhan                                                       (278)      (0.06)            (523)      (0.46)
  Shinhan Macquarie                                                 11           -             (423)      (0.37)
  Shinhan Credit Information                                     1,202        0.25              560        0.49
                                                           -----------      ------     ------------      ------
                                                               487,648      100.00          113,773      100.00
                                                                            ======                       ======
Other income                                                    63,045                       42,906
Other expense                                                  (81,235)                     (54,256)
                                                           -----------                 ------------
Net earnings for period                                    W   469,458                 W    102,423
                                                           ===========                 ============

                                                                                           (in millions of Won)
                                                                Quarters ended                Quarters ended
                                                                 June 30, 2004                 June 30, 2003
                                                           -------------------------   ---------------------------
                                                              Amount       Ratio (%)        Amount       Ratio (%)
                                                           -----------     ---------   -------------     ---------
Valuation gain accounted for by the equity method on:

  Shinhan Bank                                             W   223,799       67.38     W     58,229      118.72
  Chohung Bank                                                  96,060       28.92
  Goodmorning Shinhan Securities                                   687        0.21           23,829       48.58
  Shinhan Card                                                   1,061        0.32          (38,133)     (77.74)
  Shinhan Capital                                                5,008        1.51            2,349        4.79
  Shinhan BNP Paribas ITMC                                         572        0.17              615        1.25
  Jeju Bank                                                      3,811        1.15            3,307        6.19
  SH&C Life Insurance                                              184        0.06             (467)      (0.95)
  e-Shinhan                                                       (303)      (0.09)            (284)      (0.58)
  Shinhan Macquarie                                               (326)      (0.10)            (347)      (0.71)
  Shinhan Credit Information                                     1,567        0.47              222        0.45
                                                           -----------      ------     ------------      ------
                                                               332,120      100.00           49,051      100.00
                                                                            ======                       ======
Other income                                                    29,959                       24,381
Other expense                                                  (38,237)                     (27,443)
                                                           -----------                 ------------
Net earnings for period                                    W   323,842                 W     45,989
                                                           ===========                 ============

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(26)  Allowance for Loan Losses of the Company and its Subsidiaries

      Changes in allowance for loan losses of the Company and its subsidiaries for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

                                                                                              (in millions of Won)
                                                                                 2004
                                              -------------------------------------------------------------------
                                              Beginning balance            Increase (decrease)     Ending balance
                                              -----------------            -------------------     --------------
   The Company                                W            9,725                     545                10,270
   Shinhan Bank                                          866,428                  36,745               903,173
   Chohung Bank (*)                                    1,686,350                (144,343)            1,542,007
   Goodmorning Shinhan Securities                         43,048                  (9,276)               33,772
   Shinhan Card                                          118,609                 (17,995)              100,614
   Shinhan Capital                                        17,899                   3,927                21,826
   Shinhan BNP Paribas ITMC                                   14                       2                    16
   Jeju Bank (*)                                          35,270                   8,795                44,065
   SH&C Life Insurance                                         1                       7                     8
   e-Shinhan                                                   8                       6                    14
   Shinhan Macquarie                                          98                     (14)                   84
   Shinhan Credit Information                                 36                     (36)                    -
                                              ------------------                --------             ---------
                                              W        2,777,486                (121,637)            2,655,849
                                              ==================                ========             =========

(*) W33,533 million of additional allowance for loan losses is included in ending balance.

                                                                                             (in millions of Won)
                                                                               2003
                                              --------------------------------------------------------------------
                                                Beginning balance          Increase (decrease)      Ending balance
                                              --------------------         -------------------      --------------
The Company                                   W              3,846                  5,879                 9,725
Shinhan Bank                                               565,844                300,584               866,428
Chohung Bank (**)                                        1,604,607                 81,743             1,686,350
Goodmorning Shinhan Securities (*)                          87,442                (44,394)               43,048
Shinhan Card                                                96,074                 22,535               118,609
Shinhan Capital (*)                                         33,787                (15,888)               17,899
Shinhan BNP Paribas ITMC                                         8                      6                    14
Jeju Bank (*) (**)                                          29,318                  5,952                35,270
SH&C Life Insurance                                              -                      1                     1
e-Shinhan                                                        1                      7                     8
Shinhan Macquarie                                               22                     76                    98
Shinhan Credit Information                                       -                     36                    36
                                              --------------------                -------             ---------
                                              W          2,420,949                356,537             2,777,486
                                              ====================                =======             =========

(*) W12,952 million of additional allowance for loan losses is included in beginning balance.

(**) W28,170 million of additional allowance for loan losses is included in ending balance.

                        Shinhan Financial Group Co., Ltd.

                                  June 30, 2004

                                   (Unaudited)

(27)  Economic Environment

      In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

<APPENDIX 5>

THE INDEPENDENT ACCOUNTANT'S AUDIT REPORT (UNDER KOREAN GAAP) TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS OF GOOD MORNING SHINHAN SECURITIES AS OF AND FOR THE YEAR ENDED MARCH 31, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Good Morning Securities Co., Ltd.

We have audited the accompanying balance sheets of Good Morning Securities Co., Ltd. (the "Company") as of March 31, 2002 and 2001, and the related statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2001, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The following matters do not affect our audit opinion but will be helpful to the readers in reasonable decision making.

As discussed in Note 26 to the financial statements, on April 8, 2002, Shinhan Financial Holding Co.(the "SFHC") made a contract with Asia Pacific Growth Fund
(Y)+/-, LP and a shareholder("the major shareholders") to acquire the Company's shares held by the major shareholders and to become the largest shareholders, by holding 28.87% ownership in the Company. The Company plans to hold a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities Co., Ltd. as of July 31, 2002. The Company will issue 1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock will be issued as a result of the merger.

Continued;

As discussed in Note 18 to the financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. According to the contracts, if KAMCO fails to exercise its security rights or if the insolvent companies fail to obtain approval from the court for receivership, KAMCO can exercise a put option on W65,600 million of the troubled loans. The insolvent companies obtained approval from the court for the receivership and above mentioned W65,600 million of troubled loans have been determined to be W61,600 million. Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of W61,600 million. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. During the year ended March 31, 2002, the Company reacquired W32,400 million of the troubled loans of the companies which failed to make required payments within due dates. As of March 31, 2002, the potential amounts of put option or resettlement, which KAMCO can exercise, were estimated to be W29,200 million.

As discussed in Note 18 to the financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties of the financial position of the Company as of the balance sheet date cannot presently be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea
April 22, 2002

                        GOOD MORNING SECURITIES CO., LTD.

                                 BALANCE SHEETS
                          As of March 31, 2002 and 2001

                                                                                       In Thousands of
                                                              -----------------------------------------------------------------
                                                                         Korean Won                  U.S. Dollars (Note 3)
                                                              -------------------------------   -------------------------------
                                                                   2002            2001              2002            2001
                                                              --------------   --------------   --------------   --------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents (Notes 2 and 4)                  W    5,608,060   W   12,033,950   $        4,228   $        9,073
   Short-term financial instruments (Note 5)                     242,170,835      290,102,005          182,578          218,714
   Deposits segregated under regulation (Note 6)                 677,233,985      437,737,753          510,581          330,020
   Marketable securities (Note 7)                                187,524,753      247,373,333          141,379          186,500
   Loans to customers, less allowance for
    doubtful accounts of W475,226 thousand
    in 2002 and W45,657 thousand in 2001                          47,047,389        4,520,029           35,470            3,408
   Accounts receivable from customers,
    less allowance for doubtful accounts
    of W1,315,332 thousand in 2002
    and W157,445 thousand in 2001                                 72,729,835       15,587,104           54,832           11,751
   Other accounts receivable, less
    allowance for doubtful accounts
    of W96,927 thousand in 2002
    and W1,194,058 thousand in 2001                                3,523,576        4,391,037            2,656            3,310
   Accrued revenue (Note 2)                                       11,819,054       10,227,357            8,911            7,711
   Advance payments                                                  487,563          680,573              367              513
   Prepaid expenses                                                  772,220          751,063              582              566
   Prepaid income tax                                              2,024,380        1,775,102            1,526            1,338
   Other                                                             150,929          960,477              114              724
                                                              --------------   --------------   --------------   --------------

       TOTAL CURRENT ASSETS                                    1,251,092,579    1,026,139,783          943,224          773,628

Investment securities (Notes 2 and 9)                            100,974,734       88,741,317           76,127           66,904
Long-term financial instruments (Note 5)                             290,491          342,991              219              259
Long-term loans, less allowance for doubtful
 accounts of W148,874 thousand in 2002 and
W152,919 thousand in 2001                                         10,747,731       10,803,480            8,103            8,145
Guarantee deposits                                                45,853,600       53,256,445           34,570           40,151
Troubled loans, less discount on present value
 of W10,271,247 thousand in 2002 and W20,537,739
 thousand in 2001, less allowance for doubtful
 accounts of W77,073,877 thousand in 2002 and
 W86,920,709 thousand
 in 2001 (Notes 2 and 10)                                         45,921,668       24,227,818           34,621           18,266

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

                                                                             In Thousands of
                                                    -----------------------------------------------------------------
                                                              Korean Won                   U.S. Dollars (Note 3)
                                                    -------------------------------   -------------------------------
                                                         2002             2001             2002            2001
                                                    --------------   --------------   --------------   --------------
ASSETS, Continued
Collective fund for default loss (Note 11)          W    4,950,384   W    3,936,107   $        3,732   $        2,968
Property and equipment, net of
 accumulated depreciation (Note 12)                    168,482,996      176,737,496          127,023          133,246
Intangible assets                                        8,146,017        4,902,670            6,142            3,696
Deferred income tax assets (Note 23)                    16,073,646       26,268,432           12,118           19,804
Other                                                    4,750,076        4,306,246            3,581            3,247
                                                    --------------   --------------   --------------   --------------

       TOTAL ASSETS                                 W1,657,283,922   W1,419,662,785   $    1,249,460   $    1,070,314
                                                    ==============   ==============   ==============   ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term borrowings (Note 13)                     121,921,871      135,146,803           91,919          101,890
   Securities sold under repurchase agreements
     (Note 7)                                           37,222,780       30,889,000           28,063           23,288
   Deposits from customers (Note 14)                   639,389,837      389,889,640          482,049          293,946
   Other accounts payable                                6,202,990          913,912            4,676              689
   Securities sold                                       1,866,040          857,073            1,407              646
   Accrued expenses                                     50,008,797       30,403,645           37,702           22,922
   Guarantee deposits received                          15,594,802       36,802,390           11,757           27,746
   Current maturities of long-term debt
     (Notes 15,16 and 17)                               40,000,000       97,420,000           30,157           73,447
   Other                                                18,958,436       16,725,875           14,293           12,610
                                                    --------------   --------------   --------------   --------------

       TOTAL CURRENT LIABILITIES                       931,165,553      739,048,338          702,023          557,184

Long-term debt (Note 15)                                30,000,000       40,000,000           22,618           30,157
Accrued severance benefits, less retirement
 trust of W8,290,668 thousand in 2002 and
 W5,995,317 thousand in 2001, less contributions
 to the national pension fund of W617,150
 thousand in 2002 and
 W768,417 thousand in 2001                               6,558,547        4,122,270            4,945            3,108
Subordinated bonds (Note 16)                                     -        6,250,000                -            4,712
                                                    --------------   --------------   --------------   --------------

        TOTAL LIABILITIES                              967,724,100      789,420,608          729,586          595,161
                                                    --------------   --------------   --------------   --------------

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                          As of March 31, 2002 and 2001

                                                                      In Thousands of
                                          ------------------------------------------------------------------------
                                                      Korean Won                      U.S. Dollars (Note 3)
                                          ----------------------------------    ----------------------------------
                                               2002               2001                2002              2001
                                          ---------------    ---------------    ---------------    ---------------
COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS' EQUITY

  Capital stock (Note 1);
    Common stock                          W   898,528,235    W   873,528,235    $       677,419    $       658,571
    Preferred stock                            35,100,000         35,100,000             26,463             26,463
  Retained earnings (Note 19)
    (Net income : W51,105,605 thousand
    in 2002 and W71,128,896 thousand
    in 2001)
    Appropriated                               19,788,503         29,682,754             14,919             22,378
  Capital adjustments:
   Discount on stock issuance (Note 20)      (259,397,080)      (301,508,275)          (195,565)          (227,313)
   Treasury stock (Note 21)                   (16,176,736)       (16,176,736)           (12,196)           (12,196)
   Gain on valuation of investment
    securities (Note 9)                         3,075,452          2,674,287              2,319              2,016
   Stock purchase option (Note 22)              8,641,448          6,941,912              6,515              5,234
                                          ---------------    ---------------    ---------------    ---------------

    TOTAL SHAREHOLDERS' EQUITY                689,559,822        630,242,177            519,874            475,153
                                          ---------------    ---------------    ---------------    ---------------
   TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                   W 1,657,283,922    W 1,419,662,785    $     1,249,460    $     1,070,314
                                          ===============    ===============    ===============    ===============

   The accompanying notes are an integral part of these financial statements.

                        GOOD MORNING SECURITIES CO., LTD.

                                INCOME STATEMENTS
                   For the years ended March 31, 2002 and 2001

                                                                               In Thousands of
                                                      ----------------------------------------------------------------
                                                                Korean Won                   U.S. Dollars (Note 3)
                                                      ------------------------------    ------------------------------
                                                           2002            2001              2002            2001
                                                      -------------    -------------    -------------    -------------
OPERATING REVENUE (Note 25)
   Commission income                                  W 265,468,373    W 268,933,861    $     200,142    $     202,755
   Interest and dividends                                60,483,989       80,233,297           45,600           60,490
   Gain on trading of securities                         29,206,427       51,224,164           22,019           38,619
   Gain on trading of stock index futures                41,547,117       35,009,556           31,323           26,395
   Gain on trading of stock index options                65,653,713       43,913,618           49,498           33,107
   Gain on valuation of securities                        3,609,474        2,559,688            2,721            1,930
   Other                                                          -        3,815,249                -            2,876
                                                      -------------    -------------    -------------    -------------
                                                        465,969,093      485,689,433          351,303          366,172
                                                      -------------    -------------    -------------    -------------

OPERATING EXPENSES (Note 25)
   Commission expense                                    43,560,494       41,392,690           32,841           31,207
   Interest expense                                      28,111,229       44,039,971           21,193           33,203
   Loss on trading of securities                         32,811,560       56,709,653           24,737           42,754
   Loss on trading of stock index futures                33,246,012       29,992,135           25,065           22,612
   Loss on trading of stock index options                78,453,353       38,822,010           59,147           29,269
   Loss on valuation of securities                        9,551,033        7,848,132            7,201            5,917
   General and administrative expenses                  220,373,721      201,294,452          166,144          151,760
                                                      -------------    -------------    -------------    -------------
                                                        446,107,402      420,099,043          336,328          316,722
                                                      -------------    -------------    -------------    -------------

OPERATING INCOME                                         19,861,691       65,590,390           14,975           49,450

OTHER INCOME (EXPENSE)
   Office rental income                                   8,019,899        4,469,064            6,047            3,369
   Gain (loss) on foreign currency transaction, net         387,070       (1,217,518)             292             (917)
   Gain (loss) on foreign currency translation, net           9,028       (2,147,493)               7           (1,619)
   Loss on disposal of investment securities, net           (80,502)      (3,463,337)             (61)          (2,611)
   Gain (loss) on valuation of investment in
     Market Stabilization Fund (Note 9)                  32,329,533       (8,751,323)          24,374           (6,598)
   Investment securities reduction loss (Note 9)           (150,706)         (10,000)            (114)              (8)
   Gain (loss) on equity method valuation (Note 9)        1,064,206       (2,461,988)             802           (1,856)
   Loss on disposal of property and
    equipment, net                                         (144,305)        (277,088)            (109)            (209)
   Gain on disposal of investment assets, net                76,217          112,776               57               85
   Other, net                                               (71,740)         (45,887)             (54)             (35)
                                                      -------------    -------------    -------------    -------------
                                                         41,438,700      (13,792,794)          31,241          (10,399)
                                                      -------------    -------------    -------------    -------------

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                   For the years ended March 31, 2002 and 2001

                                                         In Thousands of
                                      -----------------------------------------------------
                                              Korean Won            U.S. Dollars (Note 3)
                                      -------------------------   -------------------------
                                          2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
ORDINARY INCOME                       W61,300,391   W51,797,596   $    46,216   $    39,051

Extraordinary item
   Gain on settlement of troubled
     loans sold                                 -    30,000,777             -        22,618
                                      -----------   -----------   -----------   -----------

INCOME BEFORE INCOME TAX EXPENSES      61,300,391    81,798,373        46,216        61,669

INCOME TAX EXPENSES (Note 23)          10,194,786    10,669,477         7,686         8,044
                                      -----------   -----------   -----------   -----------

NET INCOME                            W51,105,605   W71,128,896   $    38,530   $    53,625
                                      ===========   ===========   ===========   ===========
EARNINGS PER COMMON SHARE (Note 24)   W       284   W       407   $      0.21   $      0.31
(in Korean Won and U.S. Dollars)      ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                        GOOD MORNING SECURITIES CO., LTD.

                         STATEMENTS OF APPROPRIATIONS OF
                                RETAINED EARNINGS
                   For the years ended March 31, 2002 and 2001

                 Dates of appropriations : May 26, 2001 for 2001
                                           May 25, 2002 for 2002

                                                                      In Thousands of
                                                   -----------------------------------------------------
                                                           Korean Won            U.S. Dollars (Note 3)
                                                   -------------------------   -------------------------
                                                      2002          2001          2002          2001
                                                   -----------   -----------   -----------   -----------
RETAINED EARNINGS BEFORE APPROPRIATIONS
  Unappropriated retained earnings
     carried over from the prior year              W         -   W         -   $         -   $         -
  Net income                                        51,105,605    71,128,896        38,530        53,625
                                                   -----------   -----------   -----------   -----------
                                                    51,105,605    71,128,896        38,530        53,625
                                                   -----------   -----------   -----------   -----------

TRANSFER FROM VOLUNTARY RESERVES
  Reserve for losses on securities transactions      9,894,251     3,006,741         7,459         2,267
                                                   -----------   -----------   -----------   -----------

APPROPRIATIONS OF RETAINED EARNINGS
  Reserve for losses on securities transactions              -     1,762,905             -         1,329
  Amortization of discount on stock issuance        60,999,856    72,372,732        45,989        54,563
                                                   -----------   -----------   -----------   -----------
                                                    60,999,856    74,135,637        45,989        55,892
                                                   -----------   -----------   -----------   -----------

UNAPPROPRIATED RETAINED EARNINGS
  CARRIED OVER TO THE SUBSEQUENT YEAR              W         -   W         -   $         -   $         -
                                                   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                        GOOD MORNING SECURITIES CO., LTD.

                            STATEMENTS OF CASH FLOWS
                   For the years ended March 31, 2002 and 2001

                                                                             In Thousands of
                                                    ----------------------------------------------------------------
                                                              Korean Won                   U.S. Dollars (Note 3)
                                                    ------------------------------    ------------------------------
                                                        2002             2001              2002            2001
                                                    -------------    -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                        W  51,105,605    W  71,128,896    $      38,530    $      53,625
                                                    -------------    -------------    -------------    -------------

  Items to reconcile net income to net cash provided by operating activities:

   Interest income                                     (1,213,115)      (2,721,055)            (915)          (2,051)
   Reversal of reserve for losses on guarantees                 -       (3,815,250)               -           (2,876)
   Loss on valuation of securities, net                 5,941,559        5,288,445            4,479            3,987
   Loss on valuation of options, net                     (278,983)         (21,596)            (210)             (16)
   Depreciation and amortization                       20,314,314       18,932,834           15,315           14,274
   Provision for severance benefits                     6,690,380        6,406,792            5,044            4,830
   Bad debt expenses                                   24,401,901        7,494,663           18,397            5,650
   Compensation cost for stock option                   1,699,536        3,663,972            1,281            2,762
   Loss on foreign currency translation, net                    -        2,721,689                -            2,052
   Loss on disposal of property and
    equipment, net                                        144,305          277,088              109              209
   Gain on disposal of investment assets, net             (76,217)        (112,776)             (57)             (85)
   Loss on disposal of investment securities, net          80,502        3,463,337               61            2,611
   Investment securities reduction loss                   150,706           10,000              114                8
   Loss (gain) on equity method valuation              (1,064,206)       2,461,988             (802)           1,856
   Loss (gain) on valuation of investment in
     Market Stabilization Fund                        (32,329,533)       8,751,323          (24,374)           6,598
   Other, net                                            (840,283)         (44,313)            (634)             (34)
                                                    -------------    -------------    -------------    -------------
                                                       23,620,866       52,757,141           17,808           39,775
                                                    -------------    -------------    -------------    -------------

  Changes in operating assets and liabilities:

   Decrease in marketable securities                   31,202,250       89,687,442           23,524           67,617
   Decrease (increase) in accounts receivable
    from customers                                    (58,419,857)      19,451,324          (44,044)          14,665
   Decrease (increase) in deposits segregated
    under regulation                                 (239,496,232)     132,205,247         (180,561)          99,672
   Decrease (increase) in deposits from customers     249,500,197     (205,123,596)         188,103         (154,647)
   Decrease (increase) in accrued revenue              (1,257,529)         434,226             (948)             327
   Decrease in advance payments                           193,010          156,663              146              118
   Decrease (increase) in prepaid expenses                (21,157)       1,516,348              (16)           1,143
   Decrease (increase) in prepaid income tax             (249,278)         550,539             (188)             415

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                  For the years ended March 31, 2002 and 2001

                                                                                        In Thousands of
                                                           ------------------------------------------------------------------------
                                                                       Korean Won                       U.S. Dollars (Note 3)
                                                           ----------------------------------    ----------------------------------
                                                                2002                2001               2002              2001
                                                           ---------------    ---------------    ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES, Continued:

  Changes in operating assets and liabilities, Continued:

   Decrease in deferred income tax assets                  W    10,194,787    W    10,669,477    $         7,686    $         8,044
   Increase (decrease) in securities sold                          980,427           (404,654)               739               (305)
   Increase (decrease) in accrued expenses                      19,605,152        (27,016,532)            14,781            (20,368)
   Payment of severance benefits                                (2,056,020)        (2,933,565)            (1,550)            (2,212)
   Increase in retirement trust                                 (2,295,351)        (1,692,699)            (1,731)            (1,276)
   Refund of contribution to national
    pension fund                                                    97,268            168,535                 73                127
   Other                                                          (113,584)           226,800                (85)               171
                                                           ---------------    ---------------    ---------------    ---------------
                                                                 7,864,083         17,895,555              5,929             13,491
                                                           ---------------    ---------------    ---------------    ---------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                       82,590,554        141,781,592             62,267            106,891
                                                           ---------------    ---------------    ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  CASH INFLOWS FROM INVESTING ACTIVITIES

   Decrease in short-term financial instruments                107,189,618         24,584,372             80,813             18,535
   Decrease in call loans                                      775,800,000        574,500,000            584,891            433,127
   Decrease in loans to customers                              116,244,567        137,813,178             87,639            103,900
   Decrease in other accounts receivable                        32,586,153         39,710,438             24,567             29,939
   Decrease in investment securities                            23,496,832         60,124,301             17,715             45,329
   Decrease in long-term financial instruments                     105,000            160,475                 79                121
   Decrease in long-term loans                                   3,963,299          5,387,423              2,988              4,062
   Decrease in guarantee deposits                               18,320,468          9,766,576             13,812              7,363
   Decrease in troubled loans                                   19,534,548         15,257,118             14,728             11,503
   Decrease in collective fund for default loss                    207,178            845,720                156                637
   Disposal of property and equipment                              980,592            263,792                739                199
   Other                                                         1,519,465            871,501              1,146                657
                                                           ---------------    ---------------    ---------------    ---------------
                                                             1,099,947,720        869,284,894            829,273            655,372
                                                           ---------------    ---------------    ---------------    ---------------

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                  For the years ended March 31, 2002 and 2001

                                                                            In Thousands of
                                                   -----------------------------------------------------------------
                                                              Korean Won                  U.S. Dollars (Note 3)
                                                   -------------------------------   -------------------------------
                                                        2002             2001             2002             2001
                                                   --------------   --------------   --------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES, Continued:

  CASH OUTFLOWS FROM INVESTING ACTIVITIES

   Increase in short-term financial instruments    W   59,258,449   W            -   $       44,676   $            -
   Increase in call loans                             775,800,000      454,500,000          584,891          342,657
   Increase in loans to customers                     159,201,496      130,154,569          120,025           98,126
   Increase in other accounts receivable               30,210,399       26,754,353           22,776           20,171
   Acquisition of investment securities                 7,060,316       39,049,241            5,323           29,440
   Increase in long-term financial instruments             52,500           55,500               40               42
   Increase in long-term loans                          3,903,504        3,806,521            2,943            2,870
   Increase in troubled loans                          33,468,344       13,140,887           25,233            9,907
   Increase in guarantee deposits                      10,917,623        7,800,987            8,231            5,881
   Increase in collective fund for default loss         1,221,455          792,645              921              597
   Acquisition of property and equipment               10,426,824       21,615,527            7,861           16,296
   Increase in intangible assets                        6,032,186        3,365,629            4,548            2,538
   Other                                                1,042,746          412,841              786              311
                                                   --------------   --------------   --------------   --------------
                                                    1,098,595,842      701,448,700          828,254          528,836
                                                   --------------   --------------   --------------   --------------

NET CASH PROVIDED BY INVESTING
  ACTIVITIES                                            1,351,878      167,836,194            1,019          126,536
                                                   --------------   --------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  CASH INFLOWS FROM FINANCING ACTIVITIES

   Increase in short-term borrowings                   68,243,469                -           51,450                -
   Increase in securities sold under
    repurchase agreements                               6,333,780                -            4,775                -
   Increase in other accounts payable                   6,060,496       43,371,783            4,569           32,699
   Increase in long-term debt                          30,000,000       40,000,000           22,617           30,157
   Increase in guarantee deposits received              4,520,162        9,379,494            3,408            7,071
                                                   --------------   --------------   --------------   --------------
                                                      115,157,907       92,751,277           86,819           69,927
                                                   --------------   --------------   --------------   --------------

   The accompanying notes are an integral part of these financial statements.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                  For the years ended March 31, 2002 and 2001

                                                                            In Thousands of
                                                   ----------------------------------------------------------------
                                                             Korean Won                  U.S. Dollars (Note 3)
                                                   ------------------------------    ------------------------------
                                                       2002             2001              2002            2001
                                                   -------------    -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES, Continued:

 CASH OUTFLOWS FROM FINANCING ACTIVITIES

   Decrease in short-term borrowings               W  81,468,401    W 344,196,742    $      61,421    $     259,497
   Decrease in securities sold under
     repurchase agreements                                     -          866,000                -              653
   Decrease in current maturities
     of long-term debt                                97,420,000                -           73,447                -
   Decrease in other accounts payable                    771,418       65,044,324              581           49,038
   Decrease in guarantee deposits received            25,727,750        6,419,124           19,397            4,839
   Other                                                 138,660           22,964              104               17
                                                   -------------    -------------    -------------    -------------
                                                     205,526,229      416,549,154          154,950          314,044
                                                   -------------    -------------    -------------    -------------

   NET CASH USED IN FINANCING
     ACTIVITIES                                      (90,368,322)    (323,797,877)         (68,131)        (244,117)
                                                   -------------    -------------    -------------    -------------

   NET DECREASE IN CASH AND
     CASH EQUIVALENTS                                 (6,425,890)     (14,180,091)          (4,845)         (10,690)

   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF THE YEAR                            12,033,950       26,214,041            9,073           19,763
                                                   -------------    -------------    -------------    -------------

   CASH AND CASH EQUIVALENTS AT
    END OF THE YEAR                                W   5,608,060    W  12,033,950    $       4,228    $       9,073
                                                   =============    =============    =============    =============

   The accompanying notes are an integral part of these financial statements.

                        GOOD MORNING SECURITIES CO., LTD.

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 2002 and 2001

1.    The Company:

      Good Morning Securities Co., Ltd. (the "Company") was incorporated in 1973 under the name of HyoSeong Securities Co., Ltd. and was organized pursuant to the laws of the Republic of Korea to engage in securities trading. The Company changed its name to Ssangyong Investment & Securities Co., Ltd. in 1983 and to Good Morning Securities Co., Ltd. in 1999. In 1986, the Company's shares were listed on the Korean Stock Exchange and as of March 31, 2002, all issued and outstanding shares are publicly traded.

      In accordance with its articles of incorporation, the Company is authorized to issue up to 450 million common shares and 150 million preferred shares. As of March 31, 2002, 179,705,647 shares of common stock (par value: W5,000 per share) and 7,020,000 shares of preferred stock
      (par value: W5,000 per share) were issuED ANd outstanding.

      Preferred stocks issued before June 1, 1998 are non-participating, non-cumulative and non-voting, but may receive an additional dividend of 1% over those paid to common shareholders. Preferred stocks issued after June 1, 1998 are participating, cumulative and non-voting and may receive dividends of over 3% as determined by board of directors at issuance. Preferred stocks are given the right to vote if dividends on preferred stocks are not paid until such time as dividends on preferred stock are paid. At March 31, 2002, total outstanding shares of preferred stock issued before June 1, 1998 are 7,020,000 shares. No preferred stocks were issued after June 1, 1998.

      In accordance with its articles of incorporation, the Company is authorized to issue up to 50 million shares of preferred stock which can be converted into common stock during certain periods, and up to 50 million shares of preferred stock which can be redeemed after certain periods. No such preferred stock has been issued as of March 31, 2002.

      In accordance with its articles of incorporation, the Company is authorized to issue convertible bonds and debentures with stock purchase options up to W1,000,000 million each. No convertible bonds and debentures WITh stock purchase options have been issued as of March 31, 2002.

      In accordance with its articles of incorporation, the Company may grant stock purchase options to its employees and directors up to 15% of the total issued and outstanding shares through a resolution of the shareholders. As of March 31, 2002, stock purchase options of 8,719,850 shares have been granted and none of stock purchase options have been exercised (see Note 22).

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

1.    The Company, Continued:

      The Company is required to maintain a Capital Adequacy Ratio ("CAR") of more than 100% pursuant to the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law. A CAR is a ratio of net operating capital to total risks exposed, which include market risk, counter party risk, fundamental risk, credit concentration risk and risk adjustments.

2.    Summary of Significant Accounting Policies:

      The significant accounting policies followed by the Company in the preparation of its financial statements in accordance with the Financial Accounting Standards and Financial Accounting Standards for Securities Industry of the Republic of Korea are summarized below:

      Basis of Financial Statement Presentation -

      The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

      Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

      Revenue Recognition -

      The Company recognizes commissions and trading gains and losses on the contract date.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Cash and Cash Equivalents -

      Checking accounts, passbook accounts, marketable securities and short-term financial instruments are recorded as cash equivalents if readily convertible into cash without material transaction cost, and whose risk of value fluctuation arising from changes in interest rate is not material, and have maturity of three months or less at the time of acquisition.

      Financial Instruments -

      Time deposits, installment deposits, restricted bank deposits and other standardized financial instruments issued by financial institutions are recorded as financial instruments.

      Marketable Securities -

      Marketable securities and derivatives (comprising primarily the short positions on securities) are stated at market value and resulting gain
      (loss) is recognized currently.

      Allowance for Doubtful Accounts -

      The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of amount receivable.

      The Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law provides guidelines for calculating the allowance for doubtful accounts. These guidelines are meant to represent the minimum level of allowances that securities firms should maintain. These guidelines require that all loans and receivables should be classified based on a number of factors including the financial position of the debtors, the repayment history, the Company's past relationship and dealings with the debtors and the value of any security interest. In accordance with these guidelines, loans and receivables have been classified as of March 31, 2002 as normal, special attention, substandard, doubtful or estimated loss.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Allowance for Doubtful Accounts, Continued -

      Loans and receivables at March 31, 2002 and 2001 by risk classification and percentages of loss applied in order to determine the allowance for doubtful accounts are as follows :

                       Millions of Won
                     -------------------
    Classification     2002       2001    Percentages of Loss
-------------------- --------   --------  -------------------
Normal               W147,308   W 45,562        0.5%
Special attention       2,613     18,650          2%
Substandard            43,611      2,264         20%
Doubtful               34,021     27,887         75%
Estimated loss (*)     57,119     88,251        100%
                     --------   --------
                     W284,672   W182,614
                     ========   ========

(*) The amounts include a W 10,271 million and W 20,538 million of the difference between the book vALUE and the present value of restructured loans as of March 31, 2002 and 2001, respectively.

      Discount on Present Value -

      The Company recorded the difference between the previous book value and the present value discounted at effective interest rate of troubled loans restructured by a reorganization plan approved by the court or agreed to by creditors as a discount on present value account. A discount on present value is amortized over the reorganized maturity periods using the effective interest rate method.

      Investment Securities -

      Investments in non-marketable securities excluding subsidiaries and affiliated companies are stated at cost, except when fair value declines significantly compared to acquisition cost and is not expected to recover. If the investment is reduced to the fair value, the reduction loss is recognized currently. If the fair value recovers, a valuation gain is recognized currently up to acquisition cost.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Investment Securities, Continued -

      Investments in publicly traded companies excluding subsidiaries and affiliated companies, classified as non-current assets, are stated at market value. The temporary difference between the market value and the acquisition cost is treated as a loss or gain on valuation of investment securities, a component of shareholders' equity. This valuation loss
      (gain) is offset against future valuation gain (loss) or netted against the gain (loss) on disposal of investments. If market value declines significantly and is not expected to recover, the valuation loss is recognized currently.

      The investment in the Securities Market Stabilization Fund is stated at market value and the valuation loss (gain) is recognized currently.

      Investments in subsidiaries and affiliated companies over which the Company has management control are stated using the equity method of accounting. Differences between the initial acquisition cost and the Company's initial proportionate ownership of the net equity of the investees ("Adjustment on Investment") are amortized over 5 years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the net equity of the investees as current gain (loss), adjustment to retained earnings or capital adjustments, depending on the nature of the underlying changes in the net equity of the investees.

      Investments in debt securities are recorded at market value. The difference between acquisition cost and par value is amortized over the maturity period using the effective interest rate method. The difference between the market value and the book value is treated as gain (loss) on valuation of investment securities, a component of shareholders' equity. However, investments in debt securities intended to be held to maturity are stated at cost.

      Property, Equipment and Related Depreciation -

      Property and equipment are recorded at cost and depreciation is computed using the straight-line method based on the estimated useful lives of the assets as described below.

                                 Estimated Useful Lives (years)
                                 ------------------------------
Buildings                                   40 - 60
Vehicles                                          4
Furniture and fixtures                            4
Other                                            15

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Maintenance and Repairs -

      Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or extend the useful lives of the related assets are capitalized.

      Intangible Assets -

      Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods ranging from 4 to 5 years.

      Securities Sold under Repurchase Agreements -

      Securities sold under repurchase agreements are stated at their sales price as liability.

      Foreign Currency Translation -

      Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates prevailing at the balance sheet date (in case of U.S. Dollars at March 31, 2002,
      US$1=W1,326.4). Resulting exchange gains or losses are recognized currently.

      Monetary assets and liabilities denominated in foreign currencies at March 31, 2002, comprise the following:

                                                                 Thousands of Won
                                                   ------------------------------------------------
                              Foreign Currency                   Foreign Currency  Foreign Currency
       Accounts                    Amount          Korean Won    Translation Gain  Translation Loss
       --------               ----------------     ----------    ----------------  ----------------
Cash and cash equivalents       US$2,270,749       W3,011,922       W    9,028         W      -
                                ============       ==========       ==========         ========

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Accrued Severance Benefits -

      Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

      Actual payments of severance benefits (including National Pension Fund remittances) for the years ended March 31, 2002 and 2001 amounted to W2,056,020 thousand and W2,933,565 thousand, respectively.

      The Company deposited a portion of accrued severance benefits with a retirement trust, which shall only be withdrawn by employees and directors on their retirement. Deposits made with this retirement trust are deducted from severance benefits liability. Also, in accordance with the National Pension Act, a certain portion of accrued severance benefits is remitted to the National Pension Fund and deducted from the severance benefits liability. The contributed amount shall be refunded from the National Pension Fund to employees on their retirement.

      Reserve for Losses on Securities Transactions -

      In accordance with the revised Korean Securities and Exchange Law as of January 26, 2002, the Company reverses the reserve for losses on securities transactions equally over 3 year periods from the year ended March 31, 2002. The reversed amounts will be added to the unappropriated retained earnings.

      Treasury Stock -

      Treasury stock is stated at cost. Gain on disposal of treasury stock is charged to capital surplus. Loss on disposal of treasury stock is first offset against gain on disposal of treasury stock, if any, and the remainder is charged to capital adjustment, a component of shareholders' equity.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued:

      Discount on Stock Issuance -

      When cash inflows (less stock issuance cost) are less than par value of stock issued, the difference is charged to additional paid-in capital or capital adjustment, a component of shareholders' equity and amortized equally over 3 years. Such amortization is charged to unappropriated retained earnings. However, if there is not sufficient unappropriated retained earnings, the amortization is deferred to the subsequent year.

      Stock Purchase Options -

      Compensation cost related stock purchase options is calculated using the minimum value method which estimates the fair value of the stock purchase option assuming the volatility of the future stock price is zero. The compensation cost is allocated over required service periods and charged to general and administrative expenses.

      Accounting for Derivatives -

      The Company recorded assets and liabilities related to derivatives in the accompanying balance sheet and stated them at market value.

      Income Tax expense -

      The Company applies the deferred method of accounting for income taxes. Under this method, the future tax effects of temporary differences between the financial and tax bases of assets and liabilities are reflected in the balance sheet.

      Deferred income tax assets and liabilities are determined using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes comprise corporate tax, resident tax and agriculture and fishery development special surtax.

      Earnings Per Share -

      Earnings per share are computed based on earnings available to common shareholders, using the weighted average number of common share outstanding during the period.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

3.    United States Dollar Amounts:

      The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. Dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. Dollars at the rate of W1,326.4:US$1, the rate in effect on March 31, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted, realized or settled in U.S. Dollars at this rate.

      The 2001 U.S. Dollar amounts, which were previously expressed at W1,328.0:US$1, the rate prevailing on March 31, 2001, have been restated to reflect the exchange rate in effect on March 31, 2002.

4.    Cash and cash equivalents:

      Cash and cash equivalents at March 31, 2002 and 2001 comprise the following:

                                           Annual
                                      Interest Rate (%)       Thousands of Won
                                      -----------------   -------------------------
                                           2002               2002         2001
                                      -----------------   -----------   -----------
Cash on hand and
 in checking accounts                             -       W   673,108   W   150,197
Passbook accounts                                 1         1,923,030     1,176,384
Foreign currency passbook
 accounts                                   0.6-3.9         3,011,922    10,707,369
                                                          -----------   -----------
                                                          W 5,608,060   W12,033,950
                                                          ===========   ===========
U.S. Dollars equivalent in thousands                      $     4,228   $     9,073
                                                          ===========   ===========

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

5.    Financial Instruments:

      Financial instruments at March 31, 2002 and 2001 comprise the following:

                                          Annual
                                     Interest Rate (%)              Thousands of Won
                                     -----------------       ------------------------------
                                            2002                 2002             2001
                                     -----------------       -------------    -------------
Certificates of deposits                  4.6-5.0            W  59,258,449    W           -
Time deposits                             4.2-4.6               14,434,991        4,809,992
Money market deposit accounts             3.8-8.0              168,727,386      285,592,004
Other deposits                                  -                   40,500           43,000
                                                             -------------    -------------
                                                               242,461,326      290,444,996
Long-term financial instruments                                   (290,491)        (342,991)
                                                             -------------    -------------
                                                             W 242,170,835    W 290,102,005
                                                             =============    =============
U.S. Dollars equivalent in thousands                         $     182,578    $     218,714
                                                             =============    =============

      At March 31, 2002, W10,385,000 thousand of time deposit is pledged as collateral by Franklin Templeton Investment Trust Management Co., Ltd. ("FTITMC") in relation to the sales of beneficiary certificates managed by FTITMC. (See Notes 7 and 18). Other deposits represent guarantee deposits for the Company's checking accounts.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

6.    Deposits Segregated under Regulation:

      Deposits segregated under regulation at March 31, 2002 and 2001 comprise the following:

                                                        Annual
                                                  Interest Rate (%)        Thousands of Won
                                                  -----------------  -------------------------------
                                                         2002            2002              2001
                                                         ----        ------------      ------------
Subscription deposits                                    (*)         W134,145,499      W     30,240
Deposits for withdrawal of customer deposits             (*)          507,100,000       369,400,000
Deposits for withdrawal of customer deposits
  for futures and options                                (*)           15,347,700        28,000,000
Guarantee deposits for futures
  and options proprietary trading                        (*)            3,398,660         7,472,813
Guarantee deposits for futures
  and options agency trading                             (*)           17,242,126        32,834,700
                                                                     ------------      ------------
                                                                     W677,233,985      W437,737,753
                                                                     ============      ============
U.S. Dollar equivalent in thousands                                  $    510,581      $    330,020
                                                                     ============      ============

(*) Annual interest rate was not determined at March 31, 2002, because depository will pay an interest based on their operating results.

According to the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law, the Company is to deposit with the Korean Securities Finance Corporation ("KSFC") or other banks the amount of deposits from customers for the customer's claims. Also, the Company is to deposit cash or securities with Korean Stock Exchange as a guarantee deposit for the Company's agency and proprietary trading.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

7.    Marketable Securities:

      Marketable securities at March 31, 2002 and 2001 comprise the following:

                                             Thousands of Won
                                        ---------------------------
                                            2002           2001
                                        ------------   ------------
Stock                                   W 43,675,954   W  6,686,135
Government and public bonds              106,457,310     39,303,308
Corporate bonds                            2,020,260     10,732,053
Beneficiary certificates                  33,699,746    190,003,852
Long positions on stock index options        641,294        252,641
Stocks in foreign currency                 1,030,189        395,344
                                        ------------   ------------
                                        W187,524,753   W247,373,333
                                        ============   ============
U.S. Dollar equivalent in thousands     $    141,379   $    186,500
                                        ============   ============

      At March 31, 2002, W 7,684,623 thousand of marketable securities is pledged as collateral for contractual obligations.

      Debt securities at March 31, 2002 and 2001 comprise the following:

                                                                Thousands of Won
                                   ---------------------------------------------------------------------------
                                                                2002                                  2001
                                   ------------------------------------------------------------   ------------
                                         Par         Acquisition       Fair           Book           Book
                                        Value            Cost          Value          Value          Value
                                   --------------   -------------   ------------   ------------   ------------
Government and
   public bonds                    W  105,289,631   W 105,005,637   W106,457,310   W106,457,310   W 39,303,308
Corporate bonds                         1,836,600       1,992,934      2,020,260      2,020,260     10,732,053
                                   --------------   -------------   ------------   ------------   ------------
                                   W  107,126,231   W 106,998,571   W108,477,570   W108,477,570   W 50,035,361
                                   ==============   =============   ============   ============   ============
U.S. Dollar equivalent
   in thousands                    $       80,765   $      80,668   $     81,783   $     81,783   $     37,723
                                   ==============   =============   ============   ============   ============

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

7.    Marketable Securities, Continued:

      At March 31, 2002 and 2001, W37,599,328 thousand and W33,006,546 thousand of the above debt securities are secured against securities sold under repurchase agreements.

      As of March 31, 2002, the Company holds beneficiary certificates of W33,826 million which include W10,869 million of guaranteed bonds issued by financially troubled companies, including the Daewoo group of companies. Also, the Company sold beneficiary certificates to customers of W4,429,310 million which include W8,357 million of the guaranteed bonds of the above-mentioned companies. The guaranteed bonds may not be repaid at the book value. The details of the guaranteed bonds of those companies included in the beneficiary certificates held or sold by the Company are as follows:

                                                Millions of Won
                              ---------------------------------------------------
                              Daewoo guaranteed
                                  bonds and
                               Seoul Guarantee     Hynix Semiconductor
                               Insurance bonds           and etc.          Total
                               ---------------           --------          -----
Held by the Company                W 2,808               W 7,863          W10,671
Sold to customers                    8,319                    38            8,357
                                   -------               -------          -------
                                   W11,127               W 7,901          W19,028
                                   =======               =======          =======
U.S. Dollar equivalent in
  thousands                        W 8,389               W 5,957          W14,346
                                   =======               =======          =======

      The Company made a contract with Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the Dawoo group companies. Accordingly, the Company's time deposit of W10,385 million is held as collateral by Franklin Templeton Investment Trust Management Co., Ltd (See Note 5 and 18).

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

8.    Securities in Custody:

      Securities in custody, deposited by customers as collateral for margin transactions, represent an offset to the customer securities in custody account. As of March 31, 2002 and 2001, securities in custody comprise the following:

                                         Thousands of Won
                                     -------------------------
                                         2002         2001
                                     ------------  -----------
Equity securities                    W151,084,023  W83,538,770
Debt securities                           154,114      450,140
                                     ------------  -----------
                                     W151,238,137  W83,988,910
                                     ============  ===========
U.S. Dollar equivalent in thousands  $    114,022  $    63,321
                                     ============  ===========

9. Investment Securities:

      Investment securities at March 31, 2002 and 2001 comprise the folloWing:

                                                                          Thousands of Won
                                                             ---------------------------------------------------------
                                                                               2002                           2001
                                                             ------------------------------------------   ------------
                                     Book    Percentage of           Acquisition           Market Value      Book
                                    Shares   OWnership (%)       Cost      or Net Equity      Value          Value
                                  ---------  -------------   ------------  ------------   -------------   ------------
(A) Investments in subsidiaries
      and affiliated companies
  Good Morning Investment
    Trust Management
    Co., Ltd.                     3,000,000     100.0        W 16,481,886  W 14,245,073   W  15,381,185   W 15,583,218
  Good Morning Securities
    Europe Limited                5,000,000     100.0           6,498,268     4,703,111       4,703,111      5,766,000
  Good Morning Securities
    USA Inc.                         15,000     100.0           3,341,884     6,631,149       6,631,149      4,249,113
  Korea Asia Fund
    Management Co., Ltd.                  -         -                   -             -               -         32,767
  Strategic Portfolio
   Management (L) Ltd.                    -         -                   -             -               -      7,459,193
  Venture Gate II
    Partnership                     800,000      20.0             800,000       786,790         800,000        800,000
                                                             ------------  ------------   -------------   ------------
                                                               27,122,038    26,366,123      27,515,445     33,890,291
                                                             ------------  ------------   -------------   ------------

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

9.    Investment Securities, Continued:

                                                                              Thousands of Won
                                                                 ---------------------------------------------------------
                                                                                   2002                           2001
                                                                 ------------------------------------------   ------------
                                         Book    Percentage of           Acquisition           Market Value      Book
                                        Shares   Ownership (%)       Cost      or Net Equity      Value          Value
                                      ---------  -------------   ------------  -------------  -------------   ------------
(B) Investments in partnerships
      Securities Market
    Stabilization Fund                      -         7.7         31,162,927     47,984,873      47,984,873     27,595,758
    Korean Stock Exchange                   -         3.2          2,612,076     19,000,291       2,612,076      2,612,076
    Good-KDB 2nd SPC                        -         6.0          3,000,000      3,114,750       3,000,000              -
    Others                                  -         1.0                150              -               -            100
                                                                 -----------   ------------   -------------   ------------
                                                                  36,775,153     70,099,914      53,596,949     30,207,934
                                                                 -----------   ------------   -------------   ------------
(C) Investments in foreign
      equity securities

    Korea Schroder Fund
      Management Limited
        - Common Stock                 18,375         8.8             43,848         27,026          43,848         43,848
        - Preferred Stock              12,833         6.1             25,732         18,949          25,732         25,732
                                                                 -----------   ------------   -------------   ------------
                                                                      69,580         45,975          69,580         69,580
                                                                 -----------   ------------   -------------   ------------
(D) Investments in equity securities        -           -         27,177,151     24,741,742      19,792,760     16,117,983
(E) Investments in debt securities          -           -          3,187,508              -               -      2,410,177
(F) Investments in foreign debt
      securities                            -           -                  -              -               -      6,045,352
                                                                 -----------   ------------   -------------   ------------
                                                                 W94,331,430   W121,253,754   W 100,974,734   W 88,741,317
                                                                 ===========   ============   =============   ============
U.S. Dollar equivalent in thousands                              $    71,118   $     91,416   $      76,127   $     66,904
                                                                 ===========   ============   =============   ============

      In accordance With accounting principles generally accepted in the Republic of Korea, the Company's investments in Venture Gate II Partnership Was stated at acquisition cost due to the size of their assets being below the threshold for applying the equity method of accounting.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

9.    Investment Securities, Continued:

      Investment in subsidiaries and affiliated companies are stated using the equity method and the accumulated net gains as of March 31, 2002 comprise the folloWing (In thousand Won):

                                     Loss from      Capital      Current year                  Adjustment
                                     prior year    adjustment     gain (loss)      Total      on investment
                                    -----------  -------------   ------------  -------------  -------------
Good Morning Investment
    Trust Management
    Co., Ltd.                       W  (898,668) W           -   W   (202,033) W  (1,100,701) W   1,136,112
Good Morning Securities
   USA Inc.                          (1,169,613)     2,114,700      2,344,178      3,289,265              -
Good Morning Securities
   Europe Limited.                   (3,105,901)     2,388,683     (1,077,939)    (1,795,157)             -
                                    -----------  -------------   ------------  -------------  -------------
                                    W(5,174,182) W   4,503,383   W  1,064,206  W     393,407  W   1,136,112
                                    ===========  =============   ============  =============  =============
U.S.Dollar equivalent
   in thousands                     $    (3,901) $       3,395   $        802  $         296  $         857
                                    ===========  =============   ============  =============  =============

      As of March 31, 2002, the Company has recorded W1,427,931 thousand of loss on valuation of investments in publicly traded companies as a capital adjustment. During the year ended March 31, 2002, the Company currently recognized W32,329,533 thousand of gain on the valuation of investments in the Securities Market Stabilization Fund Which are included in the investments in partnership.

      During the year ended March 31, 2002, the Company recorded W150,706 thousand of investments securities reduction loss for investments in partnerships and debt securities Whose net equity declined significantly and is not expected to recover.

      During the year ended March 31, 2002, the Company is in the process of liquidating its offshore fund, Strategic Portfolio Management (L) Ltd., Which had been recorded at W7,459,193 thousand as investments in foreign equity securities and collected W13,196,430 thousand. In connection With this transaction, the Company recognzied W5,737,237 thousand of gain on disposal of investment securities.

      At March 31, 2002, W50,596,949 thousand of investment securities is pledged as collateral for contractual obligations and borroWings (see Note
      13)

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

10.   Troubled Loans:

      Troubled loans at March 31, 2002 and 2001 comprise the folloWing:

                                                  Thousands of Won
                                          --------------------------------
                                               2002              2001
                                          ---------------   --------------
Receivables for substitution payment      W    82,639,056   W   82,742,727
Dishonored bonds                               46,400,804       39,230,122
Dishonored notes receivable                     4,226,932        9,713,417
                                          ---------------   --------------
                                              133,266,792      131,686,266
  Less : discount on present value            (10,271,247)     (20,537,739)
         alloWance for doubtful accounts      (77,073,877)     (86,920,709)
                                          ---------------   --------------
                                          W    45,921,668   W   24,227,818
                                          ===============   ==============
  U.S. Dollar equivalent in thousands     $        34,621   $       18,266
                                          ===============   ==============

      At March 31, 2002, troubled loans, Which Were restructured by reorganization plans, approved by the court or agreed to by creditors comprise the folloWing:

                                                                                            Millions of Won
                                                                                 --------------------------------------
                                            Date of                   Discount      Book       Present    Discount on
                                           Approval      Maturity      Rate(%)      Value       Value     Present Value
                                          -----------  ------------  ----------  -----------  ----------  -------------
Receivables for substitution
    payment                                  1997.9.1   2009.11.30
                                           ~2002.3.21  ~2013.12.31    11.6~17.5  W    47,373  W   41,053   W    6,320
Dishonored bond                             1998.8.27   2010.12.30
                                          ~2000.10.20  ~2013.12.30    12.5~14.2        5,969       2,273        3,696
Dishonored notes receivable                 2000.9.15   2004.12.31          9.5        1,157         902          255
                                                                                 -----------  ----------   ----------
                                                                                 W    54,499  W   44,228   W   10,271
                                                                                 ===========  ==========   ==========

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

11.   Collective Fund for Default Loss:

      In accordance With the Korean Securities and Exchange LaW, the Company has deposited With the Korean Stock Exchange and the Korea Securities Dealers Association an amount equal to 0.001% of its total trading value during the year related to potential losses on unsettled trading.

12.   Property and Equipment:

      Property and equipment at March 31, 2002 and 2001 comprise the folloWing:

                                           Thousands of Won
                                     -----------------------------
                                          2002            2001
                                     -------------   -------------
Buildings                            W 140,802,833   W 139,552,125
Vehicles                                   199,652         213,411
Furniture and fixtures                  96,530,121     101,188,828
Other                                        8,690           8,690
                                     -------------   -------------
                                       237,541,296     240,963,054
   Less: accumulated depreciation      (91,468,562)    (87,674,904)
                                     -------------   -------------
                                       146,072,734     153,288,150
Land                                    22,410,262      22,410,262
Construction in progress                         -       1,039,084
                                     -------------   -------------
                                     W 168,482,996   W 176,737,496
                                     =============   =============
U.S. Dollar equivalent in thousands  $     127,023   $     133,246
                                     =============   =============

      At March 31, 2002, buildings, furniture and fixtures are insured against fire and other casualty losses of up to W187,746,024 thousand and certain property has been pledged as collateral up to a maximum of W100,751,112 thousand for several borroWings and leasehold agreements (see Note 15).

      As March 31, 2002, land, recorded at cost at W22,410,262 thousand, had a posted land price issued by the Korean tax authority of W34,782,730 thousand.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

13.   Short-Term BorroWings:

      Short-term borroWings at March 31, 2002 and 2001 comprise the folloWing:

                                     Annual Interest
                                         Rate (%)              Thousands of Won
                                     ---------------    ----------------------------
                                           2002             2002            2001
                                     ---------------    ------------    ------------
Call money                                     -        W          -    W 81,000,000
Bank overdrafts                                -                   -         468,401
General term loans                           0.5          50,000,000               -
BorroWings from KSFC                     3.0-4.3          61,921,871      53,678,402
Other                                       7.03          10,000,000               -
                                                        ------------    ------------
                                                        W121,921,871    W135,146,803
                                                        ============    ============
  U.S. Dollar equivalent in thousands                   $     91,919    $    101,890
                                                        ============    ============

      As an authorized member of the Korean Stock Exchange, the Company is entitled to borroW funds or securities from the KSFC based on the amounts of deposits segregated under the regulation (see Note 6)

      At March 31, 2002, certain securities are pledged as collateral for the above borroWings (see Note 9).

14.   Deposits from Customers:

      Deposits from customers at March 31, 2002 and 2001 comprise the folloWing:

                                             Thousands of Won
                                       ----------------------------
                                           2002            2001
                                       ------------    ------------
Cash deposits received from
    customers for securities
    brokerage transactions             W633,951,190    W386,260,944
Guarantee deposits received
    in cash from customers
    for margin transactions               5,438,647       3,628,696
                                       ------------    ------------
                                       W639,389,837    W389,889,640
                                       ============    ============
U.S. Dollar equivalent in thousands    $    482,049    $    293,946
                                       ============    ============

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

15.   Long-term debt:

      Long-term debt at March 31, 2002 and 2001 comprises the folloWing:

                                         Annual
                                      Interest Rate(%)        Thousands of Won
                                      ----------------------------------------------
                                           2002            2002             2001
                                       ------------     ------------     -----------
Debentures                              6.86 ~ 8.49     W 70,000,000     W70,000,000
   Less: current maturities                              (40,000,000)    (30,000,000)
                                                        ------------     -----------
                                                        W 30,000,000     W40,000,000
                                                        ============     ===========
U.S. Dollar equivalent in thousands                     $     22,618     $    30,157
                                                        ============     ===========

       The principal portion of debentures matures in 2~3 years and interest is payable quarterly. Certain property and a blank note are pledged as collateral for the above debentures (see Notes 12 and 18).

16.   Subordinated Bonds:

      Subordinated bonds at March 31, 2002 and 2001 comprise the folloWing:

                              Annual
                          Interest Rate(%)                                   Thousands of Won
                          ----------------                             ----------------------------
        Description            2002                      Maturity        2002             2001
------------------------  ----------------            --------------   --------      --------------
Subordinated bonds               -                      2001. 12. 30   W      -      W   47,500,000
                                                       ~2002. 01. 13
Subordinated convertible
    bonds                        -                      2003. 12. 22          -           6,250,000
                                                                       --------      --------------
                                                                              -          53,750,000
                          Less: Current maturities                           (-)        (47,500,000)
                                                                       --------      --------------
                                                                       W      -      W    6,250,000
                                                                       ========      ==============
U.S. Dollar equivalent in thousands                                    $      -      $        4,712
                                                                       ========      ==============

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

16.   Subordinated Bonds, Continued:

      In February 1999, the Company issued convertible bonds of W6,250,000 thousand bearing no interest. The bonds are convertible into common stock during the period from February 12, 2000, through December 21, 2003, at the conversion price of W1,250 per share. All convertible bonds issued in February 1999 Were converted into common stock on July 30, 2001.

17.   Subordinated BorroWings:

      Subordinated borroWings at March 31, 2002 and 2001 comprise the folloWing:

                                         Annual
                                     Interest Rate(%)                    Thousands of Won
                                     ----------------           -----------------------------------
             Creditor                     2002                   Maturity       2001      2000
-----------------------------------  ----------------           ----------      ----   ------------
International Finance
  Corporation                               -                   2001.12.15      W  -   W 19,920,000
                                     Less: current maturities                     (-)   (19,920,000)
                                                                                ----   ------------
                                                                                W  -   W          -
                                                                                ====   ============
U.S. Dollar equivalent in thousands                                             $  -   $          -
                                                                                ====   ============

18.   Commitments and Contingencies:

      As of March 31, 2002, the Company has entered into overdraft borroWing agreements up to W346,000 million With seventeen Korean commercial banks.

      As of March 31, 2002, the Company has provided blank checks and notes to certain financial institutions as collateral for borroWings and contractual obligations.

      As of March 31, 2002, the Company is contingently liable for guarantees of indebtedness of Good Morning Securities USA Inc. amounting to W15,916,800 thousand.

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

18.   Commitments and Contingencies, Continued:

      The Company made a contract With Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the DaWoo group companies. Accordingly, the Company's time deposit of W10,385 million is held as collateral by Franklin Templeton Investment Trust Management Co., Ltd (See Note 5 and 7).

      In the normal course of business, the Company has been named as the defendant in several legal actions. As of March 31, 2002, 21 laWsuits claiming an aggregate W4,134 million have been filed against the Company. As of March 31, 2002, the ultimate outcomes of these matters cannot be reasonably determined. Accordingly, no adjustments have been made in the accompanying financial statements in relation to these matters.

      The Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation ("KAMCO"), in accordance With a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. According to the contracts, if KAMCO fails to exercise its security rights or if the insolvent companies fail to obtain approval from the court for receivership, KAMCO can exercise a put option on W65,600 million of the troubled loans. The insolvent companies obtained approval from the court for the receivership and above mentioned W65,600 million of troubled loans have been determined to be W61,600 million. Accordingly, on April 25, 2000, the Company entered into a settlement agreement With KAMCO in the amount of W61,600 million. HoWever, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. During the year ended March 31, 2002, the Company reacquired W32,400 million of the troubled loans of the companies Which failed to make required payments Within due dates. As of March 31, 2002, the potential amounts of put option or resettlement, Which KAMCO can exercise, Were estimated to be W29,200 million.

      Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

      The Korea economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korea government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists With regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

19.   Retained Earnings:

      Retained earnings at March 31, 2002 and 2001 comprise the folloWing:

                                            Thousands of Won
                                       --------------------------
                                          2002           2001
                                       -----------    -----------
Appropriated:
  Reserve for losses on
      securities transactions          W19,788,503    W29,682,754
Unappropriated:                                  -              -
                                       -----------    -----------
                                       W19,788,503    W29,682,754
                                       ===========    ===========
U.S. Dollar equivalent in thousands    $    14,919    $    22,378
                                       ===========    ===========

      The deficit of the Company Was offset by the paid-in capital in excess of par value that amount to W86,980,274 thousand at May 29, 1999 in accordance With shareholder's resolution.

20.   Discount on Stock Issuance:

      On December 21, 1998, the Company issued 104,000,000 shares of common stock at W1,250 per share amounting to W130,000,000 thousand and recorded W390,000,000 thousand of amount paid less than par value as a discount on stock issuance. The Company also recorded W132,173,483 thousand of discount on stock issuance in relation to conversion of subordinated convertible bonds into common stock during the period from January 18, 2000 to January 30, 2001 and W18,888,661 thousand of discount on stock issuance in relation to conversion of subordinated convertible bonds into common stock as of July 30, 2001 (see Note 16). The discount on stock issuance is to be amortized over 3 years using the straight-line method through appropriations of retained earnings. W148,292,476 thousand, W72,372,732 thousand and W60,999,856 thousand of discount on stock issuance have been amortized in accordance With the shareholders' resolution on May 27, 2000, May 26, 2001 and May 25, 2002, respectively.

21.   Treasury Stock:

      In accordance With the Korean Securities and Exchange LaW, the Company has acquired 1,157,120 shares of preferred stock as of March 31, 2002. The treasury stocks Will be sold at the discretion of management.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

22.   Stock Purchase Options:

      In accordance With a resolution of shareholders, the Company granted stock purchase options to certain employees and directors.

      Details of the stock purchase options outstanding as of March 31, 2002 are as follows:

                                                                Stock Purchase Options Granted
                               ---------------------------------------------------------------------------------------
                                     1               2              3               4              5            6
                               ------------    ------------    ------------    -----------    -----------  -----------
- Granted common shares           2,875,950       1,593,900       2,200,000        450,000      1,500,000      100,000
- Grant date                       1999.2.4        1999.2.4      1999.12.17      2000.5.27      2001.5.26    2002.1.31
- Exercizable period               2002.2.4        2002.2.4      2002.12.17      2003.5.27      2004.5.26    2005.1.31
                                  ~2009.2.3       ~2009.2.3     ~2007.12.16     ~2008.5.26     ~2009.5.25   ~2010.1.30

- Required service periods          3 years         3 years         3 years        3 years        3 years      3 years
- Exercise price per share     W      7,640    W      7,085    W      7,590    W     5,000    W     5,850  W     6,040
- Compensation cost per share  W      1,254    W      1,707    W      1,042    W         -    W     1,147  W       664

      The compensation cost for stock options recognized using the minimum value method Was W1,699,536 thousand for the year ended March 31, 2002 and Will be W1,765,081 thousand for the periods thereafter.

      If the Company had adopted the fair value method, the following assumptions Would have been used.

                                                        Stock Purchase Options Granted
                               ----------------------------------------------------------------------------
                                   1              2             3            4            5           6
                               ----------    ----------    ----------    ---------    ---------   ---------
- Risk-free interest rate            7.00%         7.00%         8.89%        8.99%        6.42%       6.03%
- Expected exercise periods       3 years       3 years       3 years      3 years      3 years     3 years
- Expected volatility              116.87%       116.87%       137.35%      137.82%      118.09%      86.35%
- Expected dividend yield               0%            0%            0%           0%           0%          0%
- Stock price at grant date    W    7,490    W    7,490    W    6,920    W   3,175    W   6,000   W   5,730
- Compensation cost per share  W    5,374    W    5,546    W    5,437    W   2,372    W   4,498   W   3,291

      The Company's net income (loss) and earnings (loss) per share which the Company would have been disclosed under the fair value method are as shown below.

                                                     For the year ended
                                      ------------------------------------------------
                                       2001. 3.31       2000. 3.31        1999. 3.31
                                      -----------    ----------------  ---------------
Net income (loss) (in thousand of)    W61,638,264    W    208,298,572  W (130,705,615)
Earnings (loss) per share                     353               1,198          (2,036)

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

23.   Income Tax Expenses:

      The statutory income tax rate applicable to the Company, including resident tax surcharges is 30.8%. The income tax expenses for the years ended March 31, 2002 and 2001 consist of the folloWing:

                                            Thousands of Won
                                       --------------------------
                                          2002           2001
                                       -----------    -----------
Current income tax expenses            W         -    W         -
Deferred income tax expenses            10,194,786     10,669,477
                                       -----------    -----------
                                       W10,194,786    W10,669,477
                                       ===========    ===========
U.S. Dollar equivalent in thousands    $     7,686    $     8,044
                                       ===========    ===========

      The folloWing table reconciles the expected amount of income tax expenses based on statutory rates to the actual amount of income tax expenses recorded by the Company:

                                                      Thousands of Won
                                               ------------------------------
                                                   2002              2001
                                               ------------      ------------
Income before income tax expenses              W 61,300,391      W 81,798,373
Statutory tax rate                                     30.8%             30.8%
                                               ------------      ------------
Expected tax expenses at statutory tax rate      18,880,520        25,193,899
Income tax on permanent differences              (9,281,054)      (14,524,422)
Other                                               595,320                 -
                                               ------------      ------------
Income tax expenses                            W 10,194,786      W 10,669,477
                                               ============      ============
Effective tax rate                                    16.63%            13.04%
                                               ============      ============

Continued;

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

23.   Income Tax Expenses, Continued:

      Changes in temporary differences betWeen amounts reported for financial accounting and income tax purposes for the year ended March 31, 2002 and deferred income tax asset (liability) as of March 31, 2002 and 2001 are as folloWs:

                                                                     Thousands of Won
                                       --------------------------------------------------------------------------------
                                                                      2002                                     2001
                                       ---------------------------------------------------------------     ------------
                                          Income                                        Deferred Income      Deferred
                                        Beginning         Increase         Ending           Tax Asset       Tax Asset
                                         Balance         (Decrease)        Balance         (Liability)      (Liability)
                                       ------------     ------------     ------------     ------------     ------------
Marketable securities                  W  2,845,515     W (7,250,706)    W (4,405,191)    W (1,308,342)    W    876,419
Accrued revenue                          (1,443,042)         558,748         (884,294)        (262,635)        (444,457)
AlloWance for doubtful accounts          11,110,678       23,409,043       34,519,721       10,252,357        3,422,089
Investment securities                    45,284,490      (31,018,505)      14,265,985        4,236,998       13,947,623
Property and equipment                       12,425            6,886           19,311            5,735            3,827
Intangible assets                             6,831            1,162            7,993            2,374            2,104
Discount on present value                20,537,739      (11,113,098)       9,424,641        2,799,118        6,325,624
Securities sold                             (14,940)          43,480           28,540            8,477           (4,602)
Accrued severance benefits                  154,226          196,175          350,401          104,069           47,502
Other                                     6,793,195       (6,000,283)         792,912          235,495        2,092,303
                                       ------------     ------------     ------------     ------------     ------------
                                       W 85,287,117     W(31,167,098)    W 54,120,019     W 16,073,646     W 26,268,432
                                       ============     ============     ============     ============     ============
U.S. Dollar equivalent in thousands    $     64,300     $    (23,498)    $     40,802     $     12,118     $     19,804
                                       ============     ============     ============     ============     ============

      In accordance With change in the statutory tax rate form 30.8% to 29.7%, the Company recognized W595,320 thousand of its deferred income tax assets as income tax expense.

      The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation alloWance is recorded to reduce the asset to its estimated net realizable value.

      At March 31, 2002, the amount of tax loss carried forWard is W81,552,566 thousand. As the realizability of tax loss carried forWard cannot be assured, the Company has not recognized deferred tax assets for tax loss carried forWard as of March 31, 2002 and 2001.

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

24.   Earnings Per Share:

      Earnings per share and diluted earnings per share are calculated as folloWs:

      (1) Earnings per share -

                                                  Thousands of Won
                                            ----------------------------
                                               2002            2001
                                            ------------    ------------
Net income                                  W 51,105,605    W 71,128,896
Weighted average number of common shares     179,705,647     174,705,647
                                            ------------    ------------
Earnings per share in Korean Won            W        284    W        407
                                            ============    ============
U.S. Dollar equivalent                      $       0.21    $       0.31
                                            ============    ============

      (2) Diluted earnings per share -

                                                    Thousands of Won
                                              ----------------------------
                                                  2002            2001
                                              ------------    ------------
Net income                                    W 51,105,605    W 71,128,896
Weighted average number of common shares &
  common equivalent shares                     179,714,730     179,705,647
                                              ------------    ------------
Diluted earnings per share in Korean Won      W        284    W        396
                                              ============    ============
U.S. Dollar equivalent                        $       0.21    $       0.30
                                              ============    ============

                        GOOD MORNING SECURITIES CO., LTD.

                             March 31, 2002 and 2001

25.   Related Party Transactions:

      Significant transactions With related parties for the years ended March 31, 2002 and 2001 and the related receivables and payables as of March 31, 2002 and 2001 are as folloWs:

                    Thousands of Won
               -------------------------
                   2002          2001
               -----------    ----------
Revenue        W18,887,117    W5,647,766
Expenses        13,091,603     3,184,118
Receivables          1,153             -
Payable          8,728,540     3,036,422

26.   Subsequent Events:

      On April 8, 2002, Shinhan Financial Holding Co.(the "SFHC") made a contract With Asia Pacific GroWth Fund (Y)+/-, LP and a shareholder("the major shareholders") to acquire the Company's shares held by the major shareholders and to become the largest shareholders, by holding 28.87% oWnership in the Company. The Company plans to hold a shareholders' meeting on June 27, 2002 for the resolution of the merger betWeen the Company and Shinhan Securities Co., Ltd. as of July 31, 2002. The Company Will issue 1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock Will be issued as a result of the merger.

27.   Reclassification of 2001 amounts:

      Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on previously reported net income or shareholders' equity.

<APPENDIX 6>

THE INDEPENDENT ACCOUNTANT'S AUDIT REPORT (UNDER KOREAN GAAP) TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS OF GOOD MORNING SHINHAN SECURITIES AS OF AND FOR THE YEAR ENDED MARCH 31, 2003

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Good Morning Shinhan Securities Co., Ltd.
(formerly, Good Morning Securities Co., Ltd.)

We have audited the accompanying non-consolidated balance sheets of Good Morning Shinhan Securities Co., Ltd. (formerly, Good Morning Securities Co., Ltd.) as of March 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Good Morning Shinhan Securities Co., Ltd. (formerly, Good Morning Securities Co., Ltd.) as of March 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

The following matters will be helpful to the readers in reasonable decision making:

Continued;

As discussed in Note 3 to the financial statements, on April 8, 2002, Shinhan Financial Group Co., Ltd. entered into a contract with Asia Pacific Growth Fund II, LP and H&Q KGRF Investment Ltd. (the major shareholders) to acquire the Company's shares and to become the largest shareholders, by holding 28.87% ownership in the Company. The Company held a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities Co., Ltd. as of July 31, 2002. The Company issued 1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock has been issued as a result of the merger. The Company paid $13,293 million to employees as bonus and compensation of $11,882 million to those who settled the accumulated retirement pay as a lump sum in relation to the above merger.

As discussed in Note 20 and 21 to the financial statements, following the resolution from the board of directors meeting held on October 25, 2002 and the shareholders' meeting held on December 12, 2002, the Company extinguished 54,480,716 shares of treasury common stock and 2,771,874 shares of treasury preferred stock which were purchased to comply with dissenting shareholders' exercise of claims for stock purchase in relation to merger with Shinhan Securities Co., Ltd. Also, the Company reduced outstanding shares by the ratio of 1:0.9 as of December 24, 2002.

As discussed in Note 23 to the financial statements, the Company did not recognized deferred tax assets for tax loss carried forward until March 31, 2002. However, as the Company's ordinary income for the past three years has been positive and the future average income is expected to surpass the tax loss carried forward as of March 31, 2003, the Company recorded $9,622 million of deferred income tax assets in relation to the tax loss carried forward.

As discussed in Note 17 to the financial statements, the Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. According to the contracts, if KAMCO fails to exercise its security rights or if the insolvent companies fail to obtain approval from the court for receivership, KAMCO can exercise a put option on $65,600 million of the troubled loans. The insolvent companies obtained approval from the court for the receivership and above mentioned $65,600 million of troubled loans have been determined to be $61,600 million. Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of $61,600 million. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. As of March 31, 2003, the potential amounts of put option or resettlement, which KAMCO can exercise, were estimated to be $29,200 million.

Continued;

As discussed in Note 7 to the financial statements, as of March 31, 2003, the Company holds marketable securities of $6,338 billion, which include $1,808 billion of corporate bonds issued by credit card companies and capital companies. As of March 31, 2003, the credit card companies and capital companies are experiencing financial difficulties and the corporate bonds issued by the above companies are suffering from liquidity problem. The accompanying financial statements do not reflect any uncertainties as the ultimate result cannot presently be estimated.

As discussed in Note 25 to the financial statements, the Company had revenue of $12,498 million and expenses of $13,983 million with related parties for the year ended March 31, 2003 and a receivables and payables as of March 31, 2003 were $45,714 million and $188,611 million, respectively.

As discussed in Note 26 to the financial statements, on March 27, 2003, the Company signed a contract with Global Korea Investment I Limited to sell its troubled loans of Hunex Co., Ltd. (book value as of March 31, 2003: $41,806 million) at $48,900 million, which will come into force on April 25, 2003.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea
April 16, 2003

This report is effective as of April 16, 2003, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                         NON-CONSOLIDATED BALANCE SHEETS
                             March 31, 2003 and 2002

                                                                                      In Thousands of Korean Won
                                                                                    ------------------------------
                                                                                        2003             2002
                                                                                    -------------    -------------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents (Notes 2 and 4)                                      W    2,305,069    W   5,608,060
    Short-term financial instruments (Note 5)                                          88,811,027      242,170,835
    Deposits segregated under regulation (Note 6)                                     699,933,548      677,233,985
    Marketable securities (Note 7)                                                    633,768,190      183,929,609
    Loans to customers, less allowance for
     doubtful accounts of W296,975 thousand
     in 2003 and W475,226 thousand in 2002                                             61,297,112       47,047,389
    Accounts receivable from customers,
     less allowance for doubtful accounts
     of W3,117,303 thousand in 2003
     and W1,315,332 thousand in 2002                                                   27,654,135       72,729,835
    Other accounts receivable, less
     allowance for doubtful accounts
     of W427,133 thousand in 2003
     and W96,927 thousand in 2002                                                      18,164,240        3,523,576
    Accrued revenue (Note 2)                                                            7,811,054       11,819,054
    Advance payments                                                                    6,483,645        3,441,413
    Prepaid expenses                                                                      920,526          772,220
    Prepaid income tax                                                                  1,686,189        2,024,380
    Other                                                                                 682,903          792,223
                                                                                    -------------    -------------

          TOTAL CURRENT ASSETS                                                      1,549,517,638    1,251,092,579

Investment securities (Notes 2 and 9)                                                  71,140,207      100,974,734
Long-term financial instruments (Note 5)                                                   69,600          290,491
Long-term loans, less allowance for doubtful
 accounts of W1,069,408 thousand in 2003 and
 W148,874 thousand in 2002                                                             16,155,266       10,747,731
Guarantee deposits                                                                     59,955,642       45,853,600
Troubled loans, less discount on present value
 of W1,163,407 thousand in 2003 and W10,271,247 thousand in 2002, less allowance for doubtful accounts of W28,578,208 thousand in 2003 and W77,073,877 thousand
 in 2002 (Notes 2 and 10)                                                              44,218,886       45,921,668

      The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                   NON-CONSOLIDATED BALANCE SHEETS, Continued
                             March 31, 2003 and 2002

                                                                                  In Thousands of Korean Won
                                                                               --------------------------------
                                                                                   2003               2002
                                                                               --------------    --------------
ASSETS, Continued

Collective fund for default loss (Note 11)                                     W    5,631,420    W    4,950,384
Property and equipment, net of
 accumulated depreciation (Note 12)                                               205,993,365       168,482,996
Intangible assets                                                                  10,638,777         8,146,017
Deferred income tax assets (Note 23)                                               27,460,755        16,073,646
Other                                                                               6,210,215         4,750,076
                                                                               --------------    --------------
          TOTAL ASSETS                                                         W1,996,991,771    W1,657,283,922
                                                                               ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Short-term borrowings (Note 13)                                               312,200,000       121,921,871
    Securities sold under repurchase agreements (Note 7)                          151,723,270        37,222,780
    Deposits from customers (Note 14)                                             721,484,743       639,389,837
    Other accounts payable                                                          1,057,488         6,202,990
    Securities sold                                                                 4,968,234         1,866,040
    Accrued expenses                                                               25,292,474        50,008,797
    Guarantee deposits received                                                    22,072,160        15,594,802
    Current maturities of long-term debt                                                    -        40,000,000
    Other                                                                          27,125,288        18,958,436
                                                                               --------------    --------------

     TOTAL CURRENT LIABILITIES                                                  1,265,923,657       931,165,553

Long-term debt (Note 15)                                                           30,000,000        30,000,000
Accrued severance benefits, less retirement
 trust of W5,838,296 thousand in 2003 and W8,290,668 thousand in 2002, less contributions to the national pension fund of W38,658 thousand in 2003 and
 W617,150 thousand in 2002                                                          3,417,699         6,558,547
Subordinated bonds (Note 16)                                                      130,000,000                 -
                                                                               --------------    --------------
        TOTAL LIABILITIES                                                       1,429,341,356       967,724,100
                                                                               --------------    --------------

      The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                   NON-CONSOLIDATED BALANCE SHEETS, Continued
                             March 31, 2003 and 2002

                                                         In Thousands of Korean Won
                                                     ----------------------------------
                                                           2003               2002
                                                     ----------------   ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY, Continued

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY

Capital stock (Notes 1, 3 and 21)
  Common stock                                       W    777,881,750   W   898,528,235
  Preferred stock                                          19,116,570        35,100,000

Capital surplus
  Gain on capital reduction                                    14,750                 -

Retained earnings (Note 18)
  (Net income : W10,878,554 thousand
  in 2003 and W51,105,605 thousand
  in 2002)
  Appropriated                                              9,894,251        19,788,503

Capital adjustments:
 Discount on stock issuance (Note 19)                    (238,313,741)     (259,397,080)
 Treasury stock (Note 20)                                 (14,584,127)      (16,176,736)
 Gain on valuation of investment securities (Note 9)        3,264,201         3,075,452
 Stock purchase option (Note 22)                           10,376,761         8,641,448
                                                     ----------------   ---------------
  TOTAL SHAREHOLDERS' EQUITY                              567,650,415       689,559,822
                                                     ----------------   ---------------
 TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                                W  1,996,991,771   W 1,657,283,922
                                                     ================   ===============

The accompanying notes are an integral part of these non-consolidated financial statements.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                       NON-CONSOLIDATED INCOME STATEMENTS
                   for the years ended March 31, 2003 and 2002

                                                      In Thousands of Korean Won
                                                    ------------------------------
                                                         2003            2002
                                                    --------------  --------------
OPERATING REVENUE (Note 25)
   Commission income                                W  248,188,794  W  265,468,373
   Interest and dividends                               67,423,175      60,483,989
   Gain on trading of securities                        44,193,155      29,206,427
   Gain on trading of stock index futures              120,055,865      41,547,117
   Gain on trading of stock index options              130,184,044      65,653,713
   Gain on trading of OTC derivatives                    2,753,473               -
   Gain on valuation of securities                       1,241,275       3,609,474
   Other                                                10,642,535               -
                                                    --------------  --------------
                                                       624,682,316     465,969,093
                                                    --------------  --------------
OPERATING EXPENSES (Note 25)
   Commission expense                                   34,958,577      43,560,494
   Interest expense                                     26,177,245      28,111,229
   Loss on trading of securities                        54,996,099      32,811,560
   Loss on trading of stock index futures              107,704,785      33,246,012
   Loss on trading of stock index options              118,292,957      78,453,353
   Loss on trading of OTC derivatives                    2,561,235               -
   Loss on valuation of securities                       6,034,181       9,551,033
   General and administrative expenses                 275,320,949     220,373,721
                                                    --------------  --------------
                                                       626,046,028     446,107,402
                                                    --------------  --------------
OPERATING INCOME (LOSS)                                 (1,363,712)     19,861,691

OTHER INCOME (EXPENSE)
   Office rental income                                  7,940,497       8,019,899
   Gain (loss) on foreign currency transaction, net       (241,090)        387,070
   Gain (loss) on foreign currency translation, net            477           9,028
   Loss on disposal of investment securities, net        6,450,810         (80,502)
   Gain (loss) on valuation of investment in
     Market Stabilization Fund (Note 9)                 (4,958,900)     32,329,533
   Investment securities reduction loss (Note 9)        (1,014,020)       (150,706)
   Gain (loss) on equity method valuation (Note 9)      (1,413,398)      1,064,206
   Loss on disposal of property and equipment, net        (113,755)       (144,305)
   Gain on disposal of investment assets, net                    -          76,217
   Other, net                                              251,514         (71,740)
                                                    --------------  --------------
                                                         6,902,135      41,438,700
                                                    --------------  --------------

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                  NON-CONSOLIDATED INCOME STATEMENTS, Continued
                   for the years ended March 31, 2003 and 2002

                                         In Thousands of Korean Won
                                       ------------------------------
                                           2003             2002
                                       -------------   --------------
ORDINARY INCOME                        W   5,538,423   W   61,300,391

Extraordinary gain (loss)                          -                -
                                       -------------   --------------
INCOME BEFORE INCOME TAX EXPENSES          5,538,423       61,300,391

Income tax expenses (Note 23)             (5,340,131)      10,194,786
                                       -------------   --------------
NET INCOME                             W  10,878,554   W   51,105,605
                                       =============   ==============
EARNINGS PER COMMON SHARE (Note 24)    W          68   W          316
(in Korean Won)                        =============   ==============

The accompanying notes are an integral part of these non-consolidated financial statements.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                 NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF
                                RETAINED EARNINGS
                   for the years ended March 31, 2003 and 2002

            Dates of appropriations : May 30, 2003 and Mary 25, 2002
                                      for the years ended March 31, 2003 and
                                      2002, respectively

                                                    In Thousands of Korean Won
                                                  ------------------------------
                                                       2003            2002
                                                  --------------   -------------
RETAINED EARNINGS BEFORE APPROPRIATION
   Unappropriated retained earnings
     carried over from the prior year             W            -   W           -
   Net income                                         10,878,554      51,105,605
                                                  --------------   -------------
                                                      10,878,554      51,105,605
                                                  --------------   -------------
TRANSFER FROM VOLUNTARY RESERVES
   Reserve for losses on securities transactions       9,894,252       9,894,251
                                                  --------------   -------------
APPROPRIATIONS OF RETAINED EARNINGS
   Amortization of discount on stock issuance         20,772,806      60,999,856
                                                  --------------   -------------
                                                      20,772,806      60,999,856
                                                  --------------   -------------
UNAPPROPRIATED RETAINED EARNINGS
   CARRIED OVER TO THE SUBSEQUENT YEAR            W            -   W           -
                                                  ==============   =============

The accompanying notes are an integral part of these non-consolidated financial statements.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                   for the years ended March 31, 2003 and 2002

                                                       In Thousands of Korean Won
                                                   -----------------------------------
                                                        2003                2002
                                                   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                        W     10,878,554   W     51,105,605
                                                   ----------------   ----------------
 Items not involving operating cash flows:

  Interest income                                        (2,329,379)        (1,213,115)
  Loss on valuation of securities, net                    4,792,906          5,941,559
  Loss on valuation of options, net                          (7,150)          (278,983)
  Depreciation and amortization                          28,492,054         20,314,314
  Provision for severance benefits                       23,832,980          6,690,380
  Bad debt expenses                                               -         24,401,901
  Reversal of allowance for doubtful accounts           (10,599,805)                 -
  Compensation cost for stock option                      1,735,312          1,699,536
  Loss on disposal of property and equipment, net           113,755            144,305
  Gain on disposal of investment assets, net                      -            (76,217)
  Loss on disposal of investment securities, net         (6,450,810)            80,502
  Investment securities reduction loss                    1,014,020            150,706
  Loss (gain) on equity method valuation                  1,413,398         (1,064,206)
  Loss (gain) on valuation of investment in
    Market Stabilization Fund                             4,958,900        (32,329,533)
  Other, net                                                423,185           (840,283)
                                                   ----------------   ----------------
                                                         47,389,366         23,620,866
                                                   ----------------   ----------------
 Changes in operating assets and liabilities:

  Decrease (increase) in marketable securities         (292,681,447)        31,202,250
  Decrease (increase) in accounts receivable
   from customers                                        57,913,491        (58,419,857)
  Decrease (increase) in deposits segregated
   under regulation                                     139,143,315       (239,496,232)
  Decrease (increase) in deposits from customers        (92,951,315)       249,500,197
  Decrease (increase) in accrued revenue                  7,335,666         (1,257,529)
  Decrease (increase) in advance payments                (1,881,660)           193,010
  Increase in prepaid expenses                             (147,025)           (21,157)
  Decrease (increase) in prepaid income tax                 338,192           (249,278)

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
                   for the years ended March 31, 2003 and 2002

                                                              In Thousands of Korean Won
                                                         ------------------------------------
                                                              2003                2002
                                                         ---------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES, Continued:

  Changes in operating assets and liabilities, Continued:

   Decrease (increase) in deferred income tax assets     W    (5,494,301)   W      10,194,787
   Increase in securities sold                                 4,182,987              980,427
   Increase (decrease) in accrued expenses                   (36,575,136)          19,605,152
   Payment of severance benefits                             (30,266,575)          (2,056,020)
   Decrease (increase) in retirement trust                     2,469,825           (2,295,351)
   Refund of contribution to national pension fund               633,093               97,268
   Other                                                      (3,645,797)            (113,584)
                                                         ---------------    -----------------
                                                            (251,626,687)           7,864,083
                                                         ---------------    -----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         (193,358,767)          82,590,554
                                                         ---------------    -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:

  CASH INFLOWS FROM INVESTING ACTIVITIES

   Decrease in short-term financial instruments              156,479,808          107,189,618
   Decrease in call loans                                  1,662,500,000          775,800,000
   Decrease in loans to customers                            240,009,340          116,244,567
   Decrease in other accounts receivable                      82,653,793           32,586,153
   Decrease in investment securities                          54,834,638           23,496,832
   Decrease in long-term financial instruments                   262,991              105,000
   Decrease in long-term loans                                 3,994,371            3,963,299
   Decrease in guarantee deposits                             43,121,900           18,320,468
   Decrease in troubled loans                                 14,124,158           19,534,548
   Decrease in collective fund for default loss                1,049,896              207,178
   Disposal of property and equipment                            298,954              980,592
   Cash inflows from business combination                        506,276                    -
   Other                                                         250,240            1,519,465
                                                         ---------------    -----------------
                                                           2,260,086,365        1,099,947,720
                                                         ---------------    -----------------

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
                  for the years ended March 31, 2003 and 2002

                                                                 In Thousands of Korean Won
                                                            ------------------------------------
                                                                   2003               2002
                                                            -----------------   ----------------
CASH FLOWS FROM INVESTING ACTIVITIES, Continued:

  CASH OUTFLOWS FROM INVESTING ACTIVITIES

   Increase in short-term financial instruments             W               -   W     59,258,449
   Increase in call loans                                       1,667,500,000        775,800,000
   Increase in loans to customers                                 247,026,744        159,201,496
   Increase in other accounts receivable                           61,074,690         30,210,399
   Acquisition of investment securities                             6,611,510          7,060,316
   Increase in long-term financial instruments                              -             52,500
   Increase in long-term loans                                      5,590,579          3,903,504
   Increase in troubled loans                                       1,096,913         33,468,344
   Increase in guarantee deposits                                  41,662,835         10,917,623
   Increase in collective fund for default loss                     1,047,829          1,221,455
   Acquisition of property and equipment                           14,869,330         10,426,824
   Increase in intangible assets                                    4,096,287          6,032,186
   Other                                                              416,993          1,042,746
                                                            -----------------   ----------------
                                                                2,050,993,710      1,098,595,842
                                                            -----------------   ----------------
NET CASH PROVIDED BY INVESTING ACTIVITIES                         209,092,655          1,351,878
                                                            -----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  CASH INFLOWS FROM FINANCING ACTIVITIES

   Increase in short-term borrowings                              187,328,129         68,243,469
   Increase in securities sold under repurchase agreements         95,049,150          6,333,780
   Increase in other accounts payable                                       -          6,060,496
   Increase in long-term debt                                               -         30,000,000
   Increase in guarantee deposits received                          8,937,836          4,520,162
   Increase in subordinated bonds                                 130,000,000                  -
                                                            -----------------   ----------------
                                                                  421,315,115        115,157,907
                                                            -----------------   ----------------

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
                  for the years ended March 31, 2003 and 2002

                                                         In Thousands of Korean Won
                                                     ----------------------------------
                                                          2003               2002
                                                     ---------------   ----------------
CASH FLOWS FROM FINANCING ACTIVITIES, Continued:

 CASH OUTFLOWS FROM FINANCING ACTIVITIES

Decrease in short-term borrowings                    W             -   W     81,468,401
Decrease in current maturities of long-term debt          40,000,000         97,420,000
Decrease in other accounts payable                        23,699,248            771,418
Decrease in guarantee deposits received                    3,399,478         25,727,750
Increase in treasury stock                               373,205,286                  -
Other                                                         47,982            138,660
                                                     ---------------   ----------------
                                                         440,351,994        205,526,229
                                                     ---------------   ----------------
NET CASH USED IN FINANCING ACTIVITIES                    (19,036,879)       (90,368,322)
                                                     ---------------   ----------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                 (3,302,991)        (6,425,890)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR         5,608,060         12,033,950
                                                     ---------------   ----------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR         W     2,305,069   W      5,608,060
                                                     ===============   ================

The accompanying notes are an integral part of these non-consolidated financial statements.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2003 and 2002

1. The Company:

   Good Morning Shinhan Securities Co., Ltd. (the "Company") was incorporated in 1973 under the name of HyoSeong Securities Co., Ltd. and was organized pursuant to the laws of the Republic of Korea to engage in securities trading. The Company changed its name to Ssangyong Investment & Securities Co., Ltd. in 1983 and to Good Morning Securities Co., Ltd. in 1999. The Company merged with Shinhan Securities Co., Ltd. as of July 31, 2002 changed its name to Good Morning Shinhan Securities Co., Ltd. In 1986, the Company's shares were listed on the Korean Stock Exchange and as of March 31, 2003, all issued and outstanding shares are publicly traded.

   In accordance with its articles of incorporation, the Company is authorized to issue up to 450 million common shares and 150 million preferred shares. As of March 31, 2003, 155,576,350 shares of common stock (par value: W5,000 per share) and 3,823,314 shares of preferred stock (par value: W5,000 per share) were issued anD outstanding.

   Preferred stocks issued before June 1, 1998 are non-participating, non-cumulative and non-voting, but may receive an additional dividend of 1% over those paid to common shareholders. Preferred stocks issued after June 1, 1998 are participating, cumulative and non-voting and may receive dividends of over 3% as determined by board of directors at issuance. Preferred stocks are given the right to vote if dividends on preferred stocks are not paid until such time as dividends on preferred stocks are paid. At March 31, 2003, total outstanding shares of preferred stock issued before June 1, 1998 are 3,823,314 shares. No preferred stocks were issued after June 1, 1998.

   In accordance with its articles of incorporation, the Company is authorized to issue up to 50 million shares of preferred stock which can be converted into common stock during certain periods, and up to 50 million shares of preferred stock which can be redeemed after certain periods. No such preferred stock has been issued as of March 31, 2003.

   In accordance with its articles of incorporation, the Company is authorized to issue convertible bonds and debentures with stock purchase options up to W1,000,000 million each. No convertible bonds and debentures witH stock purchase options have been issued as of March 31, 2003.

   In accordance with its articles of incorporation, the Company may grant stock purchase options to its employees and directors up to 15% of the total issued and outstanding shares through a resolution of the shareholders. As of March 31, 2003, stock purchase options of 9,016,992 shares have been granted and none of stock purchase options have been exercised (see Note 22).

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

1. The Company, Continued:

   The Company is required to maintain a Capital Adequacy Ratio ("CAR") of more than 100% pursuant to the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law. A CAR is a ratio of net operating capital to total risks exposed, which include market risk, counter party risk, fundamental risk, credit concentration risk and risk adjustments.

2. Summary of Significant Accounting Policies:

   The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements in accordance with the Financial Accounting Standards and Financial Accounting Standards for Securities Industry of the Republic of Korea are summarized below:

   Basis of Financial Statement Presentation -

   The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, that are not required for a fair presentation of the Company's financial position, results of operations or cash flows, are not presented in the accompanying financial statements.

   Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

   Revenue Recognition -

   The Company recognizes commissions and trading gains and losses on the contract date.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2. Summary of Significant Accounting Policies, Continued:

   Cash and Cash Equivalents -

   Checking accounts, passbook accounts, marketable securities and short-term financial instruments are recorded as cash equivalents if readily convertible into cash without material transaction cost, and whose risk of value fluctuation arising from changes in interest rate is not material, and have maturity of three months or less at the time of acquisition.

   Financial Instruments -

   Time deposits, installment deposits, restricted bank deposits and other standardized financial instruments issued by financial institutions are recorded as financial instruments.

   Marketable Securities -

   Marketable securities and derivatives (comprising primarily the short positions on securities) are stated at market value and resulting gain (loss) is recognized currently.

   Allowance for Doubtful Accounts -

   The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of amount receivable.

   The Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law provides guidelines for calculating the allowance for doubtful accounts. These guidelines are meant to represent the minimum level of allowances that securities firms should maintain. These guidelines require that all loans and receivables should be classified based on a number of factors including the financial position of the debtors, the repayment history, the Company's past relationship and dealings with the debtors and the value of any security interest. In accordance with these guidelines, loans and receivables have been classified as of March 31, 2003 as normal, special attention, substandard, doubtful or estimated loss.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2. Summary of Significant Accounting Policies, Continued:

   Allowance for Doubtful Accounts, Continued -

   Loans and receivables at March 31, 2003 and 2002 by risk classification and percentages of loss applied in order to determine the allowance for doubtful accounts are as follows :

                             Millions of Won
                       -------------------------
  Classification          2003          2002        Percentages of Loss
--------------------   ----------   ------------    -------------------
Normal                 W  174,939   W    147,308            0.5%
Special attention               -          2,613              2%
Substandard                 3,464         43,611             20%
Doubtful                      129         34,021             75%
Estimated loss (*)         37,354         57,119            100%
                       ----------   ------------
                       W  215,886   W    284,672
                       ==========   ============

(*) The amounts include a W1,163 million and W10,271 million of the difference between the book value AND the present value of restructured loans as of March 31, 2003 and 2002, respectively.

   Discount on Present Value -

   The Company recorded the difference between the previous book value and the present value discounted at effective interest rate of troubled loans restructured by a reorganization plan approved by the court or agreed to by creditors as a discount on present value account. A discount on present value is amortized over the reorganized maturity periods using the effective interest rate method.

   Investment Securities -

   Investments in non-marketable securities excluding subsidiaries and affiliated companies are stated at cost, except when fair value declines significantly compared to acquisition cost and is not expected to recover. If the investment is reduced to the fair value, the reduction loss is recognized currently. If the fair value recovers, a valuation gain is recognized currently up to acquisition cost.

   Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2. Summary of Significant Accounting Policies, Continued:

   Investment Securities, Continued -

   Investments in publicly traded companies excluding subsidiaries and affiliated companies, classified as non-current assets, are stated at market value. The temporary difference between the market value and the acquisition cost is treated as a loss or gain on valuation of investment securities, a component of shareholders' equity. This valuation loss (gain) is offset against future valuation gain (loss) or netted against the gain (loss) on disposal of investments. If market value declines significantly and is not expected to recover, the valuation loss is recognized currently.

   The investment in the Securities Market Stabilization Fund is stated at market value and the valuation loss (gain) is recognized currently.

   Investments in subsidiaries and affiliated companies over which the Company has management control are stated using the equity method of accounting. Differences between the initial acquisition cost and the Company's initial proportionate ownership of the net equity of the investees ("Adjustment on Investment") are amortized over 5 years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the net equity of the investees as current gain (loss), adjustment to retained earnings or capital adjustments, depending on the nature of the underlying changes in the net equity of the investees.

   Investments in debt securities are recorded at market value. The difference between acquisition cost and par value is amortized over the maturity period using the effective interest rate method. The difference between the market value and the book value is treated as gain (loss) on valuation of investment securities, a component of shareholders' equity. However, investments in debt securities intended to be held to maturity are stated at cost.

   Property, Equipment and Related Depreciation -

   Property and equipment are recorded at cost and depreciation is computed using the straight-line method based on the estimated useful lives of the assets as described below.

                                          Estimated Useful Lives (years)
                                          ------------------------------
   Buildings                                       40 - 60
   Vehicles                                           4
   Furniture and fixtures                             4
   Other                                             15

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2. Summary of Significant Accounting Policies, Continued:

   Maintenance and Repairs -

   Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or extend the useful lives of the related assets are capitalized.

   Intangible Assets -

   Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods ranging from 4 to 5 years.

   Securities Sold under Repurchase Agreements -

   Securities sold under repurchase agreements are stated at their sales price as liability.

   Foreign Currency Translation -

   Monetary assets denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date (in the case of U.S.Dollars, W1,252.9:US$1 as of March 31, 2003) and resulting exchange losses and gains recognized currently.

   Monetary assets denominated in foreign currencies at March 31, 2003, comprise the following:

                                                             Thousands of Won
                                               ----------------------------------------------
                             Foreign Currency              Foreign Currency  Foreign Currency
        Accounts                   Amount      Korean Won  Translation Gain  Translation Loss
-------------------------    ----------------  ----------  ----------------  ----------------
Cash and cash equivalents    US$    39,437.08  W   49,411  W            600  W            123
                             ================  ==========  ================  ================

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2. Summary of Significant Accounting Policies, Continued:

   Accrued Severance Benefits -

   Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

   Actual payments of severance benefits (including National Pension Fund remittances and retirement trust remittances) for the years ended March 31, 2003 and 2002 amounted to W30,266,575 thousand and W2,056,020 thousand, respectively. The amount W30,266,575 thousand includes the compensation of W11,882,154 thousANd to those who settled the accumulated retirement pay as a lump sum in relation to the merger with Shinhan Securities Co., Ltd.

   The Company deposited a portion of accrued severance benefits with a retirement trust, which shall only be withdrawn by employees and directors on their retirement. Deposits made with this retirement trust are deducted from severance benefits liability. Also, in accordance with the National Pension Act, a certain portion of accrued severance benefits is remitted to the National Pension Fund and deducted from the severance benefits liability. The contributed amount shall be refunded from the National Pension Fund to employees on their retirement.

   Reserve for Losses on Securities Transactions -

   In accordance with the revised Korean Securities and Exchange Law as of January 26, 2002, the Company reverses the reserve for losses on securities transactions equally over 3 year periods from the year ended March 31, 2002. The reversed amounts will be added to the unappropriated retained earnings.

   Treasury Stock -

   Treasury stock is stated at cost. Gain on disposal of treasury stock is charged to capital surplus. Loss on disposal of treasury stock is first offset against gain on disposal of treasury stock, if any, and the remainder is charged to capital adjustment, a component of shareholders' equity.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

2.    Summary of Significant Accounting Policies, Continued:

      Discount on Stock Issuance -

      When cash inflows (less stock issuance cost) are less than par value of stock issued, the difference is charged to additional paid-in capital or capital adjustment, a component of shareholders' equity and amortized equally over 3 years. Such amortization is charged to unappropriated retained earnings. However, if there is not sufficient unappropriated retained earnings, the amortization is deferred to the subsequent year.

      Stock Purchase Options -

      Compensation cost related stock purchase options is calculated using the minimum value method which estimates the fair value of the stock purchase options assuming the volatility of the future stock price is zero. The compensation cost is allocated over required service periods and charged to general and administrative expenses.

      Accounting for Derivatives -

      The Company recorded assets and liabilities related to derivatives in the accompanying balance sheet and stated them at market value.

      Income Tax expense -

      The Company applies the deferred method of accounting for income taxes. Under this method, the future tax effects of temporary differences between the financial and tax bases of assets and liabilities are reflected in the balance sheet.

      Deferred income tax assets and liabilities are determined using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes comprise corporate tax, resident tax and agriculture and fishery development special surtax.

      Earnings Per Share -

      Earnings per share are computed based on earnings available to common shareholders, using the weighted average number of common share outstanding during the period.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

3.    Business Combination:

      On April 8, 2002, Shinhan Financial Group Co. Ltd. entered into a contract with Asia Pacific Growth Fund II, LP and H&Q KGRF Investment Ltd. (the major shareholders) to acquire the Company's shares and to become the largest shareholders, by holding 28.87% ownership in the Company. The Company held a shareholders' meeting on June 27, 2002 for the resolution of the merger between the Company and Shinhan Securities Co., Ltd. as of July 31, 2002. The Company issued 1.9976 shares of common stock for each outstanding common stock of Shinhan Securities Co., Ltd. A total of 47,637,680 shares of the Company's common stock has been issued as a result of the merger.

      The Company applied the method of Merger Between Subsidiaries specified in the Accounting Standard for Business Combination. The aggregate acquisition price was W238,541,052 thousand, which is same as the net asset value acquired. The fair value of the stock was determined based on the net asset value in the consolidated financial statements of the Shinhan Financial Group Co., Ltd. (see Note 19). Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

                                                    Thousands of Won
                                             --------------------------
Assets                                       W              480,342,699
Liabilities                                                (241,801,647)
                                             --------------------------
Net assets acquired                          W              238,541,052
                                             --------------------------
Acquisition costs                            W              238,541,052
                                             --------------------------

      The condensed financial statements of Shinhan Securities Co., Ltd. as of March 31, 2002 and July 31, 2002 comprise the following:

                                                                      Thousands of Won
                                                               ----------------------------------------
                                                                   2002.3.31            2002.7.31
                                                               ----------------       -----------------
 Current assets                                                W    522,518,660       W     382,467,779
 Non-current assets                                                 100,694,249              97,874,920
                                                               ----------------       -----------------
      Total assets                                             W    623,212,909       W     480,342,699
                                                               ================       =================
 Current liabilities                                           W    387,000,695       W     241,611,816
 Long-term liabilities                                                        -                 189,831
                                                               ----------------       -----------------
 Total liabilities                                                  387,000,695             241,801,647
 Total shareholders' equity                                         236,212,214             238,541,052
                                                               ----------------       -----------------
     Total liabilities and shareholders' equity                W    623,212,909       W     480,342,699
                                                               ================       =================

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

3.    Business Combination, Continued:

                                                                           Thousands of Won
                                                               ---------------------------------------
                                                               2001.4.1-2002.3.31   2002.4.1-2002.7.31
                                                               -----------------    ------------------
Operating revenue                                              W     288,526,399    W     140,311,149
Operating expenses                                                   247,141,645          154,425,857
Other income                                                          15,997,111           19,990,596
Other expenses                                                        11,410,857            2,904,144
Extraordinary gain                                                             -                    -
Extraordinary loss                                                       159,077               30,716
Income tax expenses                                                   14,139,101            1,236,437
                                                               -----------------    -----------------
Net income                                                     W      31,672,830    W       1,704,591
                                                               =================    =================

      The Company paid W13,293 million to employees as bonus and compensation of W11,882 million to those who settled the accumulated retirement pay as a lump sum. These expenses are recorded as general and administrative expenses.

4.    Cash and cash equivalents:

      Cash and cash equivalents at March 31, 2003 and 2002 comprise the following:

                                                           Annual
                                                      Interest Rate (%)                      Thousands of Won
                                                     ------------------   ------------------------------------------------
                                                             2003               2003                         2002
                                                     ------------------   -----------------------   ----------------------
Cash on hand and in checking accounts                         -           W               641,927   W              673,108
Passbook accounts                                         0.1-0.5                       1,613,731                1,923,030
Foreign currency passbook accounts                           0.5                           49,411                3,011,922
                                                                          -----------------------   ----------------------
                                                                          W             2,305,069   W            5,608,060
                                                                          =======================   ======================

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

5.    Financial Instruments:

      Financial instruments at March 31, 2003 and 2002 comprise the following:

                                                  Annual
                                              Interest Rate (%)                     Thousands of Won
                                             ------------------     ----------------------------------------------
                                                    2003                    2003                      2002
                                             ------------------     --------------------      --------------------
Certificates of deposits                            4.45            W           989,027           W     59,258,449
Time deposits                                      4.3-5.2                   13,622,000                 14,434,991
Money market deposit accounts                      3.7-4.0                   74,200,000                168,727,386
Other deposits                                        -                          69,600                     40,500
                                                                    -------------------           ----------------
                                                                             88,880,627                242,461,326
Long-term financial instruments                                                 (69,600)                  (290,491)
                                                                    -------------------           ----------------
                                                                    W        88,811,027           W    242,170,835
                                                                    ===================           ================

      At March 31, 2003, W7,702,000 thousand of time deposit is pledged as collateral by Franklin Templeton Investment Trust Management Co., Ltd. ("FTITMC") in relation to the sales of beneficiary certificates managed by FTITMC. (see Notes 7 and 17). Other deposits represent guarantee deposits for the Company's checking accounts.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

6.    Deposits Segregated under Regulation:

      Deposits segregated under regulation at March 31, 2003 and 2002 comprise the following:

                                                                      Annual
                                                                 Interest Rate (%)             Thousands of Won
                                                                 -----------------   -------------------------------------
                                                                        2003               2003                 2002
                                                                 -----------------   ---------------       ---------------
Subscription deposits                                                   (*)          W     8,922,500       W   134,145,499
Deposits for withdrawal of customer deposits                            (*)              658,900,000           522,447,700
Guarantee deposits for securities borrowed                              3.3                7,326,000                     -
Guarantee deposits for futures and options trading                      (*)               24,785,048            20,640,786
                                                                                     ---------------       ---------------
                                                                                     W   699,933,548       W   677,233,985
                                                                                     ===============       ===============

(*) Annual interest rate was not determined at March 31, 2003, because depository will pay an interest based on their operating results.

      According to the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law, the Company is to deposit with the Korean Securities Finance Corporation ("KSFC") or other banks the amount of deposits from customers for the customer's claims. Also, the Company is to deposit cash or securities with Korean Stock Exchange as a guarantee deposit for the Company's agency and proprietary trading.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

7.    Marketable Securities:

      Marketable securities at March 31, 2003 and 2002 comprise the following:

                                                                                           Thousands of Won
                                                                                  ------------------------------------
                                                                                       2003                2002
                                                                                  --------------     -----------------
Stock                                                                             W    2,370,873     W      43,675,954
Government and public bonds                                                          292,289,338           103,503,460
Corporate bonds                                                                       16,954,597             2,020,260
Beneficiary certificates                                                             273,358,942            33,699,746
Negotiable commerical papers                                                          48,794,440                     -
Stocks in foreign currency                                                                     -             1,030,189
                                                                                  --------------     -----------------
                                                                                  W  633,768,190     W     183,929,609
                                                                                  ==============     =================

      At March 31, 2003, W68,060,957 thousand of marketable securities is pledged as collateral for contractual obligations.

      Debt securities at March 31, 2003 and 2002 comprise the following:

                                                                      Thousands of Won
                                         ---------------------------------------------------------------------------------
                                                                       2003                                       2002
                                         ----------------------------------------------------------------     ------------
                                               Par          Acquisition         Fair            Book               Book
                                              Value             Cost            Value           Value             Value
                                         -------------     -------------    ------------     ------------     ------------
Government and public bonds              W 296,426,023     W 291,851,769    W292,289,338     W292,289,338     W103,503,460
Corporate bonds                             17,000,000        16,998,854      16,954,597       16,954,597        2,020,260
                                         -------------     -------------    ------------     ------------     ------------
                                         W 313,426,023     W 308,850,623    W309,243,935     W309,243,935     W105,523,720
                                         =============     =============    ============     ============     ============

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

7.    Marketable Securities, Continued:

      At March 31, 2003 and 2002, W149,234,947 thousand and W37,599,328 thousand of the above debt securities are secured against securities sold under repurchase agreements.

      As of March 31, 2003, the Company holds beneficiary certificates of W275,591 million which include W13,910 million of guaranteed bonds issued by financially troubled companies, including the Daewoo group of companies. Also, the Company sold beneficiary certificates to customers of W3,834,670 million, which include W4,097 million of the guaranteed bonds of the above-mentioned companies. The guaranteed bonds may not be repaid at the book value. The details of the guaranteed bonds of those companies included in the beneficiary certificates held or sold by the Company are as follows:

                                                                   Millions of Won
                                           ---------------------------------------------------------------
                                             Daewoo guaranteed
                                                bonds and
                                              Seoul Guarantee        Hynix Semiconductor
                                              Insurance bonds             and etc.               Total
                                           -------------------       -------------------       -----------
Held by the Company                        W             5,544       W             8,366       W    13,910
Sold to customers                                        4,097                         -             4,097
                                           -------------------       -------------------       -----------
                                           W             9,641       W             8,366       W    18,007
                                           ===================       ===================       ===========

      The Company made a contract with Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the Dawoo group companies. Accordingly, the Company's time deposit of W7,702 million is held as collateral by Franklin Templeton Investment Trust Management Co., Ltd (see Notes 5 and 17).

      As of March 31, 2003, the Company holds marketable securities of W6,338 billion, which include W1,808 billion of corporate bonds issued by credit card companies and capital companies. As of March 31, 2003, the credit card companies and capital companies are experiencing financial difficulties and the corporate bonds issued by the above companies are suffering form liquidity problem. The accompanying financial statements do not reflect any uncertainties as the ultimate result cannot presently be estimated.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

8.    Securities in Custody:

      Securities in custody, deposited by customers as collateral for margin transactions, represent an offset to the customer securities in custody account. As of March 31, 2003 and 2002, securities in custody comprise the following:

                                                      Thousands of Won
                                           ---------------------------------------
                                                   2003                   2002
                                           -------------------       -------------
Equity securities                          W       155,032,036       W151,084,0230
Debt securities                                        128,347             154,114
                                           -------------------       -------------
                                           W       155,160,383       W 151,238,137
                                           ===================       =============

9.    Investment Securities:

      Investment securities at March 31, 2003 and 2002 comprise the following:

                                                                                        Thousands of Won
                                                                              ------------------------------------------------------
                                                                                                2003                        2002
                                                                              -----------------------------------------  -----------
                                                              Percentage of     Acquisition  Market Value      Book         Book
                                                  Shares      Ownership (%)        Cost      or Net Equity     Value       Value
                                                 ---------    -------------   -------------  -------------   ----------  -----------
(A) Investments in subsidiaries and affiliated
    companies
    Shinhan Financial Group
      Co., Ltd.                                        388         0.00       W      6,518   W       3,996   W    3,996  W         -
    Good Morning Investment
      Trust Management
      Co., Ltd.                                          -            -                  -               -            -   15,381,185
    Good Morning Securities
      Europe Limited                             5,000,000       100.00          6,498,268       3,730,679    3,730,679    4,703,111
    Good Morning Securities
      USA Inc.                                      15,000       100.00          3,341,884       5,947,516    5,947,516    6,631,149
    Venture Gate(Y)+/-
      Partnership                                  800,000        20.00            800,000               -            -      800,000
                                                                              ------------   -------------   ----------  -----------
                                                                                10,646,670       9,682,191    9,682,191   27,515,445
                                                                              ------------   -------------   ----------  -----------

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

9.    Investment Securities, Continued:

                                                                                      Thousands of Won
                                                                        ----------------------------------------------------------
                                                                                          2003                           2002
                                                                        -------------------------------------------   ------------
                                                        Percentage of    Acquisition   Market Value       Book          Book
                                             Shares     Ownership (%)       Cost       or Net Equity      Value         Value
                                        -------------   -------------   ------------   -------------   ------------   ------------
(B) Investments in partnerships

       Securities Market
         Stabilization Fund                         -          10.28    W 23,320,751   W 29,557,052    W 29,557,052   W 47,984,873
       Korean Stock Exchange                        -           3.40       2,612,076     21,133,652       2,612,076      2,612,076
       Good-KDB 2nd SPC                             -            6.0       3,000,000      3,109,551       3,000,000      3,000,000
       Other                                        -              -             890            740             740              -
                                                                        ------------   ------------    ------------   ------------
                                                                          28,933,717     53,800,995      35,169,868     53,596,949
                                                                        ------------   ------------    ------------   ------------
(C) Investments in foreign equity
        securities

       Korea Schroder Fund
       Management Limited
         - Common Stock                             -              -               -              -               -         43,848
         - Preferred Stock                          -              -               -              -               -         25,732
                                                                        ------------   ------------    ------------   ------------
                                                                                   -              -               -         69,580

(D) Investments in equity securities                -                     31,004,893     28,776,587      19,721,148     19,792,760

(E) Investments in debt securities                                         9,791,008      6,567,000       6,567,000              -
                                                                        ------------   ------------    ------------   ------------
                                                                        W 80,376,288   W 98,826,773    W 71,140,207   W100,974,734
                                                                        ============   ============    ============   ============

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

9.    Investment Securities, Continued:

      Investment in subsidiaries and affiliated companies are stated using the equity method and the accumulated net gains as of March 31, 2003 and 2002 comprise the following (In thousand won):

                                                                              2003
                                              ----------------------------------------------------------------
                                              Gain (loss) from      Capital      Current year
                                                 prior year        adjustment    gain (loss)         Total
                                              ----------------   -------------   ------------    -------------
Good Morning Securities
  USA Inc.                                    W      1,174,565   W   1,739,573   W   (308,506)   W   2,605,632
Good Morning Securities
      Europe Limited                                (4,183,840)      2,538,713     (1,122,462)      (2,767,589)
                                              ----------------   -------------   ------------    -------------
                                              W     (3,009,275)  W   4,278,286   W (1,430,968)   W    (161,957)
                                              ================   =============   ============    =============

                                                                                    2002
                                              ----------------------------------------------------------------------------------
                                                 Loss from          Capital      Current year                       Adjustment
                                                 prior year        adjustment     gain (loss)        Total         on investment
                                              ----------------   -------------   ------------    -------------    --------------
Good Morning Investment
      Trust Management
      Co., Ltd.                               W       (898,668)  W           -   W   (202,033)   W  (1,100,701)   W    1,136,112
Good Morning Securities
     USA Inc.                                       (1,169,613)      2,114,700      2,344,178        3,289,265                 -
Good Morning Securities
      Europe Limited                                (3,105,901)      2,388,683     (1,077,939)      (1,795,157)                -
                                              ----------------   -------------   ------------    -------------    --------------
                                              W     (5,174,182)  W   4,503,383   W  1,064,206    W     393,407    W    1,136,112
                                              ================   =============   ============    =============    ==============

      As of March 31, 2003, the Company has recorded W1,014,084 thousand of loss on valuation of investments in publicly traded companies as a capital adjustment. During the year ended March 31, 2003, the Company currently recognized W4,958,000 thousand of loss on the valuation of investments in the Securities Market Stabilization Fund which are included in the investments in partnership.

      During the year ended March 31, 2003, the Company recorded
      W1,014,020 thousand of investments securities reduction loss for investments in affiliated companies and equity securities, whose net equity declined significantly and is not expected to recover.

      On October 22, 2002, the Company sold 100% ownership of Good Morning Investment Trust Management Co., Ltd. (book value of W15,398,755 thousand, to Prudential Corporation Holdings Ltd. at W25,000,000 thousand.

      During the year ended March 31, 2003, the Company sold 1,500,000 shares of Shinhan Life Insurance Co., Ltd. (book value of Nil) to 5 individuals at W7,500,000 thousand.

      At March 31, 2003, W32,169,128 thousand of investment securities is pledged as collateral for the contractual obligations and borrowings (see
      Note 13).

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

10.   Troubled Loans:

      Troubled loans at March 31, 2003 and 2002 comprise the following:

                                                      Thousands of Won
                                              --------------------------------
                                                    2003              2002
                                              ----------------   -------------
Advance payments for the customers            W     62,032,223   W  82,639,056
Dishonored bonds                                    11,928,278      46,400,804
Dishonored notes receivable                                  -       4,226,932
                                              ----------------   -------------
                                                    73,960,501     133,266,792
  Less : discount on present value                  (1,163,407)    (10,271,247)
       allowance for doubtful accounts             (28,578,208)    (77,073,877)
                                              ----------------   -------------
                                              W     44,218,886   W  45,921,668
                                              ================   =============

      At March 31, 2003, troubled loans, which were restructured by reorganization plans, approved by the court or agreed by creditors comprise the following:

                                                                                                      Millions of Won
                                                                                            ---------------------------------------
                                                Date of                       Discount        Book       Present       Discount on
                                               Approval        Maturity        Rate(%)       Value        Value       Present Value
                                              -----------    ------------    -----------    --------    ---------     -------------
Dishonored bonds                               2000.10.20      2010.12.30      14.2         W  2,158    W     995     W       1,163
                                                                                            ========    =========     =============

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

11.   Collective Fund for Default Loss:

      In accordance with the Korean Securities and Exchange Law, the Company has deposited with the Korean Stock Exchange and the Korea Securities Dealers Association an amount equal to 0.001% of its total trading value during the year related to potential losses on unsettled trading.

12.   Property and Equipment:

      Property and equipment at March 31, 2003 and 2002 comprise the following:

                                                Thousands of Won
                                      ------------------------------------
                                           2003                  2002
                                      ---------------      ---------------
Buildings                             W   159,597,647      W   140,802,833
Vehicles                                      113,444              199,652
Furniture and fixtures                    139,682,110           96,530,121
Other                                           8,690                8,690
                                      ---------------      ---------------
                                          299,401,891          237,541,296
   Less: accumulated depreciation        (135,617,692)         (91,468,562)
                                      ---------------      ---------------
                                          163,784,199          146,072,734
Land                                       42,209,166           22,410,262
                                      ---------------      ---------------
                                      W   205,993,365      W   168,482,996
                                      ===============      ===============

      At March 31, 2003, buildings, furniture and fixtures are insured against fire and other casualty losses of up to W165,216,000 thousand and certain property has been pledged as collateral up to a maximum of W101,988,122 thousand for several borrowings and leasehold agreements (see Note 15).

      At March 31, 2003, land, recorded at cost at W42,209,166 thousand, had a posted land price issued by the Korean tax authority of W43,918,336 thousand.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

13.   Short-Term Borrowings:

      Short-term borrowings at March 31, 2003 and 2002 comprise the following:

                        Annual Interest
                             Rate (%)            Thousands of Won
                        ---------------  ----------------------------------
                               2003            2003              2002
                        ---------------  ---------------    ---------------
Call money                  4.35-4.60    W   135,000,000    W             -
General term loans               6.71         20,000,000         50,000,000
Borrowings from KSFC        1.26-4.35        157,200,000         61,921,871
Other                               -                  -         10,000,000
                                         ---------------    ---------------
                                         W   312,200,000    W   121,921,871
                                         ===============    ===============

      As an authorized member of the Korean Stock Exchange, the Company is entitled to borrow funds or securities from the KSFC based on the amounts of deposits segregated under the regulation (see Note 6)

      At March 31, 2003, certain securities are pledged as collateral for the above borrowings (see Note 9).

14.   Deposits from Customers:

      Deposits from customers at March 31, 2003 and 2002 comprise the following:

                                        Thousands of Won
                               ----------------------------------
                                    2003               2002
                               ---------------     --------------
Cash deposits received from
   customers for securities
   brokerage transactions      W   717,435,919     W  633,951,190
Guarantee deposits received
   in cash from customers
   for margin transactions           4,048,824          5,438,647
                               ---------------     --------------
                               W   721,484,743     W  639,389,837
                               ===============     ==============

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

15.   Long-term debt:

      Long-term debt at March 31, 2003 and 2002 comprises the following:

                                         Annual
                                     Interest Rate(%)          Thousands of Won
                                     --------------   ---------------------------------
                                          2003             2003              2002
                                     --------------   -------------    ----------------
Debentures                                6.86        W  30,000,000    W     70,000,000
   Less: current maturities                                       -         (40,000,000)
                                                      -------------    ----------------
                                                      W  30,000,000    W     30,000,000
                                                      =============    ================

      The principal portion of debentures matures in 2 years and interest is payable quarterly. Certain property and a blank note are pledged as collateral for the above debentures (see Notes 12 and 17).

16.   Subordinated Bonds:

      Subordinated bonds at March 31, 2003 and 2002 comprise the following:

                              Annual
                         Interest Rate(%)                                Thousands of Won
                         ----------------                        -----------------------------
    Description                2003               Maturity            2003            2002
------------------       ----------------       -------------    --------------   ------------
Subordinated bonds             6.23              2002. 09. 26    W  130,000,000   W          -
                                                ~2004. 09. 26
                                                                 --------------   ------------
                                                                 W  130,000,000   W          -
                                                                 ==============   ============

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

16.   Subordinated Bonds, Continued:

      In connection with the subordinated bonds from Shinhan Financial Group Co., Ltd., the Company shall repay the bonds upon maturity, in one lump sum, but the Company shall not repay the bonds on maturity if the CAR of the Company, as defined in the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law, becomes less than or equal to 100% as a result of the repayment of the principal of the bonds. If any principal of the bonds is not paid at the scheduled maturity, 7.23% default interest per annum shall be applied to the bonds.

17.   Commitments and Contingencies:

      As of March 31, 2003, the Company has entered into overdraft borrowing agreements up to W356,000 million with thirteen Korean commercial banks and the Company also has entered into agreements with Shinhan bank to discount notes up to W20,000 million.

      As of March 31, 2003, the Company has provided two blank notes and 1,917 million of several notes to certain financial institutions as collateral for borrowings and contractual obligations.

      As of March 31, 2003, the Company is contingently liable for guarantees of indebtedness of Good Morning Securities USA Inc. amounting to
      W15,034,800 thousand.

      As of March 31, 2003, the Company made a contract with Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the Dawoo group companies. Accordingly, the Company's time deposit of W7,702 million is held as collateral by Franklin Templeton
      Investment Trust Management Co., Ltd. (see Notes 5 and 7).

      In the normal course of business, the Company has been named as the defendant in several legal actions. As of March 31, 2003, 23 lawsuits claiming an aggregate W9,769 million have been filed against the Company. As of March 31, 2003, the ultimate outcomes of these matters cannot be reasonably determined. Accordingly, no adjustments have been made in the accompanying financial statements in relation to these matters.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

17.   Commitments and Contingencies, Continued:

      During the year ended March 31, 2003, the unrealized gains and unrealized losses recognized from the valuation of stock index futures contracts amount to W750 thousand and 80,347 thousand, respectively, and the unrealized gains recognized from the valuation of stock index options contracts amount to W7,150 thousand.

      The Company sold its troubled loans related to insolvent companies to Korea Asset Management Corporation ("KAMCO"), in accordance with a contract made on November 6, 1998 and a supplementary contract made on December 12, 1998. According to the contracts, if KAMCO fails to exercise its security rights or if the insolvent companies fail to obtain approval from the court for receivership, KAMCO can exercise a put option on W65,600 million of the troubled loans. The insolvent companies obtained approval from the court for the receivership and above mentioned W65,600 million of troubled loans have been determined to be W61,600 million. Accordingly, on April 25, 2000, the Company entered into a settlement agreement with KAMCO in the amount of W61,600 million. However, KAMCO can exercise a put option or require resettlement, if the debt reorganization plans approved by the court are changed or debts are not collected as scheduled. As of March 31, 2003, the potential amounts of put option or resettlement, which KAMCO can exercise, were estimated to be W29,200 million.

      In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

18.   Retained Earnings:

      Retained earnings at March 31, 2003 and 2002 comprise the following:

                                     Thousands of Won
                               ----------------------------
                                  2003             2002
                               -----------     ------------
Appropriated:
  Reserve for losses on
    securities transactions    W 9,894,251     W 19,788,503
Unappropriated:                          -                -
                               -----------     ------------
                               W 9,894,251     W 19,788,503
                               ===========     ============

19.   Discount on Stock Issuance:

      On December 21, 1998, the Company issued 104,000,000 shares of common stock at W1,250 per share amounting to W130,000,000 thousand and recorded W390,000,000 thousand of amount paid less than par value as a discount on stock issuance. The Company also recorded W151,062,144 thousand of discount on stock issuance in relation to conversion of subordinated convertible bonds into common stock before March 31, 2002. During the year ended March 31, 2003, the Company issued 47,637,680 shares of common stock (par value: W5,000 per share) at W238,541,052 thousand to compensate the cost of the acquisition and W352,652 thousand of amount paid less the direct expense of W42,119 thousand was offset by the discount on stock issuance (see Note 3). The discount on stock issuance is to be amortized over 3 years using the straight-line method through appropriation of retained earnings. W148,292,476 thousand, W72,372,732 thousand, W60,999,856 thousand and 22,772,806 thousand of discount on stock issuance have been amortized in accordance with the shareholders' resolution on May 27, 2000, May 26, 2001, May 25, 2002 and May 30, 2003, respectively.

20.   Treasury Stock:

      Before March 31, 2003, the Company acquired 1,157,120 shares of its preferred stock in accordance with Korea Securities and Exchange Law, and 54,480,716 shares of its common stock and 2,771,874 shares of its preferred stock to comply with dissenting shareholders' exercise of claims for stock purchase in regard to merger with Shinhan Securities Co., Ltd. The Company extinguished all treasury stocks, which were bought during the year ended March 31, 2003. Following a shareholders' meeting held on December 12, 2002 for the reduction in capital, the Company reduced the capital by the ratio of 1:0.9 as of December 24, 2002, and as a result, the Company reduced 115,712 shares of its treasury preferred stock, which were bought in prior years and acquired 4,795 shares of its common stock and 1,010 shares of its preferred stock.

      The treasury stocks (4,795 shares of its common stock, 1,042,418 shares of its preferred stock) will be sold in the future at the discretion of management.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

21.   Capital Reduction:

      Following a shareholders' meeting held on December 12, 2002 for the reduction in capital, the Company reduced the capital by the ratio of 1:0.9 as of December 24, 2002 and recorded net gain of W14,750 thousand as a gain on capital reduction.

22.   Stock Purchase Options:

      In accordance with a resolution of shareholders, the Company granted stock purchase options to certain employees and directors.

                                                               Stock Purchase Options Granted
                        ------------------------------------------------------------------------------------------------------------
                             1           2           3            4           5           6           7          8            9
                        ----------- ----------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
- Granted common shares   2,588,355   1,434,510    1,980,000     405,000   1,260,000      90,000     540,000     375,744     343,383
- Grant date               1999.2.4    1999.2.4   1999.12.17   2000.5.27   2001.5.26   2002.1.31   2002.5.25   2002.6.27   2002.6.27
- Exercizable period       2002.2.4    2002.2.4   2002.12.17   2003.5.27   2004.5.26   2005.1.31   2004.5.25   2003.5.26   2004.5.27
                         ~ 2009.2.3  ~ 2009.2.3 ~ 2007.12.16 ~ 2008.5.26 ~ 2009.5.25 ~ 2010.1.30 ~ 2012.5.24 ~ 2006.5.25 ~ 2007.5.26
- Required service
   periods                  3 years     3 years      3 years     3 years     3 years     3 years     2 years     2 years     2 years
- Exercise price
   per share            W     7,640 W     7,085 W      7,590 W     5,000 W     5,850 W     6,040 W     6,370 W     5,000 W     5,837
- Compensation cost
   per share            W     1,254 W     1,707 W      1,042 W       311 W     1,147 W       664 W     2,025 W     1,157 W       589

      The Company succeeded No. 8 and No. 9 of the stock purchase options from the former Shinhan Securities Co., Ltd. as of June 27, 2002 according to the resolution of shareholders for merger approval. The Shinhan Securities Co., Ltd. had granted the stock purchase options on May 25, 2000 and May 26, 2001, respectively.

      The Compensation cost for stock options recognized using the minimum value method was W1,735,312 thousand for the year ended March 31, 2003 and will be W1,336,203 thousand for the periods thereafter.

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

22.   Stock Purchase Options, Continued:

      If the Company had adopted the fair value method, the following assumptions would have been used.

                                                          Stock Purchase Options Granted
                                 -------  -------  -------  -------  -------  -------  -------  -------  ----------
                                    1        2        3        4        5        6        7        8          9
                                 -------  -------  -------  -------  -------  -------  -------  -------  ----------
- Risk-free interest rate           7.00%    7.00%    8.89%    5.24%    6.42%    6.03%    6.87%    5.13%       5.62%
- Expected exercise periods       3 years  3 years  3 years  3 years  3 years 3 years  6 years  2 years   2.5 years
- Expected volatility             116.87%  116.87%  137.35%  137.82%  118.09%   86.35%  101.94%   84.82%      94.38%
- Expected dividend yield              0%       0%       0%       0%       0%       0%       0%       0%          0%
- Stock price at grant date      W 7,490  W 7,490  W 6,920  W 4,600  W 6,000  W 5,730  W 6,300  W 4,600  W    5,680
- Compensation cost
   per share                     W 5,374  W 5,456  W 5,437  W 2,372  W 4,498  W 3,291  W 5,216  W 2,621  W    3,238

      The Company's net income and earnings per share which the Company would have been disclosed under the fair value method are as shown below.

                                         For the year ended
                             -----------------------------------------
                              2002.3.31     2001.3.31      2000.3.31
                             ------------  ------------  -------------
Net income (in thousand of)  W 42,118,736  W 61,638,264  W 208,298,572
Earnings per share                    260           353          1,198

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

23. Income Tax Expenses:

    The statutory income tax rate applicable to the Company, including resident tax surcharges is 29.7%. The income tax expenses for the years ended March 31, 2003 and 2002 consist of the following:

                                   Thousands of Won
                              ---------------------------
                                  2003           2002
                              ------------   ------------
Current income tax expenses   W    154,170   W          -
Deferred income tax expenses    (5,494,301)    10,194,786
                              ------------   ------------
                              W (5,340,131)  W 10,194,786
                              ============   ============

      The following table reconciles the expected amount of income tax expenses based on statutory rates to the actual amount of income tax expenses recorded by the Company:

                                                   Thousands of Won
                                             ---------------------------
                                                 2003           2002
                                             ------------   ------------
Income before income tax expenses            W  5,538,423   W 61,300,391
Statutory tax rate                                   29.7%         30.8%
                                             ------------   ------------
Expected tax expenses at statutory tax rate     1,644,912     18,880,520
Income tax on permanent differences             2,483,002     (9,281,054)
Income tax on recognized deferred
  tax asset for tax loss carried forward       (9,622,215)             -
Other                                             154,170        595,320
                                             ------------   ------------
Income tax expenses                          W (5,340,131)  W 10,194,786
                                             ============   ============
Effective tax rate                                      -          16.63%
                                             ============   ============

Continued;

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

23.   Income Tax Expenses, Continued:

      Changes in temporary differences between amounts reported for financial accounting and income tax purposes for the year ended March 31, 2003 and deferred income tax asset (liability) as of March 31, 2003 and 2002 are as follows:

                                                                 Thousands of Won
                                  --------------------------------------------------------------------------------
                                                         2003                                           2002
                                  --------------------------------------------------------------   ---------------
                                                                                 Deferred Income   Deferred Income
                                    Beginning      Increase(*)       Ending         Tax Asset         Tax Asset
                                     Balance       (Decrease)       Balance        (Liability)       (Liability)
                                  -------------   ------------   -------------     ------------     ------------
Marketable securities             W  (4,405,191)  W  9,506,546   W   5,101,355     W  1,515,102     W (1,308,342)
Accrued revenue                        (884,294)    (1,551,059)     (2,435,353)        (723,300)        (262,635)
Allowance for doubtful accounts      34,519,721     (6,964,008)     27,555,713        8,184,047       10,252,357
Investment securities                14,265,985     14,199,480      28,465,465        8,454,243        4,236,998
Property and equipment                   19,311         (7,397)         11,914            3,539            5,735
Intangible assets                         7,993         (2,620)          5,373            1,596            2,374
Discount on present value             9,424,641     (8,261,234)      1,163,407          345,532        2,799,118
Securities sold                          28,540       (264,542)       (236,002)         (70,093)           8,477
Accrued severance benefits              350,401       (350,401)              -                -          104,069
Tax loss carried forward             81,552,566      4,814,173      86,366,739        9,622,215                -
Other                                   792,912       (362,360)        430,552          127,874          235,495
                                  -------------   ------------   -------------     ------------     ------------
                                  W 135,672,585   W 10,756,578   W 146,429,163     W 27,460,755     W 16,073,646
                                  =============   ============   =============     ============     ============

(*) Temporary differences of W19,841,106 thousand succeeded from the merger are included above.

      The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the asset to its estimated net realizable value.

      The Company had not recognized deferred tax assets for tax loss carried forward until March 31, 2002. However, as the Company's ordinary income for the past three years has been positive and the future average income is expected to surpass the tax loss carried forward, as of March 31, 2003, the Company recorded W9,622 million of deferred income tax assets in relation to the tax loss carried forward.

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

24.   Earnings Per Share:

      Earnings per share and diluted earnings per share are calculated as follows:

      (1) Earnings per share -

                                                 Thousands of Won
                                           ----------------------------
                                               2003            2002
                                           -------------  -------------
Net income                                 W  10,878,554  W  51,105,605
Weighted average number of common shares     159,124,497    161,735,083
                                           -------------  -------------
Earnings per share in Korean Won           W          68  W         316
                                           =============  =============

      (2) Diluted earnings per share -

                                                   Thousands of Won
                                             ----------------------------
                                               2003            2002
                                             -------------  -------------
Net income                                   W  10,878,554  W  51,105,605
Weighted average number of common shares &
  common equivalent shares                     159,124,497    161,744,166
                                             -------------  -------------
Diluted earnings per share in Korean Won     W          68  W         316
                                             =============  =============

                    GOOD MORNING SHINHAN SECURITIES CO., LTD.
                  (FORMERLY, GOOD MORNING SECURITIES CO., LTD.)

            NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
                             March 31, 2003 and 2002

25.   Related Party Transactions:

      Significant transactions with related parties for the years ended March 31, 2003 and 2002 and the related receivables and payables as of March 31, 2003 and 2002 are as follows:

                                                       Millions of Won
                                       ---------------------------------------------
                                       Revenue    Expenses   Receivables   Payables
                                       --------   --------   -----------   ---------
Good Morning Securities
  Europe Limited                       W  1,222   W    839   W         -   W     524
Good Morning Securities USA Inc.         10,819      7,411             -         853
Shinhan Bank                                457      1,800        45,714      50,338
Shinhan Financial Group Co., Ltd.             -      3,933             -     130,111
Shinhan BNP Parivas Investment Trust
  Management Co., Ltd.                        -          -             -       3,496
Shinhan Card Co. Ltd.                         -          -             -       3,289
                                       --------   --------   -----------   ---------
   2003                                W 12,498   W 13,983   W    45,714   W 188,611
                                       ========   ========   ===========   =========
   2002                                W 18,887   W 13,092   W         1   W   8,729
                                       ========   ========   ===========   =========

26.   Subsequent Events:

      On March 27, 2003, the Company signed a contract with Global Korea Investment I Limited to sell its troubled loans of Hunex Co., Ltd. (book value as of March 31, 2003: W41,806 million) at W48,900 million, which will come into force on April 25, 2003.

27.   Reclassification of 2002 amounts:

      Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on previously reported net income or shareholders' equity.

<Appendix 7>

THE INDEPENDENT ACCOUNTANT'S AUDIT REPORT (UNDER KOREAN GAAP) TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS OF GOOD MORNING SHINHAN SECURITIES AS OF AND FOR THE YEAR ENDED MARCH 31, 2004

                          INDEPENDENT AUDITORS' REPORT

                  Based on a report originally issued in Korean

To the Board of Directors and Stockholders
Goodmorning Shinhan Securities Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Goodmorning Shinhan Securities Co., Ltd. (the "Company") as of March 31, 2004 and the related statements of earnings, appropriation of retained earnings and cash flows for the year then ended. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit. The financial statements for the year ended March 31, 2003, presented herein for comparative purposes, were audited by Samil Accounting Corp., whose report thereon dated April 16, 2003 expressed an unqualified opinion on the financial statements.

We conducted our audit in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and the results of its operations, the changes in its retained earnings and its cash flows for the year then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated financial statements expressed in Korean Won have been translated into United States dollars solely for the convenience of the reader and on the basis set forth in Note 2(b) to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 2(a) to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002.

As described in Note 26 to the non-consolidated financial statements, the Company recorded W12,709 million of revenue earned from and W31,078 million of expense incurred to Shinhan Financial Group Co., Ltd. and other related parties for the year ended March 31, 2004. In addition, the Company has recorded receivables from and payables to related parties as of March 31, 2004 of W29,437 million and W174,628 million, respectively.

As described in Note 32(f) to the non-consolidated financial statements, as of March 31, 2004, the Company is holding W4,879 million of debt securities issued by LG Card Co., Ltd., which are classified as short-term investment in securities. Actual losses on these securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company.

KPMG Samjong Accounting Corp.
Seoul, Korea
April 16, 2004

This report is effective as of April 16, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                    Goodmorning Shinhan Securities Co., Ltd.

                         NON-CONSOLIDATED BALANCE SHEETS

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                            Won                   U.S. dollars (note 2)
                                                                  ------------------------     --------------------------
                                                                     2004          2003             2004          2003
                                                                  ----------     ---------     -----------      ---------
       Assets

Current assets:

   Cash and bank deposits (notes 3, 21, 26, 31 and 32)            W   28,001        91,116     $    24,273         78,984
   Deposit segregated under the regulation (note 4)                  731,084       699,933         633,741        606,738
   Short-term investment in securities (notes 5 and 32)              550,580       633,768         477,271        549,383
   Hybrid securities bought (note 6)                                 238,732             -         206,945              -
   Options bought                                                          -           117               -            101
   Loans (note 7)                                                    240,307        61,298         208,311         53,136
   Other current assets (notes 8 and 26)                             125,085        63,286         108,430         54,860
                                                                  ----------     ---------     -----------      ---------
                                                                   1,913,789     1,549,518       1,658,971      1,343,202

Long-term investment in securities (notes 9 and 26)                   46,012        71,140          39,886         61,668
Investments (note 10)                                                 77,905        82,391          67,532         71,421
Property and equipment (notes 11 and 14)                             182,234       205,993         157,970        178,565
Intangible assets (note 12)                                           11,848        10,639          10,270          9,223
Other assets (note 13)                                                19,661        77,311          17,043         67,017
                                                                  ----------     ---------     -----------      ---------
                                                                  W2,251,449     1,996,992     $ 1,951,672      1,731,096
                                                                  ==========     =========     ===========      =========

       Liabilities and Stockholders' equity

Current liabilities:

   Call money                                                     W        -       135,000     $         -        117,025
   Short-term borrowings (note 15)                                    30,000       177,200          26,005        153,606
   Bonds sold with repurchase agreements                             175,394       151,723         152,041        131,521
   Deposits from customers                                           665,469       717,436         576,863        621,911
   Securities sold but not yet purchased                              14,781         4,968          12,813          4,307
   Hybrid securities issued (note 16)                                466,373             -         404,276              -
   Other current liabilities (notes 17 and 26)                        80,009        79,596          69,356         68,998
                                                                  ----------     ---------     -----------      ---------
                                                                   1,432,026     1,265,923       1,241,354      1,097,368

Debentures (notes 11, 18 and 26)                                     161,000       160,000         139,563        138,696
Retirement and severance benefit (note 19)                             2,252         3,418           1,952          2,963
                                                                  ----------     ---------     -----------      ---------
                Total liabilities                                  1,595,278     1,429,341       1,382,869      1,239,027
                                                                  ----------     ---------     -----------      ---------

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

      (In millions of Won and thousands of U.S. dollars, except share data)

                                                                           Won                    U.S. dollars (note 2)
                                                                  ------------------------     --------------------------
                                                                    2004          2003              2004          2003
                                                                  ----------     ---------     -----------      ---------
Stockholders' equity:

   Capital stock of W5,000 par value                                 796,998       796,998         690,879        690,879
          Authorized:
             Common stock             450,000,000 shares
             Preferred stock          150,000,000 shares
          Issued:
             Common stock             155,576,350 shares
             Preferred stock            3,823,314 shares
   Capital surplus (note 22)                                              15            15              13             13
   Retained earnings (note 23)                                        90,549        30,667          78,493         26,584
   Capital adjustments (notes 24 and 25)                            (231,391)     (260,029)       (200,582)      (225,407)
                                                                  ----------     ---------     -----------      ---------
                Total stockholders' equity                           656,171       567,651         568,803        492,069

Commitments and contingencies (note 32)
                                                                  ----------     ---------     -----------      ---------
                                                                  W2,251,449     1,996,992     $ 1,951,672      1,731,096
                                                                  ==========     =========     ===========      =========

See accompanying notes to non-consolidated financial statements.

                    Goodmorning Shinhan Securities Co., Ltd.

                     NON-CONSOLIDATED STATEMENTS OF EARNINGS

                   For the years ended March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                                           Won           U.S. dollars (note 2)
                                                                              ----------------------    ----------------------
                                                                                   2004         2003         2004         2003
                                                                              ---------      -------    ---------      -------
Operating revenues:

   Commission income (note 26)                                                W 278,018      248,189    $ 241,000      215,143
   Interest income (note 26)                                                     75,130       60,713       65,126       52,629
   Dividend income                                                                8,156        1,634        7,070        1,416
   Distribution income                                                            2,016        5,076        1,748        4,400
   Realized gain from sale of trading securities                                 82,821       44,193       71,794       38,309
   Unrealized gain on trading securities                                          3,996        1,001        3,464          868
   Gain related to hybrid securities bought                                      48,917           --       42,404           --
   Unrealized gain on securities sold but not yet purchased                         300          240          260          208
   Gain related to hybrid securities issued                                       5,869           --        5,087           --
   Valuation gain on deposit segregated under the regulation                      3,643           --        3,158           --
   Gain on derivatives transactions                                             176,611      252,993      153,096      219,307
   Other                                                                             --       10,643           --        9,226
                                                                              ---------      -------    ---------      -------
                                                                                685,477      624,682      594,207      541,506

Operating expenses:

   Commission expense (note 26)                                                  43,616       34,959       37,809       30,304
   Interest expense                                                              33,402       26,177       28,954       22,692
   Realized loss from sales of trading securities                                62,054       54,996       53,792       47,673
   Unrealized loss on trading securities                                          4,948        6,030        4,289        5,227
   Unrealized loss on securities sold but not yet purchased                         107            4           93            3
   Loss related to hybrid securities issued                                      80,611           --       69,878           --
   Loss on derivatives transactions                                             135,059      228,559      117,076      198,127
   General and administrative expenses (note 28)                                271,700      275,321      235,523      238,662
                                                                              ---------      -------    ---------      -------
                                                                                631,497      626,046      547,414      542,688
                                                                              ---------      -------    ---------      -------

Operating income                                                                 53,980       (1,364)      46,793       (1,182)

Non-operating income (expenses):

   Gain (loss) from disposition of property and equipment, net                   27,363         (113)      23,719          (98)
   Unrealized loss on available-for-sale securities, net                             --       (4,959)          --       (4,299)
   Realized gain from sale of available-for-sale securities, net                  7,016        6,450        6,082        5,592
   Valuation loss using the equity method, net                                     (772)      (1,413)        (669)      (1,225)
   Impairment loss on available-for-sale securities                                  (1)      (1,437)          (1)      (1,246)
   Gain (loss) from foreign currency transactions, net                              488         (241)         423         (209)
   Gain from foreign currency translation, net                                       91            1           79            1
   Rental income                                                                  6,087        7,940        5,277        6,883
   Donation                                                                        (336)        (386)        (291)        (335)
   Other, net                                                                     2,825        1,060        2,448          919
                                                                              ---------      -------    ---------      -------
                                                                                 42,761        6,902       37,067        5,983
                                                                              ---------      -------    ---------      -------

Ordinary income                                                                  96,741        5,538       83,860        4,801

                    Goodmorning Shinhan Securities Co., Ltd.

                   For the years ended March 31, 2004 and 2003

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

                                                                               Won                  U.S. dollars (note 2)
                                                                        --------------------     ------------------------
                                                                         2004          2003         2004            2003
                                                                        -------       ------     -----------       ------
Extraordinary loss                                                            2            -               1            -
                                                                        -------       ------     -----------       ------
Earnings before income taxes                                             96,739        5,538          83,859        4,801

Income tax expense (benefit) (note 29)                                   16,084       (5,340)         13,943       (4,629)
                                                                        -------       ------     -----------       ------

Net earnings                                                            W80,655       10,878     $    69,916        9,430
                                                                        =======       ======     ===========       ======

Ordinary income and net earnings per share                              W   518           68     $      0.45         0.06
     in Won and U.S. dollars (note 30)                                  =======       ======     ===========       ======

See accompanying notes to non-consolidated financial statements.

                    Goodmorning Shinhan Securities Co., Ltd.

        NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS

                   For the years ended March 31, 2004 and 2003

                  Date of Appropriation for 2004: May 28, 2004
                  Date of Appropriation for 2003: May 30, 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                                 Won               U.S. dollars (note 2)
                                                                        --------------------     ------------------------
                                                                         2004          2003          2004           2003
                                                                        -------       ------     -----------       ------
Unappropriated retained earnings:

   Balance at beginning of year                                         W     -            -     $         -            -
   Net earnings                                                          80,655       10,878          69,916        9,430
                                                                        -------       ------     -----------       ------
                                                                         80,655       10,878          69,916        9,430

Transfer from voluntary reserves                                          9,894        9,894           8,577        8,577

Appropriation of retained earnings:

   Amortization of discounts on stock issuance costs                     90,549       20,772          78,493       18,007
                                                                        -------       ------     -----------       ------
Unappropriated retained earnings to be carried                          W     -            -     $         -            -
     over to subsequent year                                            =======       ======     ===========       ======

See accompanying notes to non-consolidated financial statements.

                    Goodmorning Shinhan Securities Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                   For the years ended March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                               Won                 U.S. dollars (note 2)
                                                                     ------------------------    -------------------------
                                                                        2004          2003          2004           2003
                                                                     ----------    ----------    -----------    ----------
Cash flows from operating activities:

   Net earnings                                                      W   80,655        10,878    $    69,916         9,430

   Adjustments to reconcile net earnings to net cash used in by operating activities:

     Valuation gain on deposit segregated under the regulation           (3,643)            -         (3,158)            -
     Unrealized loss on trading securities, net                             952         5,029            825         4,359
     Impairment loss on available-for-sale securities                         1         1,014              1           879
     Realized gain from sale of available-for-sale securities, net       (7,016)       (6,450)        (6,082)       (5,592)
     Valuation loss using the equity method, net                            772         1,413            669         1,225
     Gain related to hybrid securities bought                           (48,035)            -        (41,639)            -
     Unrealized gain on securities sold but not yet purchased              (193)         (236)          (167)         (205)
     Loss related to hybrid securities issued                            58,602             -         50,800             -
     Unrealized gain on derivatives transactions, net                   (11,247)           (7)        (9,749)           (6)
     Loss (gain) from disposition of property and equipment, net        (27,363)          113        (23,719)           98
     Depreciation expense                                                13,849        24,075         12,005        20,869
     Amortization expense                                                 5,630         4,417          4,880         3,829
     Bad debt expense                                                     3,774             -          3,271             -
     Provision for retirement and severance benefit                       9,984        23,833          8,655        20,660
     Decrease (increase) in trading securities                           93,581      (292,681)        81,121      (253,711)
     Decrease in options bought                                             117           531            101           460
     Decrease (increase) in other current assets                        (50,374)       84,724        (43,668)       73,443
     Decrease (increase) in other assets                                 16,084        (5,494)        13,942        (4,762)
     Increase in securities sold but not yet purchased                   10,006         4,183          8,674         3,626
     Increase in hybrid securities issued                               407,772             -        353,478             -
     Decrease in options sold                                                 -          (845)             -          (732)
     Decrease in other current liabilities                               (2,755)      (63,607)        (2,388)      (55,137)
     Retirement and severance benefits paid                             (12,373)      (30,266)       (10,726)      (26,236)
     Decrease in National Pension Fund                                        2           633              1           549
     Decrease in retirement trust                                         1,221         2,470          1,059         2,141
     Others, net                                                        (12,499)       (5,812)       (10,835)       (5,039)
                                                                     ----------    ----------    -----------    ----------
          Net cash provided by (used in) operating activities           527,504      (242,085)       457,267      (209,852)

Cash flows from investing activities:

   Cash provided by investing activities:
      Decrease in bank deposits                                          65,672       156,480         56,927       135,645
      Decrease in deposit segregated under the regulation                     -             2              -             1
      Decrease in available-for-sale securities                          40,994        54,835         35,536        47,534
      Decrease in loans                                               6,651,422     1,666,354      5,765,796     1,444,482
      Decrease in investments                                            21,895        47,629         18,980        41,287
      Decrease in property and equipment                                 46,531           299         40,335           259
      Decrease in intangible assets                                       1,090             -            945             -
      Decrease in other assets                                           48,888       153,267         42,379       132,860
      Increase in other current liabilities                               8,588         8,938          7,445         7,748
                                                                              -           506              -           439
                                                                     ----------    ----------    -----------    ----------
                                                                      6,885,080     2,088,310      5,968,343     1,810,255

                    Goodmorning Shinhan Securities Co., Ltd.

                   For the years ended March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                  Won                  U.S. dollars (note 2)
                                                      --------------------------    -------------------------
                                                          2004           2003           2004          2003
                                                      -----------    -----------    ------------   ----------
  Cash used in investing activities:

     Increase in deposit segregated                       (26,173)             -         (22,688)           -
         under the regulation
     Increase in available-for-sale securities            (11,245)        (6,612)         (9,748)      (5,732)
     Increase in investment securities                     (3,167)             -          (2,745)           -
         accounted for by the equity method
     Increase in hybrid securities bought                (190,696)             -        (165,305)           -
     Increase in loans                                 (6,829,574)    (1,678,371)     (5,920,228)  (1,454,898)
     Increase in investments                              (16,054)       (47,256)        (13,916)     (40,965)
     Increase in property and equipment                    (9,257)       (14,869)         (8,024)     (12,889)
     Increase in intangible assets                         (7,292)        (4,096)         (6,321)      (3,551)
     Increase in other assets                              (3,597)        (1,097)         (3,118)        (951)
     Decrease in other current liabilities                 (5,420)        (5,830)         (4,698)      (5,053)
                                                      -----------    -----------    ------------   ----------
                                                       (7,102,475)    (1,758,131)     (6,156,791)  (1,524,039)
                                                      -----------    -----------    ------------   ----------
      Net cash provided by (used in)                     (217,395)       330,179        (188,448)     286,216
           investing activities

Cash flows from financing activities:

  Cash provided by financing activities:

     Increase in call money                             5,704,000        134,000       4,944,521      116,158
     Increase in short-term borrowings                  3,530,000         53,328       3,059,986       46,228
     Increase in bonds sold with                        5,089,993         95,049       4,412,269
         repurchase agreement                              82,393
     Proceeds from issuance of debentures                   1,000        130,000             867      112,691
                                                      -----------    -----------    ------------   ----------
                                                       14,324,993        412,377      12,417,643      357,470

   Cash used in financing activities:

     Decrease in call money                            (5,839,000)             -      (5,061,546)           -
     Decrease in short-term borrowings                 (3,677,200)             -      (3,187,587)           -
     Decrease in bonds sold with
         repurchase agreement                          (5,066,323)             -      (4,391,750)           -
     Decrease in deposits from customers                  (51,966)       (90,521)        (45,047)     (78,468)
     Decrease in current portion of long-term debts             -        (40,000)              -      (34,674)
     Discounts on stock issuance costs                          -            (48)              -          (42)
     Acquisition of treasury stocks                             -       (373,205)              -     (323,513)
                                                      -----------    -----------    ------------   ----------
                                                      (14,634,489)      (503,774)    (12,685,930)    (436,697)
                                                      -----------    -----------    ------------   ----------
      Net cash used in financing activities              (309,496)       (91,397)       (268,287)     (79,227)
                                                      -----------    -----------    ------------   ----------
Net increase (decrease) in cash                               613         (3,303)            532       (2,863)
Cash at beginning of year (note 31)                         2,305          5,608           1,998        4,861
                                                      -----------    -----------    ------------   ----------
Cash at end of year (note 31)                         W     2,918          2,305    $      2,530        1,998
                                                      ===========    ===========    ============   ==========

See accompanying notes to non-consolidated financial statements.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2004 and 2003

(1)   General Description

      Goodmorning Shinhan Securities Co., Ltd. ("the Company") was originally incorporated on April 2, 1973 under the name of HyoSeong Securities Co., Ltd. to engage in securities trading, underwriting and brokerage services. The Company changed its name to Ssangyong Investment & Securities Co., Ltd. in 1983 and to Good Morning Securities Co., Ltd. in 1999. On July 31, 2002, the Company merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of Shinhan Financial Group Co., Ltd., and changed its name to Goodmorning Shinhan Securities Co., Ltd. On December 19, 1986, the Company's shares were listed on the Korean Stock Exchange and, as of March 31, 2004, its major shareholder is Shinhan Financial Group Co., Ltd. (60.47%) and it operates through 79 branches.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

      (a)   Basis of Financial Statements Presentation

            The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

            The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

            Additionally, the Company adopted Statements of Korea Accounting Standards (the "SKAS") No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002. Certain accounts of prior year's non-consolidated financial statements were reclassified to conform to the current year's presentation.

      (b)   Basis of Financial Statements Translation

            The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,153.60 to US$1, the basic exchange rate on March 31, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

      (c)   Revenue Recognition

            Gains and losses from securities transactions and commission fee relating to brokerage are recorded on the trade date.

            Interest income on loans is recognized on an accrual basis, however, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (d)   Investments in Securities

            Debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

            Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

            Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

            Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

      (e)   Investment Securities Accounted for by the Equity Method

            Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

            Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company 's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

            Under the equity method, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

            In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as unrealized gains (losses) from valuation on investment securities accounted for by the equity method, a component of capital adjustments in the stockholders' equity.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (f)   Hybrid Securities

            Equity-linked securities purchased or issued are presented as combining interest-bearing debt securities with a series of option contracts. The embedded option contracts should not be separated from debt securities, and the liability components and the equity conversion options of securities are recorded at the fair value with unrealized holding gains and losses reported in the current operations. Additionally, in relation to the equity-linked securities issued, premium paid at the issue date should be separated from these instruments and accounted for as commission income.

      (g)   Allowance for Doubtful Accounts

            The Company provides an allowance for doubtful accounts on outstanding loans (brokers' loans and sort-term loans) and other receivables (accrued income, accounts receivable from customers, long-term loans, advances for customers and dishonored bonds) at the end of the period based on the collectibility of individual receivables and in accordance with the Regulation on Supervision of Securities Business. These standards require that all loans be classified as normal, precautionary, sub-standard, doubtful, or estimated loss based on a number of factors, including the financial position of the borrower, the repayment ability of the borrower and past-due history. An allowance for doubtful accounts is then calculated, as of the balance sheet date, on the loan balances using the prescribed percentages of 0.5%, 2%, 20%, 75% and 100%, respectively.

            The details of classification of allowance for doubtful accounts as of March 31, 2004 and 2003 are as follows:

                                                                            2004
                                     -----------------------------------------------------------------------------------------
                                     Book                                                                 Estimated
                                     value          Normal    Precautionary  Substandard    Doubtful        Loss       Allowance
                                     -----          ------    -------------  -----------    --------      ---------    ---------
Loans:
  Brokers' loan                   W 130,945        130,945            -            -             -             -           655
  Short-term loans and other             27             17            -            -             -            10            10

Other current assets:
  Accounts receivable                57,313         54,867            -            -           201         2,245         2,670
  Accrued income                     10,947          9,151            -            -            11         1,785         1,839

Investments:
  Long-term loans                    16,211         15,579            -            -             -           632           710

Other assets:
  Advances from customers            17,047              -            -        1,124             -        15,923        16,147
  Dishonored bonds (*)               10,044              -            -        1,286             -         8,758         9,016
                                  ---------        -------        -----        -----        ------        ------        ------
                                    242,534        210,559            -        2,410           212        29,353        31,047
                                  ---------        -------        -----        -----        ------        ------        ------
 Allowance                        W  31,047          1,053            -          482           159        29,353        31,047
                                  =========        =======        =====        =====        ======        ======        ======

(*) Net of present value discounts

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

                                                                                  2003
                                             ------------------------------------------------------------------------------------
                                              Book                                                        Estimated
                                             value      Normal    Precautionary  Substandard   Doubtful     Loss        Allowance
                                             -----      ------    -------------  -----------   --------   ---------     ---------
Loans:
  Brokers' loan                          W  56,432        56,432           -           -            -            -          282
  Short-term loans and other                   162           148           -           -            -           14           14

Other current assets:
  Accounts receivable                       49,363        45,866           -         187          127        3,182        3,544
  Accrued income                             8,953         7,850           -           -            -        1,102        1,142

Long-term investments in securities:
  Corporate bonds                            9,791         6,600           -           -            -        3,191        3,224

Investments:
  Long-term loans                           17,225        16,236           -           -            -          988        1,069

Other assets:
  Advances from customers                   62,032        41,806           -       2,283            -       17,944       18,610
  Dishonored bonds (*)                      10,765             -           -         995            -        9,770        9,969
                                         ---------       -------      ------       -----        -----       ------       ------
                                           214,723       174,939           -       3,465          128       36,192       37,854
                                         ---------       -------      ------       -----        -----       ------       ------
 Allowance                               W  37,855           875           -         693           96       36,192       37,854
                                         =========       =======      ======       =====        =====       ======       ======

(*) Net of present value discounts

      The percentages of the allowance for doubtful accounts to applicable assets as of March 31, 2004, 2003 and 2002 are as follows:

                                                                     2004          2003          2002
                                                                  ---------       -------       -------
Total amount of assets applicable to allowance for doubtful      W  242,533       214,723       274,398
   accounts, net of present value discounts
Allowance for doubtful accounts                                      31,047        37,855        82,609
Ratio (%)                                                             12.80         17.63         30.11

      (h)   Property and Equipment

            Property and equipment are stated at cost, except for the case of revaluation made in accordance with the Asset Revaluation Law. Significant additions or improvements extending value or useful lives of assets are capitalized, while, normal maintenance and repairs are charged to expense when incurred.

            The depreciation method and useful lives of property and equipment are as follows:

          Descriptions            Depreciation Method         Useful Lives
----------------------------      -------------------         ------------
Buildings                              Straight-line           40~60 years
Vehicles                                   "                     4 years
Furniture and fixtures                     "                     4 years
Office equipment and other                 "                    15 years

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (i)   Intangible Assets

            Intangible assets are amortized using the straight-line method over a reasonable period based on the nature of the asset, four years for computer software and five years for other intangible assets.

      (j)   Impairment on Assets

            The Company reviews for the impairment of assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated net cash flows expected to result from the use of the asset and its disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment loss to be recognized is accounted for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      (k)   Income Taxes

            Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

            Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

            A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

      (l)   Bonds Sold (purchased) with Repurchase (Resale) Agreements

            Bonds purchased with resale agreements are recorded as current asset and bonds sold with repurchase agreements are recorded as current liabilities when the Company purchases or sells securities under resale or repurchase agreements.

      (m)   Securities Sold But Not Yet Purchased

            Marketable securities borrowed from Korea Securities Depository are not presented as securities sold in the balance sheets. When the borrowed securities are sold, the market value of such securities at the time of sale is recorded as a current liability. Differences between the market value at the time of sale and the market value at the time of the borrowing are accounted for as unrealized gains (losses) on those securities in current operations.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (n)   Retirement and Severance Benefits

            Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by trust for employees' severance benefit, and that amount is reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

            Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

      (o)   Translation of Foreign Currency Denominated Assets and Liabilities

            Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,153.60 and W1,252.90 to US$1, the rate of exchange on March 31, 2004 and 2003, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

            Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

      (p)   Derivatives

            Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

            However, for derivative instruments for the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

            Forward foreign exchange contracts, which have been made to hedge foreign exchange receivables and payables in future, are classified as forward foreign exchange contracts for hedging purposes. Unrealized gain or loss on forward foreign exchange contracts for hedging purposes is deferred as capital adjustment. The deferred gain or loss will be credited or charged to income when related foreign exchange receivables and payables are settled.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      (q)   Reserve for Losses on Securities Transactions

            In accordance with the revised Korean Securities and Exchange Law as of January 26, 2002, the Company reverses the reserve for losses on securities transactions equally over three years from the year ended March 31, 2002. The reversed amounts will be added to the unappropriated retained earnings.

      (r)   Stock Options

            The stock option program allows the Company's employees to acquire shares of the Company. The option exercise price is generally fixed at below the market price of underlying shares at the date of the grant. The Company values stock options based upon an option pricing model under the minimum value method and recognizes this value as an expense over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received, and the difference between the exercise price and market price is included in compensation cost and credited to the capital adjustment account.

      (s)   Contingent Liabilities

            Contingent losses are generally recognized as a liability when probable and reasonably estimable.

      (t)   Adoption of New Accounting Standards

            The Company has adopted SKAS No. 6, "Events Occurring after the Balance Sheet Date", effective from the first fiscal year beginning after December 31, 2002, in preparing the accompanying non-consolidated balance sheets as of and for the year ended March 31, 2004. Under the SKAS No. 6, dividends included in the statement of appropriations of retained earnings are not recognized as a liability and the financial position prior to the appropriations of retained earnings is presented in the balance sheet.

            Effective from the first fiscal year after December 31, 2002, the Company has adopted SKAS No. 8, "Investments in Securities", and such accounting change has not resulted in any material change to reported net earnings or stockholders' equity.

      (u)   Use of Estimates

            The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(3)   Cash and Bank Deposits

      Cash and bank deposits as of March 31, 2004 and 2003 consist of the following:

                                                  Won               U.S. dollars (Note 2)
                                          ---------------------     ---------------------
                                            2004         2003         2004         2003
                                          --------      -------     --------      -------
Checking accounts                         W    492         642      $    427         557
Deposit in foreign currencies                1,767          49         1,532          42
Negotiable certificate of deposits               -         989             -         857
Other:
   Demand deposits                             659       1,614           571       1,399
   Time deposits                            10,267      13,622         8,900      11,808
   Money market deposit account             14,816      74,200        12,843      64,321
                                          --------      ------      --------      ------
                                          W 28,001      91,116      $ 24,273      78,984
                                          ========      ======      ========      ======

      With respect to sale of beneficiary certificates, W2,267 million and W6,254 million of time deposit are pledged as collateral by Franklin Templeton Investment Trust Management Co., Ltd., as of March 31, 2004 and 2003, respectively.

(4)   Deposits Segregated under the Regulation

      Deposits segregated under the regulation as of March 31, 2004 and 2003 consist of the following:

                                                               Won               U.S. dollars (Note 2)
                                                      ---------------------     ----------------------
                                                         2004        2003          2004        2003
                                                      ---------     -------     ---------     --------
Subscription deposits                                 W       -       8,922     $       -       7,734
Reserve for claims of customers' deposits               707,742     658,900       613,507     571,168
Guarantee deposits for securities borrowed                    -       7,326             -       6,351
Guarantee deposits for futures and options trading       23,342      24,785        20,234      21,485
                                                      ---------     -------     ---------     -------
                                                      W 731,084     699,933     $ 633,741     606,738
                                                      =========     =======     =========     =======

      Pursuant to the Regulation on Securities Industry prescribed by the Korean Securities and Exchange Law, the Company is required to deposit with the Korean Securities Finance Corporation ("KSFC") or banks for the payment of the customers' deposits and those amount should not be pledged as collateral.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(5)   Short-term Investment in Securities

      Short-term investment in securities as of March 31, 2004 and 2003 consist of the following:

                                                Won              U.S. dollars (Note 2)
                                      -----------------------   ----------------------
                                         2004        2003          2004        2003
                                      ----------   ----------   ----------  ----------
Trading securities:

   Stocks                             W   28,245        2,371   $   24,484        2,056
   Government and public bonds           442,974      292,289      383,993      253,371
   Corporate bonds                        44,265       16,955       38,371       14,697
   Beneficiary certificates               23,754      273,359       20,591      236,962
   Negotiable commercial papers                -       48,794            -       42,297
   Securities in foreign currencies           97            -           84            -
                                      ----------   ----------   ----------   ----------
                                         539,335      633,768      467,523      549,383

Available-for-sale securities:
   Beneficiary certificates               11,245            -        9,748            -
                                      ----------   ----------   ----------   ----------
                                      W  550,580      633,768   $  477,271      549,383
                                      ==========   ==========   ==========   ==========

(a)   Trading securities

      (i)   Equity securities

                                     2004                 2003
                    ----------------------------------   --------
                     Acquisition    Fair        Book       Book
                         cost       value       value     value
                    ------------   --------   --------   --------
Stocks              W     29,371     28,245     28,245      2,371

      (ii)  Debt securities

                                                              2004                               2003
                                      -----------------------------------------------------   -----------
                                        Face        Acquisition      Fair          Book           Book
                                        value          cost         value (*)     value          value
                                      -----------   -----------   -----------   -----------   -----------
Government and public bonds           W   450,211             4       442,974       442,974       292,289
Corporate bonds                            49,662        46,592        44,265        44,265        16,955
                                      -----------   -----------   -----------   -----------   -----------
                                      W   499,873       488,703       487,239       487,239       309,244
                                      ===========   ===========   ===========   ===========   ===========

            (*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

      (iii) Beneficiary certificates

                                                               2004                      2003
                                               ------------------------------------   ----------
                                               Acquisition     Fair         Book         Book
                                                   cost        value        value        value
                                               -----------  ----------   ----------   ----------
Unsold beneficiary certificates                W   16,646       17,590       17,590      271,879
Other                                               5,479        6,164        6,164        1,480
                                               ----------   ----------   ----------   ----------
                                               W   22,125       23,754       23,754      273,359
                                               ==========   ==========   ==========   ==========

      (iv) Securities in foreign currencies

                               2004                     2003
               ------------------------------------   ----------
               Acquisition      Fair        Book         Book
                  cost          value      value        value
               -----------     -------   ----------   ----------
Stocks         W       87         97          97               -

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(5)   Short-term Investments in Securities, Continued

      (b) Available-for-sale securities

                                                         2004                         2003
                                      ------------------------------------------    ---------
                                       Acquisition       Fair          Book            Book
                                           cost          value        value           value
                                      -------------     -------      -------        ---------
Unsold beneficiary certificates       W       8,485      11,245       11,245                -

(6)   Hybrid Securities Bought

      Details of hybrid securities bought as of March 31, 2004 are as follows:

                                            Face      Acquisition      Book    Unrealized
                                            value        cost         value    gain (loss)
                                         ----------   -----------  ----------  -----------
Equity linked securities                 W  193,468      190,697      238,732       48,035
                                         ==========   ===========  ==========  ===========

(7)   Loans

      Loans as of March 31, 2004 and 2003 consist of the following:

                                                 Won              U.S. dollars (Note 2)
                                        ----------------------    --------------------
                                           2004         2003         2004       2003
                                        ---------    ---------    ---------    -------
Call loans                              W 110,000        5,000    $  95,354      4,334
Brokers' loans                            130,945       56,432      113,510     48,918
Less: allowance for doubtful accounts        (655)        (282)        (568)      (245)
                                        ---------    ---------    ---------    -------
                                          130,290       56,150      112,942     48,673
Short-term loans                               17           24           15         21
Other                                          10          138            9        120
Less: allowance for doubtful accounts         (10)         (14)          (9)       (12)
                                        ---------    ---------    ---------    -------
                                                -          124            -        108
                                        ---------    ---------    ---------    -------
                                        W 240,307       61,298    $ 208,311     53,136
                                        =========    =========    =========    =======

   The Company extends loans to its customers from funds borrowed from KSFC or from its own funds and requires customers to provide cash or securities as collaterals, equivalent to 170% of loan balance.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(8)   Other Current Assets

      Other current assets as of March 31, 2004 and 2003 consist of the following:

                                                 Won              U.S. dollars (Note 2)
                                        ----------------------    ----------------------
                                          2004         2003          2004        2003
                                        ---------    ---------    ---------    --------
Accounts receivables from customers     W  57,313       49,363    $  49,682     42,790
Less: allowance for doubtful accounts      (2,670)      (3,544)      (2,314)    (3,072)
                                        ---------    ---------    ---------    -------
                                           54,643       45,819       47,368     39,718

Accrued income                             10,947        8,953        9,489      7,760
Less: allowance for doubtful accounts      (1,839)      (1,142)      (1,594)      (990)
                                        ---------    ---------    ---------    -------
                                            9,108        7,811        7,895      6,770
Advance payments                           18,336        6,484       15,895      5,621
Prepaid expense                             2,215          920        1,920        798
Prepaid income taxes                        4,129        1,686        3,579      1,462
Derivative assets                          32,135            -       27,856          -
Other                                       4,519          566        3,917        491
                                        ---------    ---------    ---------    -------
                                        W 125,085       63,286    $ 108,430     54,860
                                        =========    =========    =========    =======

(9)   Long-term Investment in Securities

      Long-term investment in securities as of March 31, 2004 and 2003 consist of the following:

                                                                  Won           U.S. dollars (Note 2)
                                                           ------------------   --------------------
                                                             2004      2003       2004        2003
                                                           --------  --------   --------   ---------
Available-for-sale securities:
  Stocks                                                   W 19,685     19,725    $17,064    17,099
  Investments in special funds                               14,447     35,170     12,524    30,487
  Corporate bonds                                                 -      9,791          -     8,488
  Less: allowance for doubtful accounts                           -     (3,224)         -    (2,795)
                                                           --------   --------    -------   -------
                                                                  -      6,567          -     5,693
                                                           --------   --------    -------   -------
                                                             34,132     61,462     29,588    53,279
Investment securities accounted for by the equity method     11,880      9,678     10,298     8,389
                                                           --------   --------    -------   -------
                                                           W 46,012     71,140    $39,886    61,668
                                                           ========   ========    =======   =======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(9)   Long-term Investment in Securities, Continued

      (a) Available-for-sale securities

            (i)   Equity securities

                  Details of equity securities classified as available-for-sale securities as of March 31, 2004 and 2003 are as follows:

                                                                        2004                     2003
                                                         ----------------------------------     -------
                                           Ownership
                                           percentage    Acquisition    Fair       Book          Book
                                              (%)           cost       value       value         value
                                           ------------  ----------   --------   ---------     -------
Stocks:

 Marketable stocks:

  Saehan Co., Ltd.                             0.15       W   1,841         497        497         793
  Shinhan Financial Co., Ltd.                     -               -           -          -           4
  Korea Securities Deposit Co., Ltd.              -               -           -          -          44
                                                          ---------    --------   --------      ------
                                                              1,841         497        497         841
 Non-marketable stocks:

  Korea Securities Computer Co., Ltd.          0.16              44         198         44          44
  The Korea Securities Finance Co., Ltd.       3.39          11,573      15,537     11,573      11,573
  Korea Securities Depository                  1.60             843       5,500        844         843
  Kihyup Technology Banking Corp.              1.72             500         574        500         500
  The Kosdaq Stock Market Inc.                 2.19             460       2,909        460         460
  Hanwha Investment Trust
      Management Co., Ltd.                     4.50           1,350       1,433      1,350       1,350
  Korea Money Broker Co. Ltd                   1.00             100         421        100         100
  Korea ECN Securities Co., Ltd.               6.25           1,600       1,206      1,600       1,600
  Daehan Investment & Securities Co., Ltd.     0.05           1,900           -          -           -
  Korea Investment & Securities Co., Ltd.      0.03           2,801           -          -           -
  Shinhan Life Insurance Co., Ltd.             1.16           2,324           -          -           -
  Other                                                       2,942       1,640      2,717       2,414
                                                          ---------    --------   --------      ------
                                                             26,437      29,418     19,190      18,884
                                                          ---------    ---------  --------      ------
                                                          W  28,278      29,915     19,685      19,725
                                                          =========    ========   ========      ======
Investment in special funds:

 Korea Stock Exchange                          3.40       W   2,612      24,015      2,612       2,612
 Securities Market Stabilization Fund         10.30           4,612       8,834      8,834      29,557
 Good-KDB 2nd Specialty Co., Ltd.              6.00           3,000       3,088      3,000       3,000
 Other                                                            1          22          1           1
                                                         ----------   ---------   --------      ------
                                                          W  10,225      35,959     14,447      35,170
                                                         ==========   =========   ========      ======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(9)   Long-term Investment in Securities, Continued

            (ii)  Debt securities

                  Details of debt securities classified as available-for-sale securities as of March 31, 2003 are as follows:

                                              Face       Acquisition      Fair        Book
                                              value         cost         value       value
                                            ----------   ----------   ----------   ----------
Corporate bonds:

   E.ONE Co., Ltd. (*)                      W      978          978            -          978
   Expert ABS Specialty Co., Ltd. (*)            2,210        2,210            -        2,210
   Dream Pool ABS Specialty Co., Ltd. (*)            3            3            -            3
   Realty Advisors Korea (**)                    6,600        6,600        6,600        6,600
                                            ----------   ----------   ----------   ----------
                                            W    9,791        9,791        6,600        9,791
                                            ==========   ==========   ==========   ==========

            (*) The Company recorded 100% of an allowance for doubtful accounts as of March 31, 2003 and the amount was written off during the year ended March 31, 2004.

            (**) The corporate bond is stated at acquisition cost as of March 31, 2003 and was sold at W6,600 million during the year ended March 31, 2004.

(b) Investment securities accounted for by the equity method

      Details of investment securities in subsidiaries and affiliates accounted for by the equity method as of March 31, 2004 and 2003 are as follows:

                                                                                      2004
                                                             ---------------------------------------------------------
                                                                               Equity
                                               Ownership       Beginning       method         Other         Ending
      Subsidiaries and affiliates             percentage(%)     balance         gain         changes        balance
-------------------------------------------   ------------   ------------   ------------   ------------   ------------
Good Morning Securities USA Inc. (*)                 100.0   W      5,947           (887)          (448)         4,612
Good Morning Securities Europe Limited (**)          100.0          3,731            115          3,422          7,268
                                                             ------------   ------------   ------------   ------------
                                                             W      9,678           (772)         2,974         11,880
                                                             ============   ============   ============   ============

                                                                                        2003
                                                             ---------------------------------------------------------
                                                                              Equity
                                                Ownership      Beginning      method          Other         Ending
       Subsidiaries and affiliates            percentage(%)     balance      gain (loss)     changes        balance
-------------------------------------------   ------------   ------------   ------------   ------------   ------------
Good Morning Investment Trust Management                 -   W     15,381             17        (15,398)             -
   Co., Ltd.

Good Morning Securities USA Inc. (*)                 100.0          6,631           (309)          (375)         5,947
Good Morning Securities Europe Limited (**)          100.0          4,703         (1,122)           150          3,731
                                                             ------------   ------------   ------------   ------------
                                                             W     26,715         (1,414)       (15,623)         9,678
                                                             ============   ============   ============   ============

      (*) Unaudited financial statements as of March 31, 2004 and 2003 were used, respectively.

      (*) Most recent available audited financial statements as of December 31, 2003 and 2002 were used, (**) respectively.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(10)  Investments

      Investments as of March 31, 2004 and 2003 consist of the following:

                                                Won             U.S. dollars (Note 2)
                                        --------------------    ---------------------
                                          2004        2003        2004       2003
                                        --------    --------   ---------   --------
Long-term bank deposits                 W     58          70    $     50         61
Long-term loans                           16,211      17,225      14,052     14,932
Less: allowance for doubtful accounts       (710)     (1,069)       (615)      (927)
                                        --------    --------    --------    -------
                                          15,501      16,156      13,437     14,005
Guarantee deposits paid                   57,288      59,955      49,660     51,972

Other                                      5,058       6,210       4,385      5,383
                                        --------    --------    --------    -------
                                        W 77,905      82,391    $ 67,532     71,421
                                        ========    ========    ========    =======

      As of March 31, 2004, above long-term bank deposits consist solely of guarantee deposits for checking account and are restricted for use.

(11)  Property and Equipment

      Property and equipment as of March 31, 2004 and 2003 consist of the following:

                                          Won              U.S. dollars (Note 2)
                                 ----------------------    ---------------------
                                   2004         2003          2004        2003
                                 ---------    ---------    ---------    --------
Land                             W  42,142       42,209    $  36,531      36,589
Buildings                          159,689      159,598      138,427     138,348
Vehicles                                34          113           29          98
Furniture and fixtures              64,501      139,682       55,913     121,083
Office equipment and other               9            9            8           8
                                 ---------    ---------    ---------    --------
                                   266,375      341,611      230,908     296,126
Less: accumulated depreciation     (84,141)    (135,618)     (72,938)   (117,561)
                                 ---------    ---------    ---------    --------
                                 W 182,234      205,993    $ 157,970     178,565
                                 =========    =========    =========    ========

      The officially declared value of land used in domestic branches at March 31, 2004 and 2003, as announced by the Minister of Construction and Transportation, is as follows:

                            Book value       Declared value
                       -------------------   ---------------
                         2004        2003     2004     2003
                       ----------   ------   ------   ------
Land (Domestic only)   W   42,142   42,209   47,045   43,918

      The officially declared value, which is used for government purposes, does not represent the fair value.

      As of March 31, 2004, the Company has provided certain land and buildings with a book value of W167,190 million to Shinhan Bank and others up to W102,531 million of collateral given against its 14th privately placed debentures issued.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(12)  Intangible Assets

      Intangible assets as of March 31, 2004 and 2003 consist of the following:

                           Won           U.S. dollars (Note 2)
                    -----------------    ---------------------
                     2004       2003         2004     2003
                    -------   -------       -------   -----
Computer software   W11,589    10,109       $10,045   8,763
Other                   259       530           225     460
                    -------   -------       -------   -----
                    W11,848    10,639       $10,270   9,223
                    =======   =======       =======   =====

(13)  Other Assets

      Other assets as of March 31, 2004 and 2003 consist of the following:

                                                 Won            U.S. dollars (Note 2)
                                        --------------------    -------------------
                                          2004        2003        2004        2003
                                        --------    --------    --------    -------
Advances for customers                  W 17,047      62,032    $ 14,778     53,772
Less: allowance for doubtful accounts    (16,147)    (18,610)    (13,997)   (16,132)
                                        --------    --------    --------    -------
                                             900      43,422         781     37,640
Collective fund for default losses         6,356       5,632       5,510      4,882
Default loans                             10,917      11,928       9,463     10,340
Less: allowance for doubtful accounts     (9,016)     (9,969)     (7,816)    (8,642)
      present value discounts               (873)     (1,163)       (757)    (1,008)
                                        --------    --------    --------    -------
                                           1,028         796         890        690
Deferred tax assets                       11,377      27,461       9,862     23,805
                                        --------    --------    --------    -------
                                        W 19,661      77,311    $ 17,043     67,017
                                        ========    ========    ========    =======

   In accordance with the provision of the Korean Securities and Exchange Law and related laws and working rule, the Company has deposited special reserves with the Korean Stock Exchange, Korea Securities Dealers Association and Korea Securities Depository, an amount equal to 0.001% of its total trading value of transactions for any potential losses on unsettled trading, and accounted for collective fund for default losses.

(14)  Insured assets

      Details of insured assets as of March 31, 2004 are as follows:

                                                                        Amount to be
    Type of insurance          Assets insured         Book value          insured
----------------------   ----------------------     ---------------    -------------
Fire insurance           Buildings                  W       125,048          163,462
                         Furniture and fixtures              15,030           97,286
                                                    ---------------    -------------
                                                    W       140,078          260,748
                                                    ===============    =============

      In addition, the Company maintains key employees' indemnity insurance and other insurance policies covering loss and liability arising from accidents.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(15)  Short-term Borrowings

      Details of short-term borrowings as of March 31, 2004 and 2003 are as follows:


                                                                     Won               U.S. dollars (Note 2)
                                         Interest rate      ---------------------     ----------------------
                                               (%)             2004        2003           2004        2003
                                         -------------      ----------  ----------    ----------  ----------
Borrowings from:
 Shinhan Bank                                 6.71          W        -      20,000    $        -      17,337
 Korea Securities Finance Co., Ltd.        1.26~4.50                -     157,200             -     136,269
 SK Securities Co., Ltd.                      5.79              30,000           -        26,005           -
                                                            ----------  ----------    ----------  ----------
                                                            W   30,000     177,200    $   26,005     153,606
                                                            ==========  ==========    ==========  ==========

(16)  Hybrid Securities Issued

      Details of hybrid securities issued as of March 31, 2004 are as follows:

                                  Number of                              Issue                               Unrealized
                               securities issued       Face value       amount (*)         Book value        gain (loss)
                               -----------------  ----------------   ----------------   ----------------   ----------------
Equity linked securities             52,160,131   W        521,601            377,513            427,494            (49,981)
Securities on stock warrants          3,499,502            585,999             30,258             38,879             (8,621)
                                                  ----------------   ----------------   ----------------   ----------------
                                                  W      1,107,600            407,771            466,373            (58,602)
                                                  ================   ================   ================   ================

      (*) Premium at the date of issue are not included.

(17)  Other Current Liabilities

      Other current liabilities as of March 31, 2004 and 2003 are as follows:

                                                   Won             U.S. dollars (Note 2)
                                          ---------------------   -----------------------
                                             2004        2003          2004        2003
                                          ---------  ----------    ----------   ---------
Dividends payable                         W     717         717      $    622         622
Accounts payable                                505       1,057           438         916
Accrued expense                              36,735      25,292        31,844      21,924
Deposits for opening a margin account         5,070       4,049         4,395       3,510
Taxes withheld                                8,271       9,708         7,170       8,415
Rental deposits received                     24,219      22,072        20,994      19,133
Unearned revenues                                15         297            13         258
Derivatives liabilities                         672           -           582           -
Other                                         3,805      16,404         3,298      14,220
                                          ---------   ---------     ---------   ---------
                                          W  80,009      79,596      $ 69,356      68,998
                                          =========   =========     =========   =========

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(18)  Debentures

      Debentures as of March 31, 2004 and 2003 consist of the following:

                                                 Maturity            Interest rate (%)       2004        2003
                                           ----------------------    -----------------     ---------    --------
14th privately placed debentures             October 30, 2001 ~          6.86              W  30,000      30,000
                                             October 30, 2004
                                           September 26, 2002 ~
15th subordinated debentures                 September 26, 2004          6.23                130,000     130,000
                                             July 01, 2003 ~
16th privately placed debentures                July 01, 2005            6.20                  1,000           -
                                                                                           ---------    --------
                                                                                           W 161,000     160,000
                                                                                           =========    ========

      In relation to the 14th privately placed debentures, certain land and buildings with a book value of W167,190 million and a blank note are pledged as collateral as of March 31, 2004.

      With regards to the 15th subordinated debentures issued to Shinhan Financial Group Co., Ltd., the Company will not repay upon maturity if the Net Capital Ratio of the Company becomes less than or equal to 100% as a result of the repayment of the principal of these debenture. If any principal of the debentures is not paid at the scheduled maturity, 7.23% default interest per annum will be applied to the debenture.

(19)  Retirement and Severance Benefits

      Changes in retirement and severance benefits for the yearns ended March 31, 2004 and 2003 are as follows:

                                                           Won               U.S. dollars (Note 2)
                                                  ----------------------     ----------------------
                                                     2004        2003            2004        2003
                                                  --------    --------       ---------     --------
Estimated balance at beginning of year          W    9,295      15,520       $   8,057      13,453
Payment                                            (12,373)    (30,266)        (10,726)    (26,236)
Provision                                            9,984      23,833           8,655      20,660
Adjustment due to merger                                 -         208               -         180
                                                ----------    --------       ---------     -------

Estimated balance at end of year                     6,906       9,295           5,986       8,057
Less: trust for severance benefit                   (4,617)     (5,838)         (4,002)     (5,060)
      contribution to National Pension Fund            (37)        (39)            (32)        (34)
                                                ----------    --------       ---------     -------
                                                W    2,252       3,418       $   1,952       2,963
                                                ==========    ========       =========      ======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(20)  Sale-Lease Back Transactions

      During the yearn ended March 31, 2004, the Company disposed of certain computer equipment and software, included in property and equipment and intangible assets to Macquarie Capital Korea Co., Ltd., at W47,000 million under the terms of sale-lease back transactions. Those transaction is classified as operating lease, and the Company recorded W29,043 million of gain from the disposition for the year ended March 31, 2004.

      The collection schedule of future lease payables as of March 31, 2004 is as follows:

                                 Annual lease
                                   payment
                                 ------------
April 1, 2004 ~ March 31, 2005   W   16,635
April 1, 2005 ~ March 31, 2006       16,635
           Thereafter                 4,159
                                 ----------
                                 W   37,429
                                 ==========

(21)  Foreign Currency Denominated Assets and Liabilities

      Assets denominated in foreign currency as of March 31, 2004 and 2003 consist of the following:

                                     Foreign currency        Equivalent Won
                                  ----------------------  ----------------------
                                      2004       2003        2004       2003
                                  ----------  ----------  ---------  -----------
Bank deposit                       $  1,532       39       W  1,767      49
                                   ========       ==       ========      ==

(22)  Capital Surplus

      The Company reduced its capital by the ratio of 1:0.9 as of December 24, 2002, in accordance with the resolution of shareholders' meeting. As a result of capital reduction, the Company recorded W15 million of net gain from capital reduction.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(23)  Retained Earnings

      Retained earnings as of March 31, 2004 and 2003 consist of the following:

                                                         Won               U.S. dollars (Note 2)
                                                ----------------------    ----------------------
                                                   2004        2003          2004        2003
                                                ----------  ----------    ----------  ----------
Reserve for loss on securities transactions     W  9,894      19,789       $ 8,577      17,154
Unappropriated retained earnings                  80,655      10,878        69,916       9,430
                                                --------      ------       -------      ------
                                                W 90,549      30,667       $78,493      26,584
                                                ========      ======       =======      ======

(24)  Capital Adjustments

      Capital adjustments as of March 31, 2004 and 2003 consist of the following:

                                                                   Won              U.S. dollars (Note 2)
                                                          ----------------------    ---------------------
                                                             2004         2003        2004         2003
                                                          ---------    ---------    ---------    --------
Discount on stock issuance                                $(238,314)    (259,086)   $(206,583)   (224,589)
Treasury stock                                              (14,584)     (14,584)     (12,642)    (12,642)
Stock options (Note 25)                                      11,787       10,377       10,218       8,995
Unrealized gain (loss) on available-for-sale securities       5,638       (1,014)       4,887        (879)
Unrealized gain on investment securities
   accounted for by the equity method                         4,082        4,278        3,538       3,708
                                                          ---------    ---------    ---------    --------
                                                          $(231,391)    (260,029)   $(200,582)   (225,407)
                                                          =========    =========    =========   =========

      The Company's own stocks repurchased as of March 31, 2004 are 4,795 shares of common stock and 1,042,418 shares of preferred stock and those are planned to be disposed of in the near future.

      Discount on stock issuance are to be amortized over three years using the straight-line method through appropriation of retained earnings.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                       (In Won, except earnings per share)

(25)  Stock Options

      In accordance with the resolution of the board of directors and shareholders' meeting, the Company granted stock options to certain employees and details of stock options as of March 31, 2004 are as follows:

Stock options                       Shares                             Exercise price   Compensation
  granted          Grant date      granted      Exercisable period        per share    cost per share
-------------  -----------------  ----------    ---------------------  --------------  --------------
 1st            February 4, 1999   2,588,355       February 4, 2002 ~    W   5,374           1,254
                                                     February 3, 2009
 2nd            February 4, 1999   1,434,510       February 4, 2002 ~        5,456           1,707
                                                     February 3, 2009
 3rd           December 17, 1999   1,980,000      December 17, 2002 ~        5,437           1,042
                                                    December 16, 2007
 4th                May 27, 2000     405,000           May 27, 2003 ~        2,372               -
                                                         May 26, 2008
 5th                May 26, 2001   1,260,000           May 26, 2004 ~        4,498           1,147
                                                         May 25, 2009
 6th            January 31, 2002      90,000           May 31, 2005 ~        3,291             664
                                                         May 31, 2010
 7th                May 25, 2002     540,000           May 25, 2004 ~        5,216           2,025
                                                         May 24, 2012
 8th               June 27, 2002     348,777           May 26, 2003 ~        2,621           1,081
                                                         May 25, 2006
 9th               June 27, 2002     343,383           May 27, 2004 ~        3,238             589
                                                         May 26, 2007
10th                May 30, 2003     365,000           May 30, 2005 ~        1,383              78
                                                         May 29, 2009

      The Compensation cost for stock options recognized using the minimum value method is W1,442 million for the year ended March 31, 2004 and will be W393 million for periods thereafter.

      If the Company had adopted the fair value method, the following assumptions would have been used.

                                                                                                   Fair value
 Stock Options     Risk-free         Expected          Expected stock            Expected           at grant
    granted     interest rate(%)  exercise period   price volatility (%)    dividend yield (%)        date
--------------  ----------------  ---------------   --------------------    ------------------     ----------
 1st                  7.00            3 years             116.87                   -                W 7,490
 2nd                  7.00            3 years             116.87                   -                  7,490
 3rd                  8.89            3 years             137.35                   -                  6,920
 4th                  5.24            3 years             137.82                   -                  3,175
 5th                  6.42            3 years             118.09                   -                  6,000
 6th                  6.03            3 years              86.35                   -                  5,730
 7th                  6.87            6 years             101.94                   -                  6,300
 8th                  5.13          1.5 years              84.82                   -                  5,680
 9th                  5.62          2.5 years              94.38                   -                  5,680
10th                  4.10            4 years              67.00                   -                  4,335

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(26)  Related Party Transactions

      (a) Significant transactions with related parties for the years ended March 31, 2004 and 2003 are as follows:

                                           Related party                      2004          2003
                        -------------------------------------------------  -----------      ----
Revenue earned:
  Fees and commissions  Good Morning Securities USA Inc.                   W    6,415      10,819
  Fees and commissions  Good Morning Securities Europe Limited                  4,058       1,222
  Interest              Shinhan Bank                                            1,633         457
  Rent                  Shinhan Bank                                               64           -
  Interest              Chohung Bank                                              198           -
  Rent                  Shinhan Card Co., Ltd.                                    151           -
  Rent                  Shinhan Credit Information Co., Ltd.                       21           -
  Fees and commissions  Shinhan Credit Information Co., Ltd.                        2           -
  Interest              Shinhan Life Insurance Co., Ltd.                            8           -
  Rent                  Shinhan BNP Investment Trust Management Co., Ltd.         158           -
  Fees and commissions  SH&C Life Insurance Co., Ltd.                               1           -
                                                                           -----------     ------
                                                                           W   12,709      12,498
                                                                           ===========     ======
Expense incurred:
  Fees and commissions  Good Morning Securities USA Inc.                   W     4,422      7,411
  Fees and commissions  Good Morning Securities Europe Limited                   3,024        839
  Interest              Shinhan Bank                                             4,007      1,800
  Rent                  Shinhan Bank                                               103          -
  Interest              Chohung Bank                                                36          -
  Rent                  Shinhan Macquarie Financial Advisory Co., Ltd.           9,362          -
  Interest              Shinhan Financial Group Co., Ltd.                       10,124      3,933
                                                                           -----------     ------
                                                                           W    31,078     13,983
                                                                           ===========     ======

(b) Significant account balances with related parties as of March 31, 2004 and 2003 are as follows:

                                           Related party                 2004      2003
                              --------------------------------------   --------   -------
Assets:
  Bank deposits               Shinhan Bank                            W  14,733         -
  Bank deposits               Chohung Bank                                7,866         -
  Other current assets        Shinhan Bank                                6,792    45,715
  Other current assets        Chohung Bank                                   46         -
                                                                      ---------   -------
                                                                      W  29,437    45,715
                                                                      =========   =======
Liabilities:
  Debentures                  Shinhan Bank                            W  30,000         -
  Debentures                  Shinhan Financial Group Co., Ltd.         130,000         -
  Other current liabilities   Good Morning Securities USA Inc.            1,111       853
  Other current liabilities   Good Morning Securities Europe Limited        841       524
  Other current liabilities   Shinhan Bank                                4,412    50,338
  Other current liabilities   Shinhan Financial Group Co., Ltd.             134   130,111
  Other current liabilities   Shinhan BNP ITMC Co., Ltd.                  3,496     3,496
  Other current liabilities   Shinhan Card Co., Ltd.                      4,634     3,289
                                                                      ---------   -------
                                                                      W 174,628   188,611
                                                                      =========   =======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(26)  Related Party Transactions, Continued

      (c) Equity securities issued by related parties as of March 31, 2004 and 2003 are as follows:

                                                                  2004
                                             --------------------------------------------
                                               Ownership    Acquisition   Fair      Book
Subsidiaries and affiliates                  percentage(%)     cost       value    value
---------------------------                  -------------     ----       -----    -----
Good Morning Securities USA Inc.                100.00        W 3,342      4,612    4,612
Good Morning Securities Europe Limited          100.00          9,669      7,268    7,268
                                                              -------     ------   ------
                                                              W13,011     11,880   11,880
                                                              =======     ======   ======

                                                                 2003
                                             --------------------------------------------
                                               Ownership    Acquisition   Fair      Book
Subsidiaries and affiliates                  percentage(%)     cost       value    value
---------------------------                  -------------     ----       -----    -----
Shinhan Financial Group Co., Ltd.                   -          W    7          4        4
Good Morning Securities USA Inc.               100.00           3,342      5,947    5,947
Good Morning Securities Europe Limited         100.00           6,498      3,731    3,731
                                                               ------      -----    -----
                                                               W9,847      9,682    9,682
                                                               ======      =====    =====

      (d) As of March 31, 2004, the Company has provided W50,000 million of guarantees from Shinhan Financial Group Co., Ltd., with respect to lease contract of furniture and fixtures.

(27)  Derivatives

      Details of unsettled derivative instruments with trading purposes as of March 31, 2004 are as follows:

                                         Unsettled    Valuation
                                          amount     gain (loss)
                                       ------------  -----------
Interest rate related       Futures    W     16,528         28
                            Swap            110,000       (617)
                                       ------------     ------
                                            126,528       (589)
Stock price Index related   Futures          94,001      1,546
Currency related            Forwards         37,502         70
Stock related               Swap              2,381          -
                            Options         420,742     11,794
                                       ------------     ------
                                            423,123     11,794
                                       ------------     ------
                                       W    681,154     12,821
                                       ============     ======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

(28)  General and Administrative Expenses

      General and administrative expenses for the years ended March 31, 2004 and 2003 are as follows:

                                                          Won          U.S. dollars (Note 2)
                                                  -------------------  ---------------------
                                                    2004       2003       2004       2003
                                                    ----       ----       ----       ----
Salaries and wages                                W117,055    117,386   $101,469   101,756
Provision for retirement and severance benefits      9,984     23,833      8,655    20,660
Other employees benefits                            24,573     21,998     21,301    19,069
Depreciation                                        13,849     24,075     12,005    20,869
Amortization                                         5,630      4,417      4,880     3,829
Bad debts                                            3,774          -      3,271         -
Advertising                                         17,732     19,064     15,371    16,526
Rent                                                 6,237      6,575      5,407     5,699
Commissions                                          3,847      4,171      3,335     3,616
Computer system operation                           26,556     15,238     23,020    13,209
Tax and dues                                        14,468     11,120     12,542     9,639
Other                                               27,995     27,444     24,267    23,790
                                                  --------    -------   --------   -------
                                                  W271,700    275,321   $235,523   238,662
                                                  ========    =======   ========   =======

(29)  Income Taxes

      (a) The Company is subject to income taxes based on taxable earnings, which result in the normal tax rate of 29.7%. The components of income tax expense for the year ended March 31, 2004 are as follows:

                                        U.S. dollars
                               Won        (Note 2)
                               ---        -------
Current income tax exp        W     -     $    -
Changes in deferred taxes:
     temporary differences      6,462      5,602
     tax loss carryforwards     9,622      8,341
                              -------     ------
                              W16,084     13,943
                              =======     ======

      (b) Reconciliation of accounting income and taxable income for the year ended March 31, 2004 is as follows:

                                                  Temporary          Permanent
          Description                             difference        difference
          -----------                             ----------        ----------
Addition:
   Investment in securities                       W   12,957          6,456
   Other current assets                                2,435              -
   Allowance for doubtful accounts                     4,137              -
   Securities sold but not yet purchased                 348              -
   Hybrid securities issued                           63,602              -
   Other current liabilities                           4,766              -
   Derivatives                                         2,429              -
   Other                                                 113          4,783
                                                  ----------         ------
                                                  W   90,787         11,239
                                                  ==========         ======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(29)  Income Taxes, Continued

                                               Temporary    Permanent
             Description                      difference    difference
-------------------------------------------   -----------   ----------
Deduction:

   Deposit segregated under the regulation    W     3,642         -
   Investment in securities                        19,743         -
   Hybrid securities bought                        48,035         -
   Other current assets                             4,142         -
   Allowance for doubtful accounts                  2,282         -
   Securities sold but not yet purchased              305         -
   Hybrid securities issued                         5,000         -
   Other current liabilities                        6,199         -
   Derivatives                                     15,322         -
   Debt for equity swap                            18,415         -
   Other                                              352     5,459
                                              -----------     -----
                                              W   123,437     5,459
                                              ===========     =====

      (c) Changes in significant accumulated temporary differences and tax effects for the year ended March 31, 2004 are as follows:

                                                              Beginning                            Ending       Tax
                                                               balance    Increase   Decrease      balance    effects
                                                               -------    --------   --------      -------    -------
Deductible temporary differences:

   Investment in securities                                    W 36,945      4,949       9,291       32,603      9,074
   Allowance for doubtful accounts                                2,232        716       2,232          716        213
   Accumulated depreciation                                           8          -           7            1          -
   Securities sold but not yet purchased                              4        107           4          107         32
   Hybrid securities issued                                           -     63,602           -       63,602     18,890
   Other current liabilities                                     13,115      4,766       6,199       11,682      3,212
   Derivatives                                                       80      2,421          80        2,421        719
   Valuation gain using the equity method                         4,440        772           -        5,212      1,433
   Debt for equity swap                                          19,862          -      18,415        1,447        398
   Other                                                          1,341      3,421         395        4,367      1,202
                                                               --------     ------      ------      -------    -------
                                                                 78,027     80,754      36,623      122,158     35,173
                                                               ========     ======      ======      =======    =======

Taxable temporary differences:

   Deposit segregated under the regulation                            -     (3,642)          -       (3,642)    (1,082)
   Investment in securities                                      (1,001)    (3,996)     (1,001)      (3,996)    (1,187)
   Other current assets                                          (2,435)    (4,142)     (2,435)      (4,142)    (1,230)
   Hybrid securities bought                                           -    (48,035)          -      (48,035)   (14,267)
   Securities sold but not yet purchased                           (241)      (300)       (241)        (300)       (89)
   Hybrid securities issued                                           -     (5,000)          -       (5,000)    (1,485)
   Derivatives                                                       (8)   (15,242)         (8)     (15,242)    (4,526)
   Other                                                           (549)         -        (112)        (437)      (121)
                                                               --------    -------      ------      -------    -------
                                                                 (4,234)   (80,357)     (3,797)     (80,794)   (23,987)
                                                               --------    -------      ------      -------    -------
                                                                 73,793        397      32,826       41,364     11,186

Tax effects of tax loss carryforwards                            71,316          -      71,316            -          -
Amount in excess of tax limit for statutory donation                                                    642        191
                                                                                                  ---------    -------
                                                                                                  W  42,006     11,377
                                                                                                  =========    =======

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

(29)  Income Taxes, Continued

      (d)   Effective tax rate for the year ended March 31, 2004 is 16.63%.

(30)  Earnings Per Share

      (a)   Ordinary income and net earnings per share

      Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended March 31, 2004 and 2003 are computed as follows:

      Ordinary income per share in Won:

                                                           2004               2003
                                                           ----               ----
Ordinary income in Won                                 w80,656,901,993   10,878,554,441
Weighted average number of common shares outstanding       155,571,555      159,124,497
                                                       ---------------   --------------
Ordinary income per share in Won                       w           518               68
                                                       ===============   ==============

Net earnings per share in Won:

                                                           2004               2003
                                                           ----               ----
Net earnings in Won                                    W80,655,344,075   10,878,554,441
Weighted average number of common shares outstanding       155,571,555      159,124,497
                                                       ---------------   --------------
Net earnings per share in Won                          W           518               68
                                                       ===============   ==============

      Additionally, diluted earnings per share are not computed because the stock options have no dilutive effect.

(b) As of March 31, 2004, securities available to be converted into common stock solely consist of stock options and total number of shares to be issued is 9,355,025 shares.

(31)  Statements of Cash Flows

(a) Cash in the cash flow statements consist of cash and cash equivalents and the reconciliation between cash and cash equivalents and cash and bank deposits as of March 31, 2004 and 2003 is as follows:

                                  2004          2003
                                  ----          ----
Demand deposits                W      659       1,614
Checking accounts                     492         642
Deposit in foreign currencies       1,767          49
                               ----------       ------
                               W    2,918       2,305
                               ==========       =====

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

                              (In millions of Won)

(31)  Statements of Cash Flows, Continued

      (b) Significant transactions not involving cash inflows or outflows for the year ended March 31, 2004 are as follows:

Default loans written off                                                                      W   5,252
Increase in unrealized gain on available-for-sale securities                                       6,652
Increase in unrealized gain on investment securities accounted for by the equity method              196

(32)  Commitments and Contingencies

      (a) As of March 31, 2004, the Company committed with five banks including Chohung Bank for an overdraft account with a limit of W14,000 million and with 13 banks including Shinhan Bank for daily revolving account with a limit of W329,000 million.

      (b) As of March 31, 2004, the Company provided one blank note and four notes with W1,412 million of face value to financial institutions as collateral for borrowings and office rental obligations.

      (c) As of March 31, 2004, the Company made a contract with Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the DAEWOO Group and its affiliates. In addition, the Company's time deposit of W2,267 million was pledged as collateral by Franklin Templeton Investment Trust Management Co., Ltd.

      (d) Pursuant to the contract made with Global Korea Investment I Limited, the Company sold W41,806 million of non-performing assets in Freya World, which had been included in other assets, at W48,900 million and recorded a gain on sale of these non-performing assets in the current operation. With regards to the contract, the Company is subject to the put option or resettlement, which Global Korea Investment I Limited can exercise, within 18 months upon balance payment.

      (e) As of March 31, 2004, the Company has 28 pending lawsuits as a defendant of W18,209 million. The ultimate outcomes of such pending litigation cannot presently be determined.

      (f) As of March 31, 2004, the Company is holding W4,879 million of debt securities issued by LG Card Co., Ltd., which are classified as short-term investment in securities. Actual losses on these securities may differ materially from the management's assessments and the accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company.

      (g) As of March 31, 2004, the Company is holding beneficiary certificates issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), and Hynix Semiconductor Inc., amounting to W5,887 million and W386 million, respectively, and recorded W6,917 million and W900 million of unrealized loss for the year ended March 31, 2004, respectively. With regards to the redemption of these beneficiary certificates, the Company may incur additional losses the actual amount of which cannot presently be determined.

                    Goodmorning Shinhan Securities Co., Ltd.

                             March 31, 2004 and 2003

               (In millions of Won, except net earnings per share)

(33)  Employee Welfare and Contributions to Society

      For employee welfare, the Company maintains a refectory, an infirmary and other employees benefits program, and additionally, the Company has donated to scholarship funds and others, amounting to W336 million for the year ended March 31, 2004.

(34)  Financial Performance

      Financial performance for the quarter ended March 31, 2004 is as follows:

Operating revenue                              W    193,385
Operating income                                     14,457
Net earnings                                         24,098
Net earnings per share in Won                           155

(35)  Economic Environment

      In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

(36)  Effective Date for Financial Statements

      The accompanying non-consolidated financial statements are to be approved at the Board of Directors' meeting on May 11, 2004.

                                                                      APPENDIX 8





                 (GOODMORNING SHINHAN SECURITIES CO., LTD. LOGO)

                  Non-Consolidated Financial Statements

                  (Unaudited)

                  June 30, 2004

                  (With Independent Accountants' Review Report Thereon)

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

                  Based on a report originally issued in Korean



To the Board of Directors and Stockholders
Goodmorning Shinhan Securities Co., Ltd.:


We have reviewed the non-consolidated balance sheet of Goodmorning Shinhan Securities Co., Ltd. (the "Company") as of June 30, 2004, and the related non-consolidated statements of earnings and cash flows for the quarters ended June 30, 2004 and 2003. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The non-consolidated balance sheet of the Company as of March 31, 2004 and the related statements of earnings, appropriations of retained earnings and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated April 16, 2004, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of March 31, 2004, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

The non-consolidated financial statements expressed in Korean Won have been translated into United States dollars solely for the convenience of the readers, on the basis set forth in Note 2(b) to the non-consolidated financial statements.

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As described in Note 2(a) to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards No. 13, effective from the first fiscal year beginning after December 31, 2003. Such accounting change did not result in any change to prior year's net earnings or stockholders' equity.

As described in Note 26 to the non-consolidated financial statements, the Company recorded W2,536 million of revenue earned from and W4,455 million of expense incurred to Shinhan Financial Group Co., Ltd. and other related parties for quarter ended June 30, 2004. In addition, as of June 30, 2004, the Company recorded W27,909 million of receivables from and W174,505 million of payables to related parties.




KPMG Samjong Accounting Corp.
Seoul, Korea
July 16, 2004







--------------------------------------------------------------------------------

This report is effective as of July 16, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

--------------------------------------------------------------------------------

                    Goodmorning Shinhan Securities Co., Ltd.

                         NON-CONSOLIDATED BALANCE SHEETS

                           June 30 and March 31, 2004

               (in millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                               Won                    U.S. dollars (note 2)
                                                                    -------------------------      --------------------------
                                                                      June 30       March 31         June 30       March 31
                                                                    -----------   -----------      -----------   ------------
       Assets

Current assets:

   Cash and bank deposits (notes 3, 21, 26 and 32)                  W    78,582        28,001      $     68,184        24,296
   Deposits segregated under the regulation (note 4)                    748,425       731,084           649,393       634,346
   Short-term investments in securities (note 5)                        842,082       550,580           730,656       477,727
   Hybrid securities bought (note 6)                                    343,799       238,732           298,307       207,143
   Options bought                                                           124             -               107             -
   Loans (note 7)                                                       128,706       240,307           111,675       208,509
   Other current assets (notes 8 and 26)                                 72,296       125,085            62,731       108,533
                                                                    -----------   -----------      ------------  ------------
                                                                      2,214,014     1,913,789         1,921,053     1,660,554

Long-term investments in securities (notes 9 and 26)                     47,383        46,012            41,113        39,923
Investments (note 10)                                                    80,358        77,905            69,725        67,596
Property and equipment (notes 11, 14, 18 and 20)                        184,201       182,234           159,827       158,122
Intangible assets (notes 12 and 20)                                      11,091        11,848             9,624        10,280
Other assets (note 13)                                                   18,292        19,661            15,872        17,060
                                                                    -----------   -----------      ------------  ------------
                                                                    W 2,555,339     2,251,449      $  2,217,214     1,953,535
                                                                    ===========   ===========      ============  ============


       Liabilities and Stockholders' equity

Current liabilities:

   Call money                                                       W   127,500             -      $    110,629             -
   Short-term borrowings (note 15)                                            -        30,000                 -        26,030
   Bonds sold with repurchase agreements                                225,782       175,394           195,906       152,186
   Deposits from customers                                              690,558       665,469           599,183       577,413
   Securities sold but not yet repurchased                               20,220        14,781            17,544        12,825
   Hybrid securities issued (note 16)                                   569,117       466,373           493,811       404,662
   Options sold                                                              22             -                20             -
   Current portion of debentures                                        160,000             -           138,828             -
   Other current liabilities (notes 17 and 26)                           91,223        80,009            79,152        69,423
                                                                    -----------   -----------      ------------  ------------
                                                                      1,884,422     1,432,026         1,635,073     1,242,539

Debentures (notes 11, 18 and 26)                                          1,000       161,000               868       139,696
Retirement and severance benefits (note 19)                               4,608         2,252             3,999         1,954
                                                                    -----------   -----------      ------------  ------------
             Total liabilities                                        1,890,030     1,595,278         1,639,940     1,384,189
                                                                    ===========   ===========      ============  ============

                    Goodmorning Shinhan Securities Co., Ltd.

                   NON-CONSOLIDATED BALANCE SHEETS. CONTINUED

                           June 30 and March 31, 2004

      (in millions of Won and thousands of U.S. dollars, except share data)

                                   (Unaudited)

                                                                               Won                  U.S. dollars (note 2)
                                                                    -------------------------     --------------------------
                                                                      June 30      March 31         June 30       March 31
                                                                    -----------  -----------      -----------   ------------
Stockholders' equity:

   Capital stock of W 5,000 par value                                   796,998      796,998          691,538       691,538
      Authorized:
         Common stock           450,000,000 shares
         Preferred stock        150,000,000 shares

      Issued:
         Common stock           155,576,350 shares
         Preferred stock          3,823,314 shares

   Capital surplus (note 22)                                                 15           15               13            13
   Retained earnings (note 23)                                            8,413       90,549            7,300        78,568
   Capital adjustments (notes 24 and 25)                               (140,117)    (231,391)        (121,577)     (200,773)
                                                                    -----------  -----------      -----------   -----------
            Total stockholders' equity                                  665,309      656,171          577,274       569,346

Commitments and contingencies (note 30)
                                                                    -----------  -----------      -----------   -----------
                                                                    W 2,555,339    2,251,449      $ 2,217,214     1,953,535
                                                                    ===========  ===========      ===========   ===========


See accompanying notes to non-consolidated financial statements

                    Goodmorning Shinhan Securities Co., Ltd.

                     NON-CONSOLIDATED STATEMENTS OF EARNINGS

                  For the quarters ended June 30, 2004 and 2003

  (in millions of Won and thousands of U.S. dollars, except earnings per share)

                                   (Unaudited)


                                                                               Won                    U.S. dollars (note 2)
                                                                    -------------------------      --------------------------
                                                                        2004          2003             2004          2003
                                                                    ------------  -----------      -----------   ------------
Operating revenues:

   Commission income (note 26)                                      W    63,814        74,369      $     55,370        64,529
   Interest income (note 26)                                             17,886        16,022            15,521        13,902
   Dividend income                                                        1,109         2,256               962         1,958
   Distribution income                                                      155         1,089               134           945
   Realized gain from sale of trading securities                          6,526        20,560             5,662        17,839
   Unrealized gain on trading securities                                  1,792         1,767             1,555         1,533
   Gain related to hybrid securities bought                                 231         6,769               200         5,873
   Unrealized gain on securities sold but not yet repurchased               806             4               699             3
   Gain related to hybrid securities issued                              66,996         3,032            58,131         2,631
   Valuation gain on deposit segregated under the regulation              2,549         2,318             2,212         2,011
   Gain on derivatives transactions                                      46,445        37,978            40,299        32,953
                                                                    -----------   -----------      ------------  ------------
                                                                        208,309       166,164           180,745       144,177

Operating expenses:

   Commission expense (note 26)                                          13,226        11,122            11,476         9,650
   Interest expense (note 26)                                             7,010         9,559             6,082         8,294
   Realized loss from sale of trading securities                         14,797        15,063            12,839        13,069
   Unrealized loss on trading securities                                  5,734         2,706             4,975         2,348
   Loss related to hybrid securities bought                              37,840            30            32,833            27
   Unrealized loss on securities sold but not yet repurchased               302           106               262            92
   Loss related to hybrid securities issued                              11,084         3,693             9,617         3,204
   Loss on derivatives transactions                                      44,812        33,589            38,883        29,145
   General and administrative expenses (note 27)                         65,041        69,037            56,435        59,902
                                                                    -----------   -----------      ------------  ------------
                                                                        199,846       144,905           173,402       125,731
                                                                    -----------   -----------      ------------  ------------
Operating income                                                          8,463        21,259             7,343        18,446

Non-operating income (expenses):

   Gain (loss) from disposition of property and equipment, net               (4)       27,782                (3)       24,106
   Realized gain from sale of available-for-sale securities                   -            62                 -            54
   Impairment loss on available-for-sale securities                      (1,337)            -            (1,160)            -
   Reversal of loss on available-for-sale securities                      1,638             -             1,421             -
   Valuation gain using the equity method                                   937           195               813           169
   Loss from foreign currency transactions, net                            (163)            -              (141)            -
   Loss from foreign currency translation, net                              (16)           (2)              (14)           (2)
   Other, net                                                               600         3,282               520         2,848
                                                                    -----------   -----------      ------------  ------------
                                                                          1,655        31,319             1,436        27,175
                                                                    -----------   -----------      ------------  ------------
Ordinary income                                                          10,118        52,578             8,779        45,621
                                                                    -----------   -----------      ------------  ------------

                    Goodmorning Shinhan Securities Co., Ltd.

                  For the quarters ended June 30, 2004 and 2003

  (in millions of Won and thousands of U.S. dollars, except earnings per share)

                                   (Unaudited)



                                                                               Won                    U.S. dollars (note 2)
                                                                    -------------------------      --------------------------
                                                                        2004          2003             2004           2003
                                                                    ------------  -----------      -----------   ------------
Earnings before income taxes                                             10,118        52,578             8,779        45,621

Income taxes (note 28)                                                    1,705         8,224             1,479         7,136
                                                                    -----------   -----------      ------------  ------------
Net earnings                                                        W     8,413        44,354      $      7,300        38,485
                                                                    ===========   ===========      ============   ===========
Ordinary income and net earnings per share
     in Won and U.S. dollars (note 29)                              W        54           285      $       0.05          0.25
                                                                    ===========   ===========      ============   ===========




See accompanying notes to non-consolidated financial statements

                    Goodmorning Shinhan Securities Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                  For the quarters ended June 30, 2004 and 2003

               (in millions of Won and thousands of U.S. dollars)

                                   (Unaudited)


                                                                               Won                    U.S. dollars (note 2)
                                                                    -------------------------      --------------------------
                                                                        2004          2003             2004          2003
                                                                    ------------  -----------      -----------   ------------
Cash flows from operating activities:

   Net earnings                                                     W     8,413        44,354      $      7,300        38,485

   Adjustments to reconcile net earnings to net cash provided by (used in) by operating activities:

     Unrealized loss on trading securities, net                           3,942           939             3,420           815
     Unrealized loss (gain) on securities sold but not yet
          repurchased                                                      (504)          102              (437)           89
     Impairment loss on available-for-sale securities                     1,337             -             1,160             -
     Reversal of impairment loss on available-for-sale securities        (1,638)            -            (1,421)            -
     Realized gain from sale of available-for-sale securities, net            -           (62)                -           (54)
     Valuation gain using the equity method                                (937)         (195)             (813)         (169)
     Loss (gain) related to hybrid securities bought, net                37,555        (6,738)           32,586        (5,846)
     Unrealized loss on securities sold but not yet repurchased          (2,549)       (2,318)           (2,212)       (2,011)
     Loss (gain) related to hybrid securities issued                    (54,921)          663           (47,654)          575
     Loss (gain) related to derivatives transactions, net                 8,391          (315)            7,281          (273)
     Loss (gain) from disposition of property and equipment, net              4       (27,782)                3       (24,106)
     Depreciation expense                                                 2,428         5,849             2,107         5,075
     Amortization expense                                                 1,335         1,408             1,158         1,222
     Bad debt expense                                                     2,099           416             1,821           361
     Provision for retirement and severance benefits                      2,499         3,003             2,168         2,606
     Increase in trading securities                                    (295,369)      (64,334)         (256,286)      (55,821)
     Increase in options bought                                            (191)       (1,122)             (166)         (974)
     Decrease (increase) in other current assets                         46,412       (67,960)           40,271       (58,967)
     Decrease in other assets                                               959         8,224               832         7,136
     Increase (decrease) in securities sold but not yet
           repurchased                                                    5,942        (4,180)            5,156        (3,627)
     Increase in hybrid securities issued                               157,666       230,909           136,803       200,354
     Increase in options sold                                                32           720                28           625
     Increase in other current liabilities                                9,449         7,199             8,199         6,245
     Retirement and severance benefits paid                                (167)         (231)             (145)         (201)
     Decrease in National Pension Fund                                        -             -                 -             -
     Decrease in retirement trust                                            24           138                21           120
     Other, net                                                             247        (8,308)              215        (7,209)
                                                                    -----------   -----------      ------------  ------------
       Net cash provided by (used in) operating activities              (67,542)      120,379           (58,605)      104,450
                                                                    -----------   -----------      ------------  ------------

Cash flows from investing activities:

   Cash provided by investing activities:

     Decrease in bank deposits                                                -         8,061                 -         6,995
     Decrease in deposit segregated under the regulation                      -        73,865                 -        64,091
     Decrease in hybrid securities bought                                     -            30                 -            26
     Decrease in available-for-sale securities                              312        25,451               271        22,083
     Decrease in investment securities accounted for
          by the equity method                                                -           294                 -           255
     Decrease in loans                                                1,935,602       214,965         1,679,480       186,521

                    Goodmorning Shinhan Securities Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                  For the quarters ended June 30, 2004 and 2003

               (in millions of Won and thousands of U.S. dollars)

                                   (Unaudited)

                                                                               Won                    U.S. dollars (note 2)
                                                                    -------------------------      --------------------------
                                                                         2004         2003            2004            2003
                                                                    ------------  -----------      -----------   ------------
     Decrease in investments                                              3,153         9,884             2,736         8,576
     Decrease in property and equipment                                       3        46,508                 3        40,354
     Decrease in intangible assets                                            -         1,038                 -           901
     Decrease in other assets                                                 -        50,216                 -        43,571
     Increase in other current liabilities                                2,201        39,913             1,910        34,632
                                                                    -----------   -----------      ------------  ------------
                                                                      1,941,271       470,225         1,684,400       408,005
  Cash used in investing activities:

     Increase in bank deposits                                          (49,542)            -           (42,987)            -
     Increase in deposit segregated under the regulation                (14,792)            -           (12,835)            -
     Increase in hybrid securities bought                              (142,623)     (158,570)         (123,751)     (137,588)
     Increase in available-for-sale securities                              (74)      (33,467)              (64)      (29,039)
     Increase in loans                                               (1,823,992)     (238,844)       (1,582,639)     (207,240)
     Increase in investments                                             (5,659)       (3,689)           (4,910)       (3,201)
     Increase in property and equipment                                  (4,402)       (1,599)           (3,819)       (1,387)
     Increase in intangible assets                                         (581)       (2,798)             (504)       (2,428)
     Increase in other assets                                            (1,386)         (527)           (1,203)         (457)
     Decrease in other current liabilities                               (2,617)      (13,325)           (2,271)      (11,562)
                                                                    -----------   -----------      ------------  ------------
                                                                     (2,045,668)     (452,819)       (1,774,983)     (392,902)
                                                                    -----------   -----------      ------------  ------------
        Net cash provided by (used in) investing activities            (104,397)       17,406           (90,583)       15,103
                                                                    -----------   -----------      ------------  ------------

Cash flows from financing activities:

  Cash provided by financing activities:

     Increase in call money                                             127,500             -           110,629             -
     Increase in bonds sold with repurchase agreement                    50,388       102,030            43,720        88,529
     Increase in deposits from customers                                 25,090             -            21,770             -
                                                                    -----------   -----------      ------------  ------------
                                                                        202,978       102,030           176,119        88,529

   Cash used in financing activities:

     Decrease in call money                                                   -       (40,000)                -       (34,707)
     Decrease in short-term debts                                       (30,000)     (107,200)          (26,030)      (93,015)
     Decrease in deposits from customers                                      -       (93,459)                -       (81,092)
                                                                    -----------   -----------      ------------  ------------
                                                                        (30,000)     (240,659)          (26,030)     (208,814)
                                                                    -----------   -----------      ------------  ------------

        Net cash provided by (used in) financing activities             172,978      (138,629)          150,089      (120,285)
                                                                    -----------   -----------      ------------  ------------

Net increase (decrease) in cash                                           1,039         (844)               901         (732)

Cash at beginning of period (note 32)                                     2,918         2,305             2,532         2,000
                                                                    -----------   -----------      ------------  ------------
Cash at end of period (note 32)                                     W     3,957         1,461      $      3,433         1,268
                                                                    ===========   ===========      ============  ============

See accompanying notes to non-consolidated financial statements

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(1) General Description

    Goodmorning Shinhan Securities Co., Ltd. (the "Company") was originally incorporated on April 2, 1973 under the name of HyoSeong Securities Co., Ltd. to engage in securities trading, underwriting and brokerage services. The Company changed its name to Ssangyong Investment & Securities Co., Ltd. in 1983 and to Good Morning Securities Co., Ltd. in 1999. On July 31, 2002, the Company merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of Shinhan Financial Group Co., Ltd., and changed its name to Goodmorning Shinhan Securities Co., Ltd. On December 19, 1986, the Company's shares were listed on the Korea Stock Exchange and, as of June 30, 2004, its major shareholder is Shinhan Financial Group Co., Ltd. (60.47%) and it operates through 79 branches.


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

    (a) Basis of Financial Statements Presentation

        The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements.

        The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

        Additionally, the Company adopted Statements of Korea Accounting Standards (the "SKAS") No. 13, "Troubled Debt Structuring", effective from the first fiscal year beginning after December 31, 2003. Certain accounts of prior year's non-consolidated financial statements were reclassified to conform to the current period's presentation.

    (b) Basis of Financial Statements Translation

        The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the readers, have been translated into U.S. dollars at the rate of W1,152.50 to US$1, the basic exchange rate on June 30, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

    (c) Revenue Recognition

        Gains and losses from securities transactions and commission fee derived from brokerage are recorded at the trade date.

        Interest income on loans is recognized on an accrual basis; however, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (d) Troubled Loans Structuring

        The Company adopted Statements of Korea Accounting Standards (the "SKAS") No. 13, "Troubled Debt Structuring," effective from the first fiscal year beginning after December 31, 2003. In accordance with SKAS No. 13, a loan of which the contractual term is modified in a troubled debt structuring program is accounted for at present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance or provision for loan losses in the current period as necessary. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from nominal value of loans. Allowance for loan losses is amortized using the effective interest method and is recognized as interest income.

        Under SKAS No. 13, W788 million of unamortized present value discounts as of the beginning of the current period is reclassified into allowance for loan losses.

    (e) Investments in Securities

        Debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

        Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

        Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

        Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (f) Investment Securities Accounted for by the Equity Method

        Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

        Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company 's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

        Under the equity method, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

        In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as unrealized gains (losses) from valuation on investment securities accounted for by the equity method, a component of capital adjustments in the stockholders' equity.

    (g) Hybrid Securities

        Equity-linked securities purchased or issued are presented as combining interest-bearing debt securities with a series of option contracts. The embedded option contracts should not be separated from debt securities, and the liability components and the equity conversion options of securities are recorded at the fair value with unrealized holding gains and losses reported in the current operations. Additionally, in relation to the equity-linked securities issued, premium paid at the issue date should be separated from these instruments and accounted for as commission income.

    (h) Allowance for Doubtful Accounts

        The Company provides an allowance for doubtful accounts on outstanding loans (brokers' loans and sort-term loans) and other receivables (accrued income, accounts receivable from customers, long-term loans, advances for customers and dishonored bonds) at the end of the period based on the collectibility of individual receivables and in accordance with the Regulation on Supervision of Securities Business. These standards require that all loans be classified as normal, precautionary, sub-standard, doubtful, or estimated loss based on a number of factors, including the financial position of the borrower, the repayment ability of the borrower and past-due history. An allowance for doubtful accounts is then calculated, as of the balance sheet date, on the loan balances using the prescribed percentages of 0.5%, 2%, 20%, 75% and 100%, respectively.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

      The details of classification of allowance for doubtful accounts as of June 30 and March 31, 2004 are as follows:

                                                                                                      (in millions of Won)
                                                                         June 30
                               --------------------------------------------------------------------------------------------
                                                                                                     Estimated
                                Book value      Normal      Precautionary   Substandard   Doubtful      Loss      Allowance
                               -----------     --------     -------------   -----------   --------   ---------    ---------
Loans:


  Brokers' loan                W   129,142      129,142              -              -            -           -          646
  Short-term loans and other            20           10              -              -            -          10           10

Other current assets:

  Accounts receivable               32,245       29,723              -              -           28       2,494        2,662
  Accrued income                    10,393        8,373              -              -            7       2,013        2,060

Investments:

  Long-term loans                   16,008       15,322              -              -            -         686          762

Other assets:

  Advances from customers           18,148            -              -            463            -      17,685       17,778
  Dishonored bonds (*)              10,917            -              -          2,158            -       8,759        9,855
                               -----------     --------     -----------     ---------     --------   ---------    ---------
                                   216,873      182,570              -          2,621           35      31,647       33,773
                               -----------     --------     -----------     ---------     --------   ---------    ---------
 Allowance                     W    33,773          912              -          1,188           26      31,647
                               ===========     ========     ===========     =========     ========   =========


-------------
(*) Net of discount on debentures

                                                                                                      (in millions of Won)
                                                                         March 31
                               --------------------------------------------------------------------------------------------
                                                                                                     Estimated
                                Book value      Normal      Precautionary   Substandard   Doubtful      Loss      Allowance
                               -----------     --------     -------------   -----------   --------   ---------    ---------
Loans:

  Brokers' loan                W   130,945      130,945              -             -            -           -         655
  Short-term loans and other            27           17              -             -            -          10          10

Other current assets:

  Accounts receivable               57,313       54,867              -             -          201       2,245       2,670
  Accrued income                    10,947        9,151              -             -           11       1,785       1,839

Investments:

  Long-term loans                   16,211       15,579              -             -            -         632         710

Other assets:

  Advances from customers           17,047            -              -         1,124            -      15,923      16,147
  Dishonored bonds (*)              10,917            -              -         2,158            -       8,759       9,889
                               -----------    ---------     -----------     --------      -------    --------     -------
                                   243,407      210,559              -         3,282          212      29,354      31,920
                               -----------    ---------     -----------     --------      -------    --------     -------
 Allowance                     W    31,920        1,053              -         1,354          159      29,354
                               ===========    =========     ===========     ========      =======    ========


------------
(*) Net of discount on debentures

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

        The percentages of the allowance for doubtful accounts to applicable assets as of June 30 and March 31, 2004 and March 31, 2003 are as follows:

                                                                            (in millions of Won, except ratio)
                                                         June 30, 2004       March 31, 2004     March 31, 2003
                                                         -------------      ---------------     --------------
Total amount of assets applicable to allowance           W   216,873            243,407             214,723
   for doubtful accounts
Allowance for doubtful accounts                               33,773             31,920              39,018
Ratio (%)                                                      15.57              13.11               18.17


    (i) Property and Equipment

        Property and equipment are stated at cost, except for the case of revaluation made in accordance with the Asset Revaluation Law. Significant additions or improvements extending value or useful lives of assets are capitalized, while normal maintenance and repairs are charged to expense when incurred.

        The depreciation method and useful lives of property and equipment are as follows:

                 Description                           Depreciation Method                   Useful Lives
-----------------------------------------------    --------------------------             ------------------
   Buildings                                                Straight-line                     40 - 60 years
   Vehicles                                                      "                              Four years
   Furniture and fixtures                                        "                              Four years
   Office equipment and other                                    "                               15 years

    (j) Intangible Assets

        Intangible assets are amortized using the straight-line method over a reasonable period based on the nature of the asset, four years for computer software and five years for other intangible assets.

   (k)  Income Taxes

        Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

        Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

        A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (l) Bonds Sold (Purchased) with Repurchase (Resale) Agreements

        Bonds purchased with resale agreements are recorded as current asset and bonds sold with repurchase agreements are recorded as current liabilities when the Company purchases or sells securities under resale or repurchase agreements.

    (m) Securities Sold But Not Yet Repurchased

        Marketable securities borrowed from the Korea Securities Depository are not presented as securities sold in the balance sheets. When the borrowed securities are sold, the market value of such securities at the time of sale is recorded as a current liability. Differences between the market value at the time of sale and the market value at the time of the borrowing are accounted for as unrealized gains (losses) on those securities in current operations.

    (n) Retirement and Severance Benefits

        Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

        Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

    (o) Translation of Foreign Currency Denominated Assets and Liabilities

        Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. As permitted by the Financial Accounting Standards, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W 1,152.50 and W 1,153.60 to US$ 1, the basic rates of exchange on June 30, 2004 and March 31, 2004, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction. The financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet dates.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

    (p) Derivatives

        Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

        However, for derivative instruments for the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge -effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

        Forward foreign exchange contracts, which have been made to hedge foreign exchange receivables and payables in future, are classified as forward foreign exchange contracts for hedging purposes. Unrealized gain or loss on forward foreign exchange contracts for hedging purposes are deferred as capital adjustment. The deferred gain or loss will be credited or charged to income when related foreign exchange receivables and payables are settled.

    (q) Reserve for Losses on Securities Transactions

        In accordance with the Korean Securities and Exchange Law, as last revised as of January 26, 2002, the Company reverses the reserve for losses on securities transactions equally over 3 years from the year ended March 31, 2002.

    (r) Stock Options

        The stock option program allows the Company's employees to acquire shares of the Company. The option exercise price is generally fixed at below the market price of underlying shares at the date of the grant. The Company values stock options based upon an option pricing model and recognizes this value as an expense over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received, and the difference between the exercise price and market price is included in compensation cost and credited to the capital adjustment account.

    (s) Contingent Liabilities

        Contingent losses are generally recognized as a liability when probable and reasonably estimable.

    (t) Reclassification of Prior Year Financial Statements

        Certain accounts of the non-consolidated financial statements as of and for the year ended March 31, 2004 and June 30, 2003, respectively, were reclassified to conform to the current period's presentation. These reclassifications did not result in any change to reported net earnings or stockholders' equity.

    (u) Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(3) Cash and Bank Deposits

    Cash and bank deposits as of June 30 and March 31, 2004 consist of the following:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                     Won                    U.S. dollars (note 2)
                                                             -------------------------    ------------------------
                                                               June 30      March 31        June 30      March 31
                                                             ------------  ----------     ------------   ---------
Checking accounts                                            W      434          492      $      377          427
Deposit in foreign currencies                                     2,269        1,767           1,969        1,533
Negotiable certificates of deposit                               49,025            -          42,538            -
                                                             ------------  ----------     ------------   ---------

                                                                 51,728        2,259          44,884        1,960
                                                             ------------  ----------     ------------   ---------
Other:

   Demand deposits                                                1,254          659           1,088          572
   Time deposits                                                 10,267       10,267           8,908        8,908
   Money Market Deposit Account                                  15,333       14,816          13,304       12,856
                                                             ------------  ----------     ------------   ---------

                                                                 26,854       25,742          23,300       22,336
                                                             ------------  ----------     ------------   ---------

                                                             W   78,582       28,001      $   68,184       24,296
                                                             ============  ==========     ============   =========


    As of June 30 and March 31, 2004, W2,267 million of time deposit was pledged as collateral to Franklin Templeton Investment Trust Management Co., Ltd. in relation to the sales of beneficiary certificates.


(4) Deposits Segregated under the Regulation

    Deposits segregated under the regulation as of June 30 and March 31, 2004 are as follows:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                     Won                    U.S. dollars (note 2)
                                                             -------------------------     -----------------------
                                                               June 30      March 31        June 30     March 31
                                                             ----------    ----------      ---------   -----------
Subscription deposits                                        W         -            -               -            -
Reserve for claims of customers' deposits                        715,048      707,742      $  620,432      614,093
Guarantee deposits for securities borrowed                             -            -               -            -
Guarantee deposits for futures and options trading                33,377       23,342          28,961       20,253
                                                             -----------    ----------     ----------   ----------
                                                             W   748,425      731,084      $  649,393      634,346
                                                             ===========    ==========     ==========   ==========

    Pursuant to the Regulation on Securities Industry related to the Korean Securities and Exchange Law, the Company is required to deposit with the Korean Securities Finance Corporation ("KSFC") or banks for the payment of the customers' deposits and those amounts may not be pledged as collateral.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)



(5) Short-term Investments in Securities

    Short-term investment securities as of June 30 and March 31, 2004 consist of the following:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                        Won                 U.S. dollars (Note 2)
                                                             ------------------------     ------------------------
                                                               June 30      March 31        June 30      March 31
                                                             -----------  -----------     -----------   ----------
Trading securities:
   Stocks                                                    W    82,481       28,245     $    71,567       24,508
   Government and public bonds                                   701,209      442,974         608,424      384,359
   Corporate bonds                                                31,172       44,265          27,047       38,408
   Beneficiary certificates                                       15,869       23,754          13,769       20,611
   Securities in foreign currencies                                   32           97              28           84
                                                             -----------  -----------     -----------   ----------
                                                                 830,763      539,335         720,835      467,970
Available-for-sale securities:
   Beneficiary certificates                                       11,319       11,245           9,821        9,757
                                                             -----------  -----------     -----------   ----------
                                                             W   842,082      550,580     $   730,656      477,727
                                                             ===========  ===========     ===========   ==========

    (a) Trading securities

        (i)   Equity securities

                                                                                    (in millions of Won)

                                                                    June 30                  March 31
                                                     ------------------------------------    ---------
                                                      Acquisition      Fair       Book         Book
                                                         cost         value       value        value
                                                     ------------   ----------   --------     --------
Stocks                                               W     86,531       82,481    82,481       28,245
                                                     ============   ==========   ========     ========


        (ii)   Debt securities

                                                                                    (in millions of Won)

                                                               June 30                        March 31
                                           ------------------------------------------------   ---------
                                              Face       Acquisition     Fair      Book        Book
                                             value          cost        value      value       value
                                           -----------   -----------   --------    --------   ----------
Government and public bonds                W   711,724       701,348    701,209     701,209      442,974
Corporate bonds                                 31,000        31,273     31,172      31,172       44,265
                                           -----------   -----------   --------    --------   ----------
                                           W   742,724       732,621    732,381     732,381      487,239
                                           ===========   ===========   ========    ========   ==========

    Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

        (iii)  Beneficiary certificates

                                                                                      (in millions of Won)

                                                                      June 30                   March 31
                                                       -------------------------------------    ---------
                                                        Acquisition      Fair       Book         Book
                                                           cost         value       value        value
                                                       ------------    ---------   ---------    ---------
Unsold beneficiary certificates                        W    15,520       15,869       15,869       17,591
Other                                                            -            -            -        6,163
                                                       ------------    ---------   ---------    ---------
                                                       W    15,520       15,869       15,869       23,754
                                                       ============    =========   =========    =========


                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)



(5) Short-term Investments in Securities, Continued

        (iv)  Securities in foreign currencies

                                                                                      (in millions of Won)

                                                                       June 30                  March 31
                                                       ----------------------------------       --------
                                                       Acquisition      Fair       Book           Book
                                                           cost         value      value         value
                                                       -----------      ------     ------       --------
Stocks                                                 W       32         32        32            97
                                                       ===========      ======     =====        ========

    (b) Available-for-sale securities

                                                                                      (in millions of Won)

                                                                      June 30                    March 31
                                                       -------------------------------------    ----------
                                                        Acquisition      Fair       Book           Book
                                                           cost         value       value         value
                                                       ------------    --------    ---------     ---------
Unsold beneficiary certificates                        W     8,247       11,319       11,319       11,245
                                                       ============    ========    =========     =========


(6) Hybrid Securities Bought

    Details of hybrid securities bought as of June 30 and March 31, 2004 are as follows:

                                                                                             (in millions of Won)

                                                                                    June 30
                                                               --------------------------------------------------
                                                               Acquisition      Face         Book     Unrealized
                                                                  cost          value        value    gain (loss)
                                                               -----------    ---------    ---------  -----------
Equity linked securities                                       W   333,716      333,716     343,799      10,083
                                                               ===========    =========    =========  ===========




                                                                                            (in millions of Won)

                                                                                   March 31
                                                              --------------------------------------------------
                                                              Acquisition     Face          Book      Unrealized
                                                                 cost         value         value     gain (loss)
                                                              -----------   ----------    ---------  -----------
Equity linked securities                                      W   190,697     193,468      238,732      48,035
                                                              ===========   ==========    =========  ===========


                    Goodmorning Shinhan Securities Co., Ltd.

                 Notes to Non-Consolidated Financial Statements

                                  June 30, 2004

                                   (Unaudited)



(7) Loans

    Loans as of June 30 and March 31, 2004 consist of the following:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                      Won                  U.S. dollars (note 2)
                                                             -----------------------      -----------------------
                                                              June 30       March 31       June 30      March 31
                                                             ----------     --------      ----------    ---------
Call loans                                                   W      200      110,000      $      173       95,445

Brokers' loans                                                  129,142      130,945         112,054      113,618
Less: allowance for doubtful accounts                              (646)        (655)           (561)        (569)
                                                             ----------     --------      ----------     --------
                                                                128,496      130,290         111,493      113,049

Short-term loans                                                     10           17               9           15

Other                                                                10           10               9            9
Less: allowance for doubtful accounts                               (10)         (10)             (9)          (9)
                                                             ----------     --------      ----------     --------
                                                             W 128,706       240,307      $  111,675      208,509
                                                             ==========     ========      ==========     ========

    The Company extends loans to its customers from funds borrowed from KSFC or from its own funds and requires customers to provide cash or securities as collateral equivalent to 170% of loan balance.


(8) Other Current Assets

    Other current assets as of June 30 and March 31, 2004 consist of the following:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                     Won                   U.S. dollars (note 2)
                                                             -------------------------    ----------------------
                                                              June 30      March 31        June 30      March 31
                                                             ----------    --------        --------     --------
Accounts receivable from customers                           W  32,245       57,313        $ 27,979       49,729
Less: allowance for doubtful accounts                           (2,662)      (2,670)         (2,310)      (2,317)
                                                             ---------      -------        --------     --------
                                                                29,583       54,643          25,669       47,412
Accrued income                                                  10,393       10,947           9,017        9,498
Less: allowance for doubtful accounts                           (2,060)      (1,839)         (1,787)      (1,596)
                                                             ---------      -------        --------     --------
                                                                 8,333        9,108           7,230        7,902

Advance payments                                                 8,784       18,336           7,622       15,910
Prepaid expenses                                                 1,296        2,215           1,125        1,922
Prepaid income taxes                                             3,772        4,129           3,273        3,583
Derivative assets                                               16,137       32,135          14,002       27,883
Other                                                            4,391        4,519           3,810        3,921
                                                             ---------      -------        --------     --------
                                                             W  72,296      125,085        $ 62,731      108,533
                                                             =========      =======        ========     ========

                    Goodmorning Shinhan Securities Co., Ltd.

                 Notes to Non-Consolidated Financial Statements

                                  June 30, 2004

                                   (Unaudited)


(9) Long-term Investments in Securities

    Long-term investment securities as of June 30 and March 31, 2004 consist of the following:

                                                                 (in millions of Won and thousands of U.S. dollars)

                                                                     Won                    U.S. dollars (note 2)
                                                             ------------------------      -----------------------
                                                               June 30      March 31        June 30      March 31
                                                             ------------  ----------      ----------   ----------
Available-for-sale securities:

   Stocks                                                    W    19,770       19,685      $   17,154       17,080
   Investments in partnership                                     14,887       14,447          12,917       12,535
                                                             -----------   ----------      ----------   ----------
                                                                  34,657       34,132          30,071       29,615

Investment securities accounted for                               12,726       11,880          11,042       10,308
   by the equity method
                                                             ------------  ----------      ----------   ----------
                                                             W    47,383       46,012      $   41,113       39,923
                                                             ============  ==========      ==========   ==========

    (a) Available-for-sale securities

        The Company's available-for-sale securities consist solely of equity securities and details are as follows:

                                                                                           (in millions of Won)

                                                                             June 30                 March 31
                                                  Ownership     -----------------------------------  --------
                                                  percentage     Acquisition    Fair       Book        Book
                                                     (%)            cost        value      value       value
                                                  ----------     -----------   -------    --------   --------
Marketable stocks:

  Saehan Co., Ltd.                                    0.15 W        1,841         281        281         497

Non-marketable stocks:

  Korea Securities Computer Co., Ltd.                 0.16             44         198         44          44
  The Korea Securities Finance Co., Ltd.              3.39         11,573      17,227     11,573      11,573
  Korea Securities Depository                         1.60            843       5,500        843         843
  Kihyup Technology Banking Corp.                     1.72            500         574        500         500
  The Kosdaq Stock Market Inc.                        2.19            460       3,132        460         460
  Hanwha Investment Trust                             4.50          1,350       1,318      1,350       1,350
  Management Co., Ltd.
  Korea Money Broker Co. Ltd.                          1.00            100         421        100        100
  Korea ECN Securities Co., Ltd.                      6.25          1,600         954        972       1,600
  Daehan Investment & Securities Co., Ltd.            0.05          1,900           -          -           -
  Korea Investment & Securities Co., Ltd.             0.03          2,801           -          -           -
  Shinhan Life Insurance Co., Ltd.                    1.16          2,324       1,638      1,638           -
  Other                                                             2,942       1,468      2,009       2,009
                                                                 --------     -------     ------    --------
                                                                   26,437      32,430     19,489      19,189
                                                                 --------     -------     ------     -------
                                                                 W 28,278      32,711     19,770      19,685
                                                                 ========      ======     ======      ======

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(9)  Long-term Investments in Securities, Continued

                                                                                              (in millions of Won)

                                                                                  June 30                March 31
                                                                     --------------------------------    --------
                                                       Ownership
                                                       percentage    Acquisition    Fair       Book        Book
                                                          (%)           cost        value      value       value
                                                       ----------    -----------  --------   --------    --------
     Investment in partnership:

        Korea Stock Exchange                               3.40       W  2,612      24,015      2,612       2,612
        Securities Market Stabilization Fund              10.30          4,612       9,275      9,275       8,834
        Good-KDB 2nd Specialty Co., Ltd.                   6.00          3,000       2,646      3,000       3,000
        Other                                                                1           -          -           1
                                                                      --------    --------   --------    --------
                                                                      W 10,225      35,936     14,887      14,447
                                                                      ========    ========   ========    ========

     (b)  Investment securities accounted for by the equity method

          Details of investment securities in subsidiaries and affiliates accounted for by the equity method as of June 30 and March 31, 2004 are as follows:


                                                                                               (in millions of Won)

                                                                                        June 30
                                                                    ----------------------------------------------
                                                     Ownership                       Equity
                                                     percentage       Beginning      method      Other      Ending
           Subsidiaries and affiliates                   (%)           balance    gain (loss)   changes    balance
     --------------------------------------          ----------       ---------   -----------   -------    -------
     Good Morning Securities USA Inc.                   100.0        W  4,612          758         (11)      5,359
     Good Morning Securities Europe Limited             100.0           7,268          179         (80)      7,367
                                                                     --------         ----      ------      ------
                                                                     W 11,880          937         (91)     12,726
                                                                     ========         ====      ======      ======


                                                                                               (in millions of Won)

                                                                                       March 31
                                                                    ----------------------------------------------
                                                     Ownership                       Equity
                                                     percentage       Beginning      method      Other      Ending
           Subsidiaries and affiliates                   (%)           balance    gain (loss)   changes    balance
     --------------------------------------          ----------       ---------   -----------   -------    -------
     Good Morning Securities USA Inc.                   100.0        W  5,948         (887)       (448)      4,612
     Good Morning Securities Europe Limited             100.0           3,730          115       3,422       7,268
                                                                     --------         ----      ------      ------
                                                                     W  9,678         (772)      2,974      11,880
                                                                     ========         ====      ======      ======

      Where the equity method was applied above, financial statements as of June 30 and March 31, 2004, which had been neither audited nor reviewed by independent auditors, were used.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(10) Investments

     Investments as of June 30 and March 31, 2004 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                           Won                 U.S. dollars (note 2)
                                                                  ---------------------       --------- ------------
                                                                   June 30     March 31         June 30     March 31
                                                                  ---------   ---------       ---------   ----------
    Long-term bank deposits                                       W     58           58       $      50           50
    Long-term loans                                                 16,008       16,211          13,890       14,066
    Less: allowance for doubtful accounts                             (762)        (710)           (661)        (616)
                                                                  ---------   ---------       ---------   ----------

                                                                    15,246       15,501          13,229       13,450

    Guarantee deposits paid                                         60,002       57,288          52,062       49,707
    Other                                                            5,052        5,058           4,384        4,389
                                                                  ---------   ---------       ---------   ----------
                                                                  W 80,358       77,905       $  69,725       67,596
                                                                  ========    =========       =========   ==========

     As of June 30, 2004, the above long-term deposits consist solely of guarantee deposits for checking accounts and are restricted in use.


(11) Property and Equipment

     Property and equipment as of June 30 and March 31, 2004 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                           Won                 U.S. dollars (note 2)
                                                                 -------------------------    ------------ ---------
                                                                  June 30      March 31        June 30      March 31
                                                                 ---------     --------       ---------    ---------
    Land                                                         W  42,654       42,142       $  37,010       36,566
    Buildings                                                      161,571      159,689         140,192      138,559
    Vehicles                                                            34           34              29           30
    Furniture and fixtures                                          66,099       64,501          57,353       55,966
    Office equipment and other                                           9            9               8            8
                                                                 ---------     --------       ---------    ---------
                                                                   270,367      266,375         234,592      231,129
    Less: accumulated depreciation                                 (86,166)     (84,141)        (74,765)     (73,007)
                                                                 ---------     --------       ---------    ---------
                                                                 W 184,201      182,234       $ 159,827      158,122
                                                                 =========     ========       =========    =========

     The officially declared value of land at June 30 and March 31, 2004, as announced by the Minister of Construction and Transportation, is as follows:

                                                                                                 (in millions of Won)

                                                                          Book value               Declared value
                                                                    ------------------------  -----------------------
                                                                     June 30       March 31      June 30    March 31
                                                                    ----------     ---------   ---------    ---------
    Land (domestic only)                                             W  42,654        42,142      49,780       47,045
                                                                     =========     =========   =========    =========

     The officially declared value, which is used for government purposes, does not represent fair value.

     Additionally, as of June 30, 2004, the Company has provided certain land and buildings with an aggregate book value of W168,581 million and collateralized amount of W102,447 million to Shinhan Bank and others as collateral against its 14th privately placed debentures.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(12) Intangible Assets

     Intangible assets as of June 30 and March 31, 2004 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                            Won                 U.S. dollars (note 2)
                                                                  -------------------------    ------------ ------------
                                                                    June 30     March 31         June 30     March 31
                                                                  ------------ ------------    ------------ ------------
     Computer software                                              W 10,862       11,589         $ 9,425       10,055
     Other                                                               229          259             199          225
                                                                    --------     --------         -------     --------
                                                                    W 11,091       11,848         $ 9,624       10,280
                                                                    ========     ========         =======     ========


(13) Other Assets

     Other assets as of June 30 and March 31, 2004 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                           Won                 U.S. dollars (note 2)
                                                                 ----------------------       ----------------------
                                                                  June 30      March 31        June 30      March 31
                                                                 ---------    ---------       ---------    ---------
    Advances to customers                                        W  18,148       17,047       $  15,747       14,792
    Less: allowance for doubtful accounts                          (17,778)     (16,147)        (15,425)     (14,010)
                                                                 ---------    ---------       ---------    ---------
                                                                       370          900             322          782

    Collective fund for default losses                               6,441        6,356           5,588        5,515

    Dishonored bonds                                                10,917       10,917           9,472        9,472
    Less: allowance for doubtful accounts                           (8,982)      (9,016)         (7,793)      (7,823)
          present value discounts                                     (873)        (873)           (757)        (757)
                                                                 ---------    ---------       ---------    ---------

                                                                     1,062        1,028             922          892

    Deferred tax assets                                             10,419       11,377           9,040        9,871
                                                                 ---------    ---------       ---------    ---------
                                                                 W  18,292       19,661       $  15,872       17,060
                                                                 =========    =========       =========    =========

     In accordance with the provisions of the Korean Securities and Exchange Law and related regulations and working rule, the Company has deposited special reserves with the Korean Stock Exchange, Korea Securities Dealers Association and Korea Securities Depository an aggregate amount equal to 0.001% of its total trading value of transactions for any potential losses on unsettled trading, which is accounted for as collective fund for default losses.


(14)  Insured Assets

     Details of insured assets as of June 30, 2004 are as follows:

                                                                               (in millions of Won)

                                                                                      Amount to be
     Type of insurance             Assets insured                     Book value        insured
     -----------------         ----------------------                 ----------      ------------
     Fire insurance            Buildings                              W 125,927         211,836
                               Furniture and fixtures                    15,608          72,611
                                                                      ---------         -------
                                                                      W 141,535         284,447
                                                                      =========         =======


     In addition, the Company maintains key employees' indemnity insurance and other insurance policies covering loss and liability arising from accidents.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(15) Short-term Borrowings

     Short-term borrowings as of June 30 and March 31, 2004 are as follows:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                         Won                 U.S. dollars (note 2)
                                             Interest          -------------------------    -------------------------
                                             rate (%)             June 30     March 31         June 30     March 31
                                          --------------       ------------ ------------    ------------ ------------
     Borrowings from:

       SK Securities Co., Ltd.                5.79              W       -       30,000        $      -       26,030


(16) Hybrid Securities Issued

     Details of hybrid securities issued as of June 30 and March 31, 2004 are as follows:

                                                                                  (in millions of Won, except shares)

                                                                                     June 30
                                           Number of
                                           securities            Face          Issue         Book         Unrealized
                                             issued             value        amount (*)     value            gain
                                         ---------------    -------------  ------------- -------------  -------------
     Equity linked securities                56,714,482      W   565,318        556,625       550,484          6,141
     Securities on stock warrants               270,391          439,687         24,762        18,633          6,129
                                                            -------------  ------------- -------------  ------------
                                                             W 1,005,005        581,387       569,117         12,270
                                                            =============  ============= =============  ============

     (*) Premium at the date of issue are not included.

                                                                                  (in millions of Won, except shares)

                                                                                     March 31
                                           Number of
                                           securities                          Issue                      Unrealized
                                             issued           Face value     amount (*)   Book value         loss
                                         ---------------    -------------  ------------- -------------  -------------
     Equity linked securities                52,160,131      W   521,601        377,513       427,494        (49,981)
     Securities on stock warrants             3,499,502          585,999         30,258        38,879         (8,621)
                                                            -------------  ------------- -------------  -------------

                                                             W 1,005,005        407,771       466,373        (58,602)
                                                            =============  ============= =============  =============


     (*) Premium at the date of issue are not included.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(17) Other Current Liabilities

     Other current liabilities as of June 30 and March 31, 2004 are as follows:

                                                                      (in millions of Won and thousands of U.S. dollars)

                                                                             Won                 U.S. dollars (note 2)
                                                                   ------------------------     ------------------------
                                                                     June 30      March 31        June 30     March 31
                                                                   -----------  -----------     -----------  -----------
     Dividends payable                                              W     717          717       $     622          622
     Accounts payable                                                  10,473          505           9,087          438
     Accrued expenses                                                  35,403       36,735          30,718       31,874
     Deposits for opening a margin account                              4,935        5,070           4,282        4,399
       Taxes withheld                                                   4,308        8,271           3,738        7,177
     Rental deposits received                                          23,937       24,219          20,770       21,014
       Unearned revenues                                                   48           15              42           14
       Derivatives liabilities                                          7,604          672           6,598          583
       Other                                                            3,798        3,805           3,295        3,302
                                                                   -----------  -----------     -----------   ----------
                                                                    W  91,223       80,009       $  79,152       69,423
                                                                   ===========  ===========     ===========   ==========


(18) Debentures

     Details of debentures as of June 30 and March 31, 2004 are as follows:

                                                                                   (in millions of Won, except ratio)

                                                       Maturity             Interest rate      June 30     March 31
                                                                                 (%)
                                            -----------------------------  -------------    ------------ ------------
     14th privately placed debentures             October 30, 2001 -            6.86         W  30,000       30,000
                                                  October 30, 2004

     15th subordinated debentures                September 26, 2002 -           6.23           130,000      130,000
                                                 September 26, 2004

     16th publicly placed debentures                 July 11, 2003 -            6.20             1,000        1,000
                                                     July 11, 2005
                                                                                            ------------ ------------
                                                                                             W  161,000      160,000
                                                                                            ============ ============


     In relation to the 14th privately placed debentures issued to Shinhan Bank and the 16th publicly placed debentures issued to Hyundai Marine & Fire Insurance Co., Ltd., certain land, buildings and a blank note were pledged as collateral as of June 30, 2004. The principals are scheduled to be repaid at maturity and the yields are to be paid on a quarterly basis.

     With regards to the 15th subordinated debentures issued to Shinhan Financial Group Co., Ltd., the Company will not repay the principal upon maturity if the Net Capital Ratio of the Company becomes less than or equal to 100% as a result of the repayment of the principal of these debentures. If any principal of the debentures is not paid at the scheduled maturity, 7.23% default interest per annum will be applied to the debentures.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(19) Retirement and Severance Benefit

     Changes in retirement and severance benefit for the quarter ended June 30, 2004 and the year ended March 31, 2004 are as follows:

                                                                      (in millions of Won and thousands of U.S. dollars)

                                                                            Won                  U.S. dollars (note 2)
                                                                  -------------------------    -------------------------
                                                                    June 30      March 31        June 30      March 31
                                                                  ------------ ------------    ------------ ------------
     Estimated balance at beginning of the period                  W   6,906        9,295       $   5,992        8,065
     Payment                                                            (167)     (12,373)           (144)     (10,735)
     Provision                                                         2,499        9,984           2,168        8,662
                                                                  ------------ ------------    ------------ ------------

     Estimated balance at ending of period                             9,238        6,906           8,016        5,992
     Less: contribution to National Pension Fund                         (37)         (37)            (32)         (32)
           deposit for severance benefit trust                        (4,593)      (4,617)         (3,985)      (4,006)
                                                                  ------------ ------------    ------------ ------------
          Net balance                                              W   4,608        2,252       $    3,999        1,954
                                                                  ============ ============    ============ ============


(20) Sale-Leaseback Transactions

     During the quarter ended June 30, 2004, the Company disposed of certain computer equipment and software, included in property and equipment and intangible assets, respectively, to Macquarie Capital Korea Co., Ltd., for W47,000 million under the terms of a sale-leaseback transaction. The transaction is classified as an operating lease and the Company recorded W29,043 million of gain from the disposition for the quarter ended June 30, 2003..

     The collection schedule for future lease payables as of June 30, 2004 is as follows:

                                                                                                 (in millions of Won)

                                                                                                        Annual
                                                                                                     lease payment
                                                                                                  -------------------
                   July 1, 2004 - June 30, 2005                                                      W       16,635
                   July 1, 2005 - June 30, 2006                                                              16,635
                                                                                                  -------------------
                                                                                                     W       33,270
                                                                                                  ===================


(21) Foreign Currency Denominated Assets and Liabilities

     Details of assets and liabilities denominated in foreign currency as of June 30 and March 31, 2004 are as follows:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                       Foreign currency             Won Equivalent
                                                                  -------------------------     -----------------------
                                                                    June 30      March 31        June 30    March 31
                                                                  ------------  -----------     ---------- ------------
     Assets:

       Bank deposit                                                USD  1,969        1,532       W  2,269        1,767
       Investment in securities                                    USD 27,480            -             32            -

     Liabilities:

       Securities sold but not yet repurchased and other           USD  6,889            -       W  7,940            -


                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(22) Capital Surplus

     The Company reduced its capital by the ratio of 1:0.9 as of December 24, 2002, in accordance with a resolution of a shareholders' meeting. As a result, the Company recorded W15 million of net gain from capital reduction as capital surplus.


(23) Retained Earnings

     Retained earnings as of June 30 and March 31, 2004 consist of the following:

                                                                      (in millions of Won and thousands of U.S. dollars)

                                                                            Won                 U.S. dollars (note 2)
                                                                  -------------------------    -------------------------
                                                                    June 30     March 31         June 30     March 31
                                                                  ------------ ------------    ------------ ------------
     Reserve for loss on securities transactions                   W        -        9,894      $        -        8,585
     Unappropriated retained earnings                                   8,413       80,655           7,300       69,983
                                                                  ------------ ------------    ------------ ------------
                                                                   W    8,413       90,549      $    7,300       78,568
                                                                  ============ ============    ============ ============


(24) Capital Adjustments

     Capital adjustments as of June 30 and March 31, 2004 consist of the following:

                                                                      (in millions of Won and thousands of U.S. dollars)

                                                                            Won                 U.S. dollars (note 2)
                                                                  -------------------------    -------------------------
                                                                    June 30     March 31         June 30     March 31
                                                                  ------------ ------------    ------------ ------------
     Discount on stock issuance                                    W (147,764)    (238,314)      $ (128,212)    (206,780)
     Treasury stock                                                   (14,584)     (14,584)         (12,654)     (12,654)
     Stock options (Note 25)                                           12,066       11,787           10,469       10,227
     Unrealized gain (loss) on available-for-sale securities            6,174        5,638            5,357        4,892
     Unrealized gain on investment securities accounted for
          by the equity method                                          3,991        4,082            3,463        3,542
                                                                  ------------ ------------    ------------ ------------
                                                                   W (140,117)    (231,391)      $ (121,577)    (200,773)
                                                                  ============ ============    ============ ============

     The Company's treasury shares as of June 30, 2004 comprise 4,795 shares of common stock and 1,042,418 shares of preferred stock. Treasury shares are intended to be reissued in the near future.

     Discount on stock issuance is to be amortized over three years using the straight-line method by way of an appropriation of retained earnings.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(25) Stock Options

     In accordance with a resolution of a shareholders' meeting, the Company granted stock purchase options to certain employees and directors and details of stock options as of June 30, 2004 are as follows:

                                                                                          (in Won, except shares)

Stock options                              Shares                               Exercise price     Compensation
  granted           Grant date            granted       Exercisable period         per share      cost per share
-------------    -----------------       ----------     -------------------     --------------    --------------
    1st           February 4, 1999        2,588,355     February 4, 2002 ~         W  5,374            1,254
                                                          February 3, 2009
    2nd           February 4, 1999        1,434,510     February 4, 2002 ~            5,456            1,707
                                                          February 3, 2009
    3rd          December 17, 1999        1,980,000     December 17, 2002 ~           5,437            1,042
                                                          December 16, 2007
    4th             May 27, 2000            405,000     May 27, 2003 ~                2,372               --
                                                          May 26, 2008
    5th             May 26, 2001          1,260,000     May 26, 2004 ~                4,498            1,147
                                                          May 25, 2009
    6th           January 31, 2002           90,000     May 31, 2005 ~                3,291              664
                                                          May 31, 2010
    7th             May 25, 2002            540,000     May 25, 2004 ~                5,216            2,025
                                                          May 24, 2012
    8th            June 27, 2002            348,777     May 26, 2003 ~                2,621            1,081
                                                          May 25, 2006
    9th            June 27, 2002            343,383     May 27, 2004 ~                3,238              589
                                                          May 26, 2007
   10th             May 30, 2003            365,000     May 30, 2005 ~                1,383               78
                                                          May 29, 2009
   11th             May 30, 2004            633,000     May 29, 2006 ~                1,701               --
                                                          May 28, 2009

     The compensation cost for the stock options grant numbers 1 through 10 is calculated using the minimum value method while the stock option grant number 11 is calculated using the Black-Scholes fair value method. Such cost is recognized as other selling and administration expense in the amount of W 280 million in the quarter ended June 30, 2004, and will be W 779 million for periods thereafter.

     If the Company adopted the fair value method, the following assumptions would be used.

                                                                                               (in Won, except shares)

                                                              Expected stock
 Stock options         Risk-free           Expected          price volatility           Expected           Fair value
    granted        interest rate (%)   exercise period              (%)            dividend yield (%)     at grant date
 -------------     -----------------   ---------------       ----------------      ------------------     -------------
      1st                 7.00              3 years               116.87                  --               W  7,490
      2nd                 7.00              3 years               116.87                  --                  7,490
      3rd                 8.89              3 years               137.35                  --                  6,920
      4th                 5.24              3 years               137.82                  --                  3,175
      5th                 6.42              3 years               118.09                  --                  6,000
      6th                 6.03              3 years                86.35                  --                  5,730
      7th                 6.87              6 years               101.94                  --                  6,300
      8th                 5.13            1.5 years                84.82                  --                  5,680
      9th                 5.62            2.5 years                94.38                  --                  5,680
     10th                 4.10              4 years                67.00                  --                  4,335
     11th                 4.23            3.5 years                60.70                  --                  3,140

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(26) Related Party Transactions

     (a) Significant transactions with related parties for the quarters ended June 30, 2004 and 2003 are as follows:

                                                                                        (in millions of Won)

                                           Related party                                2004         2003
                                  ---------------------------------------           -----------   ----------
Revenue earned:

  Fees and commissions            Good Morning Securities USA Inc.                  W     1,539           --
  Fees and commissions            Good Morning Securities Europe Limited                    786           --
  Interest                        Shinhan Bank                                               79          121
  Interest                        Chohung Bank                                              132           --
                                                                                    -----------   ----------
                                                                                    W     2,536          121
                                                                                    ===========   ==========

Expenses incurred:

  Fees and commissions            Good Morning Securities USA Inc.                  W     1.033        2,755
  Fees and commissions            Good Morning Securities Europe Limited                    841        1,082
  Interest                        Shinhan Bank                                              543          487
  Interest                        Chohung Bank                                                9           --
  Fees and commissions            Shinhan Credit Information Co., Ltd.                    2,025        2,003
  Interest                        Shinhan Financial Group Co., Ltd.                           4            7
                                                                                    -----------   ----------
                                                                                    W     4,455        6,394
                                                                                    ===========   ==========

     (b) Significant account balances with related parties as of June 30 and March 31, 2004 are as follows:

                                                                                        (in millions of Won)

                                           Related party                              June 30      March 31
                                  --------------------------------------            ----------    ----------
Assets:

  Bank deposits                   Shinhan Bank                                      W     6,097       14,733
  Bank deposits                   Chohung Bank                                           12,386        7,866
  Other current assets            Shinhan Bank                                            9,271        6,792
  Other current assets            Chohung Bank                                              155           46
                                                                                    -----------   ----------
                                                                                    W    27,909       29,437
                                                                                    ===========   ==========

Liabilities:

  Debentures                      Shinhan Bank                                      W    30,000       30,000
  Debentures                      Shinhan Financial Group Co., Ltd.                     130,000      130,000
  Other current liabilities       Good Morning Securities USA Inc.                        1,033        1,111
  Other current liabilities       Good Morning Securities Europe Limited                    841          841
  Other current liabilities       Shinhan Bank                                            4,411        4,412
  Other current liabilities       Shinhan Financial Group Co., Ltd.                          89          134
  Other current liabilities       Shinhan BNP ITMC Co., Ltd.                              3,496        3,496
  Other current liabilities       Shinhan Card Co., Ltd.                                  4,635        4,635
                                                                                    -----------   ----------
                                                                                    W   174,505      174,629
                                                                                    ===========   ==========

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(26) Related Party Transactions, Continued

     (c) Equity securities issued by related parties as of June 30 and March 31, 2004 are as follows:


                                                                                    (in millions of Won)

                                                                       June 30
                                                --------------------------------------------------------
                                                   Ownership        Acquisition      Fair         Book
     Subsidiaries and affiliates                percentage (%)         cost         value        value
--------------------------------------          --------------      -----------   ---------    ---------
Good Morning Securities USA Inc.                    100.00           W   3,342        5,359        5,359
Good Morning Securities Europe Limited              100.00               9,669        7,367        7,367
                                                                     ---------    ---------    ---------
                                                                     W  13,011       12,726       12,726
                                                                     =========    =========    =========

                                                                                    (in millions of Won)

                                                                      March 31
                                                --------------------------------------------------------
                                                   Ownership        Acquisition      Fair         Book
     Subsidiaries and affiliates                percentage (%)         cost         value        value
--------------------------------------          --------------      -----------   ---------    ---------
Good Morning Securities USA Inc.                    100.00           W   3,342        4,612        4,612
Good Morning Securities Europe Limited              100.00               9,669        7,268        7,268
                                                                     ---------    ---------    ---------
                                                                     W  13,011       11,880       11,880
                                                                     =========    =========    =========

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(27) General and Administrative Expenses

     General and administrative expenses for the quarters ended June 30, 2004 and 2003 consist of the following:

                                                            (in millions of Won and thousands of U.S. dollars)

                                                                     Won                U.S. dollars (note 2)
                                                          ------------------------     -----------------------
                                                              2004         2003           2004         2003
                                                          -----------   ----------     ---------    ----------
Salaries and wages                                        W    28,611       29,488     $  24,825        25,586
Provision for retirement and severance benefits                 2,499        3,003         2,168         2,606
Other employees benefits                                        6,039        7,432         5,240         6,449
Depreciation                                                    2,428        5,849         2,107         5,075
Amortization                                                    1,335        1,408         1,158         1,222
Bad debts                                                       2,099          416         1,821           361
Advertising                                                     3,152        5,283         2,735         4,584
Rent                                                            1,577        1,511         1,368         1,311
Commissions                                                       873          689           757           598
Computer system operation                                       8,663        3,119         7,517         2,706
Tax and dues                                                    1,795        3,973         1,558         3,447
Other                                                           5,970        6,866         5,181         5,957
                                                          -----------   ----------     ---------    ----------
                                                          W    65,041       69,037     $  56,435        59,902
                                                          ===========   ==========     =========    ==========


(28) Income Taxes

     (a) The Company is subject to income taxes based on taxable earnings which result in the normal tax rate of 29.7%.

          The Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, the statutory income tax rate of 29.7% is applied to deferred income tax assets (liabilities) that will be realized before 2005 and that of 27.5% is applied to deferred income tax assets (liabilities) that will be realized after 2004.

          The components of income tax expenses for the quarter ended June 30, 2004 are as follows:

                                        (in millions of Won and thousands of U.S. dollars)

                                                                             U.S. dollars
                                                                Won            (note 2)
                                                              -------        ------------
          Current income tax expense                          W   747            $  648

          Deferred income tax expense:

               Temporary differences                              958                832
               Tax loss carryforwards                              --                 --
                                                              -------            -------
                                                              W 1,705            $ 1,480
                                                              =======            =======

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


(28) Income Taxes, Continued

     (b) The reconciliation of accounting income and taxable income for the quarter ended June 30, 2004 is as follows:

                                                                           (in millions of Won)

                                                                       Temporary      Permanent
                     Description                                       difference    difference
-------------------------------------------------------                ----------    ----------
Additions:

   Accrued income                                                      W   4,142            --
   Allowance for doubtful accounts                                           701            --
   Trading securities                                                      9,730            --
   Available-for-sale securities                                           1,337            --
   Equity linked securities                                               37,786            --
   Hybrid securities sold                                                 10,785            --
   Derivatives                                                            27,167            --
   Securities sold but not yet repurchased                                   602            --
   Hybrid securities bought                                               48,035            --
   Interest                                                                   --           145
   Excess over entertainment expense limit                                    --           482
   Stock options                                                              --           280
   Gain on valuation of available-for-sale securities                         --           445
   Other current liability                                                12,195            --
   Other                                                                      75           626
                                                                       ---------      --------
                                                                       W 152,555         1,978
                                                                       =========      ========

Deductions:

   Accrued income                                                      W   5,969            --
   Allowance for doubtful accounts                                           672            --
   Trading securities                                                      6,740            --
   Hybrid securities bought                                                  231            --
   Hybrid securities sold                                                124,308            --
   Derivatives                                                             5,535            --
   Securities sold but not yet repurchased                                   913            --
   Available-for-sale securities                                           1,638            --
   Investment securities accounted for by equity method                      937            --
   Present value discount                                                     43            --
   Other current liabilities                                              11,681            --
   Interest on national tax return                                            --           378
   Other                                                                       2           401
                                                                       ---------      --------
                                                                       W 158,669           779
                                                                       =========      ========

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


 (28) Income Taxes, Continued

      (c) Changes in significant accumulated temporary differences and tax effects for the quarter ended June 30, 2004 are as follows:

                                                                                                (in millions of Won)

                                                               Beginning                           Ending     Tax
                                                                balance    Increase    Decrease   balance    effects
                                                               ----------  --------    ---------  -------   ---------
      Deductible temporary differences:

          Allowance for doubtful accounts                       W    672        701         672       701        208
          Trading securities                                       4,948      5,735       4,947     5,734      1,703
          Available-for-sale securities                           27,460      1,337       1,638    27,160      7,469
          Investment securities accounted for by equity method     5,213          -         937     4,276      1,176
          Hybrid securities sold                                  63,602      5,785      63,602     5,785      1,718
          Derivatives                                              2,404     10,600       2,404    10,600      3,148
          Accrued expenses                                        10,950     11,444      10,950    11,444      3,147
          Hybrid securities issued                                     -     37,786           -    37,786     11,222
          Other                                                   10,589      2,452         900    12,141      3,468
                                                                ---------   --------    --------  --------   --------
                                                                 125,838     75,840      86,050   115,627     33,259
                                                                ---------   --------    --------  --------   --------

      Taxable temporary differences:

         Accrued income                                           (4,142)    (5,969)     (4,142)    5,969)    (1,759)
         Derivatives                                              (1,591)      (849)     (1,591)     (849)      (252)
         Trading securities                                       (3,996)    (1,793)     (3,996)   (1,793)      (532)
         Hybrid securities sold                                   (5,000)   (60,706)     (5,000)  (60,706)   (18,030)
         Deposit for severance benefit insurance                  (4,107)         -           -    (4,107)    (1,220)
         Hybrid securities bought                                (48,035)      (231)    (48,035)     (231)       (68)
         Derivatives                                             (13,651)    (2,265)    (13,651)   (2,265)      (673)
         Securities sold but not yet repurchased                    (300)      (806)       (300)     (806)      (222)
         Other                                                      (549)         -           -      (549)      (151)
                                                                ---------   --------    --------  --------   --------
                                                                 (81,371)   (72,619)    (76,715)  (77,275)   (22,907)
                                                                ---------   --------    --------  --------   --------
                                                                  44,467      3,221       9,335    38,352     10,352
                                                                ---------   --------    --------  --------   --------
      Amount in excess of tax limit for statutory donation           517          -         291       226         67
                                                                                                  --------   --------
                                                                                                  W 38,578    10,419
                                                                                                  ========   ========


  (d) The effective tax rate for the quarter ended June 30, 2004 is as follows:

                                                 (in millions of Won and thousands of U.S. dollars, except tax rate)

                                                                                        Won            U.S. dollars
                                                                                                         (note 2)
                                                                                   ---------------    ---------------
      Income taxes                                                                    W   1,705          $   1,479
      Earnings before income taxes                                                       10,118              8,779
                                                                                   ---------------    ---------------
      Effective income tax rate (%)                                                       16.85              16.85
                                                                                   ===============    ===============

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


 (29) Earnings Per Share

  (a) Ordinary income and net earnings per share

      Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. Earnings per share for the quarters ended June 30, 2004 and 2003 are computed as follows:

      Ordinary income per share in Won:

                                                                                                             (in Won)

                                                                                       2004               2003
                                                                                 -----------------  -----------------
      Ordinary income in Won                                                      W  8,413,105,749     44,353,611,367
      Weighted-average number of common shares outstanding                             155,576,350        155,576,350
                                                                                 -----------------  -----------------
      Ordinary income per share in Won                                            W             54                285
                                                                                 =================  =================



      Net earnings per share in Won:

                                                                                                             (in Won)

                                                                                       2004               2003
                                                                                 -----------------  -----------------
      Net earnings in Won                                                         W  8,413,105,749     44,353,611,367
      Weighted average number of common shares outstanding                             155,576,350        155,576,350
                                                                                 -----------------  -----------------
      Net earnings per share in Won                                               W             54                285
                                                                                 =================  =================


      Additionally, diluted earnings per share are not computed because there are no items with any dilutive effect, including stock options. In addition, both ordinary income per share and net earnings per share of the Company as of March 31, 2004, are W518.

  (b) As of June 30, 2004, securities available for conversion into common stock consist solely of stock options and the total number of shares to be issued is 9,988,025 shares.


(30)  Commitments and Contingencies

  (a) As of June 30, 2004, the Company committed with five banks, including Chohung Bank, for an overdraft account with an aggregate limit of W14,000 million and with 13 banks, including Shinhan Bank, for a daily revolving account with an aggregate limit of W329,000 million.

  (b) As of June 30, 2004, the Company provided one blank note and three notes with W925 million of face value to financial institutions as collateral for borrowings and office rental obligations.

  (c) As of June 30, 2004, the Company made a contract with Franklin Templeton Investment Trust Management Co., Ltd. to guarantee against the contingent losses that may result from the beneficiary certificates that include guaranteed bonds issued by financially troubled companies, such as the Daewoo Group and its affiliates. In addition, the Company's time deposit of W2,267 million was pledged as collateral to Franklin Templeton Investment Trust Management Co., Ltd.

                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


 (30) Commitments and Contingencies, Continued

  (d) Pursuant to the contract made with Global Korea Investment I Limited on March 28, 2003, the Company sold W41,806 million of non-performing assets in Freya World, which had been included in other assets, for W48,900 million and recorded a gain on sale of these non-performing assets in the year ended March 31, 2003. With regards to the contract, the Company is subject to the put option or resettlement, which Global Korea Investment I Limited can exercise, within 18 months upon balance payment.

  (e) As of June 30, 2004, the Company has 27 pending lawsuits of W12,893 million. The ultimate outcomes of such pending litigation cannot presently be determined.

  (f) As of June 30, 2004, the Company is holding beneficiary certificates issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), amounting to W6,257 million, and recorded W6,323 million of unrealized loss.
      With regards to the redemption of these beneficiary certificates, the Company may incur additional losses of which the actual amount cannot presently be determined.


(31)  Derivatives

      Details of unsettled derivative instruments with trading purposes as of June 30, 2004 are as follows:

                                                                                    (in millions of Won)

                                                                             Unsettled       Valuation
                                                                               amount       gain (loss)
                                                                            ------------   -------------
  Interest rate related                      Futures                         W   69,651           (240)
                                             Swap                               160,000           (300)
                                                                            ------------   -------------

                                                                                229,651           (540)

  Stock price Index related                  Futures                             22,097           (254)
                                             Options                             15,347            (56)
                                                                            ------------   -------------

                                                                                 37,444           (310)

  Currency related                           Forwards                            16,941             59

  Stock related                              Swap                                 2,262            (35)
                                             Options                            358,495         (8,059)
                                                                            ------------   -------------
                                                                                360,757         (8,094)

                                                                            ------------   -------------
                                                                             W  644,793         (8,885)
                                                                            ============   =============


                    Goodmorning Shinhan Securities Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2004

                                   (Unaudited)


 (32)                   Statements of Cash Flows

  (a) Cash in the cash flow statements consist of cash and cash equivalents and the reconciliation between cash and cash equivalents and cash and bank deposits as of June 30 and March 31, 2004 is as follows:

                                                                                                 (in millions of Won)

                                                                                          June 30         March 31
                                                                                       -------------   --------------
      Demand deposits                                                                    W    1,254             659
      Checking accounts                                                                         434             492
      Deposit in foreign currencies                                                           2,269           1,767
                                                                                       -------------   --------------

                                                                                         W    3,957           2,918
                                                                                       =============   ==============

  (b) Significant transactions not involving cash inflows or outflows for the quarter ended June 30, 2004 are as follows:

                                                                                                 (in millions of Won)

      Dishonored bonds offset against allowance for doubtful accounts                                       W   211
      Increase in unrealized gain on available-for-sale securities                                              536
      Decrease in unrealized gain on investment securities accounted for by equity method                        91


(33) Employee Welfare and Contributions to Society

     For employee welfare, the Company maintains a refectory, an infirmary and other employees benefits program and, additionally, the Company has donated to scholarship funds and others, amounting to W64 million for the quarter ended June 30, 2004.


(34) Economic Environment

     In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

                                                                      APPENDIX 9

                                                                   [Translation]

                            ARTICLES OF INCORPORATION

                                    CHAPTER I

                               GENERAL PROVISIONS

ARTICLE 1   (CORPORATE NAME)

The name of this company shall be "Chusik Hoesa Shinhan-Kumyoong-Jijoo-Hoesa" (the "Company"), which shall be "Shinhan Financial Group Co., Ltd." in English.


ARTICLE 2   (OBJECTIVE)

The objective of the Company shall be to engage in the following business activities:

(1) To control or manage a financial company or a company having close relation with the financial business;

(2) To provide the financial support to its subsidiary, etc. (which expression shall include the subsidiary, sub-subsidiary, and the company under the control of sub-subsidiary; hereinafter the same shall apply);

(3) To invest in the subsidiary or to raise the fund for financial support to its subsidiary, etc.;

(4) To develop and sell the products jointly with its subsidiary, etc., and to provide the business support for joint use of facility, computer system, etc. with its subsidiary, etc.; and

(5)   To engage in the other business incidental or related to the foregoing.

ARTICLE 3   (LOCATION OF HEAD OFFICE AND ESTABLISHMENT OF BRANCH, ETC.)

(1)   The Company shall have its head office in Seoul.

(2) The Company may establish branches, liaison offices, representative offices or subsidiaries within or outside Korea, by the resolution of the Board of Directors, when it deems necessary.

ARTICLE 4   (METHOD OF PUBLIC NOTICES)

Public notices of the Company shall be made in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun, daily newspapers published in Seoul.

                                   CHAPTER II
                                 SHARES OF STOCK

ARTICLE 5   (TOTAL NUMBER OF AUTHORIZED SHARES)

The total number of shares to be issued by the Company shall be 1,000,000,000 shares.

ARTICLE 6   (PAR VALUE PER SHARE)

The par value per share to be issued by the Company shall be five thousand (5,000) Won.

ARTICLE 7   (NUMBER OF SHARES ISSUED AT THE TIME OF INCORPORATION)

The total number of shares issued at the time of incorporation of the Company shall be _284,453,152 shares of common stock in registered form plus the number of common shares in registered form to be issued and delivered upon the exercise of warrant by the holders of the bonds with warrants issued by Shinhan Bank on December 2, 1998 during the period from July 15, 2001 to August 31, 2001.

ARTICLE 8   (KIND OF SHARES)

(1) The shares to be issued by the Company shall be common shares in registered form and preferred shares in registered form.

(2) Registered preferred shares shall have preference over common shares in dividend distribution and liquidation of assets of the Company. The amount of distribution upon liquidation of the Company to preferred shares with liquidation preference shall be no greater than the sum of their initial issue price and accrued but unpaid dividend.

ARTICLE 9   (NUMBER AND DESCRIPTION OF PREFERRED SHARES)

(1) Preferred shares to be issued by the Company shall be non-voting, and the number thereof shall not exceed one half (1/2) of the total number of issued and outstanding shares.

(2) The dividends on non-voting preferred shares shall be no less than 1% per annum of the par value and the rate thereof shall be determined by the Board of Directors at the time of issuance.

(3) Preferred shares to be issued by the Company may be participating or non-participating, and accumulating or non-accumulating by the resolution of the Board of Directors.

(4) If a resolution not to distribute dividends on preferred shares is adopted, then the preferred shares shall be deemed to have voting rights from the next general meeting of shareholders immediately following the general meeting at which such resolution not to distribute dividends on preferred shares is adopted to the end of the general meeting of the shareholders at which a resolution to distribute dividends on such preferred shares is adopted.

(5) In case the Company issues new shares by rights offering or bonus issue, then the new shares issued with respect to the preferred shares shall be
      (i) common shares in the case of rights offering and (ii) the shares of the same type in the case of bonus issue.

(6) Whether or not to specify the duration of preferred shares shall be determined by the resolution of the Board of Directors. If there is any duration of preferred shares, such duration shall be no less than 1 year and no more than 10 years from the date of issuance, and such duration period shall be determined by the Board of Directors at the time of issuance. Preferred shares shall be converted into the common shares upon the expiration of the duration period. However, if the holders of the preferred shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive dividends entitled to them in full. In such a case,
      Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

ARTICLE 10 (TYPES OF SHARE CERTIFICATES)

The share certificates of the Company shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares.

ARTICLE 11 (CONVERTIBLE STOCK)

(1) The Company may issue the stock which can be converted into the common stock or preferred stock, by the resolution of the Board of Directors.

(2) Issue price of new shares to be issued upon conversion shall be the issue price of share prior to such conversion, and the number of shares to be issued upon conversion shall be the same number as that of common shares or preferred shares prior to such conversion.

(3) The conversion period shall be no less than 1 year and no more than 10 years from the date of issuance, and such conversion period shall be determined by the Board of Directors.

(4) For the purpose of any distribution of dividends on the shares issued upon conversion, Article 15 hereof shall apply mutatis mutandis.

ARTICLE 12 (REDEEMABLE STOCK)

(1) In case of issuance of preferred stock, the Company may, by the resolution of the Board of Directors, issue the redeemable one which can be redeemed with the profits at the discretion of the Company.

(2) Redemption price of redeemable stock shall be calculated in accordance with the following formula: `issue price + issue price x number of days that have elapsed from the first day of the fiscal year, during which the redemption is made, to the redemption date iA365 x applicable interest rate'. The applicable interest rate shall be that announced by the Commissioner of National Tax Service pursuant to Article 17, Paragraph (1) of the Enforcement Rules of the Inheritance Tax and Gift Tax Act, or, to the extent not exceeding more or less than 50% of such interest rate, shall be determined by the Board of Directors at the time of issuance.

(3) Redemption period shall be determined by the Board of Directors within the period from the date immediately following the end of the Ordinary General Meeting of Shareholders convened in respect of the fiscal year, during which the shares are issued, to the date of 1 month following the end of the Ordinary General Meeting of Shareholders convened in respect of the fiscal year of the 10th anniversary of the issue date. However, in any of the following cases, the redemption period shall be extended until such case is terminated.

      1. If the holders of the redeemable shares do not receive dividends entitled to them; or

      2. If the redemption is not made within the redemption period due to insufficient profits of the Company.

(4) The Company may redeem all of redeemable shares in lump sum or any portion thereof. Provided that, in case of partial redemption, the Company may determine the shares to be redeemed, by means of lottery or proportional allotment. Any fractional shares resulting from the proportional allotment shall not be redeemed.

(5) If the Company intends to redeem the redeemable shares, the Company shall give the public notice of such intention, subject shares and the fact that the subject stock certificates must be submitted to the Company during the specified period, which shall be determined by the Company to the extent not less than one month. The Company shall give separate notice to the shareholders and pledgees recorded in the shareholders' registry and upon the expiry of such period, the subject shares shall be redeemed compulsorily.

(6) The redeemable shares may, by the Board of Directors at the time of issuance, be issued as the convertible shares as set forth in Article 11.

ARTICLE 13 (PREEMPTIVE RIGHTS)

(1) The shareholders of the Company shall have pre-emptive rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2) Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following instances:

      1. If the Company issues new shares by way of general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, by a resolution of the Board of Directors in accordance with the provisions of the Securities Exchange Act ("SEA").

      2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;

      3. If the Company issues new shares for the issuance of depositary receipts ("DR"s), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, in accordance with the provisions of the SEA;

      4. If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;

      5. If the Company issues new shares to the securities investment company that runs exclusively the banking business, as set forth in the Finance Holding Company Act (the "FHCA"); or

      6. If the Company issues new shares to foreign investors, foreign or domestic financial institutions, allied companies, etc. for the necessity of management, such as introduction of advanced technology, improvement of financial structure of or financial support to the Company or its subsidiary, strategic business alliance, etc., to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

(3) In case new shares are issued pursuant to Paragraph (2), type, number, issue price, etc. of shares to be issued shall be determined by a resolution of the Board of Directors, to the extent permitted by the relevant laws, such as the SEA, etc.

(4) In the case of abandonment or loss of the pre-emptive right to subscribe for new shares by any shareholder, the forfeited shares resulting from such abandonment or loss of the pre-emptive right shall be disposed by a resolution of the Board of Directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the Board of Directors.

ARTICLE 14 (STOCK OPTIONS)

(1) The Company may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of

      Shareholders, to the extent not exceeding 20/100 of the total number of issued and outstanding shares of the Company; provided that the Company may grant stock options by a resolution of the Board of Directors, to an extent permitted by the relevant laws, such as the SEA, etc.

(2) The Company may impose the condition of achievement of detailed performance for the exercise of stock options, and may postpone or cancel the exercise of stock options if such condition is not satisfied.

(3) The persons who are entitled to receive such stock options shall be officers and employees of the Company or its subsidiaries or sub-subsidiaries as prescribed in the relevant laws and ordinances including the SEA, etc. who have contributed, or is capable of contributing, to the establishment, management or technical innovation of the Company, except for officers or employees in any of the following cases:

      1. The largest shareholder of the Company and Specially Related Persons thereof (as defined in the SEA and the Enforcement Decree of the SEA; hereinafter the same shall apply), except for such persons who have been regarded as Specially Related Persons by becoming officers of the Company (including an officer who is the non-executive officer of the affiliate);

      2. Major Shareholders of the Company (as defined in the SEA; hereinafter the same shall apply), and Specially Related Persons thereof, except for such persons who have been regarded as Specially Related Persons by becoming officers of the Company (including an officer who is the non-executive officer of the affiliate); and

      3. The persons who become the Major Shareholders of the Company by the exercise of stock option.

(4) The shares to be issued upon the exercise of stock options (in case the Company pays the difference between the exercise price of stock options and the market price of such shares in cash or treasury shares, the shares which shall be the basis of the calculation of such differences) shall be common shares in registered form.

(5) The total number of shares to be given to one (1) officer or employee pursuant to the stock option shall not exceed 1/100 of the total number of shares issued and outstanding.

(6) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the SEA, etc.

(7)   Stock options may be exercised within seven (7) years commencing from two
      (2) years after the date specified in Paragraph (1) above at which a resolution to grant such stock options was adopted.

(8)   Stock option is exercisable by a person who has served for the Company two
      (2) years or more from the date specified in Paragraph (1) above at which a resolution to grant such stock option was adopted. If the grantee's continuous service terminates by reason of the grantee's death, attainment of mandatory retirement age, or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.

(9) Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon the exercise of stock options.

(10) In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:

      1. When the relevant officer or employee voluntarily resigns or is removed from his or her position at the Company after receiving the stock option;

      2. When the relevant officer or employee inflicts material damages or losses on the Company due to the willful conduct or negligence of such person;

      3. When the Company cannot respond to the exercise of stock options due to its bankruptcy, dissolution, etc.; or

      4. When there occurs any other event for cancellation of the stock option pursuant to the stock option agreement.

ARTICLE 15 (ISSUANCE DATE OF NEW SHARES FOR THE PURPOSE OF DIVIDENDS)

In case the Company issues new shares through rights offering, bonus issue and stock dividend, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purpose of distribution of dividends for such new shares.

ARTICLE 16 (TRANSFER AGENT)

(1)   The Company may designate a transfer agent for its shares.

(2) The transfer agent, its office and its duties shall be determined by a resolution of the Board of Directors of the Company and shall be notified to the public.

(3) The Company's registry of shareholders or a copy of it shall be kept at the office of the transfer agent. The transfer agent shall handle the entries of alternations in the registry of shareholders, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other related activities.

(4)   The relevant procedures for conducting activities referred to in Paragraph
      (3) above shall be carried out in accordance with the Regulation on the Securities Transfer Agency Business and other Regulations generally applicable to transfer agents.

ARTICLE 17 (REPORT OF ADDRESSES, NAMES AND SEALS OR SIGNATURES OF SHAREHOLDERS
           AND

      OTHERS)

(1) Shareholders, registered pledgees and their respective representatives shall file their names, addresses, and seals or signatures with the transfer agent of Article 16.

(2) A person referred to Paragraph (1) who reside in a foreign country should report to the Company appointed agents and the addresses in Korea to which notices are to be sent.

(3) The same shall apply in case of any changes in the matters referred to in Paragraphs (1) and (2) above.

ARTICLE 18 (CLOSE OF SHAREHOLDERS' REGISTRY AND RECORD DATE)

(1) The Company shall suspend entries of alteration with respect to its rights, from the 1st day of January of each year up to the closing date of the Ordinary General Meeting of Shareholders for the relevant fiscal year.

(2) The shareholders registered in the shareholders' registry as of December 31 of each fiscal year shall be entitled to exercise the rights as shareholders at the Ordinary General Meeting of Shareholders convened for such fiscal year.

(3) The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, suspend any entry into the shareholders' registry with respect to shareholders' rights for a period not exceeding three (3) months as determined by a resolution of the Board of Directors, or cause the shareholders whose names appear in the shareholders' registry on a record date set by a resolution of the Board of Directors to exercise the rights as shareholders. If the Board of Directors deems it necessary, the Company may suspend any entry into the shareholders' registry and set the record date at the same time. The Company shall give at least two (2) weeks prior notice to the public.

(4) Notwithstanding the provision of Paragraph (3), if otherwise set forth in the FHCA or other relevant laws, the Company may follow such different provisions.

                                   CHAPTER III
                                      BONDS

ARTICLE 19 (ISSUANCE OF CONVERTIBLE BONDS)

(1) The Company may issue to persons other than existing shareholders of the Company convertible bonds, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed 1 trillion Won, in any of the following cases:

      1.    If the convertible bonds are issued through general public offering;

      2. If the Company issues convertible bonds to the securities investment company that runs exclusively the banking business, as set forth in the FHCA;

      3. If the Company issues convertible bonds to foreign investors, foreign or domestic financial institutions, allied companies, etc. for the necessity of management, such as introduction of advanced technology, improvement of financial structure of or financial support to the Company or its subsidiary, strategic business alliance, etc.; or

      4. If the Company issues convertible bonds in foreign country, in accordance with the SEA.

(2) The Board of Directors may determine that the convertible bonds referred to in Paragraph (1) may be issued on the condition that conversion rights will be attached to only a portion of the convertible bonds.

(3) The shares to be issued upon conversion shall be common shares. The conversion price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of convertible bonds.

(4) The conversion period shall commence on the date following three (3) months from the issue date of the convertible bonds and end on the date immediately preceding the redemption date thereof. However, the conversion period may be adjusted within the above period by a resolution of the Board of Directors.

(5) For the purpose of any distribution of dividends on the shares issued upon conversion, and any payment of accrued interest on the convertible bonds,
      Article 15 hereof shall apply mutatis mutandis.

ARTICLE 20 (BONDS WITH WARRANTS)

(1) The Company may issue to persons other than existing shareholders of the Company bonds with warrants, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed 1 trillion Won, in any of the following cases:

      1. If the bonds with warrants are issued through general public offering;

      2. If the Company issues bonds with warrants to the securities investment company that runs exclusively the banking business, as set forth in the FHCA;

      3. If the Company issues bonds with warrants to foreign investors, foreign or domestic financial institutions, allied companies, etc. for the necessity of management, such as introduction of advanced technology, improvement of financial structure of or financial support to the Company or its subsidiary, strategic business alliance, etc.; or

      4. If the Company issues bonds with warrants in foreign country, in accordance with the SEA.

(2) The amount of new shares which can be subscribed for by the holders of the bonds with warrants shall be determined by the Board of Directors to the extent that the maximum amount of such new shares shall not exceed the face value of the bonds with warrants.

(3) The shares to be issued upon exercise of warrants shall be common shares. The issue price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of bonds with warrants.

(4) The warrant exercise period shall commence on the date following three (3) months from the issue date of the relevant bonds and end on the date immediately preceding the redemption date thereof. However, the warrant period may be adjusted within the above period by a resolution of the Board of Directors.

(5) For the purpose of any distribution of dividends on the shares issued upon exercise of warrants, Article 15 hereof shall apply mutatis mutandis.

ARTICLE 21 (ISSUANCE OF PARTICIPATING BONDS)

(1) The Company may issue to persons other than existing shareholders of the Company participating bonds, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed 1 trillion Won, in any of the following cases:

      1. If the participating bonds are issued through general public offering;

      2. If the Company issues participating bonds to foreign investors, foreign or domestic financial institutions, allied companies, etc. for the necessity of management, such as introduction of advanced technology, improvement of financial structure of or financial support to the Company or its subsidiary, strategic business alliance, etc.; or

      3. If the Company issues participating bonds in foreign country, in accordance with the SEA.

(2) Matters regarding the dividend participation of bonds issued pursuant to Paragraph (1) shall be determined by the resolution of the Board of Directors at the time of issuance, based on the dividend on common stock.

ARTICLE 22 (APPLICABLE PROVISIONS FOR THE ISSUANCE OF BONDS)

The provisions of Articles 16 and 17 hereof shall be applicable to the issuance of bonds.

                                   CHAPTER IV
                        GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 23 (CONVENING OF GENERAL MEETINGS OF SHAREHOLDERS)

(1) General Meetings of Shareholders of the Company shall be of two types: (i) Ordinary and (ii) Extraordinary.

(2)   The Ordinary General Meeting of Shareholders shall be held within three
      (3) months after the end of each fiscal year and the Extraordinary General Meeting of Shareholders may be convened whenever deemed to be necessary.

ARTICLE 24 (AUTHORITY TO CONVENE)

(1) The Representative Director-President of the Company shall convene the General Meeting of Shareholders in accordance with a resolution of the Board of Directors, unless otherwise prescribed by other laws and ordinances.

(2) If the Representative Director-President is unable to perform his/her duties, the General Meeting of Shareholders shall be convened by a Director designated by the Board of Directors.

ARTICLE 25 (PERSONAL OR PUBLIC NOTICES FOR CONVENING)

(1) Written notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, and other matters set forth in the relevant laws. The written notice shall be sent to all shareholders at least two (2) weeks prior to the date set for the Meeting.

(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun which are published in the city of Seoul, at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting.

(3) Notwithstanding the provisions of Paragraphs (1) and (2), if otherwise set forth in the FHCA or other relevant laws, the Company may follow such different provisions.

ARTICLE 26 (PLACE OF MEETING)

The General Meeting of Shareholders shall be held in the city where the head office is located, or any other places adjacent thereto as required.

ARTICLE 27 (CHAIRMAN OF THE GENERAL MEETING OF SHAREHOLDERS)

The Chairman of the General Meetings of Shareholders shall be the person entitled to convene the Meeting pursuant to Article 24.

ARTICLE 28 (CHAIRMAN'S AUTHORITY TO MAINTAIN ORDER)

(1) The Chairman may order persons who purposely speaks or acts in a manner to prevent or disrupt the deliberations of the General Meeting of Shareholders or who disturb the public order of the General Meeting of Shareholders to stop or retract his/her remarks or to leave the place of meeting.

(2) The Chairman may restrict the length and frequency of the speech of shareholders if it is necessary for the smooth deliberations of the General Meeting of Shareholders.

ARTICLE 29 (VOTING RIGHTS)

Each shareholder shall have one (1) vote for each share he/she owns.

ARTICLE 30 (SPLIT VOTING)

(1) If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall notify in writing the Company of such intent and the reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders.

(2) The Company may refuse to allow the shareholder to split his/her votes unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of some other person.

ARTICLE 31 (VOTING BY PROXY)

(1)   A shareholder may exercise his/her vote through a proxy.

(2) In the case of Paragraph (1) above, the proxy holder shall file with the Company the documents evidencing the authority to act as a proxy before the General Meeting of Shareholders.

ARTICLE 32 (METHOD OF RESOLUTION)

Except as otherwise provided in the applicable laws and regulations or these Articles of Incorporation, all resolutions of the General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the shareholders present; provided that such votes shall, in any event, represent not less than one-fourth (1/4) of the total number of issued and outstanding shares.

ARTICLE 33 (EXERCISE OF VOTING RIGHT IN WRITING)

(1) If the method of resolution in writing at the General Meeting of Shareholders is adopted by the resolution of the Board of Directors, the shareholders may exercise their voting rights without participating the meeting.

(2) In case of Paragraph (1), the Company shall attach the documents and references necessary for exercise of voting rights to the convening notice.

(3) If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Company the documents referred to in Paragraph (2) by the date preceding the date set for the General Meeting of Shareholders.

ARTICLE 34 (MINUTES OF THE GENERAL MEETINGS OF SHAREHOLDERS)

The substance of the course of the proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes and shall be preserved at the head office and branches of the Company, after being affixed with the names and seal impressions or signatures of the Chairman and the Directors present.

                                    CHAPTER V
                         OFFICERS AND BOARD OF DIRECTORS

ARTICLE 35 (OFFICERS)

The Company shall have not less than three (3) but not more than fifteen (15) Directors, of which the number of the Outside Directors shall not be less than 3 persons and 50/100 of the total number of Directors.

ARTICLE 36 (ELECTION OF DIRECTOR)

(1)   The Directors shall be elected at the General Meeting of Shareholders.

(2) The Outside Directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.

ARTICLE 37 (TERM OF DIRECTOR)

(1) The term of office of the Director shall be determined at the General Meeting of

      Shareholders to the extent not exceeding three years, and the Director may be re-appointed. Provided that, the term of office of the Outside Director appointed as specialist at the General Meeting of Shareholders shall be one year.

(2) If the term of office expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.

ARTICLE 38 (BY-ELECTION OF DIRECTORS)

(1) In the event of any interim vacancy in the office of the Director, a substitute Director shall be elected at the General Meeting of Shareholders; provided, however, that the foregoing shall not apply if the number of remaining Directors satisfies the requirement of Article 35 hereof and such vacancy does not cause any difficulties in the business operation of the Company.

(2) If the number of Outside Directors does not satisfy the requirement referred to in Article 35 due to the death or resignation of Outside Directors or any other reason, the Outside Directors shall be elected to fill the vacancy at the Ordinary General Meeting of Shareholders to be held first after such cause so as for the number of Outside Directors to be such prescribed number.

(3) The term of office of the Director appointed pursuant to Paragraphs (1) and (2) shall commence from the date of taking office.


ARTICLE 39 (APPOINTMENT OF REPRESENTATIVE DIRECTOR, ET AL.)

      The Company may appoint one Representative Director-Chairman and one Representative Director-President, by a resolution of the Board of Directors.

ARTICLE 40 (DUTIES OF DIRECTORS)

(1) The Representative Director-Chairman shall represent the Company and shall oversee the business operation of the Company.

(2) The Representative Director-Presidents shall also represent the Company and shall perform the matters resolved by the Board of Directors and oversee the business of the Company as determined by the Board of Directors.

(3) Directors shall assist the Representative Director, and perform their respective duties as may be delegated to them by the Board of Directors.

ARTICLE 41 (DIRECTOR'S OBLIGATIONS)

(1) The Directors shall perform their respective duties faithfully for the benefits of the Company, in accordance with the laws and these Articles of Incorporation.

(2) If any Director finds any facts which may cause substantial losses to the Company, such Director shall promptly report to the Audit Committee thereof.

ARTICLE 42 (COMPOSITION AND CONVENING OF THE MEETING OF BOARD OF DIRECTORS)

(1) The Board of Directors shall consist of Directors, and shall resolve important matters regarding the business affairs of the Company.

(2) The Meeting of the Board of Directors shall be of two types: (i) Ordinary and (ii) Extraordinary. The Ordinary Meeting of the Board of Directors shall be held at least once per fiscal quarter and the Extraordinary Meeting of the Board of Directors may be convened whenever deemed to be necessary.

(3) The Meeting of the Board of Directors shall be convened by the Representative Director-Chairman of the Director designated by the Board of Directors (if any) by giving notice to each Director at least seven (7) days prior to the scheduled date of such Meeting. However, such period may be reduced upon occurrence of urgent events, and the said procedures may be omitted with the consent thereon of all Directors.

ARTICLE 43 (CHAIRMAN OF THE MEETING OF THE BOARD OF DIRECTORS)

The Chairman of the Meeting of the Board of Directors shall be the person entitled to convene the Meeting pursuant to Article 42.

ARTICLE 44 (METHOD OF RESOLUTION)

(1) The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors.

(2) The Board meetings may be held by means of a video conference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

(3) Any Director who has a particular interest in the matters to be resolved at the Meeting of the Board of Directors shall not be entitled to vote at such Meeting.

ARTICLE 45 (MINUTES OF THE MEETING OF BOARD OF DIRECTORS)

(1)   The proceedings of a Board meeting shall be recorded in the minutes.

(2) The agenda, proceedings, resolutions, dissenting director (if any) and his/her reasons for dissenting of a Board meeting shall be recorded in the minutes on which the names and seals of the Directors present at the meeting.

ARTICLE 46 (COMMITTEES)

(1) The Company may have the following committees within the Board of Directors.

      1.    Board Steering Committee;

      2.    Audit Committee;

      3.    Outside Director Recommendation Committee ;

      4.    Risk Management Committee; and

      5.    Compensation Committee.

(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

(3) Articles 42, 44 and 45 shall apply mutatis mutandis with respect to the committees.

ARTICLE 47 (REMUNERATION FOR DIRECTORS)

The remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

ARTICLE 48 (CONSULTANTS)

By a resolution of the Board of Directors, the Company may retain several consultants, honorary directors and advisors.

                                   CHAPTER VI
                                 AUDIT COMMITTEE

ARTICLE 49 (Constitution of Audit Committee)

(1) The Company shall have the Audit Committee, as prescribed by the Commercial Code, the SEA and other laws, in stead of the Auditor.

(2) The Audit Committee of the Company shall consist of three (3) or more Directors; provided that two-thirds (2/3) of the members of the Audit Committee shall be elected from the Outside Directors.

(3) The chairman of the Audit Committee shall be elected among the outside directors by a resolution of the Audit Committee.

ARTICLE 50 (DUTIES OF AUDIT COMMITTEE)

(1) The Audit Committee shall examine the operation and accounting of the Company.

(2) The Audit Committee may request the Board of Directors to convene the Extraordinary General Meeting of Shareholders by submitting documents stating the agenda and reasons for convening such meeting.

(3) The Audit Committee may request business reports from any subsidiary of the Company when it is necessary to perform its duties. In this case, if such subsidiary does not report to the Audit Committee immediately or the Audit Committee needs to verify the contents of the reports, it may investigate the status of business and the financial condition of the subsidiary.

(4)   The Audit Committee shall approve the appointment of the external auditor.

(5) In addition to the matters referred to in Paragraphs (1) through (4), the Audit Committee shall dispose of the matters delegated by the Board of Directors.

ARTICLE 51 (AUDIT COMMITTEE'S RECORD)

The Audit Committee shall record the substance and results of its audit in the Audit Committee's record, on which the name and seal of the Audit Committee(s) who has performed such audit shall be affixed or shall be signed by such Audit Committee.

                                   CHAPTER VII
                                   ACCOUNTING

ARTICLE 52 (FISCAL YEAR)

The fiscal year of the Company shall begin on January 1 and end on December 31 of each year.

ARTICLE 53 (PREPARATION AND MAINTENANCE OF FINANCIAL STATEMENTS AND BUSINESS
           REPORT)

(1) The Representative Director-President of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

      (a)   balance sheet;

      (b)   statements of profit and loss; and

      (c) statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The Audit Committee shall submit an audit report to the Representative Director-President no later than one (1) week before the date of the Ordinary General Meeting of Shareholders.

(3) The Representative Director-President shall keep on file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee's audit report thereon, at the head office of the Company for five (5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.

(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of
      Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.

ARTICLE 54 (APPOINTMENT OF EXTERNAL AUDITOR)

The Company shall appoint the external auditor with the approval of the Audit Committee, and shall report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment.

ARTICLE 55 (DISPOSAL OF PROFITS)

The Company shall dispose of the unappropriated retained earnings as of the end of each fiscal year as follows:

           1.    earned surplus reserves;

           2.    other statutory reserves;

           3.    dividends;

           4.    temporary reserves; and

           5.    other appropriation of earned surplus.

ARTICLE 56 (Retirement of Shares)

(1) The Company may retire the shares within the scope of profits attributable to the shareholders, by the resolution of the Board of Directors.

(2) In order to retire the shares pursuant to Paragraph (1), the Board of Directors shall adopt the following resolutions:

      1.    Types and the total number of shares to be retired;

      2.    The total amount of shares to be acquired for retirement; and

      3. Acquisition period or retirement date (the acquisition period or retirement date shall be before the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement).

(3) When the shares are retired pursuant to Paragraph (1), it shall be in accordance with the following criteria:

      1. In case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the acquisition method and criteria as prescribed in the relevant laws, such as the SEA, etc.

      2. Total price of the shares to be acquired for the purpose of retirement shall be not more than the amount as prescribed in the relevant laws, such as the SEA, etc., within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.

(4) When the shares are retired pursuant to Paragraph (1), the matters referred to in each Subparagraph of Paragraph (2) and the purpose of retirement shall be reported to the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement.

ARTICLE 57 (DIVIDENDS)

(1)   Dividends may be distributed in cash or stock.

(2) In case the dividends are to be distributed in stock and the Company has several classes of shares, the stock dividend distribution may be made in shares of different classes by a resolution of the General Meeting of Shareholders.

(3) Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company's registry of shareholders or the registered pledgees as of the last day of each fiscal year.

ARTICLE 57-2 (INTERIM DIVIDENDS)

(1) The Company may distribute interim dividends to its shareholders as of 00:00, July 1 in accordance with the relevant laws including the SEA. Such interim dividends shall be made in cash.

(2) Interim dividends provided under Paragraph (1) shall be decided by resolution of the Board of Directors, which resolution shall be made within forty-five (45) days from the date specified in Paragraph (1).

(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net asset amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned:

      1. Capital of the company for the fiscal year immediately prior to the fiscal year concerned;

      2. The aggregate amount of capital reserves and legal reserves which had been accumulated up until the fiscal year immediately prior to the fiscal year concerned;

      3. The amount which was resolved to be distributed as dividends at an ordinary general meeting of shareholders of the fiscal year immediately prior to the fiscal year concerned;

      4. Voluntary reserves which had been accumulated for specific purposes in accordance with the relevant provisions of the Articles of Incorporation or by resolution of a general meeting of shareholders until the fiscal year immediately prior to the fiscal year concerned;

      5. Eared surplus reserves to be accumulated for the fiscal year concerned as a result of the interim dividends.

(4) In the event the Company has issued new shares (including those shares issued by way of conversion of reserves into capital stock, stock dividends, request of conversion of convertible bonds or exercise of warrants) prior to the date set forth in Paragraph (1) above, but after the commencement date of the fiscal year concerned, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year for the purpose of interim dividends.

(5) When distributing interim dividends the same dividend rate as that of the common shares of the Company shall be applied to the preferred shares. However, if the Board of Directors had decided otherwise at the time of the issuance of such preferred shares, the dividend rate shall be in accordance with such decision by the Board of Directors.

ARTICLE 58 (EXPIRATION OF RIGHT TO PAYMENT OF DIVIDENDS)

(1) The right to demand payment of dividends shall extinguish by prescription if not exercised within five (5) years.

(2)   The dividends, of which the right has been extinguished under Paragraph
      (1) above, shall be kept by the Company.


ARTICLE 59 (SUPPLEMENTARY PROVISION)

Matters not specified in these Articles of Incorporation shall be determined by the resolution of the Board of Directors or the General Meeting of Shareholders, or in accordance with the Commercial Code or other laws.

                                    ADDENDUM

ARTICLE 1 (EFFECTIVE DATE)

These Articles of Incorporation shall become effective from the date of registration of incorporation.

ARTICLE 2 (INITIAL FISCAL YEAR AFTER INCORPORATION)

Notwithstanding the provisions of Article 52, the initial fiscal year of the Company after incorporation shall be from the date of incorporation to December 31, 2001.

ARTICLE 3 (INITIAL TRANSFER AGENT AFTER INCORPORATION)

Notwithstanding the provisions of Article 16, Paragraph (2), the initial transfer agent of the Company after incorporation shall be Korea Securities Depository.

ARTICLE 4 (APPOINTMENT OF INITIAL REPRESENTATIVE DIRECTOR, ET AL. AFTER INCORPORATION)

Notwithstanding the provisions of Article 39, the initial Representative Director-Chairman and the initial Representative Director-Chairman of the Company after incorporation shall be one person appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted.

ARTICLE 5 (APPOINTMENT OF INITIAL OUTSIDE DIRECTOR AFTER INCORPORATION)

Notwithstanding the provisions of Article 36, Paragraph (2), the initial Outside Director of the Company after incorporation shall be appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted, without recommendation of the Operation Committee.

ARTICLE 6 (APPOINTMENT OF INITIAL MEMBERS OF AUDIT COMMITTEE AFTER
INCORPORATION)

The initial members of Audit Committee shall be appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted.

ARTICLE 7 (REMUNERATION OF DIRECTORS IN INITIAL FISCAL YEAR AFTER INCORPORATION)

Notwithstanding the provisions of Article 47, the remuneration of Directors in initial fiscal year after incorporation shall be determined at the Board of Directors to be held first after incorporation, to the extent not exceeding 1 billion Won.

ARTICLE 8 (SHARE TRANSFERRING COMPANIES)

In order to incorporate the Company, the following share transferring companies prepare these Articles of Incorporation and affix their respective names and seals hereon on August 10, 2001.

Shinhan Bank
120, Taepyongro 2ga, Jung-gu, Seoul
Representative Director, President  In Ho Lee

Shinhan Securities Co., Ltd.
24-4, Yoido-dong, Youngdeungpo-gu, Seoul
Representative Director, President  Yang Sang Yoo

Shinhan Capital Co., Ltd.
526-3, Kojan-dong, Ansan, Kyonggido
Representative Director, President  Shin Jung Kang

Shinhan Investment Trust Management Co., Ltd.
24-4, Yoido-dong, Youngdeungpo-gu, Seoul
Representative Director, President  Bo Gil Baek

                                   ADDENDA (1)

ARTICLE 1 (EFFECTIVE DATE)

These Articles of Incorporation shall become effective as of March 20, 2002.

                                   ADDENDA (2)

ARTICLE 1 (EFFECTIVE DATE)

These Articles of Incorporation shall become effective as of March 31, 2003.

                                   ADDENDA (3)

ARTICLE 1 (EFFECTIVE DATE)

These Articles of Incorporation shall become effective as of March 25, 2004.

Appendix 10


                          ARTICLES OF INCORPORATION OF
                    GOOD MORNING SHINHAN SECURITIES CO., LTD


                                                         Enacted on May 31, 1973
                                                        Amended on July 20, 1974
                                                        Amended on July 16, 1975
                                                       Amended on March 27, 1976
                                                       Amended on April 28, 1976
                                                         Amended on May 25, 1976
                                                        Amended on June 29, 1976
                                                        Amended on July 20, 1976
                                                    Amended on November 17, 1977
                                                       Amended on March 11, 1978
                                                    Amended on February 28, 1980
                                                    Amended on February 23, 1981
                                                   Amended on September 15, 1981
                                                    Amended on February 17, 1982
                                                     Amended on October 20, 1983
                                                     Amended on October 22, 1983
                                                     Amended on November 8, 1983
                                                       Amended on April 28, 1984
                                                         Amended on May 31, 1984
                                                         Amended on June 5, 1984
                                                      Amended on October 8, 1984
                                                         Amended on May 17, 1985
                                                   Amended on September 23, 1986
                                                         Amended on May 20, 1988
                                                         Amended on May 27, 1989
                                                         Amended on May 26, 1990
                                                         Amended on May 25, 1991
                                                         Amended on May 22, 1993
                                                         Amended on May 25, 1996
                                                         Amended on May 31, 1997
                                                        Amended on April 9, 1998
                                                         Amended on May 30, 1998
                                                   Amended on September 29, 1998
                                                     Amended on February 4, 1999
                                                       Amended on April 13, 1999
                                                         Amended on May 29, 1999
                                                         Amended on May 27, 2000
                                                         Amended on May 26, 2001
                                                         Amended on May 25, 2002
                                                       Amended on August 5, 2002
                                                         Amended on May 30, 2003

Disclaimer: This copy is an English translation of the Articles of Incorporation of Good Morning Shinhan Securities Co., Ltd. written in Korean. While reasonable efforts have been made, the translation may be imprecise and inaccurate. The translator or the Company shall assume no liability and no responsibility for any errors, omissions, or ambiguities.

                         CHAPTER I. GENERAL PROVISIONS


ARTICLE 1. (NAME)

The name of the Company is GOOD MORNING SHINHAN CHEUNG KWON CHUSIGHOESA (the "Company"). And in English, GOOD MORNING SHINHAN SECURITIES CO., LTD


ARTICLE 2. (PURPOSE)

(1) The purpose of the Company is to engage in the following business activities:

     1.   To buy and sell securities;

     2.   To buy and sell securities on consignment;

     3. To act as an intermediary or an agent with respect to purchase and sale of securities;

     4. To act as an intermediary, arranger or agent with respect to entrustment of purchase and sale transactions to be executed on the securities market, KOSDAQ market or a similar market in foreign countries.

     5.   To underwrite securities;

     6.   To make a public offering of outstanding securities;

     7.   To arrange for a public offering of new or outstanding securities;

     8. To act as an intermediary or an agent with respect to transactions to be executed on the Korea ECN Securities and to buy and sell securities necessary for the relevant intermediary business;

     9.   To extend credit relating to securities transactions;

     10.  To extend credit against securities as collateral;

     11.  To engage in securities savings business;

     12.  To engage in futures business relating to stocks and stock index;

     13. To engage in over-the-counter derivatives transaction and intermediate, arrange or act as an agent with respect thereto;

     14. To engage in investment advisory business and discretionary investment business;

     15.  To appraise the value of securities or equity;

     16. To act as an intermediary, an arranger or an agent with respect to M& A;

     17. To buy and sell Certificates of Deposit (CDs) and to act as an intermediary with respect thereto;

     18.  To act as a trustee for publicly offered bonds;

     19.  To act as an agent with respect to securities transactions;

     20. To provide advice and assistance for corporate management, restructuring and financing;

     21. To lend and borrow securities and intermediate, arrange or act as an agent with respect thereto;

     22. To underwrite securities other than publicly offered securities and intermediate, arrange or act as an agent with respect thereto;

     23. To engage in purchase and sale of loans and in transactions related thereto, and intermediate or arrange or to act as an agent for transactions related thereto;

     24.  To engaged in safeguard deposit of securities;

     25.  To engage in the business of leasing real property;

     26.  To provide rental services of safety deposit boxes;

     27.  To lend proprietary securities to Institutional Investors;

     28. To distribute and sell lottery and entrance tickets on consignment basis, and engage in other similar businesses;

     29.  To provide training and education in relation to securities;

     30.  To publish, distribute and sell periodicals and books;

     31. To lease or sell Electronic Data Processing System (E.D.P.S.) and software with respect to securities business;

     32. To provide service as an asset manager and as a Special Purpose Company for Asset-Backed Security as provided in Asset-Backed Securitization Act;

     33. To buy and sell the futures and options on consignment basis and to act as an intermediary or an agent with respect to purchase and sale of futures and options and to act as an intermediary, arranger or agent with respect to the consignment of purchase and sale futures and options;

     34. To provide guarantee for the payment of principal and interest in connection with corporate bonds;

     35.  To engage in the securities business overseas;

     36.  To discount and buy and sell Commercial Paper (CP);

     37. To act as an intermediary with respect to purchase and sale of Commercial Paper (CP);

     38.  To sell Investment Trust beneficiary certificate on consignment basis;

     39.  To sell Mutual Fund on consignment basis;

     40. To provide comprehensive asset management services (wrap account business);

     41. To act an agent or a broker with respect to the sale of the insurance products; and

     42. To engage in any and all businesses incidental to any of the foregoing purposes.

(2) The Company may engage in the following business, subject to license or authorization from the relevant administrative authorities

     1.   To issue promissory notes and other instruments of indebtedness;

     2.   To underwrite and provide guarantee for a promissory note;

     3. To provide services in connection with promissory notes and bond management accounts;

     4.   To provide services in connection with trust-type securities savings;

     5. To provide services in connection with beneficiary certificates savings and securities investment trust business;

     6. To provide services in connection with international investment trust business;

     7. To buy and sell derivative products on proprietary and consignment basis and to act as an intermediary or an agent with respect to purchase and sale of derivative products and to act as an intermediary, arranger or agent with respect to the consignment of purchase and sales transaction to be executed on the derivative products;

     8.   To act as a intermediary in call money transactions;

     9.   To engage in factoring businesses;

     10.  To engage in leasing businesses;

     11.  To engage in foreign exchange businesses;

     12. To act as an intermediary for foreign investments and overseas investments;

     13.  To engage in real estate investment trust and Reits business;

     14.  To engage in venture investment and any business with respect thereto;

     15.  To sell information relating to securities investment opportunities;

     16.  To provide services in connection with computer technology;

     17. To provide services in connection with research and assessment of corporate credit standing and any business with respect thereto;

     18. To act as an intermediary for exchange of information and communication facility provided by other companies;

     19. To be engaged in alliance business with credit card company, insurance company, bank and other financial company;

     20. To be engaged in trade of commodity, product via electronic commerce and settlement thereof;

     21. To engage in corporate public relations and advertising business via Internet;

     22. To engage in any and all businesses which are incidental to any of the foregoing purposes;

(3) The Company may engage in business other than set forth in Paragraphs 1 and 2 above; provided that such business is not prohibited by applicable laws or regulations, subject to license or authorization from the relevant administrative authorities.


ARTICLE 3. (LOCATION OF THE HEAD OFFICE AND BRANCH)

(1) The head office of the Company shall be located at 23-2, Youido-Dong, Youngdeungpo-Gu, Seoul, Korea (the "Head Office").

(2) The Company, if necessary, may establish domestic and foreign branches, offices, branch office and overseas subsidiaries by the resolutions of the Board of Directors (the "BOD") or of the committee designated by BOD.


ARTICLE 4. (METHOD OF PUBLIC NOTICE)

Public notices by the Company shall be given by publication in "The Korea Economic Daily" a daily newspaper published in Seoul, Korea. In case The Korean Economic Daily is not available due to some unavoidable circumstances, public notices shall be given in "The Maeil Economy Newspaper" a daily newspaper published in Seoul, Korea.


                               CHAPTER II. SHARES


ARTICLE 5. (TOTAL NUMBER OF SHARES TO BE ISSUED)

The total number of shares to be issued by the Company shall be Six Hundred Million (600,000,000).


ARTICLE 6. (PAR VALUE)

The par value of the share issued by the Company shall be Five Thousand (5,000) Won.


ARTICLE 7. (TOTAL NUMBER OF SHARES TO BE ISSUED AT THE TIME OF INCORPORATION)

The total number of shares to be issued by the Company at the time of incorporation shall be Five Hundred Thousand (500,000).


ARTICLE 8. (CLASSES OF SHARES)

The shares to be issued by the Company shall be Common Shares in registered form and Preferred Shares in registered form.

ARTICLE 8-2. (NUMBER AND CHARACTERISTICS OF PREFERRED SHARES)

(1) Preferred Shares to be issued by the Company shall be non-voting and the total number of Preferred Shares shall be One Hundred Fifty Million (150,000,000).

(2) The non-voting Preferred Shares issued on or before May 31, 1998 shall be entitled to dividends at the rate that is one percent (1%) p.a., based on the par value of such shares, higher than the dividend rate of Common Share; provided, however, that the foregoing shall not apply in the event where no dividend is declared for Common Shares or the dividend is paid in shares.

(3) The non-voting Preferred Shares issued on or after June 1, 1998 shall be entitled to the dividend amount as determined by the BOD at the time of issuance; provided that the dividend amount shall not be less than three percent (3%) of the par value of the share per annum. In case the dividend ratio of the Common Shares exceeds that of the Preferred Shares as prescribed in this paragraph, Preferred Shares shall participate in the distribution of such excess dividend amount at the same rate as the Common Shares. If Preferred Shares are not paid the dividend amount as defined in this paragraph for a fiscal year, such unpaid dividend amount shall be paid cumulatively on the Preferred Shares prior to the dividends on the Common Shares at time of payment of dividends in the next fiscal year.

(4) If there is a resolution not to pay any prescribed dividends on the Preferred Shares, the non-voting Preferred Shares shall have voting rights from General Meeting of Shareholders following General Meeting of Shareholders which adopted such resolution until the close of any General Meeting of Shareholders at which a resolution is adopted to distribute preferential dividends on the Preferred Shares.

(5) In case the Company issues new shares by rights issue or bonus issue, unless otherwise determined by a resolution of BOD, new Common Shares will be issued to the existing Common Shares and new Preferred Shares with the same terms and conditions as the existing Preferred Shares will be issued to the existing Preferred Shares. Provided, however, that the Company may issue new Preferred Shares as defined in Paragraph 3 above for the Preferred Shares issued on or before May 31, 1998 by the resolution of BOD.

(6) In case of liquidation of the Company, the Preferred Shares referred in Paragraph 3 shall receive, in preference over the Common Shares, an amount up to the cumulative dividend amount and any residual assets shall be distributed to both to Preferred Shares and Common Shares in proportion to the number of shares.

(7)  The Company may issue Preferred Shares which are convertible into Common

     Shares ("Convertible Preferred Shares") or redeemable with profit ("Redeemable Preferred Shares") or both convertible and redeemable ("Convertible Redeemable Preferred Shares") pursuant to Articles 8-3 and 8-4.


ARTICLE 8-3 (NUMBER AND CHARACTERISTICS OF CONVERTIBLE PREFERRED SHARES)

(1) The total number of Convertible Preferred Shares to be issued by the Company shall be Fifty Million (50,000,000).

(2) A Convertible Preferred Share will be converted into a Common Share upon the request of the holder of the Convertible Preferred Share. The conversion period of Convertible Preferred Share shall be decided by the resolution of the BOD at the time of issuance to be within ten (10) years from the date of issuance.

(3) Events such as stock split or consolidation of Common Shares which trigger adjustment of conversion ratio shall be determined by the BOD prior to the issuance thereof, and other terms and conditions of conversion shall be determined by the resolution of BOD.

(4) Article 10-2 shall be applied mutatis mutandis in connection with the payment of dividends on the Common Shares issued pursuant to conversion.


ARTICLE 8-4 (NUMBER AND CHARACTERISTICS OF REDEEMABLE PREFERRED SHARES)

(1) The total number of Redeemable Preferred Shares to be issued by the Company shall be Fifty Million (50,000,000).

(2) The redemption period of Redeemable Preferred Shares shall be determined by the resolution of the BOD at the time of issuance to be one (1) year or more. Redeemable Preferred Shares shall be redeemed at the end of the redemption period, only if the Company has profit, at the redemption price which shall be determined by the BOD at the time of issuance and which shall be higher than the issue price.

(3) In the case the Redeemable Preferred Shares are not redeemed in full at the end of the redemption period due to the lack of profit, Redeemable Preferred Shares shall be redeemed on a pro rata basis according to the number of such shares held by each shareholder. The redemption period of Redeemable Preferred Shares which are not redeemed shall be extended until the Redeemable Preferred Shares are fully redeemed.

(4) Other terms and conditions of redemption of Redeemable Preferred Shares shall be determined by the BOD resolution at the time of issuance.


ARTICLE 9. (TYPES OF SHARE CERTIFICATES)

Share certificates of the Company shall be issued in eight (8) denominations; denomination of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) share(s).


ARTICLE 10. (PREEMPTIVE RIGHT FOR NEW SHARES)

(1) The Company's shareholders shall have the preemptive right to subscribe for new shares in proportion to their respective shareholding ratios, unless otherwise provided in the Articles of Incorporation. However, if any shareholder abandons or forfeits his preemptive rights or if fractional shares result from the allocation of new shares, BOD shall determine the disposal of such shares.

(2) Notwithstanding the provision of Paragraph 1, the Company may allocate new shares to persons other than existing shareholders in the following cases:

     1. If the Company issues new shares by public offering or cause underwriters to underwrite new shares in accordance with the provisions of the Securities and Exchange Act ("SEA");

     2. If the Company issues new shares by general public offering pursuant to SEA and Article 10-4 of the Articles of Incorporation;

     3. If the Company allocates new shares preferentially to members of the Employee Stock Ownership Association in accordance with SEA;

     4. If the Company issues new shares by the exercise of stock options in accordance with SEA and Article 10-3 of the Articles of Incorporation;

     5. If the Company issues new shares for the issuance of depositary receipts (DR) in accordance with SEA;

     6. If the Company issues new shares to a foreign investor as defined in the Foreign Investment Promotion Act in accordance with Article 10-4 of the Articles of Incorporation;

     7. If the Company issues new shares to a third party who has provided a funds, credit lines, advance financial technique and know-how to the Company, who is in close business alliance with the Company or who contributes to the management of the Company in accordance with the
          Article 10-4 of the Articles of Incorporation.


ARTICLE 10-2. (COMMENCEMENT DATE FOR DIVIDENDS ON NEW SHARES)

If the Company issues new shares by capital increase with consideration or without consideration, exercise of stock option or stock dividend, with respect to the dividends on the new shares, the new shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year during which such new shares were issued.


ARTICLE 10-3. (STOCK OPTIONS)

(1) The Company may grant stock options to its officers and employees (including officers and employees of the related companies as defined in the relevant laws and regulations, hereinafter the same shall apply) by a special resolution of the General Meetings of Shareholders not exceeding fifteen percent (15%) of the total number of issued and outstanding shares. Provided, however, the Company may grant stock options by the BOD Resolution pursuant to the relevant laws and regulations.

(2) The Company may grant stock options with the condition that the grantees can exercise the options only after satisfying certain management or performance targets, and in case the conditions are not fulfilled, the Company may defer or cancel such options.

(3) If the stock options are granted by the BOD resolution pursuant to Paragraph 1 above, the Company shall report such grant to the next General Meeting of Shareholders.

(4) The person eligible for receiving the stock options are such officers and employees who contributed, or are capable of contributing, to the establishment, management, overseas sales and technical improvement of the Company; provided, however, that those who fall under any of the following shall be excluded:

     1.   The largest shareholder (as defined in Sub-paragraph 2, Paragraph 4 of
          Article 54-5 of SEA, hereinafter the same shall apply) of the Company and any specially related persons (as defined in Paragraph 2 of Article 10-3 of Enforcement Decree of SEA, hereinafter the same shall apply); provided however that any person who becomes a specially related person by becoming an officer (including non-standing officers of the related company) of the Company is excluded.

     2. Major shareholders (as defined in Article 188 of SEA, hereinafter the same shall apply) and any specially related persons; any person who becomes a specially related person by becoming an officer (including non-standing officers of the related company) of the Company is excluded.

     3. Any person who becomes a major shareholder of the Company by exercising his/her stock options.

(5) The shares (in the case where the Company pays, in either cash or treasury shares, the difference between the exercise price of stock options and the market price, the shares price of which shall be the basis for such calculation) to be issued upon the exercise of stock options shall be Common Shares in registered form or Preferred Shares in registered form.

(6) The number of officers and employees of the Company who may be granted stock options shall not exceed ninety percent (90%) of the total number of officers and employees in office and stock options granted to one single officer or employee shall not exceed ten percent (10%) of the total number of issued and outstanding shares.

(7) The exercise price of stock option shall be determined pursuant to SEA and other relevant laws and regulations.

(8) The exercise period shall be determined by the General Meeting of Shareholders or BOD to be within seven (7) years from the date on which two
     (2) years have elapsed from the date of the General Meeting of Shareholders or BOD at which the resolution granting the stock option was adopted unless provided otherwise in relevant laws and regulations.

(9) Anyone to whom the stock option is granted may exercise his/her stock options only after having served the Company for two (2) years or more from the date of resolution referred in the Paragraph 1 above. Provided, however, that in the case of any grantee's death, mandatory retirement or retirement for causes not attributable to such grantee within two (2) years from the date of the resolution referred in Paragraph 1, such grantee may exercise the stock option within the exercise period.

(10) The grant of stock options may be cancelled in part or in whole by a resolution of the BOD in any of the following cases:

     4. The grantee of the stock option retires or resigns voluntarily after the grant of the stock option;

     5. The grantee of the stock option incurs substantial damages to the Company due to his/her willful misconduct or negligence;

     6. The Company cannot act upon the exercise of a stock option due to due to such reasons as bankruptcy or dissolution of the Company;

     7. Any event of cancellation specified in the Stock Option Agreement occurs.


ARTICLE 10-4. (GENERAL PUBLIC OFFERING AND OTHERS)

(1) The Company may issue new shares by general public offering up to fifty percent (50%) of the total number of issued and outstanding shares by a resolution of the BOD and in accordance with the Article 189-3 of the SEA

(2) The Company may issue new shares to foreign investors, as defined in the Foreign

     Investment Promotion Act, up to thirty percent (30%) of the total number of issued and outstanding shares by a resolution of the BOD.

(3) The Company may, with a resolution of the BOD, issue new shares up to thirty percent (30%) of the total number of issued and outstanding shares to a third party who has provided funds, credit lines, advance financial technique and know-how to the Company, who is in close alliance with the Company or who contributes to management of the Company.

(4) If the Company issues new shares in such manners as specified in Paragraphs 1, 2 and 3 above, the class, number, and issue price of shares to be newly issued shall be determined by a resolution of the BOD. Provided, however, that the issue price of such new shares shall be greater than the issue price calculated in a manner prescribed in Article 84-5 of the Enforcement Decree of SEA, except where the Company issues new shares at the price below par value.


ARTICLE 11. (TRANSFER AGENT)

(1)  The Company shall retain a transfer agent for shares ("Transfer Agent").

(2) The Transfer Agent, its place of business and the scope of its agency business shall be determined by a resolution of the BOD of the Company and shall be publicly notified.

(3) The Company shall keep the shareholders registry or a duplicate thereof, at the place of business of Transfer Agent and the Company shall authorize the Transfer Agent to perform share-related services such as making entries in the shareholders registry, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuing share certificates, receipt of relevant reports.

(4) Those activities by the transfer agent described in Paragraph 3 shall be regulated in accordance with the Regulations on Securities Agency Business of the Transfer Agent.


ARTICLE 12. (REPORT OF ADDRESS, NAME AND SEAL OR SIGNATURES OF SHAREHOLDERS AND OTHERS)

(1) Shareholders and registered pledgees shall report their names, addresses and seals or signatures to the Transfer Agent referred to in Article 11.

(2) Shareholders and registered pledgees who reside in a foreign country shall report an agent and the addresses in Korea to which notices may be given.

ARTICLE 13. (CLOSING OF SHAREHOLDERS REGISTRY AND RECORD DATE)

(1) The Company shall suspend altering the entry in the shareholders registry such as making entries into the shareholders registry, registration or cancellation of pledges and declaration or cancellation of trust assets for a period of one (1) month from the date immediately following the last day of each fiscal year.

(2) The Company shall allow shareholders who are registered in the shareholders registry on the last day of each fiscal year to exercise their rights.

(3) For purposes of convening an Extraordinary General Meeting of Shareholders or as otherwise becomes necessary, the Company may suspend any entry of alterations into the shareholders registry for a specific period not exceeding three (3) months or set a record date by a resolution of the BOD which shall be publicly notified two (2) weeks in advance. If the BOD deems it necessary, the Company may suspend any entry into the shareholders registry and set the record date at the same time.


                               CHAPTER III. BONDS


ARTICLE 14. (ISSUANCE OF CONVERTIBLE BONDS)

(1) The Company may issue convertible bonds to persons other than shareholders provided that the total face value of such bonds does not exceed one trillion (1,000,000,000,000) Won.

(2) The BOD may issue convertible bonds referred to in Paragraph 1 with partial conversion rights under which the right of the bondholders to demand conversion may be limited to a certain percentage of the total amount of convertible bonds.

(3) The class of shares to be issued upon conversion shall be one of the classes of shares described in Article 8; the conversion price and other related terms and conditions of conversion right shall be determined by the BOD at the time of issuance of the convertible bonds subject to relevant laws and regulations.

(4) The period during which conversion right may be exercised shall begin from the date following the date of the issuance of the relevant convertible bonds and end on the date immediately prior to the maturity date of the bonds; provided, however, that the BOD may, by its resolution, shorten the conversion period within the above period.

(5) With respect to the interest on convertible bonds and the dividends on shares to be issued upon conversion, the provision of Article 10-2 shall apply mutatis mutandis.

ARTICLE 15. (ISSUANCE OF BONDS WITH WARRANTS)

(1) The Company may issue bonds with warrants to persons other than shareholders provided that the total face value does not exceed one trillion (1,000,000,000,000) Won.

(2) The amount to which warrants may be exercised shall be determined by the resolution of BOD in an amount not exceeding the total face value of the bonds.

(3) The class of shares to be issued upon the exercise of warrants shall be one of the classes of shares described in Article 8. The exercise price and other terms and conditions of warrants shall be decided by the BOD at the time of issuance of bonds subject to the relevant laws and regulations.

(4) The period during which warrants may be exercised shall begin from the date following the date of the issuance of relevant bonds and end on the date immediately prior to the maturity date. Provided, however, that the BOD by its resolution may shorten the warrant exercise period within the above period.

(5) With respect to the distribution of dividends on shares to be issued upon exercise of warrants, the provision of Article 10-2 shall apply mutatis mutandis.


ARTICLE 16. (PROVISIONS APPLICABLE TO ISSUANCE OF BONDS)

The provisions of Articles 11 and 12 shall apply mutatis mutandis to the issuance of bonds.


                  CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS


ARTICLE 17. (CONVENING OF MEETING)

(1) General Meetings of Shareholders of the Company shall be Ordinary General Meeting of Shareholders and Extraordinary General Meetings of Shareholders.

(2)  Ordinary General Meetings of Shareholders shall be convened within three
     (3) months after the end of each fiscal year and Extraordinary General Meetings of Shareholders shall be convened when necessary.


ARTICLE 18. (PERSONS AUTHORIZED TO CONVENE MEETING)

(1) Unless otherwise provided in laws and regulations, the Representative Director/President shall convene General Meeting of Shareholders in accordance with a resolution of the BOD.

(2) In the absence of the Representative Director/President, the decision of the BOD shall be adhered to.


ARTICLE 19. (NOTICE AND PUBLIC NOTICE OF CONVENING A MEETING)

(1) In convening a General Meeting of Shareholders, a written or electronic notice thereof, which sets forth the time, place and purpose of the meeting, shall be sent to each shareholder at least two (2) weeks prior to the date of such meeting.

(2) The written or electronic notice to shareholders holding not more than one percent (1%) of the total number of issued and outstanding shares with voting rights may be replaced by two or more public notices made in "The Korea Economic Daily" and "The Maeil Economic Newspaper", published in Korea at least two (2) weeks prior to the date of meeting.


ARTICLE 20. (PLACE OF MEETING)

General Meetings of Shareholders shall be held at the Head Office of the Company or, if necessary, another place nearby.


ARTICLE 21. (CHAIRMAN)

(1) The Representative Director/President shall be the chairman of General Meetings of Shareholders.

(2) In the absence of the Representative Director/President, the decision of the BOD shall be adhered to.


ARTICLE 22. (MAINTENANCE OF ORDER BY THE CHAIRMAN)

The chairman of a General Meeting of Shareholders may order any person who conduct or speak with the intent to hinder the proceedings of the meeting or to disturb the order thereof, to cease and desist from such conduct or speech or to leave the place of the meeting, and such person shall comply with his/her order.


ARTICLE 22-2. (ADJOURNMENT)

(1) Except as otherwise provided in relevant laws and regulations, a General Meeting of Shareholders may be postponed or adjourned by the resolution of General Meeting of Shareholders for maximum of fourteen (14) days.

(2) The agenda at the postponed or adjourned General Meeting of Shareholders shall be the agenda of the original General Meeting of Shareholders.

(3) With regard to postponed or adjourned meeting held within fourteen (14) days from the date of the original General Meeting of Shareholders, Article 13 and Article 19 shall not apply.


ARTICLE 23. (VOTING RIGHT)

Every shareholder shall have one vote for each share he/she owns.


ARTICLE 24. (LIMITATION TO VOTING RIGHTS OF CROSS-HELD SHARES)

In case Company, its parent company and its subsidiary company together or its subsidiary company alone holds more than 10% of the total issued and outstanding shares in another company, the shares of the Company held by such another company shall not be entitled to vote.


ARTICLE 25. (DISPARATE EXERCISE OF VOTING RIGHTS)

(1) If a shareholder holding two or more voting rights wishes to exercise voting rights disparately, he/she shall give at least three (3) days' prior written notice to the Company of such intention and the reason therefor.

(2) The Company may disallow the shareholder's disparate exercise of voting rights except in the cases where such shareholder holds shares as a trustee or otherwise holds shares for or on behalf of other persons.


ARTICLE 26. (VOTING BY PROXY)

(1)  A shareholder may exercise his/her vote by proxy.

(2) In case of Paragraph 1 above, the proxy shall present documents evidencing his/her power of representation (a power of attorney) before commencement of the General Meeting of Shareholders.


ARTICLE 27. (METHOD OF RESOLUTION)

Except as otherwise provided in laws and regulations, all resolutions of General Meetings of Shareholders shall be adopted by the affirmative votes of the majority of share present at the meeting; provided, that, such votes shall represent at least one fourth (1/4) of total number of issued and outstanding shares of the Company.


ARTICLE 27-2. (VOTE BY BALLOTS)

(1) Except as otherwise provided in laws and regulations, no vote by ballots shall be taken unless the Chairman of the General Meeting of Shareholders shall determine that it shall be by ballots or the majority of the shareholders present in person or represented by proxy with voting rights shall so demand.

(2) In a vote by ballots, each ballot shall bear the name of the shareholders and the number of shares held by such shareholders and in case of proxy, name of proxy and the number of shares represented by such proxy.


ARTICLE 27-3. (EXERCISE OF VOTING IN WRITING)

(1) In case the BOD, at which it is resolved to convene General Meeting of Shareholders, decides to allow the voting by writing, a shareholder may exercise his/her voting right in writing without being present at the General Meeting of Shareholders.

(2) In case of Paragraph 1 above, the Company shall attach to the convening notice of the General Meeting of Shareholders the reference document and the document necessary for the exercise of voting right.

(3) The shareholders who desire to vote in writing shall submit such written document provided by the Company pursuant to Paragraph 2 above with full description of the relevant matters one (1) day prior to the date of General Meeting of Shareholders.


ARTICLE 28. (MINUTES OF GENERAL MEETING OF SHAREHOLDERS)

The substance of the course and proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes which shall bear the names and seals or signature of the chairman and the Directors present at the meeting and shall be kept at the Head Office and branches of the Company.


              CHAPTER V. DIRECTORS, BOARD OF DIRECTORS AND AUDITORS


ARTICLE 29. (NUMBER OF DIRECTORS)

The Company shall have at least three (3) and no more than twelve (12) Directors and it shall have Outside Directors in accordance with the relevant laws and regulations.


ARTICLE 30. (ELECTION OF DIRECTORS)

(1) Directors shall be elected at General Meeting of Shareholders. Provided, however, that the Outside Directors shall be elected from the candidates nominated by the Outside Director Nominating Committee.

(2) A resolution for the election of Directors shall be adopted by the affirmative votes of the majority of shares present and representing at least one fourth (1/4) of the total number of issued and outstanding shares with voting rights.

(3) The cumulative voting system as recognized under Article 382-2 of the Korean Commercial Code shall not apply to electing two (2) or more Directors of the Company.


ARTICLE 31. (TERM OF DIRECTORS)

(1) The term of Directors shall be decided by General Meeting of Shareholders; provided, however, that the term shall not exceed three (3) years. Director may be reappointed to the office. However, the term of an Outside Director who is elected specifically as an outside specialist at the General Meeting of Shareholders shall be one (1) year.

(2) If the term of Directors expires after the end of a fiscal year but prior to the General Meeting of Shareholders to be convened with respect to such fiscal year, the term of Director shall be extended until the end of such General Meeting of Shareholders.


ARTICLE 32. (FILLING OF VACANCY OF DIRECTOR)

(1) In the case of any vacancy in the office of Directors, General Meeting of Shareholders may not elect Director to fill such vacancy if the minimum number of directors required by relevant laws and regulations and Article 29 is met.

(2) If the number of Outside Directors required by Article 29 is not met due to resignation, death or other reasons, the Company shall appoint Outside Director to meet the number of Outside Director as required at the first General Meeting of Shareholders convened after the such vacancies.


ARTICLE 33. (REPRESENTATIVE DIRECTOR)

(1) The Company may elect one or more Representative Director among the Directors by resolution of the BOD.

(2) The Representative Director(s) shall represent the Company and manage all affairs of the Company.

(3) In case the Representative Director(s) is(are) unable to perform his(their) duty as Representative Director, the decision of the BOD shall be adhered to in regard to carrying out the duties of the Representative Director.


ARTICLE 34. (NON-DIRECTOR MANAGEMENT)

(1) The Company may appoint non-director management to aid and assist the Representative Director/President.

(2) The Representative Director/President shall appoint the non-director management personnel with the consent from BOD. BOD shall separately decide on the regulations regarding the operation of management personnel.


ARTICLE 35. (DIRECTOR'S OBLIGATION TO REPORT)

If any Director becomes aware of any facts, which may cause substantial losses to the Company, such Director shall immediately report them to the Audit Committee.


ARTICLE 36. (COMPOSITION AND CONVENING OF BOARD OF DIRECTORS)

(1) The BOD shall consist of Directors and shall have the right and responsibility to resolve all-important matters relating to the Company and its operations.

(2) The Chairman of the BOD or any Representative Director or any Director who has been authorized by the BOD shall convene the meeting of the BOD.

(3) The BOD of the Company shall be classified into a regular meeting of BOD and a special meeting of BOD. A regular meeting of BOD shall be held quarterly and the Representative Director/President shall report management performance to the BOD and a special meeting of BOD shall be called whenever necessary.

(4) A meeting of BOD shall be convened by providing a written notice stating the purpose of the meeting seven (7) days prior to the date of the meeting to each Director; provide, however, that such notice period may be shortened if there is any urgent reason and the notice may be omitted with the consent of all Directors.


ARTICLE 37. (CHAIRMAN OF BOARD OF DIRECTORS)

(1)  The BOD shall elect chairman of the BOD.

(2) In case the chairman of BOD is absent or is unable to perform his/her duty as the Chairman of Board, Director who shall be appointed by the BOD shall perform the duty of Chairman.


ARTICLE 38. (RESOLUTIONS OF THE BOARD OF DIRECTORS)

(1) Resolutions of the BOD shall be adopted by the affirmative vote of a majority of the Directors present at the meeting at which majority of the Directors of the Company are present unless otherwise provided by laws and regulations.

(2) The BOD may permit any or all of Directors to participate in the meeting of the BOD, through a means of instantaneous communication device (video and audio simultaneously), without the Directors' being physically present at said meeting. In such event, any of the Directors who have chosen to participate in the meeting in the aforementioned manner is deemed to be present at the meeting of the BOD in person.

(3) A Director who has a special interest in the resolution of meeting of BOD may not exercise his/her vote upon such matter.


ARTICLE 39. (MINUTES OF MEETING OF THE BOD)

The agenda, progress, result of meeting of BOD as well as dissenting opinions and reasons thereof shall be recorded in the minutes on which the names and seals of Chairman of Board and all Directors present shall be affixed or which shall be signed by such persons, and shall be kept at the Head Office of the Company.


ARTICLE 40. (COMPENSATION AND SEVERANCE PAY FOR DIRECTORS)

The amount of compensation for the Directors shall be determined by a resolution of the General Meeting of Shareholders.


ARTICLE 41. (COMMITTEES UNDER THE BOARD OF DIRECTORS)

(1) The Company may, by BOD resolution, organize committees such as, but not limited to, Executive Committee, Audit Committee, Nominating Committee, Compensation Committee, Risk Management Committee.

(2) BOD shall determine the composition, authority, operation and details with respect to each committee unless otherwise provided in relevant laws and regulations. Provided, however, the Nominating Committee referred in Paragraph 1 above shall meet the legal requirements for Outside Director Nominating Committee as provided in relevant laws and regulations and shall be authorized to nominate the candidates for Outside Director who shall be elected at the General Meeting of Shareholders.

(3) With respect to committee, the provisions of Article 36, 38, and 39 shall apply mutatis mutandis.


                          CHAPTER VI. AUDIT COMMITTEE


ARTICLE 42. (COMPOSITION OF AUDIT COMMITTEE)

(1) The Company shall organize Audit Committee as provided in the Commercial Code, Securities & Exchange Act and other relevant laws and regulations as substitute for a statutory auditor.

(2) The Audit Committee shall be composed of more than three (3) Directors; provided that the two thirds (2/3) or more of the Audit Committee members shall be Outside Directors.

(3) The Audit Committee shall, by its resolution, appoint a person to represent the Audit Committee among the members of the Audit Committee who is Outside Directors.


ARTICLE 43. (DUTY OF AUDIT COMMITTEE)

(1) The Audit Committee shall audit the accounting and operation of the Company.

(2) The Audit Committee may request BOD to convene an Extraordinary General Meeting of Shareholders by submitting the documents stating the purposes of and reasons for convening Extraordinary General Meeting of Shareholders.

(3) If the Audit Committee deems it necessary in performing its duty, the Audit Committee may request a subsidiary of the Company to provide its financial and operational report. The Audit Committee may investigate the business and financial status of the subsidiary of the Company, if the subsidiary does not submit the above requested reports or if the Audit Committee deems it necessary to verify the truth of the reports submitted by the subsidiary of the Company.

(4)  External Auditor shall be appointed with an approval from the Audit
     Committee.

(5) The Audit Committee shall perform duties delegated by the BOD as well as those specified in Paragraphs 1 ~ 4 above.


ARTICLE 44. (MINUTES OF AUDIT)

The Audit Committee shall keep records of audit together with the substance and results thereof in the audit book which shall bear names and the seal impression or signature of the members of Auditor Committee who conducted the audit.


                            CHAPTER VII. ACCOUNTING


ARTICLE 45. (FISCAL YEAR)

The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of next year.


ARTICLE 46. (PREPARATION AND MAINTENANCE OF FINANCIAL STATEMENTS AND BUSINESS REPORT)

(1) The Representative Director/President of the Company shall prepare the following documents, supplementary documents thereto and the business report six (6) weeks prior to the date of Ordinary General Meeting of Shareholders, and submit such documents to Ordinary General Meeting of Shareholders after obtaining audit from the Audit Committee;

     1.   Balance sheet;

     2.   Profit and loss statement; and

     3. Statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The Audit Committee shall submit the auditors' report to the Representative Director/President one (1) week prior to the date set for the ordinary General Meeting of Shareholders.

(3) The Representative Director/President shall keep the documents described in Paragraph 1 above and supplementary documents thereof together with the business report and the auditors' report at the Head Office of the Company for five (5) years starting from one (1) week before the date of the Ordinary General Meeting of Shareholders and certified copies of all of such documents at the branches of the Company for three (3) years starting from one (1) week before the date of the Ordinary General Meeting of Shareholders.

(4) Upon obtaining an approval from the General Meeting of Shareholders with respect to the documents referred to in Paragraph 1 above, the Representative Director/President shall give public notice of the balance sheet and the opinion of External auditors without delay.


ARTICLE 46-2. (APPOINTMENT OF EXTERNAL AUDITOR)

The Company shall appoint an External Auditor with an approval from the Audit Committee pursuant to the Act on External Audit of Companies and shall report to the first General Meeting of Shareholders convened after such appointment.


ARTICLE 47. (DISPOSITION OF EARNINGS)

The Company shall dispose of retained earnings (including carried-over earned surplus) of each fiscal year as follows:

1.   Profit reserve;

2.   Other statutory reserves;

3.   Dividends;

4.   Discretionary reserve;

5.   Other appropriation of retained earnings; and

6.   Retained earnings to be carried forward.

ARTICLE 47-2. (RETIREMENT OF SHARES)

(1) The Company may retire its shares by the BOD resolution out of profits to be distributed to shareholders.

(2) In case the Company intends to retire shares pursuant to Paragraph 1, the BOD shall resolve upon the following matters:

     1.   The class and total number of shares to be retired.

     2.   Aggregate amount of shares to be acquired for retirement

     3. The period during which to acquire shares. In such case, the Company shall complete the acquisition of the shares before the first General Meeting of Shareholders convened after BOD resolution thereof.

(3) When acquiring treasury shares for the purpose of retiring its shares pursuant to Paragraph 1 above, the Company shall follow the principles prescribed by the relevant laws and regulations.

(4) When retiring treasury shares in accordance with Paragraph 1 above, the Company shall report matters prescribed in Paragraph 2 and the fact that the shares are retired at the first General Meeting of Shareholders convened after BOD resolution.


ARTICLE 48. (DIVIDENDS)

(1)  Dividends may be paid in either cash or shares.

(2) Dividends referred to in Paragraph 1 above shall be paid to the shareholders or pledgees registered in the shareholders registry of the Company as of the end of each fiscal year.

(3) In the case dividends are distributed in shares and if the Company has issued several classes of shares, such dividend may be distributed in shares which is different in class from those of the issued shares pursuant to a resolution of the General Meeting of Shareholders.


ARTICLE 48-2. (INTERIM DIVIDENDS)

(1) The Company may pay Interim dividends to the shareholders registered as of October 1, 12 a.m. pursuant to the Article 192-3 of Securities & Exchange Act. In this case, dividends shall be paid in cash.

(2) The Interim dividends referred to in Paragraph 1 shall be determined by the BOD and the resolution thereof shall be made not more than forty-five (45) days from the given date referred to in Paragraph 1.

(3) The Interim Dividends shall be the amount not exceeding the amount calculated by deducting following amounts from net asset in the balance sheet for the immediately preceding fiscal year:

     1. The amount of capital as of the end of the immediately preceding fiscal year;

     2. The total amount of capital surplus reserve and earned surplus reserve accumulated until the end of the immediately preceding fiscal year;

     3. The amount determined to be paid as dividend at the Ordinary General Meeting of Shareholders for the immediately preceding fiscal year;

     4. The total amount of discretionary reserve reserved for the specific purpose pursuant to the provisions of Articles of Incorporation or the General Meeting of Shareholders until the immediately preceding fiscal year; and

     5. Earned surplus reserve required to be reserved as a result of interim dividends in the fiscal year.

(4) If the Company issues new shares during the period which begins from the first date of each fiscal year and ends on the given date referred to in Paragraph 1 (including by capitalization of reserve, stock dividend, exercise of conversion rights, exercise of warrants and other cases), with regard to interim dividends the new shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year.


ARTICLE 49. (PRESCRIPTION OF THE RIGHT FOR PAYMENT OF DIVIDENDS)

(1) The right to dividends shall be extinguished by prescription if the right is not exercised for five (5) years.

(2) After the expiration of the prescription period set forth in Paragraph 1, unclaimed dividends shall revert to the Company.

                                    ADDENDUM

1. Items not stipulated in the AOI shall be subject to the resolution of the BOD or of the General Meeting of Shareholders and the relevant laws and regulations.

2. (Effective date of Enforcement) These Articles of Incorporation shall be effective as of May 23, 1993.


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 25, 1996. Provided, however, that the amendments in Articles 10-2, 12, 14, 15, 27, 28, 30, 31, 34-2, 35, 36, and 39 shall be effective as of October 1, 1996.

2. (Application of the Articles concerning issuance of CB and BW) The amendments in Article 14 and 15 shall be applied for those which shall be issued after the effective date of this Articles of Incorporation.


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 31, 1997


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of April 9, 1998


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 30, 1998


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of September 29, 1998


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of February 4, 1999

                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 10,1999


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 29, 1999. Provided, however, that the amendment to
     Article 30-3 shall be effective as of June 29, 1999


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 27, 2000

2. (Interim Measures) The employees, officers and directors who have been granted option in accordance with the previous Articles of Incorporation are deemed to have granted in accordance with amended Articles of Incorporation. In such case, the latter part of Paragraph 6 of Article 10-3 shall not be applicable.


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 26, 2001


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 25, 2002. Provided, however, that the amendment of item 28, Paragraph 1 of Article 2 shall be effective as of July 1, 2002.


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall become effective as of August 5, 2002.

2. (Exception for number of directors) Notwithstanding Article 29, the Company may have one (1) or more Outside Directors comprising one forth (1/4) of the Directors in office until the end of Ordinary General Meeting of Shareholders for the fiscal year 2002.

3.   (Exception for term of Outside Directors) Notwithstanding Paragraph 1 of
     Article 31, the term of office for Directors elected at the General Meeting of Shareholders convened on June 27, 2002, which was convened to approve the Merger Agreement entered into with Shinhan Securities Co., Ltd., shall be until the end of the Ordinary General Meeting of Shareholders for the fiscal year 2003.


                                    ADDENDUM

1. (Effective Date of Enforcement) These Articles of Incorporation shall be effective as of May 30, 2003.

<Appendix 11>

                                                                   [Translation]

                                      2004

          THE MINUTES OF 3RD GENERAL MEETING OF THE BOARD OF DIRECTORS

                              (SEPTEMBER 17, 2004)

                                        Shinhan Finance Group Co., Ltd.

                                TABLE OF CONTENTS

1.    Declaration of Opening of Meeting

2.    Report on Constitution of Quorum

3.    Consideration of Agenda Submitted

      Agenda No. 1:     Matters concerning implementation of a small-scale share
                        swap and to incorporate Good Morning Shinhan Securities as a wholly-owned subsidiary

4.    Closing

The general meeting of the Board of Directors (the "Board") was held on September 17, 2004 in the conference room of New York Stock Exchange and preceded and closed as follows from 03:00 to 04:00 (New York Local time 14:00 to 15:00).

The Chairman of the Board Eung Chan Ra (the "Chairman") opened the meeting, confirmed the number of directors present, and declared that the meeting was lawfully constituted with a quorum present under the Article 44 of the articles of incorporation of the Company as 14 directors were present out of the total number of 15 directors, showing the percentage of attendance of 93%, and therefore the following agenda was submitted, considered and resolved.

AGENDA NO. 1:           MATTERS CONCERNING IMPLEMENTATION OF A SMALL-SCALE SHARE
                        SWAP TO INCORPORATE GOOD MORNING SHINHAN SECURITIES AS A
                        WHOLLY-OWNED SUBSIDIARY

The Chairman proposed the foregoing and requested Managing Director Byung Jae Cho to explain thereof, and Managing Director Cho informed the small-scale share swap under the Article 360-10 of the Commercial Code (In case where total number of new shares issued for a share swap by the company is not in excess of 5/100 of total number of shares issued by the relevant company, an approval of the board of directors may substitute for an approval of the shareholders' general meeting).

In order to prevent potential conflicts of interests between shareholders and to maximize equity profits as well as effectively implement strategies and allocate resources in respect to Good Morning Shinhan Securities ("GMS"), partially owned by the Company, GMS is required to become a wholly-owned subsidiary as soon as possible, and the Company intends to incorporate GMS as necessary by way of a share swap to the extent permitted by the Commercial Code, etc., as described in the following major contents and [Attachment 1] Share Swap Agreement (Draft) and [Attachment 2] Schedule for Small-scale Share Swap below.

1.    Matters concerning Share Swap Agreement

      A. Major Contents of Share Swap Agreement

     CLASSIFICATION                              CONTENTS                                        REMARKS
-----------------------    ------------------------------------------------------         -----------------------
Purpose                    New shares issued by the Company will be allocated in
(Outline of Share Swap)    consideration for assignment of shares in GMS owned by
                           any shareholder of GMS other than the Company
                           ("Shareholders subject to Share Swap") to Shareholders
                           subject to Share Swap on the date of share swap.

Share Allocation           1)  Allocated to: "any Shareholder subject to Share            The share swap ratio is
(Exchange Ratio                Swap" as of 17:00 of the date immediately                  calculated at market
for Share Swap)                preceding the date of share swap (expiration date          price pursuant to the
                               of submitting share certificates)                          Securities and Exchange
                                                                                          Act (Article 190-2)

     CLASSIFICATION                              CONTENTS                                          REMARKS
-----------------------    ------------------------------------------------------         -------------------------
                           2)  Share Swap Ratio: 0.1633 common share and 0.0977
                               common share of the Company per 1 common share and
                               I preferred share of GMS, respectively

                           * Any fractional share accruing from the share swap shall be compensated in cash, which amount will be calculated based on the closing market price of the new shares on the first date of their listing.

Issuance of New            1)  Type of Shares: common shares in registered                As the maximum number of
Shares                         form of the Company                                        shares does not exceed
(Number of Issued                                                                         5/100 of the total number
Shares)                    2)  The Total Number of Shares: calculated by                  of shares issued and
                               multiplying the number of shares of GMS held               outstanding, the small-
                               by any Shareholders subject to Share Swap by an .          scale share swap is
                               applicable swap rate, on the date immediately              possible.
                               preceding the date of share swap; provided, not
                               in excess of  11,868,549 shares

Date of Shareholders'      A general meeting of shareholders and a class                  *In case of the
Meeting                    meeting of preferred shareholders of GMS for an                small-scale share swap to
                           approval of the small-scale share swap agreement               become a wholly-owned
                           are scheduled on November 26, 2004 (Friday).                   subsidiary, a special
                                                                                          approval in the
                                                                                          shareholders' meeting is
                                                                                          necessary for a
                                                                                          subsidiary while it is
                                                                                          not for a parent company.

                                                                                          * If there are preferred
                                                                                          shares, approval from the
                                                                                          class meeting of
                                                                                          preferred shareholders is
                                                                                          also needed.

Date of Share Swap         The date of share swap is scheduled on December
                           23, 2004 (Thursday).

Others                     The term of any director and member of audit                   * Pursuant to Article
                           committee of the Company who were inaugurated before           360-3 and 360-13 of the
                           the share swap remains the same.                               Commercial Code, it shall
                                                                                          be prescribed in the
                                                                                          agreement that the term
                                                                                          of any director and
                                                                                          member of audit committee
                                                                                          of a wholly-owned
                                                                                          subsidiary after the
                                                                                          share swap remains the
                                                                                          same.

B.    Share Swap Ratio (Article 190-2 of the Securities and Exchange Act)

      * Based on closing market prior to the date of resolution of the Board, the lower between [1] or [2] is applied for exchange ratio calculation.

            [1] Arithmetic mean of two trading volume-weighted averages for one (1) month and one (1) week, and most recent closing market price

            [2]   Most recent closing market price

      * As a result, each price for the swap ratio of the Company and GMS is respectively 20,492 Won and 3,345 Won for common share and 2,002 Won for preferred share of GMS.

C.    Number of Shares to be Newly Issued

      * The maximum number of shares of 11,868,549 shares is calculated by multiplying the sum of the number of shares of GMS held by other shareholders of GMS other than the Company, and those shares available to exercise stock option by the share swap ratio (2.9% of shares issued and outstanding of the Company, 3.8% of common shares)

            -     Common share (61,491,966 shares + 8,900,025 shares) * 0.1633 +
                  preferred share 3,823,314 shares * 0.0977

            - In case of excluding stock option, 10,415,175 shares (2.6% of shares issued and outstanding of the Company, 3.4% of common shares)

D.    Dissenting Shareholders of Share Swap

      * No appraisal right is granted to share of the Company in case of the small-scale share swap done by the Company; provided, the share swap cannot be implemented if any shareholder holding 20/100 or more of the total issued and outstanding shares of the Company (26.3% on the basis of common shares) oppose thereto.

            - Shareholders eligible for appraisal rights: a shareholder whose name is registered in the shareholders' registry as of 17:00, September 30, 2004 (Thursday)

            -     Closing period of the shareholders' registry of the Company:
                  October 1, 2004 (Friday) ~ October 8, 2004 (Friday)

            - Closing date of dissenting to share swap: October 6, 2004 (Wednesday) (for shareholder protection, 3 business days (equivalent to a period of Chu-seok holidays) are added)

      * For GMS, it is required to grant any shareholder opposing to the share swap an appraisal right

            -     Purchase price per share: 3,330 Won for common share
                                            1,933 Won for preferred share.

            - Arithmetic mean of three trading volume-weighted averages for two (2) months, one (1) month and one (1) week closing market price as of the date immediately preceding the meeting date of the board of directors pursuant to the Securities and Exchange Act

E.    Others

            - Other details, including schedule for the share swap such as filing of share swap report and issuance and listing of new shares etc. shall be authorized to representative director and president.

            - Time schedule related with share swap is subject to negotiation with competent authorities.

            - Tender offer for preservation of rights (dividend rate of common share + 1%) of preferred shareholders whose rights are to be dismissed upon share swap

                  * Shares subject to the tender offer: 1,529,326 preferred shares of GMS (40% of issued and outstanding preferred shares) in a registered form

                  * Purchase price: 2,500 Won per share (24% Premium over the closing market price of the date immediately preceding the meeting date of the board of directors the preceding day) (in case of tender offer of all amount:
                        38 Won billion)

                  * Officers of the Company and its affiliates (including officers thereof) are not allowed to purchase GMS preferred shares until closing of the tender offer.

The Chairman proposed to deliberate and the directors discussed the agenda and approved by a unanimous vote of all directors and the Chairman confirmed no further businesses remained and closed all consideration for the day.

The Chairman reported all resolutions in the meeting were completed and declared the meeting was closed.

IN WITNESS WHEREOF, the Chairman and directors present have prepared these minutes and subscribed their names and seals thereon.

<Appendix 12>
                                                                   [Translation]

           MINUTES OF THE 6TH GENERAL MEETING OF BOARD OF DIRECTORS

Time and Date: 09:00 ~ 10:40 September 17, 2004 (Friday)

Place: Main Conference Room for the Board on the 28th Floor of Good Morning
       Shinhan Securities, 23-2 Yoeuido-dong, Youngdeungpo-gu, Seoul

Director Present:  Total Number of Directors   Eight (8)

                   Number of Directors Present Eight (8)
                   Woo Keun Lee, Kang Won Lee, Sung No Lee, Chil Sun Hong,
                   Jin Won Park, Hong Ryul Cheon, Hyoung Tae Kim, Kyung Ho Kim

                   Number of Directors Absent Zero (0)

PROCEEDINGS

Chairman Woo Keun Lee ("Chairman") took a seat of chairman, confirmed the number of directors present, and declared that the meeting was lawfully held in pursuant to the Commercial Code and Articles of Association of the Company. Six matters were submitted to the meeting of the Board of Directors of the Company as follows:

      1. Share Swap and Transfer for the Company to become a wholly owned subsidiary of Shinhan Financial Group Co.

      2. Convening of extraordinary general meeting of shareholders of the Company

      3. Convening of the class meeting of shareholders for preferred shares of the Company

      4. ~ 6. Omitted

Before deliberating on the proposed agenda for the meeting, Senior Manager of Business Planning reported the proceedings and results of the latest meeting of Board of Directors held on July 29. Thereafter, the Chairman declared the 6th Meeting of Board of Directors open.

Agenda 1:   Share Swap and Transfer for the Company to become a wholly owned subsidiary of Shinhan Financial Group Co.

The Chairman presented the first agenda for share swap for the Company to become a wholly owned subsidiary of Shinhan Financial Group Co., (the "SFG") to the Board of Directors.

The Chairman explained that a small-scale share swap, which would be carried out in pursuant to Article 360-10 of the Commercial Code, was to prevent possibilities of potential conflict between shareholders, improve efficiency of resource allocation and realize synergy effects of core business lines between the two companies.

In addition, the Chairman described the time schedule and major contents of the share swap as stated below, and referenced Attachment 1: Share Swap Agreement, and asked the opinion of those directors who were present at the meeting. Then after confirming there was no disagreement on share swap, the Chairman declared the share swap approved as follows.

1.    MATTERS CONCERNING SHARE SWAP AND TRANSFER

      A.    Major contents of Share Swap Agreement

     CLASSIFICATION                          CONTENTS                                       REMARKS
     --------------                          --------                                       -------
                           New shares issued by SFG will be allocated in
                           consideration for assignment of shares in the
Purpose                    Company owned by any shareholder of the Company
(Outline of Share          other than the SFG ("Shareholders subject to Share
Swap)                      Swap") to Shareholders subject to Share Swap on the
                           date of share swap.

                           1)  Allocated to: "any Shareholder subject to Share
                               Swap" as of 17:00 of the date immediately preceding the date of share swap (expiration date of submitting share certificates)

                           2)  Share Swap Ratio: 0.1633 common share and 0.0977        The share swap ratio is
Share Allocation (Swap         registered form of SFG per 1                            common share in calculated at
Ratio for Share Swap)          common share or 1 preferred share in registered         market price pursuant to the
                               form of the Company, respectively                       Securities and Exchange Act
                                                                                       (Article 190-2)

                           * Any fractional share accruing from the share swap shall be compensated in cash, which amount will be calculated based on the closing market price of the new shares on the first date of their listing.

                           1) Type of Shares: common shares in registered form of SFG

Issuance of New Shares     2)  The Total Number of Shares to be Newly Issued:
(Number of Shares to be        calculated by multiplying the total number of
Newly Issued)                  shares of the Company held by any Shareholders
                               subject to Share Swap by an applicable swap
                               rate, on the date immediately preceding the date
                               of share

     CLASSIFICATION                          CONTENTS                                      REMARKS
     --------------                          --------                                      -------
                               swap; provided, not in excess of
                               11,868,549 shares.

                                                                                       Pursuant to Article
                                                                                       360-3 and Article 460
                                                                                       of Commercial Code
                                                                                       respectively, both
                           A general meeting of shareholders of the Company and        approvals from the
                           a class meeting of preferred shareholders of the            general meeting of
Date of Shareholders'      Company for an approval of the small-scale share            shareholders for
Meeting                    swap agreement are scheduled on November 26, 2004           shareholders
                           (Friday).                                                   and the class
                                                                                       meeting of
                                                                                       preferred shareholders
                                                                                       are required.

                           The date of share swap is scheduled on
Date of Share Swap         December 23, 2004 (Thursday).

      B.    Share Swap Ratio (Article 190-2 of the Securities and Exchange Act)

            1) Based on closing market price on the date immediately preceding the date of resolution of the board of directors (filing date of share swap report), the lower between [1] or [2] will be applied for swap ratio calculation.

                  [1] Arithmetic mean of two trading volume-weighted averages for one month and one week, and most recent closing market price

                  [2]   Most recent closing market price

            2) The share swap price will be KRW 3,345 for the common stock and KRW 2,002 for the preferred stock of the Company, and 20,492 for the stock of SFG.

      C.    Number of Shares to be Newly Issued

            The maximum number of shares (11,868,549 shares) is calculated by multiplying the number of common shares of the Company held by shareholders of the Company, other than SFG, including exercisable stock options by the applicable swap rate.

      D.    Dissenting Shareholders' Appraisal Right

            1) Purchase price per share: KRW 3,330 per common stock, KRW 1,933 per preferred stock

                  * Pursuant to the Securities and Exchange Act, the price shall be the arithmetic mean of (i) the volume-weighted averages for the past two (2) months, one (1) month, and one (1) week based on the date immediately preceding the date of the resolution of the board of directors.

            2)    Exercise Period: November 26, 2004 ~ December 6, 2004

            3)    Shareholders Eligible for Appraisal Rights

                  - a shareholder whose name is registered in the shareholders' registry as of the record date (17:00, October 27, 2004) (only shareholders who held his/her shares continuously during the period from the closing date for the shareholders' registry)

      E.    Miscellaneous

            1) Record date for determination of the shareholders eligible to exercise appraisal rights: October 27, 2004 (period of shareholders' registry closing October 28, 2004 ~ November 4)

            2) Other matters such as filing of share swap reports, public notice for submitting share certificates, etc. shall be delegated to the Representative Director /President.

            3) Time schedule of share swap is subject to change depending on negotiations with competent authorities.

2. Time schedule for share swap

                                                CONTENTS
                             -----------------------------------------------
                              SHINHAN FINANCIAL             GOOD MORNING
    DATE                            GROUP                SHINHAN SECURITIES              REMARKS
 ---------                    -----------------          ------------------              -------
September 17 (Friday)        * Resolution of the        * Resolution of the       * Approval of share swap
                             board of directors and     board of directors and    agreement
                             disclosure                 disclosure

                             * Filing share swap        * Filling share swap      * Filing the report by the date immediately
                             report                     report                    preceding date of public
                                                                                  notice

September 18 (Saturday)      * Public notice of         * Public notice of the
                             record date for            record date and period
                             determining                for closing
                             shareholders' rights       shareholders' registry
                                                        and reporting

September 24 (Friday)        Public notice of the                                 Public notice within
                             small-scale share swap                               seven days from the date
                                                                                  of executing share swap
                                                                                  contract

September 30 (Thursday)      Record date for                                      Right to express dissent
                             determining shareholders                             to share swap
                             eligible to

                             exercise
                             shareholders' rights

October 6 (Wednesday)        Closing date for
                             expressing dissent on
                             share swap

October 27 (Wednesday)                                  Record date for           * Determining
                                                        determining               shareholders who will
                                                        shareholders eligible     exercise voting rights
                                                        to exercise               and appraisal rights
                                                        shareholders' rights

                                                                                  * Closing period of the
                                                                                  shareholders' registry
                                                                                  (October 28, 2004 ~
                                                                                  November 4, 2004)

November 11 (Thursday)                                  Public notice of          Up to two weeks before
                                                        convening of the          the date of convening of
                                                        general meeting of        general meeting of
                                                        shareholders and the      shareholders
                                                        class meeting of
                                                        preferred shareholders

November 25 (Thursday)                                  Closing date for
                                                        shareholders to submit
                                                        dissent on share swap

November 26 (Friday)                                    *General meeting of       * General meeting of
                                                        shareholders and class    shareholders and class
                                                        meeting of preferred      meeting of preferred
                                                        shareholders              stockholders

                                                        * Commencement of share   * For ten days from the
                                                        purchase from             date of the general
                                                        shareholders who          meeting of shareholders
                                                        exercised their
                                                        appraisal rights

December 6 (Monday)                                     * Closing of share
                                                        purchase from
                                                        shareholders who
                                                        exercised their
                                                        appraisal rights

December 23 (Thursday)                                  * Date of share swap      * Suspension of
                                                                                  transaction (from
                                                                                  December 21, 2004)

* Listing date for new shares: January 7, 2005 (Friday)

AGENDA 2: CONVENING OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Chairman proposed the second agenda, convening of extraordinary general meeting of shareholders.

Since the Chairman needs to prepare the swap contract and get an approval from the general meeting of shareholders for the share swap between the shares of SFG and those of the Company in pursuant to Article 360-3 of Commercial Code, he explained why the general meeting of shareholders should be convened in accordance with Article 11 of the articles of association of the Company.

In addition, the Chairman explained the following implementation procedures as provided below for share swap and asked for approval from directors who are present. Then, the Chairman declared the Agenda 2 of convening the general meeting of shareholders resolved as submitted, as follows:

1. Matters concerning the record date for determination of exercising voting rights and appraisal rights and closing period of shareholder registry

      A. Record date for determining the shareholders who are eligible to exercise voting rights and appraisal rights: October 27, 2004 (Wednesday)

      B. Closing period of shareholder registry: October 28, 2004 (Thursday) ~ November 4, 2004 (Thursday)

2.    Matters for convening an extraordinary general meeting of shareholders

      A. Date:  November 26, 2004 (Friday) 10:30AM

      B. Place: Good Morning Shinhan Tower, 23-2 Yoeuido-dong,
                Youngdeungpo-gu, Seoul

      C. Purpose of convening an extraordinary general meeting of shareholders

            Agenda 1: Approval of share swap contract

AGENDA 3: CONVENING OF THE CLASS MEETING OF PREFERRED SHAREHOLDERS

Chairman presented the third agenda, convening of the class meeting of preferred shareholders.

The Chairman stated that this third agenda is related with the first and second agenda. Since the Chairman needs to prepare the swap contract and get an approval from the class meeting of preferred shareholders for the share swap between the shares of SFG and those of the Company in pursuant to Article 360-3 of Commercial Code, he explained why the class meeting of preferred shareholders should be convened in accordance with Article 11 of Regulation for Board of Directors.

In addition, the Chairman explained the following implementation procedures as provided below for share swap, and since preferred stock's renouncement of +1% right of common stock will be a loss to the preferred shareholders under the share swap, he explained the need to convene a class meeting of preferred shareholders Thereafter, the Chairman asked for approval from directors who are present. All directors who were present agreed with the agenda and the Chairman declared Agenda 3 of convening the class meeting of preferred shareholders resolved as submitted, as follows:

1. Matters concerning the record date for determination of exercising voting rights and closing period of shareholder registry

      A. Record date for determination of the shareholders eligible to exercise voting rights: October 27, 2004 (Wednesday)

      B. Closing period of shareholder registry: October 28, 2004 (Thursday) ~ November 4, 2004 (Thursday)

2.    Matters for convening the class meeting of preferred shareholders

      A. Date:  November 26, 2004 (Friday) 09:00AM

      B. Place: Good Morning Shinhan Tower, 23-2 Yoeuido-dong, Youngdeungpo-gu, Seoul

      C. Purpose of convening the class meeting of preferred shareholders Agenda 1: Approval of share swap contract

AGENDA 4. ~ AGENDA 6.  (Omitted)

The Chairman closed all consideration for the day.

The Chairman reported all resolutions in the meeting were completed and declared the meeting was closed.

IN WITNESS WHEREOF, the Chairman and directors present have prepared these minutes and subscribed their names and seals thereon.

                                         September 17, 2004

                                       GOOD MORNING SHINHAN SECURITIES CO., LTD.

                                      23-2 Yoeuido-dong, Youngdeungpo-gu, Seoul

                                      Representative Director  Woo Keun Lee
                                      Representative Director  Kang Won Lee
                                      Director                 Sung No Lee
                                      Director                 Chil Sun Hong
                                      Director                 Jin Won Park
                                      Director                 Hyoung Tae Kim
                                      Director                 Hong Ryul Cheon
                                      Director                 Kyung Ho Kim

* Jin Won Park, Hyoung Tae Kim, Hong Ryul Cheon, and Director Kyung Ho Kim are outside directors.